Exhibit 99.1

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary Information Statement

(Subject to Completion, dated April 16, 2021)

Information Statement

Distribution of Class A Common Stock of

Jackson Financial Inc.

Prudential plc (“Prudential”) is making this information statement available to its shareholders in connection with the planned separation of its majority-owned subsidiary Jackson Financial Inc. (“JFI”). To effect the separation, Prudential will make an in-specie distribution of approximately 70.2% of the shares of JFI’s Class A common stock (representing approximately 70.2% of the total combined voting power of JFI’s common stock and approximately 69.2% of JFI’s total common stock) on a pro rata basis to Prudential Shareholders (as defined herein) as of the Record Date (as defined herein). We refer to the separation and distribution as the “Demerger.” Immediately after the completion of the Demerger, JFI will be a separate, publicly-traded company.

If you are a record holder of Prudential ordinary shares as of the Record Date, you will be entitled to receive one share of JFI’s Class A common stock for every 40 Prudential ordinary shares you hold on the Record Date. We expect the Demerger to be completed on                 , 2021. Prudential will distribute the shares of Class A common stock in book-entry form, which means that you will not receive physical stock certificates. Fractional shares of Class A common stock will not be delivered. Instead, the transfer agent will aggregate fractional shares into whole shares, sell, or cause to be sold, the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales pro rata to each holder who would otherwise have been entitled to receive fractional shares in the Demerger, net of applicable withholding taxes. You may be subject to tax in your home jurisdiction on the shares of Class A common stock received and any cash received in lieu of fractional shares based on your particular tax circumstances.

Prudential Shareholders are being asked to approve the Demerger at the general meeting of Prudential on                 , 2021 (the “Prudential General Meeting”). In connection with the Prudential General Meeting, Prudential is separately making available to its shareholders the Prudential Circular (as defined herein). The Prudential Circular will contain a form of proxy and describe the procedures for voting the Prudential ordinary shares and other details regarding the Prudential General Meeting. This information statement does not contain a proxy and is not intended to constitute solicitation material under U.S. federal securities law.

Other than approval of the Demerger at the Prudential General Meeting, no action by Prudential Shareholders will be necessary for Prudential Shareholders to receive shares of Class A common stock to which they are entitled in the Demerger. This means that Prudential Shareholders will not be required to pay any consideration for the shares of Class A common stock they receive in the Demerger, surrender or exchange their Prudential ordinary shares in order to receive shares of Class A common stock or take any other action in connection with the Demerger.

If you are a holder of Prudential American depositary receipts (“Prudential ADRs”), you will receive your entitlement to shares of Class A common stock in the Demerger in book-entry form on         , 2021, the Distribution Date for Prudential ADRs. As the shareholder on the register of members of Prudential kept in the UK (the “UK Register”), JPMorgan Chase Bank N.A., as depositary for the Prudential ADR program (the “U.S. Depositary”), will instruct our transfer agent to deliver the shares of Class A common stock to which it is entitled in connection with the Demerger directly to holders of Prudential ADRs.

Small Shareholders (as defined herein) may elect to have all of the shares of Class A common stock that they are entitled to receive in the Demerger sold by the Sale Agent (as defined herein) and the cash proceeds, net of applicable withholding taxes, remitted to them as soon as practicable following the sale of those shares. The share sale option is described in “The Demerger—Overview of the Share Sale Option.”

Prudential currently owns approximately 90.2% of JFI’s outstanding Class A common stock (representing approximately 90.1% of the total combined voting power of JFI’s common stock and approximately 88.9% of JFI’s total common stock). Until the Demerger occurs, Prudential will have the sole and absolute discretion to determine and change the terms of the Demerger, including establishing the Record Dates for the distribution and the Distribution Dates.

JFI has two classes of common stock: Class A common stock and Class B common stock. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to one-tenth of one vote per share. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters, except as otherwise set forth in this information statement or as required by applicable law. Each outstanding share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer and upon being held by a stockholder that beneficially owns less than 9.9% of the total combined voting power of our common stock, except for certain exceptions and permitted transfers described in our certificate of incorporation. All of our Class B common stock is owned by Athene Co-Invest Reinsurance Affiliate 1A Ltd. for insurance regulatory purposes.

There is currently no public trading market for JFI’s Class A common stock. We expect to apply to list our Class A common stock on the New York Stock Exchange (“NYSE”) under the symbol “JXN.” We anticipate that a limited trading market for our Class A common stock, commonly known as a “when-issued” trading market, will develop on or shortly before                 , 2021, the Record Date for Prudential Shareholders on the UK Register, and will continue up to and including                 , 2021, the Distribution Date for Prudential ADRs. We anticipate “regular-way” trading of our Class A common stock will begin on                 , 2021, the first trading day after the Distribution Date for Prudential ADRs. There can be no assurance that, following the completion of the Demerger, the combined trading prices of the Prudential ordinary shares and JFI’s Class A common stock will equal or exceed what the trading price of Prudential ordinary shares would have been in the absence of the Demerger.

In reviewing this information statement, you should carefully consider the factors described in the section entitled “Risk Factors” beginning on page 38 of this information statement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities described herein or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is                 , 2021.

Prudential first mailed a Notice of Internet Availability of Information Statement Materials containing instructions on how to access this information statement to its shareholders on or about                 , 2021.

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Certain Important Terms

•

“we,” “us,” “our” and the “Company” mean Jackson Financial Inc. and its consolidated subsidiaries, unless the context refers only to Jackson Financial Inc. as a corporate entity (which we refer to as “JFI”).

•	“Athene” means Athene Life Re Ltd. and its affiliates and permitted transferees, including Athene Co-Invest Reinsurance Affiliate 1A Ltd.

•

“Athene Equity Investment” means the July 2020 investment of $500 million by Athene in JFI for Class A common stock and Class B common stock, representing approximately 9.9% of the total combined voting power and approximately 11.1% of the total common stock of the Company.

•

“Athene Reinsurance Transaction” means the funds withheld coinsurance agreement entered into with Athene on June 18, 2020, effective June 1, 2020, to reinsure a 100% quota share of a block of our in-force fixed and fixed index annuity liabilities in exchange for approximately $1.2 billion in ceding commissions.

•	“Athene Transactions” means the Athene Reinsurance Transaction and the Athene Equity Investment, together.

•	“BACS” means the Bankers’ Automated Clearing System, which facilitates direct electronic payments from one bank account to another.

•	“Brooke Life” means Brooke Life Insurance Company, an indirect wholly-owned subsidiary of JFI and the direct parent company of Jackson National Life.

•	“CCASS” means the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited.

•	“CDI” means CREST Depository Interest.

•	“common stock” means our Class A common stock and our Class B common stock, together.

•	“CSN” means the Corporate Sponsored Nominee service provided by EFSL.

•	“Distribution Date” means , 2021 for Prudential Shareholders on the UK Register, , 2021 for Hong Kong Shareholders and , 2021 for Prudential ADR Holders.

•	“EEA” means the European Economic Area.

•

“EFSL” means Equiniti Financial Services Limited, providing the Prudential Corporate Sponsored Nominee and the Jackson Nominee Service. EFSL is registered in England & Wales with No. 06208699 and is authorized and regulated by the UK Financial Conduct Authority no. 468631.

•

“Eligible CSN Shareholders” means Prudential Shareholders on the UK Register who are natural persons and hold their Prudential ordinary shares in certificated form and have a registered address in the UK, Isle of Man or Channel Islands, and shareholders in the Prudential Corporate Sponsored Nominee (other than those with an EEA address), in each case who are eligible to hold shares of our Class A common stock or CDIs representing shares of our Class A common stock in the Jackson Nominee Service.

•

“Form of Election” means the form of election for Qualifying Shareholders and Prudential ADR Holders, subject to eligibility, to complete and return either (i) if they would like our Class A common stock to be sold on their behalf under the Share Sale Option or (ii) if they would like to opt out of the Jackson Nominee Service (if applicable).

•	“Hong Kong Register” means the Hong Kong overseas branch register of members of Prudential.

•	“Hong Kong Shareholder” means a Prudential Shareholder who is registered on the Hong Kong Register.

•

“Intermediary” means, in relation to holders of beneficial interests in Prudential ordinary shares through the CCASS, the beneficial interests holders’ broker, custodian, nominee or other relevant person who is a CCASS participant or who has deposited the Prudential Shares the holders have beneficial interests in with a CCASS participant.

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•	“Investment Advisory Subsidiaries” means JNAM and PPM, together.

•	“Jackson Finance” means Jackson Finance, LLC.

•	“Jackson National Life” means Jackson National Life Insurance Company.

•	“Jackson National Life NY” means Jackson National Life Insurance Company of New York.

•	“Jackson Nominee Service” means the CSN that will be established for JFI stockholders.

•	“JNAM” means Jackson National Asset Management, LLC.

•

“OPS” means the overseas payment service offered to Prudential Shareholders on the UK Register for the payment of dividends by electronic means in the currency of the Prudential Shareholder’s choice for a small fee.

•	“PCAL” means Prudential Corporation Asia Limited.

•	“PPM” means PPM America, Inc.

•

“Prudential” means Prudential plc, a public limited company organized under the laws of England and Wales, and our ultimate parent company. Prudential owned approximately 90.2% of JFI’s outstanding Class A common stock (representing approximately 90.1% of the total combined voting power of JFI’s common stock and approximately 88.9% of JFI’s total common stock) immediately prior to the Demerger. Immediately following the completion of the Demerger, Prudential will own approximately 20.0% of JFI’s outstanding Class A common stock (representing approximately 19.9% of the total combined voting power of JFI’s common stock and approximately 19.7% of JFI’s total common stock).

•	“Prudential ADR” means an American depositary share representing two Prudential ordinary shares, evidenced by an American depositary receipt.

•

“Prudential ADR Deposit Agreement” means the deposit agreement, as amended and restated, among Prudential, Morgan Guaranty Trust Company of New York, and registered holders and beneficial owners from time to time of Prudential ADRs issued thereunder;

•	“Prudential ADR Holders” means all registered holders of Prudential ADRs.

•	“Prudential Circular” means the shareholder circular separately made available to Prudential Shareholders relating to the Demerger and the Prudential General Meeting.

•	“Prudential Corporate Sponsored Nominee” means the existing CSN for Prudential Shareholders.

•

“Prudential Group” in respect of any time prior to the Demerger, means Prudential and its subsidiaries and subsidiary undertakings; and in respect of any period following the completion of the Demerger, excluding the Company.

•	“Prudential ordinary shares” means the fully paid ordinary shares in the share capital of Prudential.

•	“Prudential Shareholders” means holders of Prudential ordinary shares registered on the UK Register or the Hong Kong Register.

•	“Prudential transfer agent” means Equiniti Limited in the UK and Computershare Hong Kong Investor Services Limited in Hong Kong.

•

“PUSH” means Prudential (US Holdco 1) Limited, the record holder of 800 shares of JFI’s Class A common stock as of the date of this Information Statement. All of the shares of Class A common stock currently held by PUSH will be distributed to PCAL and then to Prudential in order to ensure that, immediately prior to completion of the Demerger, JFI is a direct majority-owned subsidiary of Prudential. As of the date of this information statement, PUSH is the direct parent of JFI and is an indirect wholly-owned subsidiary of Prudential.

•	“Record Date” means, for Prudential Shareholders on the UK Register and Prudential ADR Holders, UK time on , 2021 and, for Prudential Shareholders on the Hong Kong Register, Hong Kong time on , 2021.

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•	“Qualifying Shareholder” means a record holder of Prudential ordinary shares on the Record Date.

•	“Sale Agent” means the nominee appointed by Prudential to sell or facilitate the sale of our Class A common stock under the Share Sale Option.

•	“Singapore Holder” a holder of an interest in Prudential ordinary shares on the Hong Kong Register in uncertificated form through The Central Depository (Pte) Limited (“CDP”).

•

“Small Shareholders” means Prudential Shareholders (excluding CREST shareholders) who hold 10,000 or fewer Prudential ordinary shares and Prudential ADR Holders who hold 5,000 or fewer Prudential ADRs.

•	“UK Listing Rules” means the listing rules of the Financial Conduct Authority of the UK under section 73A(1) of the Financial Services and Markets Act 2000 of the UK, as amended.

•	“UK Register” means the register of members of Prudential kept in the UK.

For definitions of selected financial and product-related terms used in this information statement, please refer to “Glossary” beginning on page G-1 of this information statement.

Market and Industry Data

This information statement includes estimates regarding market and industry data and forecasts, which are based on publicly available information, industry publications and surveys, reports from government agencies, reports by market research firms and our own estimates based on our management’s knowledge of, and experience in, the insurance industry and market segments in which we compete. Third-party industry publications and forecasts generally state that the information contained therein has been obtained from sources generally believed to be reliable. Our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Risk Factors,” “Special Note Regarding Forward-Looking Statements and Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Service Marks, Trademarks and Trade Names

We hold various service marks, trademarks and trade names, such as Jackson National Life Insurance Company, Jackson, Jackson National Life, Brooke Life Insurance Company, Jackson National Asset Management LLC, Jackson National Life NY, our logo design, and MarketProtector, MarketProtector Advisory, RateProtector, Elite Access, Elite Access Advisory II, Perspective II, Perspective Advisory II, and Financial Freedom for Life, that we deem particularly important to the advertising activities conducted by each of our businesses. This information statement also contains trademarks, service marks and trade names of other companies which are the property of their respective holders. We do not intend our use or display of such names or marks to imply relationships with, or endorsements of us by, any other company.

Basis of Presentation

The financial information presented in this information statement differs from the financial information for the “Jackson Group” presented in the Prudential Circular. These differences relate primarily to the accounting basis applied. The financial information in this information statement has been prepared under accounting principles generally accepted in the United States of America (“U.S. GAAP”), while the financial information in the Prudential Circular is prepared under International Financial Reporting Standards (“IFRS”). There are also certain differences in the presentation of the results of the “Jackson Group” in Prudential’s consolidated financial statements as compared to the presentation of results in this information statement.

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INFORMATION STATEMENT SUMMARY

The following summary highlights selected information contained elsewhere in this information statement. Because this is only a summary, it does not contain all of the information that may be important to you. You should carefully read the entire information statement, including “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our financial statements included elsewhere in this information statement. For the definitions of certain capitalized terms used in this information statement, please refer to “Certain Important Terms” and “Glossary.”

Overview

We help Americans grow and protect their retirement savings and income to enable them to pursue financial freedom for life. We believe that we are uniquely positioned in our markets because of our differentiated products and our well-known brand among distributors and advisors. Our market leadership is supported by our efficient and scalable operating platform and industry-leading distribution network. We believe these core strengths will enable us to grow profitably as an aging U.S. population transitions into retirement.

We offer a diverse suite of annuities to retail investors in the United States. Our variable annuities have been among the best-selling products of their kind in the United States primarily due to the differentiated features we offer as compared to our competitors, in particular the wider range of investment options and greater freedom to invest across multiple investment options. We also offer fixed index annuities and fixed annuities and intend to offer a registered index-linked annuity, or RILA, in 2021.

We sell our products through an industry-leading distribution network that includes independent broker-dealers, wirehouses, regional broker-dealers, banks, and independent registered investment advisors, third-party platforms and insurance agents. We have been the top selling retail annuity company in the United States for eight of the past nine years, according to LIMRA. We were the largest retail annuity company in the United States for the year ended December 31, 2020, according to LIMRA, as measured by sales, selling approximately $18 billion in annuities.

Our operating platform is scalable and efficient. We administer approximately 75% of our in-force policies on our in-house policy administration platform. The remainder of our business is administered through established third-party arrangements. We believe that our operating platform provides us with a competitive advantage by allowing us to grow efficiently and provide superior customer service while maintaining a combined statutory operating expense to asset ratio of 26 basis points at our principal insurance company subsidiaries for the year ended December 31, 2020, which we believe is among the lowest in the life and annuity industry.

Product design and pricing are key aspects of our risk management approach, as is our hedging program. Our hedging program seeks to balance three objectives: protecting against the economic impact of adverse market conditions, protecting our statutory capital and stabilizing our statutory distributable earnings throughout market cycles. Jackson National Life paid approximately $4.2 billion in statutory stockholder dividends (net of capital contributions) from 2011 through 2020, despite substantial market volatility over that period.

These core strengths enable us to produce an attractive financial profile, reflected by our track record of generating profitable growth and earning attractive risk-adjusted returns. For the year ended December 31, 2020, we had total sales of $19 billion, AUM of approximately $362 billion, net (loss) income attributable to Jackson Financial Inc. of $(332.1) million and Adjusted Operating Earnings of $1,880.2 million. For the year ended December 31, 2020, we had a ROE and Adjusted Operating ROE of (4.1)% and 27.4%, respectively. See “Key Non-GAAP Financial Measures and Operating Measures” for information regarding our non-GAAP financial measures and reconciliations to the most comparable U.S. GAAP measures.

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We intend to use our diverse product offering, industry-leading distribution capabilities, and efficient and scalable operating platform to pursue profitable growth opportunities and generate attractive risk-adjusted returns for stockholders through market cycles.

Our Company

Our principal operating subsidiary, Jackson National Life, was founded in Jackson, Michigan in 1961. It was acquired by Prudential plc, which we refer to as “Prudential,” an international financial services group, in 1986. We are presently an indirect majority-owned subsidiary of Prudential. Our more than 2,900 full-time employees, together with our Strategic Support Program associates (a flexible, cost-efficient, part-time workforce providing us with just-in-time scale), manage more than three million policies and $362 billion in assets under management as of December 31, 2020. We are headquartered in Lansing, Michigan and maintain offices in Franklin, Tennessee and Chicago, Illinois. Our insurance company subsidiaries are licensed to distribute insurance products in all 50 U.S. states and the District of Columbia.

Retail product offerings

Our retail product offerings comprise annuities, designed to help retail investors save for and live in retirement. Our diverse suite of annuities currently includes variable, fixed index and fixed annuities. This diverse offering allows us to meet the different needs of retail investors based on their risk tolerance and desired growth objectives, and to deliver customized, differentiated solutions to our distribution partners. Our annuities offer investors the opportunity to grow their savings consistent with their objectives, ranging from full market participation, with our variable annuities, to a guaranteed fixed return, with our fixed annuities. All of our annuities offer investors the opportunity to benefit from tax deferral. Some of our annuities offer optional guarantee benefits for a fee, such as full or partial protection of principal, minimum payments for life and minimum payments to beneficiaries upon death. We intend to offer a RILA in 2021.

Variable Annuities. Our variable annuities offer investors full participation in market returns through a broad selection of funds in a variety of investment styles, including equities and fixed income. Our customers have the freedom to allocate their savings across this wide range of investment options, even if an optional guarantee benefit is elected. Our variable annuities offer a range of benefits to meet our customers’ needs. Optional guarantee benefits offer the customer guaranteed minimum protection based on their eligible

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contributions, adjusted for withdrawals, which protects against market volatility and investment performance risk. The principal features of our variable annuity optional guarantee benefits are:

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Guaranteed minimum payments for the customer’s lifetime based on a fixed annual percentage of the benefit base, referred to as Guaranteed Minimum Withdrawal Benefits for Life, or GMWB for Life. As of December 31, 2020, 73% of our total variable annuity account value included a GMWB for Life optional guarantee benefit selection.

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Guaranteed minimum payments based on a fixed annual percentage of the benefit base, for at least the amount of the customer’s total eligible contributions, referred to as Guaranteed Minimum Withdrawal Benefits, or GMWB. As of December 31, 2020, 3% of our total variable annuity account value included a GMWB optional guarantee benefit selection.

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Death benefits that guarantee the annuity beneficiary will receive the higher of the current account value or the benefit base, which can be increased through roll-up and step-up features, referred to as an enhanced Guaranteed Minimum Death Benefit, or enhanced GMDB. As of December 31, 2020, 12% of our total variable annuity account value included an enhanced GMDB selection.

The investment freedom and optional guaranteed benefits we offer our customers have remained generally consistent over our history, which both our customers and distribution partners value. As a result, we have strong brand recognition with distributors and advisors, as demonstrated by the +29 Net Promoter Score (“NPS”) for our variable annuities, compared to an industry average NPS of -17, based on advisor surveys conducted by Advanis in 2020. For the year ended December 31, 2020, we had variable annuity sales of $16.6 billion. As of December 31, 2020, we had variable annuity account value of $228.7 billion.

RILA. We intend to offer a RILA in 2021. The RILA market has been the fastest growing category of the variable annuity market over the last five years, growing at a compound annual growth rate of 62.5% from January 1, 2015 through December 31, 2020. Our RILA will offer investors exposure to market returns through market index-linked investment options, subject to a cap, and will offer a variety of guarantees designed to modify or limit losses. Our RILA will generally include a guaranteed minimum payment to beneficiaries upon death. Our RILA will offer investors the opportunity to choose the floor or buffer level as well as term length. Downside protection beyond a specified percentage loss is provided through a “floor,” which establishes the maximum percentage loss in the market index-linked investment option selected that an investor will experience in a down market. Any loss in excess of the floor is insured and borne by us. Partial downside protection is provided through a “buffer,” which establishes an initial range of loss in the market index-linked investment option selected (e.g., the first 20% of loss) that we will insure and bear. Any loss that exceeds the buffer will result in a loss of account value and be experienced by the investor. The floor and buffer will vary by the selected strategy, term length and index elected. We believe the RILA market presents us with a compelling growth opportunity within our traditional channels with the potential to earn attractive risk-adjusted returns.

Fixed Index Annuities. Our fixed index annuities offer a guaranteed minimum crediting rate that is typically lower than a traditional fixed annuity and allow the customer discretion in the allocation of assets to either fixed accounts (which offer a fixed interest rate that is similar to our fixed annuities regardless of market performance) or to indexed funds with the potential for additional growth based on the performance of a reference market index (generally, the S&P 500 or MSCI EAFE), subject to a cap. Our fixed index annuities also offer an optional guaranteed minimum payments for life benefit. For the year ended December 31, 2020, we had fixed index annuity sales of $997 million. As of December 31, 2020, we had fixed index annuity account value of $357.1 million, net of reinsurance (including our Retail Annuities and Closed Life and Annuity Blocks segments).

Fixed Annuities. Our fixed annuities offer a guaranteed minimum crediting rate that is typically higher than the interest rates offered by bank savings accounts or money market funds. In addition to our traditional fixed annuities, in 2019, we launched a new multi-year guaranteed annuity with three different guaranteed crediting rate periods. Our fixed annuities do not offer guaranteed minimum payments for life benefits but can be annuitized, or converted into a single premium immediate annuity that offers such benefits. For the year ended

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December 31, 2020, we had fixed annuity sales of $327 million. As of December 31, 2020, we had fixed annuity account value of $2.3 billion, net of reinsurance (including our Retail Annuities and Closed Life and Annuity Blocks segments).

Advisor Compensation Arrangements. Depending on the compensation arrangements that have been established between the investor and the investor’s advisor, we offer either “commission-based” or “fee-based” annuities. Historically, broker-dealer representatives and insurance agents have predominantly offered our commission-based annuities and are compensated at the time of the annuity purchase through an upfront commission and may also be compensated through ongoing trail commissions.

We offer variable annuities and fixed index annuities as commission-based and fee-based annuities, allowing investors to access our diverse suite of annuities regardless of the compensation arrangements they have established with their advisor. Our fixed annuities are only offered as commission-based. For the year ended December 31, 2020, we generated sales of commission-based and fee-based annuities of $17.0 billion and $1.0 billion, respectively.

Independent Registered Investment Advisors (“iRIAs”) typically offer our fee-based annuities and are compensated by the investor through an asset-based fee or a flat fee that we do not influence or control. The total number of iRIAs within the industry utilizing annuities as part of their practice more than doubled from the year ended December 31, 2015 through the year ended December 31, 2019, from approximately 4,400 advisors to nearly 12,000 advisors. Since 2015, sales of our fee-based annuities have increased from near zero to over $1.0 billion in sales for the year ended December 31, 2020. Our fee-based annuities do not pay a commission or any other sales charge to the investment advisor and do not include surrender fees, and as such can be surrendered at any time after purchase without additional charge.

Distribution channels

As of December 31, 2020, our retail annuities are distributed through more than 600 distribution partners and more than 136,000 licensed and appointed advisors, down 1% from 2019, across four channels:

•	independent broker-dealers;

•	banks and other financial institutions;

•	wirehouses and regional broker-dealers; and

•	iRIAs, third-party platforms and insurance agents (the “IPA channel”).

Our strong presence in multiple distribution channels has been essential to positioning us as a leading provider of retirement savings and income solutions. According to LIMRA, for the year ended December 31, 2020, we

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accounted for 16.8% of new sales in the U.S. retail variable annuity market and ranked number #1 in variable annuity sales. Each of these channels is supported by our sizeable wholesaler field force, which is among the most productive in the annuity industry. According to the Market Metrics Q3 2020 Sales, Staffing, and Productivity Report, our variable annuity sales per wholesaler are more than 10% higher than our nearest competitor. We are increasingly focused on growing sales through our IPA channel. We intend to facilitate the sale of annuities by registered investment advisors by offering them use of an insurance support desk that satisfies insurance-related licensing and regulatory requirements. We believe that there is a significant long-term opportunity to grow annuity sales through registered investment advisors, who managed approximately $5.7 trillion in investor assets at the end of 2019, according to a report by Cerulli Associates.

Institutional product offerings

Our primary institutional product offerings include traditional guaranteed investment contracts, Federal Home Loan Bank funding agreements and medium-term funding agreement-backed notes. Our institutional products provide us with an additional source of investment spread-based income, and generally guarantee purchasers of our products the payment of principal and interest at a fixed or floating rate over a term of two to 10 years. This investment spread-based income is generated based on the difference between the rate of return we are able to earn on the deposit and the interest payable to the purchasers of these products. We typically issue institutional products on an opportunistic basis depending on both the risk-adjusted return on investment opportunities available and the prevailing cost of funding required by purchasers of our institutional products. We sell our institutional products through investment banks or other intermediaries to institutional and corporate investors, plan sponsors and other eligible purchasers. For the year ended December 31, 2020, we had institutional product sales of $1.3 billion, and, as of December 31, 2020, we had institutional product account value of $11.1 billion.

Operating platform

Our in-house policy administration platform gives us flexibility to administer multiple product types through a single platform. To date, we have converted over 3.5 million life and annuity policies to our in-house policy administration platform, eliminating the burdens, costs and inefficiencies that would be involved in maintaining multiple legacy administration systems. As of December 31, 2020, we administered approximately 75% of our in-force policies on our in-house policy administration platform. We also have scalable third-party administration agreements. Our ability to utilize both in-house and third-party administrative platforms gives us flexibility to convert and administer acquired business efficiently. We believe that our operating platform provides us with a competitive advantage by allowing us to grow efficiently and provide superior customer service. We received the Contact Center of the Year award from Service Quality Management for 2019 and 2020, and the #1 overall operational ranking for 2019 and #2 overall operational ranking for 2020 from our broker-dealer partners, according to the Operations Managers’ Roundtable.

Investment management

Our Investment Advisory Subsidiaries, JNAM and PPM, have significant experience in asset management and manage our separate account assets and our general account assets, respectively. The separate account assets associated with our variable annuities are managed by JNAM, a wholly-owned registered investment advisor that provides investment advisory, fund accounting and administration services to the funds offered within our variable annuities. JNAM selects, monitors and actively manages the investment advisors that manage the funds we offer within our variable annuities. JNAM also directly manages asset allocation for funds of funds offered within our variable annuities. As of December 31, 2020, JNAM managed approximately $256 billion of assets.

PPM manages the majority of our investment portfolio and provides investment management services to Prudential’s Asian affiliates, former UK affiliate and other third parties across markets, including public fixed income, private equity, private debt and commercial real estate. Our investment and asset allocation guidelines

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are designed to provide us with a competitive rate of return on invested assets, to support the profitable growth of our business and to support our goal of maintaining appropriate capitalization from both a regulatory and ratings perspective. As of December 31, 2020, PPM managed $106 billion of assets. Since December 31, 2020, PPM’s assets under management have decreased primarily due to withdrawals by Prudential’s former UK affiliate. PPM’s assets under management at the time of the Demerger are anticipated to be approximately $80 billion.

Underwriting and product design

Our underwriting and product design practices are illustrated by the following:

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In 2012, we developed and launched Elite Access, our investment-only variable annuity that does not include any guaranteed living benefits. Since that time, it has been the industry’s best-selling investment-only variable annuity. As of December 31, 2020, Elite Access represented 11% of our total variable annuity account value.

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All of our variable annuities, including our flagship variable annuity, Perspective II, may be purchased without any guaranteed living benefits. As of December 31, 2020, variable annuities with no guaranteed living benefits (including investment-only variable annuities) represented 23% of our total variable annuity account value.

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For those products that include optional guarantee benefits, we focus on guaranteed living benefits with risk characteristics that we believe are easier to manage, such as GMWB and GMWB for Life. As of December 31, 2020, 76% of our total variable annuity account value included a GMWB or GMWB for Life guaranteed living benefit.

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We no longer offer guaranteed living benefits that we believe offer us a lower risk-adjusted return, such as Guaranteed Minimum Income Benefits, or GMIBs, and have utilized third-party reinsurance to mitigate the risks that we face with regard to specific features of our variable annuities. As of December 31, 2020, less than 1% of our total variable annuity account value included a GMIB, substantially all of which has been reinsured.

•

We have designed substantially all of our products such that the guarantee fee charged to the customer is calculated based on the benefit base, rather than the account value, which supports our hedging program by stabilizing the guarantee fees we earn.

•

Less than 5% of our in-force variable annuity policies, based on account value as of December 31, 2020, were sold prior to the 2008 financial crisis, a period of time when many variable annuities sold by our competitors were uneconomically priced and offered difficult to manage guarantee features.

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We set what we believe are appropriate mortality and policyholder behavior assumptions as part of our pricing and reserving practices. We monitor experience on an on-going basis, and we incorporate new experience data and emerging trends to ensure our actuarial assumptions and models reflect the appropriate mix of all available information and expert judgment.

Our hedging strategy seeks to manage equity and interest rate risk within risk tolerances through a mix of equity and interest rate derivatives as well as fixed income assets. Our hedging program seeks to balance three objectives: protecting against the economic impact of adverse market conditions, protecting our statutory capital and stabilizing our statutory distributable earnings throughout market cycles. Our core dynamic hedging program seeks to offset changes in economic liability associated with variable annuity guarantee benefits due to market movements, while our macro hedging program seeks to protect statutory capital under a range of stress scenarios. We also use third-party reinsurance to mitigate a portion of the risks that we face, principally in certain of our in-force annuity and life insurance products with regard to longevity and mortality risks and with regard to the vast majority of our GMIB optional benefit features.

We also use third-party reinsurance to manage capital in support of our strategy by monetizing selected risks in our in-force business. In June 2020, we entered into a funds withheld coinsurance agreement with Athene to reinsure $27.6 billion of our in-force fixed annuity and fixed index annuity reserves. See “Business—Reinsurance.” This transaction allowed us to monetize substantially all of our in-force fixed and fixed index annuity liabilities. We intend to continue to participate in the fixed and fixed index annuity markets.

Historically, we have managed and diversified our overall mortality and longevity risks through acquisitions. Since 2012, we have acquired more than $15 billion in life and annuity reserves. Consistent with our financial goals, we may opportunistically explore acquisitions that we believe provide attractive risk-adjusted returns.

Our Segments

We manage our business through three segments: Retail Annuities, Institutional Products, and Closed Life and Annuity Blocks. We report certain activities and items that are not included in these segments, including the results of PPM, in Corporate and Other.

Retail Annuities

We are a leading provider of annuities in the U.S. retirement market. Our Retail Annuities segment includes our variable, fixed index and fixed annuities. We intend to offer a RILA in 2021, which will be included in this segment. Our annuities are designed to offer investors the opportunity to:

•

grow their savings on a tax-deferred basis consistent with their objectives, ranging from annuities that offer full market participation to annuities that offer guaranteed fixed returns, including full or partial protection of principal;

•	protect their assets using a variety of standard and optional guarantee benefits and guaranteed minimum crediting rates; and

•	provide a source of income in the form of minimum payments for life and minimum payments to beneficiaries upon death.

Our variable annuities are designed for investors who desire full market participation and investment freedom. We offer a greater level of investment freedom compared to most other variable annuities available in the market, as well as many optional guarantee benefits, which allows investors to purchase only those benefits that match their objectives. We have a proven track record in this market with our industry-leading flagship product, Perspective II, and our investment only variable annuity, Elite Access. For the year ended December 31, 2020, Perspective II generated sales of $13.1 billion, or 73% of total sales in our Retail Annuities segment. For

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the year ended December 31, 2020, our variable annuities generated sales of $16.6 billion, or 93% of total sales in our Retail Annuities segment, an increase from sales of $14.7 billion in 2019.

Our fixed index annuities are designed for investors who desire principal protection with an opportunity to participate in capped upside investment returns linked to a reference market index. Our fixed index annuities offer optional guaranteed minimum payments for life benefits. In 2019, we refreshed our fixed index product suite to broaden our product offering and introduced MarketProtector, a fixed index annuity that offers a variety of interest crediting methods, indices and guaranteed crediting rate periods. MarketProtector also offers IncomeAccelerator, an optional guarantee benefit that provides guaranteed minimum payments for life. For the year ended December 31, 2020, our fixed index annuities generated sales of $997 million, or 5% of total sales in our Retail Annuities segment, down from sales of $3.8 billion in 2019.

Our fixed annuities are designed for investors who desire to grow their assets without market exposure. They offer a guaranteed minimum crediting rate, which is typically higher than the interest rates offered from bank savings accounts or money market funds. In 2019, we launched Jackson RateProtector, a single premium, multi-year guaranteed fixed annuity. Our fixed annuities offer three guaranteed crediting rate periods, ranging from three to seven years. For the year ended December 31, 2020, our fixed annuities generated sales of $327 million, or 2% of total sales in our Retail Annuities segment, down from sales of $1.2 billion in 2019.

Our sales of fixed index annuities and fixed annuities in 2020 decreased materially from 2019 as a result of pricing changes made in early 2020 in response to changing market conditions and to preserve statutory capital. Based on current market conditions, we expect sales of these products to remain at historically low levels in 2021.

As of December 31, 2020, we had approximately 1.3 million variable annuity policies in-force, representing approximately $228.7 billion of account value. As of December 31, 2020, we had more than 10,000 fixed annuity and 1,000 fixed index annuity policies in-force, representing approximately $1.1 billion of account value (net of reinsurance).

We intend to offer a RILA in 2021, which will offer investors exposure to market returns through market index-linked investment options, subject to a cap, and will offer a variety of guarantees designed to modify or limit losses. We believe our strong distribution network will enable us to capture and grow market share in the RILA market. Our RILA will generally include a guaranteed minimum payment to beneficiaries upon death.

In addition, JNAM’s results are included within our Retail Annuities segment.

For the year ended December 31, 2020, our Retail Annuities segment generated Operating Revenues of $4,479 million and Pretax Adjusted Operating Earnings of $2,006 million.

Institutional Products

Our Institutional Products segment includes traditional guaranteed investment contracts, Federal Home Loan Bank funding agreements and medium-term funding agreement-backed notes. Our institutional products generate investment spread-based income and generally guarantee the payment of principal and interest at a fixed or floating rate over a term of two to 10 years. We sell our institutional products through investment banks or other intermediaries to institutional and corporate investors, plan sponsors and other eligible purchasers.

As of December 31, 2020, we had $11.1 billion of institutional products account value. For the year ended December 31, 2020, our Institutional Products segment generated Operating Revenues of $356 million and Pretax Adjusted Operating Earnings of $85 million.

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Closed Life and Annuity Blocks

Our Closed Life and Annuity Blocks segment is primarily composed of blocks of business that have been acquired since 2004. The segment includes various protection products, primarily including whole life, universal life, variable universal life and term life insurance products, as well as fixed annuities and fixed index annuities. The Closed Life and Annuity Blocks segment also includes a block of group payout annuities which we assumed from John Hancock Life Insurance Company (USA) (“John Hancock”) and John Hancock Life Insurance Company of New York (“John Hancock NY”) through reinsurance transactions in 2018 and 2019, respectively.

We historically offered traditional and interest-sensitive life insurance products but discontinued new sales of life insurance products in 2012, as we believe opportunistically acquiring mature blocks of life insurance policies is a more efficient means of diversifying our in-force business than selling new life insurance products.

As of December 31, 2020, we had more than 1.8 million life insurance policies in-force. At December 31, 2020, our Closed Life and Annuity Blocks segment had $25.5 billion of total reserves. For the year ended December 31, 2020, our Closed Life and Annuity Blocks segment generated Operating Revenues of $1,527 million and Pretax Adjusted Operating Earnings of $0.2 million.

Corporate and Other

Corporate and Other includes the operations of PPM and unallocated corporate income and expenses, as well as certain eliminations and consolidation adjustments.

For the year ended December 31, 2020, Corporate and Other generated Operating Revenues of $149 million and Pretax Adjusted Operating Earnings of $(117) million.

Industry Environment and Opportunities

We believe the U.S. retirement savings and income solutions market presents a compelling growth opportunity and will support growth in new sales. We believe the primary sources of this growth are as follows:

Our target demographic is expected to continue to grow. The number of investors within our target market who are approaching or living in retirement is expected to continue to grow. Over the next decade, the proportion of the U.S. population age 55 or older is expected to grow at a rate double that of the total U.S. population, resulting in approximately 112 million individuals who will be age 55 or older by the year 2030, according to the Census Bureau’s Current Population Survey, March 2017. According to LIMRA, these individuals (age 55 or older) are expected to have investable assets of nearly $32 trillion by 2026, as compared to $17.5 trillion in 2016. Greenwald and Associates forecasts that, of these aging Americans, more than 61 million will retire from the workforce over the next 20 years. More than half of these projected retirees are expected to be within our target market, with greater than $100,000 in investible assets. In addition, the life expectancy of the average American has significantly increased, resulting in an increased number of years during which these individuals will live in retirement.

(1) In thousands.

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The need for new sources of retirement income is expected to grow. Historically, many Americans depended on a government or private sector pension to provide predictable, consistent income during their retirement. Over the last few decades, there has been a pronounced shift from retirement income funded primarily by pension plans to retirement income funded primarily by individual savings. According to the Bureau of Labor Statistics, of all private sector workers in the United States, only 15% had access to a defined benefit pension plan in 2020 (down from 20% in 2010), and 52% only had access to a defined contribution retirement plan in 2020. This trend has increased the burden on individuals to save for their retirement and to use those savings to generate income during retirement. According to a June 2019 World Economic Forum report, the average 65-year-old American will outlive his or her retirement savings within nine years; and eight in ten non-retired Americans have expressed anxiety that their retirement savings will be insufficient, according to a survey by the Alliance for Lifetime Income. Congress recently recognized the increased need for access to predictable, stable retirement income through passage of the SECURE Act, which endorses the use of annuities in 401(k) and other defined contribution plans to provide Americans with greater access to retirement income.

Annuities are underutilized in the world’s largest retirement savings market. The United States is the world’s largest retirement savings market, estimated in a report by Cerulli Associates to comprise approximately $51 trillion in professionally managed retail and institutional assets as of December 31, 2019. However, only approximately $2.4 trillion of professionally managed assets were invested in annuities as of December 31, 2019. A key driver of this underutilization is the historical lack of integration of annuities into wealth management platforms and financial planning tools available to retail investors—with just one in four retail financial advisors who actively recommend annuities. We have been working actively with our distribution partners and financial technology firms to integrate annuities into the wealth management planning tools advisors use to select investments and build portfolios for their clients. We believe there is growing demand among retail investors for retirement income solutions. According to the Alliance for Lifetime Income, 28% of retail investors age 61 to 65 are likely to consider the benefits of protected, guaranteed income in their portfolio.

Structural changes could more than double the size of our addressable market. We believe that there is significant long-term opportunity to grow annuity sales through registered investment advisors, who, as of December 31, 2019, managed approximately $5.7 trillion of assets, according to a report by Cerulli Associates. Historically, annuities have been underutilized by these registered investment advisors; during 2019, variable annuities comprised approximately 10% of sales by registered investment advisors. We have been working actively with our distribution partners and financial technology firms to integrate annuities into the technology solutions used for wealth management planning, order entry and reporting, enabling a greater number of financial professionals to offer annuities as part of an investment portfolio. Moreover, we believe recent regulatory changes, including Regulation Best Interest and the Fiduciary Advice Rule, will result in more financial professionals including annuities in their client’s portfolios to manage market and longevity risk. A recent industry study identified that nearly two-thirds of Americans between the ages of 20 and 70 fear running out of money in retirement more than they fear death. We believe that evolving advisor fiduciary standards will cause advisors to seek solutions, such as fee-based annuities, that offer guaranteed income for life in more instances than they do today and that transfer the clients’ market and longevity risk to an insurance company, rather than managing those risks themselves.

Our Competitive Strengths

Market-leader with differentiated products and well-known brand. We have leading positions in the markets in which we operate. We have been the top selling retail annuity company in the United States for eight of the past nine years, according to LIMRA. We were the largest retail annuity company in the United States for the year ended December 31, 2020, according to LIMRA, as measured by sales, selling approximately $18 billion in annuities. We have been able to maintain our leading market position by continuously adapting our annuities to address investor objectives. In 2012, we developed and launched Elite Access, our investment-only variable annuity. Since that time, it has been the industry’s best-selling investment-only variable annuity. More recently, in response to the trend in financial services toward fee-based compensation arrangements, we have

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launched fee-based versions of our top-selling annuities, including the variable annuity products Perspective Advisory II and Elite Access Advisory II and the fixed index annuity product Market Protector Advisory. For the year ended December 31, 2020, we accounted for more than 20% of all fee-based annuity sales in the independent broker-dealer channel, 47% in the wirehouse channel and 30% in the regional broker-dealer and bank channels, and we ranked #2 overall with 28% total market share in fee-based annuity sales, according to LIMRA.

Our strong brand recognition among advisors is evidenced by our advisor loyalty in multiple channels and our NPS rankings of #1 and #2, respectively, for advisors distributing variable and fixed annuities according to advisor surveys conducted by Advanis in 2020. We have the highest advisor consideration score — a measure of the likelihood that an advisor will consider selling one of our products — in the annuity industry, and we are one of only three annuity providers with both high awareness and high favorable impression among advisors, according to advisor surveys conducted by Advanis in 2020. According to the Practical Perspectives 2020 Annuity and Insurance Report, we are the most frequently mentioned annuity provider among advisors for the best overall experience.

Industry-leading, diverse and proven distribution capabilities. We aim for a leading position in each of our four distribution channels. For the year ended December 31, 2020, we ranked #1 in variable annuity sales volumes in three of our four distribution channels, according to LIMRA. Our strength across multiple channels supports sales diversification, with our largest channel, independent broker-dealers, contributing 69% of annuity sales for the year ended December 31, 2020.

Our distribution network is supported by one of the largest and most productive wholesaler field forces in the annuity industry. The majority of our external wholesalers are physically located within their defined geographic territory, allowing them to develop deep relationships with local advisors and agents and to provide training, client and business development support. Beginning in March 2020 as a result of the coronavirus (“COVID-19”) pandemic, our wholesalers effectively transitioned to working remotely and have benefited from these strong, established relationships. According to the Market Metrics Q3 2020 Sales, Staffing, and Productivity Report, our variable annuity sales per wholesaler, a key performance indicator for wholesalers, ranks #1 in the industry and is more than 10% higher than the nearest competitor.

Our diverse distribution network and product offering support our sales volumes across our product suite. In the retail annuity market, we were the top selling provider during the year ended December 31, 2020, with a market share of 8.2% and we have achieved the top sales ranking in eight of the past nine years. In the variable annuity market, we have consistently been the leading provider to Americans since 2013, with a 16.8% market share in the United States for the year ended December 31, 2020. Our distribution network has a demonstrated ability to rapidly grow sales and market share. For example, following our launch of a new fixed annuity product, RateProtector, and the refresh of our existing fixed index annuity product, MarketProtector, our fixed index market share increased to 5.2% in 2019 from 0.5% in 2018, and our fixed annuity market share increased to 3.5% in 2019 from 0.5% in 2018. In 2020, in response to the low interest rate environment and broader market conditions, and to preserve statutory capital, we reduced emphasis on fixed index and fixed annuity sales. We expect to re-focus on these markets in the future, subject to market conditions. The following table illustrates our sales and our market share and rankings for variable annuities and annuities in total for the year ended December 31, 2020:

Type of Annuities	Total Sales	Retail Annuity Market Share (by sales) (1)	Ranking (by sales) (1)
Variable Annuities	$16.6 billion	16.8%	#1
Total Annuities	$17.9 billion	8.2%	#1

(1)	Based on LIMRA’s U.S. Individual Annuities Sales Survey.

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Efficient and scalable operating platform. We operate an efficient and scalable operating platform that enables us to deliver excellent service. Our service center was ranked #1 in overall operational ranking for 2019 and #2 in overall operational ranking for 2020 by our broker-dealer partners according to Operations Managers’ Roundtable, and it was recognized for its policyholder services, receiving the Contact Center of the Year award from Service Quality Management for 2019 and 2020. Our in-house policy administration platform gives us flexibility to administer multiple product types through a single platform. This operational flexibility is highlighted by our track record of integrating acquired business into our administration platform. To date, we have converted over 3.5 million life and annuity policies to our single in-house policy administration platform, eliminating the burdens, costs and inefficiencies that would be involved in maintaining multiple legacy administration systems. In addition, we have scalable third-party administration agreements with two industry-leading business process outsourcing firms which administer approximately 600,000 policies in aggregate. We believe that our operating platform provides us with a competitive advantage by allowing us to grow efficiently and provide superior customer service while maintaining a combined statutory operating expense to asset ratio of 26 basis points at our principal insurance company subsidiaries for the year ended December 31, 2020, which we believe is among the lowest in the life and annuity industry.

We maintain a low-cost, part-time workforce referred to as our Strategic Support Program. These resources allow us to augment full-time resources and provide just-in-time scale when sales and service volumes warrant. The program is designed in such a way that, based on data-driven forecasted volumes of customer requests, we are able to increase or decrease workforce capacity on a weekly basis. As a result, we are able to reduce our labor costs by paying for the capacity we need instead of maintaining a larger number of full-time staff in order to handle peak volumes.

Risk Management Culture. We manage the Company around a strong risk management culture, with policies and procedures across multiple levels. Execution and oversight of our risk management framework is supported by our finance, actuarial, asset-liability management and risk teams, who have successfully managed our business throughout market cycles. We employ various risk management strategies, including hedging and third-party reinsurance, with the objective of mitigating certain risks inherent in our business and operations. Our hedging program seeks to balance three objectives: protecting against the economic impact of adverse market conditions, protecting our statutory capital and stabilizing our statutory distributable earnings throughout market cycles. We also use third-party reinsurance to mitigate a portion of the risks that we face, principally in certain of our in-force annuity and life insurance products with regard to longevity and mortality risks and with regard to the vast majority of our GMIB optional benefit features.

We manage our book of business across vintages by applying a consistent approach to underwriting and product design. For example, less than 5% of our in-force variable annuity policies, based on account value as of December 31, 2020, were sold prior to the 2008 financial crisis, a period of time when many variable annuities sold by our competitors were uneconomically priced and offered difficult to manage guarantee features. We have also focused on products that either do not offer guaranteed living benefits, such as our investment-only variable annuity, or only offer optional guarantee benefits with risk characteristics that we believe are easier to manage, such as GMWB and GMWB for Life. As a result, as of December 31, 2020, 23% of our total variable annuity account value included no guaranteed living benefits, and 76% included a GMWB or GMWB for Life optional guarantee benefit.

Another core element of our risk management is JNAM’s fund-manager diligence and oversight process and focus on the long-term performance of separate account fund offerings. JNAM selects, monitors and actively manages the investment advisors that sub-advise the funds we offer within our variable annuities. Over the past 10 years, 57% of the AUM in our actively-managed mutual funds outperformed their Morningstar® Category Average as of December 31, 2020. This relative outperformance benefits our clients, increases our fee income and decreases the liabilities associated with optional guarantee benefits, as the probability decreases that withdrawals will deplete the client’s account value. JNAM’s selection and monitoring process also enables us to focus on funds where we believe we can transact in highly correlated hedge assets.

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Experienced management team. Our executive management team has successfully managed the business across multiple economic cycles and has been supplemented by new leadership to drive business objectives. Our executive management team has an average of over 25 years of experience in financial services, with proven industry leadership and experience to execute upon our strategy. Furthermore, we believe our executive management team has developed a strong reputation with regulators and ratings agencies.

Our Strategies

We believe our strategy is focused and readily executable as an independent, publicly-traded company. Our primary goals are to maintain the strength of our balance sheet, pursue profitable growth opportunities and generate attractive risk-adjusted returns for stockholders through market cycles.

Capital Management

Maintaining a strong balance sheet is critical to supporting our objectives of fulfilling our obligations to policyholders, supporting the sales of new policies and distributing capital to our stockholders. We believe that a critical aspect of maintaining a strong balance sheet is remaining disciplined on product profitability and capital consumption.

We intend to manage our target adjusted RBC ratio (as defined in “—Financial Goals”) to a range of 500% to 525% under normal market conditions. As we expect to be near this target adjusted RBC ratio in 2021, subject to market conditions, we plan to balance the use of our capital resources among:

•	supporting our financial strength;

•	optimizing our total financial leverage;

•	supporting long-term growth through investment in new sales at appropriate margins; and

•	distributing capital to our stockholders through cash dividends and/or stock repurchases.

We intend to focus our new product development efforts on capital-efficient products that help diversify our balance sheet and risk exposures. We also intend to maintain the focus of our risk management program which seeks to balance three objectives: protecting against the economic impact of adverse market conditions, protecting our statutory capital and stabilizing our statutory distributable earnings throughout market cycles.

We expect to be in a position to distribute capital of between $325 million and $425 million to our stockholders in the first 12 months following the completion of the Demerger, through cash dividends and/or stock repurchases, depending on market conditions and subject to approval by our board of directors. See “—Financial Goals” and “Dividend Policy.”

Operating Strategies

Looking forward to our business growth and diversification opportunities, we have identified three areas that offer significant potential for future growth. First, we intend to market a comprehensive suite of retirement products that we believe are sought after by retail investors and our distribution partners. Second, we plan to optimize the sales mix across our broad product portfolio by leveraging the strength of our industry-leading distribution network and entering into new agreements with both established distributors and under-penetrated, non-traditional channels, such as iRIAs and investment advisors. Third, we seek to grow the overall market demand for retail annuities by partnering with wealth management solution providers that historically have not considered annuities as a solution to provide retirement savings and income protection.

With these initiatives, we expect to accelerate our sales growth, diversify our in-force book of liabilities and reinforce our leading market positions.

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Broaden our Portfolio of Retail Annuities that Meet the Needs of our Distributors and Retail Investors. We have products, and are developing new products, that provide enhanced simplicity and transparency and satisfy a range of investor and advisor demand. These products offer investors the opportunity to grow their savings consistent with their objectives, ranging from full market exposure, with our variable annuities, to a guaranteed fixed return, with our fixed annuities. For example:

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We intend to offer a RILA in 2021, which is the fastest growing category of product in the variable annuity market, and offers exposure to market returns through market index-linked investment options and a variety of guarantees designed to modify or limit losses.

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In 2021, we are also planning to launch a new fee-based variable annuity product targeted at iRIAs that will feature low costs and a simplified set of optional guarantee benefits, which we believe will meet the needs of our iRIA distribution partners and further improve our positioning among iRIAs.

We intend to maintain an active product pipeline that will allow us to introduce additional new products over a multi-year period and continue to be at the forefront of product innovation in the industry.

In addition to our expectation that these new products will be attractive to distributors and retail investors, we believe over time they will improve the efficiency of our capital deployment and diversify the overall risk profile of our liabilities.

Leverage and Expand our Industry Leading Distribution Network. We have an established leading position in our traditional distribution channels, namely independent broker-dealers, wirehouses and regional broker-dealers and banks and other financial institutions. We believe there are opportunities to grow sales within these channels, and we are focused on increasing the number of advisors that sell our annuities and deepening existing relationships.

We are also expanding our established distribution platform with the following active initiatives:

•	We continue to establish new partnerships, such as the annuity distribution relationship we entered into with State Farm Life Insurance Company in 2019 and Ameriprise in 2020.

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We are accelerating sales of our fee-based annuities by iRIAs and investment advisors who are affiliated with independent broker-dealers, wirehouses, regional broker-dealers and banks. We believe there is a meaningful market opportunity given the growth of iRIAs and investment advisory businesses, as well as the historical underutilization of annuities by these advisors. We are addressing this underutilization and are aiming to increase their consideration and use of annuities by helping these advisors to satisfy insurance-related licensing and regulatory requirements, either through access to our insurance support desk or through third-party insurance sales platforms (e.g., DPL Retirement Advisors and RetireOne).

Expand the Market for Retirement Products by Partnering with Wealth Management Solution Providers. We have been working actively with our distribution partners and financial technology firms to integrate annuities into the tools they use for wealth management. Historically, these wealth management tools have been configured to create plans and illustrations, to enter orders and to prepare client reports for a wide range of investments, including stocks, bonds, mutual funds and ETFs, but have not included annuities. Through our efforts, many proprietary and third-party wealth management tools now enable advisors to generate client proposals, financial planning illustrations, and portfolio and performance reviews that incorporate annuities, along with their client’s other investments. As of December 31, 2019, nearly half of the advisors in the United States have access to financial planning software that actively integrates annuities. We are educating and training advisors how to best use this capability, which enables the retail investor and advisor to better understand how annuities, including their protection features and potential tax deferral benefits, can enhance overall portfolio construction and retirement income planning. For example, investors will be able to use wealth management tools to assess how the addition of an annuity to their investment portfolios will impact the probability that they will realize desired income streams over the course of their lives.

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The addition of annuities to wealth management tools also makes it easier for advisors to complete insurance applications, to deposit funds into and withdraw funds out of annuities, to actively manage the investment options available inside our variable annuities, and to produce reports for their clients that show the performance and protection features of our annuities alongside other investments.

We believe that increasing this level of integration will lead to higher utilization of annuity products by advisors across all channels, and will thereby grow the overall market demand for retail annuities.

Financial Goals

We have designed our financial goals to maintain a strong balance sheet while seeking to deliver disciplined profitable growth, which we expect will allow us to reinvest in our businesses and distribute capital to our stockholders.

Manage Risk and Capital. Based on our current in-force business mix, we intend to manage to a target adjusted RBC ratio of 500% to 525% under normal market conditions. Our target adjusted RBC ratio reflects the capital and capital requirements of Jackson National Life and its subsidiaries, adjusted to include cash and investments at JFI in excess of our target minimum cash and cash equivalents at JFI (which we currently expect to be approximately $250 million). We expect to be near this target adjusted RBC ratio in 2021, which supports our expectation to be in a position to distribute capital to our stockholders in the first 12 months following the completion of the Demerger, depending on market conditions and subject to approval by our board of directors.

Optimize Leverage. In order to enhance our financial flexibility and ensure that we maintain our financial strength ratings, we will target a total financial leverage ratio of between 20% and 25% over the long term. Total financial leverage is the ratio of total debt to combined total debt and stockholders’ equity, excluding accumulated other comprehensive income (“AOCI”). For purposes of monitoring our total financial leverage ratio, total debt includes traditional debt instruments as well as hybrid debt securities and preferred securities (without assigning any equity credit to hybrid securities or preferred securities as rating agencies typically do).

Return Capital to Our Stockholders. Consistent with our goals to manage risk and capital and optimize our financial leverage, we generally intend to target return of capital to our stockholders on an annual basis of approximately 40-60% of the annual change in our excess capital, adjusted for any capital contributions and distributions, subject to market conditions and approval by our board of directors. We define excess capital as total adjusted capital less 300% of company action level required capital. Consistent with statutory accounting requirements, total adjusted capital is defined as Jackson National Life’s statutory capital and surplus, plus asset valuation reserve and 50% of policyholder dividends of Jackson National Life and its subsidiaries. Company action level required capital is the minimum amount of capital necessary for Jackson National Life to avoid submitting a corrective action plan to its regulator. We expect to be in a position to distribute capital of between $325 million and $425 million to our stockholders in the first 12 months following the completion of the Demerger, through cash dividends and/or stock repurchases, depending on market conditions and subject to approval by our board of directors. See “Dividend Policy.”

Our financial goals reflect the contribution of the majority of the net proceeds from the financing transactions described in “Recapitalization” to Jackson National Life, our primary operating company. Our financial goals are also based on a number of important assumptions, including assumptions regarding interest rates and equity market performance. Actual results related to these targets may vary depending on various factors, including actual capital market outcomes, changes in actuarial models or emergence of actual experience, and regulatory limitations, as well as other risks and factors discussed in “Risk Factors” and “Business—Financial Goals.” We expect our financial goals to evolve over time to reflect changes in our business strategies and our balance sheet mix.

History and Development

We are presently an indirect majority-owned subsidiary of Prudential, an international financial services group serving over 20 million customers worldwide as of December 31, 2020. Our primary operating company, Jackson

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National Life, is a stock life insurance company organized under the laws of Michigan. Founded in Jackson, Michigan in 1961, Jackson National Life was acquired by Prudential in 1986. Jackson National Life, together with Jackson National Life NY, is licensed to conduct life insurance and annuity business in all 50 states in the United States and the District of Columbia.

In June 2020, we entered into a funds withheld coinsurance agreement with Athene Life Re Ltd., effective June 1, 2020, to reinsure a 100% quota share of a block of our in-force fixed and fixed index annuity liabilities in exchange for approximately $1.2 billion in ceding commissions. We allocated investments with a book value of $25.6 billion in support of reserves associated with the transaction to segregated funds withheld accounts, which investments are subject to an investment management agreement with Apollo Insurance Solutions Group LP. To further support its obligations under the reinsurance agreements, Athene procured $1.2 billion in letters of credit for our benefit and established a trust account for our benefit funded with assets with a book value of approximately $69.5 million at December 31, 2020. See “Certain Relationships and Related Party Transactions.”

In July 2020, Athene invested $500 million in the Company for Class A common stock and Class B common stock, representing approximately 9.9% of the total combined voting power and approximately 11.1% of the total common stock of the Company.

Organizational Structure

After the completion of the Demerger, Prudential will own approximately                  shares of JFI’s Class A common stock, representing approximately 19.9% of the total combined voting power of JFI’s common stock and approximately 19.7% of JFI’s total common stock and Athene will own approximately                  shares of Class A common stock and approximately                  shares of Class B common stock, representing approximately 9.9% of the total combined voting power of JFI’s common stock and approximately 11.1% of JFI’s total common stock.

Immediately following the completion of the Demerger, approximately                  shares of our Class A common stock and approximately                  shares of our Class B common stock will be issued and outstanding. Share amounts and share ownership percentages in this information statement give effect to (i) a                      -for-          stock split to be effected as a reclassification of our common stock prior to the Demerger and (ii) a distribution ratio of one share of Class A common stock for every 40 Prudential ordinary shares. The descriptions of our certificate of incorporation and bylaws in this information statement reflect the amendments to such documents to be effected prior to the Demerger.

Brooke Life, an indirect wholly-owned subsidiary of JFI, is the sole owner of our other insurance company subsidiaries, including Jackson National Life. Jackson National Life has 16 subsidiaries in North America (exclusive of subsidiaries formed as investment vehicles and dormant companies) that include Jackson National Life NY, JNAM, and Jackson National Life Distributors LLC (“JNLD”).

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The following chart illustrates our ownership and simplified organizational structure, immediately after giving effect to the Demerger:

For a description of the Revolving Facility, 364-Day DDTL Term Facility and 2-Year DDTL Term Facility, see “Recapitalization.”

Our Corporate Information

Jackson Financial Inc. is a Delaware corporation. Our principal executive offices are located at 1 Corporate Way, Lansing, Michigan 48951, and our telephone number is 517-381-5500. Our website is www.jackson.com. None of the information contained on, or that may be accessed through, our website or any other website identified herein is part of, or incorporated into, this information statement.

Summary Risk Factors

Our business is subject to a number of risks, including risks that could prevent us from achieving our business objectives or financial goals or that otherwise could adversely affect our business, financial condition, results of operations and cash flows. These risks are discussed more fully in “Risk Factors.” These risks include the following:

•	General conditions in the global capital markets and the economy;

•	Equity market declines and volatility;

•	Volatility in interest rates and credit spreads or prolonged periods of low interest rates;

•	Adverse capital and credit market conditions;

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•	The COVID-19 pandemic, the scope and duration of the pandemic and actions taken by governmental authorities in response to the pandemic, and other natural and man-made disasters and catastrophes;

•	As a holding company, JFI depends on the ability of its subsidiaries to meet JFI’s obligations and liquidity needs;

•	Adverse outcomes from the operational risks inherent in our business, and those of our material outsourcing partners, could disrupt our business functions;

•	Our information technology systems could fail or their security could be compromised;

•

Failure to protect the confidentiality of customer information or proprietary business information could adversely affect our reputation and cause a material adverse effect on our business, financial condition, results of operations and cash flows;

•	Our inability to recruit, motivate and retain key employees and experienced and productive employees;

•	We could experience difficulty in marketing and distributing products;

•	The risk of deterioration of the credit quality of, and defaults on, the securities and loans in our investment portfolio;

•	Our reinsurance and hedging programs expose us to counterparty credit risk and basis risk and could be inadequate to protect us against the full extent of the exposure or losses we seek to mitigate;

•	The availability and effectiveness of hedging instruments could materially and adversely affect our profitability;

•	Some of our investments are relatively illiquid and could be difficult to sell, or to sell in significant amounts at acceptable prices, to generate cash to meet our liquidity needs;

•

Our annuities contain many features and options, and the failure to accurately describe the features and options or to administer features and options consistent with their descriptions could adversely impact us;

•

Optional guarantee benefits within certain of our annuities could decrease our earnings, decrease our capitalization, increase the volatility of our results, result in higher risk management costs and expose us to increased counterparty risk;

•	A downgrade or a potential downgrade in our financial strength or credit ratings could result in a loss of existing business and adversely impact future sales of our products;

•	Competitive activity could adversely affect our market share and financial results;

•

We rely on complex models which contain assumptions and could contain errors, which could result in materially inaccurate risk assessments and output regarding the calculation of exposures and losses we seek to mitigate through our hedge program;

•	Our risk management policies and procedures may not be adequate to identify, monitor and manage risks, which could leave us exposed to unidentified or unanticipated risks;

•

Our financial models rely on estimates, assumptions, sensitivities and projections that are inherently uncertain and which may contain misjudgments and errors that could result in material differences between our modeled projections and the actual experience of our business;

•	If our reserves for future policy benefits and claims are misestimated and inadequate, we would be required to increase our reserve liabilities;

•

We could face unanticipated losses if there are significant deviations from our assumptions regarding the probabilities that our annuity contracts will remain in force from one period to the next or if morbidity or mortality rates differ significantly from our pricing expectations;

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•	Our businesses are heavily regulated and changes in regulation could reduce our profitability and limit our growth;

•

A material decrease in the RBC ratio of our insurance subsidiaries (e.g., as a result of a reduction in statutory capital and surplus or increase in RBC requirements) could result in increased scrutiny by regulators and rating agencies;

•	The impact of legal and regulatory changes, investigations and actions; and

•	Changes in U.S. federal income or other tax laws or the interpretation of tax laws could affect sales of our annuities and our profitability.

The Demerger

Overview

To effect the Demerger, Prudential will make an in-specie distribution of approximately 70.2% of the shares of JFI’s Class A common stock (representing approximately 70.2% of the total combined voting power of JFI’s common stock and approximately 69.2% of JFI’s total common stock) on a pro rata basis to Prudential Shareholders, and JFI will become a separate, publicly-traded company.

In connection with the Demerger, we and Prudential have entered into a demerger agreement (the “Demerger Agreement”), and we, Prudential and Athene have entered into a registration rights agreement (the “Registration Rights Agreement”). These agreements will govern the relationship between Prudential and us up to and after completion of the Demerger. See “The Demerger” and “Certain Relationships and Related Party Transactions.”

The Demerger is subject to the satisfaction or waiver of a number of conditions. In addition, Prudential has the right not to complete the Demerger if, at any time, the Prudential board of directors (the “Prudential Board”) determines, in its sole and absolute discretion, that the Demerger is not in the best interests of Prudential or its shareholders or is otherwise not advisable. See “The Demerger—Conditions to the Distribution.”

Questions and Answers About the Demerger

The following provides only a summary of the terms of the Demerger. You should read the section entitled “The Demerger” in this information statement for a more detailed description of the matters described below.

Q: Why am I receiving this information statement?

A: Prudential is making this document available to you because you are a Prudential Shareholder. Accordingly, you are entitled to receive one share of JFI’s Class A common stock for every 40 Prudential ordinary shares that you hold on the Record Date. Other than approval of the Demerger at the Prudential General Meeting, no action by Prudential Shareholders will be necessary for Prudential Shareholders to receive shares of Class A common stock to which they are entitled in the Demerger. This means that Prudential Shareholders will not be required to pay any consideration for the shares of Class A common stock they receive in the Demerger, surrender or exchange their Prudential ordinary shares in order to receive shares of Class A common stock or take any other action in connection with the Demerger.

Q: What is the Demerger?

A: The Demerger comprises the separation of the Company from the Prudential Group and the distribution by Prudential to its shareholders of shares of JFI’s Class A common stock. To effect the separation, Prudential will make an in-specie distribution of approximately 70.2% of the shares of JFI’s Class A common stock (representing approximately 70.2% of the total combined voting power of JFI’s common stock and approximately 69.2% of JFI’s total common stock) on a pro rata basis to Prudential Shareholders. This will result in two separately listed companies.

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Q: What will be the relationship between Prudential and the Company after the Demerger?

A: Following completion of the Demerger, Prudential will hold shares of JFI’s Class A common stock representing approximately 19.9% of the total combined voting power of JFI’s common stock and approximately 19.7% of JFI’s total common stock. Prudential intends to monetize a portion of its retained shares of Class A common stock for cash proceeds within 12 months following the completion of the Demerger, such that Prudential expects to own less than 10% of the total combined voting power of our common stock at the end of such period. The Company and Prudential will each operate as separate public companies. Each company has and will continue to have its own board of directors.

The ongoing relationship between Prudential and the Company following the Demerger will be governed by the Demerger Agreement and the Registration Rights Agreement. Some ordinary course arrangements will also remain in place between Prudential and the Company following completion of the Demerger. See “The Demerger” and “Certain Relationships and Related Party Transactions—Relationship with Prudential Following the Demerger.”

Q: Will the number of Prudential ordinary shares or Prudential ADRs I own change as a result of the Demerger?

A: No, the number of Prudential ordinary shares or Prudential ADRs you own will not change as a result of the Demerger.

Q: What are the motivations for the separation?

A: The Prudential Board has concluded that the Prudential Group should focus exclusively on the opportunities offered by its Asia and Africa operations. As discussed in more detail in the Prudential Circular, the Demerger is designed to allow the Prudential Group and the Company to pursue their distinct products, geographic markets and strategies, tailor their risk and capital management policies accordingly, and enhance the efficiency of their respective operating and reporting structures. The Demerger will also allow Prudential shareholders to determine whether to continue to participate in both businesses, or adjust their exposure to each business over time.

Q: Why is the separation of JFI structured as a Demerger?

A: The separation of the Company by way of a distribution of shares of JFI’s Class A common stock is designed to allow the Prudential Group to execute the separation of the Prudential Group and the Company on a more certain and accelerated basis relative to a JFI initial public offering followed by future sell-downs over time. The Demerger will also permit Prudential Shareholders to make their own investment decisions going forward as to whether or not they wish to retain their exposure to the Company, independent of their exposure to the Prudential Group.

Q: What is being distributed in the Demerger?

A: Prudential will distribute approximately 70.2% of the shares of JFI’s Class A common stock in the Demerger (representing approximately 70.2% of the total combined voting power of JFI’s common stock and approximately 69.2% of JFI’s total common stock). The actual number of shares of JFI’s Class A common stock that Prudential will distribute will depend on the number of Prudential ordinary shares issued and outstanding on the Record Date. For more information on our Class A common stock, see “Description of Capital Stock—Common Stock.”

Q: How will the Demerger be implemented?

A: The Demerger is conditional upon, among other things, the passing of the resolution to be proposed as an ordinary resolution at the Prudential General Meeting by a simple majority (i.e., more than 50%) of the voting

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rights of Prudential Shareholders who vote on it and the approval of the Demerger by the Prudential Board. The Demerger qualifies as a Class 1 transaction under UK Listing Rules and so requires the approval of Prudential Shareholders at the Prudential General Meeting.

Assuming the conditions are satisfied (or, where applicable, waived), the separation of the Company from the Prudential Group will be effected by Prudential declaring an in-specie distribution of approximately 70.2% of the shares of JFI’s Class A common stock (representing approximately 70.2% of the total combined voting power of JFI’s common stock and approximately 69.2% of JFI’s total common stock) to Qualifying Shareholders. Following completion of the Demerger, Prudential will hold shares of JFI’s Class A common stock representing approximately 19.9% of the total combined voting power of JFI’s common stock and approximately 19.7% of JFI’s total common stock.

JFI’s Class A common stock will be issued in book-entry form. Prudential Shareholders who hold certificates or who hold their Prudential ordinary shares in the Prudential Corporate Sponsored Nominee are expected to be eligible for the Jackson Nominee Service. Eligible CSN Holders will receive shares of Class A common stock through the Jackson Nominee Service by default unless, in the case of certificated holders, a valid Form of Election is returned opting out of this service. Prudential Shareholders holding Prudential ordinary shares through the Prudential Corporate Sponsored Nominee, except if they have a registered address in the EEA, will receive shares of Class A common stock through the Jackson Nominee Service, without any option to opt out, in accordance with the terms and conditions of the Prudential Corporate Sponsored Nominee. If you are not eligible for the Jackson Nominee Service or opt out of the service, our transfer agent will credit the whole shares of Class A common stock you receive in the Demerger by way of direct registration in book-entry form to your DRS book-entry account on or shortly after the applicable Distribution Date. For CREST shareholders, whether held beneficially through a broker or directly in the CREST system, CDIs representing the Class A common stock are expected to be credited to the CREST account of such CREST shareholders. You will not receive any physical stock certificates, even if requested. See “The Demerger—When and how you will receive Class A common stock” for a more detailed explanation.

Q: What will I receive in the Demerger?

A: If you are a Qualifying Shareholder, you will be entitled to receive one share of JFI’s Class A common stock for every 40 Prudential ordinary shares you hold on the Record Date. Your proportionate interest in Prudential will not change as a result of the Demerger. The transfer agent will distribute only whole shares of our Class A common stock in the Demerger. See “—How will fractional shares be treated in the Demerger?” for more information on the treatment of fractional shares you would otherwise have been entitled to receive in the Demerger. See “The Demerger—Treatment of Fractional Shares.”

If you are a Qualifying Shareholder, you will not need to take any further action after completion of the Demerger to receive a direct registration statement reflecting your ownership of our Class A common stock. Subject to the completion of the Demerger, you will receive the shares of Class A common stock to which you will be entitled (unless you are a Small Shareholder and elect to participate in the Share Sale Option or you are an Eligible CSN Shareholder and have not opted out of the Jackson Nominee Service).

If you own your Prudential ordinary shares beneficially through a CREST nominee or you hold your Prudential shares through a CREST Sponsored Member, it is expected that arrangements will be made for the Class A common stock to be settled through CDIs on or shortly after             , 2021, the Distribution Date for Prudential Shareholders on the UK Register and credited to your CREST account.

If you are eligible for the Jackson Nominee Service and do not elect to opt out of such service, following issuance of the CDIs, the Jackson Nominee Service will receive and hold such CDIs on your behalf and a statement confirming this will be mailed to you within 10 business days of receipt of the CDIs.

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If you are a Small Shareholder and want the shares of Class A common stock to which you are entitled to be sold on your behalf under the Share Sale Option and the cash proceeds, net of applicable withholding taxes, to be paid to you, you must return a completed Form of Election, with the appropriate option selected, to the Sale Agent prior to             , 2021 for Prudential Shareholders on the UK Register and Prudential ADR Holders and             , 2021 for Hong Kong Shareholders. See “The Demerger—Overview of the Share Sale Option.”

If you are a holder of Prudential ADRs, you will receive your entitlement to shares of Class A common stock in the Demerger on             , 2021, the Distribution Date for Prudential ADRs. JPMorgan Chase Bank N.A., in its capacity as the U.S. Depositary for Prudential ADRs, will instruct our transfer agent to deliver the shares of Class A common stock to which the U.S. Depositary is entitled directly to holders of Prudential ADRs, either in a book-entry account at our transfer agent, or for Prudential ADRs held through a bank, broker, or other nominee, to such bank, broker or other nominee.

Following completion of the Demerger, all Prudential Shareholders will continue to own their existing Prudential ordinary shares, all Singapore Holders will continue to have an interest in Prudential ordinary shares through CDP and all holders of Prudential ADRs will continue to own their existing Prudential ADRs, in each case unless they sell or otherwise dispose of them in the usual course.

No payment is required from Prudential Shareholders and no commissions, fees or expenses will be charged to Prudential Shareholders, in connection with the Demerger (except for payments made by OPS).

Q: What is the Record Date for the Demerger?

A: The Record Date is expected to be                     UK time on             , 2021 for Prudential Shareholders on the UK Register and for Prudential ADR Holders and                     Hong Kong time on             , 2021 for Prudential Shareholders on the Hong Kong Register.

Q: What is the expected timing of the Demerger?

A: It is expected that the Demerger will be completed on             , 2021.

Q: What is the Distribution Date for the shares of Class A common stock being distributed in the Demerger?

A: The Distribution Date is expected to be             , 2021 for Prudential Shareholders on the UK Register,             , 2021 for Hong Kong Shareholders and             , 2021 for Prudential ADR Holders.

Q: Can Prudential decide to cancel the Demerger, even if all the conditions have been satisfied?

A: Yes. Until the Demerger has been completed, the Prudential Board has the right, in its sole discretion, to terminate the Demerger, even if all the conditions have been satisfied. See “The Demerger—Conditions to the Distribution.”

Q: Will I have to pay any tax as a result of the Demerger?

A: You may be subject to tax in your home jurisdiction on the shares of Class A common stock received and any cash received in lieu of fractional shares based on your particular tax circumstances. The transfer agent will sell a sufficient number of shares of Class A common stock in the open market at the prevailing price to satisfy any required tax withholding. Any excess funds will be refunded as soon as administratively feasible. A summary of certain UK, Hong Kong, Singapore and United States tax consequences in respect of the Demerger relevant to Prudential Shareholders and Singapore Holders who are resident (or, in the case of individuals, resident or domiciled) in the UK, Hong Kong or Singapore or the United States for tax purposes and Prudential ADR Holders is set out in “Certain Material Tax Considerations.” Shareholders receiving cash in lieu of

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fractional shares or considering exercising the Share Sale Option should review “Certain Material Tax Considerations—U.S. Holders—U.S. Tax Treatment of Demerger to U.S. Holders” and “Certain Material Tax Considerations—U.S. Taxation of Non-U.S. Holders of Shares of Class A Common Stock—Information Reporting and Backup Withholding”. The summary is intended as a guide only and Prudential Shareholders, Singapore Holders and Prudential ADR Holders are strongly advised to consult with their own legal and tax advisers with respect to the tax consequences in their particular circumstances. Shareholders in jurisdictions outside of the UK, Hong Kong, Singapore or the United States should consult with their own legal and tax advisers with respect to the tax consequences in their particular circumstances under the relevant legislation and regulations.

Q: What do I have to do to participate in the Demerger?

A: Prudential Shareholders are being asked to approve the Demerger at the Prudential General Meeting. In connection with the Prudential General Meeting, Prudential is separately making available to its shareholders the Prudential Circular. The Prudential Circular will contain a form of proxy and describe the procedures for voting the Prudential ordinary shares and other details regarding the Prudential General Meeting. Other than approval of the Demerger at the Prudential General Meeting, no action by Prudential Shareholders will be necessary for Prudential Shareholders to receive shares of Class A common stock to which they are entitled in the Demerger. Qualifying Shareholders will not need to pay any cash or deliver any other consideration, including any Prudential ordinary shares, in order to receive shares of Class A common stock in the Demerger. No commissions, fees or expenses will be charged to Prudential Shareholders in connection with the Demerger (except for payments made by OPS).

Q: If I sell my Prudential ordinary shares on or before the applicable Distribution Date, will I still be entitled to receive shares of Class A common stock in the Demerger?

A: If you hold Prudential ordinary shares on the Record Date and decide to sell them on or before             , 2021 for Prudential Shareholders on the UK Register,             , 2021 for Hong Kong Shareholders and             , 2021 for Prudential ADR Holders, you will sell your Prudential ordinary shares without your entitlement to our Class A common stock. If you decide to sell before the Record Date, you should discuss with your bank, broker or other nominee how this may affect your entitlement to the Class A common stock. See “The Demerger—Trading Prior to the Distribution Date” for more information.

Q: How will fractional shares be treated in the Demerger?

A: The transfer agent will not distribute any fractional shares of our Class A common stock to you in connection with the Demerger. Instead, the transfer agent will aggregate all fractional shares into whole shares and sell, or cause to be sold, the whole shares in the open market at prevailing market prices on behalf of Prudential Shareholders and Prudential ADR Holders who would otherwise have been entitled to receive fractional shares. The transfer agent will then distribute the aggregate cash proceeds of the sales in U.S. dollars or, after exchange at the prevailing market rates, GBP sterling for Prudential Shareholders with an address in the UK, Isle of Man, Channel Islands or European Economic Area (“EEA”) on the UK Register, Hong Kong dollars for Hong Kong Shareholders and Singapore dollars for Singapore Holders pro rata to these holders, net of applicable withholding taxes. Prudential Shareholders and Prudential ADR Holders will not be charged any foreign currency exchange fees, which fees will be paid by Prudential on behalf of the Prudential Shareholders and Prudential ADR Holders (except for payments made by OPS). We anticipate that the transfer agent will sell, or cause to be sold, these aggregated fractional shares commencing on             , 2021, the first trading day after the Distribution Date for Prudential ADR Holders. See “The Demerger—Treatment of Fractional Shares.”

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Q: Does JFI expect to return capital to stockholders?

A: JFI expects to be in a position to distribute capital of between $325 million and $425 million to our stockholders in the first 12 months following the completion of the Demerger, through cash dividends and/or stock repurchases, depending on market conditions and subject to approval by JFI’s board of directors. Any future declaration of dividends or stock repurchases will be at the discretion of the JFI board of directors and will depend on our financial condition, earnings, liquidity and capital requirements, regulatory constraints, level of indebtedness, contractual restrictions with respect to paying dividends or repurchasing stock, restrictions imposed by Delaware law, general business conditions and any other factors that the JFI board of directors deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock or approve any stock repurchase program, or as to the amount of any such dividends or stock repurchases. For more information, see “Business—Financial Goals” and “Dividend Policy.”

Q: How will our Class A common stock trade?

A: Currently, there is no public trading market for our Class A common stock. We expect to apply to list our Class A common stock on the NYSE under the symbol JXN. Our Class A common stock will not be listed on any other exchange.

We anticipate that trading in our Class A common stock will begin on a “when-issued” basis on or shortly before             , 2021, the Record Date for Prudential Shareholders on the UK Register, and will continue up to and including             , 2021, the Distribution Date for Prudential ADRs. When-issued trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. We expect that when-issued trades will settle on             , 2021, which is three trading days after the expected Distribution Date for Prudential ADRs. On the ex-distribution date for Prudential ADRs, as determined by the NYSE, which is expected to be             , 2021, any when-issued trading of our Class A common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the second full trading day following the date of the trade. See “The Demerger—Trading Prior to the Distribution Date.”

Q: What will happen to my Prudential ordinary shares following the Demerger?

A: The number of Prudential ordinary shares you hold will not change as a result of the Demerger. Following the Demerger, the Prudential ordinary shares will retain their premium listing on the Official List and will continue to be traded on the premium segment for listed securities of the London Stock Exchange Group plc (the “LSE”) and on the main market Stock Exchange of Hong Kong Limited (the “HKSE”). The Prudential ordinary shares will also maintain their secondary listings on the NYSE (in the form of the Prudential ADRs) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”).

Q: What will be the price of Prudential ordinary shares and our Class A common stock following the Demerger?

A: There is no certainty as to the price of Prudential ordinary shares or our Class A common stock following the Demerger. The price at which Prudential ordinary shares and our Class A common stock may be quoted, and the price which investors may realize for such shares, will be influenced by a large number of factors. Some of these may be specific to either the Prudential Group or the Company and their respective operations, and others may affect the industries in which they operate, other comparable companies or publicly-traded companies as a whole. The price of Prudential ordinary shares may also be affected by the exchange on which they trade. There can be no assurance that, following the completion of the Demerger, the combined trading prices of the Prudential ordinary shares and our Class A common stock will equal or exceed what the trading price of Prudential ordinary shares would have been in the absence of the Demerger. Following completion of the Demerger, Prudential’s share price is expected to fall to reflect the value of the shares of Class A common stock delivered to Prudential Shareholders. It is possible that after the completion of the Demerger, the combined equity value of Prudential and JFI will be less than Prudential’s equity value before the Demerger.

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Q: Will the Demerger lead to a change in how the two businesses are run?

A: Following the completion of the Demerger, the Company and the Prudential Group will be clearly delineated by geography, products and services, business model and customers. Our business is focused on providing retirement savings and income strategies aimed at the large population approaching or in retirement in the United States, whereas the Prudential Group is primarily focused on providing health, protection and savings products in Asia and Africa. The Company and Prudential will each operate as independent and separately listed companies. Each company has and will continue to have its own board of directors and management teams.

Q: What does Prudential intend to do with any shares of Class A common stock it retains?

A: Prudential intends to monetize a portion of its retained shares of Class A common stock for cash proceeds within 12 months following the completion of the Demerger, such that Prudential expects to own less than 10% of the total combined voting power of JFI’s common stock at the end of such period. There will be no special governance rights related to Prudential’s retained equity interest, and Prudential intends to classify the retained equity interest as a financial investment. In connection with disposition of control filings with the Michigan Department of Insurance and Financial Services (“DIFS”) and the New York State Department of Financial Services (“NYSDFS”) as part of the Demerger process, Prudential has also agreed to certain governance restrictions relating to its ongoing ownership of shares of our common stock. See “Certain Relationships and Related Party Transactions—Relationship with Prudential Following the Demerger—Certain Insurance Regulatory Governance Restrictions on Prudential.”

Q: Who is the transfer agent and registrar for our Class A common stock?

A: Equiniti Trust Company will serve as transfer agent and registrar for our Class A common stock.

Q: Are there risks associated with owning shares of Class A common stock ?

A: Yes. Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Demerger. Following the Demerger, we will also face risks associated with being a separate, publicly-traded company. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors” in this information statement.

Q: What is the Share Sale Option and why is it being offered?

A: The Share Sale Option will be available to all Small Shareholders (including Prudential ADR Holders), which will allow them to elect to have the Class A common stock to which they will be entitled upon completion of the Demerger sold on their behalf and the cash proceeds, net of applicable withholding taxes, paid to them instead. It is expected that the Share Sale Option will be compulsory for Singapore Holders. It is expected that the Sale Agent will have until             , 2021, the date that is 60 days from the Distribution Date for Prudential Shareholders on the UK Register, to make the sales for participating Small Shareholders. The sale proceeds from the sale of shares of Class A common stock under the Share Sale Option will be pooled together and the amount of money due to each participating Small Shareholder will be calculated on an averaged basis so that all participating Small Shareholders will receive the same price per share of Class A common stock, subject to rounding.

Q: How can I elect to participate in the Share Sale Option?

A: Small Shareholders will receive a Form of Election pursuant to which they may elect to participate in the Share Sale Option if they are eligible. If you are a Small Shareholder, you should complete, sign and return the Form of Election in accordance with the instructions set out in the Form of Election. Shareholders other than Small Shareholders will not be eligible to elect the Share Sale Option on the Form of Election. See “The Demerger—Overview of the Share Sale Option.”

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Q: What will happen after a valid Form of Election is returned?

A: Depending on your election and how your Prudential ordinary shares were held on the Record Date, either the shares of Class A common stock to which you are entitled upon completion of the Demerger will be sold by the Sale Agent, you will receive a direct registration statement in respect of shares of Class A common stock or you will receive your shares of Class A common stock in the form of CDIs either through the Jackson Nominee Service or in the CREST account in which you held your Prudential shares on the Record Date. The Record Date is expected to occur at                  Hong Kong time on             , 2021 for Hong Kong Shareholders,                  and UK time on             , 2021 for Prudential Shareholders on the UK Register and Prudential ADR Holders. It is expected that a check for the sale proceeds, net of applicable withholding taxes, for shareholders electing the share sale option will be mailed to you at your own risk or, for Prudential Shareholders with a UK, Isle of Man, Channel Islands or EEA address on the UK register, BACS payment or through OPS in the currency you have selected through that service will be made to the mandated bank account or OPS instruction if registered with Equiniti Limited, on behalf of Prudential and EFSL, for the payment of dividends by no later than              , 2021, or a direct registration statement, or Jackson Nominee Service statement, in respect of shares of Class A common stock will be mailed at your own risk by             , 2021 depending on your election. Prudential Shareholders will not be charged any foreign currency exchange fees, which fees will be paid by Prudential on behalf of the Prudential Shareholders.

Q: What will happen if no valid Form of Election is returned in time?

A: If you do not return a valid Form of Election in time, you will receive a direct registration statement in respect of shares of Class A common stock following completion of the Demerger, unless you are an Eligible CSN Shareholder, in which case JFI has made arrangements for the Jackson Nominee Service to receive in the Demerger and hold CDIs representing the Class A common stock due to you and maintain an underlying register as a record of the stockholders in the Jackson Nominee Service. It is expected that direct registration statements, or Jackson Nominee Service statement, in respect of your shares of Class A common stock will be mailed no later than             , 2021.

Q: Is the settlement process longer if I elect to participate in the Share Sale Option?

A: Yes. There is a longer period for settlement following completion of the Demerger for Small Shareholders who take the Share Sale Option and Singapore Holders. It is expected that the Sale Agent will have until             , 2021, the date that is 60 days from the Distribution Date for Prudential Shareholders on the UK Register, to make the sales for Small Shareholders and Singapore Holders.

Q: Where can I get more information?

A: If you have any questions relating to the mechanics of the Demerger, you should contact the appropriate helpline as noted below.

The UK helpline will be operated by Equiniti Limited and will be available on 0333 207 6392 (from inside the UK) or +44 333 207 6392 (from outside the UK). The helpline will be available from 8:30 am to 5:30 pm UK time Monday to Friday (except public holidays in England and Wales) and will remain open until             , 2021. Calls to the helpline from outside of the UK will be charged at applicable international rates. Different charges may apply to calls made from mobile telephones and calls may be recorded and monitored for security and training purposes.

The Hong Kong helpline will be operated by Computershare Hong Kong Investor Services Limited and will be available on +852 2862 8699. The helpline will be available from 9:00 am to 6:00 pm Hong Kong time Monday to Friday (except on public holidays) and will remain open until             , 2021.

Singapore Holders may also refer queries to CDP at asksgx@sgx.com or by telephone on +65 6535 7511.

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Questions regarding shares held in depository agent sub-accounts should be directed to the relevant depository agent or broker.

Prudential ADR Holders may refer queries relating to their accounts to the U.S. Depositary at JPMorgan Chase Bank, N.A. The telephone number is 800-990-1135 (from inside the U.S.) or 651-450-4064 (from outside the U.S.) and the website log-in at www.adr.com.

The helpline operators will not provide advice on the merits of the Demerger or give any legal, financial or taxation advice, for which you are recommended to consult your own legal, financial or taxation adviser. Alternatively, consult your stockbroker, bank manager, solicitor, accountant and/or other independent professional adviser.

Before the applicable Distribution Date, if you have any questions relating to the Demerger, you should contact Prudential at:

Prudential plc

1 Angel Court

London EC2R 7AG, England

Attention: Investor Relations

After the applicable Distribution Date, if you have any questions relating to the Company, you should contact us at:

Jackson Financial Inc.

1 Corporate Way

Lansing, Michigan 48951

Attention: Investor Relations

After the applicable Distribution Date, if you have any questions relating to Prudential, you should contact Prudential at:

Prudential plc

1 Angel Court

London EC2R 7AG, England

Attention: Investor Relations

27

SUMMARY OF THE DEMERGER

Distributing Company	Prudential plc, a public limited company organized under the laws of England and Wales. Prudential owns approximately 90.2% of JFI’s outstanding Class A common stock (representing approximately 90.1% of the total combined voting power of JFI’s common stock and approximately 88.9% of JFI’s total common stock) prior to the Demerger. After the completion of the Demerger, Prudential will hold shares of JFI’s Class A common stock representing approximately 19.9% of the total combined voting power of JFI’s common stock and approximately 19.7% of JFI’s total common stock.

Distributed Company	Jackson Financial Inc., a Delaware corporation and majority-owned subsidiary of Prudential. After the completion of the Demerger, we will be a separate, publicly-traded company.

Distributed Securities	Approximately 70.2% of the shares of Class A common stock owned by Prudential (representing approximately 70.2% of the total combined voting power of JFI’s common stock and approximately 69.2% of JFI’s total common stock). Based on the approximately Prudential ordinary shares issued and outstanding on , 2021, and applying the distribution ratio of one share of Class A common stock for every 40 Prudential ordinary shares, approximately shares of Class A common stock will be distributed in the Demerger.

Record Date	The Record Date is expected to be UK time on , 2021 for Prudential Shareholders on the UK Register and for Prudential ADR Holders and Hong Kong time on , 2021 for Prudential Shareholders on the Hong Kong Register.

Distribution Date	The Distribution Date is expected to be , 2021 for Prudential Shareholders on the UK Register, , 2021 for Hong Kong Shareholders and , 2021 for Prudential ADR Holders.

Distribution Ratio	Each Prudential Shareholder will receive one share of JFI’s Class A common stock for every 40 Prudential ordinary shares it holds on the Record Date. The transfer agent will distribute only whole shares of our Class A common stock in the Demerger. See “The Demerger—Treatment of Fractional Shares” for more detail. Please note that if you sell your Prudential ordinary shares on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of Class A common stock issuable in respect of the Prudential ordinary shares that you sold. See “The Demerger—Trading Prior to the Distribution Date.”

The Distribution

Upon the completion of the Demerger, Prudential will release approximately 70.2% of the shares of JFI’s Class A common stock for distribution to Prudential Shareholders. Our transfer agent will credit whole shares of Class A common stock you receive in the Demerger by way of direct registration in book-entry form to your DRS account, your account in CREST or through the Jackson Nominee Service. You will not receive physical stock certificates.

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Our transfer agent will credit your shares of Class A common stock to you on or shortly after the applicable Distribution Date. Prudential Shareholders will not be required to pay any consideration for the shares of Class A common stock they receive in the Demerger or surrender or exchange their Prudential ordinary shares in connection with the Demerger. After the Prudential General Meeting, no further action by Prudential Shareholders will be necessary for Prudential Shareholders to receive the shares of Class A common stock to which they are entitled in the Demerger. No commissions, fees or expenses will be charged to Prudential Shareholders in connection with the Demerger.

Fractional Shares	Prudential will not distribute any fractional shares of our Class A common stock to Prudential Shareholders or Prudential ADR Holders. Instead, the transfer agent will first aggregate fractional shares into whole shares, then sell, or cause to be sold, the whole shares in the open market at prevailing market prices on behalf of Prudential Shareholders and Prudential ADR Holders who would otherwise have been entitled to receive a fractional share, and finally distribute the aggregate cash proceeds of the sales pro rata to these holders, net of applicable withholding taxes. If you receive cash in lieu of fractional shares, you will not be entitled to any interest on the proceeds.

Share Sale Option	Small Shareholders may elect to have all the shares of Class A common stock that they are entitled to receive in the Demerger sold by the Sale Agent and the cash proceeds, net of applicable withholding taxes, remitted to them instead. It is expected that the Sale Agent will have 60 days from the Distribution Date for Prudential Shareholders on the UK Register to make the sales for participating Small Shareholders. The Share Sale Option is described in more detail in “The Demerger—Overview of the Share Sale Option.”

Prudential ADRs	If you are a holder of Prudential ADRs, you will receive your entitlement to whole shares of Class A common stock in the Demerger in book-entry form in an account at our transfer agent or through your bank, broker or other nominee, if applicable, on , 2021, the Distribution Date for Prudential ADRs. See “The Demerger—Treatment of Prudential ADRs.” The Share Sale Option will be available to Prudential ADR Holders who are registered holders of 5,000 or fewer Prudential ADRs.

Conditions to the Distribution	Certain aspects of the Demerger Agreement are conditional upon the following:

•	the approval of the Demerger by Prudential Shareholders at the Prudential General Meeting;

•	the approval of the Demerger by the Prudential Board;

•

completion of the pre-completion reorganization (whereby all of the shares of Class A common stock held by PUSH are distributed to PCAL, and then such shares are distributed from PCAL to Prudential to ensure that, immediately prior to

29

completion of the Demerger, JFI is a direct majority-owned subsidiary of Prudential) and the reclassification of our common stock;

•

that the Form 10, of which this information statement is a part, has been declared effective by the SEC under the Exchange Act, no stop order suspending the effectiveness of the Form 10 will be in effect and no proceedings for that purpose will be pending before or threatened by the SEC;

•

any regulatory approvals that have been obtained and which are required for the implementation of the Demerger not having been withdrawn, revoked or rescinded (and such regulatory approvals not having lapsed);

•	Prudential’s sponsor’s agreement with Goldman Sachs International not having terminated;

•	acceptance by the NYSE of our Class A common stock for listing, subject to official notice of issuance; and

•	the no objection letter issued by the Hong Kong Stock Exchange regarding the Demerger pursuant to Practice Note 15 of the Hong Kong Listing Rules has not be withdrawn.

Dividend policy	Consistent with our goals to manage risk and capital and optimize our financial leverage, we generally intend to target return of capital to our stockholders on an annual basis of approximately 40-60% of the annual change in our excess capital, adjusted for any capital contributions and distributions. JFI expects to be in a position to distribute capital of between $325 million and $425 million to its stockholders in the first 12 months following the completion of the Demerger, through cash dividends and/or stock repurchases, depending on market conditions and subject to approval by JFI’s board of directors. Any declaration of cash dividends or stock repurchases will be at the discretion of the JFI board of directors and will depend on our financial condition, earnings, liquidity and capital requirements, regulatory constraints, level of indebtedness, contractual restrictions with respect to paying cash dividends or repurchasing stock, restrictions imposed by Delaware law, general business conditions and any other factors that the JFI board of directors deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any cash dividends to holders of our common stock or approve any stock repurchase program, or as to the amount of any such cash dividends or stock repurchases. See “Dividend Policy.”

Trading Market and Symbol

We expect to apply to list our Class A common stock on the NYSE under the symbol JXN. We anticipate that on or shortly before             , 2021, the Record Date for Prudential Shareholders on the UK Register, trading of shares of Class A common stock will begin on a “when-issued” basis and will continue up to and including             , 2021, the Distribution Date for Prudential ADRs. We expect that “regular-way” trading of our Class A common stock will begin on

30

2021, the first trading day after the Distribution Date for Prudential ADRs. See “The Demerger—Trading Prior to the Distribution Date.”

Following the Demerger, the Prudential ordinary shares will retain their premium listing on the Official List and will continue to be traded on the premium segment for listed securities of the LSE and on the main market HKSE. The Prudential ordinary shares will also maintain their secondary listings on the NYSE (in the form of the Prudential ADRs) and the SGX-ST.

Tax Consequences of the Distribution	A summary of certain UK, Hong Kong, Singapore and United States tax consequences in respect of the Demerger relevant to Prudential Shareholders and Singapore Holders who are resident (or, in the case of individuals, resident or domiciled) in the UK, Hong Kong, Singapore or United States for tax purposes and Prudential ADR Holders is set out in “Certain Material Tax Considerations.” The summary is intended as a guide only and Prudential Shareholders, Singapore Holders or Prudential ADR Holders who are in doubt about their tax position are strongly advised to contact an appropriate professional, independent adviser immediately.

Relationship with Prudential after the Distribution	We have entered into certain agreements with Prudential related to the Demerger, which will govern the relationship between Prudential and us up to and after completion of the Demerger. These agreements include:

•

the Demerger Agreement that sets forth Prudential and our agreements regarding the conditions precedent to the Demerger and the principal actions that Prudential and we will take in connection with the Demerger and aspects of our relationship following the Demerger, in respect of, among other things, access to data, mutual indemnities, taxes and cost sharing; and

•

the Registration Rights Agreement providing Prudential with certain rights requiring us to register under the Securities Act of 1933, as amended (the “Securities Act”), the shares of Class A common stock held by Prudential following the completion of the Demerger.

See “Certain Relationships and Related Party Transactions— Relationship with Prudential Following the Demerger.”

Transfer Agent	Equiniti Trust Company will serve as transfer agent of our Class A common stock.

Risk Factors	Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Demerger. Following the completion of the Demerger, we will also face risks associated with being a separate, publicly-traded company. Accordingly, you should read carefully the information set forth under “Risk Factors.”

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SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary historical consolidated financial data derived from our consolidated financial statements as of the dates and for each of the periods indicated. The summary historical consolidated financial data as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 set forth below have been derived from our financial statements included elsewhere in this information statement. Our historical results are not necessarily indicative of the results to be expected for any future period.

You should read this summary historical consolidated financial data in conjunction with the sections entitled “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements included elsewhere in this information statement.

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Statement of Income (Loss) Data
Revenues
Fee income	$6,604.0	$6,412.9	$6,259.9
Advisory and wealth management fees	—	—	47.8
Premium	159.5	567.4	5,153.8
Net investment income	2,038.4	2,813.2	2,649.7
Net losses on derivatives and investments	(3,999.4)	(6,383.9)	(498.8)
Other income	64.0	68.8	65.0

Total revenues	4,866.5	3,478.4	13,677.4

Benefits and Expenses
Death, other policy benefits and change in policy reserves, net of deferrals	1,283.8	1,464.4	6,967.0
Interest credited on other contract holder funds, net of deferrals	1,210.0	1,640.5	1,556.2
Interest expense	88.4	98.5	86.2
Operating costs and other expenses, net of deferrals	984.1	2,067.0	1,583.9
Cost of reinsurance	2,520.1	—	—
Amortization of deferred acquisition and sales inducement costs	(389.2)	(980.7)	1,091.5

Total benefits and expenses	5,697.2	4,289.7	11,284.8

Pretax (loss) income before noncontrolling interests	(830.7)	(811.3)	2,392.6
Income tax (benefit) expense	(495.0)	(368.9)	338.3

Net (loss) income	(335.7)	(442.4)	2,054.3
Less: Net (loss) income attributable to noncontrolling interests	(3.6)	54.7	68.7

Net (loss) income attributable to Jackson Financial Inc.	$(332.1)	$(497.1)	$1,985.6

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	December 31,
	2020	2019	2018
	(in millions)
Balance Sheet Data (at period end)
Assets
Total investments	$49,272.4	$73,237.4	$66,541.8
Cash and cash equivalents	1,624.5	1,911.1	3,935.2
Reinsurance recoverable	35,222.2	8,372.4	8,462.0
Funds withheld reinsurance assets, at fair value under fair value option	3,626.5	3,760.3	3,747.2
Other assets	16,257.0	14,578.3	13,345.9
Separate account assets	219,062.9	195,070.5	163,301.4

Total assets	$325,065.5	$296,930.0	$259,333.5

Liabilities and Equity
Liabilities
Reserves for future policy benefits and claims payable	$21,380.9	$19,136.4	$19,620.2
Other contract holder funds	64,538.4	64,304.5	60,720.6
Funds held under reinsurance treaties, at fair value under fair value option	3,626.5	3,760.3	3,745.1
Debt	322.0	2,691.8	331.9
Other liabilities	6,097.7	4,709.7	3,751.7
Separate account liabilities	219,062.9	195,070.5	163,301.4

Total liabilities	315,028.4	289,673.2	251,470.9

Equity
Additional paid-in capital	5,927.8	3,077.8	5,077.8
Shares held in trust	(4.3)	(4.3)	(11.4)
Equity compensation reserve	7.7	0.5	4.2
Accumulated other comprehensive income, net of tax expense (benefit)	2,634.1	2,332.9	(336.1)
Retained earnings	978.2	1,365.8	2,737.9

Total stockholders’ equity	9,543.5	6,772.7	7,472.4
Noncontrolling interests	493.6	484.1	390.2

Total equity	10,037.1	7,256.8	7,862.6

Total liabilities and equity	$325,065.5	$296,930.0	$259,333.5

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	Years Ended December 31,
	2020	2019	2018
	(in millions)
Segment Financial Data
Operating Revenues
Retail Annuities	$4,478.5	$4,949.6	$4,955.4
Institutional Products	356.4	449.7	381.3
Closed Life and Annuity Blocks	1,526.8	1,995.7	6,476.1
Corporate and Other(1)	148.9	147.4	129.7

Total Operating Revenues	$6,510.6	$7,542.4	$11,942.5

Operating Benefits and Expenses
Retail Annuities	$2,472.6	$2,663.1	$3,206.9
Institutional Products	271.3	344.1	279.3
Closed Life and Annuity Blocks	1,526.6	1,995.3	6,403.8
Corporate and Other(1)	265.8	213.9	138.0

Total Operating Benefits and Expenses	$4,536.3	$5,216.4	$10,028.0

Pretax Adjusted Operating Earnings
Retail Annuities	$2,005.9	$2,286.5	$1,748.5
Institutional Products	85.1	105.6	102.0
Closed Life and Annuity Blocks	0.2	0.4	72.3
Corporate and Other(1)	(116.9)	(66.5)	(8.3)

Total Pretax Adjusted Operating Earnings	$1,974.3	$2,326.0	$1,914.5

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Non-GAAP Financial Measures
Adjusted Operating Earnings(2)	$1,880.2	$2,036.0	$1,676.6

Adjusted Operating ROE(2)	27.4%	27.9%	23.7%

(1)	Corporate and Other includes the intersegment eliminations in order to tie to total consolidated.
(2)	See “Key Non-GAAP Financial Measures and Operating Measures” for information regarding these non-GAAP financial measures and reconciliations to the most comparable U.S. GAAP measures.

34

SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

The summary unaudited pro forma financial data consists of the unaudited pro forma condensed balance sheet and statement of income (loss) for the year ended December 31, 2020. The summary unaudited pro forma financial data should be read in conjunction with the information included under “Unaudited Pro Forma Condensed Financial Information,” “Recapitalization,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements included elsewhere in this information statement. We believe the unaudited pro forma condensed financial information presented below is useful to investors because it presents our historical results of operations for the periods presented giving effect to the debt financing transactions, debt restructuring transactions and Athene Reinsurance Transaction as if they had occurred at the beginning of such period.

The following unaudited pro forma condensed financial information presents the historical financial statements of the Company as if the debt financing transactions had been completed as of December 31, 2020 for purposes of the unaudited pro forma condensed balance sheet and as if the debt financing transactions, debt restructuring transactions and Athene Reinsurance Transaction had been completed as of January 1, 2020 for purposes of the unaudited pro forma condensed statement of income (loss).

The unaudited pro forma condensed financial information is presented for informational purposes only and does not purport to represent our financial condition or our results of operations had the debt financing transactions, debt restructuring transactions and Athene Reinsurance Transaction occurred on or as of the dates noted above or to project the results for any future date or period.

Unaudited Pro Forma Condensed Balance Sheet

as of December 31, 2020

	As Reported	Debt Financing	Pro Forma
	(in millions, except share and per share data)
Assets
Total investments	$49,272.4	$—	$49,272.4
Cash and cash equivalents	1,624.5	2,293.4	3,917.9
Deferred acquisition costs	13,343.0	—	13,343.0
Reinsurance recoverable	35,222.2	—	35,222.2
Funds withheld reinsurance assets	3,626.5	—	3,626.5
Deferred income taxes	1,026.3	—	1,026.3
Other assets	1,887.7	15.0	1,902.7
Separate account assets	219,062.9	—	219,062.9

Total assets	$325,065.5	$2,308.4	$327,373.9

Liabilities and Equity

Liabilities
Reserves for future policy benefits and claims payable	$21,380.9	$—	$21,380.9
Other contract holder funds	64,538.4	—	64,538.4
Debt	322.0	2,350.0	2,672.0
Funds held under reinsurance treaties	3,626.5	—	3,626.5
Other liabilities	6,097.7	—	6,097.7
Separate account liabilities	219,062.9	—	219,062.9

Total liabilities	$315,028.4	$2,350.0	$317,378.4

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	As Reported	Debt Financing	Pro Forma
	(in millions, except share and per share data)
Equity
Common stock, (i) Class A common stock 1,000 and 900,000,000 shares authorized, $0.01 par value per share, and 887 and shares issued and outstanding at December 31, 2020 (as reported and pro forma) (ii) Class B common stock 1,000 and 100,000,000 shares authorized, $0.01 par value per share, and 13 and shares issued and outstanding at December 31, 2020 (as reported and pro forma)	—	—	—
Additional paid-in capital	5,927.8	—	5,927.8
Shares held in trust	(4.3)	—	(4.3)
Equity compensation reserve	7.7	—	7.7
Accumulated other comprehensive income, net of tax expense (benefit)	2,634.1	—	2,634.1
Retained earnings	978.2	(41.6)	936.6

Total stockholders’ equity	9,543.5	(41.6)	9,501.9
Noncontrolling interests	493.6	—	493.6

Total equity	10,037.1	(41.6)	9,995.5

Total liabilities and equity	$325,065.5	$2,308.4	$327,373.9

Total stockholders’ equity excluding accumulated other comprehensive income, net of tax expense (benefit)	$6,909.4	N/A	$6,867.8

Total financial leverage ratio(1)	4.5%	N/A	28.0%

(1)	Total financial leverage is the ratio of total debt to combined total debt and stockholders’ equity, excluding accumulated other comprehensive income, net of tax expense (benefit).

Unaudited Pro Forma Condensed Statement of Income (Loss) Data

Year Ended December 31, 2020

	As Reported	Debt Financing	Athene Reinsurance Transaction	Debt Restructuring	Pro Forma
	(in millions)
Revenues
Fee income	$6,604.0	$—	$(44.0)	$—	$6,560.0
Premium	159.5	—	—	—	159.5
Net investment income	2,038.4	—	(392.1)	—	1,646.3
Net losses on derivatives and investments	(3,999.4)	—	144.9	—	(3,854.5)
Other income	64.0	—	21.3	—	85.3

Total revenues	4,866.5	—	(269.9)	—	4,596.6

Benefits and Expenses
Death, other policy benefits and change in policy reserves, net of deferrals	1,283.8	—	(21.7)	—	1,262.1
Interest credited on other contract holder funds, net of deferrals	1,210.0	—	(258.2)	—	951.8
Interest expense	88.4	52.6	—	(44.6)	96.4
Operating costs and other expenses, net of deferrals	984.1	—	(49.7)	—	934.4

36

	As Reported	Debt Financing	Athene Reinsurance Transaction	Debt Restructuring	Pro Forma
	(in millions)
Cost of Reinsurance	2,520.1	—	—	—	2,520.1
Amortization of deferred acquisition and sales inducement costs	(389.2)	—	(16.0)	—	(405.2)

Total benefits and expenses	5,697.2	52.6	(345.6)	(44.6)	5,359.6

Pretax (loss) income before noncontrolling interests	(830.7)	(52.6)	75.7	44.6	(763.0)
Income tax (benefit) expense	(495.0)	(11.0)	30.9	9.4	(465.7)

Net (loss) income	(335.7)	(41.6)	44.8	35.2	(297.3)
Less: Net (loss) income attributable to noncontrolling interests	(3.6)	—	—	—	(3.6)

Net (loss) income attributable to Jackson Financial Inc.	$(332.1)	$(41.6)	$44.8	$35.2	$(293.7)

37

RISK FACTORS

You should consider and read carefully all of the risks and uncertainties described below, as well as the other information contained in this information statement, including our financial statements included elsewhere in this information statement. The risks described below are not the only ones we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could cause a material adverse effect on our business, financial condition, results of operations and cash flows. In any such case, the trading price of our Class A common stock could decline. In addition, many of these risks are interrelated and could occur under similar business and economic conditions, and the occurrence of certain of them could in turn cause the emergence or exacerbate the effect of others. This information statement also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below. See “Special Note Regarding Forward-Looking Statements and Information.”

Risks Relating to Our Consolidated Business

Risks Relating to Conditions in the Financial Markets and Economy

General conditions in the global capital markets and the economy could have a material adverse effect on our business, financial condition, results of operations and cash flows.

General conditions in the global capital markets and the economy generally, both in the United States and elsewhere around the world, could materially and adversely impact our business, financial condition, results of operations and cash flows. Factors such as the COVID-19 pandemic, civil unrest, high unemployment levels, availability and cost of credit, geopolitical issues and trade disputes have contributed to increased volatility in worldwide financial markets and significant disruptions and diminished expectations for the economy and markets. For example, these factors, combined with declining business and consumer confidence, general economic uncertainty, stay-at-home orders and business shutdowns, caused a slowdown in economic activity beginning in March 2020. In addition, beginning in the first quarter of 2020, the fixed-income markets experienced a period of extreme volatility which from time to time negatively impacted market liquidity conditions. During periods of market upheaval and economic uncertainty, we are likely to experience periods of significant volatility in global capital and equity markets, interest rates (which in some jurisdictions have become negative) and liquidity. Debt and equity capital market volatility and reduced investment returns, including any resulting impairment of debt securities and loans, could reduce our capital and impair our ability to write new business, increase the potential adverse impact of optional guarantee benefits included in our annuities, and have a negative impact on our assets under management and profitability. In an economic downturn, the demand for our annuities could decline. We could experience an elevated incidence of claims, and lapses or surrenders of policies could increase. Our customers may choose to defer paying premiums or stop paying premiums altogether. Adverse market conditions could affect the availability and cost of reinsurance protections and the availability and effectiveness of hedging instruments in ways that could materially and adversely affect our profitability. For the reasons described above, in the event of an economic downturn, we could incur significant losses. Even in the absence of an economic downturn, we are exposed to substantial risk of loss in our investment portfolio due to market volatility. Disruptions in one market or asset class could also spread to other markets or asset classes.

Market volatility, economic uncertainty and increased regulatory and operational risks resulting from the geopolitical environment could cause a material adverse effect on our business, financial condition, results of operations and cash flows. Recent shifts in the focus of some national governments toward more protectionist or restrictive economic and trade policies, and international trade disputes, could impact the macroeconomic outlook and the environment for global financial markets.

38

Equity market declines and volatility could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

We face equity risk from our asset portfolio, our derivative hedging program and the products we sell. Declines or volatility in equity markets could negatively impact our investment returns as well as our business, financial condition, results of operations and cash flows. Our variable annuity business in particular is highly sensitive to the condition of equity markets, and sustained weakness or stagnation in equity markets would decrease our revenues and earnings with respect to variable annuities. Declining equity markets or prolonged periods of depressed equity market returns will also reduce the account balances of our variable annuity contracts, which could reduce our profitability because we collect fees and risk charges based on these account balances. Lower variable annuity account balances also impact the profitability of variable annuity contracts that include a guaranteed minimum withdrawal feature that entitles the contract owner to withdraw a contractually determined amount each year that is a percentage of his or her benefit base or total guaranteed amount.

Market volatility could negatively impact the value of equity securities in our investment portfolio, which could in turn reduce the statutory capital of certain of our insurance subsidiaries. An equity market downturn could have a negative impact on the fair value of our investments in limited partnerships or other alternative assets, which could have an adverse effect on our results of operations. Equity market declines and volatility could also influence policyholder behavior, which could adversely impact the levels of surrenders and amounts of withdrawals of our annuities or cause customers to reallocate a portion of their account balances to more conservative investment options (which generally have lower fees). These actions could negatively impact our profitability or increase our benefit obligations, particularly if customers were to remain in such conservative investment options during an equity market increase. If customers reallocate to less conservative investment options, such as through rebalancing actions after an equity market decrease, the volatility of our financial results could increase. In addition, equity market volatility could reduce demand for variable annuities, lead to changes in estimates underlying our calculations of deferred acquisition costs (“DAC”) that, in turn, could accelerate our DAC amortization and reduce our current earnings and result in changes to the fair value of our optional guarantee benefit liabilities, which could increase the volatility of our results of operations.

Market volatility could also increase our need for additional hedging and increase the costs of the derivatives we use for hedging. In addition, we may not be able to mitigate effectively the equity market volatility of our portfolio, including through our hedging strategies, which could lead to economic losses or increased volatility in earnings. For example, we are exposed to basis risk, which results from our inability to purchase or sell hedge assets whose performance is perfectly correlated to the performance of the funds into which customers allocate their assets. We make funds available to customers where we believe we can transact in sufficiently correlated hedge assets, and we anticipate some variance in the performance of our hedge assets and customer funds. This variance may result in our hedge assets outperforming or underperforming the customer assets they are intended to match. This variance may be exacerbated during periods of high volatility, leading to a mismatch in our hedge results relative to our hedge targets. In addition, we may sometimes choose, based on economic considerations and other factors, not to fully mitigate the equity market volatility of our portfolio. For example, in periods of high market volatility or adverse conditions, the availability of the derivatives we use for hedging could decrease, or the cost of such derivatives could increase, making it either impossible or impractical to mitigate effectively the equity market volatility of our portfolio.

Volatility in interest rates and credit spreads or prolonged periods of low interest rates could have an adverse effect on our business, financial condition, results of operations and cash flows.

Changes in interest rates and credit spreads could result in fluctuations in the income derived from our investments and could cause a material adverse effect on our business, financial condition, results of operations and cash flows. A significant proportion of our business is based upon the difference between the returns we are able to earn on our assets and the interest and other benefits payable to our customers. A significant portion of our assets are invested in fixed income securities, and our results are therefore affected by fluctuations in prevailing interest rates and credit spreads. In particular, fixed annuities and institutional products expose us to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will

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reduce spread. Significant volatility in interest rates could have a larger adverse impact on certain assets in our investment portfolio that are highly structured or have limited liquidity. Interest rate risk exposure for variable annuities increases when the present value of expected future benefit payments increases. The present value of expected future benefit payments increases as a result of, among other things, equity market underperformance, low interest rates, adverse policyholder behavior and increased longevity. As a result, lower interest rates increase our variable annuity exposure and generally lead to increased hedging.

We are exposed primarily to the following risks arising from fluctuations in interest rates:

•	the risk of mismatch between the expected duration of liabilities and investments held by us;

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the reinvestment risk associated with accelerated prepayments on mortgage-backed securities and other fixed income securities in decreasing interest rate environments and delayed prepayments in increasing interest rate environments;

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the risk of increases in statutory reserve requirements, which would reduce statutory capital, and increases in capital requirements, which would reduce surplus, due to decreases in interest rates or changes in prescribed interest rates;

•	the risk of increases in the costs of derivatives we use for hedging or increases in the volume of hedging we do as interest rates decrease;

•	the risk of loss related to customer withdrawals following a sharp and sustained increase in interest rates;

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the risk of loss from reduced fee income, increased guaranteed benefit costs and accelerated DAC amortization arising from fluctuations in the variable annuity separate account values associated with fixed income investment options due to increased interest rates or credit spread widening; and

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the risk of volatility in our U.S. GAAP results of operations driven by interest rate related components of liabilities and equity related to optional guarantee benefits and the cost of associated hedges in low interest rate environments.

Sustained declines in long-term interest rates could result in increased redemptions of our fixed maturity securities that are subject to redemption prior to maturity by the issuer and expose us to reinvestment risk. If we are unable to reinvest the proceeds from such redemptions into investments with credit quality and yield characteristics similar to the redeemed securities, our net income and overall financial performance could be adversely affected. We may need to maintain crediting rates for competitive reasons or because minimum interest rate guarantees exist in certain contracts. For example, certain fixed annuities that we offer provide that, at our discretion, we may reset the interest rate credited to customers’ accounts, subject to a guaranteed minimum. During periods of sustained lower interest rates, our reserves for policy liabilities may not be sufficient to meet future policy obligations and may need to be strengthened. Accordingly, declining and sustained lower interest rates could materially and adversely affect our ability to take dividends from operating insurance companies and significantly reduce our profitability.

On the other hand, in periods of rapidly increasing interest rates, we may not be able to replace, in a timely manner, the assets in our investment portfolio with higher yielding investments needed to fund the higher crediting rates necessary to keep interest rate sensitive products competitive. We, therefore, may have to accept a lower spread and lower profitability or face a decline in sales and disintermediation risk if crediting rates we offer are not viewed as competitive in the higher interest rate environment. In addition, policy loans, surrenders and withdrawals tend to increase as customers seek investments with higher perceived returns as interest rates rise. This process could result in cash outflows requiring that we sell investments at a time when the prices of those investments are adversely affected by the increase in interest rates, which could result in realized investment losses. Unanticipated withdrawals, terminations and substantial policy amendments could cause us to accelerate the amortization of DAC and VOBA, which reduces net income, and could negatively affect rating agencies’ assessment of our financial condition. An increase in interest rates could also have a material adverse effect on the value of our investment portfolio, for example, by decreasing the estimated fair values of the fixed

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income securities and mortgage loans that comprise a significant portion of our investment portfolio. In addition, in a period of rising interest rates, the guaranteed minimum interest rate on certain fixed annuities that we offer will increase, leading to spread compression. Finally, an increase in interest rates could result in decreased fee revenue associated with a decline in the value of variable annuity account balances invested in fixed income funds.

Our exposure to credit spreads is due to exposure to the underlying market price of our fixed income securities. If credit spreads widen significantly, we could be exposed to higher levels of other-than-temporary impairments. If credit spreads tighten significantly, it could result in reduced net investment income associated with new purchases of fixed maturity securities.

Credit spreads also affect our variable annuity business. Widening credit spreads would reduce the value of bonds held within investment options, decreasing the average account value of our annuity contracts and negatively impacting the fee income we earn. Tightening credit spreads would reduce the discount rates used in the principles-based statutory reserve calculation, potentially increasing statutory reserve requirements and, in turn, reducing statutory capital. Although these effects on bond fund valuation and reserve discount rates run in offsetting directions for either credit spread widening or narrowing, it is possible for one of them to outweigh the other under certain market conditions. Any of these risks could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

Adverse capital and credit market conditions could significantly affect our liquidity, access to capital and cost of capital.

From time to time, including most recently in connection with the COVID-19 pandemic and related responses from governmental authorities, worldwide capital and credit market conditions have experienced significant disruption or deterioration. During periods of market upheaval and economic uncertainty, capital and credit markets have exerted downward pressure on availability of liquidity and credit capacity for certain issuers. We need liquidity to pay our operating expenses (including costs relating to our hedging program), interest expenses and any dividends or distributions on our common stock and to capitalize our insurance subsidiaries. We require a significant amount of liquidity for hedging purposes, such as to satisfy variation margin requirements on our futures positions or to pay the initial cost of options we purchase. Volatile market environments increase our liquidity needs for hedging purposes, as the amount of cash we need to pay out as variation margin each day is directly related to the magnitude of equity market and interest rate movements. Additionally, as our over-the-counter bilateral hedging transactions become subject to initial margin requirements, we would need liquid assets of sufficient quality to satisfy those requirements. Without sufficient liquidity, we could be required to curtail or limit our operations and our hedging program, which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, our ability to complete the financing transactions in connection with the Recapitalization could be negatively impacted by adverse capital and credit market conditions.

It is possible that the level of cash and securities we maintain, when combined with expected cash inflows from investments and operations, will not be adequate to meet our anticipated short-term and long-term customer benefits and expense payment obligations. If market or other conditions have an adverse impact on our capital and liquidity beyond expectations and our current resources do not satisfy our needs, we may have to seek additional financing. The availability of additional financing will depend on a variety of factors such as market conditions, regulatory considerations, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of our long- or short-term financial prospects if we incur large investment losses or if the level of our business activity decreases due to a market downturn or recession. Similarly, our access to funds could be impaired if regulatory authorities or rating agencies take negative actions against us. Internal sources of liquidity could prove to be insufficient and, in such case, we would not be able to successfully obtain additional financing on favorable terms, or at all. If we are unable to access capital markets to issue new debt, refinance existing debt or sell additional equity as needed, or if we are unable to obtain such financing on acceptable terms, our business, financial condition, results of operations and cash flows could be adversely impacted.

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Disruptions, uncertainty or volatility in capital and credit markets could also limit our access to the capital required to operate our business. Such market conditions would limit our ability to replace maturing liabilities in a timely manner, satisfy statutory capital requirements, generate fee income and market-related revenue to meet liquidity needs and access the capital necessary to grow our business. As such, we would be forced to delay raising capital, miss payments on our debt or reduce or eliminate dividends paid on our common stock, issue shorter term securities than we prefer or bear an unattractive cost of capital which could decrease profitability and significantly reduce financial flexibility. Disruptions in markets could also limit our access to capital markets required to purchase derivatives, limiting our ability to hedge according to our hedging strategy. As a result, disruptions in the financial markets could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

The COVID-19 pandemic has adversely impacted our business, and the ultimate effect on our business, financial condition, results of operations and cash flows will depend on future developments that are highly uncertain, including the scope and duration of the pandemic and actions taken by governmental authorities in response to the pandemic.

We are closely monitoring developments related to the COVID-19 pandemic and related governmental authorities’ actions taken to prevent its spread to assess its impact on our business. The COVID-19 pandemic has caused significant economic and financial turmoil both in the United States and around the world. These conditions are likely to continue and could worsen in the foreseeable future. At this time, it is not possible to estimate the timetable for the implementation of any therapeutic treatments and vaccines for COVID-19, which may occur over a prolonged period of time, or their efficacy with respect to current or future variants or mutations of COVID-19, or the longer-term effects that the COVID-19 pandemic could have on our business. The extent to which the COVID-19 pandemic impacts our business, results of operations, financial condition and cash flows will depend on future developments which are highly uncertain and cannot be predicted, including those related to the severity and persistence of the COVID-19 pandemic. Federal and state authorities’ actions could include a continued reliance on restrictions of movements for a prolonged period of time. We are not able to predict the duration and effectiveness of governmental and regulatory actions taken to contain or address the COVID-19 pandemic or the impact of future laws, regulations or restrictions on our business.

We cannot make any prediction of specific scenarios with respect to the COVID-19 pandemic, and risk management and contingency plans we have implemented may not adequately protect our business from such events. Currently, most of our employees are working remotely with only operationally critical employees physically working at our facilities, to the extent lawfully permitted. An extended period of remote work arrangements could introduce operational risk, including cybersecurity risks, and impair our ability to manage our business, which could adversely impact our business continuity plans. For example, our ability to access financial advisors and our sales have been adversely impacted by remote work arrangements. Our business operations could also be significantly disrupted if our critical workforce, key vendors, third-party suppliers or counterparties with whom we transact are unable to work effectively, including because of illness, quarantines, government actions in response to the COVID-19 pandemic, disruptions in access to remote working capabilities, including as a result of internet service outages, social distancing measures, civil protests or unrest, or other reasons. We also outsource certain critical business activities to third parties. Our business may also be impacted by an increase in geopolitical tensions arising from accessibility to COVID-19 vaccines, with many governments either commencing or planning the roll-out of vaccination programs to address the COVID-19 pandemic. As a result, we rely upon the successful implementation and execution of the business continuity planning of such entities in the current environment. Successful implementation and execution of business continuity strategies by these third parties are largely outside our control. If one or more of the third parties to whom we outsource certain critical business activities, including our information security, IT operations and accounting systems, experience operational failures as a result of the impacts from the spread of COVID-19, or claim that they cannot perform due to a force majeure, it could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

Increased economic uncertainty and increased unemployment resulting from the economic impacts of the spread of COVID-19 and related governmental authorities’ actions taken to prevent its spread could also result in customers seeking sources of liquidity and withdrawing at rates greater than we previously expected. In addition, many state insurance departments, including NYSDFS, are requiring insurers to offer flexible premium payment plans, relax payment dates and waive late fees and penalties in order to avoid canceling or non-renewing policies. The cost of reinsurance to us for these policies could increase, and we could encounter decreased availability of

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such reinsurance. If customer lapse and surrender rates significantly exceed our expectations, it could cause a material adverse effect on our business, financial condition, results of operations and cash flows. Furthermore, if customers stop lapsing all together, the cost of providing guaranteed living benefits could materially increase and could have a material adverse effect on our business, financial condition, results of operations and cash flows. Such events or conditions could also have an adverse effect on our sales of annuities. In addition, such events or conditions could result in a decrease or halt in economic activity in large geographic areas, adversely affecting our business within those geographic areas or the general economic climate.

Our investment portfolio (and, specifically, the valuations of investment assets we hold) has been, and could continue to be, adversely affected as a result of market developments from the COVID-19 pandemic and uncertainty regarding its outcome. Moreover, changes in interest rates, reduced liquidity or a continued slowdown in the United States or in global economic conditions could also adversely affect the values and cash flows of these assets. Our investments in mortgages and mortgage-backed securities could be negatively affected by delays or failures of borrowers to make payments of principal and interest when due, including government-permitted deferrals or delays or moratoriums on foreclosures or enforcement actions with respect to delinquent or defaulted mortgages imposed by governmental authorities.

Risks Relating to Our Operations

As a holding company, JFI depends on the ability of its subsidiaries to meet its obligations and liquidity needs, including dividends and stock repurchases.

JFI is the holding company for all of our operations and is a legal entity separate from its subsidiaries. Dividends and other distributions from JFI’s subsidiaries are the principal sources of cash flow available to JFI to pay principal and interest on its outstanding indebtedness, to pay corporate operating expenses, to pay any stockholder dividends, to repurchase stock and to meet its other obligations. The inability to receive dividends or other distributions from our subsidiaries could have a material adverse effect on our business, financial condition, results of operations and cash flows, and restrict our ability to pay dividends to our stockholders or to make stock repurchases. The ability of our insurance subsidiaries to pay dividends and make other distributions to JFI will further depend on their ability to meet applicable regulatory standards and receive regulatory approvals, which are based in part on the prior year’s statutory income, capital and surplus, and unassigned funds (surplus) and require our insurance subsidiaries to hold a specific amount of minimum reserves in order to meet future obligations on their outstanding policies. Unassigned funds (surplus) represents the undistributed and unappropriated amount of statutory surplus at any balance sheet date (comparable to U.S. GAAP retained earnings). These regulations specify that the minimum reserves must be sufficient to meet future obligations, after giving consideration to future required premiums to be received, and are based on, among other things, certain specified mortality tables, interest rates and methods of valuation, which are subject to change. In order to meet their claims-paying obligations, our insurance subsidiaries regularly monitor their reserves to ensure they hold sufficient amounts to cover actual or expected contract and claims payments. At times, we may determine that reserves in excess of the minimum are needed to ensure sufficient coverage. Changes in, or reinterpretations of, these regulatory standards could constrain the ability of our subsidiaries to pay dividends or to advance or repay funds in sufficient amounts and at times necessary to meet our debt obligations and corporate expenses. Requiring our insurance subsidiaries to hold additional reserves has the potential to constrain their ability to pay dividends to JFI. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Distributions from our Insurance Company Subsidiaries.”

The subsidiaries of JFI have no obligation to pay amounts due on the debt obligations of JFI or to make funds available to JFI for such payments. For our insurance and other subsidiaries, the principal sources of liquidity are premiums and fees and income from our investment portfolio and other income generating assets. The ability of our subsidiaries to pay dividends, interest on surplus notes or other distributions to JFI in the future will depend on their earnings, tax considerations, covenants contained in any financing or other agreements and applicable regulatory restrictions. In addition, such payments could be limited as a result of claims against our subsidiaries by their creditors, including suppliers, vendors, lessors and employees.

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If the ability of our insurance or non-insurance subsidiaries to pay dividends or make other distributions or payments to JFI is materially restricted by regulatory requirements, other cash needs, bankruptcy, insolvency or rehabilitation, or our need to maintain the financial strength ratings of our insurance subsidiaries, or is limited due to operating results or other factors, we would be required to raise cash through the incurrence of debt, the issuance of equity, reinsurance or the sale of assets. However, there is no assurance that we would be able to raise sufficient cash by these means. This could materially and adversely affect our business, financial condition, results of operations and cash flows.

Adverse outcomes from the operational risks inherent in our business, and those of our material outsourcing partners, could disrupt our business functions and have a negative impact on our business, financial condition, results of operations and cash flows.

Operational risks are present in all of our businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems or human error, fraud, the effects of natural or man-made catastrophic events (such as natural disasters, pandemics, cyber-attacks, acts of terrorism, civil unrest and other catastrophes), poor governance, or from other external events. These risks could also adversely impact us through our distribution partners and our partners that provide outsourcing, policy administration, external technology, data hosting and other services. Exposure to such events could impact our operational resilience and ability to perform necessary business functions by disrupting our systems, operations, new business sales and renewals, distribution channels and services to customers, or result in the loss of confidential or proprietary data. Such events, as well as any weaknesses in administration systems (such as those relating to customer records) or actuarial reserving and hedging processes, could also result in increased expenses, as well as legal and regulatory sanctions, decreased profitability, financial loss, adverse changes in policyholder behavior and damage to our reputation and relationship with our customers and business partners.

Our business depends on processing a large number of transactions for numerous and diverse products. The large number of transactions we process makes it highly likely that errors will occasionally occur. We also employ a large number of complex and interconnected information technology and finance systems and models, and user developed applications in our processes. The long-term nature of much of our business also means that accurate records have to be maintained securely for significant time periods. Further, we operate in an extensive and evolving legal and regulatory environment (including in relation to tax) which adds to the complexity of the governance and operation of our business processes and controls. The performance of our core business activities and the uninterrupted availability of services to customers rely significantly on, and require significant investment in, information technology infrastructure and security, system development, data governance and management, compliance and other operational systems, personnel, controls and processes. Our policies and procedures may not be fully effective in identifying, monitoring or mitigating our risk exposure in all market environments or against all types of risk. Many of our methods for managing these risks and exposures are based upon historical statistical models and observed market behavior. Other risk management methods depend on the evaluation of information regarding markets, clients, or other matters publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated. As such, we may not be able to predict all future exposures, which could be significantly greater than what historical measures have indicated. This could cause our risk management strategies to be ineffective. During times of significant change, the resilience and operational effectiveness of these systems and processes could be adversely impacted. In particular, we are making increasing use of emerging technological tools and digital services and forming strategic partnerships with third parties to provide these capabilities. A failure to implement appropriate governance and management of the incremental operational risks from emerging technologies could adversely impact our business, financial condition, results of operations and cash flows.

In addition, we rely on the performance and operations of a number of third-party distribution, policy administration, outsourcing (including external technology and data hosting), and service partners. These include back office support functions, such as those relating to information technology infrastructure, development and support, and customer facing operations and services, such as product distribution and services (including through digital channels) and investment operations. This creates reliance upon the resilient operational performance of these partners, and requires the implementation and oversight of policies and procedures to ensure that we are not unduly subjected to reputational, financial or other risks attributable to such third parties.

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Failure to adequately oversee our third-party partners, or the failure of a partner (or of its information technology and operational systems and processes) could result in significant disruption to business operations and customers and could have adverse reputational, regulatory and legal implications, and thus could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

Poor governance may arise where key governance committees have a lack of diversity, skills or experience in their members or unclear (or insufficient) oversight responsibilities and mandates. A failure to maintain high standards of corporate governance may adversely impact our business, customers and employees, through poor decision-making or oversight of key risks.

Furthermore, a failure to manage the risks associated with environmental, social and governance matters may adversely impact our reputation and brand, ability to attract and retain customers and staff, to deliver on our long-term strategy and our results of our operations and long-term financial success. See “Business—Environmental, Social and Governance.”

Our information technology systems could fail or their security could be compromised, which could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business depends on the effective operation of our information technology systems. We also have arrangements in place with outside vendors and other service providers through which we share and receive information. We rely on these systems throughout our business for a variety of functions, including processing claims and applications, providing information to customers and distributors, performing actuarial analyses and maintaining financial records. Our information technology systems, and those of our outside vendors and service providers, are vulnerable to physical or electronic intrusions, computer viruses or other attacks, programming errors and disruption from similar events. The failure of these systems for any reason could cause significant interruptions to our operations, make it difficult to recover critical services, damage assets and compromise the integrity and security of data.

We are exposed to the increasing risk of third parties attempting to disrupt the availability, confidentiality and integrity of our information technology systems, which could result in disruption to key operations, making it difficult to recover critical services, damage assets and compromise the integrity and security of data. This could result in loss of trust from our customers, reputational damage and direct or indirect financial loss. The cybersecurity threat continues to evolve globally in sophistication, frequency of attacks and potential significance. Our market profile and growing customer interest in interacting with their financial services providers through the internet and social media could also increase the likelihood of us being a target by cyber criminals. We have been, and likely will continue to be, subject to potential damage from computer viruses, attempts at unauthorized access and cybersecurity attacks such as “denial of service” attacks, phishing, untargeted but sophisticated and automated attacks, and other disruptive software campaigns. Our security measures, including information security policies, administrative, technical and physical controls, employee training and other preventative actions may not fully protect us from such events.

A material failure or breach of our information technology systems, or those of our outside vendors and other service providers, could result in a material adverse effect on our business, financial condition, results of operations and cash flows as well as loss of trust from our customers and employees, reputational damage and potential legal and regulatory liability.

Failure to protect the confidentiality of customer information or proprietary business information could adversely affect our reputation and cause a material adverse effect on our business, financial condition, results of operations and cash flows.

Our businesses and relationships with customers depend on our ability to maintain the confidentiality of our customers’ proprietary business and confidential information (including customer transactional data and personal information about our distribution partners, customers and our own employees). There is an increasing requirement and expectation that we will hold customer and employee data securely, maintain its ongoing accuracy and use such data in a transparent and appropriate way. The risks of failing to secure data and misusing data are increased by the use of emerging technological tools that increase the volume of data that we collect and process.

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Pursuant to federal laws, various federal regulatory and law enforcement agencies have established rules protecting the privacy and security of personal information. In addition, most states have enacted laws, which vary significantly from jurisdiction to jurisdiction, to safeguard the privacy and security of personal information. The NYSDFS has adopted 23 NYCRR 500 (the “NYSDFS Cybersecurity Regulation”) which requires covered businesses in New York to develop a comprehensive cybersecurity program that aligns to the NIST Cybersecurity Framework and requires adequate risk assessments, enhanced third-party vendor management, development of an incident response plan and data breach notifications within 72 hours. Any compromise of the cybersecurity of our information technology systems or of the third-party vendors’ systems that results in the unauthorized access or disclosure of nonpublic personally identifiable personal or business information could damage our reputation in the marketplace, deter investors from purchasing our products, subject us to civil liability and require us to incur significant technical, legal and other expenses. The NYSDFS recently filed its first enforcement action under this law demonstrating the significant risk businesses could face for noncompliance. The California Consumer Privacy Act of 2018 (the “CCPA”) grants all California residents the right to know what information a business has collected from them and the sourcing and sharing of that information, as well as a right to have a business delete their personal information (with some exceptions). The CCPA’s definition of “personal information” is more expansive than those found in other privacy laws applicable to us in the United States. Failure to comply with the CCPA could result in regulatory fines, and the law grants a private right of action for any unauthorized disclosure of personal information as a result of failure to maintain reasonable security procedures. The National Association of Insurance Commissioners (the “NAIC”) has adopted the Insurance Data Security Model Law which established the standards for data security, investigation, and notification of a breach of data security for insurance companies. An increasing number of state insurance regulatory agencies have adopted a version of the NAIC’s model regulation and now require that affected persons be notified if a security breach results in the disclosure of their personally identifiable information. We also expect that developments in data protection worldwide (such as the implementation of EU General Data Protection Regulation) will increase the financial and reputational implications following a significant breach of our (or our third-party suppliers’) information technology systems. New and currently unforeseeable regulatory issues could also arise from the increased use of emerging technology, data and digital services.

We retain confidential information in our information systems and in cloud-based systems (including customer transactional data and personal information about our distribution partners, customers, and our own employees). We rely on commercial technologies and third parties to maintain the security of those systems. Anyone who is able to circumvent our security measures and penetrate our information systems, or the cloud-based systems we use, could access, view, misappropriate, alter or delete any information in the systems, including personally identifiable customer information and proprietary business information. It is possible that an employee, contractor or representative could, intentionally or unintentionally, disclose or misappropriate personal information or other confidential information. Our employees, distribution partners and other vendors use portable computers or mobile devices which could contain similar information to that in our information systems, and these devices have been and could be lost, stolen or damaged. An increasing number of states require that customers be notified if a security breach results in the inappropriate disclosure of personally identifiable customer information. Any compromise of the cybersecurity of our information technology systems that results in the unauthorized disclosure of personally identifiable customer information could damage our reputation in the marketplace, deter people from purchasing our products, subject us to civil and criminal liability and require us to incur significant technical, legal and other expenses, any of which could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

Our inability to recruit, motivate and retain key employees and experienced and productive employees could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

Our business depends on our ability to attract, motivate and retain highly skilled, and often highly specialized, technical, investment, actuarial, managerial and executive personnel. For example, we rely upon the knowledge and experience of employees with technical expertise to provide sound operational controls for our overall enterprise, including the accurate and timely preparation of required regulatory filings and U.S. GAAP and statutory financial statements and operation of internal controls. Our success also depends on the continued service of our key senior management team, including executive officers and senior managers. We may not retain these key employees or identify or attract suitable replacements for various reasons, including if we do not

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maintain responsible, diverse and inclusive working practices. Our succession plans may not operate effectively, and our compensation plans may not be effective in helping us retain our key employees, the loss of one or more of whom could cause a material adverse effect on our business, financial condition, results of operations and cash flows. Intense competition exists among insurers and other financial services companies for highly skilled and experienced employees. Further, heightened competition for talented and skilled employees in localities in which we operate could limit our ability to grow our business in those localities as quickly as planned. Technological advances could result in increased competition (including from outside the insurance industry) and a failure to be able to attract sufficient numbers of skilled staff.

Misconduct by our employees or business partners could expose us to significant legal liability and reputational harm.

Past or future misconduct by our employees, agents, and intermediaries, representatives of our broker-dealer subsidiaries or employees of our distribution partners could result in violations of law by us or our subsidiaries, regulatory sanctions and serious reputational or financial harm, and the precautions we take to prevent and detect this activity may not be effective. This could include a failure to consider the rights, diversity and interests of the people and communities in which we or our business partners operate. We employ controls and procedures designed to monitor employees’ business decisions and to prevent us from taking excessive or inappropriate risks, including with respect to information security, but employees may take such risks regardless of such controls and procedures. It is possible that our compensation policies and practices could inadvertently incentivize or fail to dis-incentivize excessive or inappropriate risk taking. If our employees take excessive or inappropriate risks, those risks could harm our reputation, subject us to significant civil or criminal liability and require us to incur significant technical, legal and other expenses. In addition, because our products are distributed through third-party firms, we may not be able to monitor or control the manner of their distribution despite our training and compliance programs. If our products are distributed by such firms in an inappropriate manner, or to customers for whom they are unsuitable, we could suffer reputational and other harm to our business. Actions taken by our employees outside of the scope of their employment and unrelated to our business could cause reputational harm to us.

We could experience difficulty in marketing and distributing products.

We distribute our products through a variety of third-party distribution partners. Our agreements with third-party distributors are subject to termination by either party with or without cause. We periodically renegotiate the terms of these agreements, and such terms may not remain attractive or acceptable to us or such third parties. Our distributors could elect to suspend, alter, reduce or terminate their distribution relationships with us for various reasons, including changes in our distribution strategy, decisions to discontinue a product, failure to create new products, adverse developments in our business, products with features that do not meet minimum thresholds set by the distributor, developments in laws or regulations that affect our business or industry, adverse rating agency actions, or concerns about market-related risks. If certain key distributors were to terminate their relationship with us or reduce the amount of sales which they produce for us our business, financial condition, results of operations and cash flows could be adversely affected. For the year ended December 31, 2020, our top 30 distribution partners represented approximately 71% of our sales, and our largest distribution partner represented approximately 10% of our sales. We are also at risk that key distribution partners could merge, consolidate, change their business models in ways that affect how our products are sold, or terminate their distribution contracts with us, or that new distribution channels could emerge and adversely impact the effectiveness of our distribution efforts. An increase in bank, wirehouse and broker-dealer consolidation activity could increase competition for access to distributors, result in greater distribution expenses and impair our ability to market products through these channels.

Consolidation of distributors or other industry changes could also increase the likelihood that distributors will try to renegotiate the terms of any existing selling agreements to terms less favorable to us. Also, if we are unsuccessful in attracting and retaining key distribution associates, including wholesalers, our sales could decline. If we are unable to maintain our relationships our sales of annuities could decline, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, our distributors could also sell our competitors’ products. If our competitors offer products that are more attractive than ours or pay higher commission rates to the distribution partners than we do, these distribution partners could concentrate their efforts in selling our competitors’ products instead of ours.

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We face risks arising from acquisitions or other strategic transactions.

We have made acquisitions in the past and may pursue further acquisitions or other strategic transactions, including reinsurance, dispositions and joint ventures, in the future. We face a number of risks arising from acquisition transactions, including difficulties in assimilating and retaining employees and intermediaries, difficulties in retaining the existing customers of the acquired entities, unforeseen liabilities that arise in connection with the acquired businesses, unfavorable market conditions that could negatively impact our expectations for the acquired businesses, as well as difficulties in integrating and realizing the projected results of acquisitions and managing the litigation and regulatory matters to which acquired entities are party. Furthermore, strategic transactions could require us to increase our leverage or, if we issue shares to fund an acquisition, would dilute the holdings of the existing stockholders. These risks could prevent us from realizing the expected benefits from acquisitions and could result in the impairment of goodwill and other intangible assets recognized at the time of acquisition. In addition, our strategy of complementing our organic growth by exploring opportunities for acquisitions could be materially and adversely affected by the increasingly competitive nature of the life insurance and annuity merger and acquisition market and the increased participation of non-traditional buyers in the life insurance and annuity merger and acquisition market.

We are exposed to risks related to natural and man-made disasters and catastrophes, diseases, epidemics, pandemics, malicious acts, terrorist acts, civil unrest and climate change.

We are exposed to the risk of catastrophic mortality, such as from a pandemic, civil unrest, an act of terrorism, a natural disaster or other event that causes a large number of deaths or injuries. Pandemics, significant influenza, and other epidemics and outbreaks of disease such as the recent COVID-19 pandemic have occurred a number of times historically, but the likelihood, timing and severity of future events cannot be predicted. Additionally, the impact of climate change could cause changes in weather patterns, resulting in more severe and more frequent natural disasters such as forest fires, hurricanes, tornados, floods and storm surges, and changes in the frequency of outbreaks of certain diseases.

In the event of a disaster, unanticipated problems with our business continuity plans could cause a material adverse effect on our business, financial condition, results of operations and cash flows, particularly if those problems affect our computer-based data processing, transmission, storage and retrieval systems or destroy valuable data. Our ability to conduct business could be adversely affected by a disruption in the infrastructure that supports our operations and the communities in which they are located. This could include a disruption involving electrical, communications, transportation or other services we use or that third parties with whom we conduct business use. If a disruption occurs in one location and our employees in that location are unable to occupy our offices or communicate with or travel to other locations, our ability to conduct business with and on behalf of our customers could suffer, and we may not be able to successfully implement contingency plans that depend on communication or travel. Our operations require experienced, professional staff, and loss of a substantial number of such persons or an inability to provide properly equipped places for them to work, by disrupting our operations, could adversely affect our business, financial condition, results of operations and cash flows.

In addition, if a disaster or disruption causes capital markets or derivatives markets to remain closed for a prolonged period of time, we could be unable to access liquidity or execute required rebalancing of our derivatives positions. These events could cause a material adverse effect on our business, financial condition, results of operations and cash flows. Lastly, catastrophic events could harm the financial condition of our reinsurers and thereby increase the probability of default on reinsurance recoveries. As a result, our ability to write new business could also be affected. These events could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

The insurance that we maintain may not fully cover all potential exposures.

We maintain property, business interruption, casualty, cybersecurity and other types of insurance, but such insurance may not cover all risks associated with the operation of our business. Our coverage is subject to exclusions and limitations, including higher self-insured retentions or deductibles and maximum limits and

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liabilities covered. In addition, from time to time, various types of insurance may not be available on commercially acceptable terms or, in some cases, at all. We are potentially at additional risk if one or more of our insurance carriers fail. Additionally, severe disruptions in the domestic and global financial markets could adversely impact the ratings and survival of some insurers. Future downgrades in the ratings of enough insurers could adversely impact both the availability of appropriate insurance coverage and its cost. In the future, we may not be able to obtain coverage at current levels, if at all, and our premiums could increase significantly on coverage that we maintain. Certain claims may not be covered by our insurance policies or, if covered, could exceed the limits of available insurance coverage. In addition, our insurers may not remain solvent or may not fulfill their obligations. Currently, we are party to certain joint insurance arrangements with Prudential, accordingly, following the completion of the Demerger, we will need to obtain separate insurance coverage, which we expect will be at a higher price for similar coverage, which would increase our costs and could adversely affect our business, financial condition, results of operations and cash flows.

Changes in accounting standards could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

Our consolidated financial statements are prepared in accordance with U.S. GAAP, the principles of which are revised from time to time. Accordingly, from time to time, we will be required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the Financial Accounting Standards Board (“FASB”). FASB has issued several accounting standards updates which have resulted in significant changes in U.S. GAAP, including how we account for our financial instruments and how our financial statements are presented. Changes to U.S. GAAP could affect the way we account for and report significant areas of our business, impose special demands on us in the areas of governance, employee training, internal controls and disclosure and affect how we manage our business. In August 2018, the FASB issued ASU 2018-12, Financial Services—Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts, which applies to all insurance entities that issue long-duration contracts and revises elements of the measurement models for traditional nonparticipating long-duration and limited payment insurance liabilities and recognition and modifies the amortization model for DAC for most long duration contracts. The new accounting standard also requires product features that have other-than-nominal credit risk, or market risk benefits, to be measured at fair value. In November 2019, ASU 2019-09 was issued which modified ASU 2018-12 to be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. We are currently evaluating the impact that the adoption of this guidance will have on our consolidated financial statements. At current market interest rate levels, ASU 2018-12 and ASU 2019-09 could ultimately result in a material decrease in our stockholders’ equity, which could cause a material adverse effect on our leverage ratios and other rating agency metrics and could consequently adversely impact our financial strength ratings and our ability to incur new indebtedness or refinance our existing indebtedness. In addition, ASU 2018-12 and ASU 2019-09 could also result in increased market sensitivity of our financial statements and results of operations.

Our operating insurance companies are also subject to statutory accounting practices prescribed or permitted by their states of domicile. Any changes in the method of calculating reserves for our products under SAP could result in increased reserve requirements. The NAIC adopted an updated framework for the statutory accounting and capital requirements for variable annuities in the summer of 2018 titled Valuation Manual Minimum Standards No. VM-21: Requirements for Principle-Based Reserves for Variable Annuities (“VM-21”). The NAIC guidance had an effective date of January 2020 for the new framework, with early adoption permitted. We early adopted the new framework for Jackson National Life in the period ending December 31, 2019. Jackson National Life NY adopted the variation of the new framework applicable to New York-domiciled companies (promulgated through NY Regulation 213 in early 2020) in 2020. The new framework has resulted in substantial changes in reserves, statutory surplus and capital requirements as reported in the statutory basis financial statements for those periods. During 2020, we determined that a simplifying modeling assumption was not consistent with our intent in the early adoption of VM-21. The adjustment resulting from this correction and related modeling changes reduced Jackson National Life’s RBC ratio by 80 percentage points. We determined this adjustment to be a correction of an error that was not material to the current year or the 2019 statutory annual financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Statutory Capital.” Further changes to this guidance (such

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as those resulting from the work currently underway by the Life Actuarial (A) Task Force to find a suitable replacement for the Economic Scenario Generators developed by the American Academy of Actuaries (“Academy”)) or movements in economic inputs, such as interest rates, under this framework could impact the volatility of our statutory surplus and required capital. The Economic Scenario Generators developed by the Academy are prescribed by the NAIC for use by the life insurance industry in calculations of life and annuity statutory reserves and statutory capital. Beginning in early 2017, the Academy notified the NAIC’s Life Actuarial (A) Task Force that it did not have the resources to maintain the Economic Scenario Generators, except in their current form, and that a suitable replacement should be found. As a result, in October 2020, the NAIC selected Conning, Inc. (“Conning”), a global software and professional services firm, to provide an Economic Scenario Generators software platform for use in calculations of life and annuity reserves and capital under the NAIC risk-based capital requirements. Conning is expected to provide the NAIC with updated real-world scenarios modeling interest rates, equities and other economic factors, and provide full documentation and training materials for regulators and insurers. Based on currently available information, the potential impact of any revisions to the Economic Scenario Generators is unclear at present. In the event that these potential Economic Scenario Generators changes are significant, there could be a material impact on the level and volatility of our statutory surplus and required statutory capital.

We expect to incur indebtedness in connection with the Recapitalization, which will increase our costs, and the degree to which we will be leveraged could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

As of December 31, 2020, on a pro forma basis giving effect to the Recapitalization, we would have had $2.7 billion of indebtedness, representing a total financial leverage ratio of approximately 28%. We have historically relied upon Prudential for financing and for other financial support functions. After the completion of the Demerger, we will not be able to rely on Prudential’s earnings, assets or cash flows, and we will be responsible for servicing our own indebtedness, obtaining and maintaining sufficient working capital and paying any dividends to our stockholders. In addition, despite our indebtedness levels, we may be able to incur substantially more indebtedness under the terms of our debt agreements. Any such incurrence of additional indebtedness would increase the risks created by our level of indebtedness.

Our ability to make payments on and to refinance our indebtedness, including the debt outstanding or incurred prior to the completion of the Demerger as well as any future indebtedness that we may incur, will depend on our ability to generate cash in the future from operations, financing or asset sales. Our ability to generate cash to meet our debt obligations in the future is sensitive to capital market returns and interest rates, primarily due to our variable annuity business.

On February 22, 2021, we and a syndicate of banks entered into a credit agreement consisting of a $1.0 billion 3-year senior unsecured revolving credit facility (the “Revolving Facility”), and a credit agreement consisting of a $1.7 billion 364-day senior unsecured delayed draw term loan facility (the “364-Day DDTL Term Facility”) and a $1.0 billion 2-year senior unsecured delayed draw term loan facility (the “2-Year DDTL Term Facility” and together with the 364-Day DDTL Term Facility, the “DDTL Term Facilities”; and the DDTL Term Facilities, together with the Revolving Facility, the “Facilities”). On and after the date of completion of the Demerger, the Revolving Facility provides for borrowings to be available for working capital and other general corporate purposes with aggregate commitments of $1.0 billion, with a sublimit of $500 million available for letters of credit. The Revolving Facility further provides for the ability to request, subject to customary terms and conditions, an increase in commitments thereunder by an additional $500 million. On or prior to the date that is the six-month anniversary of our entry into the credit agreements, the DDTL Term Facilities provide for a single drawing under each for general corporate purposes and provides aggregate commitments for borrowings of up to $1.7 billion under the 364-Day DDTL Term Facility and $1.0 billion under the 2-Year DDTL Term Facility. We expect to draw approximately $1.6 billion under the 364-Day DDTL Term Facility and approximately $750 million under the 2-Year DDTL Term Facility prior to the completion of the Demerger. See “Recapitalization.”

The credit agreements for the Facilities contain a number of customary representations and warranties, affirmative and negative covenants and events of default (including a change of control provision). Such

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covenants, among other things, restrict, subject to certain exceptions, our ability to pay dividends and distributions or repurchase common shares if a default or event of default has occurred and is continuing (with such negative covenant dropping away if our long term unsecured senior, non-credit enhanced, debt ratings are either (x) BBB+ or better from S&P or (y) Baa1 or better from Moody’s), incur additional indebtedness, create liens on our or our subsidiaries’ assets and make fundamental changes. The credit agreements for the Facilities contain financial maintenance covenants, including a minimum adjusted consolidated net worth test of no less than 70% of our adjusted consolidated net worth as of the date of the Demerger (taking into account 50% of the proceeds of any additional equity issuances) and a maximum consolidated indebtedness to total capitalization ratio test not to exceed 35%. The credit agreement for the DDTL Facilities also contains a covenant that requires we maintain minimum long term unsecured senior, non-credit enhanced, debt ratings of at least (x) BBB- from S&P and (y) Baa3 from Moody’s.

Overall, our ability to generate cash is subject to general economic, financial market, competitive, legislative, regulatory, client behavior and other factors that are beyond our control. We may not generate sufficient funds to service our debt and meet our business needs, such as funding working capital or the expansion of our operations. If we are not able to repay or refinance our debt as it becomes due, we could be forced to take unfavorable actions, including significant business and legal entity restructuring, limited new business investment, selling assets or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in our industry could be impaired. In the event we default, the lenders who hold our debt could also accelerate amounts due, which could potentially trigger a default or acceleration of the maturity of our other debt.

In addition, the level of our indebtedness could put us at a competitive disadvantage compared to our competitors that are less leveraged than us. These competitors could have greater financial flexibility to pursue strategic acquisitions and secure additional financing for their operations. The level of our indebtedness could also impede our ability to withstand downturns in our industry or the economy in general.

Our failure to comply with negative covenants contained in our current or future credit facilities or agreements could trigger prepayment obligations, which could materially adversely affect our business, results of operations and financial condition.

Our Revolving Facility and DDTL Term Facilities require us to comply with certain covenants, including requirements that we maintain an adjusted consolidated net worth determined in accordance with U.S. GAAP of no less than 70% of our net worth as of the last day of the fiscal quarter ended immediately prior to the date of the Demerger, and that our ratio of consolidated total indebtedness to consolidated total capitalization does not exceed 0.35 to 1.00. Our failure to comply with these covenants could result in an event of default which, if not cured or waived within any applicable grace period, could result in the acceleration of amounts outstanding under the Revolving Facility and of the DDTL Term Facilities. In addition, if we default on any other outstanding indebtedness with a principal amount of not less than $150 million, or any swap contract, we will also be in default under the Revolving Facility and on the DDTL Term Facilities. Any such default, and any resulting acceleration of our outstanding indebtedness, would have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors outside our control.

The maturity date of the 364-Day DDTL Term Facility is February 22, 2022, and the maturity date of the 2-Year DDTL Term Facility is February 22, 2023. We may be unable to refinance our indebtedness, at maturity or otherwise, on terms acceptable to us or at all. Market disruptions, such as those experienced in 2008, 2009 and March 2020, as well as our indebtedness levels, may increase our cost of borrowing or adversely affect our ability to refinance our obligations as they become due. If we are unable to refinance our indebtedness or access additional credit, or if short-term or long-term borrowing costs dramatically increase, our ability to meet our short-term and long-term obligations could be adversely affected, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.

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Changes in the method for determining the London Interbank Offered Rate (“LIBOR”) and the upcoming phasing out of LIBOR and uncertainty related to LIBOR replacement rates could affect our cost of capital and net investment income.

In July 2017, the United Kingdom’s Financial Conduct Authority, the governing body responsible for regulating LIBOR, announced that it will no longer compel or persuade financial institutions and panel banks to submit rates for the calculation of LIBOR after 2021. This decision is expected to result in the discontinuance of the use of LIBOR as a reference rate for derivatives contracts, commercial loans and other indebtedness. The Alternate Reference Rate Committee, convened by the Board of Governors of the Federal Reserve System and the New York Federal Reserve Bank, has endorsed the Secured Overnight Financing Rate (“SOFR”) as its preferred replacement benchmark for U.S. dollar LIBOR. SOFR is calculated and published by the New York Federal Reserve Bank and reflects the combination of three overnight U.S. Treasury Repo Rates. On November 30, 2020, the administrator of LIBOR announced that only the one week and two-month U.S. dollar LIBOR settings would cease publication on December 31, 2020, while the remaining tenors will continue to be published through June 30, 2023. Regulators in the U.S. and globally have continued to push for market participants to transition away from the use of LIBOR and have urged market participants to not enter into new contracts that reference U.S. dollar LIBOR after December 31, 2021.

We anticipate a valuation risk around the potential discontinuation event as well as potential risks relating to the hedging of interest-rate risk. The International Swaps and Derivatives Association (“ISDA”) has developed adjustment mechanics for use by swap counterparties entering into SOFR-based derivatives to allow for use of a rate that is compounded in arrears and a spread adjustment to better align with LIBOR. The aim of these mechanics is to provide counterparties with an adjusted rate more akin to LIBOR. To the extent that the adjustments recommended by ISDA are adopted by swap dealers and are different from the rates or adjustment mechanics used in fixed maturity securities and other debt securities we invest in or issue, we may not be able to appropriately hedge our exposure and we could experience losses.

Additionally, the elimination of LIBOR or changes to other reference rates or any other changes or reforms to the determination or supervision of reference rates could adversely affect the amount of interest payable or interest receivable on certain of our investments. These changes could also impact the market liquidity and market value of these investments.

Our Revolving Credit Facilities and DDTL Term Facilities provide that interest may be based on LIBOR and provide for the use of an alternate rate to LIBOR in the event LIBOR is phased-out; however, uncertainty remains as to any such replacement rate and any such replacement rate may be higher or lower than LIBOR may have been.

It is currently not possible to predict what rate or rates will become accepted alternatives to LIBOR or the effect of any such alternatives on the value of LIBOR-linked securities. Any changes to LIBOR or any alternative rate, or any further uncertainty in relation to the timing and manner of implementation of such changes, could have an adverse effect on the value of investments in our investment portfolio, derivatives we use for hedging, or other indebtedness, securities or commercial contracts.

Our investment management business’ revenues and results of operations depend on the market value and composition of our assets under management, which could fluctuate significantly based on various factors, including many factors outside of our control.

We derive most of our revenues related to our investment management business from investment advisory, services and distribution fees, which typically are calculated as a percentage of the value of assets under management as of a specified date, or as a percentage of the value of average assets under management for the applicable billing period. As of December 31, 2020, our Investment Advisory Subsidiaries, JNAM and PPM, had approximately $362 billion of assets under management in the aggregate, approximately $256 billion of which was managed by JNAM and approximately $106 billion of which was managed by PPM. Since December 31, 2020, PPM’s assets under management have decreased primarily due to withdrawals by Prudential’s former UK

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affiliate, which will have a negative impact on PPM’s net revenues for the year ended December 31, 2021. PPM’s assets under management at the time of the Demerger are anticipated to be approximately $80 billion. The fees charged for these services vary with the type of investment or distribution service, the size of the account and the total amount of assets managed for a particular client. The value and composition of our investment management business’ assets under management could be adversely affected by several factors, including:

•	Market Factors. Global financial markets experienced extreme volatility in the first and second quarters of 2020. Market volatility could adversely affect our assets under management and revenues.

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Client Preferences. Certain of our Investment Advisory Subsidiaries’ clients may withdraw their assets at any time and on short notice. Also, changing market dynamics and investment trends, particularly with respect to the ongoing shift to lower-fee passive services described below, could continue to reduce interest in some of the investment products our Investment Advisory Subsidiaries offer, or clients and prospects may continue to seek investment products that our Investment Advisory Subsidiaries do not currently offer. Loss of, or decreases in, assets under management reduces our advisory and services fees and revenues.

•

Our Investment Advisory Subsidiaries’ Investment Performance. Our Investment Advisory Subsidiaries’ ability to achieve investment returns for clients that meet or exceed investment returns for comparable asset classes and competing investment services is a key consideration when clients decide to keep their assets with our Investment Advisory Subsidiaries or invest additional assets, and when a prospective client is deciding whether to invest with our Investment Advisory Subsidiaries. Poor investment performance, both in absolute terms or relative to peers and stated benchmarks, could result in clients withdrawing assets and in prospective clients choosing to invest with competitors.

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Service and Fee Changes. Our Investment Advisory Subsidiaries may be required to reduce fee levels, restructure the fees they charge or adjust the services they offer to their clients because of, among other things, regulatory initiatives (whether industry-wide or specifically targeted), changing technology in the asset management business (including algorithmic strategies and emerging financial technology), court decisions and competitive considerations. A reduction in fees would reduce our revenues.

A decrease in the value of our assets under management, an adverse shift in the mix of our assets under management or a reduction in the level of fees our Investment Advisory Affiliates can charge would adversely affect our investment management business’ investment advisory, services and distribution fees and revenues. A reduction in revenues could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our historical consolidated financial data are not necessarily representative of the results we would have achieved as a separate company and are not be a reliable indicator of our future results.

Our historical consolidated financial data included in this information statement do not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as a separate company during the periods presented or those we will achieve in the future. For example, we anticipate adjusting our capital structure to more closely align with peer U.S. public companies. As a result, financial metrics that are influenced by our capital structure are not necessarily indicative for historical periods of the performance we may achieve as a separate company following the completion of the Demerger. Significant increases may occur in our cost structure as a result of the Demerger, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act of 2002. In addition, as a result of the Athene Reinsurance Transaction, we expect the amount of income generated by our in-force fixed annuities and fixed index annuities business to decline significantly. See “Unaudited Pro Forma Condensed Financial Information.” As a result of these matters, among others, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

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Risks Relating to Credit, Counterparties and Investments

We are exposed to the risk of deterioration of the credit quality of, and defaults on, the securities and loans in our investment portfolio, which could have an adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to the risk that the issuers of our fixed maturity securities and other debt securities and borrowers on our commercial mortgages will default on principal and interest payments or be unable or unwilling to pay us in a timely manner, if at all, due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, operational failure, fraud or other reasons. The occurrence of a major economic downturn, acts of corporate malfeasance, widening credit risk spreads or other events that adversely affect the issuers or guarantors of securities we own or the underlying collateral of structured securities we own could cause the estimated fair value of our fixed maturity securities portfolio and corresponding earnings to decline and cause the default rate of the fixed maturity securities in our investment portfolio to increase. Defaults by such issuers and borrowers in the payment or performance of their obligations could reduce our investment income and investment gains or result in investment losses. Further, the value of any particular fixed maturity security is subject to impairment based on the expectations for repayment of the cash flows agreed under the obligation. Issuers of the fixed maturity securities that we own could experience performance deterioration that trigger rating agency downgrades. Even if the issuers have not defaulted on principal and interest payments with respect to these securities, we could still be required by regulators and rating agencies to hold more capital in support of these investments. As a result, we could experience a higher cost of capital and potential constraints on our ability to grow our business and maintain our own ratings.

The mortgage loans in our investment portfolio, which are collateralized by commercial properties, are subject to default risk. As of December 31, 2020, we held mortgage loans collateralized by commercial properties of $7.7 billion. The carrying value of our commercial mortgage loans is stated at the aggregate unpaid principal balance of such loans, net of unamortized discounts and premiums, impairments and an allowance for expected credit losses. As required by accounting standards, we assess our commercial mortgage loan portfolio for current expected credit losses. In determining our estimate for losses, we evaluate loans to determine expected losses over the lifetime of the loans using a combination of macroeconomic assumptions and our own historical loss experience for similar cohorts of loans. This review contemplates a variety of factors which include, but are not limited to, current economic conditions, cross-collateralization, the physical condition of the property, the financial condition of the borrower, and the near and long-term prospects for change in these conditions, in addition to our historical experience for similar loans. Changes in the estimate for credit losses are recorded in income on a U.S. GAAP basis. For SAP, we assess the portfolio for impairments and allowances for loan losses on specific investments, which are based on loan risk characteristics, historical default rates and loss severities, real estate market fundamentals, such as property prices and unemployment, and economic outlooks, as well as other relevant factors (for example, local economic conditions). Impairment charges recognized are recorded initially against the established loan loss allowance and, if necessary, any additional amounts are recorded as realized losses. We may place loans on non-accrual status. In this case, all cash received is applied against the carrying value of the loan as we deem necessary based on cash flow expectations and other factors.

Further, any geographic or property type concentration of our mortgage loans could have adverse effects on our investment portfolio and consequently on our business, financial condition, results of operations and cash flows. Events or developments that have a negative effect on any particular geographic region or sector could have a greater adverse effect on our investment portfolio to the extent that the portfolio is concentrated. Moreover, our ability to sell certain assets could be limited if other market participants are seeking to sell similar or related assets at the same time.

Deterioration in the credit quality of the fixed maturity securities and other debt securities and commercial mortgages in our investment portfolio, or an increase in the default rate of our mortgage loan investments caused by worsening economic conditions or otherwise, could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

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Our use of financial derivative transactions to hedge risks associated with our operations exposes us to counterparty credit risk and could adversely affect our business, financial condition, results of operations and cash flows.

We utilize derivatives primarily as part of our variable and fixed index annuity financial risk management strategy, principally to manage the inherent equity market and interest rate risk associated with the optional guarantee benefits embedded in those products. Derivative contracts, primarily composed of futures and options on equity indices and interest rates, are an essential part of our program and are selected to provide a measure of economic protection. These transactions are designed to manage the risk of a change in the value, yield, price, cash flows or degree of exposure with respect to assets, liabilities or future cash flows which we have acquired or incurred. As of December 31, 2020 and 2019, notional amounts on our derivative instruments totaled $98.5 billion and $111.1 billion, respectively. For additional detail regarding notional amounts on our derivative instruments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investments—Derivative Instruments.” We manage the potential credit exposure for derivative contracts through evaluation of the credit worthiness of counterparties, the use of ISDA and collateral agreements, and master netting agreements. While there were no charges due to nonperformance by derivative counterparties in 2020, 2019 or 2018, if our counterparties fail or refuse to honor their obligations under the derivative contracts, we may not be able to realize the full market value of the derivatives if that value exceeds the amount of collateral held at the time of failure. Any such failure or refusal could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

Our transactions with financial and other institutions generally specify the circumstances under which either party is required to pledge collateral related to any change in the market value of the derivatives contracts. The amount of collateral, or variation margin, we are required to post under these agreements could increase under certain circumstances, which could adversely affect our liquidity. We invest on a short-term basis the cash collateral pledged to us by our derivative counterparties in unsecured money market and prime funds, which exposes us to the credit risk of the financial institutions where we invest funds received as collateral. Additionally, the implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”) and other regulations could increase the need for liquidity and for the amount of collateral assets in excess of current levels, further exacerbating these risks.

In a period of market or credit stress, derivative counterparties take a more conservative view of their acceptable credit exposure to us, resulting in reduced capacity to execute derivative-based hedges when we need it most. Similarly, a downgrade in our credit ratings could cause counterparties to limit or reduce their exposure to us and thus reduce our ability to manage our market risk exposures effectively during times of market stress.

Our use of reinsurance to mitigate a portion of the risks that we face exposes us to counterparty credit risk and could adversely affect our business, financial condition, results of operations and cash flows.

We use reinsurance to mitigate a portion of the risks that we face, principally in certain of our in-force annuity and life insurance products with regard to longevity and mortality risks, in certain of our annuities with regard to the GMIB features, and the in-force fixed annuities and fixed index annuities ceded to Athene. Under our reinsurance arrangements, other insurers assume a portion of the obligation to pay claims and related expenses to which we are subject. As of December 31, 2020, we have ceded approximately $35.2 billion of U.S. GAAP liabilities to third parties for reinsurance protection. Of this amount, $27.4 billion represents the in-force fixed annuities and fixed index annuities written by our subsidiary Jackson National Life and ceded to Athene in June 2020 on a funds withheld coinsurance basis, and the remainder primarily relates to a closed block of corporate-owned life insurance ceded to Swiss Re in 2012 on a funds withheld coinsurance basis.

We remain liable as the direct insurer on all risks we reinsure and, therefore, are subject to the risk that a reinsurer is unable or unwilling to pay or reimburse claims at the time demand is made. The collectability of reinsurance is largely a function of the solvency of the individual reinsurers. We perform periodic credit reviews on our reinsurers, focusing on, among other things, credit ratings, financial capacity, regulatory capital requirements, stability, trends and commitments to the reinsurance business. We also require assets in trust,

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letters of credit or other acceptable collateral to support balances due from reinsurers not authorized to transact business in the applicable jurisdiction. Despite these measures, the inability or unwillingness of a reinsurer to meet its obligations to us, or the inability to collect under our reinsurance treaties for any other reason, could cause a material adverse impact on our business, financial condition, results of operations and cash flows. For example, to support its obligations under the reinsurance agreements, Athene procured $1.2 billion in letters of credit for our benefit and established a trust account for our benefit funded with assets with a book value of approximately $69.5 million at December 31, 2020. However, it is possible that such collateral could be insufficient to meet statutory reserve requirements or other financial needs in the event of any default or recapture event. In connection with the Athene Reinsurance Transaction, Apollo Insurance Solutions, an affiliate of Athene, manages all of the assets held in the related funds withheld account. Since this arrangement with Athene involves reinsurance of substantially all of our in-force fixed annuities and fixed index annuities, it covers a larger volume of business than would a traditional reinsurance agreement, thereby exposing us to a large concentration of credit risk with respect to Athene. See “Certain Relationships and Related Party Transactions.”

The difficulties faced by other financial institutions could adversely affect us.

We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks and other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, with respect to credit transactions in which we acquire a security interest in collateral owned by the borrower, our credit risk could be exacerbated when the collateral cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to us. We also have exposure to financial institutions in the form of unsecured debt instruments, derivative transactions, reinsurance and underwriting arrangements, unsecured money market and prime funds and equity investments. Losses or impairments to the carrying value of these assets could cause a material adverse effect on our business, financial condition, results of operations and cash flows. Additionally, an insolvency of, or the appointment of a receiver to rehabilitate or liquidate, a significant competitor could negatively impact our businesses if such appointment were to impact consumer confidence in our products and services.

Failures elsewhere in the insurance industry could obligate us to pay assessments through state insurance guaranty associations.

Most of the jurisdictions in which we transact business require life insurers doing business within the jurisdiction to participate in guaranty associations. These associations are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers, or those that could become impaired, insolvent or fail, for example, following the occurrence of one or more catastrophic events. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which an impaired, insolvent or failed insurer is engaged. In addition, certain states have government owned or controlled organizations providing life insurance to their residents. The activities of such organizations could also place additional stress on the adequacy of guaranty fund assessments. Many of these organizations also have the power to levy assessments similar to those of the guaranty associations described above. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. It is possible that a large catastrophic event could render such guaranty funds inadequate and we could be called upon to contribute additional amounts, which could have a material impact on our business, financial condition, results of operations and cash flows. We have established reserves for guaranty fund assessments that we consider adequate, but additional reserves may be necessary. See Note 14 to our financial statements included elsewhere in this information statement.

For purposes of guaranty association assessments, long-term care insurance is typically classified as a health insurance product. Following the March 2017 liquidation of Penn Treaty Network America Insurance Co. and American Network Insurance Co., both of which were Pennsylvania-domiciled life insurance companies that sold long-term care insurance policies, there have been proposals to expand the assessment base for long-term care insurer insolvencies by requiring life and health insurers to contribute to potential long-term care insurer

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insolvencies. In December 2017, the NAIC adopted amendments to the Life and Health Insurance Guaranty Association Model Act to provide a fifty-fifty split between life and health insurers for future long-term care insolvencies. Several states are now considering, or have adopted, legislation to codify the NAIC changes into law, and more states are expected to propose legislation. If these changes become law, future assessments against life insurers, including Jackson National Life and our other insurance company subsidiaries, could increase. We cannot predict whether the revisions to the model law or other proposals will be implemented or, if implemented, what impact they will have on assessments we pay or our business.

We are subject to liquidity risks associated with sourcing a large concentration of our funding from the Federal Home Loan Bank of Indianapolis (“FHLBI”).

We use institutional funding agreements originating from FHLBI, which from time to time serve as a significant source of our liquidity. As of December 31, 2020, we had issued $1.5 billion of non-putable funding agreements in exchange for eligible collateral, mostly in the form of commercial mortgage backed securities and commercial mortgage loans. Additionally, we also use short-term agreements with the FHLBI to meet near-term liquidity needs, augmenting our repurchase agreement capacity from other counterparties. If the FHLBI were to change its definition of eligible collateral, we could be required to post additional amounts of collateral in the form of cash or other assets. Additionally, we could be required to find other sources to replace this funding if we lose access to FHLBI. This could occur if our creditworthiness falls below the FHLBI’s requirements or if legislative or other political actions cause changes to the FHLBI’s mandate or to the eligibility of life insurance companies to be members of the FHLBI system.

Some of our investments are relatively illiquid and could be difficult to sell, or to sell in significant amounts at acceptable prices, to generate cash to meet our needs.

We hold certain investments that are relatively illiquid, such as privately placed fixed maturity securities, mortgage loans, certain asset backed securities and alternative investments. Collectively, investments in these assets had a fair value of $19.1 billion as of December 31, 2020. In the past, even some of our very high quality investments experienced reduced liquidity during periods of market volatility or disruption. If we were required to liquidate these investments on short notice, we could have difficulty doing so and could be forced to sell them for less than we otherwise would have been able to realize. The reported values of our relatively illiquid types of investments do not necessarily reflect the current market price for the asset. If we are forced to sell certain of our assets on short notice, we could be unable to sell them for the prices at which we have recorded them, and we could be forced to sell them at significantly lower prices, which could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

Our participation in a securities lending program and a repurchase program subjects us to potential liquidity and other risks.

We participate in a securities lending program whereby securities are loaned to third-party borrowers, primarily major brokerage firms and commercial banks. We generally obtain cash collateral in an amount based upon the estimated fair value of the loaned securities, which is typically invested in high quality mutual fund investments. A return of loaned securities by a borrower requires us to liquidate the investments held as collateral and return the cash collateral associated with such loaned securities.

We also participate in a repurchase program for our investment portfolio whereby we sell fixed income securities to third-party repurchase counterparties, primarily major brokerage firms and commercial banks, with a concurrent agreement to repurchase those same securities at a predetermined future date. At all times during the term of the repurchase agreements, collateral is maintained at a level that is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. Our repurchase agreements are generally short term and the cash proceeds received under the repurchase program are typically used for operating purposes and cannot be returned prior to the scheduled repurchase date; however, market conditions on the repurchase date could limit our ability to enter into new agreements. The repurchase of securities or our inability to enter into new repurchase agreements would require us to return the cash collateral proceeds associated with such transactions on the repurchase or maturity date.

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For securities lending transactions, in some cases, the redemption of the securities held as invested collateral (i.e., securities that we have purchased with cash collateral received) could have an estimated fair value below the amount of cash received as collateral and invested. For repurchase agreements, if we are required to return significant amounts of cash collateral and are forced to sell securities to meet the return obligation, we could have difficulty selling securities in a timely manner, be forced to sell securities in a volatile or illiquid market for less than we otherwise would have been able to realize under normal market conditions, or both. In addition, under adverse capital market and economic conditions, liquidity could broadly deteriorate, which would further restrict our ability to sell securities and require us to provide additional collateral and sell securities for less than the price at which we recorded them, which could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

The failure to understand and respond effectively to the risks associated with climate change could adversely affect our achievement of our long-term strategy.

Climate change could pose a systemic risk to the financial system. Climate change could increase the frequency and severity of weather related disasters and pandemics. Efforts to reduce greenhouse gas emissions and limit global warming could impact global investment asset valuations. There is also a risk that some asset sectors could face significantly higher costs and a disorderly adjustment to asset values leading to an adverse impact on the value and future performance of investment assets as a result of climate change and regulatory or other responses. Climate change could also impact other counterparties, including reinsurers and derivatives counterparties. A failure to identify and address these issues could cause a material adverse effect on the achievement of our strategies.

Risks Relating to the Products We Offer and Product Distribution

Our annuities contain many features and options. Failure to accurately describe the features and options or to administer features and options consistent with their descriptions could adversely impact our business, financial condition, results of operations and cash flows.

Our annuities contain many options and features, and we rely on third-party distributors to describe and explain our products to investors and our customers. There is a risk that we or our distributors fail to fully and accurately describe every option and feature in contracts, forms, regulatory filings, marketing literature, and other written descriptions. Any such failure, or any other intentional or unintentional misrepresentation of our products in advertising materials or other external communications, or inappropriate activities by our personnel or third-party distributors, could adversely affect our reputation and business, as well as lead to potential regulatory actions or litigation.

Additionally, U.S. federal income tax law imposes requirements relating to annuity and insurance product design, administration and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code of 1986, as amended (the “Code”). State and federal securities and insurance laws also impose requirements relating to annuity and insurance product design, offering and distribution, and administration. Failure to administer product features in accordance with applicable law, or to meet any of these complex tax, securities or insurance requirements could subject us to administrative penalties imposed by a particular governmental or self-regulatory authority, unanticipated costs associated with remedying such failure or other claims, litigation, harm to our reputation or interruption of our operations. If this were to occur, it could adversely impact our business, financial condition, results of operations and cash flows.

Optional guarantee benefits within certain of our annuities could decrease our earnings, decrease our capitalization, increase the volatility of our results, result in higher risk management costs and expose us to increased counterparty risk.

Certain of the annuities we offer, certain in-force annuities we offered historically, and certain annuity risks we assumed historically through reinsurance, include optional guarantee benefits. As of December 31, 2020, 77% of our in-force annuity policies, by account value, included optional guarantee benefits. Optional guarantee

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benefits are designed to offer protection to customers against changes in equity markets and interest rates. The value of these guarantees is affected by market factors (such as interest rates, equity values, bond spreads and realized volatility) and customer behavior. Changes in markets could result in the requirement to hold additional reserves with respect to these products, which could negatively impact our liquidity or require us to raise additional capital. An increase in these liabilities would result in a decrease in our net income and depending on the magnitude of any such increase, could cause a material adverse effect on our financial condition, including our capitalization, as well as the financial strength and credit ratings which are necessary to support our product sales.

Additionally, we make assumptions regarding customer behavior at the time of pricing and in selecting and using the optional guarantee benefits within our products. An increase in the valuation of the liability related to these optional guarantee benefits could result to the extent emerging and actual experience deviates from these customer option use assumptions. Annually, or as circumstances warrant, we conduct a comprehensive review of our actuarial assumptions, including those assumptions relating to customer behavior, and update assumptions when appropriate. If we update our assumptions based on our actuarial assumption review in future years, we could be required to increase the liabilities we record for future policy benefits and claims to a level that causes a material adverse effect on our business, financial condition, results of operations and cash flows which, in certain circumstances, could impair our solvency. In addition, we have in the past updated our assumptions on customer behavior, which has negatively impacted our net income, and we could be required to implement further updates in the future.

In addition, derivative instruments may not effectively offset the costs of optional guarantee benefits or may otherwise be insufficient in relation to our obligations. Periods of significant and sustained downturns in securities markets, increased equity volatility, reduced interest rates, or deviations in expected customer behavior could increase the cost of executing hedges beyond what was anticipated in the pricing of the products being hedged and could produce economic losses not addressed by the risk management techniques employed. The manner in which we hedge optional guarantee benefits of our annuities could cause significant variability in our U.S. GAAP accounting results and could have adverse impacts on the level of statutory capital and the RBC ratios of our insurance subsidiaries. These factors, individually or collectively, could cause a material adverse effect on business, financial condition, results of operations and cash flows, including our ability to receive dividends from our insurance operating companies.

Our reinsurance and hedging programs could be inadequate to protect us against the full extent of the exposure or losses we seek to mitigate.

We employ various strategies, including hedging and reinsurance, with the objective of mitigating risks inherent in our business and operations. These risks include current or future changes in the fair value of our assets and liabilities, current or future changes in cash flows, the effect of interest rates, equity markets and credit spread changes, the occurrence of credit defaults and changes in mortality and longevity. We seek to manage these risks by, among other things, entering into reinsurance contracts and through our hedging program. Developing an effective strategy for dealing with these risks is complex and involves the exercise of significant subjective and complex judgments, and no strategy will completely insulate us from such risks.

Reinsurance. We use reinsurance to mitigate a portion of the risks that we face, principally in certain of our in-force annuity and life insurance products with regard to longevity and mortality risks, in certain of our annuities with regard to a portion of the GMIB features, and the in-force fixed annuities and fixed index annuities ceded to Athene. Under our reinsurance arrangements, other insurers assume a portion of the obligation to pay claims and related expenses to which we are subject. As of December 31, 2020, we have ceded approximately $35.2 billion of life and annuity reserves to third parties for reinsurance protection. Of this amount, $27.4 billion represents the in-force fixed annuities and fixed index annuities written by our subsidiary Jackson National Life ceded to Athene in June 2020 on a funds withheld coinsurance basis, and the remainder primarily relates to a closed block of corporate-owned life insurance ceded to Swiss Re in 2012 on a funds withheld coinsurance basis. We remain liable as the direct insurer on all risks we reinsure and, therefore, are subject to the risk that a reinsurer is unable or unwilling to pay or reimburse claims at the time demand is made. If a reinsurer is unable or

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unwilling to pay or reimburse claims, which could result in our recapturing of the business, and which could result in a need to maintain additional reserves, reduce reinsurance receivables and expose us to additional risks. The collectability of reinsurance is largely a function of the solvency of the individual reinsurers.

The premium rates and other fees that we charge are based, in part, on the assumption that reinsurance will be available at a certain cost. Some of our reinsurance contracts contain provisions that limit the reinsurer’s ability to adjust terms on in-force business; however, some do not. If a reinsurer adjusts the terms with respect to a block of in-force business, we may not be able to pass increased costs on to our customers and our profitability will be negatively impacted. Additionally, such a rate increase could result in our recapturing of the business, which could result in a need to maintain additional reserves, reduce reinsurance receivables and expose us to greater risks. In addition, market conditions beyond our control determine the availability and cost of reinsurance for new business and could negatively impact our competitive position.

In addition, if a reinsurer does not have certified reinsurer status, or if a currently certified reinsurer loses that status, in any state where we are licensed to do business, we are not entitled to take credit for reinsurance in that state if the reinsurer does not post sufficient qualifying collateral. In this event, we would be required to establish additional statutory reserves and statutory required capital. Similarly, the credit for reinsurance taken by our insurance subsidiaries under reinsurance agreements with non-certified reinsurers, under certain conditions, depends on the non-certified reinsurer’s ability to obtain and provide sufficient qualifying assets in a qualifying trust or qualifying letter of credit issued by qualifying lending banks. If non-certified reinsurers that reinsure business from our insurance subsidiaries are unsuccessful in obtaining sources of qualifying reinsurance collateral, our insurance subsidiaries might not be able to obtain full statutory reserve credit. Loss of reserve credit by an insurance subsidiary would require it to establish additional statutory reserves and would result in a decrease in the level of its capital, which could have a material adverse effect on our profitability, financial condition, results of operations and cash flows.

No assurances can be made that reinsurance will remain continuously available to us to the same extent and on the same terms as are currently available. If we were unable to purchase new reinsurance protection in amounts that we consider sufficient and at prices that we consider acceptable, we would have to accept an increase in our net liability exposure or a decrease in our statutory surplus, reduce the amount of business we write or develop other alternatives to reinsurance, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Hedging Programs. We utilize derivatives to mitigate a portion of the risks that we face, principally in certain of our in-force annuity and life insurance products with regard to longevity and mortality risks and specific features of our variable annuities. Our hedging program seeks to balance three objectives: protecting against the economic impact of adverse market conditions, protecting our statutory capital and stabilizing our statutory distributable earnings throughout market cycles. In certain cases, however, we may not be able to effectively hedge these risks because the derivatives markets in question may not be of sufficient size or liquidity, an operational error in the application of our hedging strategy could occur, or for other reasons. For example, if levels of volatility in the equity and interest rate markets significantly exceed our assumptions or there are significant deviations between actual and assumed surrender and withdrawal rates, it is possible that our revenues will not be sufficient to fund the annual index credits on our fixed index annuities and the value of contract investments will be less than the value of benefits guaranteed on certain of our annuities. The balance among the three objectives of our hedging program may shift over time based on our capital position, market conditions and other needs of the business. For example, in 2020 our total level of hedging requirements under our risk framework were higher as a result of our level of statutory capital and our focus on protecting statutory capital in preparation for the Demerger.

We are also exposed to basis risk, which results from our inability to purchase or sell hedge assets whose performance is perfectly correlated to the performance of the funds into which customers allocate their assets or from such hedge assets not being available in sufficient volume for us to fully offset our exposures. We seek to mitigate basis risk and the impact it may have on our financial results in a number of ways.

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When we consider making new funds available to customers, our Asset Liability Management group performs an independent evaluation, and basis risk is one of the factors we consider. This evaluation includes analyzing multiple fund characteristics, such as how closely the funds track benchmarks that we are able to hedge. We periodically review the performance of the funds we offer within our variable annuities to identify potential candidates for elimination or replacement. During this review, we also evaluate historical fund performance under our basis risk framework. In particular, we check whether funds tend to exhibit poor basis risk performance when their benchmarks have negative returns, as periods of market stress may heighten the impact of basis risk.

We purchase derivatives on various underlying indices, such as the MSCI EAFE and EM indices, and we also monitor the individual holdings of the funds we offer within our variable annuities on an ongoing basis. We impose limits on the overall concentration in a single company as excessive concentration may cause the performance of these funds to further deviate from the hedge assets we utilize. Although we cannot directly control these funds’ investments, we seek to offset excessively concentrated exposures using derivatives tied to these specific companies.

Finally, our Asset Liability Management group monitors basis risk daily and typically reports the basis risk impact (net of basis risk hedges) on both statutory and economic bases on a monthly basis to our Asset Liability Management Committee. However, we still anticipate some variance in the performance of our hedge assets compared to funds into which customers allocate their assets. This variance may result in our hedge assets outperforming or underperforming the customer assets they are intended to match. This variance may be exacerbated during periods of high volatility, leading to a mismatch in our hedge results relative to our hedge targets. If results from our hedging programs in the future do not correlate with changes in benefit exposures to customers, we could experience both economic and statutory losses which could cause a material adverse impact on our business, financial condition, statutory balance sheet, results of operations and cash flows.

The manner in which we hedge optional guarantee benefits of our annuities could cause significant variability in our U.S. GAAP accounting results and have adverse impacts on the level of statutory capital and the RBC ratios of our insurance subsidiaries. Further, the nature, timing, design or execution of our hedging transactions could actually increase our risks and losses. Our hedging strategies and the derivatives that we use, or may use in the future, may not adequately mitigate or offset the hedged risk and our hedging transactions could result in losses. In addition, we remain liable for the guaranteed benefits in the event that derivative counterparties are unable or unwilling to pay, and we are also subject to the risk that the cost of hedging these guaranteed benefits could increase, resulting in a reduction to net income. The risks that the value of guaranteed benefits will exceed the value of underlying contracts or that counterparties to derivative agreements designed to hedge against such risk default on payment obligations could, individually or collectively, cause a material adverse effect on our business, financial condition, results of operations and cash flows.

A downgrade or a potential downgrade in our financial strength or credit ratings could result in a loss of business and cause a material adverse effect on our business, financial condition, results of operations and cash flows.

Financial strength ratings, which various rating agencies publish as measures of an insurance company’s ability to meet customer obligations, are important to maintaining public confidence in our products, the ability to distribute our products and our competitive position. Credit ratings are important to our ability to raise capital through the issuance of debt and to the cost of such financing.

A ratings downgrade could occur for a variety of reasons specific to us, generally related to the insurance industry, the broader financial services industry, or because of changes by rating agencies in their methodologies or rating criteria. Jackson National Life, our primary insurance company subsidiary, has financial strength ratings of A by Standard & Poor’s and Fitch, A2 by Moody’s and A by A.M. Best. Historically, the rating agencies have cited Prudential’s ownership of Jackson National Life, the relative importance of Jackson National Life to Prudential’s business and Prudential’s historical capital contributions to Jackson National Life as among the many factors supporting our ratings. Our ratings were revised downward by Fitch Ratings, S&P Global and A.M. Best following Prudential’s announced plans to prepare for our separation. Jackson National Life’s ratings no longer receive any uplift from Prudential’s ownership.

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A negative outlook on our ratings or a downgrade in any of our ratings, the announcement of a potential downgrade, or customer concerns about the possibility of a downgrade, could cause a material adverse effect on our business, financial condition, results of operations and cash flows. These direct or indirect effects could include:

•	adversely affecting our ability to sell certain of our products;

•	adversely affecting our relationships with our sales force and independent sales intermediaries;

•	adversely affecting the return on the insurance and annuities we issue and, ultimately, the results of our operations;

•	materially increasing the number or amount of policy surrenders and withdrawals by customers;

•	adversely affecting our ability to obtain new reinsurance or obtain it on reasonable pricing terms;

•	adversely affecting our ability to raise capital;

•	adversely affecting liquidity through increased collateral requirements;

•	adversely affecting our ability to purchase new derivatives contracts, on acceptable terms or at all;

•	allowing derivative counterparties to terminate trades with us;

•	adversely affecting our ability to compete for attractive acquisition opportunities; and

•	increasing our cost of borrowing.

Competitive activity could adversely affect our market share and financial results, which could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

The insurance industry is highly competitive, with several factors affecting our ability to sell our products and our profitability, including price and yields offered, financial strength and credit ratings, range of product lines and product quality, brand strength and name recognition, investment management performance and fund management trends, crediting levels, the ability to respond to developing demographic trends, customer appetite for certain products and technological advances. In some of our markets, we face competitors that are larger, have greater financial resources or a greater market share, have better brand recognition, offer a broader range of products or have higher crediting rates. Our competitors include major stock and mutual insurance companies, mutual fund organizations, banks and other financial services companies. In recent years, there has been substantial consolidation and convergence among companies in the insurance and financial services industries resulting in increased competition from large, well-capitalized insurance and financial services firms that market products and services similar to ours. These competitors compete with us for customers, distribution partners, such as brokers and independent agents, and employees. Increased consolidation among banks and other financial services companies could create firms with even stronger competitive positions, negatively impact the insurance industry’s sales, increase competition for access to third-party distributors, result in greater distribution expenses and impair our ability to market our annuities to our current customer base or expand our customer base. We depend on our network of financial advisors in the independent broker-dealer channel for a significant portion of the sales of our annuities. The market for these financial advisors is highly competitive. If our competitors offer annuities that are more attractive than ours, pay higher commission rates to financial advisors than we do or offer a better service experience than we do, these financial advisors may concentrate their efforts in selling our competitors’ products instead of ours.

Some of our competitors have the ability to spread their operating costs over a larger in-force block and an ability to absorb greater risk while maintaining their financial strength and credit ratings, thereby allowing them to price their products more competitively. Additionally, we are faced with competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. These competitive pressures could result in increased pricing pressures on a number of our products and services and could harm our ability to maintain or increase our profitability. In addition, if our financial strength and credit ratings are lower than our competitors, we could experience increased surrenders or a significant decline in sales. The competitive landscape in which we operate could be further affected by government sponsored programs or regulatory changes in the United States and similar governmental actions outside of the United States. Competitors that receive governmental financing, guarantees or other assistance, or that are not subject to the same regulatory constraints, could have or obtain pricing or other competitive

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advantages. We may not continue to compete effectively, and competitive activity could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

We also face competition from new entrants into our markets or non-traditional or online competitors, many of whom are leveraging digital technology that could challenge the position of traditional financial service companies, including us, by providing new services or creating new distribution channels. We believe competition will intensify across all regions in response to consumer demand, digital and other technological advances, the need for economies of scale and the consequential impact of consolidation, regulatory actions and other factors. Our ability to generate appropriate returns will depend significantly on our capacity to anticipate and respond appropriately to these competitive pressures.

Our historical growth rates may not be indicative of our future growth, and we may not be able to identify attractive growth opportunities.

Our historical growth rates may not reflect our future growth rates. Our future growth depends on our ability to continue to offer and sell products that investors and our distribution partners find attractive. We may not be able to identify opportunities to grow our business by developing new products and entering new markets. With future growth, our returns may not be as favorable as our historic returns. If we are unable to find profitable growth opportunities, it will be more difficult for us to continue to grow, which could negatively affect our business, financial condition, results of operations and cash flows.

Risks Relating to Estimates, Assumptions and Valuations

We rely on complex models which contain assumptions and could contain errors, which could result in materially inaccurate risk assessments and output.

We use complex models to assist us in establishing reserves and derivative positions in respect of liabilities arising from our insurance policies and annuity contracts and to perform a range of operational functions including the calculation of regulatory or internal capital requirements and determining hedging requirements. Some of these tools form an integral part of our information and decision-making framework and there is a risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision making and reporting. These models involve many significant subjective and complex judgments, estimates and assumptions, including, among others, mortality, lapse, surrender and withdrawal rates and amounts of withdrawals, election rates, fund performance, equity market returns and volatility, interest rate levels, hedge effectiveness and correlation among various market movements. Actual experience could differ materially from our assumptions, particularly, but not only, during periods of high market volatility, which could adversely impact our business, financial condition, results of operations and cash flows.

Due to the complexity and large data dependency of such models, it is possible that errors in the models or their assumptions could exist and our controls could fail to detect such errors. If our controls designed to identify such errors fail, such errors could be undetected for extended periods of time. Errors or limitations in these tools, or inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, or reputational damage. We periodically review the effectiveness of these models, their underlying logic and assumptions and, from time to time, implement refinements to our models based on these reviews. We only implement refinements after rigorous testing and validation; however, even after such validation and testing our models remain subject to inherent limitations. Accordingly, no assurances can be given as to whether or when we will implement refinements to our actuarial models, and, if implemented, the extent of such refinements. Furthermore, if implemented, any such refinements could cause us to increase the reserves we hold for our insurance policy and annuity contract liabilities or adjust our derivative positions, which could adversely affect our business, financial condition, results of operations and cash flows. For example, at December 31, 2019, we early adopted the provisions of the NAIC’s VM-21 reserving framework. During 2020, we determined that a simplifying modeling assumption was not consistent with our intent in the adoption of VM-21. The adjustment resulting from this correction and related modeling changes reduced Jackson National Life’s RBC ratio by 80 percentage points. The Company determined this adjustment to be a correction of an error that was not material to the current year or the 2019 statutory annual financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Statutory Capital.”

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Our risk management policies and procedures may not be adequate to identify, monitor and manage risks, which could leave us exposed to unidentified or unanticipated risks, thus negatively affecting our business, financial condition, results of operations and cash flows.

Our policies and procedures to identify, monitor and manage risks may not be adequate or fully effective. Many of our methods of managing risk and exposures are based upon our use of historical market and customer behavior or statistics based on historical models. As a result, these methods will not predict future exposures, which could be significantly greater than the historical measures indicate, such as the risk of terrorism or pandemics causing a large number of deaths or disruption to the financial markets or economy. Our hedging and reinsurance strategies also rely on assumptions and projections regarding our assets, liabilities, general market factors and the creditworthiness of our counterparties that could prove to be incorrect or prove to be inadequate. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that is publicly available or otherwise accessible to us, which may not always be accurate, complete, up-to-date or properly evaluated. Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record and verify large numbers of transactions and events. These policies and procedures may not be fully effective. Accordingly, our risk management policies and procedures may not adequately mitigate the risks to our business, financial condition, results of operations and cash flows.

Our analyses of scenarios and sensitivities that we utilize in connection with our variable annuity risk management strategies involve significant estimates based on assumptions and could therefore result in material differences from actual outcomes compared to the sensitivities calculated under such scenarios.

As part of our variable annuity exposure risk management program, we may, from time to time, estimate the impact of various market factors under certain scenarios on our variable annuity distributable earnings or our reserves (collectively, the “market sensitivities”). Any such market sensitivities may use inputs which are difficult to approximate and could include estimates that differ materially from actual results. Any such estimates, or the absence thereof, could be associated with, among other things: (i) basis returns related to equity or fixed income indices, (ii) actuarial assumptions related to customer behavior and life expectancy and (iii) management actions that may occur in response to developing facts, circumstances and experience for which no estimates are made in any market sensitivities. Any such estimates, or the absence thereof, could produce sensitivities that could differ materially from actual outcomes and therefore affect our actions in connection with our exposure risk management program.

In addition, any market sensitivities may not factor in the possibility of simultaneous shocks to equity markets, interest rates and market volatility. The actual effect of changes in equity markets and interest rates on the assets supporting our variable annuity contracts could vary depending on a number of factors which could include, but are not limited to: (i) the validity of any market sensitivities only as of a particular measurement date and (ii) any changes in our hedging program, customer behavior and underlying fund performance, which could materially affect the liabilities our assets support. Furthermore, any market sensitivities could illustrate the estimated impact of the indicated shocks occurring instantaneously and therefore may not give effect to rebalancing over the course of the shock event. The estimates of equity market shocks could reflect a shock of the same magnitude to both domestic and global equity markets, while the estimates of interest rate shocks may reflect a shock to rates at all durations (a parallel shift in the yield curve). Any such instantaneous or equilateral impact assumptions could result in estimated sensitivities that could differ materially from the actual events.

Finally, no assurances can be given that the assumptions underlying any market sensitivities will be realized. Our liquidity, statutory capitalization, results of operations and financial condition could be adversely affected by a broad range of capital market scenarios, which could materially affect our reserving requirements and, by extension, could materially affect the accuracy of estimates used in any market sensitivities.

If our reserves for future policy benefits and claims are misestimated and inadequate, we would be required to increase our reserve liabilities.

We calculate and maintain reserves for estimated future benefit payments to our customers. We release these reserves as those future obligations are extinguished. The reserves we establish necessarily reflect estimates and

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actuarial assumptions with regard to our future experience. These estimates and actuarial assumptions include, but are not limited to, estimates and assumptions related to future mortality, morbidity, longevity, interest rates, future equity performance, reinvestment rates, persistency, claims experience and customer elections (i.e., the exercise or non-exercise of rights by customers under the contracts). Examples of customer elections include, but are not limited to, lapses and surrenders, withdrawals and amounts of withdrawals, and contributions and the allocation thereof. The assumptions and estimates used in connection with the reserve estimation process are inherently uncertain and involve the exercise of significant judgment. Annually, or as circumstances warrant, we conduct a comprehensive review of the assumptions used in connection with the reserve estimation process. Based on this review, reserves may be adjusted with a corresponding benefit or charge to net income. Our future financial results depend upon the extent to which our actual future experience is consistent with the assumptions we have used in pricing our products and determining our reserves. Many factors affect future experience, including economic, political and social conditions, inflation, healthcare costs and changes in doctrines of legal liability and damage awards in litigation. The ultimate amounts we will pay for actual future benefits and the timing of those payments is uncertain.

We regularly monitor our reserves. If we conclude our reserves are insufficient to cover actual or expected policy and contract benefits and claims payments, we would be required to increase our reserves and incur income statement charges in the period in which it is determined, which could adversely affect our business, financial condition, results of operations and cash flows.

We could face unanticipated losses if there are significant deviations from our assumptions regarding the probabilities that our annuity contracts will remain in force from one period to the next or if morbidity or mortality rates differ significantly from our pricing expectations.

Our future profitability is based in part upon expected patterns of premiums, expenses and benefits using a number of assumptions, including those related to the probability that a policy or contract will remain in force from one period to the next, or persistency, as well as mortality and morbidity. It is not possible to precisely predict persistency, mortality or morbidity, and actual results could differ significantly from assumptions. The effect of persistency on profitability varies for different products. For certain products, actual persistency that is lower than assumptions could have an adverse impact on future profitability. In addition, we could also be forced to sell investments at a loss to fund withdrawals. For some life insurance and variable annuities, actual persistency in later policy durations that is higher than assumed persistency could also have a negative impact on profitability. If these policies remain in force longer than assumed, we could be required to make greater benefit payments than we had anticipated when we priced these products.

In addition, we set prices and initial crediting rates for our annuities based upon expected claims and payment patterns, using assumptions for, among other factors, the mortality rates and morbidity rates of our customers. The long-term profitability of these products depends on how actual experience compares with pricing assumptions. For example, if mortality rates are lower than pricing assumptions, we could be required to make greater payments under certain annuity contracts than we had projected.

Because our assumptions are inherently uncertain, reserves for future policy benefits and claims may prove to be inadequate if actual experience is different from our assumptions. Although certain of our products permit us to increase premiums or reduce benefits during the life of the policy or contract, these changes may not be sufficient to maintain profitability. Moreover, many of our products either do not permit us to increase premiums or reduce benefits or may limit those changes during the life of the policy or contract. Therefore, significant deviations in experience from assumptions regarding persistency and mortality and morbidity rates could have an adverse effect on our business, financial condition, results of operations and cash flows.

The determination of the amount of allowances and impairments taken on our investments is subjective and could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

The determination of the amount of allowances and impairments vary by investment type and is based upon our evaluation and assessment of known and inherent risks associated with the respective asset class. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

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Management’s judgments, as reflected in our financial statements, may not be an accurate estimate of the actual and eventual diminution in realized value. Historical trends may not be indicative of future impairments or allowances. Furthermore, we may need to take additional impairments or provide for additional allowances in the future, which could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

We define fair value generally as the price that would be received to sell an asset or paid to transfer a liability. When available, the estimated fair value of securities is based on quoted prices in active markets that are readily and regularly obtainable. These generally are the most liquid holdings and their valuation does not involve management judgment. When quoted prices in active markets are not available, we estimate fair value based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques. For securities with reasonable price transparency, the significant inputs to these valuation methodologies either are observable in the market or are derivable principally from or corroborated by observable market data. When the volume or level of activity results in little or no price transparency, significant inputs are not supported by reference to market observable data and must be based on management’s estimation and judgment. Valuations could result in estimated fair values which vary significantly from the amount at which the investments may ultimately be sold. Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within our financial statements and the period-to-period changes in estimated fair value could vary significantly. Decreases in the estimated fair value of securities we hold could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

We could be required to recognize impairment in the value of our goodwill or VOBA or establish a valuation allowance against deferred income tax assets, any of which could adversely affect our business, financial condition, results of operations and cash flows.

The present value of future profits embedded in acquired insurance, annuity and investment-type contracts are capitalized as value of business acquired (“VOBA”) and are amortized over the expected effective lives of the acquired contracts in accordance with applicable insurance laws. Under NAIC guidance, these profits may be capitalized as goodwill, subject to certain limitations. Management, on an annual basis, reviews the VOBA and goodwill balance for impairments. Based on results of the annual review, the VOBA and goodwill balance may be reduced with an offsetting charge to amortization. Any reductions in VOBA and goodwill could have an adverse effect on our business, financial condition, results of operations and cash flows.

Deferred income taxes arise from the recognition of temporary differences between the basis of assets and liabilities for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the effects of provisions for future policy benefits and expenses. Deferred tax assets are assessed periodically by management to determine if they are realizable. Factors in management’s determination include the performance of the business, the geographic and legal entity source of our income, the ability to generate capital gains from a variety of sources and tax planning strategies. If it is more likely than not that the deferred income tax asset will not be realized, then a valuation allowance must be established with a corresponding charge to net income. Such charges could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

The returns that we expect to achieve on our investment portfolio may not be realized.

We make certain assumptions regarding our future financial performance which are embedded within our pricing process and other models upon which our financial reporting is based, including reserve and DAC related models. Included within these assumptions are estimates regarding the level of returns to be achieved on our investment portfolio. These returns are subject to market and other factors and we can give no assurance that they will ultimately be achieved. Actual results may differ, perhaps significantly, from our current expectations. To the extent that such differences occur, our future financial performance may be materially and adversely different than that communicated in this information statement and elsewhere.

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Legal and Regulatory Risks

Our businesses are heavily regulated and changes in regulation could reduce our profitability and limit our growth.

Our annuities and our insurance company subsidiaries are subject to extensive and potentially conflicting state and federal tax, securities, insurance and employee benefit plan laws and regulations in the jurisdictions in which we operate. These laws and regulations are complex and subject to change, which could have an unknown or adverse impact on us. Moreover, these laws and regulations are administered and enforced by a number of different governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, the SEC, FINRA, the DOL, the United States Department of Justice, the IRS and state attorneys general, each of which exercises a degree of interpretive latitude. In addition, state insurance regulators and the NAIC regularly re-examine existing laws and regulations applicable to insurance companies and their products. In some cases, these laws and regulations are designed to protect or benefit the interests of a specific constituency rather than a range of constituencies. For example, state insurance laws and regulations are generally intended to protect or benefit purchasers or users of insurance products, not investors. In addition, federal and state securities laws and regulations apply to certain of our insurance products that are considered “securities” under such laws, including our variable annuity contracts. In many respects, these laws and regulations limit our ability to grow and improve the profitability of our business.

State Regulation

We are subject to extensive supervision and regulation in the states in which we do business. The supervision and regulation relate to numerous aspects of our business and financial condition. The primary purpose of the supervision and regulation is the protection of our customers and the public, rather than our stockholders. The extent of regulation varies, but generally is governed by state statutes. These statutes delegate regulatory, supervisory and administrative authority to state insurance departments. This system of supervision and regulation covers, among other things:

•	Market conduct standards;

•	Standards of minimum capital requirements and solvency, including RBC measurements;

•	Restrictions on certain transactions, including, but not limited to, reinsurance between us and our affiliates;

•	Restrictions on the nature, quality and concentration of investments;

•	Restrictions on the receipt of reinsurance credit;

•	Restrictions on the types of conditions that we may include in the insurance policies offered by our primary insurance operations;

•	Limitations on the amount of dividends that we may pay;

•	Licensing status of the company;

•	Certain required methods of accounting pursuant to SAP;

•	Reserves for losses and other purposes;

•	Payment of policy benefits (claims); and

•

Assignment of guarantee funds assessments and potential assessments for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies.

Changes in these laws and regulations, or in interpretations thereof in the United States, may be made for the benefit of the consumer or, for other reasons, at the expense of the insurer, and could have an adverse effect on our business, financial condition, results of operations and cash flows. For example, the NAIC adopted

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reforms relating to the calculation of life insurance and annuity reserves for new business known as principle-based reserving, which became effective on January 1, 2017 in the states where it has been adopted, such as Michigan, to be followed by a three-year phase-in period. New York has enacted legislation allowing principle-based reserving, effective as of January 1, 2020. New York’s implementing regulation establishes that the reserving standard in New York will be consistent with the reserve standards, valuation methods and related requirements of the NAIC Valuation Manual (the “Valuation Manual”), while also authorizing the NYSDFS to deviate from the Valuation Manual, by regulation, if it determines that an alternative requirement would be in the best interest of New York customers. We cannot predict how future changes to or interpretations of principle-based reserving, if any, will impact our reserves or compliance costs.

In 2018, the NAIC concluded an industry consultation and published a new framework with the NAIC Valuation Manual (VM-21), developed with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet and enhancing risk management. The framework applies to variable annuities’ reserve and capital requirements and, among other things, is expected to produce more stable RBC ratios compared to the prior statutory framework. The NAIC guidance had an effective date of January 2020 for the new framework, with early adoption permitted. We early adopted the new framework for Jackson National Life in the period ending December 31, 2019. Jackson National Life NY adopted the variation of the new framework applicable to New York-domiciled companies (promulgated through NY Regulation 213 in early 2020) in 2020. Predicting the ultimate impact of the new framework on our business, financial condition, results of operations and cash flows remains uncertain. During 2020, we determined that a simplifying modeling assumption was not consistent with our intent in the early adoption of VM-21. The adjustment resulting from this correction and related modeling changes reduced Jackson National Life’s RBC ratio by 80 percentage points. We determined this adjustment to be a correction of an error that was not material to the current year or the 2019 statutory annual financial statements. This adjustment and related impact on required capital is reflected in Jackson National Life’s RBC ratio of 347% as of December 31, 2020, contributing to the decline from the RBC Ratio as of December 31, 2019 of 366%. The overall decrease in the RBC ratio from 2019 was also impacted by reductions from the impact of market movements where falling interest rates, rising equity markets and elevated volatility combined to result in derivative losses net of reserve changes and an increase in required capital; partially offset by: (i) benefits from operating capital generation from the in-force business in line with our expectations post the Athene Reinsurance Transaction; and (ii) benefits from the $500 million investment by Athene and the Athene reinsurance transaction covering our in-force fixed annuity and fixed-indexed annuity portfolio. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Statutory Capital.”

Also, banking regulators across the globe have adopted rules that apply to certain qualified financial contracts, including many derivatives contracts, securities lending agreements and repurchase agreements, with certain banking institutions and certain of their affiliates. These rules generally require the banking institutions and their applicable affiliates to include contractual provisions in their qualified financial contracts that limit or delay certain rights of their counterparties, including counterparties’ default rights (such as the right to terminate the contracts or foreclose on collateral) and restrictions on assignments and transfers of credit enhancements (such as guarantees) arising in connection with the banking institution or an applicable affiliate becoming subject to a bankruptcy, insolvency, resolution or similar proceeding. Our qualified financial contracts are subject to these rules. As a result, we amended our existing qualified financial contracts with the relevant banking institutions and their affiliates by adhering to the various ISDA Resolution Stay Protocols. If any of our counterparties became subject to a bankruptcy, insolvency, resolution, or similar proceeding, the application of these rules could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

We are monitoring any regulatory action that could potentially impact our business. At this time, we cannot predict what form those regulations could take or their potential impact.

Federal Insurance Regulation

Currently, the U.S. federal government does not directly regulate the business of insurance. However, Dodd-Frank established the Federal Insurance Office (“FIO”) within the Department of the Treasury, which has the authority to, among other things, collect information about the insurance industry and recommend prudential

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standards. Federal legislation and administrative policies could significantly and adversely affect insurance companies, including policies regarding financial services regulation, securities regulation, derivatives regulation, pension regulation, privacy, tort reform legislation and taxation. In addition, various forms of direct and indirect federal regulation of insurance have been proposed from time to time, including proposals for the establishment of an optional federal charter for insurance companies. We cannot predict whether any such legislation or regulatory changes will be adopted, or what impact they would have on our business, financial condition, results of operations and cash flows.

A decrease in the RBC ratio (as a result of a reduction in statutory capital and surplus or increase in RBC requirements) of our insurance subsidiaries could result in increased scrutiny by insurance regulators and rating agencies and cause a material adverse effect on our business, financial condition, results of operations and cash flows.

The NAIC has established model regulations that provide minimum capitalization requirements based on RBC formulas for insurance companies. Each of our U.S. insurance subsidiaries is subject to RBC standards or other minimum statutory capital and surplus requirements imposed under the laws of its respective jurisdiction of domicile.

In any particular year, total adjusted capital amounts and RBC ratios could increase or decrease depending on a variety of factors, including the amount of statutory income or losses generated by the insurance subsidiary (which itself is sensitive to equity market and credit market conditions), the amount of additional capital such insurer must hold to support business growth, changes in equity market levels, the value and credit ratings of certain fixed income and equity securities in its investment portfolio, the value of certain derivative instruments that do not receive hedge accounting and changes in interest rates, as well as changes to the RBC formulas and the interpretation of the NAIC’s instructions with respect to RBC calculation methodologies. For example, during 2020, we determined that a simplifying modeling assumption was not consistent with our intent in the early adoption of VM-21. The adjustment resulting from this correction and related modeling changes reduced Jackson National Life’s RBC ratio by 80 percentage points. This adjustment and related impact on required capital is reflected in Jackson National Life’s RBC ratio of 347% as of December 31, 2020, contributing to the decline from the RBC ratio as of December 31, 2019 of 366%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Statutory Capital.” Our financial strength and credit ratings are significantly influenced by total adjusted capital amounts and RBC ratios. In addition, rating agencies may implement changes to their own internal models, which differ from the RBC capital model, and that have the effect of increasing or decreasing the amount of capital our insurance subsidiaries should hold relative to the rating agencies’ expectations. Under stressed or stagnant capital market conditions and with the aging of existing insurance liabilities, without offsets from new business, the amount of additional statutory reserves that an insurance subsidiary is required to hold could materially increase. These factors would decrease the total adjusted capital available for use in calculating the subsidiary’s RBC ratio. To the extent that an insurance subsidiary’s RBC ratio is deemed to be insufficient, we may seek to take actions either to increase the capitalization of the insurer or to reduce the capitalization requirements. If we were unable to accomplish such actions, the rating agencies could view this as a reason for a ratings downgrade.

The failure of any of our insurance subsidiaries to meet their applicable RBC requirements or minimum capital and surplus requirements could subject them to further examination or corrective action imposed by insurance regulators, including limitations on their ability to write additional business, supervision by regulators, or seizure or liquidation. Any corrective action imposed could cause a material adverse effect on our business, financial condition, results of operations and cash flows. A decline in RBC ratio, whether or not it results in a failure to meet applicable RBC requirements, could limit the ability of an insurance subsidiary to make dividends or distributions to us, could result in a loss of customers or new business, or could be a factor in causing ratings agencies to downgrade financial strength ratings, each of which could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

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Legal and regulatory investigations and actions are increasingly common in our industry and could result in a material adverse effect on our business, financial condition, results of operations and cash flows.

We face a significant risk of litigation and regulatory investigations and actions in the ordinary course of operating our business, including the risk of class action lawsuits, arbitration claims, government subpoenas, regulatory investigations and actions and other claims. Our pending legal and regulatory actions include proceedings specific to us and others generally applicable to business practices in the industries in which we operate. See Note 14 to our financial statements included elsewhere in this information statement. Our operations could become subject to individual lawsuits, class action lawsuits and regulatory actions relating, among other things, to sales or underwriting practices; payment of contingent or other sales commissions; claims payments, refunds, practices and procedures; product design; disclosure; administration; additional premium charges for premiums paid on a periodic basis; interest crediting practices; denial or delay of benefits; charging excessive or impermissible fees; alleged misconduct by our employees and agents; failure to properly supervise representatives with agents or other persons with whom we do business; breaches of fiduciary or other duties to customers; and alleged misconduct by our employees. We are also subject to a variety of complaints and investigations concerning employment matters. Plaintiffs in class action and other lawsuits against us may seek very large or indeterminate amounts, including punitive or non-economic compensatory and treble damages, which could remain unknown for substantial periods of time. In some states, juries, judges and arbitrators have substantial discretion in awarding punitive or non-economic compensatory damages, which creates the potential for unpredictable material adverse judgments or awards in any given lawsuit or arbitration. Arbitration awards also are subject to very limited appellate review.

The insurance industry has been the focus of increased scrutiny and class action lawsuits related to cost of insurance (“COI”) charges. These lawsuits allege that insurers have improperly included factors when calculating COI charges not authorized by the contract and that insurers have improperly failed to reduce COI charges to reflect improved mortality experience. In certain COI class action lawsuits, companies have made significant settlement payments or been held liable with significant monetary judgments. We have been subject to COI class action lawsuits in the past, and there can be no assurance we will not face scrutiny and class action lawsuits related to COI in the future. The insurance industry has also been subject to a variety of other actions, including cases challenging adherence to policy terms and marketing of policies. In addition, FINRA and state regulators have increasingly scrutinized annuity sales to and the alleged unsuitability of these sales to seniors.

We are subject to various regulatory inquiries, such as information requests, subpoenas, market conduct exams and books and record examinations, from state and federal regulators and other authorities, which could result in fines, recommendations for corrective action or other regulatory actions. Federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, variable annuity and insurance product industries, including the broker-dealer system. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.

Increased cybersecurity threats and computer crime also pose a risk of litigation, regulatory investigations and other penalties. Data privacy is subject to frequently changing rules and regulations regarding the handling of personal data, such as the General Data Protection Regulation and the California Consumer Privacy Act. Any breach in our information technology security systems could result in the disclosure or misuse of confidential or proprietary information, including sensitive customer, supplier or employee information maintained in the ordinary course of our business. Any such event, or any failure to comply with these data privacy requirements or other laws in this area, could cause damage to our reputation, loss of valuable information or loss of revenue and could result in legal liability or penalties. In addition, we could incur large expenditures to investigate or remediate, to recover data, to repair or replace networks or information systems, or to protect against similar future events.

The frequency of large damage awards, including large punitive or non-economic compensatory damage awards and regulatory fines that bear little or no relation to actual economic damages incurred, continues to create the potential for an unpredictable judgment in any given matter. Given the large or indeterminate amounts sometimes sought, and the inherent unpredictability of litigation, it is also possible that defense and settlement costs and the unfavorable resolution of one or more pending litigation matters could have a material adverse effect on our business, financial condition, results of operations and cash flows.

A substantial legal liability or a significant federal, state or other regulatory action against us, as well as regulatory inquiries or investigations, could divert management’s time and attention, could create adverse

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publicity and harm our reputation, result in material fines or penalties, result in significant expense, including legal costs, and otherwise cause a material adverse effect on our business, financial condition, results of operations and cash flows. For example, we are subject to a Consent Decree that resolved a class action lawsuit involving claims of race, gender and national origin discrimination brought by the Equal Employment Opportunity Commission, which was entered in the U.S. District Court for the District of Colorado on January 7, 2020 and is operative for four years. No findings of liability or wrongdoing were made in connection with this matter. The terms of the Consent Decree required us to pay $20.5 million in monetary damages and take corrective actions. The monetary damages have been paid in full. The corrective actions include the appointment of an independent consultant who, among other things, monitors our compliance with the Consent Decree and reviews the policies and procedures subject to the Consent Decree. We have made certain estimates for potential costs associated with the corrective actions required by the Consent Decree based upon consultation with legal counsel. Actual results could differ from these estimates; however, such costs are not expected to be material.

In March and April 2021, Jackson National Life entered into separation agreements with our former Chief Executive Officer, our former Chief Financial Officer and two other former executives to resolve all claims and issues related to the termination of their employment in February 2021. In connection with the separation agreement with the former Chief Executive Officer, Jackson National Life agreed to pay him approximately $23.5 million in cash and allowed him to retain 98,311 deferred Prudential ADRs that had been previously awarded to him, and Prudential agreed to reimburse Jackson National Life for such amounts. In connection with the separation agreements with the former Chief Financial Officer and the two other former executives, Jackson National Life agreed to pay such former executives approximately $19 million in cash in the aggregate. For further information on the separation agreements with the former Chief Executive Officer and the former Chief Financial Officer, see “Executive Compensation.” With the assistance of independent outside counsel, we have investigated allegations made by the former Chief Executive Officer and one of the other former executives relating to certain accounting and financial reporting matters under U.S. federal law and Michigan law. As a result of such investigation, we have concluded that the allegations do not present any issue material to the consolidated financial statements of JFI or Jackson National Life and that such financial statements are in compliance in all material respects with U.S. GAAP and SEC rules and regulations and statutory accounting principles, respectively.

Current or future litigation or actions, inquiries or investigations by governmental authorities or regulators, including with respect to the matters discussed in this risk factor, could have a material adverse effect on our business, financial condition, results of operations and cash flows. Litigation and actions, inquiries and investigations by governmental authorities and regulators are inherently unpredictable, and a substantial legal liability or a significant regulatory action against us could be material. Moreover, even if we ultimately prevail in any litigation or any action or investigation by governmental authorities or regulators, we could suffer significant reputational harm, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Increased regulatory scrutiny and any resulting investigations or proceedings could result in new legal actions or precedents and industry-wide regulations or practices that could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our investment management business is heavily regulated, and changes in regulation and in supervisory and enforcement policies could limit our growth and cause a material adverse effect on our business, financial condition, results of operations and cash flows.

Virtually all aspects of our investment management business are subject to federal and state laws and regulations, rules of securities regulators and exchanges, and laws and regulations in the foreign jurisdictions in which our subsidiaries conduct business. If we violate any of these laws or regulations, we could be subject to civil liability, criminal liability or sanction, including restriction or revocation of our professional licenses or registrations, restriction on the ability to collect fees for services provided, revocation of the licenses of our employees, censures, fines, or temporary suspension or permanent bar from conducting business. A regulatory proceeding, even if it does not result in a finding of wrongdoing or sanction, could require substantial expenditures of time and money and could potentially damage our reputation. Any such liability or sanction could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

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Increasingly, our Investment Advisory Subsidiaries must manage actual and potential conflicts of interest, including situations where their services to a particular client conflict, or are perceived to conflict, with the interests of another client. Failure to adequately address potential conflicts of interest could adversely affect our reputation and business prospects. Our Investment Advisory Subsidiaries have procedures and controls that are designed to identify and mitigate conflicts of interest, including those designed to prevent the improper sharing of information. However, appropriately managing conflicts of interest is complex. Our Investment Advisory Subsidiaries’ reputation could be damaged and the willingness of clients to enter into transactions in which such a conflict may arise could be adversely affected if our Investment Advisory Subsidiaries fail, or appear to fail, to deal appropriately with actual or perceived conflicts of interest. In addition, potential or perceived conflicts could give rise to litigation or regulatory enforcement actions.

Our investment advisory agreements with clients, and our selling and distribution agreements with various financial intermediaries and consultants, are subject to termination or non-renewal on short notice.

Our Investment Advisory Subsidiaries’ written investment management agreements with their clients are terminable without penalty at any time or upon relatively short notice by either party. Moreover, our Investment Advisory Subsidiaries’ investment management agreements with SEC-registered investment companies (each, a “RIC”), including the RICs affiliated with Jackson National Life that serve as the sole investment options for our variable annuities, may be terminated at any time, without payment of any penalty, by the RIC’s board of trustees or by vote of a majority of the outstanding voting securities of the RIC on not more than 60 days’ notice. The investment management agreements pursuant to which our Investment Advisory Subsidiaries manage RICs must be renewed and approved by the RICs’ boards of trustees (including a majority of the independent trustees) annually. A significant majority of the trustees are independent. Consequently, the board of trustees of each RIC may not approve the investment management agreement each year, or may condition its approval on revised terms that are adverse to us.

Also, as required by the Investment Company Act, each investment advisory agreement with a RIC automatically terminates upon its assignment, although new investment advisory agreements may be approved by the RIC’s board of trustees and stockholders. The Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), also requires approval or consent of investment advisory agreements by clients in the event of an assignment of the agreement. An “assignment” for purposes of both the Investment Company Act and the Investment Advisers Act includes a sale of a controlling block of the voting stock of the investment adviser or its parent company, or a change in control of the investment adviser.

Changes in U.S. federal income or other tax laws or the interpretation of tax laws could affect sales of our products and profitability.

The annuities that we market generally provide the customer with certain federal income tax advantages. For example, federal income taxation on any increases in non-qualified annuity contract values (i.e. the “inside build-up”) is deferred until it is received by the customer. With other savings investments, such as certificates of deposit and taxable bonds, the increase in value is generally taxed each year as it is realized. Additionally, life insurance death benefits are generally exempt from income tax.

From time to time, various tax law changes have been proposed that could have an adverse effect on our business, financial condition, results of operations and cash flows, including the elimination of all or a portion of the income tax advantages described above for annuities and life insurance. If legislation were enacted to eliminate the tax deferral for annuities, such a change would have an adverse effect on our ability to sell our annuities. Moreover, if the treatment of annuities was changed prospectively, and the tax-favored status of existing contracts was grandfathered, holders of existing contracts would be less likely to surrender or rollover their contracts, which could also adversely affect our business.

More generally, it is possible that U.S. federal income or other tax laws or the interpretation of tax laws will change. For example, the Biden Administration has proposed an increase in the U.S. corporate income tax rate and a minimum corporate tax based on book income. It is difficult to predict whether and when there will be tax law changes having a material adverse effect on our business, financial condition, results of operations and cash flows.

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We may not be able to mitigate the reserve strain associated with Regulation XXX and Guideline AXXX, potentially resulting in a negative impact on our capital position.

The model regulation of the NAIC entitled “Valuation of Life Insurance Policies,” commonly known as “Regulation XXX,” and supporting Guideline entitled “The Application of the Valuation of Life Insurance Policies,” commonly known as “Guideline AXXX,” require insurers to establish statutory reserves for certain term life insurance policies with long-term premium guarantees and for certain universal life policies with secondary guarantees that are consistent with the statutory reserves required for other individual life insurance policies with similar guarantees.

During 2014, the NAIC approved a new regulatory framework applicable to the use of captive insurers in connection with Regulation XXX and Guideline AXXX transactions. In December 2016, the NAIC adopted an update to AG 48 (“Updated AG 48”) and a model regulation (Term and Universal Life Insurance Reserve Financing Model Regulation) that contains the same substantive requirements as the Updated AG 48. The model regulation will replace AG 48 in a state upon the state’s adoption of the model regulation. Neither Michigan nor New York has adopted the model regulation to date, and Updated AG 48 will continue to apply to us until the model regulation is adopted. As a result of these regulatory changes, it will likely be difficult for us to establish new captive financing arrangements on a basis consistent with past practices. As a result of these restrictions on financing redundant reserves, the implementation of new captive structures in the future could be less capital-efficient, could lead to lower product returns or increased product pricing or could result in reduced sales of certain products.

As of year-end 2016, we completed a captive statutory reserve financing transaction covering substantially all of our existing Regulation XXX term life insurance business in conformity with Updated AG 48. As a result of such transaction, we were able to release approximately $300 million in Regulation XXX reserves. While we no longer write term life insurance business subject to Regulation XXX at this time, we may acquire Regulation XXX and Guideline AXXX business in the future. In this connection, we may not be successful in implementing reinsurance, capital management or captive structures to mitigate any excessive levels of reserves, as a result of market conditions or otherwise, if the negative impact on our capital position was to reach a level where we desired to take such actions.

It is unclear what additional actions and regulatory changes will result from the continued scrutiny of captive reinsurers and reform efforts by the NAIC and other regulatory bodies. The NAIC is evaluating changes to accounting rules regarding surplus notes with linked assets, a structure used in certain captive reserve financing transactions, and we are monitoring for any changes that could impact our statutory financial statements. If state insurance regulators determine to restrict our use of captive reinsurers, it could require us to increase statutory reserves, incur higher operating or tax costs or reduce sales. If we are unsuccessful or unable to finance these non-economic reserves, our business, financial condition, results of operations and cash flows could be adversely affected.

We will be required to disclose in our periodic reports filed with the SEC specified activities engaged in by the Company or its “affiliates.”

The Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires companies subject to SEC reporting obligations to disclose in their periodic reports specified dealings or transactions involving individuals and entities targeted by certain Office of Foreign Assets Control (“OFAC”) sanctions engaged in by the reporting company or any of its affiliates during the period covered by the relevant periodic report. In some cases, companies are required to disclose these types of transactions even if they would otherwise be permissible under U.S. law. Reporting companies are required to separately file with the SEC a notice that such activities have been disclosed in the relevant periodic report, and the SEC is required to post this notice of disclosure on its website and send the report to the U.S. President and certain U.S. Congressional committees. The U.S. President thereafter is required to initiate an investigation and, within 180 days of initiating such an investigation, to determine whether fines, penalties or other reprimands should be imposed. Under the Exchange Act, we would be required to report if we or any of our “affiliates” knowingly engaged in certain specified activities in non-

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compliance with OFAC sanctions during the period covered by the report. Because the SEC defines the term “affiliate” broadly, it includes any entity controlled by us as well as any person or entity that controls us or is under common control with us. Because Prudential will own shares of our Class A common stock representing approximately 19.9% of the total voting power of our common stock following the Demerger, we may be required to disclose certain activities undertaken by Prudential and its affiliates involving individuals and entities targeted by OFAC sanctions. Disclosure of such activities, even if such activities are not subject to sanctions under applicable law, and any fines, penalties or other reprimands actually imposed on us or our affiliates as a result of these activities, could harm our reputation and have a negative impact on our business. The risks resulting from non-compliance or non-disclosure may be increased where uncertainty exists on the scope of sanctions, and where the complexity of specific cases is high.

We are subject to U.S. federal, state and other securities and state insurance laws and regulations which, among other things, require that we distribute certain of our products through a registered broker-dealer; failure to comply with those laws, including a failure to have a registered broker-dealer, or changes in those laws could have a material adverse effect on our operations and our profitability

Federal and state securities laws and regulations apply to insurance products that are also “securities,” including variable annuity contracts, to the separate accounts that issue them, and to certain fixed interest rate or index-linked contracts. Such laws and regulations require that we distribute these products through a broker-dealer that is registered with the SEC and certain state securities regulators and is a member of FINRA. Accordingly, our offering and selling of annuities, and in managing certain proprietary mutual funds associated with those products, are subject to extensive regulation under federal and state securities laws as well as FINRA rules. Costs related to compliance with these securities laws will be greater than costs for our unregistered products. Due to the increased operating and compliance costs, the profitability of issuing these products is uncertain.

Securities laws and regulations are primarily intended to ensure the integrity of the financial markets, to protect investors in the securities markets, and to protect investment advisory or brokerage clients. These laws and regulations generally grant regulatory and self-regulatory agencies broad rulemaking and enforcement powers, including the power to adopt new rules impacting new and/or existing products, regulate the issuance, sale and distribution of our products and limit or restrict the conduct of business for failure to comply with securities laws and regulations. As a result of Dodd-Frank, there have been a number of proposed or adopted changes to the laws and regulations that govern the conduct of our annuity business and the firms that distribute these products. The future impact of recently adopted revisions to laws and regulations, as well as revisions that are still in the proposal stage, on the way we conduct our business and the products we sell is unclear. Such impact could adversely affect our operations and profitability, including increasing the regulatory and compliance burden upon us, resulting in increased costs.

The 2008 global financial crisis and resulting recession led to significant changes in economic and financial markets and a prolonged period of low interest rates that have, in turn, materially altered the competitive landscape for the insurance industry. Our ability to react to rapidly changing market and economic conditions will depend on the continued efficacy of the contract features we have incorporated into our product design and our ability to work collaboratively with regulators. Changes in regulatory approval processes, rules and other dynamics in the regulatory process could adversely impact our ability to react to such changing conditions.

Changes to comply with new and potential laws or regulations which impose fiduciary or best interest standards in connection with the sale of our products could materially increase our costs, decrease our sales and result in a material adverse impact on our business, financial condition, results of operations and cash flows.

Regulators continue to propose and adopt fiduciary rules, best interest standards and other similar laws and regulations applicable to the sale of annuities. These rules, standards, laws and regulations generally require advisers providing investment recommendations to act in the client’s best interest or put the client’s interest ahead of their own interest. We face uncertainty regarding the adoption of these rules and regulations, including that the SEC, the DOL, and state insurance departments could adopt potentially conflicting or overlapping standards.

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For example, the DOL has issued a new regulatory action (the “Fiduciary Advice Rule”) effective February 16, 2021, that reinstates the text of the DOL’s 1975 investment advice regulation defining what constitutes fiduciary “investment advice” to ERISA Plans and IRAs and provides guidance interpreting such regulation. The guidance provided by the DOL broadens the circumstances under which financial institutions, including insurance companies, could be considered fiduciaries under ERISA or the Tax Code. In particular, the DOL states that a recommendation to “roll over” assets from a qualified retirement plan to an IRA, or from an IRA to another IRA, can be considered fiduciary investment advice if provided by someone with an existing relationship with the ERISA Plan or an IRA owner (or in anticipation of establishing such a relationship). This guidance reverses an earlier DOL interpretation suggesting that roll over advice did not constitute investment advice giving rise to a fiduciary relationship. Because we do not engage in direct distribution of retail products, including IRA products and retail annuities sold to ERISA plan participants and to IRA owners, we believe that we will have limited exposure to the new Fiduciary Advice Rule. Unlike the DOL’s previous fiduciary rule issued in 2016, compliance with the Fiduciary Advice Rule will not require us or our distributors to provide the disclosures required for exemptive relief under the previous rule. However, we continue to analyze the impact of the Fiduciary Advice Rule, and, while we cannot predict the rule’s impact, it could have an adverse effect on sales of annuities through our independent distribution partners, as approximately 62% of our annuity sales were purchased within IRAs or other qualified accounts (excluding employer-sponsored qualified plans) during 2020. The Fiduciary Advice Rule may also lead to changes to our compensation practices and product offerings and increased litigation risk, which could adversely affect our results of operations and financial condition. We may also need to take certain additional actions in order to comply with, or assist our distributors in their compliance with, the Fiduciary Advice Rule. See “Business—Regulation—Federal Initiatives.”

On June 5, 2019, the SEC adopted a package of rules and interpretations designed to enhance the quality and transparency of the duties owned by broker-dealers to retail investors and to reaffirm, and in some cases clarify, certain aspects of an investment adviser’s fiduciary duty under the Investment Advisers Act of 1940, or the “Advisers Act.” Included in this package was the new Regulation Best Interest, which will require broker-dealers to act in the best interest of retail investors, without placing the interests of the broker-dealer ahead of the interests of the retail investor, when making recommendations regarding securities transactions or investment strategies. Broker-dealers were required to comply with the requirements of Regulation Best Interest beginning June 30, 2020.

Also on June 5, 2019, the SEC adopted an interpretation of the fiduciary duties owed by investment advisers. The interpretation addresses an investment adviser’s duties of care and loyalty under the Advisers Act. As described in the interpretation, in the view of the SEC, the duty of care requires an investment adviser to provide investment advice in the best interest of its client, based on the client’s objectives. Under the duty of loyalty, an investment adviser must eliminate or make full and fair disclosure of all conflicts of interest which might incline an investment adviser—consciously or unconsciously—to render advice which is not disinterested such that a client is able to provide informed consent to the conflict.

On July 17, 2018, the NYSDFS adopted an amendment to its life insurance and annuity suitability regulation, Suitability and Best Interests in Life Insurance and Annuity Transactions, which incorporates a “best interest” standard for those licensed to sell life insurance and annuities in New York, which took effect on August 1, 2019 with respect to annuity contracts. Other states, for example Maryland, Nevada and New Jersey, have proposed laws or regulations that would impose fiduciary duties on certain investment advisers. The NAIC is also working on revising its Suitability in Annuity Transactions Model Regulation and this revision could include a best interest or similar standard.

Regulation Best Interest, as well as NYSDFS’s amended Suitability and Best Interests in Life Insurance and Annuity Transactions regulation and other potential fiduciary rules may change the way financial advisors, agents and financial institutions do business. These rules may impact the way in which our products are marketed and offered by our distribution partners, which could have an impact on customer demand, impact the margins we make on our products or increase compliance costs and burdens. For example, we may find it necessary to change sales representative and broker compensation, to limit the assistance or advice provided to owners of our annuities, to replace or engage additional distributors, or to otherwise change the manner in which we design, supervise and support sales of our annuities. Changes in the design of our annuities, including the delivery of “custom” products to

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certain distribution partners in response to the Fiduciary Advice Rule and other standard of care regulations could implicate other laws and regulations, including anti-discrimination laws that require all products to be offered to all investors. The application of anti-discrimination laws to our annuities could limit our ability to sell such products through certain distributors.

Regulation Best Interest, as well as NYSDFS’s amended Suitability and Best Interests in Life Insurance and Annuity Transactions regulation may further change the way broker-dealers sell securities, such as variable annuities, to customers. Such regulations may have a more expansive application than the Fiduciary Advice Rule (which is applicable to IRAs and ERISA-qualified plans only), applying to non-qualified plans as well. For example, Regulation Best Interest would apply to broker-dealer sales of securities such as variable annuities to all retail investors. Moreover, we believe the rule would impact sales of other annuities that are not securities even if it is limited in application to sales of securities such as variable annuities because it could be difficult for distributors to establish separate sales processes for annuities that are classified as securities compared to those that are not.

These or other actions by the SEC, state insurance departments or other regulators to impose a fiduciary or best interest standard on insurance market participants may result in differing and potentially conflicting laws and regulations. While it remains uncertain what impact these rules and potential rules would have on our annuities and other businesses, we could experience a material decline in sales of products, such as variable annuities and fixed index annuities. Regulators in enforcement actions and plaintiffs’ attorneys in litigation could also find it easier to attempt to extend fiduciary status to, or to claim fiduciary or contractual breach by, advisors who would not be deemed fiduciaries under current regulations. Such laws and regulations could have a material adverse impact on the industry and could have a material adverse impact on our business.

Risks Relating to the Demerger and our Separation from Prudential

The conditions to the completion of the Demerger may not be satisfied or waived.

The Demerger is subject to the satisfaction or waiver of a number of conditions, including the approval of the Demerger by Prudential Shareholders at the Prudential General Meeting, the formal approval of the Demerger by the Prudential Board and the receipt of all necessary regulatory approvals, as set out in the Demerger Agreement. There can be no assurance that any or all of these conditions will be satisfied or, where relevant, waived. If any condition is not satisfied or waived, the Demerger will not be completed. Therefore, we cannot assure that we will complete the Demerger on the terms or on the timeline that Prudential announced, if at all. Failure to complete the Demerger would result in a failure to realize the potential benefits of the Demerger for the Company and Prudential.

Following the completion of the Demerger, the Company may fail to realize any or all of the anticipated benefits of the Demerger.

The realization of the anticipated benefits of the Demerger is subject to a number of factors, including the Company’s ability to access capital markets, to maintain credit ratings, to demonstrate financial resilience as a separate company. There are also many factors that are outside the control of the Company and Prudential, including the performance of financial markets, consumer behavior, and regulatory, legislative, and tax changes. There can be no guarantee that the anticipated benefits of the Demerger will be realized in full or in part, or as to the timing of when any such benefits may be realized.

Fulfilling JFI’s obligations incident to being a separate public company, including compliance with the Exchange Act and the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Act, will be expensive and time-consuming and may increase risks associated with ongoing operations. Further, any delays or difficulties in satisfying these obligations could have a material adverse effect on our future results of operations and our stock price.

In preparation for becoming a separate public company, we will expend significant management effort and resources, which may distract management from effectively carrying on our ongoing operations. Further,

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following the effective date of registration statement of which this information statement forms a part, we will be subject to the reporting, accounting and corporate governance requirements of the NYSE, the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and Dodd-Frank that apply to issuers of listed equity, which will impose certain new compliance requirements, costs and obligations upon us. The changes necessitated by being a publicly-listed company require a significant commitment of additional resources and management oversight which will increase our operating costs. Further, to comply with the requirements of being a public company, we will need to undertake various actions, such as implementing new internal controls and procedures and hiring additional accounting or internal audit staff.

The expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses, investor relations expenses, increased directors’ fees and director and officer liability insurance costs, registrar and transfer agent fees and listing fees, as well as other expenses. As a public company, we are required, among other things, to define and expand the roles and the duties of our board of directors and its committees and institute more comprehensive compliance and investor relations functions. Failure to comply with the requirements of being a public company could potentially subject us to sanctions or investigations by the SEC, NYSE or other regulatory authorities.

Prudential may not complete the ultimate separation of our business as planned and may retain a significant ownership stake in JFI for a period of time.

After the completion of the Demerger, Prudential will hold shares of JFI’s outstanding Class A common stock representing approximately 19.9% of the total combined voting power of JFI’s common stock and approximately 19.7% of JFI’s total common stock. Prudential intends to monetize a portion of its retained shares of Class A common stock for cash proceeds within 12 months following the completion of the Demerger, such that Prudential expects to own less than 10% of the total combined voting power of JFI’s common stock at the end of such period. There can be no assurance regarding the method by which Prudential will dispose of its interest in us or the timing thereof.

The disposition by Prudential of its remaining ownership interest in us may be subject to various conditions, including receipt of any necessary regulatory and other approvals, the existence of satisfactory market conditions, and the confirmation of credit and financial strength ratings. These conditions may not be satisfied or Prudential may decide for any other reason not to consummate the separation of our business and instead retain a significant ownership interest in us for a period of time. Satisfying the conditions relating to such separation may require actions that Prudential has not anticipated.

Following the completion of the Demerger, Prudential and Athene will have influence over us as large stockholders and could pursue business interests or exercise their voting power as stockholders in ways that are detrimental to us or our other stockholders.

Following the completion of the Demerger, Prudential and Athene, respectively, will own approximately 19.9% and 9.9%, of the total combined voting power of JFI’s common stock. As large stockholders, Prudential and Athene will be able to influence matters requiring stockholder approval, including the election and removal of directors and any merger or other significant corporate transactions we may undertake. The interests of Prudential or Athene could conflict with our interests or the interest of our other stockholders. Prudential, Athene and their respective affiliates could pursue business interests or acquisition opportunities or exercise their voting power as stockholders of our company in ways that are detrimental to us or our other stockholders but beneficial to themselves or to other companies in which they invest or with which they have a material relationship. Conflicts of interest could also arise between Athene and us with respect to the Athene Reinsurance Transaction or future transactions we may engage in with Athene. In addition, because of our relationships with Prudential and Athene, adverse publicity, increased regulatory scrutiny or investigations by regulators or law enforcement agencies involving Prudential or Athene could have a negative impact on us.

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Following the completion of the Demerger, we could fail to replicate or replace certain operational support services provided by Prudential and our costs for procuring such services could increase; and, in connection with preparing for the Demerger and our operation as a separate, publicly-traded company, we expect to incur one-time and recurring expenses.

We have historically received certain operational support services from Prudential and have provided certain services to Prudential, including information security services pursuant to an intra-group masters services agreement. We currently expect that such intra-group master services agreement will be terminated in connection with the Demerger as part of the complete operational separation of Prudential’s and our businesses. However, if certain services are still necessary following the completion of the Demerger because operational separation is not completed at that time, we expect that these services will be provided via an amendment to the intra-group master services agreement. We will work to replicate or replace any services we will continue to need in the operation of our business that are provided currently by Prudential or its affiliates. We cannot assure you that we will be able to obtain the services at the same or better levels or at the same or lower costs directly from third-party providers. As a result, our costs of procuring these services or comparable replacement services could increase, and the cessation of such services could result in service interruptions or divert management attention from other aspects of our operations.

In connection with preparing for the Demerger and our operation as a separate, publicly-traded company following the completion of the Demerger, we expect to incur one-time and recurring expenses. We estimate that the aggregate amount of these one-time expenses will be approximately $65 million, of which approximately $18 million was incurred in 2020 and the remainder is expected to be incurred in 2021. We estimate that our incremental recurring expenses relating to operating on a stand-alone basis will be between approximately $25 million and $30 million. These expenses primarily relate to information security, finance, risk management, human resources, corporate communications, public relations and other support services. These expenses, any recurring expenses and any additional one-time expenses we incur could be material.

Prudential and its affiliates provide a significant amount of PPM’s assets under management, and if they choose to terminate their investment advisory agreements it could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

Prudential and its affiliates are significant clients of PPM. Prudential and its affiliates (and former affiliates) other than us represented approximately $54 billion of assets under management or 51% of PPM’s total assets under management as of December 31, 2020 and approximately 46% of PPM’s net revenues for the year ended December 31, 2020. Since December 31, 2020, PPM’s assets under management have decreased primarily due to withdrawals by Prudential’s former UK affiliate. PPM’s assets under management at the time of the Demerger are anticipated to be approximately $80 billion. PPM’s investment management agreements with Prudential and its affiliates are terminable at any time or on short notice by either party, and Prudential and its affiliates are not under any obligation to maintain any level of assets under management with PPM. If Prudential and its affiliates were to terminate their investment management agreements with PPM, it could cause disruption in the operations and investment advisory capabilities of PPM, including as a result of the loss of investment management personnel, which could in turn result in a material adverse effect on our business, financial condition, results of operations and cash flows.

Mutual indemnities have been given under the Demerger Agreement by Prudential in favor of the Company and by the Company in favor of the Prudential Group. Should any substantial amounts be payable by Prudential or the Company pursuant to such indemnities, this could have a material adverse effect on the financial condition and/or results of the indemnifying party.

We have entered into the Demerger Agreement with Prudential in connection with the Demerger, which governs the post-Demerger obligations of the Prudential Group and the Company and contains, among other provisions, mutual indemnities under which Prudential indemnifies us against liabilities arising in respect of the Prudential Group (other than the Company’s business) and the Company indemnifies the Prudential Group against liabilities arising in respect of the business carried on us. These indemnities are customary for agreements of this type. If any amount payable under the indemnities were substantial, this could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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Following completion of the Demerger, Prudential will continue to hold shares of Class A common stock but cease to have any control over the Company.

Following completion of the Demerger, Prudential will hold shares of Class A common stock representing approximately 19.9% of the combined voting power of JFI’s common stock and will not have any board nomination or special governance rights. In connection with disposition of control filings with DIFS and NYSDFS as part of the Demerger process, Prudential has also agreed to certain governance restrictions relating to its ongoing ownership of shares of our common stock. See “Certain Relationships and Related Party Transactions—Relationship with Prudential Following the Demerger—Certain Insurance Regulatory Governance Restrictions on Prudential.” As a result, we will no longer be controlled by Prudential, and you will be relying on our management regarding strategic, financial and operational decisions. We may conduct our business in a manner that differs from the manner in which Prudential might have conducted the business had it retained control, and we could be subject to adverse publicity, increased regulatory scrutiny or investigations by regulators or law enforcement agencies.

Risks Relating to Our Class A Common Stock

The market price of our Class A common stock could be volatile and could decline after the completion of the Demerger.

There is currently no public trading market for our Class A common stock, and an active market for our Class A common stock may not develop or be sustained after the completion of the Demerger. We expect to apply to list our Class A common stock on the NYSE. We anticipate that on or shortly before            , 2021, the Record Date for Prudential Shareholders on the UK Register, trading of shares of our Class A common stock will begin on a “when-issued” basis and that trading will continue up to and including            , 2021, the Distribution Date for Prudential ADRs. We anticipate “regular-way” trading of our Class A common stock will begin on            , 2021, the first trading day after the Distribution Date for Prudential ADRs. We cannot assure you that an active public market for our Class A common stock will develop after the Demerger or, if one does develop, that it will be sustained. In the absence of an active public trading market, you may not be able to sell your shares at an attractive price, or at all. An inactive market could also impair our ability to raise capital to continue to fund operations by selling shares, limit our ability to motivate our employees and sales representatives through equity incentive awards, and impair our ability to make strategic investments by using our shares as consideration. In addition, the market price of our Class A common stock could fluctuate significantly. Among the factors that could affect our stock price are:

•	industry, regulatory or general market conditions;

•	domestic and international economic factors unrelated to our performance;

•	changes in customers’ preferences;

•	changes in applicable laws, new regulatory pronouncements and changes in regulatory guidelines affecting us;

•	lawsuits, enforcement actions and other claims by third parties or governmental authorities;

•	adverse publicity related to us or another industry participant;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance or lack of research coverage and reports by industry analysts;

•	action by institutional stockholders or other large stockholders (including Prudential), including future sales of our Class A common stock;

•	failure to meet any guidance given by us or any change in any guidance given by us, or changes by us in our guidance practices;

•	announcements by us of significant impairment charges;

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•	speculation in the press or investment community;

•	investor perception of us and our industry;

•	changes in market valuations or earnings of similar companies;

•	announcements by us or our competitors of significant contracts, acquisitions, dispositions or strategic partnerships;

•	war, terrorist acts and epidemic or pandemic disease;

•	any future sales of our Class A common stock or other securities;

•	conversions of shares of Class B common stock into shares of Class A common stock in the future;

•	additions or departures of key personnel; and

•	misconduct or other improper actions of our employees.

In particular, we cannot assure you that you will be able to resell your shares after the completion of the Demerger. Stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations could adversely affect the trading price of our Class A common stock. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against the affected company. Any litigation of this type brought against us could result in substantial costs and a diversion of our management’s attention and resources, which could cause a material adverse effect on our business, financial condition, results of operations and cash flows.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some Prudential Shareholders and, as a result, these Prudential Shareholders may sell our shares after the completion of the Demerger, which could cause the price of our Class A common stock to decline. See “—Future sales of shares by our existing stockholders could cause our stock price to decline.” Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Future sales of shares by our existing stockholders could cause our stock price to decline.

Sales of substantial amounts of our Class A common stock in the public market following the completion of the Demerger, or the perception that these sales could occur, could cause the market price of our Class A common stock to decline. These sales, or the possibility that these sales could occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Following the completion of the Demerger, we will have approximately                issued and outstanding shares of Class A common stock and approximately                 issued and outstanding shares of Class B common stock. In addition, shares of Class B common stock automatically convert into shares of Class A common stock upon the occurrence of certain events. See “Description of Capital Stock—Common Stock.” All of the shares of Class A common stock issued and outstanding following the completion of the Demerger will be immediately tradable without restriction under the Securities Act of 1933, as amended, or the “Securities Act,” except for any shares held by “affiliates,” as that term is defined in Rule 144 under the Securities Act (“Rule 144”).

In addition, after the completion of the Demerger, Prudential will hold shares of JFI’s outstanding Class A common stock representing approximately 19.9% of the total combined voting power of JFI’s common stock and approximately 19.7% of JFI’s total common stock. Prudential intends to monetize a portion of its retained shares of Class A common stock for cash proceeds within 12 months following the completion of the Demerger, such that Prudential expects to own less than 10% of the total combined voting power of JFI’s common stock at the end of such period. We will agree that, upon the request of Prudential, we will use our reasonable best efforts to effect a registration under applicable federal and state securities laws of any shares of Class A common stock retained by Prudential to the extent that Prudential wishes to sell the shares of Class A common stock it retains.

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In the future, JFI may issue additional shares of Class A common stock or other equity or debt securities convertible into or exercisable or exchangeable for shares of Class A common stock in connection with a financing, strategic investment, litigation settlement or employee arrangement or otherwise. Any of these issuances could result in substantial dilution to our existing stockholders and could cause the trading price of our Class A common stock to decline.

Upon the completion of the Demerger, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of Class A common stock to be issued under the Jackson Financial Inc. 2021 Omnibus Incentive Plan, which we expect to be adopted prior to the completion of the Demerger. As a result, all shares of Class A common stock acquired upon exercise of stock options granted under our plans will also be freely tradable under the Securities Act, unless purchased by our affiliates. We have reserved 11,000,000 shares of Class A common stock for future issuances under the 2021 Omnibus Incentive Plan adopted in connection with the Demerger.

Index funds that hold Prudential ordinary shares likely will be required to sell their shares of Class A common stock received in the Demerger to the extent we are not included in the relevant index. In addition, a significant percentage of Prudential Shareholders are not residents in the United States. Many of these shareholders may sell their shares immediately following the Demerger. The sale of significant amounts of our Class A common stock for the above or other reasons, or the perception that such sales will occur, may cause the price of our Class A common stock to decline.

Our ability or plan to pay dividends on our common stock or to repurchase our common stock at the desired level could be limited or could change.

Any declaration of cash dividends, stock repurchases or other returns of capital will be at the discretion of the JFI board of directors and will depend on many factors, including our financial condition, earnings, liquidity and capital requirements, regulatory constraints, level of indebtedness, contractual restrictions with respect to payment of cash dividends or repurchasing stock, restrictions imposed by Delaware law, general business conditions, a change in strategy and any other factors that the JFI board of directors deems relevant in making such a determination. Therefore, there can be no assurance that we will pay any cash dividends, make stock repurchases or make other distributions or returns on our common stock, or as to the amount of any such cash dividends, stock repurchases, distributions or returns of capital. See “Dividend Policy.”

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have, and may never obtain, research coverage for our Class A common stock. If there is no research coverage of our Class A common stock, the trading price for our Class A common stock could be negatively impacted. In the event we obtain research coverage for our Class A common stock, if one or more of the analysts downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of the analysts ceases coverage of our Class A common stock or fails to publish reports on us regularly, demand for our Class A common stock could decrease, which could cause our Class A common stock price or trading volume to decline.

Future offerings of debt or equity securities which would rank senior to our Class A common stock could adversely affect the market price of our Class A common stock.

In the future, we may decide to issue senior or subordinated debt securities or preferred stock or other equity securities that rank senior to our Class A common stock. Indentures or other instruments governing such securities may include covenants restricting our operating flexibility and ability to pay dividends and make other distributions to our stockholders. Additionally, any convertible or exchangeable securities that we issue in the future could have rights, preferences and privileges more favorable than those of our Class A common stock and could result in dilution to owners of our Class A common stock. We and, indirectly, our stockholders, will bear

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the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our Class A common stock will bear the risk of our future offerings, reducing the market price of our Class A common stock and diluting the value of their Class A common stock holdings in us.

Anti-takeover provisions in our certificate of incorporation and bylaws could discourage, delay or prevent a change of control of our company and could affect the trading price of our Class A common stock.

Our certificate of incorporation and our bylaws will include a number of provisions that could discourage, delay or prevent a change in our management or control over us that stockholders consider favorable. For example, our certificate of incorporation and bylaws collectively will:

•	authorize the issuance of shares of Class A common stock to create voting impediments or to frustrate persons seeking to effect a takeover or gain control;

•	authorize the issuance of “blank check” preferred stock that could be issued by our board of directors to thwart a takeover attempt;

•	provide that vacancies on our board of directors, including vacancies resulting from an enlargement of our board of directors, may be filled only by a majority vote of directors then in office;

•	prohibit stockholder action by written consent, thereby requiring all actions to be taken at a meeting of the stockholders; and

•	establish advance notice requirements for nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders.

These provisions could prevent our stockholders from receiving the benefit from any premium to the market price of our Class A common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions could adversely affect the prevailing market price of our Class A common stock if the provisions are viewed as discouraging takeover attempts in the future. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws.”

Our certificate of incorporation and bylaws could also make it difficult for stockholders to replace or remove our management. Furthermore, the existence of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of Class A common stock. These provisions could facilitate management entrenchment that could delay, deter, render more difficult or prevent a change in our control, which may not be in the best interests of our stockholders.

Applicable insurance laws could make it difficult to effect a change of control of our company.

The insurance laws and regulations of the various states in which our insurance subsidiaries are organized could delay or impede a business combination involving us. State insurance laws prohibit an entity from acquiring control of an insurance company without the prior approval of the domestic insurance regulator. Under most states’ statutes, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. These regulatory restrictions could delay, deter or prevent a potential merger or sale of our company, even if our board of directors decides that it is in the best interests of stockholders for us to merge or be sold. These restrictions also could delay sales by us or acquisitions by third parties of our insurance subsidiaries.

Our certificate of incorporation will include provisions limiting the personal liability of our directors for breaches of fiduciary duty under the Delaware General Corporation Law.

Our certificate of incorporation will contain provisions permitted under the General Corporation Law of the State of Delaware (“DGCL”) relating to the liability of directors. These provisions will eliminate a director’s

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personal liability to the fullest extent permitted by the DGCL for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder is able to demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our certificate of incorporation could discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware or the federal courts, as applicable, as the sole and exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or stockholders.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our current or former directors, officers, other employees, agents or stockholders, (iii) any action asserting a claim arising out of or under the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware (including, without limitation, any action asserting a claim arising out of or pursuant to our certificate of incorporation or our bylaws) or (iv) any action asserting a claim that is governed by the internal affairs doctrine. Unless we consent to an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, the Exchange Act, and the rules and regulations thereunder. Neither this provision nor the exclusive forum provision will mean that stockholders have waived our compliance with federal securities laws and the rules and regulations thereunder. By becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our certificate of incorporation related to choice of forum. The choice of forum provisions in our certificate of incorporation will limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or any of our current or former directors, officers, other employees, agents or stockholders, which could discourage lawsuits with respect to such claims. Additionally, a court could determine that the exclusive forum provision is unenforceable. If a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable to, or unenforceable in respect of, one or more specified types of actions and proceedings, we could incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition, results of operations and cash flows.

Our dual class structure could depress the trading price of our Class A common stock.

JFI has two classes of common stock: Class A common stock and Class B common stock. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to one-tenth of one vote per share. All of our Class B common stock is owned by Athene for insurance regulatory purposes. Our dual class structure could result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have

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announced restrictions on including companies with dual or multiple class share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares of common stock from being added to these indices. In addition, several stockholder advisory firms have announced their opposition to the use of dual or multiple class structures. As a result, the dual class structure of our common stock could prevent the inclusion of our Class A common stock in these indices and may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our Class A common stock. Any actions or publications by stockholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.

Furthermore, the conversion of each share of Class B common stock into one share of Class A common stock will result in a greater number of total votes attributed to our shares of common stock, and will therefore dilute the voting power of our currently outstanding shares of Class A common stock. Shares of our Class A common stock are entitled to one vote per share and shares of Class B common stock are entitled to one-tenth of one vote per share. Each outstanding share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer and upon being held by a stockholder that beneficially owns less than 9.9% of the total combined voting power of our common stock, except for certain exceptions and permitted transfers described in our certificate of incorporation.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This information statement contains forward-looking statements which can be identified by the use of terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “aims,” “projects,” “is optimistic,” “intends,” “plans,” “estimates,” “anticipates,” “is designed,” “objectives,” “initiatives” or other comparable terms. Forward-looking statements include, without limitation, all matters that are not historical facts. They appear in a number of places throughout this information statement and include, without limitation, statements regarding our intentions, beliefs, assumptions or current plans and expectations concerning, among other things, our expectations with respect to distributing capital to our stockholders; financial position; results of operations; cash flows; financial goals and targets; prospects; growth strategies or expectations; laws and regulations; customer retention; the outcome (by judgment or settlement) and costs of legal, administrative or regulatory proceedings, investigations or inspections, including, without limitation, collective, representative or class action litigation; and the impact of prevailing capital markets and economic conditions.

Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that forward-looking statements are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of the market in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this information statement. In addition, even if our results of operations, financial condition and cash flows, and the development of the market in which we operate, are consistent with the forward-looking statements contained in this information statement, those results or developments may not be indicative of results or developments in subsequent periods. A number of important factors, including, without limitation, the risks, uncertainties and assumptions discussed in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business—Financial Goals” in this information statement, could cause actual results and outcomes to differ materially from those reflected in the forward-looking statements. Factors that could cause actual results and outcomes to differ from those reflected in forward-looking statements include, without limitation:

•	general conditions in the global capital markets and the economy;

•

adverse capital and credit market conditions, including volatility in interest rates and credit spreads, prolonged periods of low interest rates, volatile equity markets and decreased liquidity and credit capacity;

•	adverse impacts on our results of operations and capitalization as a result of optional guarantee benefits within certain of our annuities;

•	unavailability of hedging instruments and inadequacy of our hedging and reinsurance programs to protect us against the full extent of the exposure or losses we seek to mitigate;

•	variance in the performance of our hedge assets and customer funds, also referred to as basis risk;

•	disruptions in our business functions as a result of adverse outcomes from our operational risks and those of our material outsourcing partners;

•	operational failures, failure of our information technology systems, and the failure to protect the confidentiality of customer information or proprietary business information;

•	inability to recruit, motivate and retain experienced and productive employees;

•	misconduct by our employees or business partners;

•	difficulty in marketing and distributing products;

•	JFI’s dependence on the ability of its subsidiaries to transfer funds to meet JFI’s obligations and liquidity needs;

•	risks arising from acquisitions or other strategic transactions;

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•	risks related to natural and man-made disasters and catastrophes, diseases, epidemics, pandemics (including COVID-19), malicious acts, cyberattacks, terrorist acts, civil unrest and climate change;

•

incurrence of indebtedness in connection with the Recapitalization, the degree to which we will be leveraged following the Recapitalization and the Demerger and our inability to refinance our indebtedness following the Demerger;

•	deterioration of the credit quality of the securities and loans in our investment portfolio;

•	failure to adequately describe and administer, or meet any of the complex product and regulatory requirements relating to, the many complex features and options contained in our annuities;

•

our counterparties’ requirements to pledge collateral or make payments related to declines in estimated fair value of specified assets and changes in the actual or perceived soundness or condition of other financial institutions and market participants;

•	inadequate reserves due to differences between our actual experience and management’s estimates and assumptions;

•	significant deviations from our assumptions regarding the probabilities that our annuity contracts will remain in force from one period to the next;

•	changes in the levels of amortization of DAC;

•	changes in accounting standards;

•	models that rely on a number of estimates, assumptions, sensitivities and projections that are inherently uncertain and which may contain misjudgments and errors;

•	a downgrade in our financial strength or credit ratings;

•	competition from other insurance companies, banks, asset managers and other financial institutions;

•	failure of our risk management policies and procedures to adequately identify, monitor and manage risks, which could leave us exposed to unidentified or unanticipated risks;

•	changes in U.S. federal income or other tax laws or the interpretation of tax laws;

•	changes in U.S. federal, state and other securities and state insurance laws and regulations;

•	adverse outcomes of legal or regulatory actions; and

•	the timing of the Demerger, including whether the conditions to the Demerger will be met, and the failure to realize any or all of the anticipated benefits of the Demerger.

Other risks, uncertainties and factors, including those discussed in “Risk Factors,” could cause our actual results to differ materially from those projected in any forward-looking statements we make. You should read carefully the factors described in “Risk Factors” to better understand the risks and uncertainties inherent in our business and underlying any forward-looking statements.

You should read this information statement completely and with the understanding that actual future results may be materially different from expectations. All forward-looking statements made in this information statement are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this information statement, and we do not undertake any obligation to update or revise any forward-looking statements to reflect the occurrence of events, unanticipated or otherwise, other than as may be required by law.

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THE DEMERGER

Background and Reasons for the Demerger

As discussed in more detail in the Prudential Circular, Prudential previously announced its intention to separate the Company from the Prudential Group. The Prudential Board has concluded that the Prudential Group should focus exclusively on the opportunities offered by its Asia and Africa operations. The Demerger will result in two separate, publicly-traded companies. The Demerger is designed to allow the Prudential Group and the Company to pursue their distinct products, geographic markets and strategies, tailor their risk and capital management policies accordingly, and enhance the efficiency of their respective operating and reporting structures. The Demerger will also allow Prudential shareholders to determine whether to continue to participate in both businesses, or adjust their exposure to each business over time.

The separation of the Company by way of a distribution of JFI’s Class A common stock is designed to allow the Prudential Group to execute the separation of the Prudential Group and the Company on a more certain and accelerated basis relative to a JFI initial public offering followed by future sell-downs over time, The Demerger will also permit Prudential Shareholders to make their own investment decisions going forward as to whether or not they wish to retain their exposure to the Company, independent of their exposure to the Prudential Group.

Following the Demerger, Prudential will hold shares of JFI’s Class A common stock representing approximately 19.9% of the total combined voting power of JFI’s common stock and approximately 19.7% of JFI’s total common stock. There will be no special governance rights related to Prudential’s retained equity interest, and Prudential intends to classify the retained equity interest as a financial investment. Prudential intends to monetize a portion of its retained shares of Class A common stock for cash proceeds within 12 months following the completion of the Demerger, such that Prudential expects to own less than 10% of the total combined voting power of JFI’s common stock at the end of such period.

When and How You Will Receive Class A Common Stock

Prudential will distribute to its shareholders pro rata one share of JFI’s Class A common stock for every 40 Prudential ordinary shares issued and outstanding as of the Record Date, which is expected to be                    UK time on            , 2021 for Prudential Shareholders on the UK Register and Prudential ADR Holders and                    Hong Kong time on            , 2021 for Prudential Shareholders on the Hong Kong Register.

Equiniti Trust Company will serve as transfer agent and registrar for our Class A common stock following the completion of the Demerger.

If you own Prudential ordinary shares on the Record Date, the shares of Class A common stock that you are entitled to receive in the Demerger will be issued to your account as follows:

•

Certificated shareholders. If you are a certificated shareholder (meaning you hold Prudential share certificates), it is expected that you will be eligible for the Jackson Nominee Service if your address on the UK register is in the UK, Isle of Man and Channel Islands. Eligible CSN Holders will receive shares of Class A common stock through the Jackson Nominee Service by default unless a valid Form of Election is returned opting out of this service. See “—Jackson Nominee Service.” If you are not eligible for the Jackson Nominee Service or you opt out of the service, our transfer agent will credit the whole shares of Class A common stock you receive in the Demerger by way of direct registration in book-entry form under the Direct Registration System (the “DRS”) to your DRS book-entry account on or shortly after the applicable Distribution Date. See “—Direct Registration System.”

•

Prudential CREST shareholders: If you own your Prudential ordinary shares in uncertificated form through CREST (directly or through a broker or other nominee with a CREST account) immediately prior to the Record Date (“Prudential CREST Shareholders”) you will be issued a number of CDIs representing Class A common stock (a “Jackson CDI”) equivalent to the number of shares of Class A common stock you would have been entitled to receive as a certificated shareholder. One Jackson CDI

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will represent one share of Class A common stock. The Jackson CDIs will reflect the same economic rights as are attached to shares of Class A common stock. However, while the holders of Jackson CDIs will have an interest in the underlying shares of Class A common stock, they will not be registered holders of the shares of Class A common stock. The CREST depository will hold the beneficial interests in the shares of Class A common stock which are represented by the Jackson CDIs on bare trust for the Prudential CREST Shareholders. The CREST depository will be instructed to credit the appropriate stock account in CREST of each Prudential CREST Shareholder with such Prudential CREST Shareholder’s entitlement to Jackson CDIs representing the shares of Class A common stock promptly after                 , 2021. The stock account concerned will be an account under the same participant ID and member account ID under which the relevant Prudential CREST Shareholder holds the relevant Prudential ordinary shares.

•

Shareholders in the Prudential Corporate Sponsored Nominee: If you own your Prudential ordinary shares beneficially through the Prudential Corporate Sponsored Nominee, except if you have a registered address in the EEA, it is expected that you will be eligible for the Jackson Nominee Service and, as a result, you will receive shares of Class A common stock through the Jackson Nominee Service by default, without any option to opt out, in accordance with the terms and conditions of the Prudential Corporate Sponsored Nominee. See “—Jackson Nominee Service.”

If you hold Prudential ordinary shares on the Record Date and decide to sell them on or before the applicable Distribution Date, you will sell your Prudential ordinary shares without your entitlement to our Class A common stock. If you decide to sell before the Record Date, you should discuss with your bank, broker or other nominee how this may affect your entitlement to the Class A common stock. See “—Trading Prior to the Distribution Date” for more information.

Prudential Shareholders are being asked to approve the Demerger at the Prudential General Meeting. The Demerger qualifies as a Class 1 transaction under UK Listing Rules and so requires the approval of Prudential Shareholders at the Prudential General Meeting. In connection with the Prudential General Meeting, Prudential is separately making available to its shareholders the Prudential Circular. The Prudential Circular will contain a form of proxy and describe the procedures for voting the Prudential ordinary shares and other details regarding the Prudential General Meeting.

We are not asking you to surrender any of your Prudential ordinary shares for shares of JFI’s Class A common stock. The number of outstanding Prudential ordinary shares will not change as a result of the Demerger.

Jackson Nominee Service

The Jackson Nominee Service is a corporate sponsored nominee service provided by Equiniti Financial Services Limited which will enable Eligible CSN Shareholders to hold their entitlement to Class A common stock as a result of the Demerger in the form of CREST Depository Interests (“CDIs”). This service is being offered to Eligible CSN Shareholders to assist certain shareholders who may face logistical or practical difficulties in holding shares listed on a U.S. exchange by way of direct registration in book-entry form.

The Jackson Nominee Service provides a convenient way of holding Class A common stock for Eligible CSN Shareholders. Individuals’ names will not appear on JFI’s stockholder register. Instead, the CDIs representing the Class A common stock will be held on behalf of those individuals in the name of Equiniti Corporate Nominees Limited. Stockholders holding shares of Class A common stock in the Jackson Nominee Service will have similar rights to those stockholders who hold their Class A common stock by way of direct registration statement. Share dealing services will be available to stockholders holding shares of Class A common stock via the Jackson Nominee Service once they have received their shareholder reference which will be provided on their opening statement. This will be posted to them within 10 business days of                 , 2021, the Distribution Date for Prudential Shareholders on the UK Register.

These services are provided by Equiniti Financial Services Limited, which is authorized and regulated by the FCA. For more information, see the terms and conditions of the Jackson Nominee Service sent to Prudential

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Shareholders with the UK Circular. The Jackson Nominee Service will only be available to Eligible CSN Shareholders. Following the distribution of Class A common stock pursuant to the Demerger, the Jackson Nominee Service will not be open to new stockholders of JFI, except through transfers within the Jackson Nominee Service.

Direct Registration System

Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to shareholders, as is the case in the Demerger. The transfer agent will keep a record of your shares of Class A common stock on our stock register. You will be able to access information regarding your DRS account holding the Class A common stock at EQ Shareowner Services using the following website: shareowneronline.com or via our transfer agent’s interactive voice response system at 833-914-2116. Promptly after the applicable Distribution Date, the transfer agent and registrar will mail to you a DRS account statement indicating the number of whole shares of Class A common stock that have been registered in book-entry form under the DRS in your name.

Under the DRS, you will be able to request that the transfer agent sell your shares of Class A common stock. Such a sale would be at your expense. If you will be receiving whole shares of Class A common stock in the Demerger, you will receive a description of the DRS, including how such a sale may be requested and accomplished by the transfer agent, together with the DRS account statement described above.

Number of Shares You Will Receive

On the Distribution Date, you will receive one share of Class A common stock for every 40 Prudential ordinary shares you owned as of the Record Date, which is expected to be                    UK time on            , 2021 for Prudential Shareholders on the UK Register and Prudential ADR Holders and                    Hong Kong time on            , 2021 for Prudential Shareholders on the Hong Kong Register.

Treatment of Fractional Shares

The transfer agent will not distribute fractional shares of our Class A common stock in connection with the Demerger. Instead, the transfer agent will aggregate all fractional shares into whole shares and sell, or cause to be sold, the whole shares in the open market at prevailing market prices on behalf of Prudential Shareholders and Prudential ADR Holders who would otherwise have been entitled to receive fractional shares. The transfer agent will then distribute the aggregate cash proceeds of the sales, in U.S. dollars or, after exchange at the prevailing market rate, GBP Sterling for Prudential Shareholders with a UK, Isle of Man and Channel Islands or EEA address on the UK Register, Hong Kong Dollars for Hong Kong Shareholders and Singapore dollars for Singapore Holders pro rata to these holders, net of applicable withholding taxes. We anticipate that the transfer agent will sell, or cause to be sold, these aggregated fractional shares commencing on the first trading day after the Distribution Date for Prudential ADRs. The transfer agent is not, and any broker-dealer used by the transfer agent will not be, an affiliate of either Prudential or us. Prudential Shareholders and Prudential ADR Holders will not be charged any foreign currency exchange fees, which fees will be paid by Prudential on behalf of the Prudential Shareholders and Prudential ADR Holders.

The transfer agent will arrange to send to each registered holder of Prudential ordinary shares and Prudential ADRs who would otherwise have been entitled to fractional shares a check in the cash amount deliverable in lieu of the fractional shares (or, if you have registered a bank mandate or OPS instruction for the payment of dividends with Equiniti Limited, or, if you are a holder in the Prudential Corporate Sponsored Nominee Service, with Equiniti Financial Services Limited, by BACS payment or through the OPS in the currency you have selected through that service), net of applicable withholding taxes, to which that holder would have otherwise been entitled in the Demerger promptly following the Distribution Date for Prudential ADRs. If you hold your shares in CREST in uncertificated form through a bank, broker or other nominee, settlement of your pro rata share of the aggregate net cash proceeds of the sales will be effected through CREST by the creation of an assured payment obligation in favor of the appropriate CREST account through which you hold such uncertificated shares. No interest will be paid on any cash you receive in lieu of fractional shares. The cash you receive in lieu of fractional shares may be taxable to you. See “Certain Material Tax Considerations” for more information.

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Overview of the Share Sale Option

All Qualifying Shareholders will have the same entitlement to shares of Class A common stock pursuant to the Demerger. However, the Share Sale Option will be available to all Small Shareholders on equal terms and conditions, and will allow them to elect to have the shares of Class A common stock to which they will be entitled upon completion of the Demerger sold on their behalf and the cash proceeds, net of applicable withholding taxes, paid to them instead. The sale will be conducted by an independent broker and that broker will be entitled to charge no more than customary brokerage fees, which fees will be paid by Prudential on behalf of Small Shareholders.

The shares of Class A common stock of those Small Shareholders who make such an election will be transferred to and sold by the Sale Agent. It is expected that the Sale Agent will have until             , 2021, the date that is 60 days from the Distribution Date for Prudential Shareholders on the UK Register, to make the sales for participating Small Shareholders. The sale proceeds from the sale of shares of Class A common stock under the Share Sale Option will be pooled together and the amount of money due to each participating Small Shareholder will be calculated on an averaged basis so that all participating Small Shareholders will receive the same price per share of Class A common stock, subject to rounding.

It is expected that a check for the sale proceeds, in U.S. dollars or, after exchange at the prevailing market rate, GBP Sterling for Prudential Shareholders with an address in the UK, Isle of Man and Channel Islands or EEA on the UK Register, Hong Kong Dollars for Hong Kong Shareholders and Singapore dollars for Singapore Holders, net of applicable withholding taxes, will be mailed to you at your own risk (or, if you have registered a bank mandate or OPS instruction for the payment of dividends with Equiniti Limited, or, if you are a holder in the Prudential Corporate Sponsored Nominee Service, with Equiniti Financial Services Limited, by BACS payment or through the OPS in the currency you have selected through that service) by no later than             , 2021, or a direct registration statement, or Jackson Nominee Service statement, in respect of shares of Class A common stock will be mailed at your own risk by             , 2021, depending on your election. Prudential Shareholders will not be charged any foreign currency exchange fees, which fees will be paid by Prudential on behalf of the Prudential Shareholders.

Small Shareholders will receive a Form of Election pursuant to which they may elect to participate in the Share Sale Option. Small Shareholders should complete, sign and return the Form of Election in accordance with the instructions set out in the Form of Election.

It will not be possible for a Small Shareholder to elect to have only some, but not all, of their shares of Class A common stock sold under the Share Sale Option. Small Shareholders may elect to (i) take the Share Sale Option in respect of their full entitlement of shares of Class A common stock or (ii) receive a direct registration statement in respect of their full entitlement of shares of Class A common stock.

The availability of the Share Sale Option is subject to the Demerger becoming effective. The availability of the Share Sale Option is not conditional on a minimum number of Small Shareholders electing to take it or on any minimum number of shares of Class A common stock being sold under it.

Contingency arrangements in respect of settlement in Hong Kong

The deadline for Qualifying Shareholders in Hong Kong to return a completed Form of Election will not be valid if there is a tropical cyclone warning signal no.8 or above, “extreme conditions” caused by super typhoons, a “black” rainstorm warning or any other event that prevents or substantially disrupts business activity in Hong Kong on             , 2021. The arrangements should one of more of these events occur will be as follows:

(A)

subject to paragraph (C) below, if there is a tropical cyclone warning signal no.8 or above, “extreme conditions” caused by super typhoons, or a “black” rainstorm warning in force in Hong Kong at any local time before 12.00 noon and no longer in force after 12.00 noon on             , 2021, the deadline to return a completed Form of Election will be 5.00 p.m. on the same business day;

(B)	subject to paragraph (C) below, if there is a tropical cyclone warning signal no.8 or above, “extreme conditions” caused by super typhoons, or a “black” rainstorm warning in force in Hong Kong

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at any local time between 12.00 noon and 4.30 p.m. on the next business day which does not have either of those warnings in force at any time between 9.00 a.m. and 4.30 p.m.; and

(C)

to the extent that there is any event that prevents or substantially disrupts business activity in Hong Kong on            , 2021, the deadline to return a completed Form of Election will be rescheduled to 4.30 p.m. on the next business day on which there is no such disruptive event.

The settlement process for Qualifying Shareholders in Hong Kong described above will then take place as soon as practicable afterwards.

Holders of beneficial interests in Prudential ordinary shares through the CCASS

If you hold an interest in Prudential ordinary shares through the CCASS, you will need to take further action to receive shares of Class A common stock to which you will be entitled or to take the Share Sale Option (which is available to Small Shareholders only).

You will need to provide instructions to your Intermediary to receive your entitlement to shares of Class A common stock deposited into a direct registration account in your name, or if you are a Small Shareholder and you wish to take the Share Sale Option. You will also need to provide certain information to take your chosen option.

If you do not provide any instructions or information required to take your chosen option within the time requested, you will be beneficially entitled to receive the shares of Class A common stock under the Demerger. If you wish to hold a direct registration account in respect of your shares of Class A common stock in your own name, you will need to contact your Intermediary and provide your Intermediary with instructions to arrange for such direct registration account to be re-issued in your name through the transfer agent in Hong Kong.

If you hold a beneficial interest in Prudential ordinary shares through the CCASS and you do not provide any instructions or information required to take your chosen option within the time requested, and you are accordingly beneficially entitled to receive your shares of Class A common stock under the Demerger, then you may be deemed to have waived any entitlement to receive cash from the sale of any fractional shares of Class A common stock to which you may otherwise have been entitled due to the administrative difficulties of calculating your entitlement in these circumstances.

If you are a Small Shareholder and choose to take the Share Sale Option and provide the required information within the time requested, the shares of Class A common stock to which you will be entitled will be sold and the cash sale proceeds in U.S. dollars or, after exchange at the prevailing market rates, Hong Kong dollars for shareholders resident in Hong Kong, net of applicable withholding taxes, paid to HKSCC Nominees Limited for onward pro rata transmission to you. Prudential Shareholders will not be charged any foreign currency exchange fees, which fees will be paid by Prudential on behalf of the Prudential Shareholders.

Singapore Holders

Owing to practical difficulties arising in connection with the distribution and settlement of shares of Class A common stock to Singapore Holders through CDP, it is expected that the Share Sale Option will be compulsory for Singapore Holders at the applicable Record Date (being the Record Date for Hong Kong Shareholders). Therefore the shares of Class A common stock to which such Singapore Holders will be entitled upon completion of the Demerger will be sold on their behalf under the Share Sale Option and the cash proceeds, net of applicable withholding taxes, paid to HKSCC Nominees Limited for onward transmission to them via CDP.

Singapore Holders who wish to retain the option of receiving shares of Class A common stock may request to move their holding of interests in Prudential ordinary shares from CDP to CCASS, such that their interests in Prudential ordinary shares are credited into the relevant CCASS account by or before the Record Date for Hong Kong Shareholders. Such Singapore Holder would then be considered as a holder of beneficial interests in

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Prudential ordinary shares through the CCASS, and the settlement process in respect of the shares of Class A common stock for such Singapore Holder would be as described in the section above.

A Singapore Holder who holds their interest in the Prudential ordinary shares through CDP and wishes to remove such interest in the Prudential ordinary shares from CDP to the CCASS can do so as follows:

•	the Singapore Holder or their CCASS participant must have a securities account in the CCASS system;

•

the Singapore Holder (where the Singapore Holder holds a direct securities account with CDP) or their depository agent (where the Singapore Holder holds a securities sub-account with a depository agent) shall submit the following to CDP;

•	a duly executed CDP transfer form; and

•

payment of the applicable transfer charges (currently comprising the transfer fee of a minimum of S$30.00 and a maximum of S$100.00 and all applicable conversion and correspondent bank charges), together with the applicable goods and services tax, and all other charges as may be prescribed by CDP in its sole discretion;

•	the Singapore Holder must simultaneously instruct CDP’s CCASS participant to expect receipt of such interest in Prudential ordinary shares from CDP and to match the relevant movement;

•

upon receipt of the duly completed CDP transfer form, CDP will debit the relevant number of Prudential ordinary shares from the Singapore Holder’s securities account with CDP and thereafter instruct its CCASS participant to move such Prudential ordinary shares to the CCASS account as specified by the Singapore Holder; and

•	CDP will send a confirmation of the debit to the Singapore Holder.

If the Singapore Holder wishes to move their interest in the Prudential ordinary shares from CDP to the CCASS, they shall be responsible for ensuring that the Prudential ordinary shares are credited into the relevant CCASS account in time for them to be recorded as holding a beneficial interest in Prudential ordinary shares through CCASS by or before the Record Date.

Treatment of Prudential ADRs

If you are a holder of Prudential ADRs, you will receive your entitlement to whole shares of Class A common stock on             , 2021, the Distribution Date for Prudential ADRs. JPMorgan Chase Bank N.A., in its capacity as the U.S. Depositary for Prudential ADRs, will instruct our transfer agent to deliver the shares of Class A common stock to which the U.S. Depositary is entitled directly to holders of Prudential ADRs, either in a book-entry account at our transfer agent, or for Prudential ADRs held through a bank, broker, or other nominee, to such bank, broker or other nominee. The Share Sale Option will be available to Prudential ADR Holders who are registered holders of 5,000 or fewer Prudential ADRs.

Results of the Distribution

After the completion of the Demerger, we will be a separate, publicly-traded company. Immediately following the completion of the Demerger, we expect to have approximately                  shares of Class A common stock issued and outstanding. The actual number of shares of Class A common stock Prudential will distribute in the Demerger will depend on the actual number of Prudential ordinary shares issued and outstanding on the Record Date, and will reflect any issuance of new shares or exercises of outstanding options pursuant to Prudential’s equity plans on or prior to the Record Date. The distribution will not affect the number of issued and outstanding Prudential ordinary shares or any rights of Prudential Shareholders.

In connection with the Demerger, we and Prudential have entered into the Demerger Agreement and the Registration Rights Agreement. These agreements will govern the relationship between Prudential and us up to and after completion of the Demerger. See “Certain Relationships and Related Party Transactions.”

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Listing and Trading of our Class A Common Stock

We are presently an indirect majority-owned subsidiary of Prudential. Accordingly, no public trading market for our Class A common stock currently exists, although a “when-issued” market in our Class A common stock may develop prior to the completion of the Demerger. See “—Trading Prior to the Distribution Date” below for an explanation of “when-issued” trading. We expect to apply to list our Class A common stock on the NYSE under the symbol JXN. Following the completion of the Demerger, the Prudential ordinary shares will retain their premium listing on the Official List and will continue to be traded on the premium segment for listed securities of the LSE and on the main market of the HKSE. The Prudential ordinary shares will also maintain their secondary listings on the NYSE (in the form of the Prudential ADRs) and the SGX-ST.

There is no certainty as to the price of Prudential ordinary shares or our Class A common stock following the Demerger. The price at which Prudential ordinary-shares and our Class A common stock may be quoted, and the price which investors may realize for such shares, will be influenced by a large number of factors. Some of these may be specific to either the Prudential Group or the Company and their respective operations, and others may affect the industries in which they operate, other comparable companies or publicly-traded companies as a whole. The price of Prudential ordinary shares may also be affected by the exchange on which they trade. There can be no assurance that, following the completion of the Demerger, the combined trading prices of the Prudential ordinary shares and our Class A common stock will equal or exceed what the trading price of Prudential ordinary shares would have been in the absence of the Demerger. It is possible that after the completion of the Demerger, the combined equity value of Prudential and JFI will be less than Prudential’s equity value before the Demerger. See “Risk Factors.”

The shares of Class A common stock distributed to Prudential Shareholders will be freely transferable, unless you are considered our “affiliate” under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the completion of the Demerger generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with us, and may include certain of our officers and directors. In addition, individuals who are affiliates of Prudential on the applicable Distribution Date may be deemed to be our affiliates following the completion of the Demerger. Our affiliates will be permitted to sell their shares of Class A common stock only pursuant to a registration statement that the SEC has declared effective under the Securities Act or under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

Trading Prior to the Distribution Date

We expect a “when-issued” market in our Class A common stock to develop on or shortly before             , 2021, the Record Date for Prudential Shareholders on the UK Register and Prudential ADR Holders, and continue up to and including             , 2021, the Distribution Date for Prudential ADR Holders. When-issued trading refers to a sale or purchase made conditionally on or before the securities of the spun-off entity have been distributed. If you own Prudential ordinary shares on the Record Date, you will be entitled to receive shares of Class A common stock in the Demerger. You may trade this entitlement to receive shares of Class A common stock, without the Prudential ordinary shares you own, on the when-issued market. We expect when-issued trades of our Class A common stock to settle on             , 2021, which is three trading days after the expected Distribution Date for Prudential ADRs. On             , 2021, the first trading day following the Distribution Date for Prudential ADR Holders, we expect that when-issued trading of our Class A common stock will end and “regular-way” trading will begin.

We also anticipate that on or shortly before the Record Date and continuing up to and including             , 2021 (in the case of Prudential ordinary shares) or             , 2021 (in the case of Prudential ADRs), there will be two markets in Prudential ordinary shares and Prudential ADRs: cum-entitlement and ex-entitlement. Prudential ordinary shares and Prudential ADRs that trade cum-entitlement will trade with an entitlement to receive shares of Class A common stock in the Demerger. Shares that trade ex-entitlement will trade without an entitlement to receive shares of Class A common stock in the Demerger. Therefore, if you sell your Prudential ordinary shares or Prudential ADRs cum-entitlement up to and including             , 2021 (in the case of Prudential ordinary shares) or             , 2021 (in the case of Prudential ADRs), you will be selling your right to receive shares of Class A

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common stock in the Demerger. However, if you own Prudential ordinary shares on             , 2021 and sell those shares up to and including the applicable Distribution Date, you will still be entitled to receive shares of Class A common stock in the Demerger.

Following the Distribution Date for Prudential ADR Holders, we expect our Class A common stock to be listed on NYSE under the trading symbol JXN. If when-issued trading occurs, the listing for our Class A common stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our when-issued trading symbol when and if it becomes available. If the Demerger does not occur, all when-issued trading will be null and void.

Conditions to the Distribution

We expect that the Demerger will be effective on             , 2021, the Distribution Date for Prudential Shareholders on the UK Register provided that the following conditions have been satisfied:

•	the approval of the Demerger by Prudential Shareholders at the Prudential General Meeting;

•	the approval of the Demerger by the Prudential Board;

•

completion of the pre-completion reorganization (whereby all of the shares of Class A common stock held by PUSH are distributed to PCAL, and then such shares are distributed from PCAL to Prudential to ensure that, immediately prior to completion of the Demerger, JFI is a direct majority-owned subsidiary of Prudential) and the reclassification of our common stock;

•

that the Form 10, of which this information statement is a part, has been declared effective by the SEC under the Exchange Act, no stop order suspending the effectiveness of the Form 10 will be in effect and no proceedings for that purpose will be pending before or threatened by the SEC;

•

any regulatory approvals that have been obtained and which are required for the implementation of the Demerger not having been withdrawn, revoked or rescinded (and such regulatory approvals not having lapsed);

•	Prudential’s sponsor’s agreement with Goldman Sachs International not having terminated;

•	acceptance by the NYSE of our Class A common stock for listing, subject to official notice of issuance; and

•	the no objection letter issued by the Hong Kong Stock Exchange regarding the Demerger pursuant to Practice Note 15 of the Hong Kong Listing Rules has not be withdrawn.

Reasons for Furnishing this Information Statement

Prudential is making this information statement available solely to provide information to Prudential Shareholders who will receive shares of Class A common stock in the Demerger. You should not construe this information statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Prudential. This information statement does not contain a proxy and is not intended to constitute solicitation material under U.S. federal securities law. Changes to the information contained in this information statement may occur after the date of this information statement, and neither Prudential nor we undertake any obligation to update the information herein except as otherwise may be required by law or in the normal course of Prudential’s and our public disclosure obligations and practices.

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DIVIDEND POLICY

Consistent with our goals to manage risk and capital and optimize our financial leverage, we generally intend to target return of capital to our stockholders, which may take the form of cash dividends and/or stock repurchases, on an annual basis of approximately 40-60% of the annual change in our excess capital, adjusted for any contributions and distributions, subject to market conditions and approval by our board of directors. We define excess capital as total adjusted capital less 300% of company action level required capital. Consistent with statutory accounting requirements, total adjusted capital is defined as Jackson National Life’s statutory capital and surplus, plus asset valuation reserve and 50% of policyholder dividends of Jackson National Life and its subsidiaries. Company action level required capital is the minimum amount of capital necessary for Jackson National Life to avoid submitting a corrective action plan to its regulator.

We expect to be in a position to distribute capital of between $325 million and $425 million to our stockholders in the first 12 months following the completion of the Demerger, through cash dividends and/or stock repurchases, depending on market conditions and subject to approval by our board of directors.

Any declaration of cash dividends or stock repurchases will be at the discretion of JFI’s board of directors and will depend on our financial condition, earnings, liquidity and capital requirements, regulatory constraints, level of indebtedness, contractual restrictions with respect to paying cash dividends or repurchasing stock, restrictions imposed by Delaware law, general business conditions and any other factors that JFI’s board of directors deems relevant in making any such determination. Therefore, there can be no assurance that we will pay any cash dividends to holders of our common stock or approve any stock repurchase program, or as to the amount of any such cash dividends or stock repurchases.

Delaware law requires that dividends be paid and stock repurchases made only out of “surplus,” which is defined as the fair market value of our net assets, minus our stated capital; or out of the current or the immediately preceding year’s earnings. JFI is a holding company and has no direct operations. All of our business operations are conducted through our subsidiaries. Any dividends we pay or stock repurchases we make will depend upon the funds legally available for distribution, including dividends or distributions from our subsidiaries to us. The states in which our insurance subsidiaries are domiciled impose certain restrictions on our insurance subsidiaries’ ability to pay dividends to their parent companies. These restrictions are based in part on the prior year’s statutory income and surplus, as well as earned surplus. Such restrictions, or any future restrictions adopted by the states in which our insurance subsidiaries are domiciled, could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable by our subsidiaries without affirmative approval of state regulatory authorities. See “Risk Factors—As a holding company, JFI depends on the ability of its subsidiaries to meet its obligations and liquidity needs, including dividends and stock repurchases.” For a discussion of the dividend capacity at Brooke Life and Jackson National Life, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Distributions from our Insurance Company Subsidiaries.”

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RECAPITALIZATION

We have historically operated with a capital structure that reflected our status as a wholly-owned subsidiary of Prudential. To prepare for the Demerger and operation as a separate public company, we will undertake a number of financing initiatives designed to provide an efficient and flexible capital structure, as summarized below (collectively, the “Recapitalization”). In undertaking the Recapitalization, we are focused on several goals:

•	Maintaining our stand-alone credit ratings,

•	Entering into new financing arrangements that are supported solely on the basis of our stand-alone credit profile, and

•	Establishing and maintaining a minimum amount of approximately $250 million in cash and cash equivalents at JFI.

As of December 31, 2020, on a pro forma basis giving effect to the Recapitalization, we would have had $2.7 billion of indebtedness, representing a total financial leverage ratio of approximately 28%.

Credit Facilities

On February 22, 2021, we and a syndicate of banks entered into a credit agreement consisting of a $1.0 billion 3-year senior unsecured revolving credit facility (the “Revolving Facility”), and a credit agreement consisting of a $1.7 billion 364-day senior unsecured delayed draw term loan facility (the “364-Day DDTL Term Facility”) and a $1.0 billion 2-year senior unsecured delayed draw term loan facility (the “2-Year DDTL Term Facility” and together with the 364-Day DDTL Term Facility, the “DDTL Term Facilities”; and the DDTL Term Facilities, together with the Revolving Facility, the “Facilities”). On and after the date of completion of the Demerger, the Revolving Facility provides for borrowings to be available for working capital and other general corporate purposes with aggregate commitments of $1.0 billion, with a sublimit of $500 million available for letters of credit. The Revolving Facility further provides for the ability to request, subject to customary terms and conditions, an increase in commitments thereunder by an additional $500 million. On or prior to the date that is the six-month anniversary of our entry into the credit agreements, the DDTL Term Facilities provide for a single drawing under each for general corporate purposes and, subject to a reduction in commitments and borrowings as set forth below, provides for aggregate commitments for borrowings of up to $1.7 billion under the 364-Day DDTL Term Facility and $1.0 billion under the 2-Year DDTL Term Facility.

The Revolving Facility matures on the earliest of (x) August 23, 2021, if the Demerger has not yet occurred, (y) the date that is 18 days from the funding under the 364-Day DDTL Term Facility or the 2-Year DDTL Term Facility, if the Demerger has not occurred on or prior to such date and (z) February 22, 2024, with our option subject to customary terms and conditions for up to two one-year extensions for commitments of consenting lenders. The 364-Day DDTL Term Facility matures on (x) the date that is three months from the funding of commitments thereunder, if the Demerger has not occurred on or prior to such date or (y) otherwise, February 22, 2022. The 2-Year DDTL Term Facility matures on (x) the date that is three months from the funding of commitments thereunder, if the Demerger has not occurred on or prior to such date or (y) otherwise, February 22, 2023.

Under the terms of credit agreement for the DDTL Facilities, subject to certain exceptions, 100% of the net cash proceeds from any debt issuance, preferred equity issuance or hybrid instrument issuance by us or our subsidiaries is required to be applied (i) first to prepay the then outstanding principal amount and accrued interest thereon, if any, under the 364-Day DDTL Term Facility (or, to the extent such issuance occurs prior to any borrowing under the 364-Day DDTL Term Facility, to reduce on a dollar for dollar basis (or, if applicable, terminate) the then undrawn portion of the commitments thereunder) and (ii) thereafter, to prepay the then outstanding principal amount and accrued interest thereon, if any, under the 2-Year DDTL Term Facility (or, to the extent to the extent such issuance occurs prior to any borrowing under the 2-Year DDTL Term Facility, to reduce on a dollar for dollar basis (or, if applicable, terminate) the then undrawn portion of the commitments thereunder). In addition, under the terms of such credit agreement, subject to certain exceptions and limitations,

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100% of the net cash proceeds from non-ordinary course asset dispositions by us or our subsidiaries (including arising out of certain insurance and condemnation events) in excess of $50.0 million per transaction or series of transactions and $100.0 million per fiscal year, and subject to the right to reinvest such proceeds within a specified time period, is required to be applied (i) first to prepay the then outstanding principal amount and accrued interest thereon, if any, under the 364-Day DDTL Term Facility and (ii) thereafter, to prepay the then outstanding principal amount and accrued interest thereon, if any, under the 2-Year DDTL Term Facility.

Borrowings under the Facilities shall bear interest at a rate equal to, at our option, (i) adjusted LIBOR plus an applicable margin ranging from 1.25% to 3.00% per annum or (ii) an alternate base rate plus an applicable margin ranging from 0.25% to 2.00% per annum, in each case with the applicable margin determined based on our long term unsecured senior, non-credit enhanced, debt ratings. Each Facility is additionally subject to an unused line fee, on or after the date that is 60 days after entry into the credit agreements (or in the case of the Revolving Facility, if earlier, the date of availability of commitments thereunder) on the average daily undrawn commitments under such Facility, payable quarterly in arrears. Such unused line fees range from 0.175% to 0.50% per annum for the Revolving Facility and from 0.150% to 0.475% per annum for each DDTL Term Facility, in each case based on our long term unsecured senior, non-credit enhanced, debt ratings.

The credit agreements for the Facilities contain a number of customary representations and warranties, affirmative and negative covenants and events of default (including a change of control provision). Such covenants, among other things, restrict, subject to certain exceptions, our ability to pay dividends and distributions or repurchase common shares if a default or event of default has occurred and is continuing (with such negative covenant dropping away if our long term unsecured senior, non-credit enhanced, debt ratings are either (x) BBB+ or better from S&P or (y) Baa1 or better from Moody’s), incur additional indebtedness, create liens on our or our subsidiaries’ assets and make fundamental changes. The credit agreements for the Facilities contain financial maintenance covenants, including a minimum adjusted consolidated net worth test of no less than 70% of our adjusted consolidated net worth as of the date of the Demerger (taking into account 50% of the proceeds of any additional equity issuances) and a maximum consolidated indebtedness to total capitalization ratio test not to exceed 35%. Such financial maintenance covenants will be tested on the last day of each fiscal quarter, commencing with the first full fiscal quarter ending after, in the case of the credit agreement for the Revolving Facility, the date of availability of commitments thereunder and, in the case of the credit agreement for the DDTL Term Facilities, the first funding date of a DDTL Term Facility thereunder. The credit agreement for the DDTL Facilities also contains a covenant that requires we maintain minimum long term unsecured senior, non-credit enhanced, debt ratings of at least (x) BBB- from S&P and (y) Baa3 from Moody’s.

We expect to draw approximately $1.6 billion under the 364-Day DDTL Term Facility and approximately $750 million under the 2-Year DDTL Term Facility prior to the completion of the Demerger. We will contribute the majority of the proceeds from anticipated borrowings under the $1.7 billion 364-day DDTL Term Facility and the $1.0 billion 2-Year DDTL Term Facility, to Jackson National Life, our primary operating company. Jackson National Life intends to use such proceeds for general corporate purposes. We intend to maintain a minimum amount of at least $250 million in cash and cash equivalents at JFI for ongoing holding company liquidity needs, which amount will be retained from the anticipated borrowings under the $1.7 billion 364-day DDTL Term Facility and the $1.0 billion 2-Year DDTL Term Facility.

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CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization on a consolidated basis as of December 31, 2020 on an actual basis and on a pro forma basis, giving effect to anticipated borrowings of $1,600 million on the 364-Day DDTL Term Facility and $750 million on the 2-Year DDTL Term Facility. You should read this table in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Financial Information” and our financial statements included elsewhere in this information statement.

(dollars in millions, except share and per share amounts)	As of December 31, 2020
	Actual	Pro Forma
Cash and cash equivalents	$1,624.5	$3,917.9

Debt:
Surplus Note	249.7	249.7
FHLBI bank loans	72.3	72.3
Term loans	—	2,350.0

Total debt	322.0	2,672.0

Equity:
Common stock, (i) Class A common stock 1,000 and 900,000,000 shares authorized, $0.01 par value per share, and 887 and shares issued and outstanding at December 31, 2020 (as reported and pro forma) (ii) Class B common stock 1,000 and 100,000,000 shares authorized, $0.01 par value per share, and 13 and shares issued and outstanding at December 31, 2020 (as reported and pro forma)	—	—
Additional paid-in capital	5,927.8	5,927.8
Shares held in trust	(4.3)	(4.3)
Equity compensation reserve	7.7	7.7
Accumulated other comprehensive income, net of tax expense (benefit)	2,634.1	2,634.1
Retained earnings	978.2	936.6

Total stockholders’ equity	9,543.5	9,501.9
Noncontrolling interests	493.6	493.6

Total equity	10,037.1	9,995.5

Total capitalization(1)	9,865.5	12,173.9

Total capitalization, excluding accumulated other comprehensive income, net of tax expense (benefit)	$7,231.4	$9,539.8

(1)	Total capitalization is defined as Total stockholders’ equity plus Total debt.

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SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables set forth selected historical financial data as of the dates and for the periods indicated. The selected historical consolidated financial data as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 set forth below have been derived from our financial statements included elsewhere in this information statement. The selected historical consolidated financial data as of December 31, 2018, 2017 and 2016 and for the years ended December 31, 2017 and 2016 set forth below have been derived from our financial statements not included elsewhere in this information statement. Our historical results are not necessarily indicative of the results to be expected for any future period.

This “Selected Historical Consolidated Financial Data” is qualified in its entirety by, and should be read in conjunction with, our financial statements included elsewhere in this information statement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Years Ended December 31,
	2020	2019	2018	2017	2016
	(in millions, except per share data)
Statement of Income (Loss) Data
Revenues
Fee income	$6,604.0	$6,412.9	$6,259.9	$5,825.6	$5,233.7
Advisory and wealth management fees	—	—	47.8	742.7	848.9
Premium	159.5	567.4	5,153.8	202.9	229.7
Net investment income	2,038.4	2,813.2	2,649.7	2,535.9	2,708.8
Net losses on derivatives and investments	(3,999.4)	(6,383.9)	(498.8)	(3,180.2)	(3,365.6)
Other income	64.0	68.8	65.0	355.2	73.1

Total revenues	4,866.5	3,478.4	13,677.4	6,482.1	5,728.6

Benefits and Expenses
Death, other policy benefits and change in policy reserves, net of deferrals	$1,283.8	$1,464.4	$6,967.0	$1,065.0	$999.9
Interest credited on other contract holder funds, net of deferrals	1,210.0	1,640.5	1,556.2	1,556.7	1,567.9
Interest expense	88.4	98.5	86.2	54.3	51.8
Operating costs and other expenses, net of deferrals	984.1	2,067.0	1,583.9	2,799.0	2,556.9
Cost of reinsurance	2,520.1	—	—	—	—
Amortization of deferred acquisition and sales inducement costs	(389.2)	(980.7)	1,091.5	(31.4)	(164.7)

Total benefits and expenses	5,697.2	4,289.7	11,284.8	5,443.6	5,011.8

Pretax (loss) income before noncontrolling interests	(830.7)	(811.3)	2,392.6	1,038.5	716.8
Income tax (benefit) expense	(495.0)	(368.9)	338.3	499.9	(84.2)

Net (loss) income	(335.7)	(442.4)	2,054.3	538.6	801.0
Less: Net (loss) income attributable to noncontrolling interests	(3.6)	54.7	68.7	43.3	3.0

Net (loss) income attributable to Jackson Financial Inc.	$(332.1)	$(497.1)	$1,985.6	$495.3	$798.0

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	Years Ended December 31,
	2020	2019	2018	2017	2016
	(in millions, except per share data)
Earnings Per Share Data(1)
Earnings per share—common stock:
Basic	$(527,142.86)	$(1,380,833.33)	$5,515,555.56	$1,375,722.22	$2,216,752.78
Diluted	$(527,142.86)	$(1,380,833.33)	$5,515,555.56	$1,375,722.22	$2,216,752.78
Weighted average shares of common stock outstanding	630	360	360	360	360

(1)

The calculation of basic and diluted earnings per share and weighted average shares of common stock outstanding are based on a                        -for-     stock split to be effected as a reclassification of our common stock prior to the Demerger.

	Years Ended December 31,
	2020	2019	2018	2017	2016
	(in millions)
Balance Sheet Data (at period end)
Assets
Total investments	$49,272.4	$73,237.4	$66,541.8	$61,363.2	$61,954.4
Cash and cash equivalents	1,624.5	1,911.1	3,935.2	2,217.7	1,364.7
Reinsurance recoverable	35,222.2	8,372.4	8,462.0	8,659.4	8,902.5
Funds withheld reinsurance assets, as fair value under fair value option	3,626.5	3,760.3	3,747.2	3,603.2	3,522.7
Other assets	16,257.0	14,578.3	13,345.9	13,574.7	13,348.9
Separate account assets	219,062.9	195,070.5	163,301.4	176,578.8	148,791.8

Total assets	$325,065.5	$296,930.0	$259,333.5	$265,997.0	$237,876.0

Liabilities and Equity
Liabilities
Reserves for future policy benefits and claims payable	$21,380.9	$19,136.4	$19,620.2	$12,725.8	$13,477.6
Other contract holder funds	64,538.4	64,304.5	60,720.6	61,040.4	61,175.7
Funds held under reinsurance treaties, at fair value under fair value option	3,626.5	3,760.3	3,745.1	3,604.5	3,523.1
Debt	322.0	2,691.8	331.9	336.9	341.9
Other liabilities	6,097.7	4,709.7	3,751.7	4,100.0	3,508.2
Separate account liabilities	219,062.9	195,070.5	163,301.4	176,578.8	148,791.8

Total liabilities	315,028.4	289,673.2	251,470.9	258,386.4	$230,818.3

Equity
Additional paid-in capital	5,927.8	3,077.8	5,077.8	5,077.8	5,077.8
Shares held in trust	(4.3)	(4.3)	(11.4)	(18.8)	(22.7)
Equity compensation reserve	7.7	0.5	4.2	11.7	6.5
Accumulated other comprehensive income, net of tax expense (benefit)	2,634.1	2,332.9	(336.1)	947.5	452.3
Retained earnings	978.2	1,365.8	2,737.9	1,289.5	1,452.8

Total stockholders’ equity	9,543.5	6,772.7	7,472.4	7,307.7	$6,966.7
Noncontrolling interests	493.6	484.1	390.2	302.9	91.0

Total equity	10,037.1	7,256.8	7,862.6	7,610.6	$7,057.7

Total liabilities and equity	$325,065.5	$296,930.0	$259,333.5	$265,997.0	$237,876.0

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UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

The unaudited pro forma condensed financial information consists of the unaudited pro forma condensed balance sheet and statement of income (loss) for the year ended December 31, 2020. The unaudited pro forma condensed financial information should be read in conjunction with the information included under “Recapitalization,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements included elsewhere in this information statement. We believe the unaudited pro forma condensed financial information presented below is useful to investors because it presents our historical results of operations for the periods presented giving effect to the debt financing transactions, debt restructuring transactions and Athene Reinsurance Transaction as if they had occurred as of the dates indicated below.

The following unaudited pro forma condensed financial information presents the historical financial statements of the Company as if the debt financing transactions had been completed as of December 31, 2020 for purposes of the unaudited pro forma condensed balance sheet and as if the debt financing transactions, debt restructuring transactions and Athene Reinsurance Transaction had been completed as of January 1, 2020 for purposes of the unaudited pro forma condensed statement of income (loss).

The unaudited pro forma condensed financial information is presented for informational purposes only and does not purport to represent our financial condition or our results of operations had the debt financing transactions, debt restructuring transactions and Athene Reinsurance Transaction occurred on or as of the dates noted above or to project the results for any future date or period.

The pro forma adjustments that were made include the following items:

Debt Financing

To prepare for the Demerger and operations as a separate public company, we have undertaken various recapitalization initiatives, both at JFI and on a consolidated basis, including the following debt financing transactions.

In February 2021, JFI entered into $3,700 million of Facilities with a syndicated group of fifteen banks. The Facilities included a $1,000 million 3-year senior unsecured revolving credit facility, a $1,700 million 364-day senior unsecured delayed draw term loan facility and a $1,000 million 2-year senior unsecured delayed draw term loan facility.

The primary adjustments to the unaudited pro forma condensed financial information from the debt financing are:

•

Unaudited Pro Forma Condensed Balance Sheet as of December 31, 2020 reflects pro forma adjustments that include debt arising from anticipated borrowings of $1,600 million on the 364-day senior unsecured delayed draw term loan facility and $750 million on the 2-year senior unsecured delayed draw term loan facility.

•

Unaudited Pro Forma Condensed Statement of Income (Loss) for the Year Ended December 31, 2020 reflects pro forma adjustments that include full year interest expense and facility maintenance fees, assuming the debt financing was completed on January 1, 2020, as well as closing costs and bank fees incurred to secure the loan financing of $53 million.

Debt Restructuring

To prepare for the Demerger and operations as a separate public company, we have undertaken the following debt restructuring transactions (the “Debt Restructuring”).

In June 2020, JFI formed a new subsidiary, Jackson Finance, a Michigan limited liability company. Subsequently, Prudential and Jackson Finance entered into an Assignment and Assumption Agreement, whereby

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Prudential assigned to Jackson Finance all of its right, title and interest in a $2.0 billion surplus note previously issued by an affiliate of JFI to Prudential in exchange for Jackson Finance giving an undertaking to Prudential to pay the $2.0 billion principal plus accrued interest (the “JF Receivable”). Subsequently, JFI issued 374 shares of Class A common stock to a Prudential affiliate, before giving effect to the stock split to be effected prior to the Demerger, pursuant to a share subscription and accepted the JF Receivable in settlement of the share subscription, ultimately resulting in a cashless transaction in which the surplus note was contributed to JFI.

In June 2020, we entered into a Supplemental Agreement with respect to our outstanding $350 million loan with Standard Chartered Bank, pursuant to which we transferred the loan to Prudential, which was the guarantor of the loan. We established a payable to Prudential for the $350 million, plus all outstanding interest due, and Prudential, in turn, set up a corresponding receivable, which was contributed to a Prudential affiliate. Subsequently, we issued 66 shares of Class A common stock to a Prudential affiliate, before giving effect to the stock split to be effected prior to the Demerger, pursuant to a share subscription agreement and accepted this receivable in settlement of the share subscription, ultimately resulting in a cashless transaction in which the loan was transferred to a Prudential affiliate.

The primary adjustment to the unaudited pro forma condensed financial information from the debt restructuring are:

•

Unaudited Pro Forma Condensed Statement of Income (Loss) for the Year Ended December 31, 2020 reflects pro forma adjustments that exclude interest expense of $41 million associated with the $2.0 billion surplus note and exclude interest expense of $4 million associated with the $350 million loan.

Athene Reinsurance Transaction

In June 2020, Jackson National Life announced that it had entered into a funds withheld coinsurance agreement with Athene effective June 1, 2020 to reinsure a 100% quota share of a block of Jackson National Life’s in-force fixed and fixed index annuity product liabilities in exchange for a $1.2 billion ceding commission. In accordance with this agreement, Jackson National Life transferred invested assets with a statutory book value equal to the statutory reserve amount, less $1.2 billion in consideration of the ceding commission, into a funds withheld asset account. The primary adjustments reflected on the unaudited pro forma condensed financial information from the Athene Reinsurance Transaction are:

•	Unaudited Pro Forma Condensed Statement of Income (Loss) for the Year Ended December 31, 2020 reflects:

•

Revenue primarily composed of fee income associated with surrender charges of $44 million, net investment income of $392 million related to invested assets during the period in respect of reserves ceded, offset by net losses on derivatives and investments of $145 million and other income of $21 million; and

•

Expenses primarily composed of change in policy reserves of $22 million, interest credited of $258 million, allocated operating expenses of $50 million and deferred acquisition costs of $16 million during the period in respect of reserves ceded.

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Unaudited Pro Forma Condensed Balance Sheet

as of December 31, 2020

	As Reported	Debt Financing	Pro Forma
	(in millions, except share and per share data)
Assets
Total investments	$49,272.4	$—	$49,272.4
Cash and cash equivalents	1,624.5	2,293.4	3,917.9
Deferred acquisition costs	13,343.0	—	13,343.0
Reinsurance recoverable	35,222.2	—	35,222.2
Funds withheld reinsurance assets	3,626.5	—	3,626.5
Deferred income taxes	1,026.3	—	1,026.3
Other assets	1,887.7	15.0	1,902.7
Separate account assets	219,062.9	—	219,062.9

Total assets	$325,065.5	$2,308.4	$327,373.9

Liabilities and Equity

Liabilities
Reserves for future policy benefits and claims payable	$21,380.9	$—	$21,380.9
Other contract holder funds	64,538.4	—	64,538.4
Debt	322.0	2,350.0	2,672.0
Funds held under reinsurance treaties	3,626.5	—	3,626.5
Other liabilities	6,097.7	—	6,097.7
Separate account liabilities	219,062.9	—	219,062.9

Total liabilities	315,028.4	2,350.0	317,378.4

Equity
Common stock, (i) Class A common stock 1,000 and 900,000,000 shares authorized, $0.01 par value per share, and 887 and shares issued and outstanding at December 31, 2020 (as reported and pro forma) (ii) Class B common stock 1,000 and 100,000,000 shares authorized, $0.01 par value per share, and 13 and shares issued and outstanding at December 31, 2020 (as reported and pro forma)	—	—	—
Additional paid-in capital	5,927.8	—	5,927.8
Shares held in trust	(4.3)	—	(4.3)
Equity compensation reserve	7.7	—	7.7
Accumulated other comprehensive income, net of tax expense (benefit)	2,634.1	—	2,634.1
Retained earnings	978.2	(41.6)	936.6

Total stockholders’ equity	9,543.5	(41.6)	9,501.9
Noncontrolling interests	493.6	—	493.6

Total equity	10,037.1	(41.6)	9,995.5

Total liabilities and equity	$325,065.5	$2,308.4	$327,373.9

Total stockholders’ equity excluding accumulated other comprehensive income, net of tax expense (benefit)	$6,909.4	N/A	$6,867.8

Total financial leverage ratio(1)	4.5%	N/A	28.0%

(1)	Total financial leverage is the ratio of total debt to combined total debt and stockholders’ equity, excluding accumulated other comprehensive income, net of tax expense (benefit).

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Unaudited Pro Forma Condensed Statement of Income (Loss) Data

Year Ended December 31, 2020

	As Reported	Debt Financing	Athene Reinsurance Transaction	Debt Restructuring	Pro Forma
	(in millions)
Revenues
Fee income	$6,604.0	—	$(44.0)	$—	$6,560.0
Premium	159.5	—		—	159.5
Net investment income	2,038.4	—	(392.1)	—	1,646.3
Net losses on derivatives and investments	(3,999.4)	—	144.9	—	(3,854.5)
Other income	64.0	—	21.3	—	85.3

Total revenues	4,866.5	—	(269.9)	—	4,596.6

Benefits and Expenses
Death, other policy benefits and change in policy reserves, net of deferrals	1,283.8	—	(21.7)	—	1,262.1
Interest credited on other contract holder funds, net of deferrals	1,210.0	—	(258.2)	—	951.8
Interest expense	88.4	52.6	—	(44.6)	96.4
Operating costs and other expenses, net of deferrals	984.1	—	(49.7)	—	934.4
Cost of Reinsurance	2,520.1	—	—	—	2,520.1
Amortization of deferred acquisition and sales inducement costs	(389.2)	—	(16.0)	—	(405.2)

Total benefits and expenses	5,697.2	52.6	(345.6)	(44.6)	5,359.6

Pretax (loss) income before noncontrolling interests	(830.7)	(52.6)	75.7	44.6	(763.0)
Income tax (benefit) expense	(495.0)	(11.0)	30.9	9.4	(465.7)

Net (loss) income	(335.7)	(41.6)	44.8	35.2	(297.3)
Less: Net (loss) income attributable to noncontrolling interests	(3.6)	—	—	—	(3.6)

Net (loss) income attributable to Jackson Financial Inc.	$(332.1)	$(41.6)	$44.8	$35.2	$(293.7)

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KEY NON-GAAP FINANCIAL MEASURES AND OPERATING MEASURES

In addition to presenting our results of operations and financial condition in accordance with U.S. GAAP, we use, and plan to report, selected non-GAAP financial measures. Management believes that the use of these non-GAAP financial measures, together with relevant U.S. GAAP financial measures, provides a better understanding of our results of operations, financial condition and the underlying profitability drivers of our business. These non-GAAP financial measures should be considered supplementary to our results of operations and financial condition that are presented in accordance with U.S. GAAP and should not be viewed as a substitute for the U.S. GAAP financial measures. Other companies may use similarly titled non-GAAP financial measures that are calculated differently from the way we calculate such measures. Consequently, our non-GAAP financial measures may not be comparable to similar measures used by other companies. These non-GAAP financial measures should not be viewed as substitutes for the most directly comparable financial measures calculated in accordance with U.S. GAAP.

We also use a number of operating measures that management believes provide useful information about our businesses and the operational factors underlying our financial performance.

Non-GAAP Financial Measures

Adjusted Operating Earnings

Adjusted Operating Earnings is an after-tax non-GAAP financial measure, which we believe should be used to evaluate our financial performance on a consolidated basis by excluding certain items that may be highly variable from period to period due to accounting treatment under U.S. GAAP or that are non-recurring in nature, as well as certain other revenues and expenses which we do not view as driving our underlying profitability. Adjusted Operating Earnings should not be used as a substitute for net income as calculated in accordance with U.S. GAAP. However, we believe the adjustments to net income are useful for gaining an understanding of our overall results of operations.

Adjusted Operating Earnings equals our net income adjusted to eliminate the impact of the following items:

•

Fees Attributable to Guarantee Benefits: fees paid in conjunction with guaranteed benefit features offered for certain of our variable annuities and fixed index annuities are set at a level intended to mitigate the cost of hedging and funding the liabilities associated with such guaranteed benefit features. The full amount of the fees attributable to guaranteed benefit features have been excluded from Adjusted Operating Earnings as the related net movements in freestanding derivatives and net reserve and embedded derivative movements, as described below, have been excluded from Adjusted Operating Earnings. This presentation of our earnings is intended to directly align revenue and related expenses associated with the guaranteed benefit features;

•

Net Movement in Freestanding Derivatives, except earned income (periodic settlements and changes in settlement accruals) on derivatives that are hedges of investments, but do not quality for hedge accounting treatment: changes in the fair value of our freestanding derivatives used to manage the risk associated with our life and annuity reserves, including those arising from the guaranteed benefit features offered for certain of our variable annuities and fixed index annuities. Net movements in freestanding derivatives have been excluded from Adjusted Operating Earnings because the market value of these derivatives may vary significantly from period to period as a result of near-term market conditions and therefore are not directly comparable or reflective of the underlying profitability of our business;

•

Net Reserve and Embedded Derivative Movements: changes in the valuation of certain life and annuity reserves, a portion of which are accounted for as embedded derivative instruments, and which are primarily composed of variable and fixed index annuity reserves, including those arising from the guaranteed benefit features offered for certain of our variable annuities. Net reserve and embedded derivative movements have been excluded from Adjusted Operating Earnings because the carrying values of these derivatives may vary significantly from period to period as the result of near-term market conditions and policyholder behavior-related inputs and therefore are not directly comparable or reflective of the underlying profitability of our business. Movements in reserves attributable to the current period

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claims and benefit payments in excess of a customer’s account value on these policies are also excluded from Adjusted Operating Earnings as these benefit payments are affected by near-term market conditions and policyholder behavior-related inputs and therefore may vary significantly from period to period;

•

Net Realized Investment Gains and Losses: realized investment gains and losses associated with the periodic sales or disposals of securities, excluding those held within our trading portfolio, as well as impairments of securities, after adjustment for the non-credit component of the impairment charges;

•	DAC and DSI Impact: amortization of deferred acquisition costs and deferred sales inducements associated with the items excluded from Adjusted Operating Earnings;

•	Assumption changes: the impact on the valuation of Net Derivative and Reserve Movements, including amortization on DAC, arising from changes in underlying actuarial assumptions;

•	Gain on Athene Reinsurance Transaction: the impact of the Athene Reinsurance Transaction, which resulted in a gain;

•

Other items: one-time or other non-recurring items, such as costs relating to the Demerger and our separation from Prudential, the impact of discontinued operations and investments that are consolidated on our financial statements due to U.S. GAAP accounting requirements, such as our investments in collateralized loan obligations, but for which the consolidation effects are not aligned with our economic interest or exposure to those entities; and

•

Operating Income Taxes: income tax benefit or expense related to the above non-operating adjustments that is calculated using our prevailing corporate federal income tax rate of 21%, and added to our income tax (benefit) expense to take into account recurring tax attributes from which we benefit.

As detailed above, the fees attributed to guaranteed benefits, the associated movements in optional guaranteed benefit liabilities and related claims and benefit payments are excluded from Adjusted Operating Earnings, as we believe this approach appropriately removes the impact to both revenue and related expenses associated with the guaranteed benefit features that are offered for certain of our variable annuities and fixed index annuities and gives investors a better picture of what is driving our underlying profitability.

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The following is a reconciliation of Adjusted Operating Earnings to net (loss) income attributable to Jackson Financial Inc., the most comparable U.S. GAAP measure.

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Net (loss) income attributable to Jackson Financial Inc.	$(332.1)	$(497.1)	$1,985.6
Income tax (benefit) expense	(495.0)	(368.9)	338.3

Pretax (loss) income attributable to Jackson Financial Inc	(827.1)	(866.0)	2,323.9

Non-operating adjustments:
Fees attributable to guarantee benefit reserves	(2,509.0)	(2,376.8)	(2,239.2)
Net movement in freestanding derivatives	4,763.3	6,603.9	(641.5)
Net reserve and embedded derivative movements	3,183.5	(60.3)	1,588.3
Net realized investment (gains)/losses	(479.3)	(197.3)	18.8
DAC and DSI impact	(1,260.5)	(898.4)	612.4
Assumption changes	(127.5)	80.5	198.5
Gain on Athene Reinsurance Transaction	(809.4)	—	—
Other items	40.3	40.4	53.3

Total non-operating adjustments	2,801.4	3,192.0	(409.4)

Pretax Adjusted Operating Earnings	1,974.3	2,326.0	1,914.5
Operating income taxes	94.1	290.0	237.9

Adjusted Operating Earnings	$1,880.2	$2,036.0	$1,676.6

Adjusted Total Stockholders’ Equity and Adjusted Operating ROE

We use Adjusted Operating ROE to manage our business and evaluate our financial performance. Adjusted Operating ROE excludes items that vary from period to period due to accounting treatment under U.S. GAAP or that are non-recurring in nature, as such items may distort the underlying profitability of our business. We calculate Adjusted Operating ROE by dividing our Adjusted Operating Earnings by average Adjusted Total Stockholders’ Equity, excluding AOCI. We exclude AOCI as our invested assets are generally invested to closely match the duration of our liabilities, which are longer duration in nature, and therefore we believe period-to-period fair market value fluctuations in AOCI to be inconsistent with this objective. Accordingly, we believe excluding AOCI is more effective for analyzing trends in our business.

Adjusted Total Stockholders’ Equity, excluding AOCI, and Adjusted Operating ROE should not be used as a substitute for total stockholders’ equity and ROE as calculated using net income and total equity in accordance with U.S. GAAP. However, we believe the adjustments to equity and earnings are useful to gaining an understanding of our overall results of operations.

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The following is a reconciliation of Adjusted Total Stockholders’ Equity, excluding AOCI, to total stockholders’ equity and a comparison of Adjusted Operating ROE to ROE, the most comparable U.S. GAAP measure.

	Years Ended December 31,
	2020	2019	2018
	(in millions, except percentages)
Net (loss) income attributable to Jackson Financial Inc.	$(332.1)	$(497.1)	$1,985.6
Total stockholders’ equity	9,543.5	6,772.7	7,472.4
ROE	(4.1)%	(7.0)%	26.9%
Adjusted Operating Earnings	1,880.2	2,036.0	1,676.6
Total stockholders’ equity, excluding AOCI	6,909.4	4,439.8	7,808.5
Adjustments to total stockholders’ equity:
Affiliated surplus note impact on additional paid-in capital	—	2,000.0	—
Affiliated bank loan impact on retained earnings	—	350.0	—
Adjusted Total Stockholders’ Equity, excluding AOCI	$6,909.4	$6,789.8	$7,808.5
Adjusted Operating ROE on average equity	27.4%	27.9%	23.7%

For the year ended December 31, 2019, Adjusted Total Stockholders’ Equity, excluding AOCI, equals our total stockholders’ equity, excluding AOCI adjusted to eliminate the impact to stockholders’ equity of (i) the return of capital of $2.0 billion paid on November 6, 2019, which was funded through a $2.0 billion surplus note payable to Prudential, and (ii) the $350 million special dividend paid on June 24, 2020, which was funded through a $350 million short-term note payable to Standard Chartered Bank.

Operating Measures

Sales

Sales of annuities and institutional products include all money deposited by customers into new and existing contracts. We believe sales statistics are useful to gaining an understanding of, among other things, the attractiveness of our products, how we can best meet our customers’ needs, evolving industry product trends and the performance of our business from period to period.

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Sales
Variable Annuities	$16,621.0	$14,693.8	$16,677.8
Fixed Index Annuities	996.8	3,821.2	335.0
Fixed Annuities	326.6	1,194.1	452.2

Total Retail Annuity Sales	17,944.4	19,709.1	17,465.0
Total Institutional Product Sales	1,284.2	2,521.8	3,126.2

Total Sales	$19,228.6	$22,230.9	$20,591.2

Account Value

Account Value generally equals the policy account value of our variable annuities, fixed index annuities, fixed annuities and institutional products. It reflects the total amount of customer invested assets that have accumulated within a respective product and equals cumulative customer contributions, which includes gross deposits or premiums plus accrued credited interest plus or minus the impact of market movements, as

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applicable, less withdrawals and various fees. Annual average account value is calculated by averaging balances as of the end of each month in the trailing 12-month period, as well as the ending balance of the prior 12-month period. Quarterly average account value is calculated by averaging balances as of the end of each month in the quarter, as well as the ending balance of the prior quarter. We believe account value is a useful metric in providing an understanding of, among other things, the sources of potential fee income generation, potential benefit obligations and risk management priorities.

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Account Value
GMWB For Life	$167,007.2	$145,890.2	$122,425.1
GMWB	6,807.4	6,446.9	5,798.6
Other Guarantees—Living Benefits	1,875.7	1,881.8	1,800.2
No Living Benefits	53,021.6	48,227.1	41,109.9

Total Variable Annuity Account Value	228,711.9	202,446.0	171,133.8
Fixed Index Annuity	176.3	13,859.6	10,889.7
Fixed Annuity	1,076.5	14,626.1	14,741.1

Total Fixed & Fixed Index Annuity Account Value	1,252.8	28,485.7	25,630.8
Total Retail Annuities Account Value	$229,964.7	$230,931.7	$196,764.6

Total Institutional Products Account Value	$11,137.8	$12,287.1	$10,900.1
Total Closed Life and Annuity Blocks Account Value (1)	$9,100.2	$9,460.6	$9,807.8

(1)	Excludes payout annuities and traditional life insurance without account values.

Net Flows

Net flows represents the net change in customer account balances during a period, including gross premiums, surrenders, withdrawals and benefits. Net flows excludes investment performance, interest credited to customer accounts, transfers between fixed and variable benefits for variable annuities and policy charges. We believe net flows is a useful metric in providing an understanding of, among other things, sales, ongoing premiums and deposits, the changes in account value from period to period, sources of potential fee income and policyholder behavior.

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Net Flows:
Variable Annuity	$1,787.9	$(1,178.7)	$2,138.2
Fixed Index Annuity	(295.0)	(394.6)	(1,200.3)
Fixed Annuity	(912.2)	2,432.8	(953.9)

Total Retail Annuities Net Flows	$580.7	$859.5	$(16.0)

Total Institutional Products Net Flows	$(1,517.4)	$1,038.9	$1,277.8
Total Closed Life and Annuity Blocks Net Flows (1)	$(292.5)	$(285.6)	$(312.5)

(1)	Excludes payout annuities and traditional life insurance without account value.

Benefit Base

Benefit base refers to a notional amount that represents the value of a customer’s guaranteed benefit, and therefore may be a different value from the invested assets in a customer’s account value. The benefit base may

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be used to calculate the fees for a customer’s guaranteed benefits within an annuity contract. The guaranteed death benefit and guaranteed living benefit within the same contract may not have the same benefit base. We believe benefit base is a useful metric for our variable annuity policies in providing an understanding of, among other things, fee income generation, potential optional guarantee benefit obligations and risk management priorities.

	December 31, 2020		December 31, 2019		December 31, 2018
	Account Value	Benefit Base	Account Value	Benefit Base	Account Value	Benefit Base
	(in millions)
No Living Benefits	$53,021.6	N/A	$48,227.1	N/A	$41,109.9	N/A
By Guaranteed Living Benefit:
GMWB for Life	167,007.2	$160,225.7	145,890.2	149,097.1	122,425.1	143,550.9
GMWB	6,807.4	5,557.7	6,446.9	5,645.7	5,798.6	5,885.3
GMIB (1)	1,826.5	2,216.3	1,828.9	2,332.3	1,744.5	2,487.5
GMAB	49.2	7.2	52.9	18.7	55.7	31.8

Total	$228,711.9	$168,006.9	$202,446.0	$157,093.8	$171,133.8	$151,955.5

By Guaranteed Death Benefit:
Return of AV (No GMDB)	$26,368.6	N/A	$23,811.9	N/A	$19,950.3	N/A
Return of Premium	174,678.2	128,481.5	153,088.7	121,921.8	128,800.4	118,127.0
Highest Anniversary Value	14,322.9	13,175.2	13,201.5	12,581.9	11,555.9	12,806.6
Rollup	4,061.8	5,005.5	3,852.4	5,125.0	3,485.1	5,172.8
Combination HAV/Rollup	9,280.4	9,447.0	8,491.5	8,966.3	7,342.2	8,860.3

Total	$228,711.9	$156,109.2	$202,446.0	$148,595.0	$171,133.8	$144,966.7

(1)	Substantially all of our GMIB benefits are reinsured.

AUM

AUM, or assets under management, refers to investment assets that are managed by one of our subsidiaries and includes: (i) the assets in our investment portfolio, excluding those held in funds withheld accounts for reinsurance transactions managed by PPM; (ii) other assets managed by PPM, including those for Prudential and its affiliates or third parties; and (iii) the separate account assets of our Retail Annuities segment which JNAM administers. Total AUM reflects exclusions between segments to avoid double counting. We believe AUM is a useful metric for understanding of, among other things, the sources of our earnings, net investment income and performance of our invested assets, customer directed investments and risk management priorities.

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Jackson Invested Assets	$49,832.2	$76,757.2	$73,068.9
Prudential Affiliates Invested Assets	31,009.4	21,209.6	14,089.1
Former Prudential Affiliate Invested Assets	22,882.1	29,764.2	28,634.1
Other Third Party Invested Assets	2,253.9	1,970.2	1,666.4

Total PPM AUM	105,977.6	129,701.2	117,458.5
Total JNAM AUM	255,668.7	230,375.7	197,808.1

Total AUM	$361,646.3	$360,076.9	$315,266.6

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the financial statements included elsewhere in this information statement, “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Condensed Financial Information” and “Key Non-GAAP Financial Measures and Operating Measures.” The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this information statement. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Information.”

Executive Summary

Overview

We help Americans grow and protect their retirement savings and income to enable them to pursue financial freedom for life. We believe that we are uniquely positioned in our markets because of our differentiated products and our well-known brand among distributors and advisors. Our market leadership is supported by our efficient and scalable operating platform and industry-leading distribution network. We believe these core strengths will enable us to grow profitably as an aging U.S. population transitions into retirement.

We offer a diverse suite of annuities to retail investors in the United States. Our variable annuities have been among the best-selling products of their kind in the United States primarily due to the differentiated features we offer as compared to our competitors, in particular the wider range of investment options and greater freedom to invest across multiple investment options. We also offer fixed index annuities and fixed annuities and intend to offer a RILA in 2021.

We sell our products through an industry-leading distribution network that includes independent broker-dealers, wirehouses, regional broker-dealers, banks, and independent registered investment advisors, third-party platforms and insurance agents. We have been the top selling retail annuity company in the United States for eight of the past nine years, according to LIMRA. We were the largest retail annuity company in the United States for the year ended December 31, 2020, according to LIMRA, as measured by sales, selling approximately $18 billion in annuities.

Our new business levels for the three months ended March 31, 2021 have been in line with the trends seen in the second half of 2020. For the three months ended March 31, 2021, sales of variable annuities were higher than sales of variable annuities in the three months ended March 31, 2020. For the three months ended March 31, 2021, sales of fixed index annuities and fixed annuities remained at historically low levels following pricing actions taken in early 2020, and there were no sales of institutional products.

Our operating platform is scalable and efficient. We administer approximately 75% of our in-force policies on our in-house policy administration platform. The remainder of our business is administered through established third-party arrangements. We believe that our operating platform provides us with a competitive advantage by allowing us to grow efficiently and provide superior customer service.

We manage our business through three segments: Retail Annuities, Institutional Products and Closed Life and Annuity Blocks. We report certain activities and items that are not included in these segments, including the results of PPM, in Corporate and Other. See “Business—Our Segments” and Note 13 to our financial statements included elsewhere in this information statement for further information on our segments.

Revenues

Our revenues come from five primary sources:

•	Fee income derived from our annuities and investment management products;

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•	Net investment income from our investment portfolio;

•	Premiums from certain of our life insurance and annuity products, as well as premiums from reinsurance transactions;

•	Net realized gains (losses) on investments, including trading activity within our investment portfolio and risk management related derivative activities; and

•	Other income.

Our fee income, which includes contract-related charges (including core contract charges on variable annuities) and guarantee fees on our guaranteed benefits, varies directly with the underlying account value or benefit base of our annuities. See “Business—Fees on Variable Annuity Account Value and Benefit Base.” Both the account value and benefit base are impacted by economic conditions, primarily equity market returns, and net flows on those products. The fees paid in conjunction with the guaranteed benefit features offered for certain of our variable annuities and fixed index annuities are set at a level intended to mitigate the cost of hedging and funding the liabilities associated with such guaranteed benefit features. The full amount of the fees attributable to guaranteed benefit features are excluded from the definition of Adjusted Operating Earnings as the related net movements in freestanding derivatives and net reserve and embedded derivative movements have been excluded from Adjusted Operating Earnings. This approach is intended to directly align revenue and related expenses associated with the guaranteed benefit features that are offered for certain of our variable annuities and fixed index annuities. The related net movements in freestanding derivatives and net reserve and embedded derivative movements have been excluded from Adjusted Operating Earnings because the market value or carrying values of these derivatives, respectively, may vary significantly from period to period as the result of near-term market conditions and policyholder behavior-related inputs and therefore are not directly comparable or reflective of the underlying profitability of our business. Movements in reserves attributable to the current period claims and benefit payments are also excluded from Adjusted Operating Earnings as these benefit payments are affected by near-term market conditions and policyholder behavior-related inputs and therefore may vary significantly from period to period. Other fee income is included within Adjusted Operating Earnings and includes those fees that are not related to the guaranteed benefit liability, including mortality & expense and administrative fees, investment management and administrative fees, 12b-1 fees and surrender charges. See “Key Non-GAAP Financial Measures and Operating Measures” for a more detailed description of Adjusted Operating Earnings and how it differs from net income as defined under U.S. GAAP.

Net investment income varies as a result of the yield, allocation and size of our investment portfolio, which are, in turn, a function of capital market conditions and net flows into our total investments, as well as the expenses associated with managing our investment portfolio. Net investment income excludes investment income and expenses on funds withheld assets under reinsurance treaties.

Premiums are primarily derived from remaining payments on certain life insurance and annuity blocks within our Closed Life and Annuity Blocks segment and will decline as those blocks mature. Premiums also include the impact of reinsurance premiums on agreements between our insurance companies and those counterparties.

Net losses on derivatives and investments include realized gains and losses on trading activity within our investment portfolio, excluding those assets held in funds withheld accounts under reinsurance treaties, as well as the impact of impairments on those assets. Further, the impact of derivative activities supporting our risk management of the investment portfolio and guaranteed benefits are included in this line. The derivative related impacts may vary significantly from period to period. This variance will depend on market volatility, including equity and interest rate levels and hedge positioning. See “—Significant Factors Impacting Results.”

Other income primarily represents expense allowances associated with our reinsurance agreements.

Benefits and Expenses

Our benefits and expenses consist of five primary sources:

•	Death, other policy benefits and change in policy reserves, net of deferrals;

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•	Interest credited on contract holder funds, net of deferrals;

•	Operating costs and other expenses, net of deferrals;

•	Interest expense; and

•	Amortization of deferred acquisition and sales inducement costs.

The impact of death and other benefits varies from period to period as a result of market movements including equity market movements, actual policyholder behavior and mortality, as well as updates to assumptions related to future policyholder behavior and mortality, among other factors.

Interest credited varies directly with the size of our Retail Annuities account value and with the current rates we credit to our policyholders. We have the ability to adjust crediting rates on our products, subject to certain minimum guaranteed credit rates. Interest credited excludes amounts credited to policyholders for contracts ceded under reinsurance agreements.

Operating costs and expenses include expenses associated with conducting our business, such as commissions and general and administrative expenses, which includes salaries and other employee-related compensation. A portion of these expenses are directly related to the acquisition of new sales and certain of those items are deferred and amortized at a later date.

Interest expense represents the charges associated with our external debt obligations. This expense will vary based on the amount of debt on our balance sheet, as well as the rates of interest associated with those obligations.

Deferred expenses related to commissions and certain costs associated with policy issuance and underwriting are carried on our balance sheet as DAC. Deferred expenses related to bonus interest on deferred fixed annuities, fixed index annuities and variable annuities are classified as deferred sales inducements (“DSI”) and are carried on our balance sheet in other assets. Both DAC and DSI are amortized in accordance with the relevant accounting policies for the specific product types. DAC and DSI on annuities and interest-sensitive life products is amortized in proportion to estimated gross profits, including realized gains and losses and derivative movements. DAC on traditional life products is amortized in proportion to anticipated premiums. When a business is transferred, such as through a reinsurance agreement, the remaining DAC balance is immediately amortized. Further, amortization of DAC on our variable annuities includes the effects of the mean reversion of separate account returns. See “—Summary of Critical Accounting Estimates—Deferred Acquisition Costs and Deferred Sales Inducements.”

Net Income Volatility

Our results experience net income volatility due to the mismatch between movements in our policyholder liabilities and the market driven movements in the derivatives used in our hedging program. Our hedging program seeks to balance three objectives: protecting against the economic impact of adverse market conditions, protecting our statutory capital and stabilizing our statutory distributable earnings throughout market cycles. Our hedging program is based on economic cash flow models of our liabilities, rather than the U.S. GAAP accounting view of the embedded derivative liabilities. We do not directly seek to offset the movement in our U.S. GAAP liabilities from adverse market conditions. As a result, the changes in the value of the derivatives used as part of the hedging program are not expected to match the movements in the hedged liabilities on a U.S. GAAP basis from period to period, resulting in net income volatility. Accordingly, we evaluate and manage the performance of our business using Adjusted Operating Earnings, a non-GAAP financial measure that reduces the impact of market volatility by excluding changes in fair value of freestanding and embedded derivative instruments, see “—Key Non-GAAP Financial Measures and Operating Measures—Adjusted Operating Earnings.”

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Significant Factors Impacting Results

The following selected factors have impacted, and may in the future impact, our financial condition and results of operations.

Impact of Hedging

We utilize derivatives primarily as part of our variable and fixed index annuity financial risk management program, primarily to reduce the inherent equity market and interest rate risk associated with the optional guarantee benefits embedded in those products. Derivative contracts, primarily composed of futures and options on equity indices and interest rates, are an essential part of our program and are selected to provide a measure of economic protection. These transactions are intended to manage the risk of a change in the value, yield, price, cash flows or degree of exposure with respect to assets, liabilities or future cash flows which we have acquired or incurred. Our hedging program seeks to balance three objectives: protecting against the economic impact of adverse market conditions, protecting our statutory capital and stabilizing our statutory distributable earnings throughout market cycles. The balance among these three objectives may shift over time based on our capital position, market conditions and other needs of the business. For example, in 2020 our total level of hedging requirements under our risk framework were higher as a result of our level of statutory capital and our focus on protecting statutory capital in preparation for the Demerger.

We do not employ a hedging program that seeks to offset the movement in our U.S. GAAP liabilities. As a result, the changes in the value of these derivatives are not expected to match the movements in hedged liabilities on a U.S. GAAP basis from period to period. With this focus, the program does not meet the accounting requirements for hedge accounting and, accordingly, we have not sought hedge accounting treatment on either a U.S. GAAP or SAP basis. Accordingly, changes in value of the derivatives are recognized in the period in which they occur with offsetting changes in reserves recognized in the current period, resulting in net income volatility. See “Business—Risk Management.”

Impact of Mean Reversion Methodology on DAC Amortization

Our operating income includes amortization of DAC balances. For our variable annuities, DAC is amortized in proportion to expected gross profits. A significant portion of the expected gross profits on our variable annuities are composed of the core contract charges, investment management fees, and associated administrative fees, which depend on the performance of the account value upon which fees are assessed, as well as a portion of the guarantee fees, which are assessed on the benefit base. This, in turn, depends on account value returns from period to period, including in future periods, and the features of optional guarantee benefits selected by our customers. We employ a mean reversion methodology with the objective of stabilizing the amortization of DAC that would otherwise be highly volatile due to fluctuations in future gross profits arising from changes in equity market and interest rate levels over the short term. The mean reversion methodology seeks to achieve this objective by applying a dynamic adjustment to the assumption for short-term future investment returns. This dynamic adjustment incorporates actual returns for the current and preceding two years combined along with our estimate of projected returns for the next five years that are set such that the average rate of return over the eight-year period is equivalent to the current long-term assumed return. This methodology prevents our DAC models from being distorted by a significant increase or decrease in the account value or benefit base in one period due to equity market returns or interest rates from inflating or deflating, as applicable, the projected contract-related charges, including core contract charges, and guarantee fees. However, this methodology causes income volatility when historical period returns that deviate significantly from the mean are eliminated. For example, during a period in which a large negative return falls out of the calculation due to the passage of time, the projected returns for the next five years would be reset at a lower level, such that the average rate of return over the eight-year period remains equivalent to the current long-term assumed return. This would result in a potentially materially higher amortization of DAC for the current period, even if the actual returns for the current period are equivalent to the current long-term assumed return. See “—Summary of Critical Accounting Estimates—Deferred Acquisition Costs and Deferred Sales Inducements.”

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Actuarial Assumption Changes (Unlocking)

Annually, or as circumstances warrant, we conduct a comprehensive review of the assumptions used for our estimates of future gross profits underlying the amortization of deferred acquisition costs and deferred sales inducements, as well as the valuation of the embedded derivatives and reserves for annuities and life insurance with optional guarantee benefits. These assumptions include, but may not be limited to, policyholder behavior, mortality rates, expenses, investment returns and policy crediting rates. Based on this review, the cumulative balances of deferred acquisition costs, deferred sales inducements and annuity and life insurance reserves are adjusted with a corresponding benefit or charge to net income.

As we analyze our assumptions, to the extent we choose to update one or more of those assumptions, there may be an “unlocking” impact. Generally, favorable unlocking means the change in assumptions required a reduction in reserves or increase in deferred revenue and expenses, and unfavorable unlocking means the change in assumptions required an increase in reserves or reduction in deferred revenue and expenses.

The following tables reflect the impacts from our annual assumption review to pretax (loss) income before noncontrolling interests, non-operating adjustments and Adjusted Operating Earnings for the periods presented.

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Assumption Review Impact:
Total assumption review impact on pretax (loss) income before noncontrolling interests	$(24.3)	$(31.2)	$(190.7)
Total assumption review impact on pretax non-operating adjustments	(127.5)	80.5	198.5

Total assumption review impact on Pretax Adjusted Operating Earnings	$(151.8)	$49.3	$7.8

Assumption Review Impact on Pretax Adjusted Operating Earnings by Segment:
Retail Annuities	$(137.6)	$50.7	$11.6
Closed Life and Annuity Blocks	(14.2)	(1.4)	(3.8)

Total assumption review impact on Pretax Adjusted Operating Earnings	$(151.8)	$49.3	$7.8

2020 Assumption Updates

The impact of assumption changes on Pretax Adjusted Operating Earnings was $(152) million, with the majority of this impact attributed to the Retail Annuities segment at $(138) million. The principal assumption change driving the unfavorable impact for Retail Annuities was a decrease in the variable annuity DAC balance due to long-term separate account return and hedge cost assumption updates. Updates to other assumptions, mainly related to REALIC business, produced minor additional impacts to unamortized DAC balances and reserves across annuity and life insurance products within the Retail Annuities and Closed Life and Annuity Blocks segments.

The impact on pretax non-operating adjustments of $127 million was mainly due to an overall decrease in the GMWB and GMWB for Life optional guarantee benefit reserves. The reserve decrease was driven principally by assumption changes to persistency, mortality, fund fee and non-performance risk assumptions. These effects were partially offset by updated fund transfer, GMWB utilization, and long-term separate account return assumptions which resulted in reserve increases.

In aggregate, the total impact of assumption changes on pretax (loss) income before noncontrolling interests was $(24) million.

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2019 Assumption Updates

The impact of assumption changes on Pretax Adjusted Operating Earnings was $49 million, with the majority of this impact attributed to the Retail Annuities segment at $51 million, partially offset by impacts to the Closed Life and Annuity Blocks segment. The principal assumption change driving the favorable impact for Retail Annuities was a reduction in variable annuity lapse rates which increased projected estimated gross profits and consequently reduced the DAC amortization expense. Updates to other assumptions, such as mortality, partial withdrawal and expense assumptions, produced minor impacts to unamortized DAC balances and reserves across annuity and life insurance products within the Retail Annuities and Closed Life and Annuity Blocks segments.

The impact on pretax non-operating adjustments of $(81) million was due to an overall increase in the GMWB and GMWB for Life optional guarantee benefit reserves. The reserve increase was driven principally by assumption changes to fund transfer rates, which increased the projected allocation to the separate accounts, increased investment management fees, which reduced projected account balances, and more efficient GMWB utilization. These effects were partially offset by updated mortality assumptions which resulted in reserve decreases.

In aggregate, the total impact of assumption changes on pretax (loss) income before noncontrolling interests was $(31) million.

2018 Assumption Updates

The impact of assumption changes on pretax Adjusted Operating Earnings was $8 million, with a $12 million impact attributed to the Retail Annuities segment, partially offset by a $4 million impact attributed to the Closed Life and Annuity Blocks segment. The impact to Retail Annuities resulted principally from updated lapse and partial withdrawal assumptions for variable and fixed annuities which, reflecting increased persistency, increased projected estimated gross profits and consequently reduced the DAC amortization expense. Updates to other assumptions, such as mortality, partial withdrawal and expense assumptions, produced minor impacts to DAC amortization expense and reserves across annuity and life insurance products within the Retail Annuities and Closed Life and Annuity Blocks segments.

The impact on pretax non-operating adjustments of $(199) million was due to an overall increase in reserve for GMWB and GMWB for Life optional guarantee benefit reserves. The reserve increase was driven principally by changes to benefit utilization assumptions. This, in combination with mortality and lapse assumption updates, which increased persistency, resulted in a reserve increase due to a higher level of projected benefit costs partially offset by a higher level of projected benefit fees.

In aggregate, the total impact of assumption changes on pretax (loss) income before noncontrolling interests was $(191) million.

Recent Acquisitions and Reinsurance Transactions

We have and expect to continue to manage and diversify our overall mortality and longevity risks through closed block acquisitions, which we believe provide opportunities to deploy capital at attractive risk-adjusted returns and diversify our in-force business. We also use third-party reinsurance to manage capital in support of our strategy by monetizing selected risks in our in-force business. A reinsurance transaction could have a significant impact on our results of operations in the period in which the transaction occurs as a result of the reserves acquired or divested at the time the transaction is closed, and assets added or removed from the balance sheet (including any premium paid or received), net of ceding commission. A reinsurance transaction could also impact the credit risk in our investment portfolio. Generally, acquired blocks of business will increase our exposure to credit risk in our investment portfolio, while business that is disposed of or reinsured will reduce the amount of credit risk in our investment portfolio and increase the counterparty credit risk to which we are exposed.

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Retail Annuities

Effective June 1, 2020, we entered into a reinsurance agreement with Athene, ceding a $27.6 billion portfolio of fixed and fixed index annuity liabilities in exchange for approximately $1.2 billion in ceding commissions. Our reinsurance arrangement with Athene is a funds withheld coinsurance arrangement where Athene, as reinsurer, will bear responsibility for all financial terms of the reinsured policies (i.e., premiums, expenses, claims, etc.) and, we, as the ceding company, hold certain assets backing the reserves as collateral in a segregated custody account. See “Business—Reinsurance.”

Closed Life and Annuity Blocks

Effective March 15, 2019, we entered into a 90% quota share reinsurance agreement with John Hancock NY to assume its group payout annuity business. The transaction was structured as indemnity reinsurance of John Hancock NY’s approximately 18,000 group payout annuity certificates representing $0.5 billion of reserves.

Effective October 1, 2018, we entered into a reinsurance agreement with John Hancock to assume its U.S. group payout annuity business. The transaction was structured as indemnity reinsurance of John Hancock’s approximately 186,000 group payout annuity certificates representing $5.0 billion of assumed premiums, ceding commission income of $555 million and $5.5 billion of reserves.

Separation Costs

Historically, we have received certain operational support services from Prudential and have provided services to Prudential, including information security services pursuant to an intra-group masters services agreement. We currently expect that such intra-group master services agreement will be terminated in connection with the Demerger as part of the complete operational separation of Prudential’s and our businesses. However, if certain services are still necessary following the completion of the Demerger because operational separation is not completed at that time, we expect that these services will be provided via an amendment to the intra-group master services agreement. The process of replicating and replacing functions, systems and infrastructure provided by Prudential or certain of its affiliates in order to operate as a separate public company is currently underway. In connection with preparing for the Demerger and our operation as a separate, publicly traded company following the completion of the Demerger, we expect to incur one-time and recurring expenses. We estimate that the aggregate amount of these one-time expenses will be approximately $65 million, of which approximately $18 million was incurred in 2020 and the remainder is expected to be incurred in 2021. We estimate that our incremental recurring expenses relating to operating on a stand-alone basis will be between approximately $25 million and $30 million. These expenses primarily relate to information security, finance, risk management, human resources, corporate communications, public relations and other support services.

Macroeconomic, Industry and Regulatory Trends

We discuss a number of trends and uncertainties below that we believe could materially affect our future business performance, including our results of operations, our investments, our cash flows, and our capital and liquidity position.

Macroeconomic and Financial Market Conditions

Our business and results of operations are affected by macroeconomic factors. The level of interest rates and shape of the yield curve, credit and equity market performance (including market paths, equity volatility and other factors), regulation, tax policy, the level of U.S. employment, inflation and the overall economic growth rate can affect both our short and long-term profitability. Monetary and fiscal policy in the United States, or similar actions in foreign nations, could result in increased volatility in financial markets, including interest rates, currencies and equity markets, and could impact our business in both the short-term and medium-term. Political events, including the imposition of stay-at-home orders and business shutdowns or other effects arising as a result of the COVID-19 pandemic, civil unrest, tariffs or other barriers to international trade, and the effects that these or other political events could have on levels of economic activity, could also impact our business through impacts on consumers’ behavior or impact on financial markets.

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A wide variety of factors continue to impact global financial and economic conditions. These factors include, among others, measures imposed as a result of the COVID-19 pandemic, concerns over global economic growth, specifically economic growth in the United States, continued low interest rates following the sharp decline in the first and second quarter of 2020, elevated unemployment rates, concerns over global trade wars, changes in tax policy, global economic factors, including programs by foreign nations and the United Kingdom’s exit from the European Union and other geopolitical issues. See “Risk Factors—Risks Relating to Conditions in the Financial Markets and Economy—General conditions in the global capital markets and the economy could have a material adverse effect on our business, financial condition, results of operations and cash flows.”

In the short- to medium-term, the potential for increased volatility, coupled with prevailing interest rates remaining below historical averages and uncertain equity market performance, could pressure sales and reduce demand for our products as consumers consider purchasing alternative products to meet their objectives. In addition, this environment could make it difficult to consistently develop products that are attractive to customers. Our financial performance can be adversely affected by market volatility and equity market declines if fees assessed on the account value or benefit base of our annuities fluctuate, hedging costs increase and revenues decline due to reduced sales and increased outflows.

Equity Market Environment

Our financial performance is impacted by the performance of equity markets. In 2019, equity market indexes, including the S&P 500, increased significantly. For example, our variable annuities earn fees based on the account value, which changes with equity market levels. In the first quarter of 2020, U.S. equity markets reached new highs but reversed in March 2020 and, subsequently, experienced increased volatility as a result of the COVID-19 pandemic. Market performance in the second half of 2020 was primarily characterized by the significant rally seen across assets, with equity markets close to reversing the significant underperformance of the first quarter by the middle of June. Further, higher implied equity market volatility (as well as other market factors) generally results in increased costs of hedges used as part of our variable annuities and fixed index annuities risk management. The financial performance of our hedging program could be impacted by large directional market movements or periods of high volatility. In particular, our hedges could be less effective in periods of large directional movements or we could experience more frequent or more costly rebalancing in periods of high volatility, which would lead to adverse performance versus our hedge targets and increased hedging costs. Further, we are also exposed to basis risk, which results from our inability to purchase or sell hedge assets whose performance is perfectly correlated to the performance of the funds into which customers allocate their assets. We make funds available to customers where we believe we can transact in sufficiently correlated hedge assets, and we anticipate some variance in the performance of our hedge assets and customer funds. This variance may result in our hedge assets outperforming or underperforming the customer assets they are intended to match. This variance may be exacerbated during periods of high volatility, leading to a mismatch in our hedge results relative to our hedge targets. See “Risk Factors—Risks Relating to Our Consolidated Business—Risks Relating to Conditions in the Financial Markets and Economy—Equity market declines and volatility could cause a material adverse effect on our business, financial condition, results of operations and cash flows.”

Interest Rate Environment

Our financial performance is also impacted by the level of interest rates. The Federal Reserve reduced the federal funds rate twice in 2020, a continuation of the interest rate movements seen in 2019. Both short-term and long-term interest rates in the United States remain near historic lows and well below historical averages.

We believe the interest rate environment will continue to impact our business and financial performance in the future for several reasons, including the following:

•

Our investment portfolio is predominantly composed of fixed income securities. In the near term, we expect the yields we earn on new investments will be materially lower than yields we earned on maturing investments due to the low interest rate environment.

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•

A prolonged low interest rate environment could subject us to increased hedging costs or an increase in the amount of statutory reserves that our insurance subsidiaries are required to hold for optional guarantee benefits, decreasing statutory surplus, which would adversely affect their ability to pay dividends. Certain inputs to the statutory models rely on prescribed interest rates, which are, in turn, determined using a historical interest rate perspective with a mean reversion path over the longer term. If rates remain at the current historically low levels, we expect these prescribed rates to continue to decline as the NAIC updates the calculations each year, which would adversely impact our statutory capital. In addition, low interest rates could also increase the perceived value of optional guarantee benefits features to our customers, which in turn could lead to a higher utilization of withdrawal or annuitization features of annuity policies and higher persistency of those products over time. Finally, low interest rates could continue to cause an acceleration of DAC amortization or reserve increase due to loss recognition for annuities and interest-sensitive life insurance. A gradual rise in interest rates would have benefits that are offsetting to risks previously described. Those potential benefits include increased new money investment yields, a decline in DAC amortization, a reduction in hedging costs and more attractive product benefits.

•

Some of our annuities have a guaranteed minimum interest crediting rate. These guaranteed minimum interest crediting rates may not be lowered, even if earnings on our investment portfolio decline, resulting in net investment spread compression that negatively impacts earnings. In addition, we expect more customers to hold policies with comparatively high guaranteed minimum interest crediting rates longer in a low interest rate environment, resulting in lower than previously expected lapse rates. Conversely, a rise in the average yield on our investment portfolio should positively impact earnings. Similarly, we expect customers would be less likely to hold policies if existing guaranteed minimum interest crediting rates are perceived to have less value as interest rates rise, resulting in higher than previously expected lapse rates.

For a further discussion of risks related to interest rate changes, see “Risk Factors—Risks Relating to Our Consolidated Business—Risks Relating to Conditions in the Financial Markets and Economy—Volatility in interest rates and credit spreads or prolonged periods of low interest rates could have an adverse effect on our business, financial condition, results of operations and cash flows.”

Credit Market Environment

Our financial performance is impacted by conditions in fixed income markets. Credit spreads substantially increased in the first half of 2020, caused by increased credit risk as a result of a slowdown in economic activity in the United States. As credit spreads widen, the fair value of our existing investment portfolio generally decreases, although we generally expect the widening spreads to increase the yield on new fixed income investments. Conversely, as credit spreads tighten, the fair value of our existing investment portfolio generally increases, and the yield available on new investment purchases decreases. While changing credit spreads impact the fair value of our investment portfolio, this revaluation will not affect our net income, unless such changes are realized through the sale of securities or are included in our trading portfolios, and is instead reflected in our AOCI. Shifts in the credit quality of the assets underlying our investment portfolio may also impact the level of regulatory required statutory capital for our insurance company subsidiaries. As such, significant credit rating downgrades or payment defaults could negatively impact our RBC ratio. See “Risk Factors—Risks Relating to Our Consolidated Business—Risks Relating to Conditions in the Financial Markets and Economy— Volatility in interest rates and credit spreads or prolonged periods of low interest rates could have an adverse effect on our business, financial condition, results of operations and cash flows.”

COVID-19

We are closely monitoring developments related to the COVID-19 pandemic and related governmental authorities’ actions taken to prevent its spread to assess its impact on our business. The COVID-19 pandemic has caused significant economic and financial turmoil both in the United States and around the world. These conditions are likely to continue and could worsen in the foreseeable future. At this time, it is not possible to estimate the

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timetable for the implementation of any therapeutic treatments and vaccines for COVID-19, which may occur over a prolonged period of time, or their efficacy with respect to current or future variants or mutations of COVID-19, or the longer-term effects that the COVID-19 pandemic could have on our business. The extent to which the COVID-19 pandemic impacts our business, results of operations, financial condition and cash flows will depend on future developments which are highly uncertain and cannot be predicted, including new information concerning the severity and persistence of the COVID-19 pandemic. Federal and state authorities’ actions could include a continued reliance on restrictions of movements for a prolonged period of time. We are not able to predict the duration and effectiveness of governmental and regulatory actions taken to contain or address the COVID-19 pandemic or the impact of future laws, regulations or restrictions on our business. See “Risk Factors—Risks Relating to Our Consolidated Business—Risks Relating to Conditions in the Financial Markets and Economy—The COVID-19 pandemic has adversely impacted our business, and the ultimate effect on our business, financial condition, results of operations and cash flows will depend on future developments that are highly uncertain, including the scope and duration of the pandemic and actions taken by governmental authorities in response to the pandemic.”

Consumer Behavior

We believe that many retirees have begun to look to tax-efficient savings products as a tool for addressing their unmet need for retirement planning. We believe our products are well positioned to meet this increasing consumer demand. However, consumer behavior may be impacted by increased economic uncertainty, increasing unemployment rates, declining equity markets, lower interest rates and increased volatility of financial markets. In recent years, we have introduced new products to better address changes in consumer demand and targeted distributions channels which meet changes in consumer preferences.

Demographics

We expect demographic trends in the U.S. population, in particular the increase in the number of retirement age individuals, to generate significant demand for our products. In addition, the potential risk to government social safety net programs and shifting of responsibility for retirement planning and financial security from employers and other institutions to employees, highlights the need for individuals to plan for their long-term financial security and will create additional opportunities to generate sustained demand for our products. Based on a 2017 U.S. Census Bureau Population Projection, the portion of the U.S. population age 55 or older is expected to grow through 2030 at double the annual rate of growth forecast for the overall U.S. population. If this growth is realized, 32% of the overall U.S. population, or 112 million individuals, will be age 55 or older by 2030, compared to 29%, or 95 million individuals, in 2018. We believe we are well positioned to capture the increased demand generated by these demographic trends. See “Business—Industry Environment and Opportunities.”

Competition

The insurance industry is highly competitive, with several factors affecting our ability to compete effectively, including the range of products offered, product terms and features, financial strength and credit ratings, brand strength and name recognition, investment management performance and fund management trends, the ability to respond to developing demographic trends, customer appetite for certain products and technological advances. Our competitors include major stock and mutual insurance companies, mutual fund organizations, banks and other financial services companies. In recent years, there has been substantial consolidation and convergence among companies in the insurance and financial services industries resulting in increased competition from large, well-capitalized insurance and financial services firms that market products and services similar to ours. Increased consolidation among banks and other financial services companies could create firms with even stronger competitive positions, negatively impact the insurance industry’s sales, increase competition for access to distribution partners, result in greater distribution expenses and impair our ability to market our annuities to our current customer base or expand our customer base. Despite the increasing competition, we believe that our competitive strengths position us well in the current competitive environment. See “Risk Factors—Risks Relating to Our Consolidated Business— Risks Relating to the Products We Offer and

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Product Distribution—Competitive activity could adversely affect our market share and financial results, which could cause a material adverse effect on our business, financial condition, results of operations and cash flows.”

Regulatory Policy

We operate in a highly regulated industry. Our insurance company subsidiaries are regulated primarily at the state level, with some policies and products also subject to federal regulation. As such, regulations recently approved or currently under review at both the U.S. federal and state level could impact our business model, including statutory reserve and capital requirements. We anticipate that our ability to respond to changes in regulation and other legislative activity will be critical to our long-term financial performance. For a description of regulations applicable to our business, see “Business—Regulation.” In particular, the following could materially impact our business:

Department of Labor Fiduciary Advice Rule

The DOL has issued a new regulatory action (the “Fiduciary Advice Rule”) effective February 16, 2021, that reinstates the text of the DOL’s 1975 investment advice regulation defining what constitutes fiduciary “investment advice” to ERISA Plans and IRAs and provides guidance interpreting such regulation. The guidance provided by the DOL broadens the circumstances under which financial institutions, including insurance companies, could be considered fiduciaries under ERISA or the Tax Code. In particular, the DOL states that a recommendation to “roll over” assets from a qualified retirement plan to an IRA, or from an IRA to another IRA, can be considered fiduciary investment advice if provided by someone with an existing relationship with the ERISA Plan or an IRA owner (or in anticipation of establishing such a relationship). This guidance reverses an earlier DOL interpretation suggesting that roll over advice did not constitute investment advice giving rise to a fiduciary relationship. Because we do not engage in direct distribution of annuities, including IRA products and annuities sold to ERISA plan participants and to IRA owners, we believe that we will have limited exposure to the new Fiduciary Advice Rule. Unlike the DOL’s previous fiduciary rule issued in 2016, compliance with the Fiduciary Advice Rule will not require us or our distributors to provide the disclosures required for exemptive relief under the previous rule. However, we continue to analyze the impact of the Fiduciary Advice Rule, and, while we cannot predict the rule’s impact, it could have an adverse effect on sales of annuities through our distribution partners, as approximately 62% of our annuity sales were purchased within IRAs or other qualified accounts (excluding employer-sponsored qualified plans) during 2020. The Fiduciary Advice Rule may also lead to changes to our compensation practices and product offerings and increased litigation risk, which could adversely affect our results of operations and financial condition. We may also need to take certain additional actions in order to comply with, or assist our distributors in their compliance with the Fiduciary Advice Rule.

NAIC Valuation Manual Updates

In 2018, the NAIC concluded an industry consultation and published a new NAIC Valuation Manual with the aim of reducing the non-economic volatility in the variable annuity statutory balance sheet and enhancing risk management. The framework applies to variable annuities’ reserve and capital requirements and, among other things, is expected to produce more stable RBC ratios compared to the prior statutory framework. The NAIC guidance had an effective date of January 2020 for the new framework, with early adoption permitted. We early adopted the new framework for Jackson National Life in the period ending December 31, 2019. Jackson National Life NY adopted the variation of the new framework applicable to New York-domiciled companies (promulgated through NY Regulation 213 in early 2020) in 2020. In 2020, we determined that a simplifying modeling assumption was not consistent within its intent in the adoption of the new framework and the revised modeling adopted for calculating reserves and capital reduced surplus and increased required capital.

NAIC reforms relating to the calculation of life insurance reserves for new business known as principle-based reserving became effective on January 1, 2017 in the states where it has been adopted, such as Michigan, to be followed by a three-year phase-in period. New York has enacted legislation allowing principle-based reserving, effective as of January 1, 2020. New York’s implementing regulation establishes that the reserving standard in New York will be consistent with the reserve standards, valuation methods and related requirements

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of the NAIC Valuation Manual, while also authorizing the NYSDFS to deviate from the NAIC Valuation Manual, by regulation, if it determines that an alternative requirement would be in the best interest of New York customers.

Legislative Reforms

Congress approved the SECURE Act on December 20, 2019. The SECURE Act provides individuals with greater access to retirement products. Namely, it makes it easier for 401(k) programs to offer annuities as an investment option by, among other things, creating a statutory safe harbor in ERISA for a retirement plan’s selection of an annuity provider. The SECURE Act represents the largest overhaul to retirement plans in over a decade. We view these reforms as beneficial to our business model and expect growth opportunities will arise from the new law.

Tax Laws

All of our annuities offer investors the opportunity to benefit from tax deferral. If U.S. tax laws were to change, such that our annuities no longer offer tax-deferred advantages, demand for our products could materially decrease.

Consolidated Results of Operations

The following table sets forth, for the periods presented, certain data from our consolidated income statements. The information contained in the table below should be read in conjunction with our consolidated financial statements and the related notes.

	Years ended December 31,
	2020	2019	2018
	(in millions)
Revenues
Fee income	$6,604.0	$6,412.9	$6,259.9
Advisory and wealth management fees	—	—	47.8
Premium	159.5	567.4	5,153.8
Net investment income	2,038.4	2,813.2	2,649.7
Net losses on derivatives and investments	(3,999.4)	(6,383.9)	(498.8)
Other income	64.0	68.8	65.0

Total revenues	4,866.5	3,478.4	13,677.4

Benefits and Expenses
Death, other policy benefits and change in policy reserves, net of deferrals	1,283.8	1,464.4	6,967.0
Interest credited on other contract holder funds, net of deferrals	1,210.0	1,640.5	1,556.2
Interest expense	88.4	98.5	86.2
Operating costs and other expenses, net of deferrals	984.1	2,067.0	1,583.9
Cost of reinsurance	2,520.1	—	—
Amortization of deferred acquisition and sales inducement costs	(389.2)	(980.7)	1,091.5

Total benefits and expenses	5,697.2	4,289.7	11,284.8

Pretax (loss) income before noncontrolling interest	(830.7)	(811.3)	2,392.6
Income tax (benefit) expense	(495.0)	(368.9)	338.3

Net (loss) income	(335.7)	(442.4)	2,054.3
Less: Net (loss) income attributable to noncontrolling interests	(3.6)	54.7	68.7

Net (loss) income attributable to Jackson Financial Inc.	$(332.1)	$(497.1)	$1,985.6

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	Years ended December 31,
	2020	2019	2018
	(in millions)
Adjusted Operating Earnings
Net (loss) income attributable to Jackson Financial Inc.	$(332.1)	$(497.1)	$1,985.6
Income tax (benefit) expense	(495.0)	(368.9)	338.3

Pretax (loss) income attributable to Jackson Financial Inc.	(827.1)	(866.0)	2,323.9

Non-operating adjustments:
Fees attributable to guarantee benefits	(2,509.0)	(2,376.8)	(2,239.2)
Net movement in freestanding derivatives	4,763.3	6,603.9	(641.5)
Net reserve and embedded derivative movements	3,183.5	(60.3)	1,588.3
Net realized investment (gains)/losses	(479.3)	(197.3)	18.8
DAC and DSI impact	(1,260.5)	(898.4)	612.4
Assumption changes	(127.5)	80.5	198.5
Gain on Athene Reinsurance Transaction	(809.4)	—	—
Other items	40.3	40.4	53.3

Total non-operating adjustments	2,801.4	3,192.0	(409.4)

Pretax Adjusted Operating Earnings	1,974.3	2,326.0	1,914.5
Operating income taxes	94.1	290.0	237.9

Adjusted Operating Earnings	$1,880.2	$2,036.0	$1,676.6

Year Ended December 31, 2020 compared to Year Ended December 31, 2019

Net (Loss) Income Attributable to Jackson Financial Inc.

Our net (loss) income attributable to Jackson Financial Inc. improved by $165 million to a net loss of $332 million for the year ended December 31, 2020, from a net loss of $497 million for the year ended December 31, 2019. Included within our net loss for 2020 was an after tax net gain of $632 million related to the Athene Reinsurance Transaction. Excluding the impact from the Athene Reinsurance Transaction, our net loss would have been $964 million, or $467 million greater than 2019. Adjusted for the gain on the Athene Reinsurance Transaction, this increase in net loss was primarily due to lower net investment income, a result of a reduction in invested asset balance due to the Athene Reinsurance Transaction, as well as lower investment yields on new investments. In addition, net derivative losses, including reserves on guarantees accounted for as embedded derivative instruments on our variable annuities, increased primarily as a result of lower equity markets in 2020, compared to 2019. These increases were somewhat offset by lower interest credited primarily due to the Athene Reinsurance Transaction and a higher favorable benefit of deferred acquisition and sales inducement costs, primarily due to derivative losses, partially offset by the impact from deferred acquisition costs assumption changes.

Revenues

Total revenues increased by $1,389 million, or 40%, to $4,867 million for the year ended December 31, 2020 from $3,478 million for the year ended December 31, 2019. A discussion of the notable items related to the change in revenues from 2020 to 2019 is included in the below commentary.

Fee Income

Fee income increased $191 million, or 3%, to $6,604 million for the year ended December 31, 2020 from $6,413 million for the year ended December 31, 2019. Fee income includes $5,973 million of variable annuity related fees and charges for the year ended December 31, 2020 versus $5,761 million for the year ended

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December 31, 2019. This increase was primarily due to an $8 billion, or 4%, increase in average variable annuity account value balances to $190 billion in 2020 from $182 billion in 2019. The increase in average variable annuity account value balances was primarily a result of separate account returns on investments during the year.

Premium

Premium decreased $408 million, or 72%, to $160 million for the year ended December 31, 2020 from $567 million for the year ended December 31, 2019. This decrease was primarily due to premiums of $406 million related to the John Hancock NY reinsurance transaction in 2019. Excluding the impact of the John Hancock NY reinsurance transaction, premiums were relatively consistent with prior year.

Net Investment Income

Net investment income decreased $775 million, or 28%, to $2,038 million for the year ended December 31, 2020 from $2,813 million for the year ended December 31, 2019 and the investment yield on our portfolio declined from 4.03% at December 31, 2019 to 3.33% in 2020. The decrease in net investment income was due to a $24.0 billion decrease in invested assets, primarily as a result of the Athene Reinsurance Transaction. The decrease in investment yield was due to the portfolio rebalancing activity undertaken following the Athene Reinsurance Transaction, and investing at new money interest rates which were lower than the investment yield prior to this rebalancing. Investment yield is calculated by dividing our net investment income for the period by our average total investments during such period.

Net Losses on Derivatives and Investments

Total net losses on derivatives and investments improved $2,385 million, to a loss of $3,999 million for the year ended December 31, 2020 from a loss of $6,384 million for the year ended December 31, 2019. Net losses on derivatives and investments included a benefit of $2,891 million due to the realized gains recognized as a result of the Athene Reinsurance Transaction. Excluding the impact of the Athene Reinsurance Transaction, net losses on derivatives and investments increased $507 million for the year ended December 31, 2020, compared to the prior year. This was primarily a result of an increase in net derivative losses of $789 million, which increased to a net loss of $7,370 million for the year ended December 31, 2020, compared to a net loss of $6,581 million for the year ended December 31, 2019.

The increase in derivatives losses was primarily due to higher losses in reserves on guarantees that are accounted for as embedded derivatives, driven by lower interest rates, influencing drift and discount rates, and higher implied volatility, which had the effect of more than offsetting the benefit of increase in equity prices. Additionally, the embedded derivative movement reflects an update to both our credit rating during 2020, as well as, a change in discount rate methodology during the year. Our non-performance risk is derived using a blend of observed market yields on debt for life insurers with similar credit ratings to ours and matrix pricing data for expected yields on our debt adjusted to reflect company credit risk. This increase in embedded derivative losses was somewhat offset by lower freestanding derivative losses, a result of lower market returns compared to prior year, as well as a lower interest rate environment, which resulted in higher gains within our interest rate related hedge movements. We manage our risk associated with optional guarantee benefits using a comprehensive interest rate and equity hedging program. See “Business–Risk Management.”

Total Benefits and Expenses

Total benefits and expenses increased $1,408 million, or 33%, to $5,697 million for the year ended December 31, 2020 from $4,290 million for the year ended December 31, 2019. A discussion of the notable items related to the change in total benefits and expenses from 2019 to 2020 is included in the below commentary.

Death, Other Policy Benefits and Change in Policy Reserves, Net of Deferrals

Death, other policy benefits and change in policy reserves decreased $181 million, or 12%, to $1,284 million for the year ended December 31, 2020 from $1,464 million for the year ended December 31,

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2019. This decrease was primarily due to the John Hancock NY reinsurance transaction, which resulted in an increase in reserves of $471 million during 2019. Excluding the impact of reserves from the John Hancock reinsurance transaction, death, other policy benefits and change in policy reserves, net of deferrals, increased $290 million as a result of more unfavorable movements in embedded liability reserves, as described above.

Interest Credited on Contract Holder Funds, Net of Deferrals

Interest credited on contract holder funds, net of deferrals, decreased $430 million, or 26%, to $1,210 million for the year ended December 31, 2020 from $1,640 million for the year ended December 31, 2019. This decrease was primarily driven from the impact of ceding the majority of the fixed and fixed-index annuity business to Athene. As of December 31, 2020, $384 million of interest credited was ceded to Athene.

Operating Costs and Other Expenses, Net of Deferrals

Operating costs and other expenses, net of deferrals, decreased $1,083 million, or 52%, to $984 million for the year ended December 31, 2020 from $2,067 million for the year ended December 31, 2019. The ceding commission of $1.2 billion received due to the Athene Reinsurance Transaction was included as a contra expense within operating costs and other expenses. In addition, the ceding commission associated with the John Hancock NY reinsurance transaction of $65 million was included as a contra expense in 2019. Excluding these ceding commissions, operating costs and other expenses increased by 4%, compared to the prior year.

Cost of Reinsurance

Cost of reinsurance was $2,520 million for the year ended December 31, 2020. Cost of reinsurance was due to the Athene Reinsurance Transaction in June 2020 and includes the net impact of the ceded premium of $30.1 billion and ceded reserves of $27.6 billion, resulting in a net charge of $2.5 billion as of the effective date of the agreement.

Amortization of Deferred Acquisition Costs and Deferred Sales Inducement Costs

Amortization of deferred acquisition costs and deferred sales inducement costs decreased $592 million, or 60%, to a benefit of $389 million for the year ended December 31, 2020 from a benefit of $981 million for the year ended December 31, 2019. DAC amortization included a DAC write-off of $764 million related to our FA and FIA blocks of business, as a result of the Athene Reinsurance Transaction. Excluding the impact of this write off, amortization of deferred acquisition costs and sales inducement costs would have been a benefit of $1,153 million, which was $173 million more favorable than the $981 million benefit in 2019. This was primarily a result of a more favorable benefit of amortization of deferred acquisition costs, resulting from the higher losses on derivative movements, compared to 2019, partially offset by the unfavorable impact from deferred acquisition costs assumption changes

Income Taxes

Income tax benefit increased $126 million to a benefit of $495 million for the year ended December 31, 2020, from a benefit of $369 million for the year ended December 31, 2019. The 2020 income tax benefit represents an effective income tax benefit rate of 60% for the year ended December 31, 2020 versus a benefit rate of 46% for the year-ended December 31, 2019. The benefit during the year ended December 31, 2020 arose primarily from the dividends received deduction and foreign tax credits. In addition, during 2020 we recorded a benefit attributable to prior year deferred tax balances for certain investment partnerships, as well as an adjustment with respect to our methodology for state income taxes. Our effective rate typically varies from the marginal statutory rate of 21% due to the impact of permanent tax differences. In addition, income taxes for the year ended December 31, 2020 included an income tax expense of $177 million related to the Athene Reinsurance Transaction.

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Our actual income tax (benefit) expense differs from the statutory U.S. federal amounts computed by applying the federal income tax rate due to the following:

	Years Ended December 31,
	2020	2019	2018
	(in millions, except percentages)
Income taxes at statutory rate	$(173.7)	$(181.9)	$488.0
State income taxes	(46.1)	0.1	(3.1)
Dividends received deduction	(157.8)	(170.9)	(114.6)
Valuation allowance	0.5	0.8	(1.8)
U.S. federal tax reform impact	(16.3)	—	(11.8)
Provision for uncertain tax benefit	—	—	4.8
Other tax credits	(60.7)	(39.8)	(33.4)
Prior year deferred tax benefit	(52.9)	—	—
Other	12.0	22.8	10.2

Income tax (benefit) expense	$(495.0)	$(368.9)	$338.3

Pretax (loss) income before noncontrolling interests	$(830.7)	$(811.3)	$2,392.6
Effective tax (benefit) expense on pretax (loss) income before noncontrolling interests	(59.6)%	(45.5)%	14.1%

Pretax Adjusted Operating Earnings

Pretax Adjusted Operating Earnings decreased $352 million, or 15%, to $1,974 million for the year ended December 31, 2020, from $2,326 million for the year ended December 31, 2019. This decrease was primarily due to lower net investment income due to the Athene Reinsurance Transaction and higher DAC amortization, resulting primarily from the impact of assumption changes, as well as the Athene Reinsurance Transaction.

Adjustments to Pretax (loss) income attributable to Jackson Financial Inc.

Adjustments to Pretax (loss) income attributable to Jackson Financial Inc. in deriving Adjusted Operating Earnings decreased by $391 million, to total non-operating adjustments of $2,801 million in 2020 from $3,192 million in 2019. The individual components of these movements are summarized below.

Fees Attributable to Guarantee Benefit Reserves

Fees attributable to guarantee benefits excluded from Adjusted Operating Earnings increased $132 million, or 6%, to $2,509 million for the year ended December 31, 2020 from $2,377 million for the year ended December 31, 2019 consistent with the increase in the benefit base between the two years.

Net Movement in Freestanding Derivatives

Net movement in freestanding derivatives improved by $1,841 million, or 28%, from a net loss of $6,604 million in 2019, to a net loss of $4,763 million in 2020. The lower freestanding derivatives losses were primarily driven by our interest rate hedges resulted in net gains of $2,272 million, compared to $962 million in 2019, primarily due to decreases in both treasury and swap rates, as well as an increase in the amount of our notional on interest rate hedges. These lower losses were also a result of lower freestanding equity derivative movements of $7,036 million, compared to $7,566 million in 2019 due to lower equity market returns compared to prior year.

Net Reserve and Embedded Derivative Movements

Net reserve and embedded derivative movements increased to a net loss of $3,184 million in 2020, from a net gain of $60 million in 2019. The increase in these losses was primarily due to higher losses in reserves on guarantees related to our variable annuity products, driven by lower interest rates, influencing drift and discount rates, and higher implied volatility, which had the effect of more than offsetting the benefit of increase in equity

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prices. Additionally, variable annuity embedded derivative movements of $2,764 million includes an update to both our credit rating during 2020, as well as, a change in discount rate methodology during the year. Our non-performance risk is derived using a blend of observed market yields on debt for life insurers with similar credit ratings to ours and matrix pricing data for expected yields on our debt adjusted to reflect company credit risk.

Net Realized Investment Gains/(Losses)

Net realized investment gains/(losses) increased $282 million, to a net gain of $479 million in 2020 from a gain of $197 million in 2019. The increase was largely a result of normal course portfolio trading activity between the periods and increased fair values occurring in a lower interest rate environment during 2020.

DAC and DSI Impact

DAC and DSI impacts from the adjustments detailed above were more favorable by $362 million at a net benefit to adjusted operating earnings of $1,261 million in 2020 as compared to a net benefit of $898 million in 2019. This change was largely due to the significant movement in both our freestanding derivatives, as well as our reserve and embedded derivative movements, against which these charges offset.

Assumption Changes

Assumption changes for 2020 resulted in a benefit of $127 million compared to a $81 million charge in 2019. The benefit was primarily due to an overall decrease in the GMWB and GMWB for Life optional guarantee benefit reserves. The reserve decrease was driven principally by assumption changes to persistency, mortality, fund fee and non-performance risk assumptions. These effects were partially offset by updated fund transfer, GMWB utilization, and long-term separate account return assumptions which resulted in reserve increases.

Operating Income Taxes

Operating income taxes decreased $196 million to an expense of $94 million for the year ended December 31, 2020 from an expense of $290 million for the year ended December 31, 2019. Operating income tax expense represent an adjusted effective income tax rate of 5% for the year ended December 31, 2020 and 12% for the year ended December 31, 2019. The difference between the adjusted effective income tax rate and the marginal statutory rate of 21% arises from the permanent differences included in our Adjusted Operating Earnings, primarily the dividends received deduction. The decrease in operating income tax expense from 2019 to 2020 arose primarily due to the lower level of pretax adjusted operating earnings resulting from the items previously discussed. In addition, during 2020 we recorded a benefit attributable to a prior year deferred tax balances for certain investment partnerships, as well as an adjustment with respect to our methodology for state income taxes.

Year Ended December 31, 2019 compared to Year Ended December 31, 2018

Net (Loss) Income Attributable to Jackson Financial Inc.

Our net (loss) income attributable to Jackson Financial Inc. decreased by $2,483 million to a net loss of $497 million for the year ended December 31, 2019 from net income of $1,986 million for the year ended December 31, 2018. This decrease was primarily a result of an increase in net derivative losses, including reserves on guarantees accounted for as embedded derivative instruments on our variable annuities and fixed index annuities, which were the result of the strong equity markets in 2019 and which caused net income to decrease by $5,597 million. The decline in net income was partially offset by lower amortization of deferred acquisition and sales inducement costs of $2,072 million due to lower overall gross profits in 2019 as a result of the aforementioned derivative losses, as well as higher variable annuity account value returns than anticipated in our mean reversion model. The impact of the mean reversion methodology was to lower amortization of deferred acquisition and sales inducement costs by $539 million. The decline was also offset by lower reserve movements during the period due to more favorable variable annuity account value returns during 2019.

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Revenues

Total revenues decreased by $10,199 million, or 75%, to $3,478 million for the year ended December 31, 2019 from $13,677 million for the year ended December 31, 2018. A discussion of the notable items related to the change in revenues from 2018 to 2019 is included in the below commentary.

Fee Income

Fee income increased $153 million, or 2%, to $6,413 million for the year ended December 31, 2019 from $6,260 million for the year ended December 31, 2018. Fee income includes $5,761 million of variable annuity related fees for the year ended December 31, 2019 versus $5,606 million for the year ended December 31, 2018. This increase was primarily due to a $4 billion, or 2%, increase in average variable annuity account value balances to $182 billion in 2019 from $178 billion in 2018. The increase in average variable annuity account value balances was primarily a result of investment returns during the year.

Advisory and Wealth Management Fees

Advisory and wealth management fees decreased $48 million to zero for the year ended December 31, 2019 from $48 million for the year ended December 31, 2018. This decrease was the result of the wind down of the remaining operations of National Planning Holdings in 2018 following the sale of certain broker-dealer firms to LPL in 2017. No future advisory and wealth management fees are expected.

Premium

Premium decreased $4,587 million, or 89%, to $567 million for the year ended December 31, 2019 from $5,154 million for the year ended December 31, 2018. This decrease was primarily due to premiums of $406 million related to the John Hancock NY reinsurance transaction in 2019 compared to premiums of $4,983 million related to the John Hancock reinsurance transaction in 2018. Excluding the impact of the John Hancock and John Hancock NY reinsurance transactions, premiums decreased $10 million, or 6%, to $161 million for the year ended December 31, 2019 from $171 million for the year ended December 31, 2018. This modest decline was a result of the continued lapses within our Closed Life and Annuity Blocks segment.

Net Investment Income

Net investment income increased $163 million, or 6%, to $2,813 million for the year ended December 31, 2019 from $2,650 million for the year ended December 31, 2018. This increase was primarily due to a $5.9 billion or 9%, increase in average invested assets during 2019 as a result of fixed and fixed index annuity sales of $5.1 billion. The impact from the increase in invested assets was partially offset by a decline in the investment yield on our portfolio from 4.14% to 4.03%, as credit spreads tightened and risk free rates remained low. Investment yield is calculated by dividing our net investment income for the period by our average total investments during such period.

Net Losses on Derivatives and Investments

Total net losses on derivatives and investments increased $5,885 million, to a loss of $6,384 million for the year ended December 31, 2019 from a loss of $499 million for the year ended December 31, 2018. This increase was primarily a result of increased derivative losses included in other net investment losses of $6,047 million, which increased to a loss of $6,653 million for the year ended December 31, 2019 compared to a loss of $606 million for the year ended December 31, 2018. Derivative losses arose primarily as a result of the significant increase in equity markets during 2019. We manage our risk associated with optional guarantee benefits using a comprehensive interest rate and equity hedging program. See “Business–Risk Management.” Of the $6,047 million increase in derivative losses from 2018 to 2019, $8,436 million was the result of equity hedge positions, offset by $1,189 million in more favorable results from interest rate hedges. The increase in derivative losses was partially offset by a $1,199 million more favorable movement in reserves on guarantees that are accounted for as embedded derivatives during 2019 resulting from improved variable annuity account value performance between the years.

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Total Benefits and Expenses

Total benefits and expenses decreased $6,995 million, or 62%, to $4,290 million for the year ended December 31, 2019 from $11,285 million for the year ended December 31, 2018. A discussion of the notable items related to the change in total benefits and expenses from 2018 to 2019 is included in the below commentary.

Death, Other Policy Benefits and Change in Policy Reserves, Net of Deferrals

Death, other policy benefits and change in policy reserves decreased $5,503 million, or 79%, to $1,464 million for the year ended December 31, 2019 from $6,967 million for the year ended December 31, 2018. This decrease was primarily due to the previously mentioned John Hancock and John Hancock NY reinsurance transactions, which resulted in an increase in reserves of $471 million during 2019 compared to an increase in reserves of $5,532 million during 2018. Excluding the impact of reserves from the John Hancock reinsurance transactions, death, other policy benefits and change in policy reserves, net of deferrals decreased $442 million as a result of more favorable movements in embedded liability reserves.

Interest Credited on Contract Holder Funds, Net of Deferrals

Interest credited on contract holder funds, net of deferrals, increased $84 million, or 5%, to $1,640 million for the year ended December 31, 2019 from $1,556 million for the year ended December 31, 2018. This increase was largely a result of increased average account values of $1.6 billion driven by sales of fixed and fixed index annuities of $5.1 billion during 2019, partially offset by outflows due to surrenders, withdrawals, maturities and deaths.

Operating Costs and Other Expenses, Net of Deferrals

Operating costs and other expenses, net of deferrals, increased $483 million, or 31%, to $2,067 million for the year ended December 31, 2019 from $1,584 million for the year ended December 31, 2018. The negative ceding commissions associated with the John Hancock and John Hancock NY reinsurance transactions were included in operating costs and other expenses and reduced those items by $65 million and $555 million in 2019 and 2018, respectively. Excluding these items, operating costs and other expenses were largely consistent between 2019 and 2018.

Amortization of Deferred Acquisition Costs and Deferred Sales Inducement Costs

Amortization of deferred acquisition costs and deferred sales inducement costs decreased $2,072 million, to a benefit of $981 million for the year ended December 31, 2019 from a charge of $1,092 million for the year ended December 31, 2018. DAC amortization decreased $2,062 million to a benefit of $1,002 million in 2019 from a charge of $1,059 million in 2018 primarily as a result of the impact of derivative movements between the years. In addition to the impact of derivative movements, the separate account return of 23% in 2019 was significantly higher than both the expected 2019 return and the return of (6)% in 2018, which resulted in higher expected gross profits and, therefore, lower current period amortization. This resulted in lower DAC amortization between the two years of $539 million.

Income Taxes

Income taxes decreased $707 million to a benefit of $369 million for the year ended December 31, 2019 from an expense of $338 million for the year ended December 31, 2018. The 2019 income tax benefit represents an effective income tax benefit rate of 46% for the year ended December 31, 2019 versus an expense rate of 14% for the year-ended December 31, 2018. The benefit during the year ended December 31, 2019 arose primarily due to the significantly lower level of pretax income as a result of the items previously discussed, before consideration of the dividends received deduction. Our effective rate typically varies from the marginal statutory rate of 21% due to the impact of permanent tax differences.

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Pretax Adjusted Operating Earnings

Pretax Adjusted Operating Earnings increased $412 million, or 22%, from $1,915 million for the year ended December 31, 2018 to $2,326 million for the year ended December 31, 2019. This increase was largely due to the increase in variable annuity account value balances as a result of higher sales of our variable annuities, the increase in core contract fees and the increase in average variable annuity account value balances due to investment returns during the year.

Adjustments to Pretax (loss) income attributable to Jackson Financial Inc.

Adjustments to Pretax (loss) income attributable to Jackson Financial Inc. in deriving Adjusted Operating Earnings were unfavorable by $3,601 million, decreasing to a charge of $3,192 million in 2019 from a benefit of $409 million in 2018. The individual components of these movements are summarized below.

Fees Attributable to Guarantee Benefits

Fees attributable to guarantee benefits excluded from Adjusted Operating Earnings increased $138 million, or 6%, to $2,377 million for the year ended December 31, 2019 from $2,239 million for the year ended December 31, 2018 consistent with the increase in the benefit base between the two years.

Net Movement in Freestanding Derivatives

Net movement in freestanding derivatives losses increased from a net gain of $642 million in 2018, to a net loss of $6,604 million in 2019. This increase was a result of higher losses on freestanding equity derivatives during 2019, primarily due to higher equity market returns, partially offset by gains on freestanding interest rate derivatives, primarily due to decreases in interest rates.

Net Reserve and Embedded Derivative Movements

Net reserve and embedded derivative movements moved favorably from a net loss of $1,588 million in 2018, to a net gain of $60 million in 2019. The change was primarily due to gains in reserves on guarantees related to our variable annuity products, driven by lower interest rates, which had the effect of more than offsetting lower interest rates, as well as the benefit due to the significant increase in equity prices, compared to 2018.

Net Realized Investment Gains/(Losses)

Net realized investment gains/(losses) increased $216 million, to a gain of $197 million in 2019 from a loss of $19 million in 2018. The increase was largely a result of normal course portfolio trading activity occurring in a much lower interest rate environment during 2019.

DAC and DSI Impact

DAC and DSI impacts from the other non-operating adjustments detailed above were more favorable by $1,510 million at a net benefit to adjusted operating earnings of $898 million in 2019 as compared to a net charge of $612 million in 2018. This change was largely due to the significant movement in short-term derivative movements, against which these charges offset.

Assumption Changes

Assumption changes for 2019 resulted in a charge of $81 million compared to a $199 million charge in 2018. The benefit was primarily due to an overall increase in the GMWB and GMWB for Life optional guarantee benefit reserves. The reserve increase was driven principally by assumption changes to fund transfer rates, which increased the projected allocation to the separate accounts, increased investment management fees, which reduced projected account balances, and more efficient GMWB utilization. These effects were partially offset by updated mortality assumptions which resulted in reserve decreases.

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Operating Income Taxes

Operating income taxes increased $52 million to an expense of $290 million for the year ended December 31, 2019 from an expense of $238 million for the year ended December 31, 2018. Both 2019 and 2018 operating income tax expense represent an adjusted effective income tax rate of 12% for the years ended December 31, 2019 and December 31, 2018. The difference between the adjusted effective income tax rate and the marginal statutory rate of 21% arises from the permanent differences included in our Adjusted Operating Earnings, primarily the dividends received deduction. The increase in operating income tax expense from 2018 to 2019 arose primarily due to the higher level of pretax adjusted operating earnings resulting from the items previously discussed.

Segment Results

We manage our business through three segments: Retail Annuities, Institutional Products, and Closed Life and Annuity Blocks. We report certain activities and items that are not included in these segments, including the results of PPM, within Corporate and Other. The following table and discussion represent an overall view of our results of operations for each segment.

Retail Annuities

The following table sets forth, for the periods presented, certain data underlying the results for our Retail Annuities segment. The information contained in the table below should be read in conjunction with our consolidated financial statements and the related notes.

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Retail Annuities:
Operating Revenue	$4,478.5	$4,949.6	$4,955.4
Fee Income	3,470.2	3,406.4	3,384.3
Net investment income	930.4	1,504.1	1,503.4
Income on operating derivatives	48.0	38.6	67.4
Other income	29.9	0.5	0.3
Operating Benefits and Expenses	2,472.6	2,663.1	3,206.9
Death, other policy benefits and change in policy reserves	54.4	26.7	(9.3)
Interest credited on other contract holder funds	531.8	905.5	863.3
Interest expense	27.3	34.8	42.3
Operating costs and other expenses, net of deferrals	1,797.2	1,757.7	1,689.8
Amortization of deferred acquisition costs and deferred sales inducement costs	61.9	(61.6)	620.8
Pretax Adjusted Operating Earnings	$2,005.9	$2,286.5	$1,748.5

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The following table summarizes a roll forward of account value for our Retail Annuities segment as of the dates indicated:

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Retail Annuities:
Balance as of beginning of period	$230,931.8	$196,764.6	$211,538.0
Premiums and deposits	18,116.5	19,729.8	17,520.4
Surrenders, withdrawals and benefits	(17,535.8)	(18,870.3)	(17,536.5)

Net flows	580.7	859.5	(16.1)
Credited Interest/Investment performance	27,649.2	35,608.2	(12,585.8)
Policy charges and other	(2,421.2)	(2,300.5)	(2,171.5)

Balance as of end of period	256,740.4	230,931.8	196,764.6
Ceded reinsurance	26,775.8	—	—

Balance as of end of period, net of ceded reinsurance	$229,964.7	$230,931.8	$196,764.6

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Operating Revenue

Operating Revenue decreased $471 million, or 10%, to $4,479 million for the year ended December 31, 2020 from $4,950 million for the year ended December 31, 2019. A discussion of the notable items related to the change in operating revenue from 2019 to 2020 is included in the below commentary.

Fee Income

Fee income increased by $64 million to $3,470 million for the year ended December 31, 2020 from $3,406 million for the year ended December 31, 2019. Fees associated with variable annuities represented the substantial majority of fee income, totaling $3,451 million in 2020, up $80 million from $3,371 million in 2019. This increase was primarily due to an $8 billion, or 4%, increase in average separate account balances to $190 billion in 2020 from $182 billion in 2019. The increase in average separate account balances was primarily a result of separate account returns on investments during the year.

Net Investment Income

Net investment income decreased $574 million, or 38%, to $930 million for the year ended December 31, 2020 from $1,504 million for the year ended December 31, 2019 and investment yields decreased from 3.93% at December 31, 2019 to 3.45% in 2020. The decrease in net investment income was due to a decrease in invested assets within the retail annuity investment portfolios from $40.2 billion as of December 31, 2019 to $13.7 billion in 2020, of which $24 billion was a result of the Athene Reinsurance Transaction. The decrease in investment yield was due to the retail annuity portfolio rebalancing activity which was undertaken following the Athene Reinsurance Transaction to realign this portfolio with our investment management objectives. This resulted in investing at new money interest rates which were lower than the investment yield prior to rebalancing.

Income on operating derivatives

Income on operating derivatives increased $9 million, or 24%, to $48 million for the year ended December 31, 2020 from $39 million for the year ended December 31, 2019. This income relates to quarterly interest payments with respect to our interest rate swaps and, for which, we generally receive amounts based on fixed rates and pay amounts based on floating rates. The increase in income compared to prior year was primarily due to the decrease in rates during 2020, which resulted in more income received than what we paid with respect to the floating rate portion.

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Other Operating Income

Other operating income increased $29 million to $30 million for the year ended December 31, 2020 from less than $1 million for the year ended December 31, 2019. This increase is driven by the expense allowance received related to the Athene Reinsurance Transaction, which is a benefit to us and is recorded within other operating income.

Operating Benefits and Expenses

Operating benefits and expenses decreased $191 million, or 7%, to $2,473 million for the year ended December 31, 2020 from $2,663 million for the year ended December 31, 2019. The primary drivers are discussed below.

Death, other policy benefits and change in policy reserves, net of deferrals

Death, other policy benefits and change in policy reserves increased $28 million to a net charge of $54 million for the year ended December 31, 2020 from $27 million for the year ended December 31, 2019, primarily as a result of higher other policyholder benefits, compared to 2019.

Interest credited on contract holder funds, net of deferrals

Interest credited on contract holder funds, net of deferrals, decreased $373 million, or 41%, to $532 million for the year ended December 31, 2020 from $905 million for the year ended December 31, 2019. This decrease was primarily driven from the impact of ceding the majority of the fixed and fixed-index annuity business to Athene. As of December 31, 2020, $384 million of interest credited was ceded to Athene.

Operating costs and other expenses, net of deferrals

Operating costs and other expenses, net of deferrals, increased $40 million, or 2%, to $1,797 million for the year ended December 31, 2020 from $1,758 million for the year ended December 31, 2019. The increase was a result of an increase in allocated corporate expenses driven by growth in this segment as compared to other segments.

Amortization of deferred acquisition costs and deferred sales inducement costs

Amortization of deferred acquisition costs and deferred sales inducement costs increased $124 million, to a charge of $62 million for year ended December 31, 2020 from a benefit of $62 million for the year ended December 31, 2019. This increase is primarily the result of a net unfavorable impact of $138 million from deferred acquisition costs assumption changes in 2020, compared to a $50 million benefit in 2019. This was partially offset by higher deferred acquisition costs deceleration of $330 million in 2020, compared to deceleration of $280 million in 2019.

Pretax Adjusted Operating Earnings

Pretax Adjusted Operating Earnings decreased $281 million, or 12%, to $2,006 million for the year ended December 31, 2020 from $2,287 million for the year ended December 31, 2019. This decrease was primarily due to the impact of the Athene Reinsurance Transaction and lower net investment income from investing at rates lower than the overall portfolio yield, as well as higher DAC amortization as described above.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Operating Revenues

Operating Revenues decreased $5 million, or 0.1%, to $4,950 million for the year ended December 31, 2019 from $4,955 million for the year ended December 31, 2018. A discussion of the notable items related to the change in Operating Revenues from 2018 to 2019 is included in the below commentary.

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Fee Income

Fee income increased by $22 million to $3,406 million for the year ended December 31, 2019 from $3,384 million for the year ended December 31, 2018. Fees associated with variable annuities represented the majority of fee income, totaling $3,371 million in 2019, up $18 million from $3,353 million in 2018. This increase was primarily due to a $4 billion, or 2%, increase in average separate account balances to $182 billion in 2019 from $178 billion in 2018. The increase in average separate account balances was primarily a result of separate account returns on investments during the year.

Net Investment Income

Net investment income remained flat at $1,504 million for the year ended December 31, 2019, compared to $1,503 million for the year ended December 31, 2018. Overall, invested assets increased within the retail annuity investment portfolios from $36.3 billion as of December 31, 2018 to $40.2 billion as of December 31, 2019.

Income on Operating Derivatives

Income on operating derivatives decreased $29 million, or 43%, to $39 million for the year ended December 31, 2019 from $67 million for the year ended December 31, 2018. This income relates to quarterly interest payments with respect to our interest rate swaps, for which we generally receive amounts based on fixed rates and pay amounts based on floating rates. The decrease in income compared to prior year was primarily due to the increases in rates during 2019, which resulted in less income received than what we paid with respect to the floating rate portion.

Operating Benefits and Expenses

Operating benefits and expenses decreased $544 million, or 17%, to $2,663 million for the year ended December 31, 2019 from $3,207 million for the year ended December 31, 2018.

Death, other policy benefits and change in policy reserves, net of deferrals

Death, other policy benefits and change in policy reserves increased $36 million to a net charge of $27 million for the year ended December 31, 2019 from a benefit of $9 million for the year ended December 31, 2018.

Interest credited on contract holder funds, net of deferrals

Interest credited on contract holder funds, net of deferrals, increased $42 million, or 5%, from $863 million for the year ended December 31, 2018 to $905 million for the year ended December 31, 2019. This increase was largely a result of sales of fixed index annuities and fixed annuities of $5.1 billion during 2019.

Operating costs and other expenses, net of deferrals

Operating costs and other expenses, net of deferrals, increased $68 million, or 4%, to $1,758 million for the year ended December 31, 2019 from $1,690 million for the year ended December 31, 2018. The increase was a result of an increase in allocated corporate expenses driven by growth in this segment as compared to other segments.

Amortization of deferred acquisition costs and deferred sales inducement costs

Amortization of deferred acquisition costs and deferred sales inducement costs decreased $682 million, to a benefit of $62 million during 2019 from a charge of $621 million during 2018. As previously discussed, amortization of DAC for certain products depends on the difference between expected and actual separate account returns. The separate account return of 23% in 2019 was significantly higher than the assumed separate

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account return rate which resulted in higher estimated gross profits and, therefore, lower current period amortization as compared to 2018 when the separate account return of (6)% was significantly lower than the assumed separate account return rate.

Pretax Adjusted Operating Earnings

Pretax Adjusted Operating Earnings increased $539 million, or 31%, to $2,287 million for the year ended December 31, 2019 from $1,748 million for the year ended December 31, 2018. This increase was primarily due to lower levels of DAC amortization and higher fee income in 2019 than in 2018, which was partially offset by lower net investment income and higher death and other policy benefits, interest credited and operating costs and other expenses as described above.

Institutional Products

The following table sets forth, for the periods presented, certain data underlying the results for our Institutional Products segment. The information contained in the table below should be read in conjunction with our consolidated financial statements and the related notes.

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Institutional Products:
Operating Revenue	$356.4	$449.7	$381.3
Net Investment Income	354.8	449.7	381.3
Other Income	1.6	—	—
Operating Benefits and Expenses	271.3	344.1	279.3
Interest credited on other contract holder funds	250.0	290.6	230.4
Interest expense	16.5	48.8	43.9
Operating costs and other expenses, net of deferrals	4.8	4.7	5.0
Pretax Adjusted Operating Earnings	$85.1	$105.6	$102.0

The following table summarizes a roll forward of account value for our Institutional Products segment as of the dates indicated:

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Institutional Products:
Balance as of beginning of period	$12,287.1	$10,900.1	$9,384.9
Premiums and deposits	1,284.2	2,521.8	3,126.2
Surrenders, withdrawals and benefits	(2,801.5)	(1,482.9)	(1,848.4)

Net flows	(1,517.3)	1,038.9	1,277.8
Credited Interest	266.5	339.4	274.2
Policy charges and other	101.6	8.7	(36.8)

Balance as of end of period	$11,137.9	$12,287.1	$10,900.1

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Operating Revenues

Operating Revenues decreased $93 million, or 21%, to $356 million for the year ended December 31, 2020 from $450 million for the year ended December 31, 2019. This change was driven by a decrease in investment income, as described below.

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Net Investment Income

Net investment income decreased $95 million, or 21%, to $355 million for the year ended December 31, 2020 from $450 million for the year ended December 31, 2019. This decrease was primarily due to the impact of investing at interest rates lower than the overall portfolio yield. Average invested assets increased from $12,847 million at December 31, 2019 to $13,546 million at December 31, 2020, an increase of 5.4%, while the investment yield decreased from 3.50% at December 31, 2019 to 2.62% at December 31, 2020.

Operating Benefits and Expenses

Operating benefits and expenses decreased $73 million, or 21%, to $271 million for the year ended December 31, 2020 from $344 million for the year ended December 31, 2019. This decrease was due to a slight decrease in the liabilities due to a reduction in the institutional book during the year. In addition, lower interest rates in 2020 resulted in lower interest expense, compared to 2019, with respect to our FHLB loans, which are mostly floating rate contracts. Institutional product liabilities decreased from $12,287 million as of December 31, 2019 to $11,138 million as of December 31, 2020.

Pretax Adjusted Operating Earnings

Pretax Adjusted Operating Earnings decreased to $85 million for the year ended December 31, 2020 from $106 million for the year ended December 31, 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Operating Revenues

Operating Revenues increased $68 million, or 18%, to $450 million for the year ended December 31, 2019 from $381 million for the year ended December 31, 2018. This increase was driven by an increase in investment income, as described below.

Net Investment Income

Net investment income increased $68 million, or 18%, to $450 million for the year ended December 31, 2019 from $381 million for the year ended December 31, 2018. This increase was primarily due to an increase in the average invested assets for Institutional Products, as well as higher investment yield in 2019. Institutional Products average invested assets increased from $11.6 billion at December 31, 2018 to $14.1 billion at December 31, 2019, an increase of 22%, while the investment yield increased from 3.43% at December 31, 2018 to 3.50% over the same period.

Operating Benefits and Expenses

Operating benefits and expenses increased $65 million, or 23%, to $344 million for the year ended December 31, 2019 from $279 million for the year ended December 31, 2018. This increase was due to an increase in the liabilities with growth in the institutional book during the year. Institutional product liabilities increased from $10,900 million in 2018 to $12,287 million in 2019 as we continued to grow this portion of the business.

Pretax Adjusted Operating Earnings

Pretax Adjusted Operating Earnings increased $4 million, or 3%, to $106 million for the year ended December 31, 2019 from $102 million for the year ended December 31, 2018. This increase was due to growth in the Institutional Products portfolio and the related increases in investment income and interest credited on those blocks as described above.

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Closed Life and Annuity Blocks

The following table sets forth, for the periods presented, certain data underlying the results for our Closed Life and Annuity Blocks segment. The information contained in the table below should be read in conjunction with our consolidated financial statements and the related notes.

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Closed Life and Annuity Blocks:
Operating Revenue	$1,526.8	$1,995.7	$6,476.1
Fee Income	512.5	528.3	545.4
Premium	172.3	580.8	5,168.1
Net Investment Income	758.8	802.2	658.8
Income on operating derivatives	58.3	26.5	49.0
Other income	24.9	57.9	54.8
Operating Benefits and Expenses	1,526.6	1,995.3	6,403.8
Death, other policy benefits and change in policy reserves	915.6	1,424.5	6,326.6
Interest credited on other contract holder funds	428.2	444.3	462.6
Operating costs and other expenses, net of deferrals	165.8	107.0	(407.8)
Amortization of deferred acquisition costs and deferred sales inducement costs	17.0	19.5	22.4
Pretax Adjusted Operating Earnings	$0.2	$0.4	$72.3

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Operating Revenue

Operating Revenue decreased $469 million, or 24%, to $1,527 million for the year ended December 31, 2020 from $1,996 million for the year ended December 31, 2019. This decrease was primarily a result of the previously mentioned John Hancock reinsurance transactions as discussed further below. Excluding the initial impacts of these reinsurance transactions, operating revenues was approximately $63 million, or 3% lower than 2019, primarily as a result of lower net investment income and fee income, as discussed below.

Fee Income

Fee income decreased $16 million, or 3%, to $513 million for the year ended December 31, 2020 from $528 million for the year ended December 31, 2019. This decrease was primarily due to an overall decrease in mortality and expense charges as the closed block of life business continues to run off.

Premium

Premium decreased by $409 million, or 70%, to $172 million for the year ended December 31, 2020 from $581 million for the year ended December 31, 2019. This decrease was primarily a result of the previously mentioned John Hancock NY reinsurance transactions. Upon closing of the John Hancock NY reinsurance transaction in 2019, we reported $406 million in assumed premium. Excluding the impact of this reinsurance transaction, premiums remained relatively flat, compared to the prior year.

Net Investment Income

Net investment income decreased $43 million, or 5%, to $759 million for the year ended December 31, 2020 from $802 million for the year ended December 31, 2019. This decrease was primarily due to investing at lower rates than the overall portfolio yield as compared to prior year.

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Income on operating derivatives

Income on operating derivatives increased $32 million, or 120%, to $58 million for the year ended December 31, 2020 from $27 million for the year ended December 31, 2019. This income relates to quarterly interest payments with respect to our interest rate swaps and, for which, we generally receive amounts based on fixed rates and pay amounts based on floating rates. The increase in income compared to prior year was primarily due to the decrease in rates during 2020, which resulted in more income received than what we paid with respect to the floating rate portion.

Operating Benefits and Expenses

Operating benefits and expenses decreased $469 million, or 24%, to $1,527 million for the year ended December 31, 2020 from $1,995 million for the year ended December 31, 2019. This decrease was primarily a result of the previously mentioned John Hancock NY reinsurance transaction as discussed further below. Excluding the initial impact of this reinsurance transaction, total benefits and expenses were approximately $2 million, or less than 1% higher than 2019.

Death, other policy benefits and change in policy reserves, net of deferrals

Death, other policy benefits and change in policy reserves decreased $509 million, to $916 million for the year ended December 31, 2020 from $1,425 million for the year ended December 31, 2019. This decrease was primarily a result of the previously mentioned John Hancock NY reinsurance transaction. Excluding the initial impact of this reinsurance transaction, death, other policy benefit and change in policy reserves were slightly lower by $38 million, compared to prior year.

Interest credited on contract holder funds, net of deferrals

Interest credited on contract holder funds, net of deferrals, decreased $16 million, or 4%, to $428 million for the year ended December 31, 2020 from $444 million for the year ended December 31, 2019. This decrease was largely a result of continued decrease in the size of the closed blocks.

Operating costs and other expenses, net of deferrals

Operating costs and other expenses, net of deferrals, increased $59 million to $166 million for the year ended December 31, 2020 from $107 million for the year ended December 31, 2019. This increase was primarily due to the $65 million negative ceding commission in 2019 related to the previously mentioned John Hancock New York transaction. Excluding the initial impact of this reinsurance transaction, operating costs and other expenses, net of deferrals, decreased $6 million.

Pretax Adjusted Operating Earnings

Pretax Adjusted Operating Earnings were relatively flat for the year ended December 31, 2020, compared to the year ended December 31, 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Operating Revenues

Operating Revenues decreased $4,480 million, or 69%, to $1,996 million for the year ended December 31, 2019 from $6,476 million for the year ended December 31, 2018. This decrease was primarily a result of the previously mentioned John Hancock and John Hancock NY reinsurance transactions as discussed further below. Excluding the initial impacts of these reinsurance transactions, Operating Revenues was approximately $97 million, or 6.5% higher year over year, primarily as a result of higher net investment income on a larger invested asset base, as discussed below.

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Fee Income

Fee income decreased $17 million, or 3%, to $528 million for the year ended December 31, 2019 from $545 million for the year ended December 31, 2018. This decrease was primarily due to an overall decrease in mortality and expense charges as the closed block of life business continues to run off.

Premium

Premium decreased by $4,587 million, or 89%, to $581 million for the year ended December 31, 2019 from $5,168 million for the year ended December 31, 2018. This decrease was primarily a result of the previously mentioned John Hancock and John Hancock NY reinsurance transactions. Upon closing of the John Hancock reinsurance transaction in 2018, we reported $4,983 million in assumed premium. During 2019, with the closure of the John Hancock NY reinsurance transaction, we reported $406 million of assumed premium. Excluding the impact of these reinsurance transactions, premiums decreased $10 million, or 6%, primarily due to the decreasing book of business.

Net Investment Income

Net investment income increased $143 million, or 22%, to $802 million for the year ended December 31, 2019 from $659 million for the year ended December 31, 2018. This increase was primarily due to a full year of investment income on assets acquired in the John Hancock reinsurance transaction during 2019.

Income on Operating Derivatives

Income on operating derivatives decreased $22 million, or 27%, to $27 million for the year ended December 31, 2019 from $49 million for the year ended December 31, 2018. This income relates to quarterly interest payments with respect to our interest rate swaps and, for which, we generally receive amounts based on fixed rates and pay amounts based on floating rates. The decrease in income compared to prior year was primarily due to the increases in rates during 2019, which resulted in less income received than what we paid with respect to the floating rate portion.

Operating Benefits and Expenses

Operating benefits and expenses decreased $4,409 million, or 69%, to $1,995 million for the year ended December 31, 2019 from $6,404 million for the year ended December 31, 2018. This decrease was primarily a result of the previously mentioned John Hancock and John Hancock NY reinsurance transactions as discussed further below. Excluding the initial impacts of these reinsurance transactions, total benefits and expenses were approximately $163 million, or 11% higher year over year, primarily as a result of higher death, other policy benefits and change in policy reserves also discussed below.

Death, other policy benefits and change in policy reserves, net of deferrals

Death, other policy benefits and change in policy reserves decreased $4,902 million, to $1,425 million for the year ended December 31, 2019 from $6,327 million for the year ended December 31, 2018. This decrease was primarily a result of the previously mentioned John Hancock and John Hancock NY reinsurance transactions. Excluding the initial impacts of these reinsurance transactions, death, other policy benefit and change in policy reserves were $159 million, or 20% higher year over year. This increase was primarily due to a $43 million allowance for previously recognized reserve credits related to Scottish Re, which were deemed uncollectible in 2019. In addition, we recorded an additional $62 million incremental reserve in 2019 related to certain term life insurance products that was nearing the end of the level term period.

Interest credited on contract holder funds, net of deferrals

Interest credited on contract holder funds, net of deferrals, decreased $19 million, or 4%, to $444 million for the year ended December 31, 2019 from $463 million for the year ended December 31, 2018. This decrease was largely a result of continued decrease in the size of the closed blocks.

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Operating costs and other expenses, net of deferrals

Operating costs and other expenses, net of deferrals, increased $515 million to a charge of $107 million for the year ended December 31, 2019 from a benefit of $408 million for the year ended December 31, 2018. The change was a result of the negative ceding commissions on the previously mentioned John Hancock transactions. Excluding the initial impact of these reinsurance transactions, operating costs and other expenses, net of deferrals increased $24 million from $148 million for the year ended December 31, 2018 to $172 million for the year ended December 31, 2019. This increase was a result of a full year worth of expenses related to the policies acquired under the John Hancock reinsurance transaction.

Pretax Adjusted Operating Earnings

Pretax Adjusted Operating Earnings decreased $72 million to less than $1 million for the year ended December 31, 2019 from $72 million for the year ended December 31, 2018. This decrease was primarily due to the net charge for the recoverable balance from Scottish Re, incremental reserves related to certain term life insurance products, and the decrease in investment income as the closed block ages.

Corporate and Other

Corporate and Other includes the operations of PPM and unallocated corporate revenue and expenses, as well as certain eliminations and consolidation adjustments. The following table sets forth, for the periods presented, certain data underlying the results for Corporate and Other. The information contained in the table below should be read in conjunction with our consolidated financial statements and the related notes.

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Corporate and Other:
Operating Revenue	$148.9	$147.4	$129.7
Fee Income	99.6	87.9	76.7
Net Investment Income	20.5	41.5	37.6
Income on operating derivatives	21.2	7.5	9.8
Other income	7.6	10.5	5.6
Operating Benefits and Expenses	265.8	213.9	138.0
Interest Expense	44.6	14.9	—
Operating costs and other expenses, net of deferrals	201.4	197.6	191.3
Amortization of deferred acquisition costs and deferred sales inducement costs	19.8	1.4	(53.3)
Pretax Adjusted Operating Earnings	$(116.9)	$(66.5)	$(8.3)

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Operating Revenue

Operating revenues remained relatively flat at $149 million for the year ended December 31, 2020, compared to $147 million for the year ended December 31, 2019. The primary drivers are discussed below.

Fee Income

Fee income increased $12 million, or 13%, to $100 million for the year ended December 31, 2020 from $88 million for the year ended December 31, 2019. This increase was due to slightly higher asset management fees generated at PPM.

Net Investment Income

Net investment income decreased $21 million to $21 million for the year ended December 31, 2020 from $42 million for the year ended December 31, 2019. This decrease was primarily due to lower levels of investment income allocated to the corporate segment.

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Income on Operating Derivatives

Income on operating derivatives increased $14 million to $21 million for the year ended December 31, 2020 from $7 million for the year ended December 31, 2019. This income relates to quarterly interest payments with respect to our interest rate swaps and, for which, we generally receive amounts based on fixed rates and pay amounts on floating rates with respect to our interest rate swaps. The increase in income compared to prior year was primarily due to the decrease in rates during 2020, which resulted in more income received than what we paid with respect to the floating rate portion.

Operating Benefits and Expenses

Operating benefits and expenses increased $52 million, or 24%, to $266 million for the year ended December 31, 2020 from $214 million for the year ended December 31, 2019. This increase was primarily due to interest expense of $45 million, as described below.

Interest Expense

Interest expense of $45 million is related to interest expense of $41 million on Brooke Life’s $2.0 billion surplus note and $4 million on the $350 million loan with Standard Chartered Bank, both of which were entered into during the fourth quarter of 2019. These debt items were restructured in 2020. See Note 10—Debt to our consolidated financial statements included elsewhere in this information statement.

Pretax Adjusted Operating Earnings

Pretax adjusted operating earnings decreased $50 million to $(117) million for the year ended December 31, 2020 from $(67) million for the year ended December 31, 2019 as a result of the previously mentioned items.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Operating Revenues

Operating Revenues increased $17 million, or 14%, to $147 million for the year ended December 31, 2019 from $130 million for the year ended December 31, 2018. This increase was primarily due to higher fee income earned by PPM, our affiliated investment manager, as their assets under management increased and a lower allocation of investment income to the operating segments.

Fee Income

Fee income increased $11 million, or 15%, to $88 million for the year ended December 31, 2019 from $77 million for the year ended December 31, 2018. This increase was due to higher asset management fees generated at PPM.

Net Investment Income

Net investment income increased $4 million to $42 million for the year ended December 31, 2019 from $38 million for the year ended December 31, 2018.

Income on Operating Derivatives

Income on operating derivatives decreased $2 million, to $8 million for the year ended December 31, 2019 from $10 million for the year ended December 31, 2018. This income relates to quarterly interest payments with respect to our interest rate swaps, for which we generally receive amounts based on fixed rates and pay amounts based on floating rates. The decrease in income compared to prior year was primarily due to the increases in rates during 2019, which resulted in less income received than what we paid with respect to the floating rate portion.

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Operating Benefits and Expenses

Operating benefits and expenses increased $76 million, or 55%, to $214 million for the year ended December 31, 2019 from $138 million for the year ended December 31, 2018. This increase was primarily due to a $55 million non-recurring DAC benefit in 2018 arising from the termination of an elimination entry related to our broker-dealer activity. Operating and benefits expenses in 2019 also included interest expense of $14 million on Brooke Life’s $2.0 billion surplus note and $1 million on the $350 million loan with Standard Chartered Bank.

Pretax Adjusted Operating Earnings

Pretax adjusted operating earnings decreased $59 million to $(67) million for the year ended December 31, 2019 from $(8) million for the year ended December 31, 2018 as a result of the previously mentioned items.

Investments

Our investment portfolio primarily consists of fixed-income securities and loans, primarily publicly-traded corporate and government bonds, private securities and loans, asset-backed securities and commercial mortgage loans. Asset-backed securities include mortgage-backed and other structured securities. The fair value of these and our other invested assets fluctuates depending on market and other general economic conditions and the interest rate environment and could be adversely impacted by other economic factors.

Investment Strategy

Our overall investment strategy is to maintain a diversified and largely investment grade fixed income portfolio that is capital-efficient, achieve risk-adjusted returns that support competitive pricing for our products, generate profitable growth of our business and maintain adequate liquidity to support our obligations. The investments within our investment portfolio are primarily managed by PPM, our wholly-owned registered investment adviser. Our investment strategy benefits from PPM’s ability to originate investments directly, as well as participate in transactions originated by banks, investment banks, commercial finance companies and other intermediaries. We may also use third-party investment managers for certain niche asset classes. As of December 31, 2020, third-party investment managers represented less than 1% of our AUM.

Our investment program seeks to generate a competitive rate of return on our invested assets to support the profitable growth of our business, while maintaining investment portfolio allocations within the company’s risk tolerance. This means seeking to maximize risk-adjusted return within the context of a largely fixed income portfolio while also managing exposure to downside risk in a stressed environment, regulatory and rating agency capital models, overall portfolio yield, diversification and correlation with other investments and company exposures.

Our Investment Committee has specified a target strategic asset allocation (“SAA”) that is designed to deliver the highest expected return within a defined risk tolerance while meeting other important objectives such as those mentioned in the prior paragraph. The fixed income portion of the SAA is assessed relative to a customized index of public corporate bonds that represents a close approximation of the maturity profile of our liabilities and a credit quality mix that that is consistent with our risk tolerance. PPM’s objective is to outperform this index on a number of measures including portfolio yield, total return and capital loss due to downgrades and defaults. While PPM has access to a broad universe of potential investments, we believe grounding the investment program with a customized public corporate index that can be easily tracked and monitored helps guide PPM in meeting the risk and return expectations and assists with performance evaluation.

Recognizing the tradeoffs between the level of risk, required capital, liquidity and investment return, the largest allocation within our investment portfolio is to investment grade fixed income securities. As previously mentioned, our investment manager accesses a broad universe of potential investments to construct the investment portfolio and takes into account the benefits of diversification across various sectors, collateral types and asset classes. To this end, our SAA and investment portfolio includes allocations to public and private

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corporate bonds (both investment grade and high yield), commercial mortgage loans, structured securities, private equity and U.S. Treasury securities. These U.S. Treasury securities, while lower yielding than other alternatives, provide a higher level of liquidity and play a meaningful role in managing our interest rate exposure.

As of December 31, 2020 and 2019, we had total investments of $49 billion and $73 billion, respectively.

Investment Portfolio

We are currently invested primarily in fixed-income securities and loans, primarily publicly-traded corporate and government bonds, private securities and loans, asset-backed securities and commercial mortgage loans.

Portfolio Composition

The following table summarizes the carrying values of our investments:

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Available-for-sale debt securities, at fair value	$35,759.7	$58,267.2	$52,753.9
Debt securities, trading, at fair value	105.7	110.3	49.9
Equity securities, at fair value	2,017.4	1,967.0	2,067.7
Commercial mortgage loans, net of allowance	7,742.0	9,903.6	9,405.9
Policy loans	1,052.7	1,120.7	1,144.5
Derivative instruments	2,219.7	1,486.4	730.7
Other invested assets	375.3	382.2	389.2

Total investments	$49,272.5	$73,237.4	$66,541.8

Available-for-sale debt securities, at fair value, decreased to $35,760 million at the end of 2020 from $58,267 million at the end of 2019, primarily due to the Athene Reinsurance Transaction. The amortized cost of debt securities, available for sale, decreased from $54,781 million as of December 31, 2019 to $32,373 million as of December 31, 2020. Further, net unrealized gains on these assets decreased from a net unrealized gain of $3,486 million as of December 31, 2019 to a net unrealized gain of $3,400 million as of December 31, 2020.

Available-for-sale debt securities, at fair value, increased to $58,267 million at the end of 2019 from $52,754 million at the end of 2018 in line with increased account value of fixed annuity, fixed index annuity and institutional products. The amortized cost of debt securities, available for sale, increased from $53,279 million as of December 31, 2018 to $54,781 million as of December 31, 2019. Further, as risk free interest rates generally fell between the two periods and credit spreads narrowed, the net unrealized gains on these assets increased from a net unrealized loss of $525 million as of December 31, 2018 to a net unrealized gain of $3,486 million as of December 31, 2019.

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Debt Securities

In accordance with guidance adopted January 1, 2020 regarding expected credit loss, securities that incurred a credit loss after December 31, 2019 and were still held at December 31, 2020, are presented net of allowance for credit losses. In accordance with previous guidance, the non-credit other-than-temporary impairment (“OTTI”) loss is presented for debt securities, where applicable. At December 31, 2020, 2019 and 2018, the amortized cost, gross unrealized gains and losses, fair value and OTTI of debt securities or allowance for credit losses, including $1,109 million, $1,287 million and $729 million in securities carried at fair value under the fair value option, were as follows (in millions):

December 31, 2020	Amortized Cost	Allowance for Credit Loss	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities
U.S. government securities	$4,920.6	$—	$162.0	$114.9	$4,967.7
Other government securities	941.6	—	172.8	—	1,114.4
Corporate securities
Utilities	4,466.7	—	822.3	0.8	5,288.2
Energy	1,971.9	—	260.2	4.0	2,228.1
Banking	1,067.2	—	119.9	—	1,187.1
Healthcare	2,155.0	—	244.3	0.7	2,398.6
Finance/Insurance	2,312.6	—	271.1	15.4	2,568.3
Technology/Telecom	1,835.3	—	234.8	0.6	2,069.5
Consumer goods	1,599.2	—	195.1	—	1,794.3
Industrial	1,227.3	—	138.0	—	1,365.3
Capital goods	1,584.2	—	173.8	1.3	1,756.7
Real estate	1,240.0	—	114.4	—	1,354.4
Media	696.3	—	104.4	—	800.7
Transportation	841.3	—	90.8	3.6	928.5
Retail	866.0	—	110.6	0.2	976.4
Other(1)	1,674.9	—	160.0	0.7	1,834.2

Total Corporate Securities	23,537.9	—	3,039.7	27.3	26,550.3
Residential mortgage-backed	249.3	—	15.3	—	264.6
Commercial mortgage-backed	1,465.6	—	124.1	1.8	1,587.9
Other asset-backed securities	1,363.8	13.6	34.0	3.7	1,380.5

Total Debt Securities	$32,478.8	$13.6	$3,547.9	$147.7	$35,865.4

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December 31, 2019	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Non-Credit OTTI
Debt Securities
U.S. government securities	$5,662.2	$427.5	$0.7	$6,089.0	$—
Other government securities	1,513.5	140.2	0.1	1,653.6	—
Corporate securities
Utilities	6,191.1	604.3	2.4	6,793.0	—
Energy	4,753.2	326.0	3.8	5,075.4	—
Banking	4,032.1	220.2	0.2	4,252.1	—
Healthcare	3,797.8	218.2	2.9	4,013.1	—
Finance/Insurance	3,008.7	199.4	—	3,208.1	—
Technology/Telecom	2,939.2	196.3	1.2	3,134.3	—
Consumer goods	2,735.3	144.5	4.3	2,875.5	—
Industrial	2,586.4	175.5	0.2	2,761.7	—
Capital goods	2,415.9	126.9	0.6	2,542.2	—
Real estate	2,277.9	104.7	1.2	2,381.4	—
Media	1,408.1	106.2	0.6	1,513.7	—
Retail	1,221.2	79.5	0.6	1,300.1	—
Other(1)	4,514.4	255.7	1.1	4,769.0	—

Total Corporate Securities	41,881.3	2,757.4	19.1	44,619.6	—
Residential mortgage-backed	1,011.5	60.8	1.5	1,070.8	(24.6)
Commercial mortgage-backed	2,980.5	102.9	3.5	3,079.9	0.2
Other asset-backed securities	1,842.4	30.2	8.1	1,864.5	(10.8)

Total Debt Securities	$54,891.4	$3,519.0	$33.0	$58,377.4	$(35.2)

December 31, 2018	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value	Non-Credit OTTI
Debt Securities
U.S. government securities	$5,715.4	$—	$238.9	$5,476.5	$—
Other government securities	1,471.5	23.6	13.8	1,481.3	—
Corporate securities:
Utilities	5,871.2	166.9	81.2	5,956.8	—
Energy	4,720.5	44.0	102.1	4,662.3	—
Banking	4,494.4	27.8	100.4	4,421.8	—
Healthcare	3,819.7	37.0	78.6	3,778.0	—
Finance/Insurance	2,766.1	37.1	44.2	2,759.0	—
Technology/Telecom	2,971.6	25.0	81.3	2,915.3	—
Consumer goods	2,613.4	18.2	75.7	2,556.0	—
Industrial	2,672.4	39.7	61.2	2,650.9	—
Capital goods	2,595.5	20.1	48.4	2,567.2	—
Real estate	2,024.1	12.0	32.6	2,003.5	—
Media	1,433.8	19.3	38.9	1,414.2	—
Retail	1,450.4	38.9	29.1	1,460.2	—
Other (1)	4,320.6	53.1	92.7	4,281.0	—
Total Corporate securities	41,753.6	539.0	866.4	41,426.2	—
Residential mortgage-backed	774.4	51.4	8.2	817.6	(25.5)
Commercial mortgage-backed	2,496.2	14.9	33.8	2,477.2	.2
Other asset-backed securities	1,288.0	19.6	12.4	1,295.3	(10.8)

Total Debt Securities	$53,499.2	$648.5	$1,173.5	$52,974.1	$(36.2)

(1)	No single remaining industry exceeds 3% of the portfolio.

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Debt Securities Credit Quality

The following tables set forth the composition of the fair value of debt securities, including both those held as available for sale and for trading, as classified by rating categories as assigned by nationally recognized statistical rating organizations (“NRSRO”), the NAIC or, if not rated by such organizations, our consolidated investment advisor. For purposes of the table, if not otherwise rated higher by an NRSRO, NAIC Class 1 investments are included in the A rating; Class 2 in BBB; Class 3 in BB and Classes 4 through 6 in B and below.

	Percent of Total Debt Securities Carrying Value as of December 31,
	2020	2019	2018
Investment Rating
AAA	22.0%	19.5%	18.2%
AA	6.0%	7.1%	8.4%
A	35.3%	36.8%	34.9%
BBB	31.3%	32.7%	34.8%

Investment grade	94.6%	96.1%	96.3%

BB	1.5%	1.2%	2.2%
B and below	3.9%	2.7%	1.5%

Below investment grade(1)	5.4%	3.9%	3.7%

Total debt securities	100.0%	100.0%	100.0%

(1)	Includes investments in Collateralized Loan Obligations, which are consolidated for U.S. GAAP reporting purposes.

Unrealized Losses

The following tables summarize the number of securities, fair value and the related amount of gross unrealized losses aggregated by investment category and length of time that individual debt securities have been in a continuous loss position (dollars in millions):

	December 31, 2020			December 31, 2019			December 31, 2018
	Gross Unrealized Losses	Fair Value	# of Securities	Gross Unrealized Losses	Fair Value	# of Securities	Gross Unrealized Losses	Fair Value	# of Securities
	Less than 12 months			Less than 12 months			Less than 12 months
U.S government securities	$114.9	$3,944.7	7	$0.4	$35.3	1	$163.8	$3,975.1	14
Other government securities	—	5.0	3	0.1	4.0	1	4.8	272.2	12
Public utilities	0.8	51.6	7	2.0	177.4	22	51.2	1,507.7	146
Corporate securities	26.0	533.6	56	13.2	1,304.7	93	550.8	17,444.1	1,396
Residential mortgage-backed	—	3.9	5	0.8	251.3	27	2.2	88.6	57
Commercial mortgage-backed	1.5	76.6	8	3.4	361.9	35	13.3	908.2	56
Other asset-backed securities	0.4	322.2	32	8.0	669.4	72	1.5	271.5	55

Total temporarily impaired securities	$143.6	$4,937.6	118	$27.9	$2,804.0	251	$787.6	$24,467.4	1,736

	12 months or longer			12 months or longer			12 months or longer
U.S government securities	$—	$—	—	$0.3	$104.7	2	$75.1	$1,420.5	11
Other government securities	—	—	—	—	—	—	9.0	103.6	9
Public utilities	—	—	—	0.4	8.7	1	30.0	525.3	48
Corporate securities	0.5	2.9	3	3.5	109.0	22	234.4	3,459.8	322
Residential mortgage-backed	—	1.8	4	0.7	62.9	43	6.0	140.1	77
Commercial mortgage-backed	0.3	9.7	1	0.1	10.5	2	20.5	519.1	47
Other asset-backed securities	3.3	29.8	4	0.1	23.1	13	10.9	379.6	76

Total temporarily impaired securities	$4.1	$44.2	12	$5.1	$318.9	83	$385.9	$6,548.0	590

	Total			Total			Total
U.S government securities	$114.9	$3,944.7	7	$0.7	$140.0	3	$238.9	$5,395.6	25
Other government securities	—	5.0	3	0.1	4.0	1	13.8	375.8	21
Public utilities	0.8	51.6	7	2.4	186.1	23	81.2	2,033.0	194
Corporate securities	26.5	536.5	59	16.7	1,413.7	115	785.2	20,903.9	1,718

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	December 31, 2020			December 31, 2019			December 31, 2018
	Gross Unrealized Losses	Fair Value	# of Securities	Gross Unrealized Losses	Fair Value	# of Securities	Gross Unrealized Losses	Fair Value	# of Securities
	Less than 12 months			Less than 12 months			Less than 12 months

	12 months or longer			12 months or longer			12 months or longer

	Total			Total			Total
Residential mortgage-backed	—	5.7	9	1.5	314.2	70	8.2	228.7	134
Commercial mortgage-backed	1.8	86.3	9	3.5	372.4	37	33.8	1,427.3	103
Other asset-backed securities	3.7	352.0	36	8.1	692.5	85	12.4	651.1	131

Total temporarily impaired securities	$147.7	$4,981.8	130	$33.0	$3,122.9	334	$1,173.5	$31,015.4	2,326

Evaluation of Available For Sale Debt Securities for Credit Loss

For debt securities in an unrealized loss position, management first assesses whether we have the intent to sell, or whether it is more likely than not we will be required to sell the security before the amortized cost basis is fully recovered. If either criteria is met, the amortized cost is written down to fair value through net losses on derivatives and investments as an other-than-temporary impairment.

Debt securities in an unrealized loss position for which we do not have the intent to sell or is not more likely than not to sell the security before recovery to amortized cost are evaluated to determine if the cause of the decline in fair value resulted from credit losses or other factors and includes estimates about the operations of the issuer and future earnings potential.

The credit loss evaluation may consider the extent to which the fair value is below amortized cost; changes in ratings of the security; whether a significant covenant related to the security has been breached; or an issuer has filed or indicated a possibility of filing for bankruptcy, has missed or announced it intends to miss a scheduled interest or principal payment, or has experienced a specific material adverse change that may impair its creditworthiness; judgments about an obligor’s current and projected financial position; an issuer’s current and projected ability to service and repay its debt obligations; the existence of, and realizable value of, any collateral backing the obligations; and the macro-economic and micro-economic outlooks for specific industries and issuers.

In addition to the above, the credit loss review of investments in asset-backed securities includes the review of future estimated cash flows, including expected and stress case scenarios, to identify potential shortfalls in contractual payments. These estimated cash flows are developed using available performance indicators from the underlying assets including current and projected default or delinquency rates, levels of credit enhancement, current subordination levels, vintage, expected loss severity and other relevant characteristics. These estimates reflect a combination of data derived by third parties and internally developed assumptions. Where possible, this data is benchmarked against third-party sources.

For mortgage-backed securities, credit losses are assessed using a cash flow model that estimates the cash flows on the underlying mortgages, using the security-specific collateral characteristics and transaction structure. The model estimates cash flows from the underlying mortgage loans and distributes those cash flows to various tranches of securities, considering the transaction structure and any subordination and credit enhancements existing in that structure. The cash flow model incorporates actual cash flows on the mortgage-backed securities through the current period and then projects the remaining cash flows using a number of assumptions, including prepayment speeds, default rates and loss severity. Specifically, for prime and Alt-A residential mortgage-backed securities (“RMBS”), the assumed default percentage is dependent on the severity of delinquency status, with foreclosures and real estate owned receiving higher rates, but also includes the currently performing loans. These estimates reflect a combination of data derived by third parties and internally developed assumptions. Where possible, this data is benchmarked against other third-party sources. In addition, these estimates are extrapolated along a default timing curve to estimate the total lifetime pool default rate.

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When a credit loss is determined to exist and the present value of cash flows expected to be collected is less than the amortized cost of the security, an allowance for credit loss is recorded along with a charge to net losses on derivatives and investments, limited by the amount that the fair value is less than amortized cost. Any remaining unrealized loss after recording the allowance for credit loss is the non-credit amount and is recorded to other comprehensive income.

The allowance for credit loss for specific debt securities may be increased or reversed in subsequent periods due to changes in the assessment of present value of cash flows that are expected to be collected. Any changes to the allowance for credit loss is recorded as a provision for (or reversal of) credit loss expense in net losses on derivatives and investments.

When all, or a portion, of a security is deemed uncollectible, the uncollectible portion is written-off with an adjustment to amortized cost and a corresponding reduction to the allowance for credit losses.

Accrued interest receivables are presented separate from the amortized cost basis of debt securities. Accrued interest receivables that are determined to be uncollectible are written off with a corresponding reduction to net investment income.

The following table summarizes net losses on derivatives and investments:

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Available-for-sale securities :
Realized gains on sale	$777.7	$306.9	$52.4
Realized losses on sale	(195.7)	(107.3)	(60.1)
Credit loss expense	(13.6)	—	—
Gross other-than-temporary impairments	(27.3)	(2.5)	(11.9)
Credit loss expense on mortgage loans	(61.1)	—	—
Other	(0.7)	0.2	0.8

Net realized gains on non-derivative investments	479.3	197.3	(18.8)
Net losses on derivative instruments	(7,369.7)	(6,581.2)	(480.0)
Net gain on Athene transaction	2,891.0	—	—

Total net losses on derivatives and investments	$(3,999.4)	$(6,383.9)	$(498.8)

Equity Securities

Equity securities consist of investments in alternative assets, including limited partnerships, common and preferred stock holdings and mutual fund investments. We view limited partnerships as a diversifying asset class within our broader investment portfolio. Common and preferred stock investments generally arise out of previous private equity investments or other settlements rather than as direct investments. Mutual fund investments typically represent investments made in our own mutual funds to seed those structures for external issuance at a later date. The following table summarizes our holdings:

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Limited Partnerships	$1,866.4	$1,686.0	$1,484.3
Common Stock	71.9	207.9	185.1
Preferred Stock	55.4	1.0	—
Mutual Funds	23.6	72.1	398.3

Total	$2,017.3	$1,967.0	$2,067.7

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Commercial Mortgage Loans

Our investments in commercial mortgage loans provide an opportunity for higher investment yields within an asset class where PPM has a positive track record and a demonstrated ability to manage risk in the portfolio. As of December 31, 2020, 2019 and 2018, commercial mortgage loans of $7,742 million, $9,904 million and $9,406 million, respectively, are reported net of allowance for credit losses of $132 million, $9 million and $5 million at each date, respectively. As of December 31, 2020, commercial mortgage loans were collateralized by properties located in 37 states and the District of Columbia. The table below presents the carrying value, net of allowance of credit loss, of our commercial mortgage loans by property type:

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Apartment	$2,655.7	$3,776.3	$3,427.8
Hotel	753.3	818.1	840.9
Office	961.5	1,256.1	1,060.4
Retail	1,728.6	1,776.9	1,787.5
Warehouse	1,642.9	2,276.2	2,289.3

Total	$7,742.0	$9,903.6	$9,405.9

The table below presents the carrying value, net of allowance for credit loss, of our commercial mortgage loans by region:

	Years Ended December 31,
	2020	2019	2018
	(in millions)
East North Central	$960.9	$1,191.8	$1,222.9
East South Central	336.6	473.6	499.9
Middle Atlantic	862.5	1,071.4	939.1
Mountain	494.3	835.8	810.1
New England	379.2	445.5	398.2
Pacific	1,759.6	2,178.3	1,921.2
South Atlantic	1,944.3	2,424.2	2,258.2
West North Central	278.2	269.1	280.1
West South Central	726.4	1,013.9	1,076.2

Total	$7,742.0	$9,903.6	$9,405.9

The following table provides information relating to the loan-to-value ratio of our commercial mortgage loans:

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Loan-to-Value Ratio
< 70%	$6,863.6	$8,691.1	$8,779.4
70% - 80%	725.5	1,096.2	528.7
80% - 100%	152.9	116.3	70.1
> 100%	—	—	27.7

Total	$7,742.0	$9,903.6	$9,405.9

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The following table provides a summary of the allowance for credit losses related to our commercial mortgage loans:

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Balance at beginning of year	$8.9	$5.4	$6.8
Cumulative effect of change in accounting principle	62.0	—	—
Charge offs, net of recoveries	—	—	(1.7)
Additions from purchase of purchased credit -deteriorated mortgage loans	—	—	—
Provision (release)	61.0	3.5	0.3

Balance at end of year	$131.9	$8.9	$5.4

As of December 31, 2020, 2019 and 2018, our commercial mortgage loan portfolio is current and accruing interest, and we had no commercial mortgage loans that were delinquent greater than 90 days, restructured or in the process of disclosure. Delinquency status is determined from the date of the first missed contractual payment.

Derivative Instruments

The following table presents the aggregate contractual or notional amounts and the fair values of our freestanding derivative instruments (in millions):

	December 31, 2020
	Assets		Liabilities
	Contractual/ Notional Amount(1)	Fair Value	Contractual/ Notional Amount	Fair Value	Net Fair Value
Freestanding derivatives
Cross-currency swaps	$108.7	$3.0	$395.5	$(32.5)	$(29.5)
Cross-currency total return swaps	1,119.4	90.0	120.5	(1.5)	88.5
Equity index call options	26,300.0	1,127.3	—	—	1,127.3
Equity index futures(2)	—	—	27,651.0	—	—
Equity index put options	27,000.0	178.0	—	—	178.0
Interest rate swaps	4,250.0	721.8	500.0	(0.9)	720.9
Interest rate swaps - cleared(2)	—	—	1,500.0	(8.2)	(8.2)
Put-swaptions	1,000.0	99.5	—	—	99.5
Treasury futures(2)	8,520.5	—	3.8	—	—
Credit default swaps	0.5	—	—	—	—

Total freestanding derivatives	68,299.1	2,219.6	30,170.8	(43.1)	2,176.5

Embedded derivatives
VA embedded derivatives(3)	N/A	—	N/A	5,592.1	5,592.1
FIA embedded derivatives(4)	N/A	—	N/A	1,483.9	1,483.9

Total embedded derivatives	N/A	—	N/A	7,076.0	7,076.0

Total	$68,299.1	$2,219.6	$30,170.8	$7,032.9	$9,252.5

	December 31, 2019
	Assets		Liabilities
	Contractual/ Notional Amount (1)	Fair Value	Contractual/ Notional Amount	Fair Value	Net Fair Value
Freestanding derivatives
Cross-currency swaps	$154.1	$4.8	$125.6	$(1.4)	$3.4
Cross-currency total return swaps	541.7	7.6	389.0	(20.6)	(13.0)

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	December 31, 2019
	Assets		Liabilities
	Contractual/ Notional Amount (1)	Fair Value	Contractual/ Notional Amount	Fair Value	Net Fair Value
Equity index call options	31,000.0	561.4	—	—	561.4
Equity index futures(2)	—	—	19,065.3	—	—
Equity index put options	44,500.0	323.3	—	—	323.3
Interest rate swaps	8,750.0	501.7	1,000.0	(2.3)	499.4
Put-swaptions	3,000.0	87.6	—	—	87.6
Treasury futures(2)	2,572.4	—	—	—	—

Total freestanding derivatives	90,518.2	1,486.4	20,579.9	(24.3)	1,462.1

Embedded derivatives
VA embedded derivatives(3)	N/A	—	N/A	2,790.4	2,790.4
FIA embedded derivatives(4)	N/A	—	N/A	1,381.5	1,381.5

Total embedded derivatives	N/A	—	N/A	4,171.9	4,171.9

Total	$90,518.2	$1,486.4	$20,579.9	$4,147.6	$5,634.0

	December 31, 2018
	Assets		Liabilities
	Contractual/ Notional Amount(1)	Fair Value	Contractual/ Notional Amount	Fair Value	Net Fair Value
Freestanding derivatives
Cross-currency total return swaps	$432.8	$6.6	$582.2	$(25.7)	$(19.1)
Equity index call options	41,250.0	73.8	—	—	73.8
Equity index futures(2)	—	—	24,590.2	—	—
Equity index put options	35,000.0	427.8	9,000.0	(278.5)	194.3
Interest rate swaps	11,000.0	163.4	3,000.0	(20.2)	143.2
Put-swaptions	3,000.0	14.0	—	—	14.0
Credit default swaps	5.4	0.1	—	—	0.1
Treasury futures(2)	—	—	4,120.2	—	—

Total freestanding derivatives	90,688.2	730.7	41,292.6	(324.4)	406.3

Embedded derivatives
VA embedded derivatives(3)	N/A	—	N/A	3,049.7	3,049.7
FIA embedded derivatives(4)	N/A	—	N/A	898.2	898.2

Total embedded derivatives	N/A	—	N/A	3,947.9	3,947.9

Total	$90,688.2	$730.7	$41,292.6	$3,623.5	$4,354.2

(1)

The notional amount for swaps and put-swaptions represents the stated principal balance used as a basis for calculating payments. The contractual amount for futures and options represents the market exposure of open positions.

(2)	Variation margin is considered settlement resulting in the netting of cash received/paid for variation margin against the fair value of the trades.
(3)	Included within reserves for future policy benefits and claims payable on the consolidated balance sheets. The nonperformance risk adjustment is included in the 2020 balance above.
(4)	Included within other contract holder funds on the consolidated balance sheets. The nonperformance risk adjustment is included in the 2020 balance above.

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Investment Income

Our sources of net investment income are as follows:

	For the Years Ended December 31,
	2020	2019	2018
	(in millions)
Debt securities	$1,617.3	$2,164.3	$1,952.9
Equity securities	90.8	263.2	254.6
Commercial mortgage loans	364.9	392.3	340.6
Policy loans	78.7	89.3	86.1
Other investment income	13.3	56.2	50.2

Total investment income	2,165.0	2,965.3	2,684.4
Less: investment expenses
Derivative trading commission	(5.2)	(3.7)	(3.0)
Depreciation on real estate	(10.8)	(10.9)	(10.8)
Expenses from consolidated entities(1)	(43.0)	(52.4)	(11.1)
Other investment expenses(2)	(67.6)	(85.1)	(9.8)

Total investment expenses	(126.6)	(152.1)	(34.7)

Net investment income	$2,038.4	$2,813.2	$2,649.7

(1)	Includes management fees, administrative fees, legal fees, and other expenses related to the consolidation of certain investments.
(2)

Includes interest expense and market appreciation on deferred compensation; investment software expense, custodial fees, and other bank fees; institutional product issuance related expenses; and other expenses.

Evaluation of Invested Assets

We perform regular evaluations of our invested assets. On a monthly basis, management identifies those investments that may require additional monitoring and carefully reviews the carrying value of such investments to determine whether specific investments should be placed on a non-accrual status and to determine if any declines in value may be other than temporary. In making these reviews, management principally considers the adequacy of any collateral, compliance with contractual covenants, the borrower’s recent financial performance, news reports and other externally generated information concerning the issuer’s affairs. In the case of publicly traded bonds, management also considers market value quotations, where available. For mortgage loans, management generally considers information concerning the mortgaged property and, among other things, factors impacting the current and expected payment status of the loan and, if available, the current fair value of the underlying collateral. For investments in partnerships, management reviews the financial statements and other information provided by the general partners.

The carrying values of investments that are determined to have declines in value that are other than temporary are reduced to net realizable value and, in determining whether an other than temporary impairment has occurred, we consider a security’s forecasted cash flows as well as the severity of depressed fair values. Investment income is not accrued on securities in default and otherwise where the collection is uncertain. Subsequent receipts of interest on such securities are generally used to reduce the cost basis of the securities. The provisions for impairment on mortgage loans are based on losses expected by management to be realized on transfers of mortgage loans to real estate, on the disposition and settlement of mortgage loans and on mortgage loans that management believes may not be collectible in full. Accrual of interest on mortgage loans is generally suspended when principal or interest payments on mortgage loans are past due more than 90 days. Interest is then accounted for on a cash basis.

Liquidity and Capital Resources

Liquidity is our ability to generate sufficient cash flows to meet the cash requirements of operating, investing and financing activities. Capital refers to our long-term financial resources available to support the

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business operations and contribute to future growth. Our ability to generate and maintain sufficient liquidity and capital depends on the profitability of the businesses, timing of cash flows on investments and products, general economic conditions and access to the capital markets and the alternate sources of liquidity and capital described herein.

The discussion below describes our liquidity and capital resources for the year ended December 31, 2020, 2019 and 2018.

Cash Flows

The following table presents a summary of our cash flow activity for the periods set forth below:

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Net cash provided by operating activities	$5,269.3	$4,936.1	$5,217.5
Net cash used in investing activities	(6,195.6)	(8,887.2)	(1,228.1)
Net cash provided by (used in) financing activities	639.7	1,927.0	(2,271.9)

Net (decrease) increase in cash and cash equivalents	(286.6)	(2,024.1)	1,717.5
Cash and cash equivalents, beginning of period	1,911.1	3,935.2	2,217.7

Total cash and cash equivalents, end of period	$1,624.5	$1,911.1	$3,935.2

Cash flows provided by Operating Activities

The principal operating cash inflows from our insurance activities come from insurance premiums, fees charged on our products, sales of annuities and institutional products and net investment income. The principal operating cash outflows are the result of annuity, life insurance and institutional product benefits, operating expenses and income tax, as well as interest expense. The primary liquidity concern with respect to these cash flows is the risk of early contract holder and policyholder withdrawal.

Cash flows provided by operating activities increased $333 million, or 7%, to $5,269 million for the year ended December 31, 2020 from $4,936 million for the year ended December 31, 2019. This increase in cash provided by operating activities was primarily due to a significantly lower level of income taxes paid in 2020, compared to 2019.

Cash flows provided by operating activities decreased $281 million, or 5%, to $4,936 million for the year ended December 31, 2019 from $5,218 million for the year ended December 31, 2018. This decrease was primarily due to the previously mentioned John Hancock and John Hancock NY reinsurance transactions, for which we received cash, primarily related to the negative ceding commissions, of $322 million and $37 million for the years ended December 31, 2018 and 2019, respectively.

Cash flows used in Investing Activities

The principal cash inflows from our investment activities come from repayments of principal, proceeds from maturities and sales of investments, as well as settlements of freestanding derivatives. The principal cash outflows relate to purchases of investments and settlements of freestanding derivatives. It is not unusual to have a net cash outflow from investing activities because cash inflows from insurance operations are typically reinvested to fund insurance liabilities. We closely monitor and manage these risks through our comprehensive investment risk management process. The primary liquidity concerns with respect to these cash flows are the risk of default by debtors or market disruptions that might impact the timing of investment related cash flows.

Cash flows used in investing activities decreased $2,692 million, to $6,196 million for the year ended December 31, 2020 from $8,887 million for the year ended December 31, 2019. This decrease was due to a

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decrease in outflows related to the previously mentioned increased derivative losses during 2020, compared to 2019.

Cash flows used in investing activities increased $7,659 million, to $8,887 million for the year ended December 31, 2019 from $1,228 million for the year ended December 31, 2018. This increase was due to outflows related to the previously mentioned increased derivative losses during 2019.

Cash flows provided by (used in) Financing Activities

The principal cash inflows from our financing activities come from deposits of funds associated with policyholder account balances and lending of securities. The principal cash outflows come from withdrawals associated with policyholder account balances and the return of securities on loan. The primary liquidity concerns with respect to these cash flows are market disruption and the risk of early policyholder withdrawal.

Cash flows provided by financing activities decreased $1,287 million to $640 million for the year ended December 31, 2020 from $1,927 million for the year ended December 31, 2019. This decrease in cash flows provided by financing activities was primarily due to lower sales within our institutional products, compared to 2019, as well as lower dividends to Prudential, partially offset by repurchase agreements entered into during 2020, and the Athene Equity Investment.

Cash flows provided by (used in) financing activities increased $4,199 million to $1,927 million for the year ended December 31, 2019 from $(2,272) million for the year ended December 31, 2018. This increase was primarily due to net transfers from variable annuity separate accounts to the general account during 2019 from the combined effect of lower sales and increased surrender and death benefit payments as the variable annuity block ages.

Statutory Capital

Our insurance company subsidiaries have statutory surplus above the level needed to meet current regulatory requirements. RBC requirements are used as minimum capital requirements by the NAIC and the state insurance departments to identify companies that merit regulatory action. RBC is based on a formula calculated by applying factors to various asset, premium, claim, expense and statutory reserve items. The formula takes into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk, market risk and business risk and is calculated on an annual basis. The formula is used as an early warning regulatory tool to identify possible inadequately capitalized insurers for purposes of initiating regulatory action, and not as a means to rank insurers generally. As of December 31, 2020, our insurance companies were well in excess of the minimum required capital levels. Jackson National Life is also subject to risk-based capital guidelines that provide a method to measure the adjusted capital that a life insurance company should have for regulatory purposes, taking into account the risk characteristics of Jackson National Life’s investments and products. As of December 31, 2020, Jackson National Life’s RBC ratio under the NAIC definition exceeded the Michigan standards.

Jackson National Life, our primary operating company, had an RBC ratio of 347%, 366% and 458% as of December 31, 2020, 2019 and 2018, respectively. The decrease in Jackson National Life’s RBC ratio as of December 31, 2020 as compared to December 31, 2019 was primarily driven by the following:

•

Benefits from operating capital generation from the in-force business in line with our expectations following the Athene Reinsurance Transaction. This is lower than 2019, which benefitted from a release of incremental reserves following the integration of the John Hancock business acquired in 2018, resulting in the addition of 100 percentage points to the RBC ratio;

•

Benefits from the Athene Equity Investment and the impact of the Athene Reinsurance Transaction covering our in-force fixed annuity and fixed-indexed annuity portfolio, resulting in the addition of 92 percentage points to the RBC ratio;

•	Reductions from the operating capital consumption from new sales, resulting in the reduction of the RBC ratio by 23 percentage points;

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•

Reductions from non-operating impacts mainly due to market movements where falling interest rates, rising equity markets and elevated volatility combined to result in derivative losses net of reserve changes and an increase in required capital, resulting in the reduction of the RBC ratio by 108 percentage points; and

•

Reductions from the modeling revisions related to our early adoption, as of December 31, 2019, of the provisions of VM-21. During 2020, we determined that a simplifying modeling assumption was not consistent with our intent in the adoption of VM-21 and the revised modeling adopted for calculating reserves and capital reduced surplus and increased required capital, resulting in the reduction of the RBC ratio by 80 percentage points. This modeling change did not impact our historical U.S. GAAP financial statements. See Note 18—Statutory Accounting and Regulatory Matters to our consolidated financial statements included elsewhere in this information statement.

The decrease in Jackson National Life’s RBC ratio as of December 31, 2019 as compared to December 31, 2018 was primarily driven by the following:

•	Benefits from operating capital generation from the in-force business, resulting in the addition of 118 percentage points to the RBC ratio;

•	Benefits from a release of incremental reserves following the integration of the John Hancock business acquired in 2018, resulting in the addition of 23 percentage points to the RBC ratio;

•	Reductions from the operating capital consumption from new sales, resulting in the reduction of the RBC ratio by 75 percentage points;

•

Reductions from non-operating impacts mainly due to derivative losses net of reserve changes and limitations on deferred tax asset admissibility, resulting in the reduction of the RBC ratio by 76 percentage points;

•	Reductions from the payment of a $550 million statutory stockholder dividend, resulting in the reduction of the RBC ratio by 37 percentage points;

•	Reductions from the early adoption, as of December 31, 2019, of the provisions of VM-21 resulting in the reduction of the RBC ratio by 17 percentage points; and

•

Reductions from one-off derivative losses from incremental hedging to manage risk limits under two variable annuity reserving frameworks, resulting in the reduction of the RBC ratio by 28 percentage points.

Jackson National Life’s RBC ratio would have increased from 347% to approximately 470% at December 31, 2020, giving pro forma effect to the Recapitalization (offset in part by the reduction in the mean reversion interest rate parameter used in generating economic scenarios for variable annuity statutory reserves and capital, which became effective January 2021). As described above, Jackson National Life’s RBC ratio can be highly sensitive to market movements, including changes in interest rates and equity markets. During the three months ended March 31, 2021, both long-term interest rates and U.S. equity markets increased significantly from year-end 2020 levels. As in prior periods of strong market growth where there are low levels of statutory reserves in excess of the cash surrender value minimum statutory reserves, we incurred hedging losses with limited release of statutory reserves and limited deferred tax admissibility, which reduced Jackson National Life’s total adjusted capital by a significant amount. These same market movements also reduced Jackson National Life’s required capital level significantly though to a lesser degree. Taking these changes into account, we estimate that Jackson National Life’s RBC ratio will be at or above approximately 470% at March 31, 2021, giving pro forma effect to the Recapitalization.

The RBC ratio of Jackson National Life for the years 2011 through 2018 ranged from 409% to 485%. Jackson National Life has paid stockholder dividends (net of capital contributions) in nine of the past 10 years, averaging approximately $420 million annually.

Holding Company Liquidity

As a holding company with no business operations of its own, JFI primarily derives cash flows from dividends and interest payments from its insurance subsidiaries. These principal sources of liquidity are expected to be supplemented by cash and short-term investments held by JFI and access to bank lines of credit and the

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capital markets. At separation, we intend to maintain a minimum amount of approximately $250 million in cash and cash equivalents at JFI. The main uses of liquidity for JFI are anticipated to be interest payments and debt repayment, holding company operating expenses, payment of dividends and other distributions to stockholders, which may include stock repurchases, and capital contributions, if needed, to our insurance company subsidiaries. During the years ended December 31, 2020, 2019 and 2018, we paid regular dividends of nil, $525 million and $450 million, respectively. As part of internal restructuring transactions, we also paid a $350 million special dividend in 2019. See “Certain Relationships and Related Party Transactions—Other Transactions with Prudential—Bank Loan.” Our principal sources of liquidity and our anticipated capital position following the completion of the Demerger are described in the following paragraphs.

Distributions from our Insurance Company Subsidiaries

The ability of our insurance company subsidiaries to pay dividends is limited by applicable laws and regulations of the jurisdictions where such subsidiaries are domiciled as well as agreements entered into with regulators. These laws and regulations require, among other things, our insurance company subsidiaries to maintain minimum solvency requirements and limit the amount of dividends these subsidiaries can pay.

Subject to these limitations, our insurance company subsidiaries are permitted to pay ordinary dividends based on calculations specified under insurance laws of the relevant state of domicile, subject to prior notification to the appropriate regulatory agency. Any distributions above the amount permitted by statute in any twelve-month period are considered to be extraordinary dividends, and the approval of the appropriate regulator is required prior to payment. In Michigan, the Director of the Michigan Department of Insurance and Financial Services (the Michigan Director of Insurance) may limit, or not permit, the payment of dividends from either Jackson National Life or Brooke Life, if it determines that the surplus of either these subsidiaries is not reasonable in relation to their outstanding liabilities and is not adequate to meet their financial needs, as required by Michigan insurance law. Unless otherwise approved by the Michigan Director of Insurance, dividends may only be paid from earned surplus. Also, surplus note arrangements and interest payments must be approved by the Michigan Director of Insurance and such interest payments reduce the otherwise calculated ordinary dividend capacity for that period. In New York, all dividends require approval from NYSDFS.

For 2021, Jackson National Life and Brooke Life, Jackson National Life’s direct parent company, had total ordinary dividend capacity, based on 2020 statutory capital and surplus and statutory net gain from operations, subject to the availability of earned surplus, of $456 million and $377 million, respectively. Brooke Life, as the sole owner of our other insurance company subsidiaries, including Jackson National Life and Jackson National Life NY, is the direct recipient of any dividend payments from those subsidiaries and must make dividend payments to its parent company, JFI, in order for any funds from our insurance company subsidiaries to reach JFI. As such, JFI’s ability to receive dividend payments from our insurance company subsidiaries is effectively limited by Brooke Life’s ability to make dividend payments to JFI. During the years ended December 31, 2020 and 2019, Brooke Life was permitted to pay $344 million and $462 million, respectively, in ordinary dividends and other distributions to JFI without the need for insurance regulatory approval, subject to meeting solvency requirements when applicable. During the periods ended December 31, 2020 and 2019, Jackson National Life was permitted to pay $434 million and $884 million, respectively, in ordinary dividends and other distributions to Brooke Life without the need for insurance regulatory approval, subject to meeting solvency requirements when applicable.

The maximum distribution permitted by law or contract is not necessarily indicative of an insurer’s actual ability to pay such distributions, which may be constrained by business and other considerations, such as imposition of withholding tax, the impact of such distributions on surplus, which could affect the insurer’s ratings or competitive position, the ability to generate new annuity sales and the ability to pay future dividends or make other distributions. Further, state insurance laws and regulations require that the statutory surplus of our insurance subsidiaries following any dividend or distribution must be reasonable in relation to their outstanding liabilities and adequate for the insurance subsidiaries’ financial needs. Along with solvency regulations, another primary consideration in determining the amount of capital used for dividends is the level of capital needed to maintain desired financial strength ratings from rating agencies, including A.M. Best, S&P, Moody’s and Fitch. Given recent economic events that have affected the insurance industry, both regulators and rating agencies could become more conservative in their methodology and

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criteria, including increasing capital requirements for insurance company subsidiaries. We believe our insurance company subsidiaries have sufficient statutory capital and surplus to maintain their desired financial strength rating.

Insurance Company Subsidiaries’ Liquidity

The liquidity requirements for our insurance company subsidiaries primarily relate to the liabilities associated with their insurance and reinsurance activities, operating expenses and income taxes. Liabilities arising from insurance and reinsurance activities include the payment of policyholder benefits when due, cash payments in connection with policy surrenders and withdrawals and policy loans.

Liquidity requirements are principally for purchases of new investments, management of derivative related margin requirements, repayment of principal and interest on debt, payments of interest on surplus notes, funding of insurance product liabilities including payments for policy benefits, surrenders, maturities and new policy loans, funding of expenses including payment of commissions, operating expenses and taxes. As of December 31, 2020, Jackson National Life’s outstanding surplus notes and bank debt included $72 million of bank loans from the Federal Home Loan Bank of Indianapolis, collateralized by mortgage-related securities and mortgage loans and $250 million of surplus notes maturing in 2027. Significant increases in interest rates could create sudden increases in surrender and withdrawal requests by customers and contract holders, and result in increased liquidity requirements at our insurance company subsidiaries. Significant increases in interest rates or equity markets may also result in higher margin and collateral requirements on our derivative portfolio.

Other factors that are not directly related to interest rates can also give rise to disintermediation risk and increase liquidity requirements, including, but not limited to, changes in ratings from rating agencies, general policyholder concerns relating to the life insurance industry (e.g., the unexpected default of a large, unrelated life insurer) and competition from other products, including non-insurance products such as mutual funds, certificates of deposit and newly developed investment products. Most of the life insurance, annuity and institutional products Jackson National Life offers permit the policyholder or contract holder to withdraw or borrow funds or surrender cash values. As of December 31, 2020, more than half of Jackson National Life’s fixed annuity reserves included policy restrictions such as surrender charges and market value adjustments to discourage early withdrawal of policy and contract funds. The fixed annuity reserves decreased significantly following the Athene Reinsurance Transaction.

The liquidity sources for our insurance company subsidiaries are their cash, short-term investments, sales of publicly traded bonds, premium income, sales of annuities and institutional products, investment income, commercial repurchase agreements and utilization of a short-term borrowing facility with the Federal Home Loan Bank of Indianapolis.

Jackson National Life uses a variety of asset liability management techniques to provide for the orderly provision of cash flow from investments and other sources as policies and contracts mature in accordance with their normal terms. Jackson National Life’s principal sources of liquidity to meet unexpected cash outflows associated with sudden and severe increases in surrenders and withdrawals are its portfolio of liquid assets and its net operating cash flows. As of December 31, 2020, the portfolio of cash, short-term investments and privately and publicly traded securities and equities amounted to $39.5 billion.

Our Indebtedness

Credit Facilities

On February 22, 2021, we and a syndicate of banks entered into a credit agreement consisting of a $1.0 billion 3-year senior unsecured revolving credit facility, and a credit agreement consisting of a $1.7 billion 364-day senior unsecured delayed draw term loan facility and a $1.0 billion 2-year senior unsecured delayed draw term loan facility.

The credit agreements for the Facilities contain a number of customary representations and warranties, affirmative and negative covenants and events of default (including a change of control provision). Such covenants, among other things, restrict, subject to certain exceptions, our ability to pay dividends and

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distributions or repurchase common shares if a default or event of default has occurred and is continuing (with such negative covenant dropping away if our long term unsecured senior, non-credit enhanced, debt ratings are either (x) BBB+ or better from S&P or (y) Baa1 or better from Moody’s), incur additional indebtedness, create liens on our or our subsidiaries’ assets and make fundamental changes. The credit agreements for the Facilities contain financial maintenance covenants, including a minimum adjusted consolidated net worth test of no less than 70% of our adjusted consolidated net worth as of the date of the Demerger (taking into account 50% of the proceeds of any additional equity issuances) and a maximum consolidated indebtedness to total capitalization ratio test not to exceed 35%. The credit agreement for the DDTL Facilities also contains a covenant that requires we maintain minimum long term unsecured senior, non-credit enhanced, debt ratings of at least (x) BBB- from S&P and (y) Baa3 from Moody’s.

On and after the date of completion of the Demerger, the Revolving Facility provides for borrowings to be available for working capital and other general corporate purposes under aggregate commitments of $1.0 billion, with a sublimit of $500 million available for letters of credit. The Revolving Facility further provides for the ability to request, subject to customary terms and conditions, an increase in commitments thereunder by an additional $500 million. On or prior to the date that is the six-month anniversary of our entry into the credit agreements, the DDTL Term Facilities provide for a single drawing under each for general corporate purposes and provides aggregate commitments for borrowings of up to $1.7 billion under the 364-Day DDTL Term Facility and $1.0 billion under the 2-Year DDTL Term Facility. We expect to draw approximately $750 million under the 2-Year DDTL Term Facility prior to the completion of the Demerger. See “Recapitalization.”

The right to borrow funds under the Credit Facilities is subject to the fulfillment of certain conditions, including compliance with all covenants, and the ability to borrow thereunder is also subject to the continued ability of the lenders that are or will be parties to the Credit Facilities to provide funds. See “Recapitalization.”

We expect to draw approximately $1.6 billion under the 364-Day DDTL Term Facility and approximately $750 million under the 2-Year DDTL Term Facility prior to the completion of the Demerger. We will contribute the majority of the proceeds from anticipated borrowings under the $1.7 billion 364-day DDTL Term Facility and the $1.0 billion 2-Year DDTL Term Facility, to Jackson National Life, our primary operating company. Jackson National Life intends to use such proceeds for general corporate purposes. We intend to maintain a minimum amount of at least $250 million in cash and cash equivalents at JFI for ongoing holding company liquidity needs, which amount will be retained from the anticipated borrowings under the $1.7 billion 364-day DDTL Term Facility and the $1.0 billion 2-Year DDTL Term Facility.

Surplus Notes

On March 15, 1997, our subsidiary, Jackson National Life, issued 8.15% surplus notes in the principal amount of $250 million due March 15, 2027. These surplus notes were issued pursuant to Rule 144A under the Securities Act of 1933, and are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims and may not be redeemed at our option or any holder prior to maturity. Interest is payable semiannually on March 15th and September 15th of each year. Interest expense on the notes was $20.5 million, $20.4 million, and $20.4 million in 2020, 2019, and 2018, respectively.

On November 6, 2019, JFI, through its subsidiary, Brooke Life, issued a 4.5% surplus note payable to Prudential, in the principal amount of $2.0 billion, due November 6, 2059. Immediately following issuance of the $2.0 billion surplus note, JFI remitted a return of capital of $2.0 billion to Prudential. These two actions increased total indebtedness by $2.0 billion and reduced total stockholders’ equity by $2.0 billion. The surplus note was issued pursuant to Rule 144A under the Securities Act of 1933, and was unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims.

In June 2020, JFI formed a new subsidiary, Jackson Finance, a Michigan limited liability company. Subsequently, Prudential and Jackson Finance entered into an Assignment and Assumption Agreement, whereby Prudential assigned to Jackson Finance all of its right, title and interest in a $2.0 billion surplus note previously issued by an affiliate of JFI to Prudential in exchange for Jackson Finance giving an undertaking to Prudential to pay the JF Receivable. Subsequently, JFI issued 374 shares of Class A common stock to a Prudential affiliate, before giving effect to the stock split to be

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effected prior to the Demerger, pursuant to a share subscription and accepted the JF Receivable in settlement of the share subscription, ultimately resulting in a cashless transaction in which the surplus note was contributed to JFI. Interest expense paid to Prudential was $14 million and $41 million in 2019 and 2020, respectively.

Under Michigan Insurance Law, for statutory reporting purposes, the surplus notes are not part of the legal liabilities of the Company and are considered surplus funds. Payments of interest or principal may only be made with the prior approval of the commissioner of insurance of the state of Michigan and only out of surplus earnings which the commissioner determines to be available for such payments under Michigan Insurance Law.

Federal Home Loan Bank

Jackson National Life is a member of the regional FHLBI primarily for the purpose of participating in its collateralized loan advance program with short-term and long-term funding facilities. Membership requires us to purchase and hold a minimum amount of FHLBI capital stock, plus additional stock based on outstanding advances. Advances are in the form of either short-term or long-term notes or funding agreements issued to FHLBI. As of December 31, 2020, Jackson National Life held a short-term borrowing of $380 million and a bank loan with an outstanding balance of $72 million. As of December 31, 2019, Jackson National Life held a short-term borrowing of $300 million and a bank loan with an outstanding balance of $77 million.

Bank Loan

On November 7, 2019, we issued a $350 million short-term note payable to Standard Chartered Bank, which was guaranteed by Prudential. Immediately following the issuance of the $350 million short-term note payable, we paid a special dividend of $350 million to Prudential. These two actions increased total indebtedness by $350 million and reduced total stockholders’ equity by $350 million. This note accrued interest at LIBOR plus 0.2% per annum and was due November 7, 2020.

On June 24, 2020, we transferred the loan to a Prudential affiliate in connection with the Debt Restructuring, ultimately resulting in a cashless transaction, whereby the note was transferred to a Prudential affiliate and stockholders’ equity increased by $350 million.

Financial Strength Ratings

Our access to funding and our related cost of borrowing, the attractiveness of certain of our subsidiaries’ products to customers, our attractiveness as a reinsurer to potential ceding companies and requirements for derivatives collateral posting are affected by our credit ratings and financial strength ratings which are periodically reviewed by the rating agencies. Financial strength ratings and credit ratings are important factors affecting consumer confidence in an insurer and its competitive position in marketing products as well as critical factors considered by ceding companies in selecting a reinsurer.

Our principal insurance company subsidiaries are rated by A.M. Best, S&P, Moody’s and Fitch. Financial strength ratings represent the opinions of rating agencies regarding the financial ability of an insurer or reinsurer to meet its obligations under an insurance policy or reinsurance arrangement and generally involve quantitative and qualitative evaluations by rating agencies of a company’s financial condition and operating performance. Generally, rating agencies base their financial strength ratings upon information furnished to them by the company and upon their own investigations, studies and assumptions. Financial strength ratings are based upon factors of concern to customers, distribution partners and ceding companies and are not directed toward the protection of investors. Financial strength ratings are not recommendations to buy, sell or hold securities and they may be revised or revoked at any time at the sole discretion of the rating organization.

Company	A.M. Best	Fitch	Moody’s	S&P
Jackson National Life
Rating	A	A	A2	A
Outlook	stable	stable	negative	stable

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In evaluating a company’s financial strength, the rating agencies evaluate a variety of factors, including but not limited to our strategy, market positioning and track record, our mix of business, profitability, leverage and liquidity, the adequacy and soundness of our reinsurance, the quality and estimated market value of our assets, the adequacy of our surplus, our capital structure, and the experience and competence of our management.

In addition to the financial strength ratings, rating agencies use an outlook statement to indicate a short or medium term trend which, if continued, may lead to a rating change. A positive outlook indicates a rating may be raised and a negative outlook indicates a rating may be lowered. A stable outlook is assigned when ratings are not likely to be changed. Outlooks should not be confused with expected stability of the issuer’s financial or economic performance. A stable outlook does not preclude a rating agency from changing a rating at any time without notice.

A.M. Best, S&P, Moody’s and Fitch review their ratings of insurance companies from time to time. There can be no assurance that any particular rating will continue for any given period of time or that it will not be changed or withdrawn entirely if, in their judgment, circumstances so warrant. While the degree to which ratings adjustments will affect sales of our annuities and institutional products, and persistency is unknown, if our ratings are negatively adjusted for any reason, we believe we could experience a material decline in the sales in our individual channel, origination in our institutional channel, and the persistency of our existing business. See “Risk Factors—A downgrade or a potential downgrade in our financial strength or credit ratings could result in a loss of business and cause a material adverse effect on our business, financial condition, results of operations and cash flows.”

Contractual Obligations

The following table presents our contractual obligations and commitments as of December 31, 2020:

	Estimated payments Due by Fiscal Year (in millions)
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Policyholder liabilities	$65,450.7	$3,324.6	$6,894.8	$6,342.3	$48,889.0
Obligations under funding, securities lending, and sale and repurchase agreements	8,968.9	2,611.7	2,376.8	1,613.0	2,367.4
Long-term debt	376.4	20.4	40.8	40.8	274.4
Other operational borrowings	2,491.6	1,503.1	46.0	46.0	896.5
Purchase obligations	1,016.0	1,016.0	—	—	—
Other	72.0	23.3	18.1	13.7	16.9

Total	$78,375.6	$8,499.1	$9,376.5	$8,055.8	$52,444.2

Policyholder liabilities

Policyholder liabilities represent future estimated undiscounted cash flows for our annuities and life insurance products. In determining the projected payments, policy features are taken into account, in particular that the amount and timing of policyholder benefit payments reflect either surrender, partial withdrawal, annuitization, death, or contract maturity. In addition, the undiscounted amounts are based on our experience and expectations of future payment patterns and consider future premium receipts on our current policies in-force. The total amount presented above exceeds the liability amounts of the consolidated balance sheet primarily due to (i) the time value of money, which accounts for a substantial portion of the difference and (ii) differences in assumptions. Actual cash payments on insurance liabilities and policyholder account balances may differ significantly from the liabilities as presented on the consolidated balance sheet and the estimated cash payments as presented due to differences between actual experience and the assumptions used in the establishment of these liabilities and the estimation of these cash payments. All estimated cash payments are presented net of any reinsurance recoverable.

Obligations under funding, securities lending, and sale and repurchase agreements

The total amount presented for our obligations under funding, securities lending, and sale and repurchase agreements differs from the total amount presented on the consolidated balance sheet as the amounts presented

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herein include future interest on such obligations for the period from January 1, 2021 through maturity. Future interest on variable rate debt was computed using prevailing interest rates at December 31, 2020 and, as such, does not consider the impact of future interest rate movements. Future interest on fixed rate debt was computed using the stated interest rate on the obligations.

Long-term debt

The total amount presented for long-term debt differs from the total amount presented on the consolidated balance sheet as the amounts presented include future interest on such obligations for the period from January 1, 2021 through maturity. Future interest on fixed rate debt was computed using the stated interest rate on the obligations.

On February 22, 2021, we and a syndicate of banks entered into a credit agreement consisting of a $1.0 billion 3-year senior unsecured revolving credit facility, and a credit agreement consisting of a $1.7 billion 364-day senior unsecured delayed draw term loan facility and a $1.0 billion 2-year senior unsecured delayed draw term loan facility. See “Description of Certain Indebtedness.”

Other operational borrowings

Other operational borrowings relate to our FHLB loans and short-term advances, as well as notes held within our collateralized loan obligations. The total amount presented for our other operational borrowings differs from the total amount presented on the consolidated balance sheet as the amounts presented include future interest on such obligations for the period from January 1, 2021 through maturity. Future interest on variable rate debt was computed using prevailing interest rates at December 31, 2020 and, as such, does not consider the impact of future interest rate movements. Future interest on fixed rate debt was computed using the stated interest rate on the obligations.

Purchase obligations

Purchase obligations comprise unfunded commitments for investments in limited partnerships and limited liability companies of $831 million and fixed-rate commercial mortgage loans and other debt securities of $185 million.

Other

Other obligations are primarily comprised of our lease liabilities and other accruals for which we are contractually liable and which are reported in other liabilities on the consolidated balance sheet. If the timing of any of these other obligations is sufficiently uncertain, the amounts are included within the one year or less category.

Separate account liabilities are excluded as they are fully funded by cash flows from the corresponding separate account assets and are set equal to the estimated fair value of separate account assets.

Summary of Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in our consolidated financial statements included elsewhere herein. The following are our most critical estimates, which are those that require management’s most difficult, subjective and complex judgments, requiring the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The following discussion is not intended to represent a comprehensive list of our accounting policies. For a detailed discussion of the application of these and other accounting policies, see Note 2—Summary of Significant Accounting Policies to our financial statements included elsewhere in this information statement.

Deferred Acquisition Costs and Deferred Sales Inducements

Deferred acquisition costs relate directly to the successful acquisition of new or renewal insurance business and can be capitalized as such. These costs primarily pertain to commissions and certain costs associated with policy issuance and underwriting. Additionally, certain sales inducement costs that are directly related to the successful acquisition of new or renewal insurance business can be capitalized as deferred sales inducement costs. Bonus interest on deferred fixed annuities and contract enhancements on fixed index annuities and variable annuities are capitalized as deferred sales inducements and included in other assets. All other acquisition costs are expensed as incurred.

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Deferred acquisition costs and deferred sales inducements are increased by interest thereon and amortized into income in proportion to estimated gross profits, including realized gains and losses and derivative movements, for annuities and interest-sensitive life products and in proportion to anticipated premium revenues for traditional life products. Due to volatility of certain factors that affect gross profits, including realized capital gains and losses and derivative movements, amortization may be a benefit or a charge in any given period. In the event of negative amortization, the related deferred acquisition cost balance is capped at the initial amount capitalized, plus interest.

As certain available for sale debt securities are carried at fair value, an adjustment is made to deferred acquisition costs equal to the change in amortization that would have occurred if such securities had been sold at their stated fair value and the proceeds reinvested at current yields. This adjustment, along with the change in net unrealized gains (losses) on available for sale debt securities, net of applicable tax, is credited or charged directly to equity as a component of other comprehensive income.

For variable annuities, the projection of expected gross profits includes, among other things, an expectation as to the account value upon which core contract fees would be charged. Separate account returns may vary significantly between years, which could have a meaningful impact on the amount of DAC amortization that is recorded in a given year. Accordingly, we employ a mean reversion methodology with the objective of adjusting the amortization of deferred acquisition costs that would otherwise be highly volatile due to fluctuations in the level of future gross profits arising from changes in equity market levels. The mean reversion methodology achieves this objective by applying a dynamic adjustment to the assumption for short-term future investment returns. Under this methodology, the projected returns for the next five years are set such that, when combined with the actual returns for the current and preceding two years, the average rate of return over the eight-year period reverts to the current long-term assumed growth rate (7.15% for 2020 and 7.4% for 2019, after external investment management fees). This methodology prevents a significant increase or decrease in the separate account fee base in one period due to equity market returns from inflating or deflating, as applicable, the projected gross fees in our DAC models. The mean reversion methodology does, however, include a cap and a floor of 15% and 0% per annum, respectively, on the projected return for each of the next five years. If a projected growth rate of more than 15% or less than 0% per annum would have been necessary to achieve the long-term assumed growth rate at that time, the dampening effects of the mean reversion methodology described above will be limited. As of December 31, 2020 and 2019, projected returns under mean reversion were within the range bound by the 15% cap and 0% floor.

Deferred acquisition costs are reviewed periodically to ensure that the unamortized portion does not exceed the expected recoverable amounts. Any amount deemed unrecoverable is written off with a charge through deferred acquisition costs amortization.

Reserves for Future Policy Benefits and Claims Payable and Other Contract Holder Funds

We establish reserves for future policy benefits to, or on behalf of, customers in the same period in which the policy is issued or acquired, using methodologies prescribed by U.S. GAAP. The assumptions used in establishing reserves are generally based on our experience, industry experience or other factors, as applicable. Annually, or as circumstances warrant, we conduct a comprehensive review of our actuarial assumptions, such as mortality, morbidity, retirement and policyholder behavior assumptions, and update assumptions when appropriate. Generally, we do not expect trends to change significantly in the short-term and, to the extent these trends may change, we expect such changes to be gradual over the long-term. See Notes 2, 8 and 9 to our financial statements included elsewhere in this information statement for additional information on these accounting policies.

We issue variable contracts through our separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder. Certain of these contracts include contract provisions by which we contractually guarantee to the contract holder either a) return of no less than total deposits made to the account adjusted for any partial withdrawals, b) total deposits made to the account adjusted for any partial withdrawals plus a minimum return, or c) the highest account value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable upon the depletion of funds (GMWB), in the event of death (GMDB), at annuitization (GMIB), or at the end of a specified period (GMAB). Substantially all of our GMIB benefits are reinsured and GMAB benefits were discontinued in 2011. For additional information regarding our account value by optional guarantee benefit, see “Business–Our Segments–Retail Annuities–Variable Annuities.”

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For traditional life insurance contracts, which include term and whole life, reserves for future policy benefits are determined using the net level premium method and assumptions as of the issue date or acquisition date as to mortality, interest, persistency and expenses, plus provisions for adverse deviations. These assumptions are not unlocked unless the reserve is determined to be deficient.

Group payout annuities consist of a closed block of defined benefit annuity plans. The liability for future benefits for these limited payment contracts is calculated using assumptions as of the acquisition date as to mortality and expense plus provisions for adverse deviation.

In conjunction with a prior acquisition, we recorded a fair value adjustment related to certain annuity and interest-sensitive liability blocks of business to reflect the cost of the interest guarantees within the in-force liabilities, based on the difference between the guaranteed interest rate and an assumed new money guaranteed interest rate. This adjustment was recorded in reserves for future policy benefits and claims payable. This component of the acquired reserves is reassessed at the end of each period, taking into account changes in the in-force block. Any resulting change in the reserve is recorded as a change in policy reserve through the consolidated income statements.

Our liabilities for interest-sensitive life contracts approximate the policyholder’s account value, plus the remaining balance of the fair value adjustment related to previously acquired business. For fixed deferred annuities, the fixed option on variable annuities, guaranteed investment contracts and other investment contracts, the liability is the policyholder’s account value, plus, as applicable, the unamortized balance of the previously mentioned fair value adjustment. The liability for fixed index annuities is based on three components, 1) the imputed value of the underlying guaranteed host contract, 2) the fair value of the embedded option component of the contract and 3) the liability for guaranteed benefits related to the minimum payments for life rider.

The GMDB liability is determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The direct portion of our GMIB liabilities, which are substantially reinsured, are determined in this same way.

Certain GMWB products include a “not-for-life” component up to the point at which the guaranteed withdrawal benefit is exhausted, after which benefits paid are considered to be “for-life” benefits. The liability related to this “not-for-life” portion is valued as an embedded derivative, while the “for-life” benefits are valued as an insurance liability consistent with the GMDB liability described above.

Non-life contingent components of GMWBs and GMABs are recorded at fair value, using internally developed models as observable markets do not exist for those benefits. The fair value of the reserve is based on the expectations of future benefit payments and certain future fees associated with the benefits. At the inception of the contract, we attribute to the embedded derivative a portion of rider fees collected from the contract holder, which is then held static in future valuations. That portion of the fees, generally referred to as the attributed fees, are set such that the present value of the attributed fees is equal to the present value of future claims expected to be paid under the guaranteed benefit at the inception of the contract. In subsequent valuations, both the present value of future benefits and the present value of attributed fees are revalued based on current market conditions and policyholder behavior assumptions. The difference between each of the two components represents the fair value of the embedded derivative.

The fair value calculation described above is based on the present value of future cash flows comprised of future expected benefit payments, less future attributed rider fees, over the lives of the contracts. Estimating these cash flows requires numerous estimates and subjective judgments related to capital market inputs, as well as actuarially determined assumptions related to expectations concerning policyholder behavior. Capital market inputs include expected market rates of return, market volatility, correlations of market index returns to funds, fund performance and discount rates. The more significant actuarial assumptions include benefit utilization by customers, persistency, mortality and withdrawal rates. Best estimate assumptions plus risk margins are used as applicable. See “—Significant Factors Impacting Results—Actuarial Assumption Changes (Unlocking).”

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At each valuation date, we assume expected returns based on the greater of LIBOR swap rates and constant maturity treasury rates as of that date to determine the value of expected future cash flows produced in a stochastic process. Volatility assumptions are based on a weighting of available market data for implied market volatility for durations up to 10 years, grading to a historical volatility level by year 15, where such long-term historical volatility levels contain an explicit risk margin. Additionally, non-performance risk is incorporated into the calculation through the use of discount rates based on an A corporate credit curve as an approximation of our own credit risk. Risk margins are also incorporated into the model assumptions, particularly for policyholder behavior. Estimates of future policyholder behavior are subjective and are based primarily on our own experience.

We have also established additional reserves for life insurance business for universal life plans with secondary guarantees, interest-sensitive life plans that exhibit “profits followed by loss” patterns and account balance adjustments to tabular guaranteed cash values on one interest-sensitive life plan. These reserves are determined using a series of deterministic premium persistency scenarios and other experience assumptions, discounted using rates equal to the crediting rates of the policies.

Income Taxes

Income taxes represent the net amount of income taxes that we expect to pay to or receive from various taxing jurisdictions in connection with our operations. We provide for federal and state income taxes currently payable, as well as those deferred due to temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the effects of recording certain invested assets at market value, the deferral of acquisition costs and sales inducements and the provisions for future policy benefits and expenses. Deferred tax assets and liabilities are measured using the tax rates expected to be in effect when such benefits are realized. We are required to test the value of deferred tax assets for realizability. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. In determining the need for a valuation allowance, we consider the carryback eligibility of losses, reversal of existing temporary differences, estimated future taxable income and tax planning strategies.

The determination of the valuation allowance for our deferred tax assets requires management to make certain judgments and assumptions regarding future operations that are based on historical experience and expectations of future performance. In order to recognize a tax benefit in the consolidated financial statements, there must be a greater than 50% chance of success of our position being sustained by the relevant taxing authority with regard to that tax position. Management’s judgments are potentially subject to change given the inherent uncertainty in predicting future performance, which is impacted by such factors as policyholder behavior, competitor pricing and other specific industry and market conditions.

Reinsurance

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risk with respect to reinsurance receivables. We periodically review actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluate the financial strength of counterparties to our reinsurance agreements. Counterparty credit risk may be managed through the use of letters of credit, collateral trusts or on balance sheet funds withheld agreements. Assets held under funds withheld agreements are included on our balance sheets, but remain the property of the respective counterparties subject to triggers embedded within the relevant reinsurance agreements.

Additionally, for each of our reinsurance agreements, we determine whether the agreement provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. We review all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. If we determine that a

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reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, we record the agreement using the deposit method of accounting. For reinsurance contracts other than those covering GMIB exposure, reinsurance recoverable balances are calculated using methodologies and assumptions that are consistent with those used to calculate the direct liabilities.

Our GMIBs are reinsured with an unrelated party and, due to the net settlement provisions of the reinsurance agreement, meet the definition of a derivative. Accordingly, the GMIB reinsurance agreement is recorded at fair value using internally developed models consistent with those used to value our other products with optional guarantee benefits.

Investments – Valuation and Impairment

We determine the fair values of certain financial assets and liabilities based on quoted market prices, where available. When necessary, we may also determine fair value based on estimated future cash flows discounted at the appropriate current market rate. Fair values also, if appropriate, reflect adjustments for counterparty credit quality, credit rating, liquidity and incorporate risk margins for unobservable inputs.

Where quoted market prices are not available, fair value estimates are made at a point in time, based on relevant market data, as well as the best information about the individual financial instrument. At times, illiquid market conditions could result in inactive markets for certain of our financial instruments. In such instances, there could be no or limited observable market data for these assets and liabilities. Fair value estimates for financial instruments deemed to be in an illiquid market are based on judgments regarding current economic conditions, liquidity discounts, currency, credit and interest rate risks, loss experience and other factors. These fair values are estimates and involve considerable uncertainty and variability as a result of the inputs selected and may differ materially from the values that would have been used had an active market existed. As a result of market inactivity, such calculated fair value estimates may not be realizable in an immediate sale or settlement of the instrument. In addition, changes in the underlying assumptions used in the fair value measurement technique could significantly affect these fair value estimates.

We periodically review our available for sale debt securities on a case-by-case basis to determine an impairment is necessary for securities with a decline in fair value to below cost or amortized cost. Factors considered in determining whether an impairment is necessary include whether we have the intent to sell, or whether it is more likely than not we will be required to sell the security before the amortized cost basis is fully recovered, the severity of the unrealized loss, the reasons for the decline in value and expectations for the amount and timing of a recovery in fair value. For debt securities in an unrealized loss position, for which we deem an impairment necessary, the amortized cost may be written down to fair value through net losses on derivatives and investments, or an allowance for credit loss (“ACL”) may be recorded along with a charge to net losses on derivatives and investments.

Securities determined to be underperforming or potential problem securities are subject to regular review. To facilitate the review, securities with significant declines in value, or where other objective criteria evidencing credit deterioration have been met, are included on a watch list. Among the criteria for securities to be included on a watch list are: credit deterioration that has led to a significant decline in fair value of the security; a significant covenant related to the security has been breached; or an issuer has filed or indicated a possibility of filing for bankruptcy, has missed or announced it intends to miss a scheduled interest or principal payment, or has experienced a specific material adverse change that could impair its creditworthiness.

In performing these reviews, we consider the relevant facts and circumstances relating to each investment and exercise considerable judgment in determining whether an impairment is needed for a particular security. Assessment factors include judgments about an obligor’s current and projected financial position, an issuer’s current and projected ability to service and repay its debt obligations, the existence of, and realizable value of, any collateral backing the obligations and the outlooks for specific industries and issuers. This assessment may also involve assumptions regarding underlying collateral such as prepayment rates, default and recovery rates, and third-party servicing capabilities.

In addition to the review procedures described above, investments in asset-backed securities where market prices are depressed are subject to a review of their future estimated cash flows, including expected and stress

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case scenarios, to identify potential shortfalls in contractual payments. These estimated cash flows are developed using available performance indicators from the underlying assets including current and projected default or delinquency rates, levels of credit enhancement, current subordination levels, vintage, expected loss severity and other relevant characteristics. These estimates reflect a combination of data derived by third parties and internally developed assumptions. Where possible, this data is benchmarked against third-party sources.

For mortgage-backed securities, credit losses are assessed using a cash flow model that estimates the cash flows on the underlying mortgages, using the security-specific collateral characteristics and transaction structure. The model estimates cash flows from the underlying mortgage loans and distributes those cash flows to various tranches of securities, considering the transaction structure and any subordination and credit enhancements existing in that structure. The cash flow model incorporates actual cash flows on the mortgage-backed securities through the current period and then projects the remaining cash flows using a number of assumptions, including prepayment speeds, default rates and loss severity. Specifically, for prime and Alt-A RMBS, the assumed default percentage is dependent on the severity of delinquency status, with foreclosures and real estate owned receiving higher rates, but also includes the currently performing loans. These estimates reflect a combination of data derived by third parties and internally developed assumptions. Where possible, this data is benchmarked against other third-party sources. In addition, these estimates are extrapolated along a default timing curve to estimate the total lifetime pool default rate.

After these reviews, we recognize impairments on debt securities in an unrealized loss position when any of the following circumstances exists:

•	We intend to sell a security;

•	It is more likely than not that we will be required to sell a security prior to recovery; or

•	We do not expect full recovery of the amortized cost based on the discounted cash flows estimated to be collected.

Commercial mortgage loans are carried at the aggregate unpaid principal balance, adjusted for any applicable unamortized discount or premium, or ACL. Acquisition discounts and premiums on mortgage loans are amortized into investment income through maturity dates using the effective interest method. Interest income is accrued on the principal balance of the loan based on the loan’s contractual interest rate. Interest income and amortization of premiums and discounts are reported in net investment income along with prepayment fees and mortgage loan fees, which are recorded as incurred.

We review mortgage loans on a quarterly basis to estimate the ACL with changes in the ACL recorded in net losses on derivatives and investments. Apart from an ACL recorded on individual mortgage loans where the borrower is experiencing financial difficulties, we record an ACL on the pool of mortgage loans based on lifetime expected credit losses. Credit loss estimates are pooled by property type and unfunded commitments are included in the model with an allowance for credit losses determined accordingly.

Mortgage loans on real estate deemed uncollectible are charged against the ACL, and subsequent recoveries, if any, are credited to the ACL.

Accrued interest receivables are presented separate from the amortized cost of debt securities and mortgage loans. An allowance for credit losses is not estimated on an accrued interest receivable. Rather, receivable balances that are deemed uncollectable are written off with a corresponding reduction to net investment income.

Freestanding Derivative Instruments

We enter into financial derivative transactions, including, but not limited to, swaps, put-swaptions, futures and options to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows, credit quality or degree of exposure with respect to assets, liabilities or future cash flows which we have acquired or incurred. We manage the potential credit exposure for over-the-counter derivative contracts through careful evaluation of the counterparty credit standing, collateral agreements and master netting agreements. We are exposed to credit-related losses in the event of nonperformance by counterparties; however, we do not anticipate nonperformance.

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Freestanding derivative instruments are reported at fair value, which reflects the estimated amounts, net of payment accruals, which we would receive or pay upon sale or termination of the contracts at the reporting date. Freestanding derivatives priced using third party pricing services incorporate inputs that are predominantly observable in the market. The determination of the estimated fair value of freestanding derivatives, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. See Notes 4 and 5 to our financial statements included elsewhere in this information statement for additional information on significant inputs into our derivative pricing methodology.

Embedded Derivatives

Certain liabilities, including trust instruments supported by funding agreements, fixed index annuities, and guarantees offered in connection with variable or fixed index annuities issued by us, may contain embedded derivatives. Derivatives embedded in certain host insurance contracts that have been separated for accounting and financial reporting purposes, are carried at fair value.

See Note 2 to our financial statements included elsewhere in this information statement for additional information on our accounting policies for embedded derivatives bifurcated for insurance host contracts.

Net investment Income

Net investment income reported for each of our three segments and Corporate and Other includes an allocation for investment income generated on assigned capital. The amount of capital assigned to each of our segments for purposes of measuring segment net investment income is established at a level which management considers necessary to support the segment’s risks. This assessment is determined based upon internal models and contemplates NAIC RBC requirements at internally defined levels. Capital in excess of the amount required to support our core operating strategies is considered excess equity capital and is reflected in Corporate and Other.

Value of Business Acquired

We have an intangible asset representing the value of business acquired (“VOBA”), which is included in other assets. In connection with the acquisition of insurance policies and investment contracts in the acquisition of a business, a portion of the purchase price is assigned to the right to receive future gross profits from previously acquired insurance policies and investment contracts. This intangible asset, or VOBA, represents the actuarially estimated present value of future cash flows from the acquired policies. We established a VOBA intangible asset for the acquired traditional life insurance products and deferred annuity contracts. This intangible asset is amortized over the life of the business, which approximates 20 years. The unamortized VOBA balance is subject to recoverability testing at the end of each reporting period to ensure that the balance does not exceed the present value of anticipated gross profits.

Contingent Liabilities

We are a party to legal actions and, at times, regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate their impact on our financial position. A reserve is established for contingent liabilities if it is probable that a loss has been incurred and the amount is reasonably estimable. It is possible that an adverse outcome in certain of our contingent liabilities, or the use of different assumptions in the determination of amounts recorded, could have a material effect upon our financial position. However, it is the opinion of management that the ultimate disposition of contingent liabilities is unlikely to have a material adverse effect on our financial position.

Consolidation of Variable Interest Entities (“VIEs”)

We invest in certain LPs and limited liability companies that are assessed to determine whether they meet the criteria as a VIE. For those entities deemed to be VIEs, we further assess whether the VIE must be

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consolidated as a result of the terms specific to each entity. Entities for which consolidation is required are included on our consolidated financial statements. To the extent that external parties are also invested in these VIEs, a noncontrolling interest is reflected on our consolidated financial statements as well.

Impact of Recent Accounting Pronouncements

For a complete discussion of new accounting pronouncements affecting us, refer to Note 2 to the financial statements included elsewhere in this information statement.

Off–Balance Sheet Arrangements

We do not have any off–balance sheet arrangements as of December 31, 2020.

Quantitative and Qualitative Disclosures about Market Risk

Our primary market risk exposure results from interest rate fluctuations, equity price movements and changes in credit spreads.

Risk Management

Our Actuarial, Asset-Liability Management and Finance functions provide first-line management of our market risk exposures, our Risk function provides risk control and oversight and our Internal Audit team provides independent assurance. Our Enterprise Risk Management Framework contemplates a wide range of market risks and focuses on exposures and risk limits on a consolidated basis for the Company.

We have an Asset Liability Management Committee (“ALCO”) which is responsible for maintaining a written asset-liability management policy that is approved by our board of directors. The membership of ALCO includes the Chief Executive Officer, Chief Risk Officer, Chief Financial Officer, Chief Actuary and Head of Asset-Liability Management. ALCO regularly reviews all material financial risks in accordance with our asset-liability management policy. If market risks exceed predetermined tolerances, ALCO is required to inform the Finance and Risk Committee of our board of directors. ALCO proposes how best to mitigate or address such risks. Our Enterprise Risk Management Framework is more fully discussed in “Business—Risk Management.”

Market Risk—Fair Value Exposures

We have exposure to market risk through our annuity and insurance operations, general account investment activities and risk management activities. For the purpose of this section of the information statement, we define “market risk” as changes in fair value resulting from changes in interest rates or equity market prices. We regularly analyze our exposures to interest rates and equity markets. As a result of this analysis, we have determined that the estimated fair values of certain assets and liabilities may be materially impacted by changes in interest rates and equity markets. Our exposures to interest rates and equity markets also impact our business, financial condition, results of operations and cash flows other than through changes in fair value. See “Risk Factors—Risks Relating to Our Consolidated Business—Risks Relating to Conditions in the Financial Markets and Economy.”

Interest Rates

Our market risk exposure to changes in interest rates principally arises from investments in fixed-income securities (primarily publicly-traded corporate and government bonds and asset-backed securities), interest-rate derivative instruments and embedded derivatives associated with variable and fixed index annuity guaranteed benefits.

Equity Markets

Our market risk exposure to changes in equity markets principally arises from investments in equity securities, equity derivative instruments and embedded derivatives associated with variable and fixed index annuity guaranteed benefits.

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Variable Annuity Equity Market Risk

Equity market risk arises from the variable annuities we offer principally in the following ways:

•

Core contract charges and investment management fees are generally calculated based on the account value. Our customers typically allocate a significant portion of their account value to separate account investment options that hold equity securities. Increases or decreases in the value of the referenced equity securities will increase or decrease the associated core contract charges and investment management fees.

•

As of December 31, 2020, 76% of our total variable annuity account value included a return of premium death benefit and 12% of our total variable annuity account value included an enhanced GMDB selection. Decreases in equity markets increase the likelihood that a customer’s account value will be insufficient to cover the benefit paid to the beneficiary at the time of a claim following the customer’s death. As a result, the risk associated with such payouts is dependent on both the equity market performance and the time of the claim.

•

As of December 31, 2020, 76% of total variable annuity account value included either a GMWB for Life or GMWB selection. These benefits guarantee minimum payments based on a fixed annual percentage of the benefit base. These withdrawals may continue even if the account value subsequently falls to zero. When equity markets decrease, we generally expect account values to decline, and the account value to therefore be able to fund relatively fewer guaranteed withdrawals. Conversely, increases in equity markets generally increase account values and extend the number of withdrawals the account value is able to fund.

See “Business—Our Segments—Retail Annuities” for additional information about variable annuity guaranteed living benefit and guaranteed death benefit riders.

In addition to equity market declines, certain other equity market changes could also increase our losses. For example, certain of our guaranteed living benefits and guaranteed death benefits include provisions that step up the benefit base if the account value exceeds the benefit base at specified time intervals (generally annually or quarterly). Therefore, if equity markets increase over the short-term but return to lower levels in the longer-term, those step-up provisions could increase the benefit base relative to the account value, resulting in more additional benefit payments paid by us compared to a scenario where equity markets had remained flat over time. The fees attributable to guaranteed benefits are generally calculated based on the benefit base, so the scenario in which equity markets increase and then later decrease will also result in relatively higher fee income.

Fixed Index Annuity Equity Market Risk

We sell fixed index annuities where the crediting rate to the contract holder is determined by reference to equity market performance. A higher equity market return over a given period will credit more interest to the account value of those annuities, though the final amounts credited are generally capped at specified maximum possible crediting rates.

We also offer an optional lifetime withdrawal guarantee benefit on our fixed index annuities, which allows contract holders to withdraw a specified amount each year until death, or until the contract holder’s account value is exhausted. See “Business—Our Segments—Retail Annuities” for additional information about fixed index annuity guaranteed living benefit riders. The equity market risk exposure on these benefits differs from comparable benefits offered on variable annuities, because declines in equity markets only reduce the interest credited to the customer’s account value for that period and not the account value itself. As a result, declines in equity markets do not shorten the time remaining before we expect to make payments on these guarantees. However, increasing equity markets will result in higher amounts credited to the customer’s account value, thereby extending the number of annual guaranteed withdrawals funded from the account value.

Our Hedging Approach and Evaluating Hedge Effectiveness

Our hedging program seeks to balance three objectives: protecting against the economic impact of adverse market conditions, protecting our statutory capital and stabilizing our statutory distributable earnings throughout

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market cycles. Our core dynamic hedging program seeks to offset changes in economic liability associated with variable annuity guarantee benefits due to market movements, while our macro hedging program seeks to protect statutory capital under a range of stress scenarios. Our hedging program is described in more detail in “Business—Risk Management—Financial Risk.”

Depending on market conditions and our capital position, we may favor the use of one type of hedging instrument over another. When evaluating the effectiveness of our hedge program we look at the combined net effect of our hedge assets and the liabilities these assets are intended to hedge. We consider our hedge program effective if it is successful in keeping the net effect of these assets and liabilities within our defined risk measures and limits. This analysis of hedge positioning relative to the liabilities these assets are intended to hedge provides our management team a view on the effectiveness of the hedging program.

For our equity market exposure, we compare the impact of changes to equity markets on our hedge assets relative to the liabilities these assets are intended to hedge. For example, in periods with increasing equity markets, we expect significant losses on our equity hedges, but as increasing equity markets also generally increase contract holder account values, we expect a related decrease in the likelihood or level of future payments we need to make on our guaranteed benefits. Likewise, in periods of decreasing markets we expect significant increases in the value of our equity hedges, but also would expect liabilities for future guaranteed benefit payments to increase.

For our interest rate exposure, similar to equity market risk, we evaluate the level of interest rate hedge coverage by comparing the impacts of interest rate movements on our hedge assets relative to the liabilities these assets are intended to hedge. The types of derivative instruments we use to manage interest rate risk are different from those we use to manage equity market risk. We also recognize the sensitivity of our equity hedges to interest rates, but believe their contribution to the overall interest rate hedge is small due to their relatively short duration of these derivatives.

Risk Measurement—Sensitivity Analysis

In the following discussion and analysis, we measure market risk related to our market sensitive assets and liabilities based on changes in interest rates and equity market prices utilizing an internal sensitivity analysis. Due to our current portfolio structure and holdings, foreign currency movements are not material to the Company. This analysis estimates the potential changes in estimated fair value or carrying value with respect to our reserves based on a hypothetical 50 basis point parallel shift (increase or decrease) in risk-free interest rates and a 10% change (increase or decrease) in equity market prices. In performing the analysis summarized below, we used market rates and balance sheet positions as of December 31, 2020 and 2019, respectively. We modeled the impact of changes in market rates and prices on the estimated fair values of our market sensitive assets and liabilities as follows:

•	the net present values of our interest rate sensitive exposures resulting from a parallel 50 basis point shift (increase or decrease) in interest rates; and

•	the estimated fair value of our equity positions due to a 10% change (increase or decrease) in equity market prices.

The sensitivity analysis reflects hypothetical scenarios and is an estimate as of a specific point in time based on asset and liability positioning on that date. These hypothetical scenarios do not represent management’s view of future market changes and should not be viewed as predictive of our future financial performance. Actual results in any particular period may vary from the amounts indicated in the table below as a result of changes in the composition of our assets and liabilities, market conditions, management actions and other factors.

The sensitivity analysis reflects changes in fair value resulting from changes in interest rates or equity market levels and does not reflect changes in the economic value of assets or liabilities.

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The market risk information is limited by the assumptions and parameters established in creating the related sensitivity analysis, including:

•

interest-rate sensitive liabilities do not include $79.0 billion and $78.1 billion of policy and contract liabilities as of December 31, 2020 and 2019, respectively, which are accounted for on a book value basis under U.S. GAAP;

•

interest-rate sensitive assets do not include assets accounted for on a book value basis under U.S. GAAP, which primarily consist of $7.7 billion and $9.9 billion of commercial mortgage loans as of December 31, 2020 and 2019, respectively;

•	the analysis excludes the effect of market or interest rate impacts on related reserves ceded to Athene;

•	the analysis excludes real estate holdings and limited partnership interests;

•	the analysis excludes the impact of changes in DAC and income taxes; and

•	the analysis assumes that the composition of assets and liabilities remains unchanged upon measurement, and excludes the impacts of management actions.

Given the limitations described above, we use models as tools and not as substitutes for the experience and judgment of our management. Based on the fair values of the financial instruments and our analysis of the impacts of the measured changes in market rates and prices, we have determined that our interest rate and equity market exposures are material.

The table below provides detail regarding the potential change in estimated fair value of our debt securities and the carrying value of our fixed index and variable annuity guarantee liabilities due to a 50 basis point parallel increase and decrease in the yield curve by type of asset or liability as of December 31, 2020 and 2019:

	December 31, 2020			December 31, 2019
	Fair Value	Impact of +50 bps Change	Impact of -50 bps Change	Fair Value	Impact of +50 bps Change	Impact of -50 bps Change
	(in millions)
Debt Securities
Available for Sale
Floating Rate	$1,736	$8	$(9)	$2,077	$9	$(11)
Fixed Rate	$34,024	$(1,682)	$1,046	$56,341	$(2,055)	$2,181
Trading
Floating Rate	$2	$—	$—	$23	$—	$—
Fixed Rate	$104	$(5)	$3	$87	$(3)	$3

	December 31, 2020			December 31, 2019
	Carrying Value	Impact of +50 bps Change	Impact of -50 bps Change	Carrying Value	Impact of +50 bps Change	Impact of -50 bps Change
	(in millions)
Fixed Index and Variable Annuity Guarantee Liabilities	$6,949	$(2,760)	$3,201	$5,369	$(2,177)	$2,447

The carrying value of variable and fixed index annuity guarantee liabilities reflects the present value of projected benefit payments less the present value of attributed fees. These benefit payments and fees are subject to differing degrees of discounting, as benefit payments are generally projected to occur further in the future as compared to attributed fees. As a result, the degree of sensitivity between the present values of projected fees as compared to the present values of projected benefit payments may result in disproportionate sensitivity impacts relative to the liability carrying value.

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The table below provides additional detail regarding the potential change in estimated fair value of our equity investment portfolio and carrying value of our fixed index and variable annuity guarantee liabilities due to a 10% increase and decrease in equity market prices by type of asset or liability as of December 31, 2020 and 2019:

	December 31, 2020			December 31, 2019
	Fair Value	Impact of +10% Change	Impact of -10% Change	Fair Value	Impact of +10% Change	Impact of -10% Change
	(in millions)
Equity Investments
Trading	$2,017	$202	$(202)	$1,967	$197	$(197)

	December 31, 2020			December 31, 2019
	Carrying Value	Impact of +10% Change	Impact of -10% Change	Carrying Value	Impact of +10% Change	Impact of -10% Change
	(in millions)
Fixed Index and Variable Annuity Guarantee Liabilities	$6,949	$(795)	$1,535	$5,369	$(975)	$1,772

The carrying value of our annuity guarantee liabilities reflect our contract holders’ exposure to equity market declines. When equity markets increase, this exposure and the related liability declines. Sensitivity of variable and fixed index annuity guarantee liabilities to declining equity prices decreased by $237 million, to $1,535 million as of December 31, 2020 from $1,772 million as of December 31, 2019. This change was primarily due to positive equity market growth in 2020 which reduced the likelihood that outstanding guaranteed benefits will result in a claim, and consequently reduced the sensitivity to downside equity price movements. Sensitivity of variable and fixed index annuity guarantee liabilities to increasing equity prices decreased by $180 million, to $(795) million as of December 31, 2020 from $(975) million as of December 31, 2019. This change was primarily due to positive equity market growth in 2020 which reduced sensitivity to further upside equity price movements.

The table below provides details regarding the potential change in estimated fair value of our derivative instruments due to a 50 basis point parallel increase and decrease in the yield curve by type of derivative instrument, as well as the potential change in estimated fair value of our derivative instruments due to a 10% increase and decrease in equity prices as of December 31, 2020 and 2019:

			Interest Rate Sensitivity
	Notional Amount	Weighted Average Term (Years)	Impact of +50 bps Change	Fair Value	Impact of -50 bps Change
December 31, 2020	($ in millions)
Swaps	$7,995	7.54	$(258)	$772	$262
Swaptions	$1,000	0.92	(40)	100	53
Futures	$8,524	0.22	(524)	—	557

Total			$(822)	$872	$872

December 31, 2019
Swaps	$10,960	5.89	$(261)	$490	$276
Swaptions	$3,000	1.25	(52)	88	81
Futures	$2,572	0.22	(151)	—	162

Total			$(464)	$578	$519

			Equity Sensitivity
	Notional Amount	Weighted Average Term (Years)	Impact of +10% Change	Fair Value	Impact of -10% Change
December 31, 2020	($ in millions)
Options	$53,300	0.14	$2,288	$1,305	$(576)

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			Interest Rate Sensitivity
	Notional Amount	Weighted Average Term (Years)	Impact of +50 bps Change	Fair Value	Impact of -50 bps Change
December 31, 2020	($ in millions)
December 31, 2019
			Equity Sensitivity
	Notional Amount	Weighted Average Term (Years)	Impact of +10% Change	Fair Value	Impact of -10% Change
December 31, 2020	($ in millions)
Calls	$26,300	0.13	$2,416	$1,127	$(1,048)
Puts	$27,000	0.14	$(128)	$178	$472
Equity Futures	$27,651	0.22	$(2,751)	$—	$2,751

Total			$(463)	$1,305	$2,175

December 31, 2019
Options	$75,500	0.23	$1,853	$884	$405
Calls	$31,000	0.12	$2,103	$561	$(555)
Puts	$44,500	0.30	$(250)	$323	$960
Equity Futures	$19,065	0.22	$(1,876)	$—	$1,876

Total			$(23)	$884	$2,281

Sensitivity to interest rate changes increased in December 31, 2020, as compared to December 31, 2019, due to an increase in our Treasury futures position.

Sensitivity to equity prices increased in December 31, 2020 as compared to December 31, 2019, primarily due to changes in our call option, put option and equity futures positioning relative to 2019.

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BUSINESS

Overview

We help Americans grow and protect their retirement savings and income to enable them to pursue financial freedom for life. We believe that we are uniquely positioned in our markets because of our differentiated products and our well-known brand among distributors and advisors. Our market leadership is supported by our efficient and scalable operating platform and industry-leading distribution network. We believe these core strengths will enable us to grow profitably as an aging U.S. population transitions into retirement.

We offer a diverse suite of annuities to retail investors in the United States. Our variable annuities have been among the best-selling products of their kind in the United States primarily due to the differentiated features we offer as compared to our competitors, in particular the wider range of investment options and greater freedom to invest across multiple investment options. We also offer fixed index annuities and fixed annuities and intend to offer a registered index-linked annuity, or RILA, in 2021.

We sell our products through an industry-leading distribution network that includes independent broker-dealers, wirehouses, regional broker-dealers, banks, and independent registered investment advisors, third-party platforms and insurance agents. We have been the top selling retail annuity company in the United States for eight of the past nine years, according to LIMRA. We were the largest retail annuity company in the United States for the year ended December 31, 2020, according to LIMRA, as measured by sales, selling approximately $18 billion in annuities.

Our operating platform is scalable and efficient. We administer approximately 75% of our in-force policies on our in-house policy administration platform. The remainder of our business is administered through established third-party arrangements. We believe that our operating platform provides us with a competitive advantage by allowing us to grow efficiently and provide superior customer service while maintaining a combined statutory operating expense to asset ratio of 26 basis points at our principal insurance company subsidiaries for the year ended December 31, 2020, which we believe is among the lowest in the life and annuity industry.

Product design and pricing are key aspects of our risk management approach, as is our hedging program. Our hedging program seeks to balance three objectives: protecting against the economic impact of adverse market conditions, protecting our statutory capital and stabilizing our statutory distributable earnings throughout market cycles. Jackson National Life paid approximately $4.2 billion in statutory stockholder dividends (net of capital contributions) from 2011 through 2020, despite substantial market volatility over that period.

These core strengths enable us to produce an attractive financial profile, reflected by our track record of generating profitable growth and earning attractive risk-adjusted returns. For the year ended December 31, 2020, we had total sales of $19 billion, AUM of approximately $362 billion, net (loss) income attributable to Jackson Financial Inc. of $(332) million and Adjusted Operating Earnings of $1,880 million. For the year ended December 31, 2020, we had a ROE and Adjusted Operating ROE of (4.1)% and 27.4%, respectively. See “Key Non-GAAP Financial Measures and Operating Measures” for information regarding our non-GAAP financial measures and reconciliations to the most comparable U.S. GAAP measures.

We intend to use our diverse product offering, industry-leading distribution capabilities and efficient and scalable operating platform to pursue profitable growth opportunities and generate attractive risk-adjusted returns for stockholders through market cycles.

Our Company

We managed more than three million policies and $362 billion in assets under management as of December 31, 2020. We are headquartered in Lansing, Michigan and maintain offices in Franklin, Tennessee and Chicago, Illinois. Our insurance company subsidiaries are licensed to distribute insurance products in all 50 U.S. states and the District of Columbia.

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Retail product offerings

Our retail product offerings comprise annuities, designed to help retail investors save for and live in retirement. Our diverse suite of annuities currently includes variable, fixed index and fixed annuities. This diverse offering allows us to meet the different needs of retail investors based on their risk tolerance and desired growth objectives, and to deliver customized, differentiated solutions to our distribution partners. Our annuities offer investors the opportunity to grow their savings consistent with their objectives, ranging from full market participation, with our variable annuities, to a guaranteed fixed return, with our fixed annuities. All of our annuities offer investors the opportunity to benefit from tax deferral. Some of our annuities offer optional guarantee benefits for a fee, such as full or partial protection of principal, minimum payments for life and minimum payments to beneficiaries upon death. We intend to offer a RILA in 2021.

Variable Annuities. Our variable annuities offer investors full participation in market returns through a broad selection of funds in a variety of investment styles, including equities and fixed income. Our customers have the freedom to allocate their savings across this wide range of investment options, even if an optional guarantee benefit is elected. Our variable annuities offer a range of benefits to meet our customers’ needs. Optional guarantee benefits offer the customer guaranteed minimum protection based on their eligible contributions, adjusted for withdrawals, which protects against market volatility and investment performance risk. The principal features of our variable annuity optional guarantee benefits are:

•

Guaranteed minimum payments for the customer’s lifetime based on a fixed annual percentage of the benefit base, referred to as a Guaranteed Minimum Withdrawal Benefits for Life, or GMWB for Life. As of December 31, 2020, 73% of our total variable annuity account value included a GMWB for Life optional guarantee benefit selection.

•

Guaranteed minimum payments based on a fixed annual percentage of the benefit base, for at least the amount of the customer’s total eligible contributions, referred to as Guaranteed Minimum Withdrawal Benefits, or GMWB. As of December 31, 2020, 3% of our total variable annuity account value included a GMWB optional guarantee benefit selection.

•

Death benefits that guarantee the annuity beneficiary will receive the higher of the current account value or the benefit base, which can be increased through roll-up and step-up features, referred to as an enhanced Guaranteed Minimum Death Benefit, or enhanced GMDB. As of December 31, 2020, 12% of our total variable annuity account value included an enhanced GMDB selection.

The investment freedom and optional guaranteed benefits we offer our customers have remained generally consistent over our history, which both our customers and distribution partners value. As a result, we have strong brand recognition with distributors and advisors, as demonstrated by the +29 NPS for our variable annuities, compared to an industry average NPS of -17, based on advisor surveys conducted by Advanis in 2020. For the year ended December 31, 2020, we had variable annuity sales of $16.6 billion. As of December 31, 2020, we had variable annuity account value of $228.7 billion.

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RILA. We intend to offer a RILA in 2021. The RILA market has been the fastest growing category of the variable annuity market over the last five years, growing at a compound annual growth rate of 67.5% from January 1, 2015 through December 31, 2020. Our RILA will offer investors exposure to market returns through market index-linked investment options, subject to a cap, and will offer a variety of guarantees designed to modify or limit losses. Our RILA will generally include a guaranteed minimum payment to beneficiaries upon death. Our RILA will offer investors the opportunity to choose a floor or buffer level, as well as term length. Downside protection beyond a specified percentage loss is provided through a “floor,” which established the maximum percentage loss in the market index-linked investment option selected that an investor will experience in a down market. Any loss in excess of the floor is insured and borne by us. Partial downside protection is provided through a “buffer,” which establishes an initial range of loss in the market index-linked investment option selected (e.g., the first 20% of loss) that we will insure and bear. Any loss that exceeds the buffer will result in a loss of account value and be experienced by the investor. The floor and buffer will vary by the selected strategy, term length and index elected. We believe the RILA market presents us with a compelling growth opportunity within our traditional channels with the potential to earn attractive risk-adjusted returns.

Fixed Index Annuities. Our fixed index annuities offer a guaranteed minimum crediting rate that is typically lower than a traditional fixed annuity and allow the customer discretion in the allocation of assets to either fixed accounts (which offer a fixed interest rate that is similar to our fixed annuities regardless of market performance) or to indexed funds with the potential for additional growth based on the performance of a reference market index (generally, the S&P 500 or MSCI EAFE), subject to a cap. Our fixed index annuities also offer an optional guaranteed minimum payments for life benefit. For the year ended December 31, 2020, we had fixed index annuity sales of $997 million. As of December 31, 2020, we had fixed index annuity account value of $357.1 million, net of reinsurance (including our Retail Annuities and Closed Life and Annuity Blocks segments).

Fixed Annuities. Our fixed annuities offer a guaranteed minimum crediting rate that is typically higher than the interest rates offered by bank savings accounts or money market funds. In addition to our traditional fixed annuities, in 2019, we launched a new multi-year guaranteed annuity with three different guaranteed crediting rate periods. Our fixed annuities do not offer guaranteed minimum payments for life benefits but can be annuitized, or converted into a single premium immediate annuity that offers such benefits. For the year ended December 31, 2020, we had fixed annuity sales of $327 million. As of December 31, 2020, we had fixed annuity account value of $2.3 billion, net of reinsurance (including our Retail Annuities and Closed Life and Annuity Blocks segments).

Advisor Compensation Arrangements. Depending on the compensation arrangements that have been established between the investor and the investor’s advisor, we offer either “commission-based” or “fee-based” annuities. Historically, broker-dealer representatives and insurance agents have predominantly offered our commission-based annuities and are compensated at the time of the annuity purchase through an upfront commission and may also be compensated through ongoing trail commissions.

We offer variable annuities and fixed index annuities as commission-based and fee-based annuities, allowing investors to access our diverse suite of annuities regardless of the compensation arrangements they have established with their advisor. Our fixed annuities are only offered as commission-based. For the year ended December 31, 2020, we generated sales of commission-based and fee-based annuities of $17.0 billion and $1.0 billion, respectively.

iRIAs typically offer our fee-based annuities and are compensated by the investor through an asset-based fee or a flat fee that we do not influence or control. The total number of iRIAs within the industry utilizing annuities as part of their practice more than doubled from the year ended December 31, 2015 through the year ended December 31, 2019, from approximately 4,400 advisors to 12,000 advisors. Since 2015, sales of our fee-based annuities have increased from near zero to over $1.0 billion in sales for the year ended December 31, 2020. Our fee-based annuities do not pay a commission or any other sales charge to the investment advisor and do not include surrender fees, and as such can be surrendered at any time after purchase without additional charge.

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Distribution channels

As of December 31, 2020, our retail annuities are distributed through more than 600 distribution partners and more than 136,000 licensed and appointed advisors, down 1% from 2019, across four channels:

•	independent broker-dealers;

•	banks and other financial institutions;

•	wirehouses and regional broker-dealers; and

•	the IPA channel.

Our strong presence in multiple distribution channels has been essential to positioning us as a leading provider of retirement savings and income solutions. According to LIMRA, for the year ended December 31, 2020, we accounted for 16.8% of new sales in the U.S. retail variable annuity market and ranked number #1 in variable annuity sales. Each of these channels is supported by our sizeable wholesaler field force, which is among the most productive in the annuity industry. According to the Market Metrics Q3 2020 Sales, Staffing, and Productivity Report, our variable annuity sales per wholesaler are more than 10% higher than our nearest competitor. We are increasingly focused on growing sales through our IPA channel. We intend to facilitate the sale of annuities by registered investment advisors by offering them use of an insurance support desk that satisfies insurance-related licensing and regulatory requirements. We believe that there is a significant long-term opportunity to grow annuity sales through registered investment advisors, who managed approximately $5.7 trillion in investor assets at the end of 2019, according to a report by Cerulli Associates.

Institutional product offerings

Our primary institutional product offerings include traditional guaranteed investment contracts, Federal Home Loan Bank funding agreements and medium-term funding agreement-backed notes. Our institutional products provide us with an additional source of investment spread-based income, and generally guarantee purchasers of our products the payment of principal and interest at a fixed or floating rate over a term of two to 10 years. This investment spread-based income is generated based on the difference between the rate of return we are able to earn on the deposit and the interest payable to the purchasers of these products. We typically issue institutional products on an opportunistic basis depending on both the risk-adjusted return on investment opportunities available and the prevailing cost of funding required by purchasers of our institutional products. We sell our institutional products through investment banks or other intermediaries to institutional and corporate investors, plan sponsors and other eligible purchasers. For the year ended December 31, 2020, we had institutional product sales of $1.3 billion, and, as of December 31, 2020, we had institutional product account value of $11.1 billion.

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Operating platform

Our in-house policy administration platform gives us flexibility to administer multiple product types through a single platform. To date, we have converted over 3.5 million life and annuity policies to our in-house policy administration platform, eliminating the burdens, costs and inefficiencies that would be involved in maintaining multiple legacy administration systems. As of December 31, 2020, we administered approximately 75% of our in-force policies on our in-house policy administration platform. We also have scalable third-party administration agreements. Our ability to utilize both in-house and third-party administrative platforms gives us flexibility to convert and administer acquired business efficiently. We believe that our operating platform provides us with a competitive advantage by allowing us to grow efficiently and provide superior customer service. We received the Contact Center of the Year award from Service Quality Management for 2019 and 2020, and the #1 overall operational ranking for 2019 and #2 overall operational ranking for 2020 from our broker-dealer partners, according to the Operations Managers’ Roundtable.

Investment management

Our Investment Advisory Subsidiaries, JNAM and PPM, have significant experience in asset management and manage our separate account assets and our general account assets, respectively. The separate account assets associated with our variable annuities are managed by JNAM, a wholly-owned registered investment advisor that provides investment advisory, fund accounting and administration services to the funds offered within our variable annuities. JNAM selects, monitors and actively manages the investment advisors that manage the funds we offer within our variable annuities. JNAM also directly manages asset allocation for funds of funds offered within our variable annuities. As of December 31, 2020, JNAM managed approximately $256 billion of assets.

PPM manages the majority of our investment portfolio and provides investment management services to Prudential’s Asian affiliates, former UK affiliate and other third parties across markets, including public fixed income, private equity, private debt and commercial real estate. Our investment and asset allocation guidelines are designed to provide us with a competitive rate of return on invested assets, to support the profitable growth of our business and to support our goal of maintaining appropriate capitalization from both a regulatory and ratings perspective. As of December 31, 2020, PPM managed $106 billion of assets. Since December 31, 2020, PPM’s assets under management have decreased primarily due to withdrawals by Prudential’s former UK affiliate. PPM’s assets under management at the time of the Demerger are anticipated to be approximately $80 billion.

Underwriting and product design

Our underwriting and product design practices are illustrated by the following:

•

In 2012, we developed and launched Elite Access, our investment-only variable annuity that does not include any guaranteed living benefits. Since that time, it has been the industry’s best-selling investment-only variable annuity. As of December 31, 2020, Elite Access represented 11% of our total variable annuity account value.

•

All of our variable annuities, including our flagship variable annuity, Perspective II, may be purchased without any guaranteed living benefits. As of December 31, 2020, variable annuities with no guaranteed living benefits (including investment-only variable annuities) represented 23% of our total variable annuity account value.

•

For those products that include optional guarantee benefits, we focus on guaranteed living benefits with risk characteristics that we believe are easier to manage, such as GMWB and GMWB for Life. As of December 31, 2020, 76% of our total variable annuity account value included a GMWB or GMWB for Life guaranteed living benefit.

•

We no longer offer guaranteed living benefits that we believe offer us a lower risk-adjusted return, such as Guaranteed Minimum Income Benefits, or GMIBs, and have utilized third-party reinsurance to mitigate the risks that we face with regard to specific features of our variable annuities. As of December 31, 2020, less than 1% of our total variable annuity account value included a GMIB, substantially all of which has been reinsured.

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•

We have designed substantially all of our products such that the guarantee fee charged to the customer is calculated based on the benefit base, rather than the account value, which supports our hedging program by stabilizing the guarantee fees we earn.

•

Less than 5% our in-force variable annuity policies, based on account value as of December 31, 2020, were sold prior to the 2008 financial crisis, a period of time when many variable annuities sold by our competitors were uneconomically priced and offered difficult to manage guarantee features.

We set what we believe are appropriate mortality and policyholder behavior assumptions as part of our pricing and reserving practices. We monitor experience on an on-going basis, and we incorporate new experience data and emerging trends to ensure our actuarial assumptions and models reflect the appropriate mix of all available information and expert judgment.

Our hedging strategy seeks to manage equity and interest rate risk within risk tolerances through a mix of equity and interest rate derivatives as well as fixed income assets. Our hedging program seeks to balance three objectives: protecting against the economic impact of adverse market conditions, protecting our statutory capital and stabilizing our statutory distributable earnings throughout market cycles. Our core dynamic hedging program seeks to offset changes in economic liability associated with variable annuity guarantee benefits due to market movements, while our macro hedging program seeks to protect statutory capital under a range of stress scenarios. We also use third-party reinsurance to mitigate a portion of the risks that we face, principally in certain of our in-force annuity and life insurance products with regard to longevity and mortality risks and with regard to the vast majority of our GMIB optional benefit features.

We also use third-party reinsurance to manage capital in support of our strategy by monetizing selected risks in our in-force business. In June 2020, we entered into a funds withheld coinsurance agreement with Athene to reinsure $27.6 billion of our in-force fixed annuity and fixed index annuity reserves. This transaction allowed us to monetize substantially all of our in-force fixed and fixed index annuity liabilities. We intend to continue to participate in the fixed and fixed index annuity markets.

Historically, we have managed and diversified our overall mortality and longevity risks through acquisitions. Since 2012, we have acquired more than $15 billion in life and annuity reserves. Consistent with our financial goals, we may opportunistically explore acquisitions that we believe provide attractive risk-adjusted returns.

History and Development

We were founded in Jackson, Michigan in 1961 by A.J. Pasant, an insurance salesman and field manager. From our origins as a small, family-run life insurance carrier with 12 employees and reported assets of $650,000 in our first year of business, we have grown to offer differentiated products, industry-leading distribution and an efficient and scalable operating platform.

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We were acquired by Prudential in 1986, and we are presently an indirect majority-owned subsidiary of Prudential. During 1992, the company formed Jackson National Life of Michigan. In 1998, Jackson National Life Insurance Company of New York opened, which completed the expansion of our life insurance and annuity business into all 50 U.S. states and the District of Columbia.

In 2005, we acquired the Life Insurance Company of Georgia from ING Group. This business provided a strong distribution platform, large and loyal customer base and stable earnings. At the time of acquisition, the Life Insurance Company of Georgia had a portfolio of approximately 1.6 million life insurance policies and annuity contracts as well as annual in-force life insurance and annuity premiums of $150 million.

In 2012, we acquired SRLC America Holding Corp. (“SRLC”) from Swiss Re. SRLC was a life insurance business within the U.S. division of Swiss Re’s Admin Re, with Reassure America Life Insurance Company (“REALIC”) as its primary operating subsidiary. Since 1995, REALIC had completed a number of significant acquisitions and reinsurance arrangements, creating a firm with a diverse portfolio of traditional U.S. life insurance businesses with earnings generated primarily from term life, whole life and basic universal life products. As a result of the transaction, we acquired approximately $10 billion in assets and approximately 1.5 million policies.

In 2018 and 2019, as a continuation of our bolt-on strategy and commitment to deploy capital at attractive risk-adjusted returns, we acquired the group payout annuity business of John Hancock and its affiliate, John Hancock NY. These reinsurance transactions involved approximately $5.5 billion of statutory reserves, representing an increase in our policy and contract liabilities by approximately 7% at the time.

In June 2020, we entered into a funds withheld coinsurance agreement with Athene, effective June 1, 2020, to reinsure a 100% quota share of a block of our in-force fixed and fixed index annuity liabilities in exchange for approximately $1.2 billion in ceding commissions. In July 2020, Athene invested $500 million in the Company for Class A and Class B common stock, representing approximately 9.9% of the total combined voting power and approximately 11.1% of the total common stock of the Company.

Organizational Structure

After the completion of the Demerger, Prudential will own approximately                  shares of JFI’s Class A common stock, representing approximately 19.9% of the total combined voting power of JFI’s common stock and approximately 19.7% of JFI’s total common stock.

Jackson Financial Inc. is a Delaware corporation. Our principal executive offices are located at 1 Corporate Way, Lansing, Michigan 48951, and our telephone number is 517-381-5500. Our website is www.jackson.com. None of the information contained on, or that may be accessed through, our website or any other website identified herein is part of, or incorporated into, this information statement.

Industry Environment and Opportunities

We believe the U.S. retirement savings and income solutions market presents a compelling growth opportunity and will support growth in new sales. We believe the primary sources of this growth are as follows:

Our target demographic is expected to continue to grow. The number of investors within our target market who are approaching or living in retirement is expected to continue to grow. Over the next decade, the proportion of the U.S. population age 55 or older is expected to grow at a rate double that of the total U.S. population, resulting in approximately 112 million individuals who will be age 55 or older by the year 2030, according to the Census Bureau’s Current Population Survey, March 2017. According to LIMRA, these individuals (age 55 or older) are expected to have investable assets of nearly $32 trillion by 2026, as compared to $17.5 trillion in 2016. Greenwald and Associates forecasts that, of these aging Americans, more than 61 million will retire from the workforce over the next 20 years. More than half of these projected retirees are expected to be within our target market, with greater than $100,000 in investible assets. In addition, the life expectancy of the average American

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has significantly increased, resulting in an increased number of years during which these individuals will live in retirement.

(1)	In thousands.

The need for new sources of retirement income is expected to grow. Historically, many Americans depended on a government or private sector pension to provide predictable, consistent income during their retirement. Over the last few decades, there has been a pronounced shift from retirement income funded primarily by pension plans to retirement income funded primarily by individual savings. According to the Bureau of Labor Statistics, of all private sector workers in the United States, only 15% had access to a defined benefit pension plan in 2020 (down from 20% in 2010), and 52% only had access to a defined contribution retirement plan in 2020. This trend has increased the burden on individuals to save for their retirement and to use those savings to generate income during retirement. According to a June 2019 World Economic Forum report, the average 65-year-old American will outlive his or her retirement savings within nine years; and eight in ten non-retired Americans have expressed anxiety that their retirement savings will be insufficient, according to a survey by the Alliance for Lifetime Income. Congress recently recognized the increased need for access to predictable, stable retirement income through passage of the SECURE Act which endorses the use of annuities in 401(k) and other defined contribution plans to provide Americans with greater access to retirement income.

Annuities are underutilized in the world’s largest retirement savings market. The United States is the world’s largest retirement savings market, estimated in a report by Cerulli Associates to comprise approximately $51 trillion in professionally managed retail and institutional assets as of December 31, 2019. However, only approximately $2.4 trillion of professionally managed assets were invested in annuities as of December 31, 2019. A key driver of this underutilization is the historical lack of integration of annuities into wealth management platforms and financial planning tools available to retail investors—with just one in four retail financial advisors who actively recommend annuities. We have been working actively with our distribution partners and financial technology firms to integrate annuities into the wealth management planning tools advisors use to select investments and build portfolios for their clients. We believe there is growing demand among retail investors for retirement income solutions. According to the Alliance for Lifetime Income, 28% of retail investors age 61 to 65 are likely to consider the benefits of protected, guaranteed income in their portfolio.

Structural changes could more than double the size of our addressable market. We believe that there is significant long-term opportunity to grow annuity sales through registered investment advisors, who, as of December 31, 2019, managed approximately $5.7 trillion of assets, according to a report by Cerulli Associates. Historically, annuities have been underutilized by these registered investment advisors; during 2019, variable annuities comprised approximately 10% of sales by registered investment advisors. We have been working actively with our distribution partners and financial technology firms to integrate annuities into the technology solutions used for wealth management planning, order entry and reporting, enabling a greater number of financial professionals to offer annuities as part of an investment portfolio. Moreover, we believe recent regulatory changes, including Regulation Best Interest and the Fiduciary Advice Rule, will result in more financial professionals including annuities in their client’s portfolios to manage market and longevity risk. A recent industry study identified that nearly two-thirds of Americans between the ages of 20 and 70 fear running out of money in retirement more than they fear death. We believe that evolving advisor fiduciary standards will cause

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advisors to seek solutions, such as fee-based annuities, that offer guaranteed income for life in more instances than they do today and that transfer the clients’ market and longevity risk to an insurance company, rather than managing those risks themselves.

Our Competitive Strengths

Market-leader with differentiated products and well-known brand. We have leading positions in the markets in which we operate. We have been the top selling retail annuity company in the United States for eight of the past nine years, according to LIMRA. We were the largest retail annuity company in the United States for the year ended December 31, 2020, according to LIMRA, as measured by sales, selling approximately $18 billion in annuities. We have been able to maintain our leading market position by continuously adapting our annuities to address investor objectives. In 2012, we developed and launched Elite Access, our investment-only variable annuity. Since that time, it has been the industry’s best-selling investment-only variable annuity. More recently, in response to the trend in financial services toward fee-based compensation arrangements, we have launched fee-based versions of our top-selling annuities, including the variable annuity products Perspective Advisory II and Elite Access Advisory II and the fixed index annuity product Market Protector Advisory. For the year ended December 31, 2020, we accounted for more than 20% of all fee-based annuity sales in the independent broker-dealer channel, 47% in the wirehouse channel and 30% in the regional broker-dealer and bank channels, and we ranked #2 overall with 28% total market share in fee-based annuity sales, according to LIMRA.

Our strong brand recognition among advisors is evidenced by our advisor loyalty in multiple channels and our NPS rankings of #1 and #2, respectively, for advisors distributing variable and fixed annuities according to the advisor surveys conducted by Advanis in 2020. We have the highest advisor consideration score—a measure of the likelihood that an advisor will consider selling one of our products—in the annuity industry, and we are one of only three annuity providers with both high awareness and high favorable impression among advisors, according to advisor surveys conducted by Advanis in 2020. According to the Practical Perspectives 2020 Annuity and Insurance Report, we are the most frequently mentioned annuity provider among advisors for the best overall experience.

Industry-leading, diverse and proven distribution capabilities. We aim for a leading position in each of our four distribution channels. For the year ended December 31, 2020, we ranked #1 in variable annuity sales volumes in three of our four distribution channels, according to LIMRA. Our strength across multiple channels supports sales diversification, with our largest channel, independent broker-dealers, contributing 69% of annuity sales for the year ended December 31, 2020.

Our distribution network is supported by one of the largest and most productive wholesaler field forces in the annuity industry. The majority of our external wholesalers are physically located within their defined geographic territory, allowing them to develop deep relationships with local advisors and agents and to provide training, client and business development support. During the COVID-19 pandemic, our wholesalers have effectively transitioned to working remotely and have benefited from these strong, established relationships. According to the Market Metrics Q3 2020 Sales, Staffing, and Productivity Report, our variable annuity sales per wholesaler, a key performance indicator for wholesalers, ranks #1 in the industry and is more than 10% higher than the nearest competitor.

Our diverse distribution network and product offering support our sales volumes across our product suite. In the retail annuity market, we were the top selling provider during the year ended December 31, 2020, with a market share of 8.2% and we have achieved the top sales ranking in eight of the past nine years. In the variable annuity market, we have consistently been the leading provider to Americans since 2013, with a 16.8% market share in the United States for the year ended December 31, 2020. Our distribution network has a demonstrated ability to rapidly grow sales and market share. For example, following our launch of a new fixed annuity product, RateProtector, and the refresh of our existing fixed index annuity product, MarketProtector, our fixed index market share increased to 5.2% in 2019 from 0.5% in 2018, and our fixed annuity market share increased to 3.5% in 2019 from 0.5% in 2018. In 2020, in response to the low interest rate environment and broader market

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conditions, and to preserve statutory capital, we reduced emphasis on fixed index and fixed annuity sales. We expect to re-focus on these markets in the future, subject to market conditions. The following table illustrates our sales and our market share and rankings for variable annuities and annuities in total for the year ended December 31, 2020:

Type of Annuities	Total Sales	Retail Annuity Market Share (by sales)(1)	Ranking (by sales)(1)
Variable Annuities	$16.6 billion	16.8%	#1
Total Annuities	$17.9 billion	8.2%	#1

(1)	Based on LIMRA’s U.S. Individual Annuities Sales Survey.

Efficient and scalable operating platform. We operate an efficient and scalable operating platform that enables us to deliver excellent service. Our service center was ranked #1 in overall operational ranking for 2019 and #2 in overall operational ranking for 2020 by our broker-dealer partners according to Operations Managers’ Roundtable, and it was recognized for its policyholder services, receiving the Contact Center of the Year award from Service Quality Management for 2019 and 2020. Our in-house policy administration platform gives us flexibility to administer multiple product types through a single platform. This operational flexibility is highlighted by our track record of integrating acquired business into our administration platform. To date, we have converted over 3.5 million life and annuity policies to our single in-house policy administration platform, eliminating the burdens, costs and inefficiencies that would be involved in maintaining multiple legacy administration systems. In addition, we have scalable third-party administration agreements with two industry-leading business process outsourcing firms which administer approximately 600,000 policies in aggregate. We believe that our operating platform provides us with a competitive advantage by allowing us to grow efficiently and provide superior customer service while maintaining a combined statutory operating expense to asset ratio of 26 basis points at our principal insurance company subsidiaries for the year ended December 31, 2020, which we believe is among the lowest in the life and annuity industry.

We maintain a low-cost, part-time workforce referred to as our Strategic Support Program. These resources allow us to augment full-time resources and provide just-in-time scale when sales and service volumes warrant. The program is designed in such a way that, based on data-driven forecasted volumes of customer requests, we are able to increase or decrease workforce capacity on a weekly basis. As a result, we are able to reduce our labor costs by paying for the capacity we need instead of maintaining a larger number of full-time staff in order to handle peak volumes.

Risk Management Culture. We manage the Company around a strong risk management culture, with policies and procedures across multiple levels. Execution and oversight of our risk management framework is supported by our finance, actuarial, asset-liability management and risk teams, who have successfully managed our business throughout market cycles. We employ various risk management strategies, including hedging and third-party reinsurance, with the objective of mitigating certain risks inherent in our business and operations. Our hedging program seeks to balance three objectives: protecting against the economic impact of adverse market conditions, protecting our statutory capital and stabilizing our statutory distributable earnings throughout market cycles. We also use third-party reinsurance to mitigate a portion of the risks that we face, principally in certain of our in-force annuity and life insurance products with regard to longevity and mortality risks and with regard to the vast majority of our GMIB optional benefit features.

We manage our book of business across vintages by applying a consistent approach to underwriting and product design. For example, less than 5% of our in-force variable annuity policies, based on account value as of December 31, 2020, were sold prior to the 2008 financial crisis, a period of time when many variable annuities sold by our competitors were uneconomically priced and offered difficult to manage guarantee features. We have also focused on products that either do not offer guaranteed living benefits, such as our investment-only variable annuity, or only offer optional guarantee benefits with risk characteristics that we believe are easier to manage, such as GMWB and GMWB for Life. As a result, as of December 31, 2020, 23% of our total variable annuity account value included no guaranteed living benefits, and 76% included a GMWB or GMWB for Life optional guarantee benefit.

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Another core element of our risk management is JNAM’s fund-manager diligence and oversight process and focus on the long-term performance of separate account fund offerings. JNAM selects, monitors and actively manages the investment advisors that sub-advise the funds we offer within our variable annuities. Over the past 10 years, 57% of the AUM in our actively-managed mutual funds outperformed their Morningstar® Category Average as of December 31, 2020. This relative outperformance benefits our clients, increases our fee income and decreases the liabilities associated with optional guarantee benefits, as the probability decreases that withdrawals will deplete the client’s account value. JNAM’s selection and monitoring process also enables us to focus on funds where we believe we can transact in highly correlated hedge assets.

Experienced management team. Our executive management team has successfully managed the business across multiple economic cycles and has been supplemented by new leadership to drive business objectives. Our executive management team has an average of over 25 years of experience in financial services, with proven industry leadership and experience to execute upon our strategy. Furthermore, we believe our executive management team has developed a strong reputation with regulators and ratings agencies.

Our Strategies

We believe our strategy is focused and readily executable as an independent, publicly-traded company. Our primary goals are to maintain the strength of our balance sheet, pursue profitable growth opportunities and generate attractive risk-adjusted returns for stockholders through market cycles.

Capital Management Strategy

Maintaining a strong balance sheet is critical to supporting our objectives of fulfilling our obligations to policyholders, supporting the sales of new policies and distributing capital to our stockholders. We believe that a critical aspect of maintaining a strong balance sheet is remaining disciplined on product profitability and capital consumption.

We intend to manage our target adjusted RBC ratio (as defined in “—Financial Goals”) to a range of 500% to 525% under normal market conditions. As we expect to be near this target adjusted RBC ratio in 2021, subject to market conditions, we plan to balance the use of our capital resources among:

•	supporting our financial strength;

•	optimizing our total financial leverage;

•	supporting long-term growth through investment in new sales at appropriate margins; and

•	distributing capital to our stockholders through cash dividends and/or stock repurchases.

We intend to focus our new product development efforts on capital-efficient products that help diversify our balance sheet and risk exposures. We also intend to maintain the focus of our risk management program which seeks to balance three objectives: protecting against the economic impact of adverse market conditions, protecting our statutory capital and stabilizing our statutory distributable earnings throughout market cycles.

We expect to be in a position to distribute capital of between $325 million and $425 million to our stockholders in the first 12 months following the completion of the Demerger, through cash dividends and/or stock repurchases, depending on market conditions and subject to approval by our board of directors. See “—Financial Goals” and “Dividend Policy.”

Operating Strategies

Looking forward to our business growth and diversification opportunities, we have identified three areas that offer significant potential for future growth. First, we intend to market a comprehensive suite of retirement products that we believe are sought after by retail investors and our distribution partners. Second, we plan to optimize the sales mix across our broad product portfolio by leveraging the strength of our industry-leading

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distribution network and entering into new agreements with both established distributors and under-penetrated, non-traditional channels, such as iRIAs and investment advisors. Third, we seek to grow the overall market demand for retail annuities by partnering with wealth management solution providers that historically have not considered annuities as a solution to provide retirement savings and income protection.

With these initiatives, we expect to accelerate our sales growth, diversify our in-force book of liabilities and reinforce our leading market positions.

Broaden our Portfolio of Retail Annuities that Meet the Needs of our Distributors and Retail Investors. We have products, and are developing new products, that provide enhanced simplicity and transparency and satisfy a range of investor and advisor demand. These products offer investors the opportunity to grow their savings consistent with their objectives, ranging from full market exposure, with our variable annuities, to a guaranteed fixed return, with our fixed annuities. For example:

•

We intend to offer a RILA in 2021, which is the fastest growing category of product in the variable annuity market, and offers exposure to market returns through market index-linked investment options and a variety of guarantees designed to modify or limit losses.

•

In 2021, we are also planning to launch a new fee-based variable annuity product targeted at iRIAs that will feature low costs and a simplified set of optional guarantee benefits, which we believe will meet the needs of our iRIA distribution partners and further improve our positioning among iRIAs.

We intend to maintain an active product pipeline that will allow us to introduce additional new products over a multi-year period and continue to be at the forefront of product innovation in the industry.

In addition to our expectation that these new products will be attractive to distributors and retail investors, we believe over time they will improve the efficiency of our capital deployment and diversify the overall risk profile of our liabilities.

Leverage and Expand our Industry Leading Distribution Network. We have an established leading position in our traditional distribution channels, namely independent broker-dealers, wirehouses and regional broker-dealers and banks and other financial institutions. We believe there are opportunities to grow sales within these channels, and we are focused on increasing the number of advisors that sell our annuities and deepening existing relationships.

We are also expanding our established distribution platform with the following active initiatives:

•	We continue to establish new partnerships, such as the annuity distribution relationship we entered into with State Farm Life Insurance Company in 2019 and Ameriprise in 2020.

•

We are accelerating sales of our fee-based annuities by iRIAs and investment advisors who are affiliated with independent broker-dealers, wirehouses, regional broker-dealers and banks. We believe there is a meaningful market opportunity given the growth of iRIAs and investment advisory businesses, as well as the historical underutilization of annuities by these advisors. We are addressing this underutilization and are aiming to increase their consideration and use of annuities by helping these advisors to satisfy insurance-related licensing and regulatory requirements, either through access to our insurance support desk or through third-party insurance sales platforms (e.g., DPL Retirement Advisors and RetireOne).

Expand the Market for Retirement Products by Partnering with Wealth Management Solution Providers. We have been working actively with our distribution partners and financial technology firms to integrate annuities into the tools they use for wealth management. Historically, these wealth management tools have been configured to create plans and illustrations, to enter orders and to prepare client reports for a wide range of investments, including stocks, bonds, mutual funds and ETFs, but have not included annuities. Through our efforts, many proprietary and third-party wealth management tools now enable advisors to generate client proposals, financial planning illustrations, and portfolio and performance reviews that incorporate annuities,

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along with their client’s other investments. As of December 31, 2019, nearly half of the advisors in the United States have access to financial planning software that actively integrates annuities. We are educating and training advisors how to best use this capability, which enables the retail investor and advisor to better understand how annuities, including their protection features and potential tax deferral benefits, can enhance overall portfolio construction and retirement income planning. For example, investors will be able to use wealth management tools to assess how the addition of an annuity to their investment portfolios will impact the probability that they will realize desired income streams over the course of their lives.

The addition of annuities to wealth management tools also makes it easier for advisors to complete insurance applications, to deposit funds into and withdraw funds out of annuities, to actively manage the investment options available inside our variable annuities, and to produce reports for their clients that show the performance and protection features of our annuities alongside other investments.

We believe that increasing this level of integration will lead to higher utilization of annuity products by advisors across all channels, and will thereby grow the overall market demand for retail annuities.

Financial Goals

We have designed our financial goals to maintain a strong balance sheet while seeking to deliver disciplined profitable growth, which we expect will allow us to reinvest in our businesses and distribute capital to our stockholders.

Manage Risk and Capital. Based on our current in-force business mix, we intend to manage to a target adjusted RBC ratio of 500% to 525% under normal market conditions. Our target adjusted RBC ratio reflects the capital and capital requirements of Jackson National Life and its subsidiaries, adjusted to include cash and investments at JFI in excess of our target minimum cash and cash equivalents at JFI (which we currently expect to be approximately $250 million). We expect to be near this target adjusted RBC ratio in 2021, which supports our expectation to be in a position to distribute capital to our stockholders in the first 12 months following the completion of the Demerger, depending on market conditions and subject to approval by our board of directors.

Optimize Leverage. In order to enhance our financial flexibility and ensure that we maintain our financial strength ratings, we will target a total financial leverage ratio of between 20% and 25% over the long term. Total financial leverage is the ratio of total debt to combined total debt and stockholders’ equity, excluding AOCI. For purposes of monitoring our total financial leverage ratio, total debt includes traditional debt instruments as well as hybrid debt securities and preferred securities (without assigning any equity credit to hybrid securities or preferred securities as rating agencies typically do).

Return Capital to Our Stockholders. Consistent with our goals to manage risk and capital and optimize our financial leverage, we generally intend to target return of capital to our stockholders on an annual basis of approximately 40-60% of the annual change in our excess capital, adjusted for any capital contributions and distributions, subject to market conditions and approval by our board of directors. We define excess capital as total adjusted capital less 300% of company action level required capital. Consistent with statutory accounting requirements, total adjusted capital is defined as Jackson National Life’s statutory capital and surplus, plus asset valuation reserve and 50% of policyholder dividends of Jackson National Life and its subsidiaries. Company action level required capital is the minimum amount of capital necessary for Jackson National Life to avoid submitting a corrective action plan to its regulator. We expect to be in a position to distribute capital of between $325 million and $425 million to our stockholders in the first 12 months following the completion of the Demerger, through cash dividends and/or stock repurchases, depending on market conditions and subject to approval by our board of directors. See “Dividend Policy.”

Our financial goals are based on a number of important assumptions included in our baseline business plan scenario. These assumptions include, among other things:

•	annual equity market returns in line with historical returns;

•	reversion of interest rates to historical levels;

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•	our level of new sales of Retail Annuities;

•	limited differences between actual experience and current best estimate actuarial assumptions, including assumptions for which existing experience is limited and experience will emerge over time;

•

the absence of regulatory changes such as updates to the NAIC regulations, including among others (i) updates or replacement of the Economic Scenario Generator used to calculate statutory reserves and (ii) changes to RBC requirements, excluding the proposed changes to C-1 risk charges;

•	the absence of changes in accounting standards that would impact our financial statements prepared in accordance with U.S. GAAP;

•	the absence of changes to corporate tax rules;

•	the efficacy of existing financial projection models to appropriately reflect all aspects of our businesses;

•	the effectiveness, cost and ability to execute our hedging program and the impact of our hedging strategy on net income volatility and possible negative effects on our statutory capital;

•	our ability to implement our strategies;

•	the successful completion of the Recapitalization;

•	our access to capital; and

•	general conditions in the markets in which our businesses operate.

Actual results related to these financial goals may vary depending on these assumptions and various factors, including actual capital market outcomes, changes in actuarial models or emergence of actual experience and regulatory limitations, as well as other risks and factors discussed in “Risk Factors.” While these financial goals are presented with numerical specificity, given the uncertainties surrounding such assumptions, there are significant risks that these assumptions may not be realized, and, as a result, the financial goals may not be achieved. Accordingly, our actual results may differ from these financial goals, and the differences may be material and adverse, particularly if actual events adversely differ from one or more of our assumptions. The financial goals and their underlying assumptions are forward-looking statements and could be affected by the factors discussed in “Risk Factors” and “Special Note Regarding Forward-Looking Statements and Information.” We strongly caution investors not to place undue reliance on any of these assumptions or financial goals. Except as may be required by applicable securities laws, we are not under any obligation and expressly disclaim any obligation to update or alter any assumptions, estimates, financial goals, projections or other related statements that we may make.

Our Segments

We manage our business through three operating segments: Retail Annuities, Institutional Products, and Closed Life and Annuity Blocks. We report certain activities and items that are not included in these segments, including the results of PPM, in Corporate and Other.

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The following table presents Operating Revenues and Pretax Adjusted Operating Earnings by segment and for Corporate and Other for the years ended December 31, 2020, 2019 and 2018:

	Years Ended December 31,
	2020	2019	2018
Operating Revenues:	(in millions)
Retail Annuities	$4,478.5	$4,949.6	$4,955.4
Institutional Products	356.4	449.7	381.3
Closed Life and Annuity Blocks	1,526.8	1,995.7	6,476.1
Corporate and Other(1)	148.9	147.4	129.7

Total Operating Revenues	$6,510.6	$7,542.4	$11,942.5

Pretax Adjusted Operating Earnings:
Retail Annuities	$2,005.9	$2,286.5	$1,748.5
Institutional Products	85.1	105.6	102.0
Closed Life and Annuity Blocks	0.2	0.4	72.3
Corporate and Other(1)	(116.9)	(66.5)	(8.3)

Total Pretax Adjusted Operating Earnings	$1,974.3	$2,326.0	$1,914.5

(1)	Corporate and Other includes the intersegment eliminations.

Retail Annuities

We are a leading provider of annuities in the U.S. retirement market. Our Retail Annuities segment includes our variable, fixed index and fixed annuities. We intend to offer a RILA in 2021, which will be included in this segment. In addition, JNAM’s results are included within our Retail Annuities segment.

Our annuities are designed to offer investors the opportunity to:

•

grow their savings on a tax-deferred basis consistent with their objectives, ranging from annuities that offer full market participation to annuities that offer guaranteed fixed returns, including full or partial protection of principal;

•	protect their assets using a variety of standard and optional guarantee benefits and guaranteed minimum crediting rates; and

•	provide a source of income in the form of minimum payments for life and minimum payments to beneficiaries upon death.

Depending on the compensation arrangements that have been established between the investor and the investor’s advisor, we offer either “commission-based” annuities or “fee-based” annuities.

•

Broker-dealer representatives and insurance agents typically offer our commission-based annuities and are compensated through upfront commissions, and sometimes through trail commissions. The upfront commission is paid at the time of the annuity purchase and is a percentage of the initial amount invested in the annuity. The upfront commission is not deducted from the initial amount invested in the annuity, but the customer may be assessed a surrender fee if the customer surrenders the customer’s annuity before a certain number of years have elapsed. A commission-based annuity may also compensate the customer’s advisor through ongoing trail commissions that are based on the account value of the annuity at the time the payment is calculated.

•

Investment advisor representatives typically offer our fee-based annuities and are compensated by the investor through an asset-based fee or a flat fee that we do not influence or control. Our fee-based annuities do not pay a commission or any other sales charge to the investment advisor and do not include surrender fees. They can be surrendered at any time after purchase without additional charge.

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As of December 31, 2020, we had approximately 1.3 million variable annuity policies in-force, representing approximately $228.7 billion of account value. As of December 31, 2020, we had more than 10,000 fixed annuity and 1,000 fixed index annuity policies in-force, representing approximately $1.1 billion of account value (net of reinsurance).

For the year ended December 31, 2020, our Retail Annuities segment generated Operating Revenues of $4,479 million and Pretax Adjusted Operating Earnings of $2.006 million.

The table below provides a comparison of our Retail Annuities:

Customer Objective	Avoid Market Risk		Limited Market Participation with Partial Principal Protection	Full Market Participation with Protection	Full Market Participation

Annuity Type	Fixed Annuity	Fixed Index Annuity	Registered Index Linked Annuity(1)	Variable Annuity with Optional Guarantee Benefits	Investment Only Variable Annuity

Commission-based Product Name	RateProtector	MarketProtector	Market Link Pro	Perspective II	Elite Access II
Fee-based Product Name	N/A	MarketProtector Advisory	Market Link Pro Advisory	Perspective Advisory II	Elite Access Advisory II

(1)	We intend to offer a RILA in 2021.

Variable Annuities

Our variable annuities are designed for investors who desire full market participation and investment freedom. We offer a greater level of investment freedom compared to most other variable annuities in the market, as well as a set of optional guarantee benefits, which allows investors to purchase only those benefits that meet their objectives. These products also offer tax deferral on non-qualified accounts, allowing interest and earnings to grow tax-free until withdrawals are made. The financial results of our variable annuity products largely depend on our customer’s account values and benefit base on which we earn fees and the level of fees charged. Our variable annuity products are distributed in conjunction with our fixed annuity and fixed index annuity products through various wirehouses, insurance brokers and independent broker-dealers, as well as through banks and financial institutions, primarily to high net worth investors and the mass and mass affluent markets. For the year ended December 31, 2020, our variable annuities generated sales of $16.6 billion, or 92% of total sales in our Retail Annuities segment, an increase from sales of $14.7 billion in 2019. As of December 31, 2020, we had variable annuity account value of $228.7 billion.

Products

Our variable annuities offer investors full participation in market returns through a broad selection of funds managed by JNAM in a variety of investment styles, including:

•	domestic and international funds,

•	actively and passively managed funds,

•	small-, mid- and large-cap funds and

•	professionally managed asset allocation funds.

Our customers have freedom to allocate their savings across the wide range of investment options we offer, even when an optional guarantee benefit is elected. Our variable annuities offer a range of benefits to meet our customers’ needs. Optional guarantee benefits offer the customer guaranteed minimum protection based on the

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customer’s initial deposit, adjusted for withdrawals, which guards against market volatility and investment performance risk. The principal features of our variable annuity optional guarantee benefits are:

•

Guaranteed minimum payments for the customer’s lifetime based on a fixed annual percentage of the benefit base, referred to as a Guaranteed Minimum Withdrawal Benefits for Life, or GMWB for Life. As of December 31, 2020, 73% of our total variable annuity account value included a GMWB for Life optional guarantee benefit selection.

•

Guaranteed minimum payments based on a fixed annual percentage of the benefit base, for at least the amount of the customer’s total contributions, referred to as Guaranteed Minimum Withdrawal Benefits, or GMWB. As of December 31, 2020, 3% of our total variable annuity account value included a GMWB optional guarantee benefit selection.

•

Death benefits that guarantee the annuity beneficiary will receive the higher of the current account value or the benefit base, which can be increased through roll-up and step-up features, referred to as an enhanced Guaranteed Minimum Death Benefit, or enhanced GMDB. As of December 31, 2020, 12% of our total variable annuity account value included an enhanced GMDB selection.

We have a proven track record in developing annuity products to meet the needs of our customers. This has been demonstrated with our industry-leading flagship product, Perspective II, a variable annuity with optional guarantee benefits. Perspective II offers a range of optional guaranteed benefits to meet our customers’ needs, and our customers have the freedom to allocate their savings across a wide range of investment options without minimum investment allocation limits, even if an optional guarantee benefit is elected. The investment freedom and optional guaranteed benefits we offer our customers have remained generally consistent over our history, which both our customers and distribution partners value.

We also developed and launched Elite Access in 2012, our investment-only variable annuity that does not include any guaranteed living benefits. Since that time, Elite Access has been the industry’s best-selling investment-only variable annuity, addressing our customers’ need for tax deferral and a wide set of investment choices. More recently, in response to the trend in financial services toward fee-based solutions, we have launched fee-based versions of our top-selling annuities, including the variable annuity products Perspective Advisory II and Elite Access Advisory II. In 2020, we accounted for more than 21% of all fee-based annuity sales in the independent broker-dealer, wirehouse and regional broker-dealer and bank channels, and we ranked #2 overall in fee-based annuity sales during 2020, according to LIMRA. The table below provides a breakdown of sales of our key variable annuity products:

				Sales(1) (in millions)
Variable Annuity Product	Optional Guarantee Living Benefits	Death Benefits	Advisor Compensation	2020	2019	2018
Perspective II	Yes	Yes	Commission Based	$13,115.1	$11,569.4	$13,142.1
Elite Access	No	Yes (ROP Only)	Commission Based	1,851.5	1,824.3	2,146.8
Perspective Advisory II	Yes	Yes	Fee Based	753.6	548.5	597.3
Elite Access Advisory II	No	No	Fee Based	205.3	177.7	97.4

Total Key Variable Annuity Product Sales				$15,925.5	$14,119.9	$15,983.6

(1)	Excludes distribution partner proprietary products and additional premiums into closed products.

The customer retains investment discretion over how the customer’s assets are allocated to various sub-accounts, which offer a wide range of investment options, and which are held in a separate account apart from our investment portfolio. The value of the portion of the account value allocated to variable sub-accounts fluctuates with the performance of the underlying investments. In addition to variable subaccounts, customers may allocate assets to fixed accounts which offer a fixed interest rate regardless of market performance, similar

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to fixed annuities. At December 31, 2020, we had variable annuity account value allocated to fixed accounts totaling $10.1 billion with minimum guaranteed rates ranging from 1% to 3% and an average guaranteed rate of 2%. Some of our annuities offer optional guarantee benefits for a fee, such as full or partial protection of principal, minimum payments for life and minimum payments to beneficiaries upon death.

The following table summarizes customer fund allocations for variable annuity account balances as of December 31, 2020, 2019 and 2018:

	As of December 31,
	2020	2019	2018
	(in millions)
Fund Type:
Fixed	$10,093.9	$7,766.5	$8,147.8
Equity	146,529.7	135,049.7	111,120.6
Bond	23,952.8	22,633.3	20,587.3
Balanced	45,745.8	35,736.0	29,850.8
Money Market	2,389.7	1,260.5	1,427.3

Total	$228,711.9	$202,446.0	$171,133.8

Most variable annuities are subject to early surrender charges for the first four to seven years of the contract. During the surrender charge period, the customer may cancel the contract for the surrender value. Our fee-based variable annuity products are fully liquid and have no surrender charges. These products represented 4% of our variable annuity account value as of December 31, 2020.

As the investment return on variable annuity account value balances allocated to variable subaccounts is attributed directly to the customer, our profit arises from the fees charged on the contracts, less the expenses incurred, which include the costs of hedging and eventual payment of any guaranteed benefits. Our fees generally consist of core contract charges and investment management fees, which are generally calculated based on the account value, and optional guarantee benefit fees, which are generally calculated based on the benefit base.

Profits in the variable annuity book of business will continue to be subject to the impact of market movements on sales, fee revenues, optional guarantee benefit costs and allocations to the variable accounts and the effects of the hedging program.

These optional guaranteed benefits include:

Guaranteed Living Benefits Summary

Some of our variable annuities include guaranteed living benefit riders. These riders include: guaranteed minimum withdrawal benefit for life (“GMWB for Life”), guaranteed minimum withdrawal benefits (“GMWB”), guaranteed minimum income benefits (“GMIB”) and guaranteed minimum accumulation benefits (“GMAB”), as described below:

•

GMWB for Life. This benefit guarantees that a customer can take lifetime withdrawals from the customer’s contract up to a maximum amount per year that is defined at the time of first withdrawal as a percentage of the living benefit base. The guaranteed withdrawal amount may increase with deferral bonuses in years that withdrawals are not taken or increases in the living benefit base through account value step-ups, and may decrease due to excess withdrawals. The living benefit base is equal to the total initial customer contribution, plus eligible subsequent contributions, and may also be increased by step-ups and deferral bonuses. Step ups automatically lock in gains and grow the living benefit base. Customers can choose from an annual step up or a quarterly step up that locks in the highest value of the preceding four quarters on an annual basis. The living benefit base will be reduced on a dollar-for-dollar basis by any withdrawals up to the guaranteed annual withdrawal amount, and proportional to the account value reduction for any “excess withdrawals,” which are withdrawals that

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exceed the guaranteed annual withdrawal amount. This benefit is an optional guarantee benefit on Perspective II and Perspective Advisory II and can be purchased on a single life or joint life basis. The charge for the GMWB for Life is generally calculated based on the living benefit base value and deducted quarterly from the account value.

•

GMWB. This benefit guarantees that the customer can take withdrawals from the customer’s contract up to the amount of the living benefit base, even if the account value subsequently falls to zero, provided that during each contract year total withdrawals do not exceed the annual GMWB withdrawal amount that is calculated under the terms of the annuity. The guaranteed annual withdrawal amount is defined at the time of first withdrawal as a percentage of the living benefit base. The guaranteed withdrawal amount may increase with increases in the living benefit base through account value step-ups, and may decrease due to excess withdrawals. The living benefit base is equal to the initial customer contribution, plus eligible subsequent contributions, and may also be increased by step-ups. The living benefit base will be reduced on a dollar-for-dollar basis by any withdrawals up to the guaranteed annual withdrawal amount, and proportional to the amount of account value reduction for any “excess withdrawals” which are withdrawals that exceed the guaranteed annual withdrawal amount. The charge for the GMWB is generally calculated based on the living benefit base value and deducted quarterly from the account value. This benefit is an optional guarantee benefit on Perspective II and Perspective Advisory II.

•

GMIB. Customers who purchase the GMIB rider will be eligible, at the end of a defined waiting period, to receive annuity payments for life that will never be less than a guaranteed minimum amount, regardless of the performance of their investment options prior to the first payment. Customers may elect to continue the accumulation phase beyond the waiting period if they wish to maintain the ability to take withdrawals from their account value or continue to participate in the growth of both their account value and living benefit base. The charge for the GMIB is calculated based on the living benefit base value and deducted quarterly from the account value. We no longer offer GMIBs, with existing coverage being substantially reinsured with an unaffiliated reinsurer.

•

GMAB. This benefit guarantees that after a set period of 10 years, the account value will be greater than or equal to the initial customer contribution, plus eligible subsequent contributions, providing protection to the customer from market fluctuations with a 100% principal guarantee. In the event of withdrawals, the principal guaranty will reduce in the same proportion that the account value is reduced at the time of the withdrawal. The charge for the GMAB is calculated based on the living benefit base value and deducted quarterly from the account value. We ceased offering GMAB riders in 2008.

The following table presents the sales, account value and benefit base for each type of guaranteed living benefit as of December 31, 2020, 2019 and 2018:

	December 31, 2020			December 31, 2019			December 31, 2018
	Sales	Account Value	Benefit Base	Sales	Account Value	Benefit Base	Sales	Account Value	Benefit Base
	(in millions)
No Living Benefits	$3,963.5	$53,021.6	N/A	$4,098.6	$48,227.1	N/A	$4,775.5	$41,109.9	N/A
GMWB for Life	12,376.6	167,007.2	160,225.7	10,245.7	145,890.2	149,097.1	11,536.0	122,425.1	143,550.9
GMWB	279.1	6,807.4	5,557.7	348.0	6,446.9	5,645.7	363.5	5,798.6	5,885.3
GMIB	1.8	1,826.5	2,216.3	1.5	1,828.9	2,332.3	2.9	1,744.5	2,487.5
GMAB	0.1	49.3	7.2	—	52.9	18.7	—	55.7	31.8

Total	$16,621.1	$228,711.9	$168,006.9	$14,693.8	$202,446.0	$157,093.8	$16,677.9	$171,133.8	$151,955.5

Guaranteed Death Benefits Summary

When investor goals shift from building wealth to providing for future generations, death benefits can help preserve and grow assets. Guaranteed death benefits guarantee the annuity beneficiary will receive the higher of

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the current account value or the death benefit base, and are referred to as a Guaranteed Minimum Death Benefit, or GMDB. Benefits can be paid directly to beneficiaries instead of the estate and can be a tax-efficient wealth transfer strategy. If a variable annuity does not have a guaranteed death benefit, the policy will return the account value to the beneficiary. We have historically offered the following guaranteed death benefits:

•

Return of Premium, or “ROP.” This death benefit pays the greater of the account value or the death benefit base (subject to adjustment for withdrawals) at the time of a claim following the owner’s death. The charge for this benefit is usually included in the core contract charge. This death benefit is standard for Perspective II and is currently an optional guarantee benefit for a fee on Perspective Advisory II and our investment-only variable annuity.

Perspective II and Perspective Advisory II also offers the following optional enhanced death benefits:

•

Highest Anniversary Value. This death benefit features a death benefit base that is reset each year to equal the higher of total customer contributions or the highest account value on the current or any prior anniversary of when the annuity was purchased (subject to adjustments for withdrawals), and pays the greater of this death benefit base amount or the account value at the time of the claim. The charge for this benefit is generally calculated based on the death benefit base value and deducted quarterly from the account value.

•

Roll-up. This death benefit features a death benefit base that increases (or “rolls up”) at a specified guaranteed annual rate of return between 3% and 6% (subject to adjustments for withdrawals). This benefit pays the greater of this death benefit base amount or the account value at the time of the claim. The charge for this benefit is generally calculated based on the death benefit base value and deducted quarterly from the account value.

•

Greater of Roll-up or Highest Anniversary Value or “Combination HAV/Rollup.” This death benefit features a death benefit base that increases each year to equal the higher of the initial benefit base accumulated at a specified annual guaranteed rate of return between 3% and 6% or the highest account value on the current or any prior anniversary of when the annuity was purchased (subject to adjustment for withdrawals). This benefit pays the greater of this death benefit base amount or the account value at the time of the claim. The charge for this benefit is generally calculated based on the death benefit base value and deducted quarterly from the account value.

The following table presents the sales, account value and benefit base for each type of guaranteed death benefit as of December 31, 2020, 2019 and 2018:

	December 31, 2020			December 31, 2019			December 31, 2018
	Sales	Account Value	Benefit Base	Sales	Account Value	Benefit Base	Sales	Account Value	Benefit Base
	(in millions)
No GMDB	$2,260.0	$26,368.6	N/A	$2,335.1	$23,811.9	N/A	$2,617.7	$19,950.3	N/A
Return of Premium	13,246.5	174,678.2	128,481.5	11,168.2	153,088.7	121,921.8	12,558.9	128,800.4	118,127.0
Highest Anniversary Value	560.0	14,322.9	13,175.2	574.0	13,201.5	12,581.9	723.6	11,555.9	12,806.6
Rollup	105.1	4,061.8	5,005.5	135.0	3,852.4	5,125.0	158.8	3,485.1	5,172.8
Combination HAV/Rollup	449.5	9,280.4	9,447.0	481.5	8,491.5	8,966.3	618.9	7,342.1	8,860.3

Total	$16,621.1	$228,711.9	$156,109.2	$14,693.8	$202,446.0	$148,595.0	$16,677.9	$171,133.8	$144,966.7

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Optional Guarantee Benefits Summary

The following tables present our variable annuity sales, account value and benefit base by optional guarantee benefit for our variable annuity business in our Retail Annuities segment as of December 31, 2020, 2019 and 2018:

	December 31, 2020
	Sales	Account Value	Living Benefit Base	Death Benefit Base
	(in millions)
No Living Benefits
w/ No GMDB (return of AV)	$1,907.1	$25,514.3	$—	$—
w/ ROP GMDB	1,374.7	15,118.5	—	10,662.4
w/ Enhanced GMDB	681.7	12,388.7	—	12,872.3
GMWB for Life
w/ No GMDB (return of AV)	325.4	817.3	724.4	—
w/ ROP GMDB	11,636.7	152,634.2	145,977.3	113,556.3
w/ Enhanced GMDB	414.5	13,555.7	13,524.0	13,093.5
GMWB
w/ No GMDB (return of AV)	27.5	36.9	32.2	—
w/ ROP GMDB	233.7	5,565.5	4,545.2	3,607.0
w/ Enhanced GMDB	17.9	1,204.9	980.3	1,139.9
GMIB
w/ ROP GMDB	1.4	1,318.0	1,581.7	632.0
w/ Enhanced GMDB	0.4	508.5	634.6	514.5
GMAB
w/ ROP GMDB	0.1	42.0	6.3	23.7
w/ Enhanced GMDB	—	7.3	0.9	7.6

Total	$16,621.1	$228,711.9	$168,006.9	$156,109.2

	December 31, 2019
	Sales	Account Value	Living Benefit Base	Death Benefit Base
	(in millions)
No Living Benefits
w/ No GMDB (return of AV)	$2,164.8	$23,412.5	$—	$—
w/ ROP GMDB	1,158.3	13,607.5	—	10,338.7
w/ Enhanced GMDB	775.5	11,207.1	—	12,268.3
GMWB for Life
w/ No GMDB (return of AV)	166.4	394.4	372.8	—
w/ ROP GMDB	9,685.4	132,848.6	135,320.6	107,109.5
w/ Enhanced GMDB	393.9	12,647.2	13,403.7	12,688.8
GMWB
w/ No GMDB (return of AV)	4.0	5.0	4.5	—
w/ ROP GMDB	323.6	5,266.1	4,613.0	3,742.4
w/ Enhanced GMDB	20.4	1,175.8	1,028.2	1,169.1
GMIB
w/ ROP GMDB	0.7	1,321.1	1,666.3	703.1
w/ Enhanced GMDB	0.8	507.8	666.0	538.9
GMAB
w/ ROP GMDB	—	45.4	16.7	28.1
w/ Enhanced GMDB	—	7.5	2.0	8.1

Total	$14,693.8	$202,446.0	$157,093.8	$148,595.0

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	December 31, 2018
	Sales	Account Value	Living Benefit Base	Death Benefit Base
	(in millions)
No Living Benefits
w/ No GMDB (return of AV)	$2,433.6	$19,771.2	$—	$—
w/ ROP GMDB	1,405.8	11,783.8	—	10,257.2
w/ Enhanced GMDB	936.1	9,554.9	—	11,962.3
GMWB for Life
w/ No GMDB (return of AV)	183.6	178.5	196.1	—
w/ ROP GMDB	10,820.0	111,013.6	129,719.9	103,177.6
w/ Enhanced GMDB	532.4	11,233.0	13,634.9	13,026.0
GMWB
w/ No GMDB (return of AV)	0.6	0.6	0.7	—
w/ ROP GMDB	330.9	4,692.4	4,762.6	3,863.0
w/ Enhanced GMDB	32.0	1,105.6	1,122.0	1,262.5
GMIB
w/ ROP GMDB	2.1	1,263.0	1,781.0	795.4
w/ Enhanced GMDB	0.8	481.5	706.5	579.4
GMAB
w/ ROP GMDB	—	47.6	27.9	33.8
w/ Enhanced GMDB	—	8.1	3.9	9.5

Total	$16,677.9	$171,133.8	$151,955.5	$144,966.7

Net Amount at Risk

We offer variable annuities with guaranteed benefits, for which NAR is defined as excess of the current benefit base value for the guaranteed benefit over the current account value. The guaranteed death benefit and guaranteed living benefit within the same contract may have different benefit bases and, therefore a different NAR.

The following tables present sales, account value and net amount at risk by type of optional guarantee benefit as of December 31, 2020, 2019 and 2018:

	December 31, 2020
	Sales	Account Value	Living Benefit NAR	Death Benefit NAR
	(in millions)
No Living Benefits
w/ No GMDB (return of AV)	$1,907.1	$25,514.3	$—	$—
w/ ROP GMDB	1,374.7	15,118.5	—	15.6
w/ Enhanced GMDB	681.7	12,388.7	—	1,447.1
GMWB for Life
w/ No GMDB (return of AV)	325.4	817.3	2.9	—
w/ ROP GMDB	11,636.7	152,634.2	4,842.0	959.3
w/ Enhanced GMDB	414.5	13,555.7	877.1	485.0
GMWB
w/ No GMDB (return of AV)	27.5	36.9	0.0	—
w/ ROP GMDB	233.7	5,565.5	35.4	7.2
w/ Enhanced GMDB	17.9	1,204.9	17.4	65.6
GMIB
w/ ROP GMDB	1.4	1,318.0	373.0	2.3
w/ Enhanced GMDB	0.4	508.5	182.5	57.6
GMAB
w/ ROP GMDB	0.1	42.0	—	0.0
w/ Enhanced GMDB	—	7.3	—	0.7

Total	$16,621.1	$228,711.9	$6,330.2	$3,040.4

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	December 31, 2019
	Sales	Account Value	Living Benefit NAR	Death Benefit NAR
	(in millions)
No Living Benefits
w/ No GMDB (return of AV)	$2,164.8	$23,412.5	$—	$—
w/ ROP GMDB	1,158.3	13,607.5	—	14.1
w/ Enhanced GMDB	775.5	11,207.1	—	1,573.1
GMWB for Life
w/ No GMDB (return of AV)	166.4	394.4	1.4	—
w/ ROP GMDB	9,685.4	132,848.6	6,155.1	966.1
w/ Enhanced GMDB	393.9	12,647.2	1,072.2	522.1
GMWB
w/ No GMDB (return of AV)	4.0	5.0	—	—
w/ ROP GMDB	323.6	5,266.1	44.4	9.5
w/ Enhanced GMDB	20.4	1,175.8	22.2	79.9
GMIB
w/ ROP GMDB	0.7	1,321.1	416.6	2.6
w/ Enhanced GMDB	0.8	507.8	199.2	64.0
GMAB
w/ ROP GMDB	—	45.4	—	—
w/ Enhanced GMDB	—	7.5	—	0.9

Total	$14,693.8	$202,446.0	$7,911.1	$3,232.3

	December 31, 2018
	Sales	Account Value	Living Benefit NAR	Death Benefit NAR
	(in millions)
No Living Benefits
w/ No GMDB (return of AV)	$2,433.6	$19,771.1	$—	$—
w/ ROP GMDB	1,405.8	11,783.8	—	178.2
w/ Enhanced GMDB	936.1	9,554.9	—	2,521.3
GMWB for Life
w/ No GMDB (return of AV)	183.6	178.5	18.0	—
w/ ROP GMDB	10,820.0	111,013.6	19,092.4	3,608.6
w/ Enhanced GMDB	532.4	11,233.0	2,469.9	1,882.5
GMWB
w/ No GMDB (return of AV)	0.6	0.6	0.1	—
w/ ROP GMDB	330.9	4,692.4	372.6	101.5
w/ Enhanced GMDB	32.0	1,105.6	107.0	200.8
GMIB
w/ ROP GMDB	2.1	1,263.0	569.0	13.2
w/ Enhanced GMDB	0.8	481.5	256.0	111.6
GMAB
w/ ROP GMDB	—	47.6	—	—
w/ Enhanced GMDB	—	8.1	—	1.5

Total	$16,677.9	$171,133.8	$22,885.0	$8,619.2

Registered index-linked annuity

We intend to offer a RILA in 2021. Our RILA will offer investors exposure to market returns through market index-linked investment options, subject to a cap, and will offer a variety of guarantees designed to modify or limit losses. Our RILA will offer five index options and flexibility to allocate investments across these different investment choices, as well as a one-year fixed account option. Our RILA will also offer protection

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options that provide a level of downside protection if the index return is negative. Our RILA will offer three option term periods, from one to six years. Our RILA will generally include a guaranteed minimum payment to beneficiaries upon death. Our RILA product will be distributed in conjunction with our variable annuities, fixed annuities and fixed index annuities through various wirehouses, insurance brokers and independent broker-dealers, as well as through banks and financial institutions, primarily to high net worth investors and the mass and mass affluent markets. We believe the RILA market presents us with a compelling growth opportunity with the potential to earn attractive risk-adjusted returns.

Fixed Index and Fixed Annuities

Our fixed index annuities are designed for investors who desire principal protection with an opportunity to participate in capped upside investment returns linked to a reference market index. Our fixed index annuities offer optional guaranteed minimum payments for life benefits. Our fixed annuities are designed for investors who desire to grow their assets without market exposure. They offer a minimum guaranteed crediting rate, which is typically higher than the interest rates offered on bank savings accounts or money market funds.

The table below provides a breakdown of sales of our fixed and fixed index annuities:

		Sales (in millions)
Fixed and Fixed Index Annuities	Advisor Compensation	2020(1)	2019	2018
Fixed Annuity - Traditional Fixed	Commission Based	$208.2	$431.1	$452.7
Fixed Annuity - RateProtector	Commission Based	195.7	763.4	—
Fixed Index Annuity - Traditional Fixed Index	Commission Based	—	161.1	260.1
Fixed Index Annuity - MarketProtector	Commission Based	949.4	3,483.6	73.8
Fixed Index Annuity - MarketProtector Advisory	Fee Based	63.1	$176.1	$0.6

Total Fixed and Fixed Index Annuities		$1,416.4	$5,015.3	$787.2

(1)	Sales in 2020 are inclusive of $93.0 million of premiums ceded to Athene.

The financial results of our fixed annuities, including the fixed portion of fixed index annuities, largely depends on our ability to earn an investment yield on our investment portfolio that is in excess of the interest credited to customers’ account balance, which we refer to as the net investment spread.

As of December 31, 2020, we had more than 10,000 fixed annuity and 1,000 fixed index annuity policies in-force, representing approximately $1.1 billion of account value (net of reinsurance). Substantially all of our in-force fixed and fixed index annuity product liabilities were reinsured to Athene, effective June 1, 2020.

Fixed index annuities

Our fixed index annuities offer a guaranteed minimum crediting rate that is typically lower than a traditional fixed annuity and allow the customer discretion in the allocation of assets to either fixed accounts (which offer a fixed interest rate that is similar to our fixed annuities regardless of market performance) or to indexed funds with the potential for additional growth based on the performance of a reference market index (generally, the S&P 500 or MSCI EAFE), subject to a cap. In 2019, we focused on product diversification by revitalizing our MarketProtector and MarketProtector Advisory, fixed index annuities that offer a variety of interest crediting methods, indices and guaranteed crediting rate periods. In 2020, our fixed index annuities generated sales of $997 million, down from $3.8 billion in 2019, or 5% of total sales in our Retail Annuities segment. As of December 31, 2020, we had fixed index annuity account value of $176.3 million, net of reinsurance ($14.0 billion gross of reinsurance).

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As of December 31, 2020, we had fixed index annuity account value allocated to index funds, with account values totaling $311.7 million with guaranteed minimum crediting rates on index accounts ranging from 1.0% to 3.0%, for which the average guaranteed minimum crediting rate was 2.2%. Our fixed index annuities offer a fixed account option, which offers a fixed interest rate that is similar to our fixed annuities regardless of market performance. As of December 31, 2020, we had fixed index annuity allocated to fixed interest accounts of $45.4 million with guaranteed minimum crediting rates ranging from 1.0% to 3.0%, for which the average guaranteed minimum crediting rate was 1.7%.

Our profits on fixed index annuities are derived primarily from the investment spread-based income. This investment spread-based income is the difference between the return we earn on invested assets and the interest credited and other policy benefits to the contract holder’s account. Most fixed index annuities are subject to early surrender charges for the first five to 10 years of the contract if the customer were to cancel the contract. In addition, the contract may be subject to a market value adjustment that approximates the positive or negative change in the value on assets supporting the product from movements in interest rates between contract issue and the time of surrender. We also offer a fully liquid fixed index annuity product that has no surrender charges. As of December 31, 2020, 78% of our fixed index annuities were subject to surrender charges of 5% or greater.

Our fixed index annuities include an optional lifetime withdrawal guarantee benefit for an additional charge. This benefit guarantees that a customer can take lifetime withdrawals from the customer’s contract up to a maximum amount per year. The income percentage is based on the age in which the benefit is elected and can increase by deferral credits until the first withdrawal. The amount of each guaranteed annual withdrawal value is based on the account value at the time of first withdrawal and can increase through step-ups and decrease by any excess withdrawals, which are withdrawals that exceed the guaranteed annual withdrawal amount. This benefit can be purchased on a single life or joint life basis.

Fixed annuities

Our fixed annuities offer a guaranteed minimum crediting rate that is typically higher than the interest rates offered by bank savings accounts or money market funds. In addition to our traditional fixed annuities, in 2019, we launched Jackson RateProtector, a single premium, multi-year guaranteed fixed annuity. The product offers investors the opportunity to protect and grow invested assets through guaranteed interest rates that will not fluctuate during a selected time period, combined with the ability to defer taxes on any earnings until funds are withdrawn. Our profits on fixed annuities are derived primarily from the investment spread-based income. This investment spread-based income is the difference between the return we earn on invested assets and the interest credited and other policy benefits to the contract holder’s account. Our fixed annuities do not offer guaranteed lifetime payment benefits but can be annuitized, or converted into a single premium immediate annuity that offers such benefits. For the year ended December 31, 2020, our fixed annuities generated sales of $327 million, down from $1.2 billion in 2019, or 2% of total sales in our Retail Annuities segment. As of December 31, 2020, we had fixed annuity account value of $1.1 billion, net of reinsurance ($14.0 billion gross of reinsurance).

Our fixed annuities offer three guaranteed minimum crediting rate periods, ranging from three to seven years. If during the guaranteed crediting rate period, the customer was to cancel the customer’s annuity the customer would be subject to early surrender charges. In addition, the contract may be subject to a market value adjustment at the time of surrender.

Approximately 93% of the fixed annuities we wrote in 2020 provided for a market value adjustment that could be positive or negative on surrenders in the surrender period of the policy. This formula-based adjustment approximates the change in value that assets supporting the product would realize as interest rates move up or down. The minimum guaranteed crediting rate is not affected by this adjustment. While the market value adjustment feature reduces the surrender risk associated with certain fixed annuities, we still bear a portion of the surrender risk on policies without this feature, and the investment risk on all fixed annuities. As of December 31, 2020, 3% of our fixed annuities by account value were subject to surrender charges of 5% or greater.

The customer of a fixed annuity pays us a contribution, which is credited to the customer’s account. Periodically, interest is credited to the contract holder’s account and in some cases administrative charges are

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deducted from the contract holder’s account. We make benefit payments at a future date as specified in the contract based on the value of the contract holder’s account at that date. As of December 31, 2020, on more than 87% of in-force business, we may reset the interest rate on each contract anniversary, subject to a guaranteed minimum, in line with state regulations. When the annuity matures, we either pay the contract holder the account value or a series of payments in the form of an immediate annuity product.

As of December 31, 2020, we had fixed annuities with account values totaling $1.1 billion with minimum guaranteed crediting rates ranging from 1% to 5.5%, for which the average minimum guaranteed crediting rate was 2.8%.

Our sales of fixed index annuities and fixed annuities in 2020 decreased materially from 2019 as a result of pricing changes made in early 2020 in response to changing market conditions and to preserve statutory capital.

Based on current market conditions, we expect sales of these products to remain at historically low levels in 2021.

The following table shows the distribution of our fixed and fixed index annuities’ account value within the presented range of guaranteed minimum crediting rates as of December 31, 2020:

Guaranteed Minimum Crediting Rate	Fixed Annuity Account Value(1)	Fixed Index Annuity Account Value(1)
1.0%	$92.1	$164.5
> 1.0% - 2.0%	63.3	2.7
> 2.0% - 3.0%	1,162.1	189.9
> 3.0% - 4.0%	622.5	—
> 4.0% - 5.0%	280.3	—
> 5.0%	73.2	—

Subtotal	2,293.5	357.1
Ceded reinsurance	12,923.7	13,852.1

Total	$15,217.2	$14,209.2

(1)	Account value reflects fixed and fixed index annuities in both the Retail Annuities segment and Closed Life and Annuity Blocks segment.

Jackson National Asset Management

The separate account assets associated with our variable annuities are managed by JNAM, a wholly-owned registered investment advisor that provides investment management, fund accounting and administration services to the mutual funds offered within our variable annuities. JNAM selects, monitors and actively manages the investment advisors that sub-advise the funds we offer within our variable annuities. Over the past 10 years, 57% of the AUM in our actively-managed mutual funds outperformed their Morningstar® Category Average as of December 31, 2020. This relative outperformance benefits our clients, increases our fee income and decreases the liabilities associated with optional guarantee benefits, as the probability decreases that withdrawals will deplete the client’s account value. JNAM’s selection and monitoring process also enables us to focus on funds where we believe we can transact in highly correlated hedge assets. JNAM also directly manages asset allocation fund of funds offered for our variable annuity policies. As of December 31, 2020, JNAM managed approximately $256 billion of assets.

Institutional Products

Our Institutional Products segment includes our institutional products business. Institutional products consist of traditional guaranteed investment contracts, Federal Home Loan Bank funding agreements and medium-term note funding agreements. Our institutional products generate investment spread-based income and generally guarantee the payment of principal and interest at a fixed or floating rate over a term of two to 10 years. We sell our institutional products through investment banks or other intermediaries to institutional and corporate investors, plan sponsors and other eligible purchasers.

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As of December 31, 2020, we had approximately $11 billion of institutional products account value. For the year ended December 31, 2020, our Institutional Products segment generated Operating Revenues of $356 million and Pretax Adjusted Operating Earnings of $85 million.

Our primary institutional product offerings include traditional guaranteed investment contracts (GICs), Federal Home Loan Bank funding agreements and medium-term note funding agreements. Our institutional products provide us with an additional source of investment spread-based income, and generally guarantee purchasers of our products the payment of principal and interest at a fixed or floating rate over a term of two to 10 years. This investment spread-based income is the difference between the rate of return we are able to earn on the deposit and the interest payable to the purchasers of these products. We typically issue institutional products on an opportunistic basis depending on both the risk-adjusted return on investment opportunities available and the prevailing cost of funding required by purchasers of our institutional products.

The Institutional Products issued generally guarantee the payment of principal and interest at either fixed or floating rates for a specified term. Some of these liabilities provide for withdrawals at book value in the event certain specified circumstances occur or provided that we receive advanced notice. We analyze cash flow information and price contracts accordingly so that we are adequately compensated for possible withdrawals prior to maturity. Potential cash demands under a worst-case scenario are evaluated monthly by management.

As part of our Institutional Product business, we sometimes issue highly structured funding agreements, with different maturities, in different currencies and on different interest bases, to address the purchasers’ specific investment requirements. Concurrent with the issuance of a funding agreement, we may enter into one or more derivative contracts which offset the structural characteristics and effectively result in us incurring a LIBOR rate-based U.S. dollar-denominated liability. We require that all foreign currency Institutional Products liabilities be converted to U.S. dollar-based liabilities.

We segregate our investment portfolio allocated to the Institutional Products segment for certain investment management purposes and as part of our overall investment strategy. The investment portfolio backing the liabilities of our Institutional Products segment has its own mix of investments which meet more limited duration and convexity tolerances. Consequently, this portion of the portfolio is managed to permit less interest rate sensitivity.

We sell our institutional products through investment banks or other intermediaries to institutional and corporate investors, plan sponsors and other eligible purchasers. GICs are marketed by our institutional products department to defined contribution pension and profit sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds, and are issued to the FHLBI in connection with its program.

The following table presents sales and account value by type of institutional product as of December 31, 2020, 2019 and 2018:

	Years Ended December 31,
	2020		2019		2018
	Sales	Account Value	Sales	Account Value	Sales	Account Value
	(in millions)
Traditional Guaranteed Investment Contracts	$—	$1,275.5	$173.9	$1,529.6	$377.4	$1,666.0
FHLBI Funding Agreements	50.0	1,478.4	150.0	1,904.9	175.0	1,935.7
Medium-Term Note Funding Agreements	1,234.2	8,383.9	2,197.9	8,852.6	2,573.8	7,298.4

Total	$1,284.2	$11,137.8	$2,521.8	$12,287.1	$3,126.2	$10,900.1

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Traditional Guaranteed Investment Contracts

Under a traditional GIC, the contract holder makes a lump sum deposit. Interest is paid on the deposited funds, usually at maturity. The interest rate paid is fixed and is established when the contract is issued.

Traditional GICs have a specified term, usually two to seven years, and typically provide for phased payouts. We tailor the scheduled payouts to meet the liquidity needs of the particular retirement plan. For those contracts allowing deposited funds to be withdrawn by the contract-holder prior to maturity, an adjustment is made that approximates a market value adjustment.

We sell GICs to retirement plans, in particular 401(k) plans. The traditional GIC market is extremely competitive, due in part to competition from synthetic GICs, which we do not sell.

For the year ended December 31, 2020, our traditional GICs did not generate any sales, as compared to sales of $174 million in 2019. As of December 31, 2020, we had traditional GICs account value of $1.2 billion.

Funding Agreements

Under a funding agreement, the contract holder either makes a lump sum deposit or makes specified periodic deposits. We agree to pay a rate of interest, which may be fixed or a floating short-term interest rate linked to an external index. Interest is generally paid monthly, quarterly or semi-annually to the contract holder. The duration of the funding agreements range between one and thirty years. Some funding agreements may permit termination by the contract holder subject to a minimum notification period.

FHLBI Funding Agreements

Jackson National Life is a member of the FHLBI. Membership allows us access to advances from FHLBI that are collateralized by mortgage related assets in our investment portfolio. These advances are in the form of funding agreements issued to FHLBI.

For the year ended December 31, 2020, our FHLBI funding agreements generated sales of $50 million, or 4% of total sales in our Institutional Products segment, down from sales of $150 million in 2019. As of December 31, 2020, we had FHLBI funding agreements account value of $1.5 billion.

Medium-Term Note Funding Agreements

We have established a global funding agreement-backed medium-term note program. The notes offered may be denominated in any currency with a fixed or floating interest rate. Notes are issued to institutional investors by a special purpose vehicle and are secured by funding agreements issued by Jackson National Life.

For the year ended December 31, 2020, our funding agreements issued in connection with our funding agreement-backed medium-term note program generated sales of $1.2 billion, or 96% of total sales in our Institutional Products segment, down from sales of $2.2 billion in 2019. As of December 31, 2020, we had funding agreements issued in connection with our funding agreement-backed medium-term note program account value of $8.4 billion.

Closed Life and Annuity Blocks

Our Closed Life and Annuity Blocks segment is primarily composed of blocks of business that have been acquired since 2004. Our acquisitions have been structured as either stock acquisitions or reinsurance transactions. With respect to stock acquisitions, the acquired entities generally have been merged into Jackson National Life following transaction completion. Our acquisitions have included the conversion and servicing of policies on our administrative platform, as well as reinsurance transactions where administrative responsibilities have been retained by the ceding company or maintained on third party administrative arrangements in existence at the time of acquisition. We also historically offered traditional and interest-sensitive life insurance products, but we discontinued new sales of life insurance products in 2012, as we believe opportunistically acquiring

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mature blocks of life insurance policies is a more efficient means of diversifying our in-force business than selling new life insurance products. We source these opportunities through auction processes and existing relationships with other insurance carriers, investment bankers and other advisors.

For most of our acquisitions, we have not acquired a material active sales force or new business production. Therefore, the Closed Life and Annuity Blocks segment’s earnings and account values are expected to decline in run off as the result of lapses, deaths, and other terminations of coverage, subject to the completion of additional acquisitions by the Company in the future. As a consequence, the Closed Life and Annuity Blocks segment’s revenues and earnings may fluctuate from year to year depending upon the level of acquisition activity.

The segment includes various life insurance products, primarily including traditional life and interest-sensitive life, which includes universal life and variable universal life. Traditional life provides protection for either a defined period or until a stated age and may include a predetermined cash value. Universal life provides permanent individual life insurance for the life of the insured and includes a savings element. Variable universal life is a type of life insurance policy that combines death benefit protection with the ability for the contract holder account to be invested in separate account funds. For certain fixed universal life plans, additional provisions are held to reflect the existence of guarantees offered in the past that are no longer supported by earnings on the existing asset portfolio, or for situations where future mortality charges are not expected to be sufficient to provide for future mortality costs.

The Closed Life and Annuity Blocks segment also includes a block of group payout annuities which we assumed from John Hancock and John Hancock NY through reinsurance transactions in 2018 and 2019, respectively. Group payout annuities consist of a closed block of defined benefit annuity plans. A single premium payment from an employer (contract holder) funds the pension benefits for its employees (participants). The contracts are tailored to meet the requirements of the specific pension plan being covered. This is a closed block of business from two standpoints: (1) we are no longer selling new contracts; and (2) contract holders (companies) are no longer adding additional participants to these defined benefit plans. The contracts provide annuity payments that meet the requirements of the specific pension plan being covered. In some cases, the contracts have pre-retirement death or withdrawal benefits, pre-retirement surviving spouse benefits or subsidized early retirement benefits.

The Closed Life and Annuity Blocks also includes acquired fixed annuities and fixed index annuities.

The Closed Life and Annuity Blocks segment accounted for $25.5 billion or 8% of our policy and contract liabilities as of December 31, 2020 with approximately $15.5 billion and $9.9 billion related to acquired blocks of business and organically originated life business, respectively. The profitability of our Closed Life and Annuity Blocks segment is largely driven by mortality, longevity, expense and investment margins.

As of December 31, 2020, we had more than 1.8 million life insurance policies in-force. At December 31, 2020, our Closed Life and Annuity Blocks segment had $25.5 billion of total reserves. For the year ended December 31, 2020, our Closed Life and Annuity Blocks segment generated Operating Revenues of $1,527 million and Pretax Adjusted Operating Earnings of $0.2 million.

The following table summarizes reserves in our Closed Life and Annuity Blocks Segments as of December 31, 2020, 2019 and 2018:

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Traditional life	$9,277.3	$9,891.7	$9,967.8
Interest-sensitive Life	9,501.0	9,782.1	10,069.2
Group Payout annuities	5,220.3	5,541.5	5,482.5
Other annuities	1,480.9	1,566.4	1,663.5

Total	$25,479.5	$26,781.7	$27,183.0

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Corporate and Other

Corporate and Other includes the operations of PPM and unallocated corporate income and expenses, as well as certain eliminations and consolidation adjustments.

PPM manages the majority of our non-funds withheld investments. Our investment and asset allocation guidelines are designed to provide us with a competitive rate of return to support the profitable growth of our business and support our goal of maintaining appropriate risk-based capital from both a regulatory and ratings perspective.

In addition, PPM provides investment management services to Prudential’s Asian affiliates and former UK affiliate and other third parties. PPM offers investment management capabilities in addition to those utilized in the management of our non-funds withheld investments.

PPM’s investment management capabilities include:

•

Fixed Income Strategies. PPM has a team of credit analysts, portfolio managers and traders and has a long track record in strategies across the yield curve and quality spectrum, including core fixed income, core plus fixed income, floating rate income, high yield, investment grade credit, liability driven investment – long duration and low duration strategies.

•

Commercial Real Estate Debt. PPM originates senior core loans as well as stretch senior, bridge and subordinate debt financing. The loan program seeks opportunities across the five major property types including industrial, multifamily, retail, office and hotels. The program lends throughout the United States in primary markets and well positioned assets in secondary markets.

•	CLO Management. PPM is an active originator and manager of broadly syndicated loan CLOs.

•

Private Equity. PPM invests in fund of fund investments and co-investments, with a focus on North American middle-market buyout and growth opportunities and additional capabilities in secondary and distressed investments.

•	Private Debt. PPM invests in lease structured and credit tenant lease bonds, traditional private placements and infrastructure debt.

As of December 31, 2020, PPM managed approximately $106 billion of assets, of which approximately 47% were our non-funds withheld investments and approximately 29% and 22%, respectively, were assets for Prudential’s Asian affiliates and former UK affiliate. Since December 31, 2020, PPM’s assets under management have decreased primarily due to withdrawals by Prudential’s former UK affiliate. PPM’s assets under management at the time of the Demerger are anticipated to be approximately $80 billion.

For the year ended December 31, 2020, Corporate and Other generated Operating Revenues of $149 million and Pretax Adjusted Operating Earnings of $(117) million.

Distribution

Our retail annuities are distributed through an intermediary distribution model, supported by core internal functional areas, including wholesalers and Marketing, Sales Enablement and Strategic Relationship teams.

Our wholesaler field force is organized across four channels:

•	independent broker-dealers;

•	banks and other financial institutions;

•	wirehouses and regional broker-dealers; and

•	the IPA channel.

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Each of these channels is supported by a dedicated wholesaler field force. As of December 31, 2020, our wholesaler field force had relationships with over 138,000 individual representatives across over 600 distribution partners in our four distribution channels. Our strong presence in multiple retail distribution channels has been essential to positioning us as one of the leading retirement product distribution organizations in the United States. According to LIMRA, for the year ended December 31, 2020, we accounted for 16.8% of new sales in the U.S. retail variable annuity market.

Our sizeable distribution network is supported by one of the most productive wholesaler field forces in the annuity industry. The majority of our external wholesalers are physically located within their defined geographic territory, allowing the wholesaler to develop deep relationships with local advisors and agents and to provide training, client and business development support. According to the Market Metrics Q3 2020 Sales, Staffing, and Productivity Report, our variable annuity sales per wholesaler, a key performance indicator for wholesalers, ranked #1 in the industry and are more than 10% higher than the nearest competitor. As of December 31, 2020, our wholesaler field force included 124 external field wholesalers, located in local territories, who are supported by 85 internal wholesalers driving activity on their behalf from Franklin, TN. Our distribution model utilizes a strategic blend of one-to-one and two-to-one ratios of external to internal wholesalers, who together as a team bring consultative solutions to our distribution partners that support the growth and retention of their client base. To further enhance the quality of our wholesalers we offer one-on-one support, seminars and education and training programs. In addition, our wholesalers are able to provide enhanced added-value by leveraging internal resources including our advanced planning group, portfolio strategy group, seminar systems group, sales resource group and business intelligence group. Our wholesaler force is highly experienced, with an average tenure of eight years. The quality of our wholesaler force is supported by recognition in third-party awards; we were ranked #2 in terms of quality of wholesalers by FUSE, with Jackson National Life the only insurance carrier represented in the top 5.

The wholesaler field force focus is on delivering a comprehensive product suite to financial professionals to help meet an investor’s needs and therefore our team is not segmented by product. This objective is supported by our ability to offer a full suite of annuity products across variable annuities, fixed index annuities and fixed annuities. Our wholesalers are trained in the key features of all products, and we have been able to leverage their deep customer relationships to help support sales growth.

As an example of the depth of our sales relationships, in 2019 we refreshed our fixed index annuities and launched new fixed annuities to meet growing demand for protection. As a result of our sales efforts, our fixed index market share increased to 5.2% from 0.5% in 2018, and our fixed annuity market share increased to 3.5% from 0.5% in 2018. In 2020, in response to the low interest rate environment, broader market conditions, and to preserve statutory capital, we reduced our emphasis on fixed index and fixed annuity sales. We expect to re-focus on these markets in the future, subject to market conditions.

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Our wholesaler field force is organized into four channel teams, dependent on the underlying distribution channel:

•

Independent Broker-Dealers: Our independent broker-dealer team distributes variable, fixed index and fixed annuities by focusing on registered representatives who are typically running their own practices and includes branch offices with one to five financial professionals. These are smaller branches than the branches in the wirehouses and regional broker-dealer channel, although consolidation in the independent broker-dealer channel is creating larger branches in terms of advisors and assets. As of December 31, 2020, there were approximately 70 external field wholesalers in this team, supported by 56 internal wholesalers. For the year ended December 31, 2020, we reported total annuity sales of $12.2 billion in this channel, of which $11.7 billion were variable annuities, $403 million were fixed index annuities and $41 million were fixed annuities. Our variable annuity market share in the independent broker-dealer channel for the year ended December 31, 2020 was 28% and ranked #1, based on sales, according to LIMRA.

•

Banks, Credit Unions and Similar Financial Institutions: Our bank team distributes variable, fixed index and fixed annuities through banks, credit unions and other insurance carriers that specialize in property and casualty insurance but are looking to offer investors annuity products. The property and casualty insurance broker-dealers are our newest channel. We see a large opportunity in this channel as registered agents offer our annuity products to their existing consumers for complete financial planning services. We are a leading provider of annuities offered through banks and credit unions with access to financial institution representatives who are positioned to bring solutions to their clients. We have established distribution relationships with national, medium-sized regional banks and credit unions which we believe are unlikely to develop their own insurance product capability. As of December 31, 2020, there were approximately 26 external field wholesalers in this team, supported by 14 internal wholesalers. For the year ended December 31, 2020, we reported total annuity sales of $2.3 billion in this channel, of which $2.0 billion were variable annuities, $242 million were fixed index annuities and $107 million were fixed annuities. Our variable annuity market share in the bank channel for the year ended December 31, 2020 was 18% and ranked #1, based on sales, according to LIMRA.

•

Wirehouses and Regional Broker-Dealers: Our wirehouses and regional broker-dealers team distributes variable, fixed index and fixed annuities and provides dedicated service and support to wirehouses and regional brokerage firms. Wirehouses constitute the largest multi-channel financial services firms serving retail clients. Regional broker-dealers are midsize firms that may have a national footprint but are not as large and diversified as the wirehouses. Some wirehouses and regional broker-dealers now also have businesses that support independent registered representatives or act as independent broker-dealers. Like representatives who work for wirehouses, financial representatives at regional broker-dealers are employees of the firm. The wirehouses and regional broker-dealers team develops relationships with firms throughout the United States and provide customized materials and support to meet their specialized advisory needs. As of December 31, 2020, there were approximately 28 external field wholesalers in this team, supported by 15 internal wholesalers. For the year ended December 31, 2020, we reported total annuity sales of $2.8 billion in this channel, of which $2.6 billion were variable annuities, $150 million were fixed index annuities and $102 million were fixed annuities. Our variable annuity market share in the wirehouses and regional broker-dealers channel for the year ended December 31, 2020 was 24% and ranked #1, based on sales, according to LIMRA.

•

IPA Channel: This channel is supported by our hybrid wholesaling team. Different than our other channels, these associates are based in our Franklin, TN office and typically visit their territories on a one week, monthly rotation. As of December 31, 2020, there were 16 hybrid wholesalers on this team. The focus of this team is developing new relationships with independent registered investment advisors by offering them use of an insurance support desk that satisfies insurance-related licensing and regulatory requirements. The insurance support desk may be provided by third-party insurance sales platforms (e.g., DPL Financial Partners and RetireOne) or directly by us. We believe that there is a significant long-term opportunity to incrementally increase sales through registered investment advisors, who managed approximately $5.7 trillion in investor assets at the end of 2019, according to a report by Cerulli Associates, of which 4.0% were individual annuities. While more than 80% of all

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advisors at independent broker-dealers, wirehouses, regional broker-dealers and banks report selling variable annuities, only 10% of advisors at firms registered solely as investment advisors, which includes both iRIAs and hybrid registered investment advisors, report having sold a variable annuity in 2019 according to a report by Cerulli Associates. We currently have access to over 90,000 financial professionals at over 4,000 firms through our relationships with industry leading independent wealth management platforms, and we continue to focus on expanding access and integration through our relationships with established custodians and leading sales platforms in the IPA channel.

For the year ended December 31, 2020, we also had $616 million of annuity sales which we categorized internally as part of our Independent Broker-Dealers and our Banks, Credit Unions and Similar Financial Institutions channels, but which are excluded from the total sales reported by LIMRA set forth above due to differences in LIMRA’s definitions of these channels.

In addition to our in-person focus to supporting financial professionals, we have been working actively with our distribution partners and financial technology firms to integrate annuities into the technology solutions, or tools, they use for wealth management planning, order entry and reporting. Historically, wealth management tools have been configured to create plans and illustrations, to enter orders and to prepare client reports for a wide range of investments, including stocks, bonds, mutual funds and ETFs, but these tools have not included annuities. Through our efforts, many proprietary and third-party wealth management tools now enable advisors to generate client proposals, financial planning illustrations, and portfolio and performance reviews that include annuities, along with their client’s other investments. This enables the investor and advisor to better understand the potential benefits of tax deferral and the protection features annuities offer. For example, investors will be able to use wealth management tools to assess how the addition of annuities to their investment portfolios will impact the probability that they will realize desired income streams over the course of their lives. The addition of annuities to wealth management tools also makes it easier for advisors to complete insurance applications, to deposit funds into and withdraw funds out of annuities, to actively manage the investment options available inside our variable annuities, and to produce reports for their clients that show the performance and protection features of our annuities alongside other investments.

Supporting our channel-focused distribution groups, are the Marketing, Sales Enablement and Strategic Relationship teams that are dedicated to the success of our sales teams. The Marketing organization focuses its resources on creating unique advisor and investor experiences with an emphasis on digital experiences. They support sales-related activity with a focus on demand generation. The Sales Enablement team focuses on using data and analytics to deliver a more prescriptive approach to wholesaling. This team also oversees the optimization of our client relationship management system that is the backbone of our external sales team. The Strategic Relationship team plays an important role in developing and managing relationships with over 600 broker-dealer distribution partners throughout the United States to ensure long-term success. The Strategic Relationship team acts as a liaison between our distribution partners and us, ensuring brand consistency and that distribution partner needs are met, negotiating contracts, providing support to set and implement strategies for new products, and assisting in supporting operational needs.

Underwriting and Pricing

We set what we believe are appropriate mortality and policyholder behavior assumptions as part of our pricing and reserving practices. We do not underwrite and price policies on an individual-by-individual basis, instead we look to achieve our target return profile considering each product type on an aggregate basis. We believe this approach is consistent with industry practice. We monitor experience on an on-going basis, and we incorporate new experience data and emerging trends to ensure our actuarial assumptions and pricing models are regularly updated and reflect the appropriate mix of all available information and expert judgment. Pricing factors we consider are primarily composed of, but not limited to, expected investment returns, interest rates, market volatility, mortality, longevity, persistency, benefit utilization and operating expenses as well as other features of certain annuity products. Our product pricing models also take into account capital requirements, risk profile and target returns.

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Annuities are highly regulated and generally the policy forms must be approved by the regulators of the jurisdictions in which the product is sold. The offer and sale of variable annuities are also regulated by the SEC. Generally, annuities include pricing terms that are guaranteed for a certain period of time. Such products may include surrender charges for early withdrawals and charge fees for guaranteed benefits. As a result, we regularly monitor and evaluate the impact that the regulatory environment has on the costs associated with such guarantees and may adjust our pricing levels accordingly.

From time to time, we reevaluate the optional guarantee benefits and other features we offer. We have previously changed the nature and pricing of the guaranteed benefit features we offer in response to certain factors, including but not limited to, needs of our customers, product profile and risk attributes, market conditions, target capital and allocation strategy, and regulatory environment and will likely do so from time to time in the future.

Fees on Variable Annuity Account Value and Benefit Base

We earn various types of fee income based on the account value or benefit base associated with our variable annuities. In general, optional guarantee benefit fees calculated based on the benefit base are more stable in market downturns compared to fees calculated based on the account value.

Mortality & Expense and Administrative Fees. We earn mortality and expense fees as well as administrative fees (referred to as “core contract charges”) on variable annuities. The mortality and expense fees are calculated based on the customer’s account value and are expressed as an annual percentage deducted daily. These fees are used to offset the insurance and operational expenses relating to our variable annuities. Additionally, the administrative fees are charged either based on the daily average of the net asset values in the applicable subaccounts or when contracts fall below minimum values based on a flat annual fee per contract.

Living Benefit Rider Fees. We may earn fees on guaranteed benefits, such as for any type of guaranteed living benefit (including GMWB and GMWB for Life). The fees earned vary by generation and rider type and are generally calculated based on the living benefit base until the account value is exhausted.

Investment Management and Administrative Fees. We charge investment management and administrative fees for the mutual funds managed by our subsidiary JNAM that are offered as investments under our variable annuities. JNAM acts as an investment advisor for every fund offered to our variable annuity customers. JNAM selects, monitors and actively manages the investment advisors that sub-advise the funds we offer within our variable annuities, and also provides other administrative services. Investment management and administrative fees differ by fund and may be waived for certain funds. Investment management and administrative fees are presented net of fees paid to the investment advisors that sub-advise the funds we offer within our variable annuities.

12b-1 Fees and other revenue. 12b-1 fees are paid by the mutual funds in which our customers chose to invest and are calculated based on the net assets of the funds allocated to applicable subaccounts. These fees reduce the returns customers earn from these mutual funds.

Death Benefit Rider Fees. We may earn fees on guaranteed death benefits in addition to the core contract charges, and these benefits may be offered in conjunction with other benefits. The fees earned vary by generation and rider type. For some death benefits, such as, return of premium death benefits, the fees are calculated based on account value, but for enhanced death benefits, the fees are generally calculated based on the death benefit base.

Surrender Charges. Many, but not all, variable annuities may impose surrender charges on withdrawals for a period of time after the purchase and in certain products for a period of time after each subsequent contribution, also known as the surrender charge period. A surrender charge is calculated as a percentage of the contributions withdrawn. Surrender charges generally decline gradually over the surrender charge period, which can range up to eight years, depending on the product. Our variable annuities typically permit customers to withdraw up to

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10% of their account value each year without any surrender charge, although their guaranteed benefits may be impacted by such withdrawals through the reduction of the benefit base. Our annuities may also specify circumstances when no surrender charges apply, for example, upon payment of a death benefit or due to terminal illness.

The table below presents a breakdown of our variable annuity fee income by type of fee:

	Years Ended December 31,
	2020	2019	2018
	(in millions)
Mortality & Expense and Administrative Fees	$2,218.4	$2,153.5	$2,144.8
Living Benefit Rider Fees	2,081.8	1,958.3	1,832.2
Investment Management and Administrative Fees	617.3	606.9	598.7
12b-1 Fees and other revenue	562.4	543.4	533.7
Death Benefit Rider Fees	439.9	432.0	421.2
Surrender Charges	53.0	67.3	75.9

Total	$5,972.8	$5,761.4	$5,606.5

Policy and Contract Liabilities

As an insurance company, a substantial portion of our profits are derived from the invested assets backing our policy and contract liabilities, which includes separate account liabilities, reserves for future policy benefits and claims payable and other contract holder funds. As of December 31, 2020, 88% of our policy and contract liabilities were in our Retail Annuities segment, 4% were in our Institutional Products segment and 8% were in our Closed Life and Annuity Blocks segment.

The table below represents a breakdown of our policy and contract liabilities as of December 31, 2020, 2019 and 2018.

December 31, 2020	Separate Accounts	Reserves for future policy benefits	Other contract holder funds	Total
		(in millions)
Variable Annuities	$218,982.6	$7,306.6	$10,609.6	$236,898.8
Fixed Annuities	—	1.5	13,986.9	13,988.4
Fixed Index Annuities	—	18.1	14,028.7	14,046.8
Payout Annuities	—	—	1,459.0	1,459.0

Total Retail Annuities	218,982.6	7,326.2	40,084.2	266,393.0

Total Institutional Products	—	—	11,137.8	11,137.8

Traditional Life	—	5,125.1	4,152.2	9,277.3
Interest-sensitive Life	80.3	1,737.4	7,683.3	9,501.0
Group Payout Annuities	—	5,220.3	—	5,220.3
Other Annuities	—	—	1,480.9	1,480.9

Total Closed Life and Annuity Blocks	80.3	12,082.8	13,316.4	25,479.5

Total Policy and Contract Liabilities	219,062.9	19,409.0	64,538.4	303,010.3

Claims payable and other	—	1,971.9	—	1,971.9

Total	$219,062.9	$21,380.9	$64,538.4	$304,982.2

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December 31, 2019	Separate Accounts	Reserves for future policy benefits	Other contract holder funds	Total
		(in millions)
Variable Annuities	$194,995.9	$4,341.4	$8,230.6	$207,567.9
Fixed Annuities	—	1.5	14,612.2	14,613.7
Fixed Index Annuities	—	3.3	13,860.1	13,863.4
Payout Annuities	—	—	1,479.2	1,479.2

Total Retail Annuities	194,995.9	4,346.2	38,182.1	237,524.2

Total Institutional Products	—	—	12,287.1	12,287.1

Traditional Life	—	5,600.1	4,291.6	9,891.7
Interest-sensitive Life	74.7	1,730.2	7,977.2	9,782.1
Group Payout Annuities	—	5,541.5	—	5,541.5
Other Annuities	(0.1)	—	1,566.5	1,566.4

Total Closed Life and Annuity Blocks	74.6	12,871.8	13,835.3	26,781.7

Total Policy and Contract Liabilities	195,070.5	17,218.0	64,304.5	276,593.0

Claims payable and other	—	1,918.4	—	1,918.4

Total	$195,070.5	$19,136.4	$64,304.5	$278,511.4

December 31, 2018	Separate Accounts	Reserves for future policy benefits	Other contract holder funds	Total
		(in millions)
Variable Annuities	$163,237.6	$4,719.2	$8,545.5	$176,502.3
Fixed Annuities	—	1.5	14,726.4	14,727.9
Fixed Index Annuities	—	0.8	10,890.3	10,891.1
Payout Annuities	—	—	1,480.0	1,480.0

Total Retail Annuities	163,237.6	4,721.5	35,642.2	203,601.3

Total Institutional Products	—	—	10,900.1	10,900.1

Traditional Life	—	5,705.8	4,262.0	9,967.8
Interest-sensitive Life	63.8	1,752.6	8,252.8	10,069.2
Group Payout Annuities	—	5,482.5	—	5,482.5
Other Annuities	—	—	1,663.5	1,663.4

Total Closed Life and Annuity Blocks	63.8	12,940.9	14,178.3	27,183.0

Total Policy and Contract Liabilities	163,301.4	17,662.4	60,720.6	241,684.4

Claims payable and other	—	1,957.8	—	1,957.8

Total	$163,301.4	$19,620.2	$60,720.6	$243,642.2

As of December 31, 2020, $219.1 billion or 72.3% of our policy and contract liabilities were backed by separate accounts assets. These separate account assets backed reserves related to our variable annuities. Separate account liabilities are fully funded by cash flows from the customer’s corresponding separate account assets and are set equal to the fair value of such invested assets. We generate revenue on our separate account liabilities primarily from asset-based fee income. Separate account assets and associated liabilities are subject to variability driven by the performance of the underlying investments, which are exposed to fluctuations in equity markets and bond fund valuations. As a result, revenue derived from asset-based fee income is similarly subject to variability in line with the variability of the underlying separate account assets.

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As of December 31, 2020, $57.2 billion or 18.9% of our policy and contract liabilities were backed by our investment portfolio and $26.7 billion reinsured by Athene, were backed by funds withheld assets. Our total investments primarily back reserves related to our Institutional Products segment reserves related to our variable annuity fixed account option, variable annuity guarantee benefit and other reserves and our Closed Life and Annuity Blocks segment reserves, as well as fixed annuities and fixed index annuities not reinsured. As of December 31, 2020, our general account policy and contract liabilities, net of those ceded at Athene, were composed of 5% for fixed index annuities and fixed deferred and payout annuities, 19% for Institutional Products segment, 18% for fixed account option variable annuities, 13% for guarantee benefit and other variable annuity reserves, and a 45% Closed Life and Annuity Block segment reserves. As of December 31, 2020, 19% of our fixed annuity and fixed index annuity policy and contract liabilities were subject to surrender charges of at least 5% or at market value in the event of discretionary withdrawal by customers. We have the discretion, subject to contractual limitations and minimums, to reset the crediting terms on the majority of our fixed index annuities and fixed annuities. As of December 31, 2020, 95% of fixed annuity account values correspond to crediting rates that are at the guaranteed minimum crediting rate.

Liabilities for other contract holder funds are policy account balances on investment-type contracts, including interest-sensitive life insurance, fixed annuities, fixed index annuities and variable annuity or variable life insurance contract allocations to fixed fund options. These account balance liabilities are equal to the sum of deposits, plus interest credited, less charges and withdrawals.

We establish reserves for future policy benefits and claims payable under insurance policies using methodologies consistent with U.S. GAAP. Reserves for insurance policies are generally equal to the present value of future expected benefits to be paid, reduced by the present value of future expected revenue. The assumptions used in establishing reserves are generally based on our experience, industry experience or other factors, as applicable over the long-term. Annually, or as circumstances warrant, we conduct a comprehensive review of our actuarial assumptions, and update those assumptions when appropriate. The principal assumptions used in the establishment of reserves for future policy benefits are policy lapse, mortality, benefit utilization and withdrawals, investment returns, and expenses. Generally, we do not expect trends that impact our assumptions to change significantly in the short-term and, to the extent these trends may change, we expect such changes to be gradual over the long-term.

For non–life-contingent components of GMWB features available in our variable annuities, the guaranteed benefits are accounted for as embedded derivatives, with fair values calculated as the present value of expected future guaranteed benefit payments to contract holders less the present value of assessed rider fees attributable to the embedded derivative feature. In accordance with U.S. GAAP, the fair values of these guaranteed benefit features are based on assumptions a market participant would use in valuing these embedded derivatives. Changes in the fair value of the embedded derivatives are recorded through a benefit or charge to current period earnings. Movements in the fair value of the embedded derivatives are typically in the opposite direction relative to primary market risks. Specifically, downward movements in equity market levels reduce contract holder account value and typically correlate with an increased likelihood that outstanding guaranteed benefits will result in a claim, increasing the fair value liability. Similarly, downward movements in interest rates lower the assumed future market growth and typically correlate with an increased likelihood that outstanding guaranteed benefits will result in a claim, increasing the fair value liability. Downward movements in interest rates also lower the discount rates used in the calculation of the fair value liability associated with higher projected future guaranteed benefit payments, which increases the fair value liability.

For reserves related to the life-contingent components of guaranteed benefit features available in our variable annuities and fixed index annuities, we calculate the change in reserves by applying a “benefit ratio” to total assessments received in the period. The benefit ratio is determined by dividing the present value of total expected benefit payments by the present value of total expected assessments, primarily fees based on account value or benefit base, over the life of the contract. The level and direction of the change in reserves will vary over time based on the benefit ratio and the level of assessments associated with the variable annuity or fixed index annuity. These reserves typically move in the opposite direction relative to primary market risks. Specifically,

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downward movements in equity market levels will reduce contract holder account value and typically correlate with an increased likelihood that outstanding guaranteed benefits will result in a claim, which increases the reserve.

For traditional life insurance and payout annuities, reserves for future polity benefits are measured using assumptions determined as of the issuance date or acquisition date with provisions for the risk of adverse deviation, as appropriate. These assumptions are not unlocked unless a premium deficiency exists. At least annually, we perform premium deficiency tests using best estimate assumptions as of the testing date without provision for adverse deviation. If the liabilities determined based on these best estimate assumptions are greater than the net reserves (i.e., U.S. GAAP reserves net of any DAC or DSI), the existing net reserves are adjusted by first reducing the DAC or DSI by the amount of the deficiency (or to zero) through a charge to current period earnings. If the deficiency is more than these asset balances, we increase the reserves by the excess through a charge to current period earnings. If a premium deficiency is recognized, the assumptions as of the premium deficiency test date are locked in and used in subsequent reserve measurements, and the net reserves continue to be subject to premium deficiency testing. In a sustained low interest rate environment, there is generally an increased likelihood that the liabilities determined based on best estimate assumptions will be greater than the net reserves.

Risk Management

Enterprise Risk Management Framework

The Company is built around a strong risk management culture, with policies and procedures in place at multiple levels.

Our Enterprise Risk Management Framework, which supports Board and Finance and Risk Committee oversight of our risk management, is based on a “three lines of defense” model:

•

Risk Ownership and Management: Our business functions have primary ownership of risk management relating to their area of expertise. These functions include Finance, Actuarial, Asset-liability Management, Operations, Information Technology, Information Security, Distribution and Asset Management.

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Risk Control and Oversight: Our Risk team manages all aspects of risk control and oversight relating to business- and operations-related risks. Our Compliance team manages all aspects of risk control and oversight relating to regulatory- and compliance-related risks.

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Independent Assurance: Our Internal Audit team, which is an independent function that examines and evaluates the various activities and processes supporting the Company, oversees independent assurance of our Enterprise Risk Management Framework.

Financial Risk

We employ various financial risk management strategies, including hedging and third-party reinsurance. Key management objectives of our financial risk management strategies include limiting losses, managing exposures to significant risks within established risk limits and frameworks and providing additional capital capacity for future growth.

Hedging Program: Our hedging program seeks to balance three objectives: protecting against the economic impact of adverse market conditions, protecting our statutory capital and stabilizing our statutory distributable earnings throughout market cycles. Our core dynamic hedging program seeks to offset changes in economic liability associated with variable annuity guarantee benefits due to market movements, while our macro hedging program seeks to protect statutory capital under a range of stress scenarios.

Our hedging strategy manages equity and interest rate risk within risk tolerances through a mix of equity and interest rate derivatives as well as fixed income assets. Developing an effective strategy for dealing with these risks is complex and involves the exercise of significant subjective and complex judgments, and no strategy

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will completely insulate us from such risks. Our hedging program is based on economic cash flow models of our liabilities, rather than the U.S. GAAP accounting view of the embedded derivative liabilities. We do not directly seek to offset the movement in our U.S. GAAP liabilities from adverse market conditions. As a result, the changes in the value of the derivatives used as part of the hedging program are not expected to match the movements in the hedged liabilities from period to period, resulting in net income volatility. Our hedging program does not seek to stabilize U.S. GAAP earnings.

Third-Party Reinsurance: We utilize third-party reinsurance to mitigate a portion of the risks that we face, principally in certain of our in-force annuity and life insurance products with regard to longevity and mortality risks and specific features of our variable annuities. See “—Reinsurance.”

Pricing and Reserving: We set what we believe are appropriate mortality and policyholder behavior assumptions as part of our pricing and reserving practices. We monitor experience on an on-going basis, and we incorporate new experience data and emerging trends to ensure our actuarial assumptions and models are regularly updated and reflect the appropriate mix of all available information and expert judgment. Pricing factors we consider are primarily composed of, but not limited to, expected investment returns, interest rates, market volatility, mortality, longevity, persistency, benefit utilization and operating expenses as well as other features of certain annuity products. Our product pricing models also take into account capital requirements, risk profile, target returns and operating expenses.

Guaranteed Benefits and Equity Market Risk: Guaranteed benefits within the variable annuities that we sell expose us to equity market risk, as the guaranteed benefits generally become more likely to result in a claim when equity markets decline and account values fall. We manage equity market risk by both holding sufficient capital to permit us to absorb modest losses and through the use of derivatives. We hedge the economic risk embedded within our products using equity options and futures on a variety of indices that best represent the equity exposures inherent in the range of underlying investment options available on our variable annuities.

The financial performance of our hedging program could be impacted by large directional market movements or periods of high volatility. In particular, our hedges could be less effective in periods of large directional movements or we could experience more frequent or more costly rebalancing in periods of high volatility, which would lead to adverse performance versus our hedge targets and increased hedging costs. Further, we are also exposed to basis risk, which results from our inability to purchase or sell hedge assets whose performance is perfectly correlated to the performance of the funds into which customers allocate their assets. We make funds available to customers where we believe we can transact in highly correlated hedge assets, and we anticipate and price for some variance in the performance of our hedge assets and customer funds. This variance may result in our hedge assets outperforming or underperforming the customer assets they are intended to match. This variance may be exacerbated during periods of high volatility, leading to a mismatch in our hedge results relative to our hedge targets.

In addition, we consider certain inherent offsets in portfolio risk among our equity-related products, such as from the equity participation features on our fixed index annuities, in determining the level of external hedging necessary.

To protect against environments where the cost of guaranteed benefits or guaranteed benefits-related hedging costs increase in an adverse manner, we have the contractual right to increase living benefit rider fees on our in-force variable annuity contracts, subject to certain conditions and up to a contractual maximum charge. The customer has the right to opt out of such living benefit rider fee increases, but by doing so the customer becomes ineligible for certain future guaranteed benefit increases, such as step-ups or deferral bonuses.

We have also employed reinsurance to manage these exposures, such as the Athene Reinsurance Transaction in June 2020. We also have a reinsurance agreement with a highly rated unaffiliated reinsurer to cover GMIB benefits, so regardless of the emerging experience or reserving methodology used, the net retained risk related to GMIB is minimal.

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Interest Rate Risk: Certain products and benefits also expose us to interest rate risk. We are exposed primarily to the following risks arising from fluctuations in interest rates:

•	the risk of mismatch between the expected duration of liabilities and investments held by us;

•

the reinvestment risk associated with accelerated prepayments on mortgage-backed securities and other fixed income securities in decreasing interest rate environments and delayed prepayments in increasing interest rate environments;

•	the risk of increases in statutory reserve requirements due to decreases in interest rates or changes in prescribed interest rates, which would reduce statutory capital;

•	the risk of increases in the costs of derivatives we use for hedging or increases in the volume of hedging we do as interest rates decrease;

•	the risk of loss related to customer withdrawals following a sharp and sustained increase in interest rates;

•

the risk of loss from reduced fee income, increased guaranteed benefit costs and accelerated DAC amortization arising from fluctuations in the variable annuity account values associated with fixed income investment options due to increased interest rates or credit spread widening;

•

the risk of loss driven by interest rate related components of liabilities and capital requirements related to optional guarantee benefits and the cost of associated hedges in low interest rate environments; and

•	the risk of the performance of the variable annuity account value allocated to fixed accounts being impacted by movements in interest rates (risk-free rates as well as credit spreads).

We manage this risk in aggregate, contemplating natural offsets between products before pursuing hedging transactions. As deemed necessary, we manage this interest rate exposure through a combination of interest rate swaps, interest rate swaptions and Treasury futures. For U.S. GAAP and statutory reporting purposes, these hedges are carried at fair value. To manage interest rate risk, we employ product design, pricing and asset-liability management strategies designed to mitigate the potential effects of interest rate movements. Product design and pricing strategies include the use of surrender charges, market value adjustments, restrictions on withdrawals and the ability to reset crediting rates. Our asset-liability management strategies may include the use of derivatives, such as interest rate swaps, interest rate swaptions and Treasury futures, as well as fixed income assets. For U.S. GAAP and statutory reporting purposes, these hedges are carried at fair value.

We analyze interest rate risk using various models, including multi scenario cash flow projection models that forecast cash flows of our product and benefits liabilities and their supporting investments, including derivatives. These projections involve evaluating the potential gain or loss on our in-force business under various increasing and decreasing interest rate environments. State insurance department regulations require that we perform some of these analyses annually as part of our review of the sufficiency of our regulatory reserves. We measure relative sensitivities of the value of our assets and liabilities to changes in key assumptions utilizing internal models. These models reflect specific product characteristics and include assumptions based on current and anticipated experience regarding lapse, mortality and crediting rates.

We also use common industry metrics, such as duration and convexity, to measure the relative sensitivity of asset and liability values to changes in interest rates. In computing the duration of liabilities, we consider all policyholder guarantees as well as non-guaranteed elements of policyholder liabilities.

Asset-Liability Management Risk: To determine whether obligations will be met when they become due, we use asset-liability cash flow management techniques that consider current and future investment returns, asset and liability durations, risk tolerance and cash flow requirements. We have established our investment policy to maintain a desired spread between the yield on our investment portfolio and the crediting rate paid on our customer funds. If subsequent experience proves to be different from earlier assumptions, maturing liabilities and maturing investment assets may no longer be matched to the degree originally anticipated, placing unanticipated demands on cash flow and liquidity. We closely monitor our investment portfolio to assess our asset-liability

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position and to change investment strategies and rebalance the duration of our investment portfolio as we deem necessary. We analyze the adequacy of reserves annually. The analysis includes dynamic cash flow testing of assets and liabilities by product under a variety of interest rate scenarios.

Counterparty Risk: The inability of a hedging or reinsurance counterparty to perform on its obligations could expose us to material counterparty risk. We manage the potential credit exposure for derivative contracts through evaluation of the credit worthiness of counterparties, the use of ISDA and collateral agreements, and master netting agreements. We limit our uncollateralized derivative contract exposure to any particular counterparty and derivative contract collateral requirements and levels are managed on a daily basis.

Holding Company Liquidity Risk: As a holding company with no significant business operations of our own, JFI depends on dividends from its subsidiaries to pay principal and interest on its outstanding indebtedness, to pay corporate operating expenses, to pay any stockholder dividends, to repurchase stock and to meet its other obligations. The subsidiaries of JFI have no obligation to pay amounts due on the debt obligations of JFI or to make funds available to JFI for such payments. The ability of our subsidiaries to pay dividends, interest on surplus notes or other distributions to JFI in the future will depend on their earnings, tax considerations, covenants contained in any financing or other agreements and applicable regulatory restrictions.

Non-Financial Risk

In addition to the financial risks noted above, our business inherently faces a number of operational and regulatory risks, which can lead to financial loss, negative impacts to customers and stakeholders, and regulatory scrutiny. Examples of key “non-financial” risks include cyberattacks and information security breaches, failure of third parties to provide contracted services, fraud, model risk and conflicts of interest.

These “non-financial” risks can arise from inadequate or failed internal processes, personnel or systems, and from external events, including employee error, model error, system failures, fraud and other events that disrupt business processes. We regularly assess and report on our key risks to the Finance and Risk Committee and board of directors. Our policies, processes and controls (collectively, our internal control environment) are designed and implemented with a goal to minimize exposure to these risks and prevent material financial losses and operational events (direct or indirect) that adversely affect our ability to meet our commitments to customers. In addition, we have risk-specific response plans and processes in place to quickly identify and appropriately address control failures or other risk events when they occur. Our internal control environment, including compliance with internal policies, is regularly assessed for effectiveness, and oversight is provided by our Risk and Internal Audit teams. See “Risk Factors.”

Cumulative Statutory Capital Generation and Cash Flows

As JFI primarily derives its cash flows from dividends and interest payments from its operating insurance company subsidiaries, statutory earnings are a key factor in managing the liquidity and capital resources at the holding company level. For additional discussion of holding company liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Holding Company Liquidity.”

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This section presents a sensitivity analysis of the estimated cash flows available to JFI through cumulative statutory earnings associated with the in-force business of our operating insurance company subsidiaries and the cash flows from our in-force variable annuity business as of December 31, 2020, across the four capital markets scenarios described below.

Assumptions	Base Case Scenario	Equity Downside Scenario	Interest Rate Downside Scenario	Combination Equity and Interest Rate Downside Scenario
Equity Total Return (annualized)	7.0%	(20)% shock in January 2021, 7.0% recovery	7.0%	(20)% shock in January 2021, 7.0% recovery

Interest Rates based on forward U.S. Treasury rate curve	Illustrative 10-year U.S. Treasury rates based on December 31, 2020 forward rate curve 2020 Year-end: 0.93% 2025 Year-end: 1.65%	U.S. Treasury rates are consistent with base case	U.S. Treasury rates decrease by 25.0% across the rate curve immediately after starting date	U.S. Treasury rates decrease by 25.0% across the rate curve immediately after starting date

Average Gross Separate Account Returns After Shock for 2021-2025 (annualized)	6.04%	5.94%	6.00%	5.90%

Cumulative Statutory Capital Generation

In addition to the capital markets assumptions set forth above, the projections of cumulative statutory earnings also reflect assumptions pertaining to (i) actuarial and policyholder behavior experience, which are aligned with our best estimate assumptions as of December 31, 2020; (ii) financing and recapitalization initiatives anticipated to be completed prior to the Demerger, which are projected to occur in the first half of 2021, as described in “Recapitalization” and (iii) our variable annuity hedging program which seeks to protect against the economic impact of adverse market conditions, protect our statutory capital and stabilize our statutory earnings throughout market cycles.

The table below illustrates the projected estimated cumulative statutory earnings from our in-force business (the “Cumulative Statutory Capital Generation”) under each of the four capital markets scenarios for a period of five years beginning January 1, 2021 and ending December 31, 2025. For the purpose of this analysis, the Cumulative Statutory Capital Generation under these scenarios represents the sum of (i) the statutory earnings of the in-force business and (ii) the net release of required capital in excess of a 400% RBC ratio.

January 1, 2021 to December 31, 2025	Base Case Scenario	Equity Downside Scenario	Interest Rate Downside Scenario	Combination Equity and Interest Rate Downside Scenario
	(in billions)
Cumulative Statutory Capital Generation	$5.3	$3.2	$3.9	$0.9

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Variable Annuity Cash Flows

The table below illustrates the estimated present value of our in-force variable annuity business over fifty years under each of the four capital markets scenarios. The table represents the (i) estimated present value of our in-force variable annuity pre-tax cash flows at a 4% discount rate, which includes the anticipated revenues net of assumed expenses and hedging costs (excluding the change in the capital and reserve balances and the investment income on the assets backing those capital and reserve balances) and (ii) total amount of assets that we hold for our in-force variable annuity business at December 31, 2020 at a 400% RBC ratio level.

	Base Case Scenario	Equity Downside Scenario	Interest Rate Downside Scenario	Combination Equity and Interest Rate Downside Scenario
	(in billions)
Present Value of Pre-Tax Cash Flows	$4.8	$3.4	$3.0	$1.7
Variable Annuity Assets	3.7	3.7	3.7	3.7

Total (including Variable Annuity Assets)	$8.5	$7.1	$6.7	$5.4

Projection Model Assumptions for Cumulative Statutory Capital Generation and Cash Flows

The sensitivities and scenarios discussed in this section are estimates and are not intended to predict the future level of cumulative statutory earnings from our operating insurance companies or the financial performance of our variable annuity business or to represent an opinion of fair value. These sensitivities and scenarios were selected for illustrative purposes only, do not purport to encompass all of the many factors that may bear upon a fair value estimate and are based on a series of assumptions as to future developments. Actual future results will differ from those shown in this section, due to changes in operating and economic environments and natural variations in experience. The results shown are presented as of December 31, 2020, and we can give no assurance that future experience will be in line with the assumptions made.

The results of the analyses are derived from our projection model which cannot entirely encompass the complexity of financial markets and of our asset and liability portfolios. Our projection model is based on assumptions which we believe are reasonable based on our historical experience. However, there is no guarantee that future experience will be consistent with these assumptions, and therefore actual results could materially deviate from the results shown above. We provide below a non-comprehensive list of key assumptions from which any deviation could significantly impact the actual level of cumulative statutory earnings from our operating insurance companies and cash-flow generation of our in-force variable annuity business:

•

Economic scenarios. Our economic scenarios assume annual development of equity returns and interest rates on a stylized basis. Actual market conditions are significantly more complex than our scenarios, which will cause our actual results to deviate from our estimated results, even if the annual performance of equity and interest rates is similar to that assumed in our economic scenarios.

•

Basis risk. Our asset allocation in investment funds is mapped to different equity or fixed income indices. The actual fund return for these funds will differ from the mapped estimates used in our modeling.

•

Actuarial assumptions. Actuarial assumptions are based on our observed experience, and future experience will deviate from our assumptions. Our policyholder behavior assumptions include certain dynamic components, i.e., variables which may change as a result of financial market conditions, to capture our experiences on the general trend of our policyholders’ reaction to market conditions. The actual reaction of our policyholders to market conditions may deviate from our assumptions.

•

Hedging. To represent our core economic and statutory macro hedging program within the projections, we project a hedge asset portfolio, mainly comprised of derivatives, according to targets defined in our strategy. The estimate of our hedging targets is based on models containing a number of simplifications which could cause the projection of targets to differ from the actual evolution of these targets over

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time. Additionally, we may not be able to effectively implement our intended hedging strategy due to a variety of factors including unavailability of desired instruments, excessive transaction costs, or deviations in market prices for hedge assets from our modeled assumptions.

•

Regulatory changes. The projections exclude regulatory changes such as updates to the NAIC model regulations, including (i) updates or replacement of the Economic Scenario Generator used to calculate statutory reserves and (ii) changes to RBC ratio requirements (except for the estimated impact of proposed changes to C-1 risk charges).

The policyholder behavior assumptions embedded in our cash flow sensitivities represent our best estimate for our in-force business as of December 31, 2020. The sensitivities incorporate the dynamic nature of various policyholder behavior assumptions, including lapses, partial lapses and voluntary guaranteed benefit option utilization levels. These assumptions vary depending on the net amount at risk of the contract and our expectation of customer utilization of their embedded options across the various scenarios. A change in our cash flows will result to the extent emerging experience deviates from these policyholder option use assumptions.

The information appearing in this “Cumulative Statutory Capital Generation and Cash Flows” section has been prepared by the Company’s management, and KPMG LLP has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to such information. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect to such information.

Reinsurance

Our third-party reinsurance strategy is designed to manage the risk exposure of our insurance subsidiaries against the severity of losses, improve the profitability of our business and optimize our capital requirements. Although reinsurance does not discharge our insurance subsidiaries from their primary obligation to make payments to our customers in respect of their policy benefits, it does make the reinsurer liable to the ceding insurance company for the reinsured portion of the risk. We obtain reinsurance from a diverse group of well-capitalized and highly-rated third-party reinsurers. We regularly evaluate the financial condition of these third-party reinsurers and monitor concentration risk with our largest reinsurers at least annually. As part of this review, we consider financial strength ratings, statutory capital and surplus, RBC and ERC, statutory earnings and fluctuations, current claims payment aging and our third-party reinsurers’ own reinsurers. Where deemed necessary, we may hold letters of credit, trusts of assets or funds withheld accounts in support of the liabilities we cede to third-party reinsurance companies.

Following the Athene Reinsurance Transaction, Athene Life Re Ltd. is our largest third-party reinsurance counterparty. Our reinsurance arrangement with Athene Life Re Ltd. is a funds withheld coinsurance arrangement where Athene, as reinsurer, will bear responsibility for all financial terms of the reinsured policies (i.e., premiums, expenses, claims, etc.) and, we, as the ceding company, hold certain assets backing the reserves as collateral in a segregated custody account. As of December 31, 2020, $27.4 billion was recoverable from Athene.

Our reinsurance agreement with Athene includes certain counterparty credit protection features. Athene has principally collateralized its obligations under this reinsurance agreement through a funds withheld asset as described above, in support of reserves associated with the transaction. These investments are subject to an investment management agreement with Apollo Insurance Solutions Group LP. However, we retain title to these funds withheld accounts and the assets therein. To further support its obligations under the reinsurance agreements in addition to the funds withheld asset, Athene procured $1.2 billion in letters of credit for our benefit and established a trust account for our benefit funded with assets with a book value of approximately $69.5 million at December 31, 2020. The collateral that Athene is required to post is subject to certain triggers whereby more limited investment guidelines for the funds withheld accounts and trust account will become effective and the required collateral will increase should those triggering events occur. Such triggering events include various risk and credit exposures, including Athene’s ECR ratio. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investments—Investment Portfolio” for additional detail regarding the composition of the assets comprising the funds withheld portfolio.

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Competition

The insurance industry is highly competitive, with several factors affecting our ability to sell our products and our profitability, including price and yields offered, financial strength and credit ratings, range of product lines and product quality, brand strength and name recognition, investment management performance and fund management trends, crediting levels, the ability to respond to developing demographic trends, customer appetite for certain products and technological advances. In some of our markets, we face competitors that are larger, have greater financial resources or a greater market share, have better brand recognition, offer a broader range of products or have higher crediting rates. Our competitors include major stock and mutual insurance companies, mutual fund organizations, banks and other financial services companies. In recent years, there has been substantial consolidation and convergence among companies in the insurance and financial services industries resulting in increased competition from large, well-capitalized insurance and financial services firms that market products and services similar to ours. These competitors compete with us for customers, distribution partners, such as brokers and independent agents, and employees. Increased consolidation among banks and other financial services companies could create firms with even stronger competitive positions, negatively impact the insurance industry’s sales, increase competition for access to third-party distributors, result in greater distribution expenses and impair our ability to market our annuities to our current customer base or expand our customer base. We depend on a network of independent financial advisors for a significant portion of the sales of our annuities. The market for these financial advisors is highly competitive.

Brand

We are a category leader, with the history, consistent market presence, financial strength and professional knowledge that builds confidence in the solutions we provide and the outcomes they deliver. We employ a disciplined approach and develop quality products our distribution partners can rely on to create a more secure retirement for their clients.

The investment freedom and guaranteed benefits we offer our customers have remained generally consistent over our history, which both our customers and distribution partners value. As a result, we have strong brand recognition with distributors and advisors, as demonstrated by the +29 NPS for our variable annuities, compared to an industry average NPS of -17, based on advisor surveys conducted by Advanis in 2020. In 2020, we generated nearly 1.4 billion impressions through paid and earned media, with 93% of earned media coverage about us scoring positive or neutral.

Our strong brand recognition among advisors is evidenced by our advisor loyalty in multiple channels and our NPS rankings of #1 and #2, respectively, for financial advisors distributing variable annuity and fixed annuities according to the advisor surveys conducted by Advanis in 2020. We have the highest advisor consideration score—a measure of the likelihood that an advisor will consider selling one of our products—in the annuity industry, and we are one of only three annuity providers with both high awareness and high favorable impression among advisors according to advisor surveys conducted by Advanis in 2020. According to the Practical Perspectives 2020 Annuity and Insurance Report, we are the most frequently mentioned annuity provider among advisors for the best overall experience.

As an industry leader, we were an original co-founder of the Alliance for Lifetime Income and led the marketplace in championing the need for the “return of lifetime income” to help Americans plan for and live in retirement. The innovative Lifetime Check by Jackson is another example of our commitment to clarifying the protection benefit our annuities can provide while also simplifying the language we use.

Environmental, Social and Governance

We take a long term view in our approach to serving our stakeholders, including our customers, stockholders, employees, the communities where we work, regulators and others. We seek to balance the interests of our stakeholders, and we believe that, as environmental, social and governance matters have become a more significant part of social discourse, finding this balance has become even more important. Through our culture of long-term thinking and action, we have established a record of accomplishment in these areas.

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When considering customers, we have a track record of industry-leading annuities and service. We have accomplished this in part through our scalable and efficient operating platform. We believe that being efficient means a smaller physical office footprint that consumes less energy, limits our environmental impact and generates fewer commuters. We plan to build an on-premises solar farm at our home office which is intended to reduce our need for traditional power generation while producing an attractive return on investment. We believe that ideas like these continue to offer value to a wide variety of our stakeholders.

When considering stockholders, we believe our long-term focus will produce sustainable, competitive returns. We seek to earn attractive risk-adjusted returns over market cycles, and consider the sustainability of the underlying enterprises in which we invest, including political and social pressures, as well as governance models, to be imperative. We believe this focus on governance supports the strength of our business during periods of market volatility and across multiple economic cycles. In furtherance of our commitment to sustainability, PPM has been a signatory to the United Nations–supported Principles for Responsible Investment since 2018.

When considering employees, we seek to offer significant career opportunity, competitive merit-based compensation, an inclusive workplace, world-class facilities and the ability to help Americans grow and protect their retirement savings and income to enable them to pursue financial freedom for life. We have a long history of developing talent from within, and our senior management team has an average tenure at Jackson of over 15 years. While a history of talent development and succession planning is part of our DNA, we also seek to recruit talent from outside the organization. We seek to cultivate an inclusive workplace where different ideas and opinions are heard and respected, and where people of different backgrounds can come together to accomplish great things as a team. We believe our collaborative culture is one of our great strengths and is a significant factor in our ability to continue to be an industry leader.

When considering our communities, we seek to be a responsible corporate citizen. We believe that our relationship with our communities should be a mutually beneficial one: we benefit from the employee base, infrastructure and opportunities in the communities in which we live and work; and our communities benefit from our commitment, and the commitment of our individual employees, to giving back. We have a passionate and committed workforce that engages with the community and is generous with their time and resources, such as by providing their expertise by serving on boards of local charities. As a company, we partner with our employees through matching gifts intended to amplify the impact of charitable donations. Our corporate philanthropy efforts also extend to strategic partnerships in our communities with local organizations such as the Greater Lansing Food Bank and the Boys and Girls Clubs. In supporting organizations such as this, we seek to support the efficient use of tangible resources while also supporting those in our communities who are in need.

When considering our regulators, we have a history of positive interactions and outcomes. We believe our executive management team has developed a strong reputation with regulators, and we look to partner with our regulators on sensible regulation that benefits customers as well as the industry. We seek to be a leading industry voice and to advocate for insurance products that help Americans grow and protect their retirement savings and income to enable them to pursue financial freedom for life.

Regulation

Insurance Regulation

Insurance companies are subject to extensive laws and regulations. These laws and regulations are complex and subject to change, which could have an unknown impact to us. Moreover, these laws and regulations are administered and enforced by a number of different governmental authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority, Inc. (“FINRA”), the United States Department of Labor (“DOL”), the United States Department of Justice, and state attorneys general, each of which exercises a degree of interpretive latitude. In some cases, these laws and regulations are designed to protect or benefit the interests of a specific constituency rather than a range of constituencies. For example, state insurance laws and regulations are generally intended to protect or benefit purchasers or users of insurance products. In many respects, these laws and regulations limit our ability to grow and improve the profitability of our business.

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Brooke Life and Jackson National Life are organized under the laws of the State of Michigan and are subject to regulation and supervision by DIFS and by insurance regulatory authorities in other states of the United States in which each of them is authorized to transact business. In addition, Jackson National Life’s subsidiary, Jackson NY, is domiciled in the state of New York and is subject to regulation and supervision by the NYSDFS. State insurance laws establish supervisory agencies with broad administrative and supervisory powers related to granting and revoking licenses to transact business, regulating marketing and other trade practices, operating guaranty associations, licensing agents, prescribing and approving policy forms, regulating certain premium rates, regulating insurance holding company systems, establishing reserve requirements, prescribing the form and content of required financial statements and reports, performing financial and other examinations, determining the reasonableness and adequacy of statutory capital and surplus, regulating the type and amount of investments permitted, limiting the amount of dividends that can be paid and the size of transactions that can be consummated without first obtaining regulatory approval, regulating standards of business conduct and other related matters. Certain information and reports that each of Brooke Life and Jackson National Life has filed with DIFS can be inspected during normal business hours at 530 W. Allegan Street, 7th Floor, Lansing, Michigan.

As part of their regulatory oversight process, state insurance departments conduct periodic examinations, generally once every three to five years, of the books, records, accounts and business practices of insurers domiciled in their states. Examinations are generally carried out in cooperation with the insurance regulators of other states under guidelines promulgated by the NAIC. State and federal insurance and securities regulatory authorities and other state law enforcement agencies and attorneys general also, from time to time, make inquiries and conduct examinations or investigations regarding our compliance, as well as other companies in our industry, with, among other things, insurance laws and securities laws. We have not received any material adverse findings resulting from state insurance department examinations conducted during the three-year period ended December 31, 2020.

The insurance regulatory framework relating to insurance companies doing business in the United States has been placed under increased scrutiny by various states, the federal government and the NAIC. Various states have considered or enacted legislation that changes, and in many cases increases, the states’ authority to regulate insurance companies. Although the federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas, including pension regulation, age and sex discrimination, financial services regulation, securities regulation and federal taxation, can significantly affect the insurance business. Legislation has been introduced from time to time in the United States Congress that could result in the U.S. federal government assuming some role in the regulation of insurance companies. The NAIC has approved and recommended to the states for adoption and implementation several regulatory initiatives designed to reduce the risk of insurance company insolvencies. These initiatives include investment reserve requirements, risk-based capital (“RBC”) standards, restrictions on an insurance company’s ability to pay dividends to our stockholders, and the adoption of model laws, including the Risk Management and Own Risk and Solvency Assessment Model Act and the Corporate Governance Annual Disclosure Model Act.

State insurance laws and regulations also include numerous provisions governing the marketplace activities of life and annuity insurers, including provisions governing the form and content of disclosure to consumers, illustrations, advertising, sales practices and complaint handling. State regulatory authorities generally enforce these provisions through periodic market conduct examinations. Insurance regulators have given greater emphasis in recent years to the investigation of allegations of improper life insurance pricing and sales practices by life and annuity insurers, including race-based underwriting or sales practices, misleading sales presentations by insurance agents, targeting the elderly and suitability of product for potential customers. There can be no assurance that any noncompliance with such applicable laws and regulations would not have a material adverse effect on us.

Federal Initiatives

While the U.S. government does not directly regulate the insurance industry, federal initiatives can impact the insurance industry. The marketplace continues to evolve in the changing regulatory environment.

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Title VII of the Dodd-Frank Act, which was enacted in response to the financial crisis that began in 2008, as well as similar laws passed in jurisdictions outside the United States, have significantly impacted the regulation of over-the-counter derivatives. In the United States, the regulation of swaps and other derivatives is divided between the Commodity Futures Trading Commission (the “CFTC”) and the SEC, with the CFTC having primary jurisdiction over swaps, which constitute the vast majority of the market and the SEC having primary jurisdiction over security-based swaps.

Many of the requirements of the Dodd-Frank Act and similar regulations globally make it more costly for us to use derivatives and hedge investment exposures and may affect returns to us. It is possible that these regulations may impede our ability to utilize derivatives. Another factor that has driven up the cost for trading in both over-the-counter and exchange traded derivatives is the increased capital charges imposed on financial intermediaries, such as futures commission merchants and banks. As a result of these regulations, we expect costs to continue to rise, which could adversely impact our ability to implement our desired hedging strategies.

Since enactment of the Dodd-Frank Act in 2010, the CFTC has adopted a number of significant regulations that have changed the way swaps are traded in the United States. In addition to imposing registration requirements on swap dealers and large market participants, known as major swap participants, the CFTC regulations have subjected a significant portion of the interest rate swap market and some of the CDS index market to mandatory exchange or swap execution facility trading and central clearing requirements. The CFTC regulations have also imposed new regulatory requirements on swap transactions, including trade reporting and recordkeeping requirements, know-your-customer and other sales practices requirements, and documentation requirements that apply to swap transactions entered into with swap dealers and major swap participants.

Regulators around the world, including U.S. banking regulators and the CFTC, have implemented margin requirements for uncleared derivatives generally in accordance with the recommendations of the Basel Committee on Bank Supervision and International Organization of Securities Commissions. The variation margin requirements require us to exchange variation margin (comprised of specified liquid instruments and subject to required haircuts) when entering into uncleared swaps and security-based swaps with regulated entities. The initial margin requirements are being phased-in and may also ultimately require us to post initial margin when entering into such derivatives. We expect to complete the required legal documentation and changes to our operational processes in 2021 to ensure we are positioned to accommodate the exchange of initial margin with EU swap dealers, should the need occur.

Also, banking regulators across the globe adopted rules that apply to certain qualified financial contracts, including many derivatives contracts, securities lending agreements and repurchase agreements, with certain banking institutions and certain of their affiliates. These rules generally require the banking institutions and their applicable affiliates to include contractual provisions in their qualified financial contracts that limit or delay certain rights of their counterparties including counterparties’ default rights (such as the right to terminate the contracts or foreclose on collateral) and restrictions on assignments and transfers of credit enhancements (such as guarantees) arising in connection with the banking institution or an applicable affiliate becoming subject to a bankruptcy, insolvency, resolution or similar proceeding. Our qualified financial contracts are subject to these rules. To ensure our counterparties’ compliance with these new rules, we amended our existing qualified financial contracts with the relevant banking institutions and their affiliates by adhering to the various ISDA Resolution Stay Protocols.

Regulatory developments impact our business. These include the Dodd-Frank Act and Financial Stability Board (the “FSB”) in the area of systemic risk including the designation of Global Systemically Important Insurers (“G-SIIs”) and the Insurance Capital Standard (“ICS”) being developed by the International Association of Insurance Supervisors (“IAIS”). The purpose of the ICS is to create a common language for supervisory discussions of group solvency to enhance global convergence among group capital standards. The ICS will ultimately form part of the Common Framework for the Supervision of Internationally Active Insurance Groups (“ComFrame”), which establishes a set of common principles and standards designed to assist supervisors in addressing risks that arise from insurance groups with operations in multiple jurisdictions. The supervisory standards and guidance will be focused on the group-wide supervision of Internationally Active Insurance

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Groups (“IAIGs”). The implementation of ICS will be conducted in two phases—a five-year monitoring phase followed by an implementation phase. The five-year monitoring period began in 2020. The second phase will begin following completion of the monitoring period. U.S. operating subsidiaries of non-U.S. IAIGs could be subject to the ICS monitoring period where the group-wide supervisor, usually the supervisor of the head of the insurance group, is from a jurisdiction that participates in the ICS.

In November 2019, the FSB endorsed a new Holistic Framework for Systemic Risk in the Insurance Sector (the “Holistic Framework”), intended for the assessment and mitigation of systemic risk in the insurance sector, for implementation by the IAIS in 2020 and has suspended G-SII designations upon completion of a review to be undertaken in 2022. Many of the previous G-SII measures have already been adopted into the Insurance Core Principles (“ICPs”) and “ComFrame”—the common framework for the supervision of IAIGs. Prudential is expected to satisfy the criteria to be an IAIG and would therefore be subject to these measures. The Holistic Framework also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate. The IAIS has already consulted on an application paper on the liquidity risk elements introduced into the ICPs and ComFrame with a further consultation focused on macroeconomic elements expected to follow in 2021. Though Prudential G-SII status has been reaffirmed, Jackson National Life has not to date received a separate designation under Dodd Frank.

The Dodd-Frank Act also created the Financial Stability Oversight Council (the “FSOC”). The FSOC has the ability to designate by a 2/3 vote certain insurance companies and insurance holding companies that pose a systemic risk to the financial stability of the United States, in which case such companies would become subject to prudential regulation by the Board of Governors of the United States Federal Reserve (the “Federal Reserve Board”), including heightened capital, leverage and liquidity standards, risk management requirements, concentration limits, maintenance of resolution plans and stress tests, and potential discretionary requirements relating to contingent capital, enhanced public disclosure and short-term debt limits. The Federal Reserve Board may limit such company’s ability to enter into merger transactions, restrict its ability to offer financial products, require it to terminate one or more activities, or impose conditions on how it conducts activities. Nonbank financial institutions designated systemically important by the FSOC are subject to heightened prudential standards and supervision by the Federal Reserve Board. On December 4, 2019, the FSOC issued final guidance regarding the designation of nonbank financial companies as systemically important. The guidance provides that the FSOC will move from an “entity-based” designation approach towards an “activities-based” approach. This approach would eliminate the prior quantitative thresholds for designation as a systemically important entity in lieu of pursuing designations only if potential risks or threats cannot be addressed through an activities-based approach through the entities’ primary regulator and the potential risk is one that could be addressed through such designation process. Other aspects of the Dodd-Frank Act could affect our business, including the writing and trading of derivatives and the sale of certain variable annuity and other products. In certain circumstances, a federal regulator may require a state regulator to liquidate an insolvent insurer.

The Dodd-Frank Act also established the Federal Insurance Office (the “FIO”) under the United States Treasury Department to monitor all aspects of the insurance industry. The FIO has no direct regulatory authority over U.S. insurers, but it does have certain authority to represent the U.S. government on prudential aspects of international insurance matters, including at the IAIS. The FIO is also authorized to monitor all aspects of the insurance industry, including identifying issues or gaps in the regulation of insurers that could contribute to a systemic crisis in the insurance industry. The Director of the FIO also serves as a non-voting member of the FSOC and may make recommendations to the FSOC for designating nonbank financial companies as systemically important.

The Dodd-Frank Act also authorizes the FIO to assist the Secretary of the Treasury Department in negotiating covered agreements. A covered agreement is an agreement between the United States and one or more foreign governments, authorities or regulatory entities, regarding prudential measures with respect to insurance or reinsurance. The FIO is further charged with determining, in accordance with the procedures and standards established under the Dodd-Frank Act, whether state laws are preempted by a covered agreement. Pursuant to this authority, in September 2017, the United States and the European Union signed a covered agreement (the “EU Covered Agreement”) to address, among other things, reinsurance collateral requirements. In

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addition, on December 18, 2018, the Treasury Department and the Office of the U.S. Trade Representative signed a Bilateral Agreement between the United States and the United Kingdom on Prudential Measures Regarding Insurance and Reinsurance in anticipation of the United Kingdom’s potential exit from the European Union (the “UK Covered Agreement” and, together with the EU Covered Agreement, the “Covered Agreements”). U.S. state regulators have five years from the dates the Covered Agreements were signed to adopt reinsurance reforms removing reinsurance collateral requirements for EU and UK reinsurers that meet the prescribed minimum conditions set forth in the applicable Covered Agreement or else state laws imposing such reinsurance collateral requirements may be subject to federal preemption. On June 25, 2019, the NAIC adopted amendments to the credit for reinsurance model law and regulation to conform to the requirements of the Covered Agreements.

The NAIC on February 13, 2020 approved revisions to the Suitability in Annuity Transactions Model Regulation (the “Annuity Suitability Model Regulation”). The revised model imposes a “best interest” standard of conduct and includes a “safe harbor” for fiduciary advisors who recommend annuities. Under the safe harbor, as it applies to the “care” elements of the Annuity Suitability Model Regulation, investment advisors offering annuities need only comply with the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”). Each state chooses whether to implement the Annuity Suitability Model Regulation. If they choose to do so, they will either amend their current suitability regulations or adopt the new model. In addition, in July 2018, the NYSDFS issued the final version of an amended insurance regulation, which incorporates the “best interest” standard for the sale of annuities and expands the application of this standard beyond annuity transactions to include sales of life insurance policies to consumers. The amended regulation took effect on August 1, 2019 for annuities and became effective on February 1, 2020 for life insurance policies.

On June 5, 2019, the SEC adopted a package of investment advice reforms designed to enhance investor protections while preserving retail investor access and choice. The most significant elements of the package are: (1) a rule (known as “Regulation Best Interest”) establishing a best interest standard of conduct for broker-dealers and their representatives when they make recommendations to retail investors regarding any securities transaction, investment strategy involving securities or the opening of an account; (2) a relationship summary form (“Form CRS”) that broker-dealers and registered investment advisers are required to provide to retail investors; and (3) an SEC interpretation of the Investment Advisers Act providing that investment advisers owe a fiduciary duty to clients that is principles-based and applies to the entire relationship between an investment adviser and the client, and can be shaped by agreement between the advisers and the client. The compliance date for Regulation Best Interest and Form CRS was June 30, 2020. Regulation Best Interest and Form CRS will impact the duties and disclosure requirements that apply to our broker-dealer and investment adviser subsidiaries when they provide recommendations and investment advice to retail investors, as well as our representatives that provide such services. The reforms increase the regulatory burden on broker-dealers selling our products, but also provide a more consistent regulatory standard that could provide benefits to the overall insurance and investment market.

Following the SEC’s adoption of the investment advice reforms, FINRA officials indicated their intention to revisit FINRA’s rules on suitability. In December 2019, FINRA’s Board of Governors approved proposed amendments to its suitability and non-cash compensation rules as part of the first phase. The proposed amendments are intended to mitigate any potential confusion regarding which standard of conduct applies to retail consumers.

The Department of Labor’s final prohibited transaction exemption on Improving Investment Advice for Workers and Retirees, PTE 2020-02 (the “Fiduciary Advice Rule”) became effective February 16, 2021. The Fiduciary Advice Rule reinstates the text of the DOL’s 1975 investment advice regulation defining what constitutes fiduciary “investment advice” to ERISA Plans and IRAs and provides guidance interpreting such regulation. The guidance provided by the DOL broadens the circumstances under which financial institutions, including insurance companies, could be considered fiduciaries under ERISA or the Tax Code. In particular, the DOL states that a recommendation to “roll over” assets from a qualified retirement plan to an IRA, or from an IRA to another IRA, can be considered fiduciary investment advice if provided by someone with an existing relationship with the ERISA Plan or an IRA owner (or in anticipation of establishing such a relationship). This

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guidance reverses an earlier DOL interpretation suggesting that roll over advice did not constitute investment advice giving rise to a fiduciary relationship.

Under the Fiduciary Advice Rule, individuals or entities providing such advice would be considered fiduciaries under ERISA or the Tax Code, as applicable, and would therefore be required to act solely in the interest of ERISA Plan participants or IRA beneficiaries, or risk exposure to fiduciary liability with respect to their advice. They would further be prohibited from receiving compensation for this advice, unless an exemption applied.

In connection with the Fiduciary Advice Rule, the DOL also issued a proposed exemption that would allow fiduciaries to receive compensation in connection with providing investment advice, including advice about roll overs, which would otherwise be prohibited as a result of their fiduciary relationship to the ERISA Plan or IRA. In order to be eligible for the exemption, among other conditions, the investment advice fiduciary would be required to acknowledge its fiduciary status, refrain from putting its own interests ahead of the plan beneficiaries’ interests or making material misleading statements, act in accordance with ERISA’s “prudent person” standard of care, and receive no more than reasonable compensation for the advice.

In addition, the DOL has issued an amendment repealing the provisions of its previous fiduciary rule, which was promulgated in 2016 and vacated in 2018. The amendment has also restored certain other prohibited transaction exemptions (“PTE”) to their pre-2016 forms, including PTE 84-24, which provides relief, among other things, for receipt of commissions by insurance agents, broker-dealers, and others in connection with the sale of insurance and annuity contracts. Such exemptions may provide further relief in connection with the provision of fiduciary advice in the context of sales of insurance products.

Because our direct distribution of retail products is very limited, we believe that we will have limited exposure to the new Fiduciary Advice Rule. Unlike the DOL’s previous fiduciary rule issued in 2016, compliance with the Fiduciary Advice Rule will not require us or our distributors to provide the disclosures required for exemptive relief under the previous rule. However, we continue to analyze the impact of the Fiduciary Advice Rule, and, while we cannot predict the rule’s impact, it could have an adverse effect on sales of annuities through our independent distribution partners, as a significant portion of our annuity sales are purchased within an IRA. The Fiduciary Advice Rule may also lead to changes to our compensation practices and product offerings and increased litigation risk, which could adversely affect our results of operations and financial condition. We may also need to take certain additional actions in order to comply with, or assist our distributors in their compliance with, the Fiduciary Advice Rule.

Our business could also be impacted by retirement reforms enacted by Congress. Congress approved the Setting Every Community Up for Retirement Enhancement Act (“SECURE Act”) on December 20, 2019 as part of the overall spending bill. The SECURE Act provides Americans with access to more retirement products. Namely, it makes it easier for 401(k) programs to offer annuities as an investment option. The SECURE Act represents the largest overhaul to retirement plans in over a decade. We view these reforms as beneficial to our business model and expect growth opportunities will arise from the new law.

The USA PATRIOT Act of 2001 includes anti-money laundering and financial transparency laws as well as various regulations applicable to broker-dealers and other financial services companies, including insurance companies. Financial institutions are required to collect information regarding the identity of their customers, watch for and report suspicious transactions, respond to requests for information by regulatory authorities and law enforcement agencies and share information with other financial institutions. As a result, we are required to maintain certain internal compliance practices, procedures and controls.

Alternative Reference Rates

After the 2008 global financial crisis, regulators globally determined that existing interest rate benchmarks should be reformed based on concerns that LIBOR and other benchmark rates were susceptible to manipulation. Replacement rates that have been identified include SOFR (which is intended to replace U.S. dollar LIBOR and

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measures the cost of overnight borrowings through repurchase agreement transactions collateralized with U.S. Treasury securities), and the Sterling Overnight Index Average rate (SONIA, which is intended to replace pound sterling LIBOR and measures the overnight interest rate paid by banks for unsecured transactions in the sterling market). In November 2020, the LIBOR administrator announced its intention to cease publishing one week and two month LIBOR by the end of 2021, and all other LIBOR tenors on June 30, 2023. Despite extending the timeline for the LIBOR cessation, regulators have encouraged banks to cease entering into LIBOR based agreements after 2021. This extension of the LIBOR cessation timeline is intended to allow market participants to focus on the transition mechanisms by which the reference rates in existing contracts or instruments may be amended, whether through legislative action, market-wide protocols, fallback contractual provisions, bespoke negotiations or amendments or otherwise. Although market participants, legislatures, regulators, and industry bodies are working globally on transitioning to alternative rates, there remains uncertainty regarding the future use of the interbank offered rates and the transition to, and the nature of, replacement rates. As such, the effect of a transition away from LIBOR to SOFR, SONIA, or other reference rates has not yet been determined. Many of the derivative and cash instruments we utilize reference LIBOR and extend past the expected transition date. The transition may result in a reduction in the value of such instruments, a reduction in the effectiveness of certain hedging transactions and increased illiquidity and volatility in markets that currently rely on LIBOR to determine interest rates.

Principle-Based Reserving

The NAIC has approved a new Valuation Manual (the “Valuation Manual”) containing a principle-based approach to the calculation of life insurance reserves in section VM-20. Principle-based reserving is designed to better address reserving for products, including the current generation of products for which the formulaic basis for reserve determination does not work effectively. This change became effective on January 1, 2017 in the states where it has been adopted, including Michigan, to be followed by a three-year phase-in period. New York has enacted legislation which will allow principle-based reserving effective as of January 1, 2020. New York’s implementing regulation establishes that the reserving standard in New York will be consistent with the reserve standards, valuation methods and related requirements of the Valuation Manual, while also authorizing the NYSDFS to deviate from the Valuation Manual, by regulation, if it determines that an alternative requirement would be in the best interest of customers in New York.

The Valuation Manual also contains the principles-based approach to the calculation of variable annuity reserves in section VM-21. This section refers to the requirements set out in Actuarial Guidelines XLIII, which has been in effect since 2009. In 2015, the NAIC commissioned an effort through the Variable Annuity Issues Working Group to identify changes to Actuarial Guideline XLIII with the intention to decrease utilization of captives. The NAIC guidance had an effective date of January 2020 for the new framework, with early adoption permitted. We early adopted the new framework for Jackson National Life in the period ending December 31, 2019. Jackson National Life NY adopted the variation of the new framework applicable to New York-domiciled companies (promulgated through NY Regulation 213 in early 2020) in 2020. During 2020, we determined that a simplifying modeling assumption was not consistent with our intent in the early adoption of VM-21. The adjustment resulting from this correction and related modeling changes reduced Jackson National Life’s RBC ratio by 80 percentage points. This modeling change did not impact our historical U.S. GAAP financial statements. The Company determined this adjustment to be a correction of an error that was not material to the current year or the 2019 statutory annual financial statements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources–Statutory Capital.”

Cybersecurity Regulations

The area of cybersecurity has come under increased scrutiny by insurance regulators. The NYSDFS has adopted 23 NYCRR 500 (the “NYSDFS Cybersecurity Regulation”) which requires covered businesses in New York to develop a comprehensive cybersecurity program that aligns to the NIST Cybersecurity Framework and requires adequate risk assessments, enhanced third-party vendor management, development of an incident response plan and data breach notifications within 72 hours. The NYSDFS recently filed its first enforcement action under this law demonstrating the significant risk businesses could face for noncompliance.”

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The NAIC has adopted the Insurance Data Security Model Law which established the standards for data security, investigation, and notification of a breach of data security for insurance companies. As of December 2020, eleven states (including Michigan) had adopted the model. Importantly, the drafters of the Cybersecurity Model Law intend that a licensee’s compliance with New York’s cybersecurity regulation will constitute compliance with the Cybersecurity Model Law. We have taken steps to comply with this regulation. The Cybersecurity Model Law has been adopted in Michigan, which will be effective January 1, 2021.

The California Consumer Privacy Act of 2018 (the “CCPA”) grants all California residents the right to know what information a business has collected from them and the sourcing and sharing of that information, as well as a right to have a business delete their personal information (with some exceptions). The CCPA’s definition of “personal information” is more expansive than those found in other privacy laws applicable to us in the United States. Failure to comply with the CCPA could result in regulatory fines, and the law grants a private right of action for any unauthorized disclosure of personal information as a result of failure to maintain reasonable security procedures. Additionally, on November 3, 2020, California voters passed a ballot initiative, the California Privacy Rights Act (the “CPRA”), that adjusts and in some respects expands consumer rights and business obligations created by the CCPA. The CPRA imposes additional obligations on companies that collect California residents’ personal information, including to provide a right to correct personal information, additional protections for certain uses of sensitive personal information, and certain limitations on data use and on data sharing that does not involve a sale. The CPRA also creates a new California Privacy Protection Agency which will be charged with enforcing both the CCPA and the CPRA. The CPRA will take effect on January 1, 2023. It may require additional compliance investment as well as additional changes to policies, procedures and operations.

Federal law and regulation require financial institutions to protect the security and confidentiality of customer information and to notify customers about their policies and practices relating to their collection and disclosure of customer information and their policies relating to protecting the security and confidentiality of that information. Federal and state laws also regulate disclosures of customer information. Congress and state legislatures are expected to consider additional regulation relating to privacy and other aspects of customer information.

On October 21, 2019, the NAIC formed a Privacy Protections Working Group to review state insurance privacy protections regarding the collection, use and disclosure of information gathered in connection with insurance transactions. During its meeting on July 30, 2020, the Privacy Protections Working Group indicated that it would begin a gap analysis of existing privacy protections in order to identify differences in coverage between different privacy regimes, focusing on consumer issues, industry obligations, and regulatory enforcement. An initial draft of such gap analysis was discussed at the Privacy Protections Working Group’s meeting on November 14, 2020.

Statutory Financial Statements

The ability to carry on our business may also depend upon our continued registration under the applicable laws or regulations in the jurisdictions in which it does business. Changes in laws or regulations, or in governmental policies, could materially and adversely affect our business and operations. Each of Brooke Life and Jackson National Life submits on a quarterly basis to DIFS, and Jackson NY submits on a quarterly basis to NYSDFS, certain reports regarding its statutory financial condition (each, a “Statutory Statement” and, collectively, the “Statutory Statements”). Each Statutory Statement includes other supporting schedules as of the end of the period to which such Statutory Statement relates. The statutory basis financial statements are prepared in conformity with accounting practices prescribed or permitted by DIFS or NYSDFS, as applicable. Statutory accounting principles differ in certain respects from U.S. GAAP; in some cases such differences may be material. Statutory accounting principles also differ in certain respects from IFRS; in some cases such differences may be material.

Each of Brooke Life and Jackson National Life prepares its Statutory Financial Statements in accordance with accounting practices prescribed or permitted by DIFS, which differ in certain respects from the NAIC’s SAP. Primary differences affecting Brooke Life’s and Jackson National Life’s Statutory Financial Statements include:

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DIFS has excluded Actuarial Guideline 35 as a component of prescribed reserving practices. This guideline requires a certain methodology for providing reserves for fixed index annuities and the associated derivative instruments.

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DIFS has adopted certain prescribed accounting practices that differ from NAIC SAP specifically related to the value of the book of business arising from the acquisition of a subsidiary or through reinsurance allowing it to be fully recognized as an admitted asset if certain criteria are met. In NAIC SAP, goodwill may be admitted in amounts not to exceed 10% of an insurer’s capital and surplus, as adjusted.

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DIFS’ approval of a permitted practice allowing Jackson National Life to report the effectiveness of its hedging program related to certain interest rate swaps consistent with the system Jackson National Life adopted in accordance with the Michigan Insurance Code, as opposed to NAIC SSAP No. 86 is no longer in place as of September 30, 2019. Jackson National Life requested and DIFS agreed to remove that practice.

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DIFS adopted Valuation of Life Insurance Policies Model Regulation XXX in 2002 (“Regulation XXX”), for policies issued in 2002 and after. NAIC SAP applies Regulation XXX to issues of 2001 and later. Regulation XXX requires certain methodology for providing reserves for term life insurance policies and universal life insurance policies with secondary guarantees.

Holding Company Regulation

We are subject to regulation under the insurance holding company laws of various jurisdictions. The insurance holding company laws and regulations vary from jurisdiction to jurisdiction, but generally require each controlled insurance company to register with state regulatory authorities and to file with those authorities certain reports, including information concerning their capital structure, ownership, financial condition, certain intercompany transactions and general business operations.

Insurance holding company regulations generally provide that no person, corporation or other entity may acquire control of an insurance company, or a controlling interest in any parent company of an insurance company, without the prior approval of such insurance company’s domiciliary state insurance regulator. Under the laws of each of the domiciliary states of our insurance subsidiaries, any person acquiring, directly or indirectly, 10% or more of the voting securities of an insurance company is presumed to have acquired “control” of the company. This statutory presumption of control may be rebutted by a showing that control does not exist in fact. The state insurance regulators, however, may find that “control” exists in circumstances in which a person owns or controls less than 10% of voting securities.

To obtain approval of any acquisition of control, the proposed acquirer must file with the applicable insurance regulator an application disclosing, among other information, its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will effect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and other related matters. In considering an application to acquire control of an insurer, the insurance commissioner generally will consider such factors as the experience, competence and financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the acquirer’s plans for the management and operation of the insurer and any anti-competitive results that may arise from the acquisition.

In addition, many state insurance laws require prior notification of state insurance regulators of an acquisition of control of a non-domiciliary insurance company doing business in that state. While these pre-acquisition notification statutes do not authorize the state insurance regulators to disapprove the acquisition of control, they authorize regulatory action in the affected state if particular conditions exist such as undue market concentration. Any future transactions that would constitute an acquisition of control of any of our insurance subsidiaries may require prior notification in those states that have adopted pre-acquisition notification laws.

The laws and regulations regarding acquisition of control transactions may discourage potential acquisition proposals and may delay, deter or prevent a change of control involving us, including through unsolicited transactions that some of our stockholders might consider desirable.

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As a holding company with no significant business operations of our own, we depend on dividends from our subsidiaries to meet our obligations. State insurance statutes also typically place restrictions and limitations on the amount of dividends or other distributions payable by insurance company subsidiaries to their parent companies, as well as on transactions between an insurer and its affiliates. As a holding company with no significant business operations of our own, we depend on dividends from our subsidiaries to meet our obligations. Dividends in excess of prescribed limits and transactions above a specified size between an insurer and its affiliates require the approval of the insurance regulator in the insurer’s state of domicile. For example, the insurance statutes of Michigan require an insurance company to pay a dividend or distribution out of earned surplus unless it receives the prior approval of DIFS. The insurance statutes of New York were amended, effective for dividends paid in 2016 and thereafter, to permit payment of ordinary dividends without regulatory approval based on one of two standards. One standard allows a domestic stock life insurer to pay an ordinary dividend out of earned surplus. The second standard allows an insurer to pay an ordinary dividend out of other than earned surplus if such insurer does not have sufficient positive earned surplus to pay an ordinary dividend. Furthermore, dividends in excess of prescribed limits, based on prior year’s earnings and surplus of the insurance company, established by the applicable state regulations are considered to be extraordinary transactions and require explicit approval from the applicable regulator.

Guaranty Associations and Similar Arrangements

The jurisdictions where we are admitted to transact insurance business have laws requiring insurance companies doing business within their jurisdictions to participate in various types of guaranty associations or other similar arrangements. These associations and arrangements provide certain levels of protection to customers from losses under insurance policies issued by insurance companies that become impaired or insolvent. Typically, these associations levy assessments, up to prescribed limits, on member insurers on a basis that is related to the member insurer’s proportionate share of the business in the relevant jurisdiction of all member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Some jurisdictions permit member insurers to recover assessments that they paid through full or partial premium tax offsets, usually over a period of years. In none of the past three years have the aggregate assessments levied against us been material to our financial condition.

Regulation of Investments

We are subject to state laws and regulations that require diversification of our investment portfolios and limit the amount of investments in certain asset categories, such as below investment-grade fixed income securities, equity real estate, mortgages, other equity investments, foreign investments and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring surplus and, in most instances, would require divestiture of such non-qualifying investments. We believe that the investments made by us complied with such laws and regulations at December 31, 2020.

Surplus and Capital; RBC Requirements

The NAIC has developed RBC standards for life insurance companies as well as a model act for state legislatures to enact. The model act requires that life insurance companies report on a RBC formula standard calculated by applying factors to various asset, premium and reserve items and separate model based calculations of risk associated primarily with interest rate and market risks. The RBC formula takes into account the risk characteristics of a company, including asset risk, insurance risk, interest rate risk, market risk and business risk. The NAIC designed the formula as an early warning tool to identify potentially inadequately capitalized companies for purposes of initiating regulatory action.

Any state adopting the model act gives the state insurance commissioner explicit regulatory authority to require various actions by, or take various actions against, insurance companies whose adjusted capital does not meet minimum RBC standards. DIFS takes into account the NAIC’s RBC standards to determine compliance with Michigan insurance law.

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A company’s risk-based statutory surplus is calculated by applying factors and performing calculations relating to various asset, premium, claim, expense and reserve items. Regulators can then measure adequacy of a company’s statutory surplus by comparing it to the RBC determined by the formula. Under RBC requirements, regulatory compliance is determined by the ratio (known as the RBC ratio) of a company’s total adjusted capital, as defined by the NAIC, to its company action level of RBC, also as defined by the NAIC. Accordingly, factors that have an impact on the total adjusted capital of us and our insurance subsidiaries, such as the permitted practices discussed above, will also affect our RBC levels. Four levels of regulatory attention may be triggered if the RBC ratio is insufficient:

•	“Company action level” – If the RBC ratio is between 75% and 100%, then the insurer must submit a plan to the regulator detailing corrective action it proposes to undertake;

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“Regulatory action level” – If the RBC ratio is between 50% and 75%, then the insurer must submit a plan, but a regulator may also issue a corrective order requiring the insurer to comply within a specified period;

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“Authorized control level” – If the RBC ratio is between 35% and 50%, then the regulatory response is the same as at the “Regulatory action level,” but in addition, the regulator may take action to rehabilitate or liquidate the insurer; and

•	“Mandatory control level” – If the RBC ratio is less than 35%, then the regulator must rehabilitate or liquidate the insurer.

As of December 31, 2020, Jackson National Life’s and Jackson NY’s total adjusted capital under the NAIC’s definition substantially exceeded the standards of their respective states of domicile and the NAIC.

We believe that we will be able to maintain our RBC ratios in excess of “company action level” through appropriate underwriting, claims handling, investing and capital management. However, no assurances can be given that developments affecting us or our insurance subsidiaries, many of which could be outside of our control, will not cause our RBC ratios to fall below our targeted levels. See “Risk Factors—Legal and Regulatory Risks—A decrease in the RBC ratio (as a result of a reduction in statutory capital and surplus or increase in RBC requirements) of our insurance subsidiaries could result in increased scrutiny by insurance regulators and rating agencies and cause a material adverse effect on our business, financial condition, results of operations and cash flows.”

The NAIC is currently reviewing the risk-based capital framework to reflect more current modeling of asset risk (C-1 factors). The framework includes proposals that may increase the required capital for certain types of assets. An effective date has not yet been determined.

Permitted Statutory Accounting Practices

Effective December 31, 2008, Jackson National Life received approval from DIFS regarding the use of a permitted practice that allowed Jackson National Life to report the effectiveness of its hedging program related to certain interest rate swaps consistent with the system Jackson National Life had adopted in accordance with Section 943 (2) of the Michigan Insurance Code, as opposed to NAIC SSAP No. 86 – Accounting for Derivative Instruments and Hedging Activities (“SSAP No. 86”). As a result, hedging transactions thus identified as effective were reported pursuant to the accounting guidance set forth in SSAP No. 86.

In compliance with DIFS instructions, the impact of this permitted practice on assets was reported in the Annual Statement Assets page as a separate write-in line. On the Annual Statement Summary of Operations – Capital and Surplus Account, the impact of the interest rate swaps adjustment was included as a separate write-in line for gains and losses in surplus. In the accompanying Statutory Statements of Admitted Assets, Liabilities, Capital and Surplus, the impact is included in derivatives and special surplus funds. In the accompanying Statutory Statements of Capital and Surplus, the impact is included in a separate line for change in surplus as a result of permitted practice.

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The permitted practice is no longer in place for Jackson National Life, effective September 30, 2019. With the implementation of VM-21, the circumstances that necessitated the permitted practice were no longer applicable and, as such, Jackson National Life requested, and DIFS agreed, to remove that permitted practice. Jackson National Life uses other permitted practices, none of which have a material impact on its statutory financial statements. From time to time, Jackson National Life and our other insurance subsidiaries may request permitted practices which could have a material impact on their respective statutory financial statements.

Effective December 31, 2020, Jackson National Life received approval from DIFS regarding the use of a permitted practice which allows early adoption of an exemption for ordinary life insurance certificates issued during 2020 that would be subject to VM-20 of the NAIC Valuation Manual. The exemption for companies meeting the conditions of APF 2020-09 will be part of the 2022 Valuation Manual. The permitted practice does not result in differences in net income or capital and surplus between NAIC SAP and practices prescribed or permitted by the state of Michigan, as reserves are established utilizing the same methodology as prior years. However, the additional Principles Based Reserving requirements are eliminated.

In December 2020, Jackson NY received approval from NYSDFS regarding the use of a permitted practice to allow Jackson NY to exempt life insurance policies issued during 2020 and 2021 from a VM-20 Principles Based Reserving approach that would have impacted an immaterial number of policies.

Broker-Dealer, Investment Adviser, Mutual Fund and Securities Regulation

We and certain policies and contracts offered by us are subject to regulation under the federal securities laws administered by the SEC, self-regulatory organizations and under certain state securities laws. These regulators may conduct examinations of our operations, and from time to time make requests for information from us. The primary intent of these laws and regulations is to protect investors in the securities markets and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations. We may also be subject to similar laws and regulations in the states in which we offer the products described above or conduct other securities-related activities.

JNAM is registered with the SEC as an investment adviser pursuant to the Investment Advisers Act. The investment companies (mutual funds) for which JNAM serves as an investment adviser are subject to SEC registration and regulation pursuant to the Securities Act, and the Investment Company Act of 1940, as amended (the “Investment Company Act”). The mutual funds advised by JNAM underlie variable products offered by us. In addition, each variable annuity and variable life product sponsored by us is subject to SEC registration and regulation pursuant to the Securities Act and the Investment Company Act, and applicable state insurance and securities laws. Each variable annuity and variable life product is funded under a separate account that is registered with the SEC as a unit investment trust.

PPM is registered with the SEC as an investment adviser under the Investment Advisers Act. PPM serves as the investment adviser to Jackson National Life and as the primary U.S. institutional investment adviser for certain other affiliated insurance company accounts. PPM also acts as investment adviser or sub-adviser to certain U.S. and foreign affiliates primarily for U.S. focused portfolios of accounts or products sponsored or managed by such affiliates, including the mutual funds for which JNAM serves as investment adviser. In addition, PPM serves as an investment adviser to other affiliated and unaffiliated institutional clients. PPM has established an internal distribution function to further extend its investment advisory capabilities to the institutional marketplace with separate account and institutional product offerings. The U.S. mutual funds for which PPM serves as adviser and sub-adviser are subject to regulation under the Securities Act and the Investment Company Act, and other similar vehicles organized outside of the United States are also subject to regulation under applicable local law.

The business of our investment adviser subsidiaries will be impacted by SEC regulatory initiatives with respect to the investment management business. The SEC and its staff are engaged in various initiatives and reviews that seek to improve and modernize the regulatory structure governing the investment management

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industry, including investment advisers registered under the Investment Advisers Act and investment companies registered under the Investment Company Act. In addition to rules discussed elsewhere, the SEC has adopted rules that include (i) new monthly and annual reporting requirements for certain U.S. registered funds; (ii) enhanced reporting regimes for investment advisers; (iii) implementing liquidity risk management programs for exchange-traded funds (“ETFs”) and open-end funds, other than money market funds; (iv) reforms relating to money market funds that require institutional and prime money market funds – but not retail or U.S. government funds – to use a floating NAV, and permit money market funds to impose liquidity fees and redemption gates; and (v) significant amendments to rules regarding advertisements by investment advisers, including, with respect to the disclosure of performance information and the use of derivatives by U.S. registered funds. The SEC is also expected to propose amendments to the rule regarding the custody of client assets. These rules increase, and any additional rules or regulatory initiatives resulting from the SEC’s efforts may increase, the reporting and disclosure requirements for our investment adviser subsidiaries in addition to other regulatory and compliance burdens. These increased regulatory and compliance burdens could be costly and may impede the growth of our investment adviser subsidiaries.

The SEC continues to focus on cybersecurity in the asset management industry. The SEC has published periodic guidance on the topic, recommending periodic assessments of information, how it is stored and how vulnerable it is, as well as strategies to prevent, detect and respond to cyber threats, including access controls, governance and risk assessments, training, data encryption, restrictions on removable storage media, robust backup procedures, incident response plans and routine testing. Further, investment advisers to fund complexes must also focus on their growing network of third-party service providers. The SEC’s Office of Compliance Inspections and Examinations (“OCIE”) issued examination observations in January 2020 related to cybersecurity and operational resiliency practices taken by market participants. The observations highlight certain approaches taken by market participants in the areas of governance and risk management, access rights and controls, data loss prevention, mobile security, incident response and resiliency, vendor management, and training and awareness. In its observations, OCIE highlights specific examples of cybersecurity and operational resiliency practices and controls that organizations have taken to potentially safeguard against threats and respond in the event of an incident. In July 2020, OCIE issued a Risk Alert noting the increasing sophistication of ransomware attacks on SEC registrants and service providers to SEC registrants. The Risk Alert reiterates OCIE’s January 2020 observations and provides enhanced specificity to assist market participants on ways to enhance cybersecurity preparedness and operational resiliency.

In August 2019, the SEC published guidance to assist investment advisers with their proxy voting responsibilities under the Advisers Act. The guidance confirmed that investment advisers’ fiduciary duties of care and loyalty to their clients apply to proxy voting and encouraged advisors with voting authority to review their policies and procedures in detail and consider whether more analysis may be required under certain circumstances, including when a proxy advisory firm’s services are retained. In July 2020, the SEC adopted new amendments to the proxy rules, requiring proxy advisory firms to disclose any conflicts of interest along with their voting recommendations. In July 2020, the SEC also supplemented its 2019 guidance with a policy statement in connection with amendments to the proxy solicitation rules under the Securities Exchange Act. The policy statement focused on investment advisers’ obligations in connection with pre-populated proxies and automated voting of proxies and reminded advisers to consider whether their proxy voting policies and procedures adequately address information received after pre-population but before the voting submission deadline. The 2019 and 2020 guidance and amendments could impact voting arrangements between our investment adviser subsidiaries and their clients, and lead to additional compliance, operational and disclosure obligations for our investment adviser subsidiaries.

The SEC continues to focus on the regulation of open-end management investment companies, including mutual funds, and over the past few years it has executed an aggressive rulemaking agenda to address the growth and broadening complexity of the asset management industry and these products.

In November 2020, the SEC adopted new Rule 18f-4 under the Investment Company Act in connection with the regulation of the use of derivatives by registered investment companies, including mutual funds, ETFs, and closed-end funds, as well as business development companies. The Investment Company Act limits the ability of

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registered funds and business development companies to obtain leverage by engaging in transactions that involve potential future payment obligations, including derivatives. Rule 18f-4 would permit these funds to use derivatives that create such obligations, provided that they comply with certain conditions designed to protect investors, including (i) adopting a derivatives risk management program containing risk guidelines and requiring stress testing, backtesting, internal reporting and escalation and program review, (ii) imposing an outer limit on fund leverage risk, based either on a relative or absolute value-at-risk (“VaR”) test, comparing a fund’s VaR to the VaR of a “designated reference portfolio” for the fund, and (iii) designating a derivatives risk manager who reports directly to the fund’s board of directors. In adopting Rule 18f-4, the SEC rescinded prior guidance provided in interpretive releases over time.

In December 2020, the SEC adopted new rule 2a-5 under the Investment Company Act, which substantially revised the regulation of Investment Company Act fund valuation by setting out requirements for determining the fair value in good faith of a fund’s investments. The new rule permits fund boards to assign the fair value determinations to the fund’s investment adviser, subject to board oversight and certain other conditions. The rule also defines when market quotations for an instrument are “readily available” for purposes of the Investment Company Act (so that, in these circumstances, fair valuation would not be required).

In April 2020, the SEC also proposed to amend Rule 13f-1 and Schedule 13F to raise the threshold of investors required to report U.S. equity securities under management. The proposal is anticipated to have a more pronounced impact on smaller asset managers, reducing compliance costs.

JNAM is registered as a “commodity pool operator” with the National Futures Association (“NFA”) pursuant to Commodity Futures Trade Commission (“CFTC”) regulations and is acting as a commodity pool operator with respect to the operation of certain of the mutual funds. The CFTC is a federal independent agency that is responsible for, among other things, the regulation of commodity interests and enforcement of the Commodity Exchange Act. The NFA is a self-regulatory organization to which the CFTC has delegated, among other things, the administration and enforcement of commodity regulatory registration requirements and the regulation of its members. JNAM and the mutual funds have incurred additional regulatory compliance and reporting expenses as a result, which could reduce investment returns or harm the mutual fund’s ability to implement its investment strategy.

JNLD is registered as a broker-dealer with the SEC, pursuant to the Securities Exchange Act, and is registered as a broker-dealer in all applicable states. Broker-dealers are subject to extensive regulation by the SEC and are members of, and subject to regulation by, FINRA, a self-regulatory organization subject to SEC oversight. JNLD is also a member firm of FINRA and is subject to FINRA’s oversight and regulatory requirements. Broker-dealers are subject to the capital requirements of the SEC and/or FINRA, which specify minimum levels of capital (“net capital”) that broker-dealers are required to maintain and also limit the amount of leverage that broker-dealers are able to employ in their businesses. The SEC and FINRA also regulate the sales practices of broker-dealers. In recent years, the SEC and FINRA have intensified their scrutiny of sales practices relating to variable annuities, variable life insurance and alternative investments, among other products. In addition, broker-dealers are also subject to regulation by state securities administrators in those states in which they conduct business, who may also conduct examinations and direct inquiries to broker-dealers.

Regulators, including the SEC, FINRA, the CFTC, NFA and state attorneys general, continue to focus attention on various practices in or affecting the investment management and/or mutual fund industries, including portfolio management, valuation and the use of fund assets for distribution.

The SEC, FINRA, the CFTC and other governmental regulatory authorities may institute administrative or judicial proceedings that may result in censure, fines, the issuance of cease-and-desist orders, trading prohibitions, the suspension or expulsion of a broker-dealer or member, its officers, registered representatives or employees or other similar sanctions.

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Human Capital Resources

We had 3,718 employees as of January 1, 2021, comprised of 2,951 full-time employees and 767 part time employees, inclusive of our Strategic Support Program associates (a flexible, cost-efficient, part-time workforce providing us with just-in-time scale).

We seek to offer significant career opportunities, competitive merit-based compensation, an inclusive workplace and world-class facilities. We have a long history of developing talent from within, and our senior management team has an average tenure at Jackson of over 15 years. While a history of talent development and succession planning is part of our DNA, we also seek to recruit talent from outside the organization. We seek to cultivate an inclusive workplace where different ideas and opinions are heard and respected, and where people of different backgrounds can come together to accomplish great things as a team. We believe our collaborative culture is one of our great strengths and is a significant factor in our ability to continue to be an industry leader.

Properties

We currently own and occupy the buildings comprising our corporate headquarters campus and related properties in Lansing, MI as well as our regional headquarters in Franklin, TN. We also have the following material office space leases in: El Segundo, CA under a lease that expires in 2022 (vacated and sub-leased); Denver, CO under a lease that expires in 2027 (vacated and sub-leased); District of Columbia under a lease that expires in 2029; Chicago, IL under a lease that in expires in 2029; Schaumburg, IL under a lease that expires in 2025; and East Lansing, MI under a lease that expires in 2024.

Intellectual Property

We rely on a combination of copyright, trademark and internet domain laws to establish and protect our intellectual property rights. We maintain a portfolio of trademarks and internet domain names that we consider important to the marketing of our products and business, and that are registered with the U.S. Patent and Trademark Office. These trademarks include those entity and product names that appear in this information statement and our logo, as well as names of other products, advisor platforms, optional benefit annuity riders and marketing-related taglines.

Legal Proceedings

We are subject to various legal proceedings, claims and governmental inquiries, inspections, audits or investigations. It is the opinion of management that the ultimate disposition of such matters will not have a material adverse effect on our business, financial condition, results of operations and cash flows. We have been named in civil litigation proceedings, including proceedings specific to us and others that appear to be substantially similar to other class action litigation brought against life insurers. See “Risk Factors—Legal and Regulatory Risks—Legal and regulatory investigations and actions are increasingly common in our industry and could result in a material adverse effect on our business, financial condition, results of operations and cash flows.”

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MANAGEMENT

The following table sets forth certain information concerning our executive officers and directors at the anticipated time of the Demerger. The respective age of each individual in the table below is as of March 31, 2021. We are in the process of identifying two additional independent directors to serve on our board of directors at or following the time of the Demerger.

Name	Age	Position
Steven Kandarian	69	Chair of the Board
Laura Prieskorn	53	Director, Chief Executive Officer and President
Michael Costello	45	Senior Vice President and Treasurer
Don Cummings	57	Senior Vice President, Controller and Chief Accounting Officer
Aimee DeCamillo	45	Executive Vice President and Chief Commercial Officer
Devkumar Ganguly	45	Executive Vice President and Chief Operating Officer
Julia Goatley	57	Executive Vice President, General Counsel and Secretary
Bradley Harris	51	Executive Vice President and Chief Risk Officer
Chad Myers	54	Vice Chairman, Jackson Holdings LLC
Stacey Schabel	42	Senior Vice President and Chief Audit Executive
Craig Smith	54	President and Chief Executive Officer, PPM America, Inc.
Marcia Wadsten	54	Executive Vice President and Chief Financial Officer
Gregory Durant	62	Director
Derek Kirkland	63	Director
Martin Lippert	61	Director
Russell Noles	62	Director
Esta Stecher	64	Director

Directors

Steven Kandarian has been Chair of the Board since February 2021. Mr. Kandarian served as Chairman of the Board, President and Chief Executive Officer of MetLife, Inc. from 2012 to April 2019. Mr. Kandarian currently serves as a director of ExxonMobil, Neuberger Berman and the Damon Runyon Cancer Research Foundation and is a member of the Business Council. He earned a B.A. from Clark University, a J.D. from Georgetown University Law Center and an M.B.A. from Harvard Business School.

Mr. Kandarian brings to the board significant insurance sector experience and key leadership skills, including invaluable perspective as the former Chairman of the Board, President and Chief Executive Officer of MetLife.

Laura Prieskorn has been a director and our Chief Executive Officer since February 2021. Prior to this role, Ms. Prieskorn served as Executive Vice President and Chief Operating Officer since September 2020 and Chief Operating Officer of Jackson National Life since April 2019. Ms. Prieskorn joined Jackson National Life in 1988 and has served in a number of leadership roles, including as Senior Vice President and Chief Administration Officer. She earned a bachelor’s degree from Central Michigan University in business administration.

Ms. Prieskorn brings to the board her extensive experience and leadership skills, developed from more than three decades of experience at the Company, including being responsible for developing the Company’s industry-leading operating platform.

Gregory Durant will serve as a director following the Demerger. Mr. Durant currently serves as Vice Chairman of Deloitte LLP and previously served as Deputy CEO of Deloitte LLP from 2015 to 2019. He currently serves as a trustee of Carnegie Hall and previously served as a director of A Better Chance and the dean’s advisory council at the University of Chicago’s Booth School of Business. Mr. Durant earned a B.B.A. with high honors from Western Michigan University and received an MBA from the University of Chicago. He is also a member of the American Institute of Certified Public Accountants.

Mr. Durant brings to the board extensive experience related to financial reporting, internal controls, compliance, risk and regulatory strategy, developed from more than three decades of public accounting experience.

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Derek Kirkland will serve as a director following the Demerger. Mr. Kirkland had a lengthy career at Morgan Stanley, most recently serving as Advisory Director from 2019 to 2020 and as Vice Chairman of Investment Banking from 2008 to 2020. He currently serves as a trustee of Third Way and as a director of The Hughes Foundation, and previously served as a senior fellow of the Mossavar-Rahmani Center for Business and Government at the Harvard University John F. Kennedy School of Government from 2015 to 2016. Mr. Kirkland earned a B.A. in History from Princeton University and received a Master’s in Public Policy from Harvard University’s John F. Kennedy School of Government, and was previously a FINRA-registered broker with Morgan Stanley & Co LLC.

Mr. Kirkland brings to the board significant investment banking and capital markets experience, including advising companies active in the insurance sector, developed from more than three decades of experience at Morgan Stanley.

Martin Lippert will serve as a director following the Demerger. Mr. Lippert served as Executive Vice President and Global Head of Technology and Operations of MetLife, Inc. from 2011 to April 2019. Mr. Lippert currently serves as a director of New Leaders. He received a Bachelor of Science in Business from the University of Pittsburgh.

Mr. Lippert brings to the board significant insurance and financial services sector experience, including experience overseeing large technology and operations initiatives and teams.

Russell Noles will serve as a director following the Demerger. Mr. Noles served as Executive Vice President and Chief Operating Officer of Nuveen from 2017 to 2019 and previously served as Senior Managing Director and Chief Strategy Officer of TIAA from 2011 to 2017. Mr. Noles currently serves as on the board of directors of Consumer Reports and on the board of trustees for Metropolitan State University of Denver. He earned a B.S. degree in Accounting from Metropolitan State University of Denver and an MBA from the University of Denver.

Mr. Noles brings to the board extensive financial services sector experience, including experience related to corporate strategy, operations, technology and risk management.

Esta Stecher will serve as a director following the Demerger. Ms. Stecher is employed at Goldman Sachs, where she is the chair and board member of several material banking and investment banking subsidiaries, including the chair of Goldman Sachs Bank USA. She was the Tax Director at Goldman Sachs from 1994 to 2000, the co-General Counsel from 2000 to 2011 and the CEO of Goldman Sachs Bank USA from 2011 to 2016. Prior to that, she was a partner in the Tax Group at Sullivan & Cromwell. Ms. Stecher currently serves on the boards of directors of Lincoln Center for the Performing Arts, Dana Farber Cancer Institute and the University of Minnesota Foundation. Ms. Stecher received a B.A. from the University of Minnesota and a J.D. from Columbia University School of Law.

Ms. Stecher brings to the board her extensive experience in tax, finance, law, governance and executive compensation.

Executive Officers

Michael Costello has been Senior Vice President and Treasurer since September 2020. Mr. Costello has been Senior Vice President and Treasurer of Jackson National Life since March 2013. Mr. Costello joined Jackson National Life in 2004 from PricewaterhouseCoopers LLP. As Treasurer, he is responsible for monitoring and maintaining our liquidity, banking relationships and overseeing our debt related capital markets activities. Mr. Costello received a bachelor’s degree and master’s degree in business administration from the University of Michigan.

Don Cummings has been Senior Vice President, Controller and Chief Accounting Officer since December 2020. Mr. Cummings has been Senior Vice President, Controller and Chief Accounting Officer of Jackson National Life since December 2020. Prior to this role Mr. Cummings served as Interim Chief Financial Officer at Fortitude Reinsurance Company Ltd, a subsidiary of AIG, since 2019 and previously held various finance roles at AIG including Global Corporate Controller. Mr. Cummings is responsible for providing leadership, strategic direction and functional expertise to all aspects of the financial reporting, accounting and operational control processes. He holds a Bachelor of Business Administration degree from Morehead State University and is a Certified Public Accountant.

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Aimee DeCamillo has been Executive Vice President and Chief Commercial Officer since July 2020. Ms. DeCamillo has also served as director of JFI from July 2020 and will continue to serve as a director of JFI until the Demerger. Ms. DeCamillo has been Chief Commercial Officer of Jackson National Life since June 2019. Prior to this role Ms. DeCamillo served as head of Retirement Plan Services at T. Rowe Price since 2014 and had previously served as head of product and marketing for Retirement Plan Services at T. Rowe Price. She is the former chair of the LIMRA/LOMA Secure Retirement Institute Board and has served on the boards of the Employee Benefit Research Institute (EBRI) and the SPARK Institute. Ms. DeCamillo is responsible for leading our growth strategy and overall product, distribution and marketing teams across business operations. She holds a B.A. in international relations from Michigan State University. She has earned FINRA Series 24, 7 and 66 registrations.

Devkumar Ganguly has been Executive Vice President and Chief Operating Officer since February 2021. Mr. Ganguly has 21 years experience at Jackson National Life and has held a variety of roles in the IT group, including serving as Senior Vice President and Chief Information Officer from 2018 to 2021. Mr. Ganguly oversees the Company’s Operations, Enterprise Technology, Digital, Data and Information Security functions. He is also an executive sponsor of the Company’s Diversity and Inclusion program. Mr. Ganguly joined Jackson National Life in April 2000 from global software firm Infosys. Mr. Ganguly holds a Bachelors of Engineering in electronics and power from the Visvesvaraya National Institute of Technology in India.

Julia Goatley has been Executive Vice President, General Counsel and Secretary since February 2021. Ms. Goatley retired from Jackson National Life in 2019 after spending 16 years with the Company and rejoined in February 2021. At the time of her retirement, she was the Senior Vice President responsible for Jackson National Life’s Legal and Compliance functions, where she oversaw activities such as product drafting, regulatory compliance and the financial crime unit. Prior to joining Jackson National Life in 2002, Ms. Goatley was a partner at the law firm of Dykema Gossett PLLC. Ms. Goatley is on the Boards of Directors of Advent House Ministries and WAI, IAM, Inc. Ms. Goatley holds a Bachelor of Arts in Financial Administration from Michigan State University and Juris Doctor degree from the University of Michigan Law School.

Brad Harris has been Executive Vice President and Chief Risk Officer since July 2020. Mr. Harris has also served as director of JFI from July 2020 and will continue to serve as a director of JFI until the Demerger. Mr. Harris has been Chief Risk Officer of Jackson National Life since December 2015. Prior to this role, Mr. Harris served as Chief Actuary of Prudential Corporation Asia, responsible for the actuarial functions throughout Prudential’s life insurance operations across 13 markets in Asia. He joined Prudential Corporation Asia in 2007 and also served as its Chief Product Officer overseeing product strategy, development and innovation across Asia. Mr. Harris is responsible for leading our risk management strategy and oversight. He earned a Bachelor of Mathematics from the University of Kentucky. He is a Fellow of the Society of Actuaries and member of the American Academy of Actuaries.

Chad Myers has been Vice Chairman, Jackson Holdings LLC since February 2020. In this role, he oversees our subsidiaries that provide asset management services, including JNAM and PPM. Previously, Mr. Myers served as Chief Financial Officer of Jackson National Life from February 2011 until February 2020. He joined Jackson National Life in 1995 and served in a number of leadership roles, including Executive Vice President, Senior Vice President and Vice President of ALM. He earned a bachelor’s degree in economics from Claremont-McKenna College and holds the Chartered Financial Analyst designation.

Stacey Schabel has been Senior Vice President and Chief Audit Executive since July 2020. Ms. Schabel has served as Senior Vice President and Chief Audit Executive at Jackson National Life since March 2020. Ms. Schabel has over 18 years of audit and risk management experience, is a member of the American Institute of Certified Public Accountants, the Michigan Association of Certified Public Accountants and Institute of Internal Auditors (IIA). She also serves on the IIA’s Global Financial Services Guidance Committee. Ms. Schabel earned a bachelor’s degree in business administration from Central Michigan University with majors in accounting and information systems. She is a certified internal auditor, a certified public accountant and holds her FINRA Series 6 registration.

Craig Smith has been President, Chief Executive Officer and Chief Investment Officer of PPM since January 2021. Prior to this role, Mr. Smith served as Chief Investment Officer, beginning in 2015, and has held

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various other senior level positions with PPM. Prior to joining PPM in 2006, Mr. Smith was a vice president and senior portfolio manager at Loomis Sayles & Co., where he managed core and core plus bond portfolios for institutional clients. Previously, he held various engineering and management positions with AC Rochester Division (now Aptiv) of General Motors Corporation. Mr. Smith earned both a master’s degree in business administration and a bachelor’s degree in mechanical engineering from Cornell University. He is a CFA® charterholder.

Marcia Wadsten has been Executive Vice President and Chief Financial Officer since February 2021. Ms. Wadsten has also served as director of JFI from February 2021 and will continue to serve as a director of JFI until the Demerger. Ms. Wadsten has 29 years experience at Jackson National Life, and previously served as Senior Vice President and Chief Actuary from 2016 to 2021. During her career at Jackson National Life, Ms. Wadsten has played a key role in financial modeling, product design, pricing and risk management. Ms. Wadsten holds a bachelor of science in mathematics from Valparaiso University and a master’s degree in applied mathematics from Purdue University. She is a Fellow in the Society of Actuaries and a member of the American Academy of Actuaries.

Corporate Governance

Board Composition and Director Independence

Following the completion of the Demerger, we expect that the size of our board of directors will be nine directors. Our directors will be elected annually to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. We are in the process of considering other candidates who we expect to be added to the board at the first post-Demerger board meeting or subsequent board meetings.

The number of members on our board of directors may be fixed by majority vote of the members of our board of directors. Any vacancy in the Board shall be filled by an affirmative vote of at least a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Each director shall hold office until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal.

We expect that our Board will determine that Steven Kandarian, Gregory Durant, Derek Kirkland, Martin Lippert, Russell Noles and Esta Stecher will be “independent” as defined under NYSE and Exchange Act rules and regulations.

Board Committees

Upon the listing of our common stock, our board of directors will maintain an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Finance and Risk Committee. The following is a brief description of our committees.

Audit Committee

Our Audit Committee will be responsible, among its other duties and responsibilities, for overseeing our accounting and financial reporting processes, the audits of our financial statements, the qualifications and independence of our independent registered public accounting firm, the effectiveness of our internal control over financial reporting and the performance of our internal audit function and independent registered public accounting firm. Our Audit Committee will be responsible for reviewing and assessing the qualitative aspects of our financial reporting, our processes to manage business and financial risks, and our compliance with significant applicable legal, ethical and regulatory requirements. Our Audit Committee will be directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The charter of our Audit Committee will be available without charge on the investor relations portion of our website upon the listing of our Class A common stock.

The initial members of the Audit Committee will be determined prior to the Demerger. We expect at least one member to qualify as an “audit committee financial expert” and each of the members to be “financially literate” under NYSE rules.

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Compensation Committee

Our Compensation Committee will be responsible, among its other duties and responsibilities, for reviewing and approving all forms of compensation to be provided to, and employment agreements with, the executive officers and directors of our company and its subsidiaries (including the Chief Executive Officer), establishing the general compensation policies of our company and its subsidiaries and reviewing, approving and overseeing the administration of the employee benefits plans of our company and its subsidiaries. Our Compensation Committee will also periodically review management development and succession plans. The charter of our Compensation Committee will be available without charge on the investor relations portion of our website upon the listing of our Class A common stock.

The initial members of the Compensation Committee will be determined prior to the Demerger. Under NYSE rules, our Compensation Committee is required to be composed entirely of independent directors.

Nominating and Governance Committee

Our Nominating and Governance Committee will be responsible, among its other duties and responsibilities, for identifying and recommending candidates to the board of directors for election to our board of directors, reviewing the composition of the board of directors and its committees, developing and recommending to the board of directors corporate governance guidelines that are applicable to us, and overseeing board of directors evaluations. The charter of our Nominating and Governance Committee will be available without charge on the investor relations portion of our website upon the completion of the Demerger.

The initial members of the Nominating and Governance Committee will be determined prior to the Demerger. Under NYSE rules, our Nominating and Governance Committee is required to be composed entirely of independent directors.

Finance and Risk Committee

The Finance and Risk Committee will be responsible, among its other duties and responsibilities, for overseeing the governance of significant risk throughout the Company and the establishment and ongoing monitoring of the Company’s risk profile and risk appetite. The initial members of the Finance and Risk Committee will be determined prior to the Demerger.

Code of Ethical Conduct and Financial Code of Ethics

We have a Code of Ethical Conduct that applies to all of our officers, employees and directors and, prior to the listing of our common stock, we expect that the board of directors will adopt a Financial Code of Ethics that will apply to our Chief Executive Officer, Chief Financial Officer, corporate officers with financial and accounting responsibilities, including the Chief Audit Executive, Treasurer and any other person performing similar tasks or functions. The Financial Code of Ethics and the Code of Ethical Conduct each address matters such as conflicts of interest, confidentiality, fair dealing and compliance with laws and regulations. The Financial Code of Ethics and the Code of Ethical Conduct will be available without charge on the investor relations portion of our website upon the listing of our Class A common stock.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This compensation discussion and analysis provides information about the material elements of compensation that were paid to, awarded to, or earned by our “named executive officers,” also referred to as the “NEOs,” as determined by the rules of the SEC. Our NEOs for fiscal year 2020 consisted of our principal executive officer, our principal financial officer, our former principal financial officer, and our three other most highly compensated executive officers, as follows:

Michael Falcon(1)	Chairman of the Board, Chief Executive Officer and President
Axel André (2)	Executive Vice President and Chief Financial Officer
Chad Myers(3)	Former Executive Vice President and Chief Financial Officer
Aimee DeCamillo	Executive Vice President and Chief Commercial Officer
Mark Mandich(4)	President and Chief Executive Officer, PPM America, Inc.
Craig Smith(5)	Executive Vice President, Chief Investment Officer, PPM America, Inc.

(1)	Mr. Falcon ceased employment with the Company on February 10, 2021.
(2)	Mr. André joined the Company on February 24, 2020. He ceased employment with the Company on February 10, 2021.
(3)	Mr. Myers served as our Chief Financial Officer through February 23, 2020 and transitioned into the role of Vice Chairman, Jackson Holdings LLC as of February 24, 2020.
(4)

Mr. Mandich retired from his position as President and Chief Executive Officer of PPM America, Inc. effective as of January 1, 2021. He is expected to continue to provide services in an advisory capacity through May 1, 2021.

(5)	Mr. Smith was promoted to President and Chief Executive Officer of PPM America, Inc. effective as of January 1, 2021.

In 2020, the Company was an indirect, wholly owned subsidiary of Prudential. As such, final decisions regarding the compensation of our executive officers in 2020 were generally made by the compensation committees of our intermediate parent entities with the input of the Company, as discussed in greater detail below under the heading “Role of the Compensation Committee.”

Upon the listing of our Class A common stock, the Compensation Committee of our Board of Directors will determine the appropriate philosophy, objectives and design for our executive compensation program and the compensation of our executive officers, which will seek to align the interests of management with stockholders. The Compensation Committee will make any changes to the compensation arrangements described below, and will retain a compensation consultant to provide advice and support to the committee in the design and implementation of our executive compensation program, as it deems necessary or appropriate.

The specific compensation and benefits that will be provided to our executive officers in connection with and following the listing of our Class A common stock have not yet been determined, except for the award described in “Retention Awards.” A description of the material changes that are currently contemplated by our Compensation Committee in connection with the Demerger or as an independent public company (including adopting a customary public company equity incentive plan) are described below under the heading “Actions Taken in Anticipation of the Demerger.” Additional details and any additional material changes will be described in a subsequent filing once determined.

Compensation Philosophy and Objectives

The key objectives of our compensation program, which is based on a pay-for-performance philosophy, are to:

•	Align incentives to business objectives in order to support the delivery of Prudential Group, which we refer to as the “Group,” and Company business plans and strategies;

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•	Link executive pay to performance by putting a substantial portion of executive pay at risk based on the achievement of financial and non-financial performance goals;

•	Enable the recruitment and retention of high caliber employees and incentivize them to achieve success for the Company and the Group; and

•	Be consistent with the organization’s risk framework and appetites.

Our 2020 executive compensation program was designed to support these objectives.

Role of the Compensation Committee

Immediately prior to the Demerger, we are majority owned, indirectly, by Prudential. Consistent with this ownership structure, our governance structure with respect to compensation matters has historically involved multiple levels of oversight for each executive. For our NEOs other than Mr. Falcon, recommendations with respect to 2020 compensation and benefits were made by Mr. Falcon. These recommendations were then subject to review by a supervising committee (identified immediately below) that made final decisions as determined with reference to specific applicable regulatory requirements and that reflect the Group remuneration policy that is set and approved by the Prudential Remuneration Committee. This supervising committee was the JFI Remuneration Committee for compensation decisions regarding Ms. DeCamillo and Messrs. André and Myers and the PPMA Remuneration Committee for compensation decisions regarding Messrs. Mandich and Smith. The committee members, who, other than Mr. Falcon, are predominantly independent from the daily management of the Company, comprised the Group Chief Executive, the Group Chief Financial Officer and Chief Operating Officer, the Group Human Resources Director and Mr. Falcon. The purpose of this governance structure is to ensure a thorough assessment of compensation decisions and to maintain an appropriate degree of independence in the review of each NEO’s compensation. These compensation committees evaluate our compensation plans and policies on an ongoing basis against current and emerging compensation practices, legal and regulatory developments and corporate governance trends, and make changes as they deem appropriate.

Mr. Falcon was a member of the committees that approve the compensation of the other NEOs. Because of this, recommendations made by the Group Chief Executive regarding Mr. Falcon’s compensation for 2020 were approved directly by the Prudential Remuneration Committee, which is a separate committee comprised of independent, non-executive members of the Prudential board of directors.

As an additional level of oversight, the Prudential Remuneration Committee also receives an annual report of the compensation delivered to each NEO to ensure that it retains oversight of such compensation in line with its charter and as determined with reference to specific applicable regulatory requirements and reflected in the Group remuneration policy that is set and approved by the Prudential Remuneration Committee. For a discussion of how the Prudential Remuneration Committee considers risk in making compensation decisions, see “Compensation Risk Assessment.”

In connection with awards made under the Prudential long-term incentive plan (discussed below), the Prudential Remuneration Committee also set the long-term performance goals for Mr. Falcon, and the JFI Remuneration Committee, or, in the case of Messrs. Mandich and Smith, the PPMA Remuneration Committee, set such goals for all other NEOs.

The compensation of the Jackson National Life executive officers, including all of the NEOs other than Messrs. Mandich and Smith, is also approved annually by the Jackson National Life Insurance Company Board of Directors in order to satisfy statutory requirements applicable to Jackson National Life under the Michigan Insurance Code.

The relevant compensation committees also consider a report prepared by the Chief Risk Officer covering behaviors and adherence to risk framework and appetite and providing input on variable compensation outcomes for those employees within the remit of the committee, including, as applicable, the NEOs. These reports are reviewed by the Group Chief Risk and Compliance Officer.

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In connection with the Demerger, the compensation committee of our board of directors will assume responsibility for overseeing our compensation program. The JFI Remuneration Committee and the PPMA Remuneration Committee are expected to be disbanded. The initial members of the Compensation Committee will be determined prior to the Demerger.

The Role of Executive Management

Mr. Falcon, as part of his responsibilities as our CEO, generally set operational goals for each NEO other than himself. Mr. Falcon evaluated each executive officer’s performance and made recommendations regarding the executive officer’s compensation to the relevant compensation committee. Mr. Falcon did not have final decision-making authority regarding the level of compensation of any of the executive officers and made no recommendations regarding his own compensation; however, Mr. Falcon, when requested by a compensation committee, provided the following to assist the committee, which makes its own ultimate decisions:

•	Background regarding our operating results and financial objectives;

•	Mr. Falcon’s evaluation of the performance of the other executive officers; and

•	Recommendations for completed year compensation awards and future base salary and target incentive adjustments for the other executive officers.

The Role of the Committee’s Advisors

For purposes of determining 2020 compensation, the Company engaged Willis Towers Watson (“WTW”) to provide a review and analysis of our executive compensation program, including base salaries and annual short-term and long-term incentive plans and to deliver observations and recommendations in order to better align our compensation programs with our compensation philosophy. The scope of their review included the compensation for the roles held by Ms. DeCamillo and Messrs. André and Myers but did not cover the compensation of Mr. Falcon or Messrs. Mandich and Smith. While we do not engage in benchmarking against a specific peer group, WTW provided market compensation data for the U.S. financial services sector as part of their review. We used survey data from the financial services sector as a whole rather than a limited set of peer companies as it provided a more comprehensive range of companies with which we compete for talent, though for future cycles as a U.S.-based public company we intend to place additional focus on benchmarking to a more specific peer group.

Using this data, for fiscal year 2020 we set our total direct compensation levels (i.e., base salaries and target annual short-term and long-term incentives) for our senior executives, including the NEOs included in the scope of the WTW review, generally to be within the range of competitive practices, taking into account individual factors such as experience, performance and the criticality of the executive’s position. We set base salary levels below the median level of market practices, while targeting variable compensation tied to achieving performance criteria above such levels.

The Prudential Remuneration Committee, which determines Mr. Falcon’s compensation, engaged Deloitte as its advisor for 2020. To provide context for the review of Mr. Falcon’s base salary, the Prudential Remuneration Committee refers to the WTW U.S. Financial Services Survey and the LOMA U.S. Insurance Survey.

The PPMA Remuneration Committee did not utilize a compensation consultant in 2020, but referred to McLagan survey data as a market reference point for evaluating Mr. Mandich’s and Mr. Smith’s compensation.

Competitive market data is only one of several factors used by the applicable committees to assist in setting executive compensation levels. Compensation recommendations also take into account a variety of other factors, including individual performance, criticality of role, skills, experience, and responsibilities.

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Elements of Our Executive Compensation Program

Overview

During fiscal year 2020, the compensation program for our NEOs consisted of salary, short-term cash-based incentive compensation, long-term incentive compensation, certain benefits and limited perquisites. Mr. André also received a buy out award in connection with his hiring, in the form of both cash and equity, to replace compensation he forfeited when he left his former employer to join the Company. The total compensation for our NEOs is designed to ensure that risk management, culture and conduct are appropriately reflected and that executives in higher-level roles have an increasingly greater proportion of their overall compensation paid in the form of variable compensation, such that the Company’s performance impacts their total compensation to a significant degree. This approach is designed to reflect their greater impact on Company performance. Consistent with our pay-for-performance philosophy, our variable compensation weighting for the NEOs covered by WTW’s review averaged 86% of total compensation, which is higher than the market average of 64% of total compensation for similarly situated executives. Set forth below is a discussion of each element of compensation, the reason that we provide each element, and how that element fits into our overall compensation philosophy.

Base Salary

The Company provides base salaries that are competitive in the markets in which we compete for talent and that take into account the responsibilities of each role. Consistent with our pay-for-performance philosophy, base salary comprises the smallest percentage of our executives’ total compensation. The applicable compensation committee annually reviews and, if considered appropriate, adjusts each NEO’s base salary. However, given our pay-for-performance orientation and emphasis on variable pay, executive officers receive base salary increases less frequently than other associates. Each committee considers several factors when determining if a base salary adjustment is warranted and how much of an adjustment is appropriate. These factors include our performance against business objectives, changes in individual levels of responsibility, individual performance and experience, market data regarding similar positions in the financial sector, salaries of other similar internal roles, knowledge of our unique business and relationships, and general economic conditions. While the committees consider these factors to guide their decisions, they do not rely on them exclusively. Each committee exercises business judgment based on a thorough assessment of compensation levels and alignment with our compensation philosophy and pay strategy.

Effective January 1, 2020, Mr. Falcon’s annual base salary was increased to $816,000 in connection with the Company’s annual base salary review. However, in light of the situation at the time in relation to COVID-19, Mr. Falcon agreed to a reduction in his base salary to an annual rate of $800,000, effective April 1, 2020. Effective April 1, 2020, Mr. Smith’s annual base salary was increased from $380,000 to $400,000 as part of PPMA’s annual compensation review process, and effective as of January 1, 2021 his annual base salary was increased to $450,000 in connection with his promotion to CEO of PPMA. No other salary adjustments were made in 2020 for any of the NEOs. Mr. André commenced employment in 2020, and his base salary was established at $600,000 by the JFI Remuneration Committee after consideration of the factors discussed above.

The salaries paid to our NEOs in 2020 are reflected in the “Salary” column of the Summary Compensation Table.

Short-Term Incentives for 2020

A significant element of compensation for the NEOs is annual incentive plan compensation. The purpose of our annual incentive programs is to focus executives on the achievement of stretching organizational and individual results within a performance year, consistent with our pay-for-performance culture, by providing variable compensation that is largely determined by measures of performance on a company-wide basis or with respect to one or more business units, divisions or affiliates, and on individual performance goals. The performance objectives approved by the compensation committees are intended both to require substantial effort by the NEOs toward achieving our strategic goals, and also to be within reach if such efforts are made.

Our NEOs participate in the annual incentive programs discussed below.

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Jackson National Life Officer and Directors’ Bonus Pool

Mr. Falcon and Ms. DeCamillo participated in the 2020 Jackson National Life Officer and Directors’ Bonus Pool, and, under the terms of his offer letter entered into in connection with his hiring, Mr. André was entitled to payment of a guaranteed bonus that was payable from the pool.

For 2020, the Jackson bonus pool funding was calculated on the basis of the following financial performance metrics:

•	International Financial Reporting Standards (“IFRS”) operating profit;

•	European Embedded Value (“EEV”) new business profit;

•	Dividends paid to Prudential; and

•	Advisory sales.

Each of these metrics was assigned a numerical target, and actual bonus pool contributions with respect to each metric were calculated based on actual performance against each target. The contribution with respect to dividends paid to Prudential is subject to reduction if dividends are lower than plan, capital surplus is below plan or Jackson National Life has an S&P rating more than 1-notch lower than Prudential Life. For IFRS operating profit, the performance target was $2,552 million, and actual performance resulted in a bonus pool contribution of $19.94 million. For new business profit, the performance target was $858 million, and actual performance resulted in a bonus pool contribution of $4.36 million. For dividends paid to Prudential, the performance target was $640 million, and actual performance resulted in no bonus pool contribution. For advisory sales, the performance target was $1.163 million, and actual performance resulted in no bonus pool contribution.

A discretionary contribution may also be made to the pool based on performance against other financial targets, risk management and strategic objectives. Performance against non-financial Group requirements, including goals related to the achievement of Jackson National Life risk management and strategic objectives, resulted in a $3.35 million contribution to the bonus pool. Performance against these objectives resulted in a total bonus pool amount of $27.65 million, as approved by the Prudential Remuneration Committee.

For each NEO who participates in the Jackson National Life Officer and Directors’ Bonus Pool, a target bonus is expressed as a percentage of the total pool. Under the terms of his offer letter, Mr. Falcon is entitled to 10% of the annual pool. Recommendations for the target pool percentages for the other NEOs are made by our CEO based on each participant’s responsibilities and individual performance. After a performance year is completed and the actual pool amount is determined, our CEO makes recommendations for individual payouts based on each NEO’s target percentage, as adjusted to reflect individual performance. The JFI Remuneration Committee in its sole discretion may determine to pay no or a reduced bonus depending upon, among other factors, actual Jackson National Life and individual performance achieved within the performance year.

The Jackson bonus pool payment for each participating NEO for 2020 performance, as determined by the Prudential Remuneration Committee for Mr. Falcon and by the JFI Remuneration Committee for each other participating NEO, is shown in the table below.

	Target Pool Percentage	Actual Pool Percentage	Payment in respect of 2020 Performance
Michael Falcon	10%	10%	$2,765,000	(1)
Axel André	4%	6.4%	$1,773,900	(2)
Aimee DeCamillo	2.26%	2.26%	$624,890

(1)

Under the terms of his employment agreement, Mr. Falcon was required to defer 40%, or $1,106,000, of any 2020 bonus pool payment in the form of restricted share units granted under the Prudential Deferred Annual Incentive Plan.

(2)

Under the terms of his offer letter entered into in connection with the commencement of his employment, Mr. André was entitled to a guaranteed bonus for 2020 of no less than $1,773,900, paid from the bonus pool.

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The portion of Mr. Falcon’s bonus opportunity that would have been payable in the form of restricted share units is reflected in the “Stock Awards” column of our 2020 Summary Compensation Table.

The cash bonus earned by Ms. DeCamillo is reflected in the “Non-Equity Incentive Compensation” column of our 2020 Summary Compensation Table. Bonuses are not payable unless the bonus pool participant is employed as of the payment date. However, under the terms of his offer letter, Mr. André received a payment equal to his 2020 guaranteed bonus.

Jackson National Life Distributors Incentive Plan—Ms. DeCamillo’s Bonus

Ms. DeCamillo was also eligible to participate in the Jackson National Life Distributors Incentive Plan (the “JNLD Incentive Plan”). Payments under the JNLD Incentive Plan are calculated based on the following metrics determined by the JFI Remuneration Committee:

Measure	Target Achievement	Incentive at Target ($)	Incentive at Maximum ($)	Incentive Earned for 2020 Performance ($)
Post Tax EEV New Business Profits	$858,400,000	400,000	800,000	279,963
Discretionary allocation based on performance	N/A	300,000	600,000	450,000
Advisory % of total sales	6%	100,000	100,000	80,000
VA % of commissionable sales	86%	100,000	100,000	100,000
JNLD Acquisition Cost Ratio (ACR)%	176%	100,000	200,000	100,000
Total Incentives	N/A	1,000,000	1,800,000	1,009,963

For 2020, Ms. DeCamillo received a payment of $1,009,963 under the JNLD Incentive Plan.

Mr. Myers’ 2020 Annual Bonus

Under the terms of his letter agreement entered into in connection with his transition to the role of Vice Chair of Jackson Holdings, LLC, Mr. Myers was entitled to a guaranteed annual bonus payment for his service in 2020 of $4,500,000.

Prudential Annual Incentive Plan

Mr. Falcon, as a member of the Prudential Group Executive Committee, also participated in the Prudential Annual Incentive Plan (the “AIP”). Under the terms of his offer letter, his maximum incentive opportunity under the plan was 100% of his base salary. Because his employment terminated prior to the payment date, Mr. Falcon did not receive an AIP bonus payment in respect of his 2020 services.

2020 AIP Award

Eighty percent of the potential bonus payment under the AIP is based on achievement of Group financial performance measures. For these financial measures, the performance ranges are set by the Prudential Remuneration Committee prior to, or at the beginning of, the performance period. These ranges are based on the annual business plans approved by the Prudential board of directors and reflect the goals of the Group and business units, in the context of anticipated market conditions. The financial element of Mr. Falcon’s bonus was determined by the achievement of four Group measures:

•	Group adjusted operating profit;

•	Group operating free surplus generation;

•	Group cash flow; and

•	Group European Embedded Value (“EEV”) new business profit.

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The remaining twenty percent of Mr. Falcon’s target bonus opportunity is based on individual performance. These objectives are established at the start of the year and reflect Prudential’s strategic priorities set by the Prudential board of directors.

AIP payments are subject to local capital summation method (“LCSM”) minimum capital thresholds aligned to the Group and business unit framework and appetites.

The Prudential Remuneration Committee seeks advice from the Prudential Group Risk Committee on risk management considerations to inform decisions about compensation architecture and performance measures to ensure that risk management, culture and conduct are appropriately reflected in the design and operation of the remuneration of Group Executive Committee Members, including that of Mr. Falcon. For more information on risk management processes, see “Compensation Risk Assessment.”

Performance Assessment

The Prudential Remuneration Committee determines the overall value of the bonus, taking into account the inputs described above and any other factors that it considers relevant. The table below illustrates the weighting of performance measures for 2020 and the level of achievement under the AIP:

	Weighting of measures (% of total bonus opportunity)		Achievement against performance measure			Maximum 2020 AIP (% of salary and $)	2020 AIP outcome (% of total bonus opportunity and $)
	Group financial measures	Personal/ functional objectives	Financial measures	Personal
Michael Falcon	80%	20%	63.4%	—	%(1)	100% $800,000	$	— —	%(1) (1)

(1)	Because his employment terminated prior to the bonus payment date, Mr. Falcon did not receive an AIP bonus payment in respect of his 2020 services.

2020 Prudential Group financial performance

The level of performance required for threshold, plan and maximum payment against the Group’s 2020 AIP financial measures and the results achieved are set out below:

2020 AIP measure	Weighting	Threshold ($m)	Target ($m)	Stretch target ($m)	Achievement ($m)
Group adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit)(1)	35%	4,602	5,113	5,625	5,507
Group operating free surplus generated(2)	30%	2,955	3,284	3,612	3,905
Group cash flow(3)	20%	104	302	434	(478)
Group EEV new business profit(4)	15%	3,141	4,161	4,535	2,802

(1)	Group adjusted operating profit is determined on the basis of including longer-term investment returns.
(2)

For insurance operations, group operating free surplus generated represents amounts maturing from the in-force business during the period, less investment in new business and excludes other non-operating items. For asset management, it equates to post-tax operating profit for the year.

(3)	Group cash flow includes business unit remittances net of dividends and corporate costs.
(4)	Group EEV new business profits, on a post-tax basis, is calculated in accordance with European Embedded Value Principles, from business sold in the financial reporting period under consideration.

Sixty percent of any bonus earned by Mr. Falcon under the AIP for 2020 performance would have been payable in cash and the remaining forty percent would have been payable in the form of restricted share units deferred under the Prudential Deferred Annual Incentive settled in Prudential ADRs after the completion of the three-year deferral period, as discussed below.

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AIP awards are not payable unless a participant is employed on the payment date. Because Mr. Falcon’s employment terminated prior to the bonus payment date, Mr. Falcon did not receive an AIP bonus payment in respect of his 2020 services, so no payment under the AIP is reflected in the “Non-Equity Incentive Plan Compensation” column of our 2020 Summary Compensation Table. However, the portion of his AIP bonus opportunity that would have been deferred into restricted share units is reflected in the “Stock Awards” column of our 2020 Summary Compensation Table.

PPM America, Inc. 2020 Bonus Pool

Messrs. Mandich and Smith participated in the PPM America, Inc. 2020 Bonus Pool (the “PPMA Bonus Pool”). In 2020, 90% of the PPMA Bonus Pool was funded based on investment criteria delivered for each of its clients on an assets under management-weighted basis. For some clients, the assessment was based primarily on one- and three-year performance of funds against their respective benchmarks or peer groups; for others, it was a combination of investment performance and other measures, such as purchase spreads or credit losses. Each client also had the opportunity to assess a discretionary element to address issues like client service, compliance, and similar factors. The remaining 10% of the PPMA Bonus Pool was funded based on a qualitative assessment of PPM’s achievement of fundamental financial and productivity goals relating to pre-tax net income, basis point costs, and core operating earnings. Based on 2020 performance, the bonus pool was funded at $43,478,121, which was 89.97% of the potential maximum funding amount.

For 2020, the target bonuses under the PPMA Bonus Pool for Mr. Mandich and Mr. Smith were, respectively, $2,048,550 and $1,206,000 and their actual bonus earned, which took into account both pool funding and individual performance, were, respectively, $3,175,253 and $2,134,423. Their bonuses are reflected in the “Non-Equity Incentive Compensation” column of our 2020 Summary Compensation Table.

Mandatory Deferral of Short-Term Incentives

In order to promote retention and accountability for long-term Company results, Mr. Falcon was required to defer 40% of each short-term variable compensation award granted to him each year; the portion of each incentive award that is required to be deferred is deferred under the Deferred Annual Incentive Plan.

In 2020, executives who served as key control function heads or material risk takers under the draft Hong Kong Insurance Authority (“IA”) Guideline on Group-Wide Corporate Governance were also required to defer 40% of the total variable compensation granted with respect to the fiscal year for a period of three years in order to meet deferral requirements. Grants under the Prudential Long Term Incentive Plan (“PLTIP”) described in the section below count toward this deferral requirement, due to the three-year cliff vesting design applicable to PLTIP awards. Accordingly, if the PLTIP grant values do not fully satisfy this deferral obligation, a portion of the executive’s total incentive compensation that, combined with the PLTIP grant value, is sufficient to meet the 40% requirement will be deferred under the Prudential Group Deferred Bonus Plan 2010.

Deferrals under the Deferred Annual Incentive Plan and the Prudential Group Deferred Bonus Plan 2010 are made in the form of restricted share unit (“RSU”) awards which are settled in Prudential ADRs after a three-year deferral period. The release of awards is not subject to any additional performance conditions. During the deferral period, amounts deferred under these plans are subject to downward adjustment or forfeiture in the event of the participant’s misconduct, a materially adverse restatement of the accounts for the year to which the deferred bonus relates, or a business decision taken after the start of the year to which the deferred bonus relates by the business unit in which the participant worked at the time of the decision that has resulted in a material breach of any law, regulation, code of practice or other applicable instrument.

Long-Term Incentives for 2020

The main source of long-term incentives for our NEOs is annual equity awards granted by Prudential, as described below. Messrs. Mandich and Smith also participate in the PPM America, Inc. Performance Incentive Award Plan.

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Prudential Long Term Incentive Plan (PLTIP)

The PLTIP, under which annual equity awards are granted to our NEOs, is designed as a key tool for attraction and retention of senior-level talent and rewards participants based on longer term business outcomes in order to align our NEOs’ interests with the interests of our and our parent company’s shareholders. The PLTIP is designed to incentivize the delivery of longer-term business plans, sustainable long-term returns for shareholders, and Group strategic priorities. In line with our pay-for-performance philosophy, long-term incentive compensation forms a meaningful part of the compensation of our NEOs.

PLTIP awards are granted in the form of performance share unit awards, also referred to as “conditional shares” or “PSUs,” that vest based on satisfaction of Company and Group performance metrics over a three-year performance period. If performance conditions are not achieved, the unvested portion of any award lapses.

The award amounts for the NEOs other than Mr. Falcon are determined based on management recommendations of grant value that are subject to approval by the JFI Remuneration Committee. Mr. Falcon’s grant value is determined by the Prudential Remuneration Committee based on recommendations made by the Prudential Group Chief Executive. The grant values, once approved by the applicable committee, are converted into restricted share units based on the average closing price of Prudential ADRs for the three trading days immediately prior to grant. Upon vesting, under the original terms of the grant, restricted share unit awards would be settled in Prudential equity. However, in connection with the Demerger, outstanding PLTIP awards are expected to be exchanged for awards that will be denominated in shares of JFI’s Class A common stock.

PLTIP grants awarded in 2020

Performance vesting of the 2020 PLTIP awards will be based on achievement of the following Group and Company metrics:

•	Group Relative Total Shareholder Return (“TSR”);

•	Operating return on average shareholders’ funds;

•	IFRS operating profit of the North American Business Unit (“U.S. IFRS Profit”); and/or

•	Balanced scorecard of strategic measures (“Sustainability Scorecard”).

The applicable metrics and the weighting of each metric vary by NEO, see table below.

Group Total Shareholder Return is a combination of share price growth and dividends paid during the performance period, and measures the value delivered by the Group to its shareholders compared to that provided by other insurance companies. Under the Group TSR measure, 20% of the award will vest for TSR at the median of the peer group, increasing to full vesting for performance within the upper quartile. TSR is measured on a local currency basis since this has the benefit of simplicity and direct comparison. The TSR peer group companies were selected based on organizational size, product mix and geographical footprint.

The peer group for the TSR measure of 2020 PLTIP awards is set out below:

Aegon	AIA	AXA Equitable	China Taiping Insurance
Great Eastern	Lincoln National	Manulife	MetLife
Ping An Insurance	Principal Financial	Prudential Financial	Sun Life Financial

Operating return on average shareholders’ funds is calculated as adjusted IFRS operating profit based on longer-term investment returns (“adjusted operating profit”) after tax and net of non-controlling interest divided by average shareholders’ funds and is assessed at Group level. Twenty percent of the award will vest for achieving the threshold level of performance of 16.7%, increasing to full vesting for reaching the stretch level of at least 22.9%.

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IFRS Profit is the Company’s primary measure of profitability. With respect to this metric, 20% of the 2020 award will vest for meeting the threshold goals set at the start of the performance period increasing to 100% vesting for performance at or above the stretch level.

Under the 2020 Sustainability Scorecard, performance will be assessed for each of the four measures, at the end of the three-year performance period. Performance will be assessed on a sliding scale. Each of the 2020 measures, as set forth below, has equal weighting:

Capital measure:	Cumulative three year internal economic capital (“ECap”) Group operating capital generation relative to plan, less cost of capital (based on the capital position at the start of the performance period).

Vesting basis:	Twenty percent vesting for achieving threshold, increasing to full vesting for performance above stretch level.

Capital measure:	Cumulative three-year Hong Kong IA’s LCSM operating capital generation (as captured in published disclosures of Prudential) relative to plan.

Vesting basis:	Twenty percent vesting for achieving threshold, increasing to full vesting for performance above stretch level.

Conduct measure:	Through appropriate management action, ensure there are no significant conduct and/or culture and/or governance issues that result in significant capital add-ons or material fines.

Vesting basis:	Twenty percent vesting for partial achievement of the Group’s expectations, increasing to full vesting for achieving the Group’s expectations.

Diversity measure:	Determined by four equally weighted measures, which are associates’ assessment of the importance management places on diversity and inclusion mission and objectives, perceptions that the Company’s culture fosters a sense of belonging, trends in hiring and promotion of talent, and compliance with the EEOC’s “Consent Decree” related to diversity, inclusion, anti-discrimination and anti-harassment. These measures are based on a combination of qualitative statements with quantitative indicators that are aligned with the Company’s broadening and evolving diversity and inclusion initiatives.

Vesting basis:	Each of the four diversity performance condition is assessed on a five-point scale from 0 to 4.

Awards granted in April 2020 will vest in April 2023, subject to achievement of the applicable performance conditions and each NEO’s continued employment with the Company. The table below sets forth the weighting of the performance measures, and the maximum PLTIP award opportunities for awards granted to our NEOs in 2020.

NEO	Weighting of measures				PLTIP Award Maximum Prudential ADRs(3)
	Group TSR	Operating return on average shareholders’ funds	U.S. IFRS operating profit	Sustainability Scorecard(2)
Michael Falcon(1)	50%	30%	0%	20%	123,695
Axel André	0%	0%	80%	20%	46,385
Chad Myers	0%	0%	80%	20%	139,156
Aimee DeCamillo	0%	0%	80%	20%	54,116
Mark Mandich	0%	0%	80%	20%	73,444
Craig Smith	0%	0%	80%	20%	37,688

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(1)

Under the terms of his PLTIP award agreement, Prudential ADRs granted to Mr. Falcon are subject to an additional two-year holding period after vesting during which they continue to be subject to downward adjustment and clawback provisions.

(2)	Each of the four Sustainability Scorecard measures has equal weight.
(3)	Does not include any dividend equivalents.

PLTIP awards granted in 2020 are reflected in the “Stock Awards” column of the 2020 Summary Compensation Table. Due to the termination of their employment, 2020 PLTIP awards granted to Messrs. Falcon and André were forfeited.

PLTIP for performance period ending in 2020

In 2018, Messrs. Myers, Mandich and Smith were granted awards under the PLTIP. The three-year performance period for these awards ended on December 31, 2020. A description of these awards and the performance achieved with respect to these awards is below.

The weighting of the measures is detailed in the table below:

NEO	Weighting of measures
	Group IFRS operating profit (1)	U.S. IFRS operating profit (2)	Sustainability Scorecard
			Solvency II operating capital generation(3)	ECap operating capital generation(4)	Conduct(5)	Diversity(6)
Chad Myers	0%	80%	5%	5%	5%	5%
Mark Mandich	0%	80%	5%	5%	5%	5%
Craig Smith	0%	80%	5%	5%	5%	5%

(1)	Group IFRS operating profit is measured on a cumulative basis over three years.
(2)	U.S. IFRS operating profit is measured on a cumulative basis over three years.
(3)

Solvency II operating capital generation is cumulative three-year Solvency II Group operating capital generation. In connection with the demerger of M&G plc from the Group, the Company ceased to be subject to Solvency II, and Solvency II operating capital generation was replaced with Group free surplus generation from July 1, 2019.

(4)	This is cumulative three-year internal economic capital (“ECap”) Group operating capital generation, less cost of capital (based on the capital position at the start of the performance period).
(5)

Conduct is assessed through appropriate management action, ensuring there are no significant conduct and/or culture and/or governance issues that could result in significant capital add-ons or material fines.

(6)

Diversity is determined at the end of 2020 by four equally weighted measures, which are associates’ assessment of the importance management places on diversity and inclusion mission and objectives, perceptions that the Company’s culture fosters a sense of belonging, trends in hiring and promotion of talent, and compliance with the EEOC’s “Consent Decree” related to diversity, inclusion, anti-discrimination and anti-harassment. These measures are based on a combination of qualitative statements with quantitative indicators that are aligned with the Company’s broadening and evolving diversity and inclusion initiatives.

The Prudential Remuneration Committee decided that, in light of the M&G plc demerger that occurred in 2019, the financial targets for outstanding PLTIP awards should be adjusted to exclude the M&G plc components of the plan on which the targets were based, with effect from the date of the demerger, in order to appropriately account for the period that M&G plc is not part of the Group. Accordingly, the Prudential Remuneration Committee adjusted the performance conditions attached to the 2018 PLTIP awards in order to ensure that the revised performance conditions were no more or less difficult to achieve than those originally attached to the awards. The performance assessment provided below is based on these adjusted targets.

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Performance assessment

In deciding the proportion of the awards that would vest, the Prudential Remuneration Committee considered actual financial results against performance targets. The Prudential Remuneration Committee also reviewed underlying Group performance to ensure vesting levels were appropriate, including an assessment of whether results were achieved within the Group’s and business units’ risk framework and appetite.

Operating profit performance

Under the Group adjusted operating profit measure and the U.S. IFRS operating profit measure, 25% of the 2018 award vests for meeting the applicable threshold performance goal that was set at the start of the performance period, increasing to 100% vesting for performance at or above the stretch level. The table below illustrates the cumulative performance achieved over 2018 to 2020 compared to the adjusted Group targets, which exclude M&G plc from the point of demerger, and the U.S. business unit target:

	2018-20 adjusted cumulative targets			2018-20 cumulative achievement ($m)	Vesting under the adjusted operating profit element
	Threshold ($m)	Plan ($m)	Maximum ($m)
U.S. IFRS operating profit	$6,574	$7,304	$8,034	$8,419	100%

The Prudential Remuneration Committee determined that the cumulative adjusted operating profit target established for the PLTIP should be expressed using exchange rates consistent with Prudential’s reported disclosures.

Sustainability scorecard performance

Capital measure – Group Solvency II operating capital generation/Group operating free surplus generation

Under the Group Solvency II operating capital generation and Group operating free surplus generation measure, performance below 90% of target (threshold) results in nil vesting, 25% of the award vests for achieving 90% of target, 80% of the award vests for achieving 100% of target, increasing to full vesting for performance at 110% of target or above. Vesting will be calculated on a straight-line basis between these points. The Targets are based on the cumulative 2018 – 2020 Plan (approved by the Board in December 2017), adjusted for the impacts of demerger: Group Solvency II operating capital generation from January 1, 2018 to June 30, 2019 (target $7.0 billion) and Group operating free surplus generation from July 1, 2019 to December 31, 2020 (target $5.6 billion). The Group achieved the level required for maximum vesting based on the cumulative actual performance for 2018, 2019 and 2020, resulting in a cumulative Group vesting outcome of 100%.

Capital measure – Group internal Economic capital operating capital generation

Under the Group ECap operating capital generation measure, performance below threshold results in nil vesting, 25% of the award vests for achieving threshold, increasing to full vesting for performance above the stretch level. The adjusted cumulative Group ECap operating capital generation was below the target of $6.8 bn (which excludes M&G plc from the point of demerger) and therefore generated a 0% vesting outcome on this element of the PLTIP.

Conduct assessment

Under the conduct measure, performance below threshold results in nil vesting, 25% of the award vests for partial achievement of Group’s expectations, increasing to full vesting for achieving the Group’s expectations. During the performance period there were no conduct, culture or governance issues that resulted in significant capital add-ons or material fines so 100% of this element of the PLTIP vested.

Diversity assessment

The vesting profile for this element is based on outcome of four equally weighted measures out of a total score of 16 (each measure receives a score of 0 to 4). These measures are based on a combination of qualitative

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statements with quantitative indicators that are aligned to Jackson’s broadening and evolving diversity and inclusion initiatives. Based on results over the performance period, the Prudential Remuneration Committee determined that the portion of the 2018 PLTIP awards that would vest for participants in the North American Business Unit related to this measure was 14 out of a possible 16 points, or 87.5%.

PLTIP Vesting

Cumulative performance during the 2018-2020 performance period resulted in actual vesting of 94.375%.

PPM America, Inc. Performance Incentive Award Plan

Messrs. Mandich and Smith participate in the PPM America, Inc. Performance Incentive Award Plan, which is intended to further align individual compensation to the investment performance delivered to PPM America clients. For 2020, they each received an award under the plan with a grant date value of $460,000 for Mr. Mandich and $325,000 for Mr. Smith. Awards under the plan are notionally invested in shares of PPM funds, and vest on the three-year anniversary of the grant date, subject to continued employment through the vesting date. Upon vesting, they will receive a cash payment equal to the value of their notionally invested award as of such vesting date.

Awards under the plan are subject to downward adjustment prior to vesting, and to clawback for an additional two years after the completion of a performance period, in the event of a breach of law during the performance period, or if there is a materially adverse downward restatement of the financial statements of PPM for any year during the performance period. Awards can also be adjusted downward prior to vesting if a matter arises that the PPMA Remuneration Committee believes affected or may affect the reputation of PPM America, Inc. or any other member of the Group.

Awards granted to Messrs. Mandich and Smith in 2020 are reflected in the 2020 Grants of Plan Based Awards Table and will be reflected in the “Non-Equity Incentive Compensation” column of our 2023 Summary Compensation Table when earned.

Retention Awards

At its half year 2019 results announcement, Prudential announced an intention to introduce third-party capital into JFI. At the full year 2019 results, Prudential stated a preference for public equity markets as the source of that third-party capital, through a minority initial public offering, subject to market conditions. In March 2020, in light of continued turmoil in public equity markets, Prudential announced that, alongside preparations for a minority initial public offering, it continued to actively evaluate other options in relation to JFI. Given the processes referred to in these statements, Prudential was conscious of the need to ensure the continued employment and engagement of the Company’s leadership team in order to accomplish the transaction while also achieving the business plan established for the Company. To this end, the Prudential Remuneration Committee established an additional incentive program for those members of the Company’s leadership team pivotal to this effort. Under this arrangement, Messrs. Falcon, André and Myers and Ms. DeCamillo received an additional incentive award under which each was granted a maximum award opportunity. Forty percent of the maximum award opportunity of each award was granted in the form of RSUs granted under the Prudential Restricted Stock Plan 2015 (the “Restricted Stock Plan”), and 60% was granted as a cash award. For Mr. Falcon, the cash award was tied to his annual bonus under the Jackson Officers and Directors’ Bonus Pool, and for the other NEOs the cash award was tied their regular 2020 annual bonuses. Forty percent of any cash payment made to Mr. Falcon under this award would be subject to deferral under the Deferred Annual Incentive Plan. Any amounts paid under this award program would not impact amounts payable to Mr. Falcon under the Group AIP.

On the termination of their employment, all Retention Award RSUs granted to Messrs. Falcon and André were forfeited. The RSU portion of Ms. DeCamillo’s award will vest on April 9, 2023, the third anniversary of grant date, subject to her continued employment through the vesting date. Upon vesting, under the original terms of the grant, RSUs would have been settled in Prudential ADRs. However, in connection with the Demerger, her

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award is expected to be exchanged for an award that will be denominated in shares of JFI’s Class A common stock, the number of which will be increased to reflect dividends that were paid to shareholders during the vesting period. For more information on these RSUs, see the “Grants of Plan-Based Awards for Fiscal Year 2020” and “Outstanding Equity Awards at Fiscal Year End 2020” tables.

The cash portion of the award is designed as a conditional supplement to each participating NEO’s regular annual bonus, and functions as follows: each participant would receive his or her regular 2020 annual bonus (or, in the case of Mr. Falcon, his Jackson Bonus Pool bonus), determined based on actual performance. Then, if the value of the cash portion of this incentive award, as determined based on the applicable performance conditions, were greater than the value of an NEO’s actual regular 2020 annual incentive payment, the NEO would receive an additional payment equal to the excess of the value of this cash award over the value of the regular 2020 annual bonus. If the amount payable under the regular applicable annual bonus plan were greater than the value of the cash amount calculated under this program, the NEO would receive his or her regular bonus, and would not receive an additional payment under this award. Payment of the award was subject to each NEO’s continued service with the Company through the payment date.

Amounts actually payable under the cash portion of this award were determined based on assessment of performance toward the following goals:

•	The extent to which successful corporate action has been accomplished in connection with the Demerger, as determined by the Prudential plc Board;

•	The extent to which the Demerger has been executed within the applicable risk frameworks and appetites; and

•	The extent to which each NEO’s contribution and behaviors to the Demerger have been consistent with those expected.

No cash payment was earned with respect to these awards. The total maximum award opportunity for each participating NEO, the maximum payout for the cash portion of the award and the actual cash payment received by each NEO are as follows:

	Total Maximum Award Opportunity ($)	Maximum Cash Payout ($)	Actual Cash Award Payout
Michael Falcon	7,830,375	4,698,225	0
Axel André	3,550,200	2,130,120	0
Chad Myers	7,770,000	4,662,000	0
Aimee DeCamillo	3,900,000	2,340,000	0

Buy-out Awards for 2020

In connection with the commencement of his employment with the Company, Mr. André received cash payments and equity awards as replacement compensation for unvested equity awards that were forfeited when he left his former employer to join the Company, Mr. André received a cash payment of $858,386 on March 13, 2020, a cash payment of $1,500,000 on June 19, 2020, a grant of 42,499 RSUs and a grant of 4,676 PSUs. The PSUs vested on January 1, 2021 based on achievement of the performance conditions applicable to PLTIP award that were granted in 2018 and 70% of the RSUs vested on January 1, 2021. In accordance with the terms of his separation agreement, included in the cash payment made under his separation agreement is a cash payment in lieu of 35,134 Prudential ADRs that would have been received in settlement of the vested RSUs and PSUs, and an additional cash payment in respect of the 13,005 unvested RSUs. For more information on these RSUs and PSUs, see the “Grants of Plan-Based Awards for Fiscal Year 2020” table and the “Outstanding Equity Awards at Fiscal Year End 2020” table.

Share Ownership Guidelines

Historically, Company executives have not been subject to any share ownership guidelines. However, as a member of the Prudential Group Executive Committee, Mr. Falcon was subject to a Prudential share ownership guideline of

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100% of his salary, which he had already attained. In connection with the Demerger, we expect that the Board will adopt share ownership guidelines applicable to senior executives and non-executive directors of the Company. The expected material terms of the share ownership guidelines are as follows:

Title	Required Holdings
CEO	7 x annual base salary
Executive Committee members	4 x annual base salary
Senior Leadership Team members	2 x annual base salary
Non-executive Directors	5 x annual cash retainer

Each covered executive and director will be required to achieve the applicable share ownership level within five years after becoming subject to it. For purposes of determining ownership levels, shares held outright, vested shares held in deferred accounts, shares held in retirement accounts, and unvested stock-settled restricted share units granted under the Omnibus Incentive Plan will be counted. Unvested performance share units and unexercised stock options will not count toward determining ownership levels. If a covered executive or director fails to meet the guidelines within five years, a mandatory deferral of annual bonus payments into restricted share units will be applied.

Nonqualified Deferred Compensation Plans

All of the NEOs are eligible to participate in the Jackson National Life Management Deferred Income Plan, which is an unfunded, non-qualified deferred compensation plan offered to a senior group of management/highly compensated employees, including the NEOs. Participation in the plan, which is voluntary, provides participants the opportunity to defer income to a later date. Participants may elect to defer a portion of their salary, annual bonus, special compensation, and/or long-term incentive plan compensation during an open enrollment period that occurs prior to the year in which the compensation is earned. Amounts deferred are credited to a bookkeeping account and are always 100% vested. A participant may direct the deemed investment of his or her account among the notional investment options established by the Company. Payment elections may be made to occur upon termination of employment, or after a specified calendar year. Payment options include a single lump sum or annual installments not to exceed 25 years.

For more information on the Company’s deferred compensation plans, including the Deferred Annual Incentive Plan and the Prudential Group Deferred Bonus Plan, discussed in “Mandatory Deferral of Short-Term Incentives,” above, see the Fiscal Year 2020 Nonqualified Deferred Compensation Plans Table and the narrative disclosure following the table.

Accounting and Tax Implications

Section 162(m) of the Internal Revenue Code limits tax deductions relating to executive compensation of certain executives of publicly held companies. Because Prudential PLC is a foreign corporation publicly traded on the New York stock exchange through Prudential ADRs, we are subject to the Section 162(m) compensation limitation. However, our compensation committee has the ability to authorize compensation payments that are not deductible for federal income tax purposes when the committee believes that such payments are appropriate to attract, retain and incentivize executive talent.

Section 409A of the Code imposes additional significant taxes and penalties on the individual if an executive officer, director or other service provider is entitled to “deferred compensation” that does not comply with the requirements of Section 409A of the Code. We have structured deferred compensation in a manner intended to comply with or be exempt from Section 409A of the Code, and the regulations and other guidance promulgated thereunder.

Limited Perquisites and Other Benefits

The Company provides limited perquisites to employees, including the NEOs, to facilitate the performance of their management responsibilities.

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In accordance with the Company’s relocation policies, Mr. André received reimbursement for relocation expenses and a gross-up payment related to the relocation reimbursement payment.

Under the terms of his offer letter, Mr. Falcon was also entitled to a retirement cash allowance equal to 25% of his base salary, provided in lieu of the pension contribution generally available to Prudential employees located in the UK, less any discretionary profit-sharing contribution received under the 401(k) plan. This retirement cash allowance was reduced to 13% of base salary effective May 14, 2020 in connection with a Company-wide reduction in executive pension contributions. This benefit is taxable compensation and is payable in biweekly cash installments.

We maintain corporate aircraft that are used primarily for business travel by our executive officers. In order to provide the CEO and certain direct reports of the CEO with a secure and private environment in which to work while they travel, and to promote the efficient and effective use of their time, these NEOs and their guests may occasionally use our corporate aircraft for non-business purposes, subject to approval on a case-by-case basis and the availability of planes and crews. Our NEOs incur taxable income, calculated in accordance with the Standard Industry Fare Level rates, for all personal use of our corporate aircraft. We do not grant bonuses to cover, reimburse, or otherwise “gross-up” any income tax owed for personal travel on our corporate aircraft.

Retirement Plans

All of our NEOs participate in our defined contribution 401(k) plan in which all U.S.-based employees are generally eligible to participate. Under our 401(k) plan, employees are permitted to contribute their annual eligible compensation, subject to limits imposed by the Internal Revenue Code. We match 100% of the first six percent of eligible compensation contributed and may make a discretionary profit-sharing contribution. In 2020, pursuant to the 401(k) plan rules, Mr. André was not eligible for profit-sharing Company contributions. We do not provide or maintain any defined benefit plans or supplemental executive retirement plans that cover our NEOs.

Separation Agreements

On April 5, 2021 and March 26, 2021, Jackson National Life entered into separation agreements with Mr. Falcon and Mr. Andre, respectively, in connection with the termination of their employment to resolve all claims and issues related to such terminations, including claims for severance and related to their incentive compensation opportunities then outstanding. For information regarding the compensation payable under such agreements, see “Potential Payments Upon Termination or Change in Control—Separation Agreements.”

In connection with the decision to reorganize PPM, a letter was provided to Mr. Mandich on October 18, 2020 specifying the terms of his transition. For more information on the compensation payable in connection with his termination, see “Potential Payments Upon Termination or Change in Control.”

Actions Taken In Anticipation of the Demerger

2021 Omnibus Incentive Plan

In connection with the Demerger, the Board adopted the Jackson Financial Inc. 2021 Omnibus Incentive Plan (the “Omnibus Incentive Plan”), effective as of immediately following the Demerger, for the grant of awards to employees of JFI and its affiliates following the consummation of the Demerger. The material terms of the Incentive Plan include the following:

Administration. The plan will be administered by our Compensation Committee, unless otherwise determined by our board of directors. The Compensation Committee, or other designated administrator, is referred to below as the “Administrator.” The Administrator has the authority to interpret the terms and conditions of the Omnibus Incentive Plan, to determine eligibility for and terms of awards for participants and to make all other determinations necessary or advisable for the administration of the Omnibus Incentive Plan. To the extent consistent with applicable law, the Administrator may further delegate matters involving administration of the Omnibus Incentive Plan to our Chief Executive Officer or other of our officers. In addition, subcommittees may be established to the extent necessary to comply with Rule 16b-3 under the Exchange Act.

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Eligible Award Recipients. Our directors, employees, advisors and consultants are eligible to receive awards under the Omnibus Incentive Plan.

Awards. Awards under the Omnibus Incentive Plan may be made in the form of stock options, which may be either incentive stock options or non-qualified stock options; share purchase rights, restricted shares; restricted share units; performance shares; performance units; share appreciation rights, or “SARs”; dividend equivalents; deferred share units; and other share-based awards. Cash awards may also be granted under the Plan as annual or long-term incentives.

Shares Subject to the Omnibus Incentive Plan. Subject to adjustment as described below, the aggregate number of shares of common stock available for issuance under the Omnibus Incentive Plan will be equal to 11,000,000 shares over the 10-year period from the date of adoption. Shares issued under the Omnibus Incentive Plan may be either authorized but unissued shares or shares reacquired by us. All of the shares under the Omnibus Incentive Plan may be granted as incentive stock options within the meaning of the Code.

Any shares covered by an award, or portion of an award, granted under the Omnibus Incentive Plan that are forfeited, canceled, expired or otherwise terminated for any reason will again be available for the grant of awards under the Omnibus Incentive Plan. Additionally, any shares tendered or withheld to satisfy the grant or exercise price or tax withholding obligations pursuant to any award under the Omnibus Incentive Plan, and the shares subject to any award that is settled in cash, will again be available for issuance. The Omnibus Incentive Plan permits us to issue replacement awards to employees of companies acquired by us, but those replacement awards would not count against the share maximum listed above.

Director Limits. With respect to any calendar year, the fair market value of shares subject to awards granted to any non-employee director (as of the grant date), and the cash paid to any non-employee director, may not exceed $1,000,000 in the aggregate for any such non-employee director who is serving as chairman of the board of directors and $400,000 in the aggregate for any other such non-employee director. Additionally, in the year first elected to serve on the Board, a non-employee director is eligible for an initial equity award with a grant date fair market value not to exceed $1,500,000 for any non-employee director serving as chairman of the board of directors and $300,000 for any other non-employee director.

Terms and Conditions of Options and Share Appreciation Rights. An “incentive stock option” is an option that meets the requirements of Section 422 of the Code, and a “non-qualified stock option” is an option that does not meet those requirements. An SAR is the right of a participant to a payment, in shares of common stock, or such other form determined by the Administrator, equal to the amount by which the fair market value of a share of common stock on the exercise date exceeds the exercise price of the share appreciation right. An option or SAR granted under the Omnibus Incentive Plan will be exercisable only to the extent that it is vested on the date of exercise. Subject to the one-year minimum vesting requirement described below, each option and SAR will vest and become exercisable according to the terms and conditions determined by the Administrator. Unless otherwise determined by the Administrator, no option or SAR may be exercisable more than ten years from the grant date. SARs may be granted to participants in tandem with options or separately.

The exercise price per share under each non-qualified option and SAR granted under the Omnibus Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. The Omnibus Incentive Plan includes a general prohibition on the repricing of out-of-the-money options and SARs without shareholder approval.

Terms and Conditions of Restricted Shares and Restricted Share Units. Restricted shares are an award of common stock on which certain restrictions are imposed over specified periods that subject the shares to a substantial risk of forfeiture. A restricted share unit is a unit, equivalent in value to a share of common stock, credited by means of a bookkeeping entry in our books to a participant’s account, which is settled after vesting in shares or cash, as determined by the Administrator. Subject to the provisions of the Omnibus Incentive Plan, our Administrator will determine the terms and conditions of each award of restricted shares or restricted share units, including the restricted period for all or a portion of the award, and the restrictions applicable to the award. Unless

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otherwise determined by the Administrator, restricted shares and restricted share units will vest in three equal installments on the first through third anniversaries of the grant date, subject to a participant’s continued employment. The Administrator may determine that the restricted shares and restricted share units will vest based on an alternate period of service, the occurrence of events specified by our Administrator or both, subject to the one-year minimum vesting requirement described below. Restricted share units granted under the plan will receive dividend equivalents settled in shares of our common stock unless otherwise determined by the Administrator.

Terms and Conditions of Performance Shares and Performance Units. A performance share is a grant of a specified number of shares of common stock, or a right to receive a specified (or formulaic) number of shares of common stock after the date of grant, subject to the achievement of predetermined performance conditions. A performance unit is a unit, having a specified cash value that represents the right to receive a share of common stock or cash (based on the fair market value of our common stock) if performance conditions are achieved. Vested performance units may be settled in cash, shares or a combination of cash and shares, at the discretion of the Administrator. Subject to the one-year minimum vesting requirement described below, performance shares and performance units will vest based on the achievement of performance goals during the performance cycle established by the Administrator, and such other conditions, restrictions and contingencies as the Administrator may determine. Performance shares and performance units granted under the plan will receive dividend equivalents settled in shares of our common stock unless otherwise determined by the Administrator.

Deferred Share Units. A deferred share unit is a grant of a right to receive one share or cash equivalent to the fair market value of one share on the settlement date. Unless otherwise determined by the administrator, deferred share units will be vested and nonforfeitable when granted.

Other Share-Based Awards. The Administrator may make other equity-based or equity-related awards not otherwise described by the terms of the Omnibus Incentive Plan.

Minimum Vesting Requirements. No award granted under the Omnibus Incentive Plan may vest before the first anniversary of the date of grant, subject to certain accelerated vesting contemplated under the plan, with the exception of (i) up to five percent (5%) of the number of shares reserved for issuance under the Omnibus Incentive Plan, (ii) replacement awards granted under the Omnibus Incentive Plan, (iii) awards granted in connection with the assumption or substitution of awards as part of a transaction, (iv) shares delivered in respect of fully vested and earned cash obligations for prior periods of service and/or prior performance, (v) awards to non-employee directors that vest on the earlier of the one-year anniversary of the date of grant and the next annual meeting of shareholders which is at least 50 weeks after the immediately preceding year’s annual meeting of shareholders; and (vi) awards that may be settled only in cash.

Dividend Equivalents. A dividend equivalent is the right to receive payments in cash or in shares, based on dividends with respect to shares of common stock. Dividend equivalents may be granted to participants in tandem with another award or as freestanding awards.

Termination of Employment or Service. Except as provided below under “Effect of a Change in Control” or as determined by the Administrator:

•

Restricted Share Units (RSUs): On a participant’s death or termination of employment due to disability, all unvested RSUs vest; on a termination without “cause” or for “good reason” (as defined in the Omnibus Incentive Plan) a pro rata portion of RSUs will vest, based on the portion of the vesting period that has elapsed between the grant date and the termination date; and on a qualifying retirement that occurs at least six months after the grant date, all of the of RSUs will vest, subject to the participant’s compliance with any restrictive covenants included in the award agreement.

•

Performance Share Units (PSUs): On a participant’s death, the PSUs will vest at target performance levels; on a termination without “cause” or for “good reason,” a pro rata portion of RSUs will vest, based on the portion of the vesting period that has elapsed between the grant date and the termination date and on actual achievement of performance goals during the complete performance cycle; on a qualifying retirement that occurs at least six months after the grant date or a termination due to

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disability, the PSUs will vest based on actual achievement of performance goals during the complete performance cycle as if the participant had remained employed through the last day of the performance cycle.

•	All other unvested awards granted under the Omnibus Incentive Plan will be forfeited upon a participant’s termination of employment or service to the Company.

Other Forfeiture Provisions; Clawback. A participant will be required to forfeit and disgorge any awards granted or vested and all gains earned or accrued due to the exercise of stock options or SARs or the sale of any Company common stock to the extent required by any policies as to forfeiture and recoupment or clawback policies as may be adopted by the Administrator or the board of directors, or as required by applicable law, including Section 304 of the Sarbanes-Oxley Act and Section 10D of the Exchange Act, or as required by any stock exchange or quotation system on which our common stock is listed.

In addition, in the event a participant engages in “competitive activity” (as defined in the Omnibus Incentive Plan) following a termination of the participant’s employment or service, all options and SARs, whether vested or unvested, and all other awards that are vested or unpaid as of the date of engagement in competitive activity may (in the Administrator’s discretion) be immediately forfeited and canceled, and any portion of the participant’s award that became vested after such termination of employment or service, and any shares of common stock or cash issued upon exercise or settlement of such awards, may (in the Administrator’s discretion) be immediately forfeited, canceled, and disgorged or paid to the Company together with all gains earned or accrued due to the sale of shares of common stock issued upon exercise or settlement of the awards.

Change in Capitalization or Other Corporate Event. The number or amount of shares, other property or cash covered by outstanding awards, the number and type of shares that have been authorized for issuance under the Omnibus Incentive Plan, the exercise or purchase price of each outstanding award, and the other terms and conditions of outstanding awards, will be subject to adjustment by the Administrator in the event of any stock dividend, extraordinary dividend, stock split or share combination or any recapitalization, merger, consolidation, exchange of shares, spin-off, liquidation or dissolution of the Company or other similar transaction affecting our common stock. Any such adjustment would not be considered a repricing for purposes of the prohibition on repricing described above.

Effect of a Change in Control. Except as otherwise determined by the Administrator, upon a future change in control of the Company, unless prohibited by applicable law (including if such action would trigger adverse tax treatment under Section 409A of the Code), no accelerated vesting or cancellation of awards would occur if the awards are assumed and/or replaced in the change in control with substitute awards having the same or better terms and conditions, except that any substitute awards must fully vest on a participant’s involuntary termination of employment without “cause” or for “good reason,” in each case occurring within 12 months following the date of the change in control. To the extent that awards that vest based on continued service are not assumed and/or replaced in this manner, then those awards would fully vest and be cancelled for the same per share payment made to the shareholders in the change in control (less, in the case of options and SARs, the applicable exercise or base price). Performance-vesting awards would be modified into time-vesting awards at the time of the change in control based on either target or actual levels of performance (as determined by the Administrator), and the modified awards would then either be replaced or assumed, or cashed out, as described above. The Administrator has the ability to prescribe different treatment of awards in the award agreements and/or to take actions that are more favorable to participants.

Expiration Date. The Omnibus Incentive Plan has a ten-year term and will expire at the end of that term unless further approval of our shareholders of the Omnibus Incentive Plan (or a successor plan) is obtained. However, the expiration of the Omnibus Incentive Plan would have no effect on outstanding awards previously granted.

Awards to be Issued Under the Omnibus Incentive Plan

In connection with the Demerger, we anticipate that certain employees and non-executive directors of JFI, including the NEOs, will receive awards of restricted share units (the “JFI RSUs”) and/or performance share

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units (the “JFI PSUs”) of JFI. The JFI RSUs will generally vest in equal installments on the first through third anniversaries of the grant date, and JFI PSUs will generally vest on the third anniversary of the grant date, subject in each case to continued employment through the grant date, and, with respect to the JFI PSUs, also based on achievement of performance conditions.

Treatment of Outstanding Equity Awards

In connection with the Demerger, the Prudential Remuneration Committee has determined to exchange the equity-based awards granted under the PLTIP, the Group Deferred Bonus Plan, the Prudential Deferred Annual Incentive Plan and the Restricted Stock Plan (including the retention awards) that are held by current and former JFI employees that are outstanding as of the Demerger for equivalent awards over shares of JFI’s Class A common stock granted under the Omnibus Incentive Plan. See “Certain Relationships and Related Party Transactions—Relationship with Prudential Following the Demerger—Demerger Agreement—Treatment of Outstanding Equity Awards.”

Summary Compensation Table

The following table sets forth the compensation of our Chief Executive Officer, our Chief Financial Officer, our former Chief Financial Officer and the three other most highly compensated executive officers.

Name and principal position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)	Non-equity incentive plan compensation ($)(3)	Pension Value and NQDC Earnings ($)(4)	All other compen- sation ($)(5)	Total compen- sation ($)
Michael Falcon, Chairman, Chief Executive Officer and President	2020	804,000	122,977	7,245,971	—	—	—	525,302	8,698,250
Axel André, Executive Vice President and Chief Financial Officer	2020	519,231	4,132,313	3,610,803	—	—	—	397,626	8,659,973
Chad Myers, Former Executive Vice President and Chief Financial Officer	2020	680,000	4,502,054	6,045,814	—	—	114,702	352,677	11,695,247
Aimee DeCamillo, Executive Vice President and Chief Commercial Officer	2020	600,000	41	2,705,849	—	1,634,853	—	116,103	5,056,846
Mark Mandich, President and Chief Executive Officer, PPM America, Inc.	2020	525,000	—	1,534,681	—	3,175,253	13,396	72,343	5,320,673
Craig Smith, Executive Vice President, Chief Investment Officer, PPM America, Inc.	2020	395,000	—	787,518	—	2,134,423	—	53,761	3,370,702

(1)

Of the amount in this column for Mr. André, $2,358,386 reflects the cash portion of his buy-out award, described above under “Compensation Discussion and Analysis—Elements of Our Executive Compensation Program—Buy Out Awards for 2020”, and $1,773,900 represents his guaranteed 2020 bonus, payable under the terms of his offer letter. $4,500,000 of the amount in this column for Mr. Myers reflects his guaranteed 2020 bonus payment, provided under the terms of his letter agreement. For Mr. Falcon, the amount in this column reflects the cash retirement benefit described above under “Compensation Discussion and Analysis—Elements of Our Executive Compensation Program—Limited Perquisites and Other Benefits.” Amounts in this column also include holiday bonuses of $27, $266 and $41 paid, respectively, to Mr. André, Mr. Myers and Ms. DeCamillo.

(2)

Amounts in this column reflect the aggregate grant date fair value of PSUs granted by Prudential in 2020 under the PLTIP, and RSUs granted under the Retention Awards. Following the Demerger, outstanding awards will be exchanged for awards that will settle in the form of shares of JFI’s Class A common stock, when vested. For Mr. Falcon, the amount shown also includes the 40% of Mr. Falcon’s cash-denominated bonuses that would have been payable in the form of RSUs had his employment not terminated, calculated at grant date fair value; because his employment terminated prior to the payment of his annual bonuses, Mr. Falcon did not receive these RSUs.

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The fair value of awards has been calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC 718”) and, with respect to the PLTIP awards, using the methodology and assumptions set forth in Note 16 to our audited financial statements.

For the PSUs, the amounts set forth in the table were calculated based on the probable outcome of the performance conditions as of the service inception date. As of the service inception date, the values of the performance share unit award granted to the NEOs in 2020 under the PLTIP assuming the highest level of performance were as follows: Mr. Falcon ($3,230,913), Mr. André ($1,211,576), Mr. Myers ($3,634,755), Ms. DeCamillo ($1,413,510), Mr. Mandich ($1,918,357) and Mr. Smith ($984,411).

For details of all awards granted during 2020, see the 2020 Grants of Plan-Based Awards Table.

(3)

Amounts reported in this column reflect the amounts earned under annual variable compensation awards for the 2020 performance year. Amounts reported for Messrs. Falcon and André do not include amounts that were paid or may become payable as severance in lieu of bonuses under the terms of their separation agreements. For more information on their separation payments, see “Potential Payments Upon Termination or Change in Control—Separation Agreements,” below.

(4)

For amounts deferred under the Jackson National Life Management Deferred Income Plan, one of the deemed investment options provided a fixed return of 4.25% from January 1, 2020 to September 30, 2020, and 3.75% from October 1, 2020 to December 31, 2020. The amounts shown in this column reflect the above-market earnings, meaning the portion of the interest earned during 2020 that exceeded the interest that would have been earned at an interest rate of 2.49%, from January 1, 2020 to September 30, 2020 and 1.34% from October 1, 2020 to December 31, 2020, which was 120% of the applicable federal long-term rate during each period.

(5)	The table below reflects 2020 amounts included as “All Other Compensation” for each NEO.

	401(k) Company Contribution ($)	Personal Use of Corporate Jet(a)	Dependent Tuition Reimbursement ($)	Dividend Equivalent Credits ($)(b)	Other ($)(C)	Total Other Compensation ($)
Michael Falcon	17,100	347,344	—	160,858	—	525,302
Axel André	17,100	48,381	—	73,904	258,241	397,626
Chad Myers	34,200	183,824	—	134,653	—	352,677
Aimee DeCamillo	34,200	22,505	—	59,399	—	116,104
Mark Mandich	34,200	—	—	38,143	—	72,343
Craig Smith	34,200	—	—	19,561	—	53,761

(a)

We determined the aggregate incremental cost of the personal use of our corporate aircraft in 2020 based on the variable operating costs to us, which included (i) aircraft fuel expenses; (ii) service plans; (iii) maintenance labor and parts; (iv) international trip handling; (v) user fees; (vi) catering; (vii) hangar rental; (viii) de-icing; (ix) flight crew and contract crew expenses; and (x) other variable expenses. This aggregate cost was divided by the total miles flown in 2020 to determine the variable cost per mile. The cost per mile was then multiplied by the number of miles flown by each NEO, including related deadhead flights, to determine the incremental cost attributable to each NEO’s personal use of corporate aircraft. Because our aircraft is used primarily for business travel, this methodology excludes fixed costs that do not change based on usage, such as the salaries, benefits, and training of pilots and crew, purchase or lease costs of aircraft, and other fixed costs.

(b)

Prudential ADR-based equity awards are credited with dividend equivalents at the same times and rates as dividends paid to holders of Prudential ADRs. In the event that an award is granted after a dividend is recorded but before the dividend is paid, holders of awards are credited with a dividend equivalent in respect of that dividend payment. This dividend equivalent credit would be considered preferential because a holder of Prudential ADRs would not be entitled to a dividend payment if Prudential ADRs were purchased between the record date and payment date. The date of record for the spring 2020 Prudential ADR dividends was March 27, 2020 and the payment date was May 15, 2020. Because 2020 PLTIP awards the RSU portion of the retention awards, Mr. André’s buy-out awards and Mr. Falcon’s AIP award were granted in April 2020, these outstanding awards, were credited with additional shares to reflect the dividend payment of $0.519 per Prudential ADR. The dividend equivalents will vest on the vesting date of the underlying award and be settled in Prudential ADRs. The grant date fair value of these preferential dividend equivalents is

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reflected in the “Dividend Credits” column above, based on a reinvestment price of $26.47 per Prudential ADR on the date the dividend equivalents were credited to each award.
(c)

Amounts reflected in the “Other” column for Mr. André include the amounts paid by the Company for relocation and related expenses ($258,241, of which $16,668 was reimbursement for the payment of taxes).

Grants of Plan-Based Awards for Fiscal Year 2020

The following table provides information concerning awards granted to the NEOs in the last fiscal year under the Jackson National Life Bonus Pool (“JNL Bonus Pool”), the Prudential Annual Incentive Plan (“AIP”), the Prudential Long Term Incentive Plan (“PLTIP”), the Prudential Restricted Stock Plan 2015 (“Restricted Stock Plan”), and the PPMA Bonus Pool. Following the Demerger, all outstanding equity-based awards shown in the table below will be exchanged for awards over shares of JFI’s Class A common stock.

Name	Award	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards				All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Under- lying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)		Maximum (#)
Michael Falcon	JNL Bonus Pool (2)	—	—	2,652,150	—	—	1,768,100	(3)	—	—	—	—	1,768,100
	AIP	—	—	371,520	480,000	—	247,680	(4)	320,000	—	—	—	247,680
	PLTIP (5)	4/9/2020	—	—	—	24,739	79,165		123,695	—	—	—	2,067,790
	Retention Award	4/9/2020	—	—	—	—	—		—	121,072	—	—	3,162,401
Axel André	PLTIP (5)	4/9/2020	—	—	—	9,277	37,108		46,385	—	—	—	969,261
	Buy-out RSUs (6)	4/9/2020	—	—	—	—	—		—	42,499	—	—	1,110,074
	Buy-out PSUs (7)	4/9/2020	—	—	—	935	3,740		4,676	—	—	—	97,689
	Retention Award	4/9/2020	—	—	—	—	—		—	54,892	—	—	1,433,779
Chad Myers	PLTIP (5)	4/9/2020	—	—	—	27,831	111,324		139,156	—	—	—	2,907,783
	Retention Award	4/9/2020	—	—	—	—	—		—	120,139	—	—	3,138,031
Aimee DeCamillo	JNL Bonus Pool (2)	—	—	1,000,000	—	—	—		—	—	—	—	—
	JNLD Bonus	—	—	1,000,000	—	—	—		—	—	—	—	—
	PLTIP (5)	4/9/2020	—	—	—	10,823	43,292		54,116	—	—	—	1,130,787
	Retention Award	4/9/2020	—	—	—	—	—		—	60,301	—	—	1,575,062
Mark Mandich	PLTIP (5)	4/9/2020	—	—	—	14,688	58,755		73,444	—	—	—	1,534,681
	PPMA Bonus Pool (2)	—	—	2,048,550	—	—	—		—	—	—	—	—
	PPMA PIA (2)	—	—	460,000	—	—	—		—	—	—	—	—
Craig Smith	PLTIP (5)	4/9/2020	—	—	—	7,538	30,150		37,688	—	—	—	787,518
	PPMA Bonus Pool (2)	—	—	1,206,000	—	—	—		—	—	—	—	—
	PPMA PIA	—	—	325,000	—	—	—		—	—	—	—	—

(1)

The values reported in this column represent the fair value of awards determined in accordance with FASB ASC 718, calculated based on the probable outcome of the performance conditions as of the service inception date.

(2)

For awards made under the Jackson National Life Bonus Pool, the PPMA Bonus Pool and the PPMA Performance Incentive Award Plan (PIA), there are no thresholds or maximums. PIA awards will vest on the third anniversary of grant in April 2023, subject to continued employment.

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(3)	This dollar amount represents the 40% of Mr. Falcon’s cash-denominated target bonus under the Jackson National Life Bonus Pool that was required to be paid in the form of RSUs.
(4)	This dollar amount represents the 40% of Mr. Falcon’s cash-denominated target bonus under the Prudential Annual Incentive Plan that was required to be paid in the form of RSUs.
(5)

PSUs granted under the PLTIP for 2020 are scheduled to vest in spring of 2023, after completion of the three year performance period from January 1, 2020 to December 31, 2022, based on satisfaction of the performance conditions described above in “Compensation Discussion and Analysis—Long-Term Incentives for 2020—Prudential Long Term Incentive Plan (PLTIP),” and subject to each participant’s continued employment through the vesting date. In connection with the Demerger, PSUs will be exchanged for awards that will be settled in shares of JFI’s Class A common stock. The number of Prudential ADRs received on settlement will be increased by an additional number of Prudential ADRs to reflect the dividends that would have been payable during the performance period. Mr. Falcon’s Prudential ADRs received on settlement would have been subject to an additional two-year holding period but were forfeited on the termination of his employment.

(6)

The amounts in this row reflect RSUs granted to Mr. André in connection with the commencement of his employment as replacement compensation for unvested equity awards that were forfeited when he left his former employer to join the Company: 30,349 of the RSUs vested on January 1, 2021. Pursuant to the terms of his separation agreement, he received a cash payment in respect of these vested RSUs and the remaining 13,005 unvested RSUs.

(7)

The amounts in this row reflect PSUs granted to Mr. André in connection with the commencement of his employment as replacement compensation for unvested equity awards that were forfeited when he left his former employer to join the Company: 4,516 PSUs vested on January 1, 2021, based on achievement of the metrics applicable to PLTIP awards granted in 2018. Pursuant to the terms of his separation agreement, he received a cash payment in respect of these vested PSUs.

Narrative disclosure to summary compensation table and grants of plan based awards tables

Employment Agreements

Mr. Falcon

In connection with his appointment as Chief Executive Officer, Prudential and Jackson National Life entered into an employment contract with Mr. Falcon, dated as of October 11, 2018. Pursuant to the agreement, Mr. Falcon served as Chairman and CEO of JFI. Mr. Falcon’s agreement provided for an annual base salary of $800,000. Mr. Falcon’s employment was terminated without notice; under the terms of his employment contract he is entitled to twelve months’ pay in lieu of the remaining unexpired notice period. Such payments will be reduced by payments received by Mr. Falcon if he secures alternate employment during the notice period. The employment agreement also includes provisions requiring Mr. Falcon to maintain our confidential information and subjects Mr. Falcon to non-competition and non-solicitation provisions during the term of his employment and for twelve months thereafter. For more information regarding this employment agreement, and a description of the amount payable to Mr. Falcon under his separation agreement, see “Potential Payments upon Termination or Change in Control.”

The terms of a letter agreement, dated as of October 11, 2018, between Mr. Falcon and Prudential further provided that he was entitled to 10% of the pool generated annually under the JNL Bonus Pool, an additional maximum annual incentive plan opportunity of 100% of base salary under the Prudential Annual Incentive Plan, and an annual PLTIP award with a value at grant of 400% of his base salary. The employment agreement also provided that during his employment he was entitled to a pension cash allowance equal to 25% of his base salary, as discussed above in “Elements of Our Executive Compensation Program—Limited Perquisites and Other Benefits.” He is required to defer 40% of the total short-term incentive awards granted to him in any year into restricted share units that settle in Prudential ADRs three years after the date of the award, subject to malus and clawback provisions.

In connection with the commencement of his employment, Mr. Falcon also received a replacement bonus intended to compensate him for a bonus and equity awards of his former employer that were forfeited when he

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left. With respect to the options granted to him as a buy-out award, on a termination of employment (other than a termination for cause or a voluntary resignation) that occurs more than 24 months after the start of his employment, any unvested options immediately vest in full.

Mr. André

The Company and Mr. André entered into an offer letter, dated December 12, 2019, in connection with his employment. Under the terms of his offer letter, he was entitled to a base salary of $600,000 per year, and was eligible for an annual bonus payment, with a guaranteed bonus payment of no less than $1,773,900 for 2020. He also received buy-out awards to replace compensation forfeited when he left his former employer, as discussed above in “Elements of Our Executive Compensation Program—Buy-out Awards for 2020.” For more information regarding Mr. André’s employment agreement and a description of the amount payable to Mr. André under his separation agreement, see “Potential Payments Upon Termination or Change in Control.”

Ms. DeCamillo

Ms. DeCamillo is party to an offer letter with Jackson National Life, dated March 21, 2019. Under the terms of the offer letter, she is entitled to a base salary of $600,000 per year, and is eligible for annual bonus payments. She also received buy-out awards to replace compensation forfeited when she left her former employer. If Ms. DeCamillo’s employment terminates voluntarily prior to June 21, 2021, she will be required to repay 50%, or $150,000, of the cash portion of her buy-out award. For more information regarding Ms. DeCamillo’s employment agreement, including possible payouts upon termination, see “Potential Payments Upon Termination or Change in Control.”

Mr. Myers

Mr. Myers is party to a letter agreement with Jackson National Life, dated January 8, 2020. The letter agreement provides for his transition to the role of Vice Chair of Jackson Holdings LLC. Under the terms of the letter agreement he is entitled to a base salary of $680,000 per year and a guaranteed bonus of $4,500,000 for the 2020 performance year.

Mr. Smith

Mr. Smith is party to a letter agreement with PPM America, Inc., dated October 19, 2020. The letter agreement provides for his promotion to the role of President and CEO of PPMA effective January 1, 2021. Under the terms of the letter agreement he is entitled to a base salary of $450,000 per year, a maximum annual bonus equal to 525% of his base salary, a target PIA award of $375,000 and a 2021 PLTIP maximum award with a grant date value of $1,300,000.

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Outstanding Equity Awards at Fiscal Year End 2020

The following table lists outstanding equity grants for each Named Executive Officer as of December 31, 2020. The table includes outstanding equity grants from past years as well as the current year. All awards are granted in respect of Prudential ADRs. Following the Demerger, all then-outstanding equity-based awards shown in the table below will be exchanged for awards over shares of JFI’s Class A common stock.

Name	Option Awards							Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Michael Falcon
2019 PSUs(3)	—	—		—	—	—		—	—	96,361	3,558,612
2020 PSUs(4)	—	—		—	—	—		—	—	126,604	4,675,486
Buy-out options	—	17,580	(5)	—	0.12642	—	(6)	—	—	—	—
Retention Award	—	—		—	—	—		—	—	123,919	4,576,329
Axel André	—	—		—	—	—		—	—	—	—
2020 PSUs(4)	—	—		—	—	—		—	—	47,475	1,753,252
Buy-out RSUs(7)	—	—		—	—	—		30,349	1,120,789	13,005	480,275
Buy-out PSUs(8)	—	—		—	—	—		4,515	166,739	—	—
Retention Award	—	—		—	—	—		—	—	56,183	2,074,838
Chad Myers	—	—		—	—	—		—	—	—	—
2018 PSUs(9)	—	—		—	—	—		86,124	3,180,559	—	—
2019 PSUs(3)	—	—		—	—	—		—	—	108,407	4,003,471
2020 PSUs(4)	—	—		—	—	—		—	—	142,428	5,259,866
Retention Award	—	—		—	—	—		—	—	122,964	4,541,061
Aimee DeCamillo
2019 PSUs(4)	—	—		—	—	—		—	—	40,380	1,491,233
2020 PSUs(3)	—	—		—	—	—		—	—	55,388	2,045,479
Buy-out RSUs(10)	—	—		—	—	—		—	—	19,504	720,283
Retention Award	—	—		—	—	—		—	—	61,719	2,279,283
Mark Mandich
2018 PSUs(9)	—	—		—	—	—		45,452	1,678,542	—	—
2019 PSUs(3)	—	—		—	—	—		—	—	57,212	2,112,839
2020 PSUs(4)	—	—		—	—	—		—	—	75,171	2,776,065
Craig Smith	—	—		—	—	—		—	—	—	—
2018 PSUs(9)	—	—		—	—	—		21,526	794,955	—	—
2019 PSUs(3)	—	—		—	—	—		—	—	29,356	1,084,117
2020 PSUs(4)	—	—		—	—	—		—	—	38,573	1,424,501

(1)

The number of outstanding options, PSUs and RSUs include dividend equivalents credited during the vesting period, if applicable, and, with respect to awards granted in 2018 and 2019, reflect the additional Prudential ADRs credited to each outstanding award in 2019 in connection with the M&G demerger. All PSUs granted under the PLTIP and Retention Award RSUs granted to Messrs. Falcon and André were forfeited on their termination of employment. Under the terms of his separation agreement, Mr. André received a cash payment of $443,100 in respect of his forfeited 2020 PLTIP Award.

(2)

The values in these columns have been calculated by multiplying the number of RSUs and/or PSUs outstanding as of December 31, 2020 by $36.93, the closing price on the NYSE for Prudential ADRs as of December 31, 2020.

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(3)

The amounts in these rows reflect PSUs granted on April 2, 2019 (June 14, 2019 for Ms. DeCamillo’s grant) pursuant to the PLTIP for the January 1, 2019 through December 31, 2021 performance period. They will vest, subject to achievement of performance conditions and continued employment, on April 2, 2022.

(4)

The amounts in these rows reflect PSUs granted on April 9, 2020 pursuant to the PLTIP for the January 1, 2020 through December 31, 2022 performance period. They will vest, subject to achievement of performance conditions, on April 9, 2023.

(5)

In connection with the commencement of his employment in 2019, Mr. Falcon received a grant of nominal cost options over Prudential ADRs, to be released in accordance with the original vesting schedule of his forfeited equity. The options vested on March 4, 2021.

(6)	The options are automatically cash-settled within 30 days of vesting.
(7)

30,349 RSUs vested on January 1, 2021; in accordance with the terms of his separation agreement, he is entitled to a cash payment in respect of the vested RSUs in lieu of ADR settlement and is entitled to an additional cash payment in respect of the remaining 13,005 unvested RSUs.

(8)

4,516 PSUs vested on January 1, 2021 based on achievement of the performance conditions applicable to the PLTIP award that were granted in 2018. In accordance with the terms of his separation agreement, he is entitled to a cash payment in respect of the vested PSUs in lieu of ADR settlement.

(9)

The amounts in these rows reflect PSUs granted on April 4, 2018 pursuant to the PLTIP for the January 1, 2018 through December 31, 2020 performance period. They will vest, based on achievement of performance conditions during the performance period, on April 4, 2021. All 2018 PSUs are shown at actual number of Prudential ADRs earned.

(10)

As partial replacement compensation for unvested equity awards that were forfeited when she left her former employer to join the Company, Ms. DeCamillo received a grant of RSUs under the Prudential Restricted Stock Plan 2015 in connection with the commencement of her employment. Outstanding RSUs will vest in June 2021, subject to her continued employment. Upon vesting, the RSUs are settled in Prudential ADRs.

Option Exercises and Stock Vested Table

The following table summarizes the value received from share appreciation right exercises and stock awards vested during 2020.

Name	Option Awards(1)		Stock Awards(2)
	Number of shares acquired on exercise (#) (3)	Value realized on exercise ($)(4)	Number of shares acquired on vesting (#)	Value realized on vesting ($)(5)
Michael Falcon	36,958	916,321	—	—
Axel André	—	—	—	—
Chad Myers	—	—	102,007	2,560,580
Aimee DeCamillo	—	—	13,931	407,203
Mark Mandich	—	—	62,335	1,564,733
Craig Smith	—	—	28,331	711,165

(1)	The award for Mr. Falcon reflects nominal cost options over Prudential ADRs that were granted to him as a buy-out award in connection with the commencement of his employment with the Company.
(2)

Amounts reflect Prudential ADRs issued under the PLTIP in connection with the vesting of performance share unit awards that were granted in 2017 in respect of the January 1, 2017 through December 31, 2019 performance period.

(3)

This number reflects the number of options originally granted plus the additional options credited to the award when the demerger dividend paid to shareholders in connection with the M&G demerger was converted into additional Prudential ADRs for those employees with outstanding awards at the date of the demerger. The options were settled in cash within 30 days of vesting.

(4)

The value realized on exercise is calculated as the product of (a) 36,958, which was the number of Prudential ADRs for which the options were exercised and (b) the purchase price of a Prudential ADR on the on the date of the exercise ($24.92), over the exercise price per share of the options ($0.12642).

(5)

The values reflected in this column were calculated by multiplying the number of Prudential ADRs underlying the performance share units that vested in 2020 by $25.102, which was calculated by multiplying

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the ordinary share price of Prudential ordinary shares as of the vesting date (10.2074 GBP) by an exchange rate of 1.2296, then multiplying the result ($12.55) by two, because one Prudential ADR is the equivalent of two shares of Prudential ordinary shares.

Pension Benefits

We do not provide any defined benefit plans to our named executive officers.

Fiscal Year 2020 Nonqualified Deferred Compensation Plans

The following table provided information on deferrals made by our NEOs in 2020, as well as their aggregate plan balances in, the Deferred Annual Incentive Plan (“DAIP”), the Jackson National Life Management Deferred Income Plan (“JNL MDIP”) and the Prudential Group Deferred Bonus Plan (“PGDBP”). We do not make contributions to the deferred compensation plans.

Name	Plan Name	Executive contributions in last fiscal year ($)	Aggregate earnings in last fiscal year(1) ($)	Aggregate withdrawals/ distributions ($)	Aggregate balance at last fiscal year end ($)
Michael Falcon	DAIP	1,698,349	759,306	—	2,457,655
Axel André	MDIP	—	—	—	—
Chad Myers	MDIP	1,080,000	438,816	—	6,524,230
Aimee DeCamillo	MDIP	—	—	—	—
Mark Mandich	MDIP	—	28,107	—	696,865
Craig Smith	MDIP	—	—	—	—

(1)

For Messrs. Myers and Mandich, amounts included in this column include the amounts reported in the “Above Market Earnings” column of the “All Other Compensation” table following the “Summary Compensation Table.”

Narrative disclosure to nonqualified deferred compensation plans table

Jackson National Life Management Deferred Income Plan

All of the NEOs are eligible to participate in the Jackson National Life Management Deferred Income Plan, which is an unfunded, non-qualified deferred compensation plan offered to a select group of management/highly compensated employees, including the NEOs. Participation in the plan, which is voluntary, provides participants the opportunity to defer income to a later date. Participants may elect to defer a portion of their salary, annual bonus, special compensation, and/or long-term incentive plan compensation during an open enrollment period that occurs prior to the year in which the compensation is earned. Amounts deferred are credited to a bookkeeping account and are always 100% vested. A participant may direct the deemed investment of his or her account among the notional investment options established by Jackson National Life. Payment elections may be made to occur upon termination of employment, or after a specified calendar year. Payment options include a single lump sum or annual installments not to exceed 25 years.

Deferred Annual Incentive Plan

Mr. Falcon was required to defer 40% of each short-term incentive award that he received. His annual incentive awards are deferred through the Deferred Annual Incentive Plan in the form of RSUs that are settled in Prudential ADRs on the third anniversary of grant, then are subject to an additional two year holding period during which they are subject to malus and clawback provisions. At the end of the holding period the Prudential ADRs will be released and he will be granted an additional number of Prudential ADRs to reflect the dividends that would have been payable during the holding period. Under the terms of the plan and his separation agreement, these RSUs remained outstanding following the termination of his employment and will be settled in accordance with the plan terms. Following the Demerger, the RSUs are expected to be exchanged for awards that are denominated in shares of JFI’s Class A common stock.

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Prudential Group Deferred Bonus Plan

Key control function heads and material risk takers, which for fiscal year 2020 included Messrs. André and Myers, are also required to defer 40% of the total variable compensation granted in each fiscal year in order to meet requirements under the draft Hong Kong IA Guideline on Group-Wide Corporate Governance. If the awards granted under the PLTIP are not a sufficient portion of a covered NEO’s variable compensation to achieve the required deferrals, then a portion of the NEO’s other variable compensation sufficient to meet the requirement is deferred under The Prudential Group Deferred Bonus Plan 2010 (the “Deferred Bonus Plan”). Deferrals under the Deferred Bonus Plan are made in the form of RSUs that are settled in Prudential ADRs after a three year deferral period. Following the Demerger, the RSUs will be exchanged for awards that are denominated in shares of JFI’s Class A common stock. At settlement, awards are increased to reflect dividends that were paid during the deferral period.

Potential Payments Upon Termination or Change in Control

The Company does not maintain a change in control severance plan. The following table shows the estimated potential payments to each active NEO as if the NEO’s employment had been terminated or a change in control had occurred as of December 31, 2020. These estimated benefits are provided under the terms of the incentive plans and employment agreements described below. The actual amounts that would be paid to any NEO can only be determined at the time of an actual termination of employment or change in control and would vary from those listed below. The estimated amounts listed below are in addition to any retirement, welfare and other benefits that are available to our salaried employees generally.

	Severance (Salary) ($)		Severance (Cash Incentive Compensation) ($)		Unvested Stock Awards ($)(1)		Unvested Options ($)(2)	Total ($)
Michael Falcon
Death(3) or Disability	—		—		7,821,058		647,007	8,468,065
Involuntary Termination w/o “Cause”	800,000	(4)	—		—		647,007	1,447,007
Qualifying Change in Control(5)	—		—		7,821,058		—	7,821,058
Qualifying Retirement	—		—		7,821,058		—	7,821,058
Axel André
Death(3) or Disability	—		1,773,900	(6)	4,279,255		—	6,053,155
Involuntary Termination w/o “Cause”	—		1,773,900	(6)	1,766,104	(7)	—	3,540,004
Qualifying Change in Control(5)	—		—		4,279,255		—	4,279,255
Qualifying Retirement	—		—		4,279,255		—	4,279,255
Chad Myers
Death(3) or Disability	—		4,500,000	(8)	11,106,898		—	15,606,898
Involuntary Termination w/o “Cause”	—		4,500,000	(8)	—		—	4,500,000
Qualifying Change in Control(5)	—		—		11,106,898		—	11,106,898
Qualifying Retirement	—		—		11,106,898		—	11,106,898
Aimee DeCamillo
Death(3) or Disability	—		1,634,853	(9)	4,380,822		—	6,015,675
Qualifying Change in Control(5)	—		—		4,380,822		—	4,380,822
Involuntary Termination w/o “Cause”(6)	—		1,634,853	(9)	—		—	1,634,853
Qualifying Retirement	—		—		4,380,822		—	4,380,822
Mark Mandich
Death(3) or Disability	—		960,526	(10)	3,465,168		—	4,425,694
Involuntary Termination w/o “Cause”	—		—		—		—
Qualifying Change in Control(5)	—		960,526	(10)	3,465,168		—	4,425,694
Qualifying Retirement	—		—		3,465,168		—	3,465,168
Craig Smith
Death(3) or Disability	—		516,655	(10)	1,717,236		—	2,233,891
Involuntary Termination w/o “Cause”	—		—		—		—	—
Qualifying Change in Control(5)	—		516,655	(10)	1,717,236		—	2,233,891
Qualifying Retirement	—		—		1,717,236		—	1,717,236

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(1)

The value of the lapse of the service vesting condition for unvested PSU awards granted under the PLTIP and RSU awards granted under the Restricted Stock Plan is calculated by multiplying the estimated number of PSUs and RSUs for which the service vesting is accelerated by the closing market price of a Prudential ADR as of December 31, 2020, which was $36.93.

For the 2018 PLTIP awards, amounts shown in this column include the value of the PSUs earned for the 2018-2020 performance period, pro-rated for the portion of the service-vesting period elapsed through December 31, 2020. For the 2019 and 2020 PLTIP awards, the service-vesting condition would lapse such that a pro-rated number of PSUs subject to the award (based on the number of months in the performance period that have elapsed through December 31, 2020) would remain outstanding until the end of the applicable performance period. Amounts in this column include the estimated value of the continued vesting of the prorated award, assuming maximum performance is achieved. For the 2019 and 2020 PLTIP awards, the actual number of PSUs (if any) vesting upon a qualifying termination due to disability, a qualifying change in control, or a qualifying retirement would be based on actual performance, and the PSUs would be settled following the end of the applicable performance period.

(2)

For Mr. Falcon’s options, the value shown is based on the difference between the aggregate exercise price of all accelerated options and the aggregate market value of the underlying Prudential ADRs as of December 31, 2020, calculated based on the closing market price of a Prudential ADR on that day of $36.93.

(3)

Upon the termination of a participant’s employment due to death, outstanding, unvested awards will vest in an amount determined by the Prudential Remuneration Committee with respect to Mr. Falcon and the JFI Remuneration Committee with respect to the other NEOs. Amounts reported in this table assume that the applicable committee would choose to vest a prorated portion of the award, based on the number of months elapsed through December 31, 2020, at maximum performance. Because the employment of Messrs. Falcon and André was terminated without cause prior to the vesting date, all outstanding PSUs granted under the PTIP were forfeited.

(4)

The amount set forth represents, in the event a notice of termination of employment is given by the Company pursuant to Mr. Falcon’s employment agreement, the value on December 31, 2020 of future payments (12 months’ base salary continuation) assuming that notice was given by the Company on December 31, 2020 and that the Company did not require Mr. Falcon to perform any further services during the 12-month notice period.

(5)

The values reported with respect to the accelerated service vesting of outstanding awards under the PLTIP and Restricted Stock Plan in the event of a participant’s employer ceasing to be a member of the Group, or a transfer of the business in which he or she works to a transferee which is not a member of the Group (referred to in the table above as a “qualifying change in control”) assume that no substitute awards were granted. In the event that substitute awards are granted, no accelerated service vesting would occur and unvested awards would be forfeited as of the date of the qualifying change in control.

(6)

The amount set forth represents the payment of Mr. André’s 2020 guaranteed bonus that he would have been entitled to under the terms of his offer letter on an involuntary termination other than for cause on December 31, 2020.

(7)

The amount set forth represents the lapse of the service vesting conditions for unvested buyout awards of RSUs and PSUs, calculated by multiplying the number of PSUs and RSUs for which the service vesting condition would lapse by the closing market price of a Prudential ADR as of December 31, 2020, which was $36.93.

(8)

The amount set forth represents the payment of Mr. Myers’ 2020 guaranteed bonus that he would have been entitled to under the terms of his offer letter on an involuntary termination other than for cause on December 31, 2020.

(9)

The amount set forth represents the payment of Ms. DeCamillo’s incentive compensation that she would have been entitled to under the terms of her offer letter on a termination other than for cause on December 31, 2020.

(10)

The amount set forth represents the value of the accelerated vesting of the outstanding awards granted to Messrs. Mandich and Smith in 2018 and 2019 under the PPM America, Inc. Performance Incentive Award Plan. Awards granted in 2020 would be forfeited.

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Equity Plans

PLTIP

The PLTIP provides for a pro rata vesting of awards, based on the duration of a participant’s service during the vesting period prior to termination, if a participant ceases to be an eligible employee due to (i) the participant’s termination due to disability, or due to retirement with the approval of his or her employer, (ii) a participant’s employing company or business ceasing to be a member of the Group, or (iii) the business in which a participant is employed being transferred (subject to continued performance conditions on terminations for specified reasons other than death); however, in the case of (ii) or (iii), if a substitute award is granted, no pro rata vesting will apply. Upon the termination of a participant’s employment due to death, outstanding, unvested awards will vest in an amount determined by the Prudential Remuneration Committee with respect to Mr. Falcon and the JFI Remuneration Committee with respect to the other NEOs. “Cause” is defined as a termination of employment in circumstances which entitle an employer to dismiss an employee summarily under the terms of his or her employment agreement or applicable law.

Prudential Restricted Stock Plan

Under the Prudential Restricted Stock Plan, generally if a participant’s employment is terminated due to a participant’s disability, redundancy, his or her employer ceasing to be a member of the Group, or a transfer of the business in which he or she works to a transferee which is not a member of the Group (a “Permitted Reason”), then a portion of any unvested outstanding award will vest, prorated for the participant’s period of service prior to termination, and calculated based on achievement of any applicable performance criteria through such date. However, in a termination due to an employer ceasing to be a member of the Group or being transferred to a transferee which is not a member of the Group, if a substitute award is granted, no pro rata vesting will apply. For the awards granted under the Prudential Restricted Stock Plan in connection with the Demerger (see “Retention Awards”), if a participant’s employment is terminated prior to the vesting date due to a Permitted Reason, all unvested RSUs will vest and will be released within 30 days of the original vesting date. In the event of a U.S. participant’s death, the Prudential Remuneration Committee with respect to Mr. Falcon, or the JFI Remuneration Committee with respect to the other NEOs, will determine whether and to what extent outstanding, unvested awards become vested.

Prudential plc 2019 Recruitment Plan and Option Agreement

Under the terms of the Prudential plc 2019 Recruitment Plan and Option Agreement, under which Mr. Falcon received a grant of nominal cost options over Prudential ADRs, if Mr. Falcon’s employment had terminated on December 31, 2020 for a reason other than Cause or due to his voluntary termination, then 100% of each unvested installment of options would have vested immediately; all outstanding options vested on his termination. “Cause” is defined as any reason which justifies the executive’s summary dismissal. In the event that (i) any person (either alone or together with any other person) obtains control of Prudential, or, already having control, makes a general offer to acquire all of the shares of the company; or (ii) the court approves a compromise or arrangement between Prudential and its members under section 899 of the U.K. Companies Act of 2006, and Mr. Falcon’s role is eliminated or reduced in scope, 100% of any installment of unvested options would fully vest. In the event of the occurrence of (i) or (ii) above where his role is not eliminated or reduced in scope, or if a resolution is passed for the winding up, or an order is made for the compulsory winding up of Prudential, then a prorated number of unvested options will vest.

Prudential Deferred Annual Incentive Plan and Prudential Deferred Bonus Plan

All outstanding RSUs deferred under the Deferred Annual Incentive Plan and Deferred Bonus Plan are settled in Prudential ADRs on a termination of employment due to a participant’s death or on a change in control. The balances of each NEO as of the end of fiscal year 2020 are set forth above in the table titled “Fiscal Year 2020 Nonqualified Deferred Compensation Plans.” For purposes of the Deferred Annual Incentive Plan, and Deferred Bonus Plan, a “change in control” means a change in the ownership or control of an affected company, or in the ownership of a substantial portion of the assets of an affected company. “Affected company” is defined

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as: (i) the company for whom the participant is performing services at the time of the change in control, (ii) a company that is liable for the payment of an award, (iii) a member of the Group that controls more than fifty percent of a company described in (i) or (ii) above, or (iv) a member of the Group that is in a chain of companies in which each company owns more than fifty percent of another company in the chain, ending in a company described in (i) or (ii) above.

Employment Agreements

Mr. Falcon’s employment agreement provided that if the Company terminated Mr. Falcon’s employment without cause, it must provide 12 months’ notice, or payment of base salary in lieu of any unexpired notice period. Because no notice was provided, on his termination he was entitled to payment of 12 months’ base salary. The Company is entitled to reduce payments of base salary in lieu of notice by compensation received by Mr. Falcon for any new employment that he commences during the notice period. Under the terms of his employment agreement, Mr. Falcon is subject to confidentiality provisions, and 12 month post-termination noncompetition and nonsolicitation restrictions.

Ms. DeCamillo’s offer letter provides that if her employment is terminated without cause after January 1, 2020 and prior to the payment of her annual bonus for the 2020 performance period, she will be paid a prorated bonus for 2020 based on actual performance.

Under the terms of Mr. André’s offer letter, because his employment was terminated without cause prior to the payment of his 2020 annual incentive plan payment, he is entitled to a severance payment of an amount equal to the bonus value at the time of his termination and any unvested buy-out RSUs outstanding as of his termination date will remain outstanding and will vest on their scheduled vesting date. Additionally, because his employment was terminated by the Company without cause prior to the payment of his 2021 annual bonus, he will be paid a prorated amount of such bonus, based on his service during the performance period. The prorated bonus will be paid at the time when bonus payments with respect to 2021 performance are generally made.

Separation Agreements

On April 5, 2021, Jackson National Life entered into a separation agreement with Mr. Falcon in connection with, and to settle all claims related to, the termination of his employment. Under this agreement, Mr. Falcon will retain 98,311 Prudential ADRs that had been previously deferred under the Deferred Annual Incentive Plan, has received a $20,498,600 cash lump sum payment and will receive an additional $3,000,000 cash lump sum payment on the payroll date on or immediately prior to October 1, 2021. As such agreement pertains to claims arising out of his employment prior to the Demerger and because Mr. Falcon was a member of the Group Executive Committee while serving as an officer of Jackson, Prudential has agreed to reimburse Jackson National Life for such amounts. Jackson National Life will also reimburse Mr. Falcon for the preparation of his tax returns for tax years 2020 and 2021. Pursuant to the separation agreement, Mr. Falcon has entered into certain covenants for the benefit of Jackson National Life, including twelve-month post-termination non-solicitation and non-interference covenants. Additionally, prior to reaching an agreement regarding the terms of the separation agreement, JFI made severance payments totaling $123,077 as required under the terms of Mr. Falcon’s employment agreement.

Jackson National Life entered into a separation agreement with Mr. André, dated as of March 26, 2021, in connection with the termination of his employment. Pursuant to the separation agreement, Mr. André (i) has received a lump sum cash payment of $4,103,538, in respect of various compensation related claims, including claims arising under his offer letter in respect of his guaranteed 2020 annual incentive award, (ii) will receive a lump sum cash payment of $192,200 in respect of his pro-rated 2021 annual bonus, at the time 2021 annual bonuses are paid to other employees, and (iii) will receive a lump sum payment of $443,100 in respect of his forfeited 2020 PLTIP award (valued at target performance) in January 2022. Pursuant to the separation agreement, Mr. André has entered into certain covenants for the benefit of Jackson National Life, including six-month post-termination non-solicitation and non-interference covenants, and a three-month post-termination non-competition covenant.

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In connection with the decision to reorganize PPM, a letter was provided to Mr. Mandich on October 18, 2020 specifying the terms of his transition. Pursuant to the letter, Mr. Mandich stepped down as President and Chief Executive Officer of PPM effective as of January 1, 2021, and is currently providing services in an advisory capacity. Under the terms of the letter, if he remains employed by PPM through May 1, 2021, or an earlier date specified by JFI, satisfies conduct and performance expectations, and executes a separation agreement and release of claims within 30 days following the termination of his employment, then he will be entitled to receive (i) a cash severance payment of $4,621,531, and (ii) a bonus payment in respect of his services in 2021 equal to his actual bonus earned for 2020, which was $3,175,253, prorated for his period of service in 2021. His severance payment and his prorated 2021 bonus will be paid in a lump sum within 30 days after the effective date of the separation agreement. The form of separation agreement includes an 18 month post-termination non-competition and non-solicitation provisions.

No other NEO is entitled to any payments under any other severance plan or arrangement.

PPM America, Inc. Performance Incentive Award Plan

Under the PPM America, Inc. Performance Incentive Award Plan, in the event of a change in control of the Company, awards that were granted at least one year prior to the date of such change in control will vest immediately. Upon a termination of employment due to disability or approved retirement, awards that were granted at least one year prior to the date of termination will remain outstanding and will vest on their original vesting date to the extent that applicable performance conditions are satisfied. Awards granted less than one year prior to a change in control or a termination for any reason will lapse upon such termination or change in control.

For purposes of the PPM America, Inc. Performance Incentive Award Plan, a “change in control” is defined as a change in the ownership or effective control of the relevant company, or in the ownership of a substantial portion of the assets of the relevant company; the Company is a “relevant company” for purposes of the plan.

Compensation of Directors

For the 2020 fiscal year, no non-executive directors served on the JFI Board, and no director received compensation for service as a director on the JFI Board.

Effective February 1, 2021, Steven A. Kandarian was appointed Chair of the JFI Board. Prudential agreed that Mr. Kandarian would receive payment of $1,000,000 per year for his services, in a combination of cash and JFI equity to be determined by the Board. However, we expect that this compensation arrangement will be restructured once a Nominating and Governance Committee is formed. We anticipate that he will be awarded an initial equity grant, as permitted by the terms of the Omnibus Incentive Plan, and that the amount payable annually in respect of his continuing services will be significantly less than $1,000,000, with at least fifty percent of his annual compensation payable in equity.

We expect to implement a non-officer director compensation program following the Demerger, including a mix of cash and equity compensation as well as certain benefits.

Compensation Risk Assessment

The Company monitors the risk associated with our compensation programs and individual executive compensation decisions on an ongoing basis. Risk management considerations inform decisions about compensation architecture and performance measures to ensure that risk management, culture and conduct are appropriately reflected in the design and operation of the NEOs’ compensation. The Company’s Risk function provides oversight by regular reporting to pertinent committees and independent risk monitoring, and the Company’s Chief Risk Officer (the “CRO”) prepares a written report that is reviewed by the Group Chief Risk and Compliance Officer on an annual basis and which he shares with the JFI Remuneration Committee. This report covers behaviors and adherence to risk appetite and provides input on variable remuneration outcomes for the staff within the JFI Remuneration Committee’s remit, including the NEOs. In addition, the Jackson National Life Board annually meets with the CRO, General Counsel and Chief Audit Executive for a discussion of control function input to compensation and receives an in-depth presentation of the recommendation of the Jackson Compensation Committee regarding compensation. These risk monitoring and assessment mechanisms for 2020 led us to conclude that our compensation programs do not encourage unnecessary or excessive risk-taking and do not create risks that are reasonably likely to have a material adverse effect on the Company.

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The Prudential Remuneration Committee seeks advice from the Prudential Group Risk Committee on risk management considerations to inform decisions about compensation architecture and performance measures to ensure that risk management, culture and conduct are appropriately reflected in the design and operation of the remuneration of Group Executive Committee members, including that of Mr. Falcon.

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BENEFICIAL OWNERSHIP OF COMMON STOCK

Prior to the completion of the Demerger, Prudential owned approximately 90.2% of JFI’s outstanding Class A common stock (representing approximately 90.1% of the total combined voting power of JFI’s common stock and approximately 88.9% of JFI’s total common stock). Following the completion of the Demerger, Prudential will own approximately                  shares of Class A common stock, representing approximately 19.9% of the total combined voting power of JFI’s common stock and approximately 19.7% of JFI’s total common stock and Athene will own approximately                 shares of Class A common stock and approximately                 shares of Class B common stock, representing approximately 9.9% of the total combined voting power of JFI’s common stock and approximately 11.1% of JFI’s total common stock.

The following table sets forth information as of             , 2021 with respect to the expected beneficial ownership of our common stock immediately after the Demerger by:

•	each person known to own beneficially more than five percent of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current executive officers and directors as a group.

To the extent our directors and executive officers own Prudential ordinary shares or Prudential ADRs as of the Record Date for the Demerger, they will participate in the Demerger on the same terms as other holders of Prudential ordinary shares or Prudential ADRs.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Prudential’s ordinary shares or Prudential ADRs on                 , 2021, giving effect to a distribution ratio of one share of Class A common stock for every 40 Prudential ordinary shares.

The amounts and percentages of shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Immediately following the completion of the Demerger, approximately                 shares of Class A common stock and                  shares of Class B common stock will be issued and outstanding.

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Except as otherwise indicated in these footnotes, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock. Unless otherwise set forth in the footnotes to the table, the address for each listed stockholder is c/o 1 Corporate Way, Lansing, Michigan 48951.

	Shares Beneficially Owned				% of Total Combined Voting Power	% of Total Common Stock
Name of Beneficial Owner	Class A		Class B
	Shares	%	Shares	%
Prudential(1)			—	—
Athene(2)				100
Steven Kandarian			—	—
Laura Prieskorn			—	—
Gregory Durant			—	—
Derek Kirkland			—	—
Martin Lippert			—	—
Russell Noles			—	—
Esta Stecher			—	—
Michael Falcon			—	—
Axel André			—	—
Aimee DeCamillo			—	—
Mark Mandich			—	—
Chad Myers			—	—
Craig Smith			—	—
All directors, director nominees and executive officers as a group (17 persons)			—	—

*	Less than one percent.
(1)

Immediately prior to the Demerger, Prudential plc will be the record holder of approximately                  shares of Class A common stock. Prudential’s principal place of business is 1 Angel Court, London EC2R 7AG, England.

(2)

Athene Co-Invest Reinsurance Affiliate 1A Ltd. is the record holder of approximately                  shares of Class A common stock and approximately                  shares of Class B common stock. Athene Co-Invest Reinsurance Affiliate 1A Ltd. is a subsidiary of Athene. Athene’s principal place of business is 96 Pitts Bay Road, Pembroke HM08 Bermuda.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Person Transactions

Prior to the completion of the Demerger, we expect that our board of directors will approve policies and procedures with respect to the review and approval of certain transactions between us and a “Related Person,” or a “Related Person Transaction,” which we refer to as our “Related Person Transaction Policy.” Pursuant to the terms of the Related Person Transaction Policy, our board of directors, acting through our Audit Committee, must review and decide whether to approve or ratify any Related Person Transaction. Any Related Person Transaction is required to be reported to our legal department, which will then determine whether it should be submitted to our Audit Committee for consideration. The Audit Committee must then review and decide whether to approve any Related Person Transaction.

For the purposes of the Related Person Transaction Policy, a “Related Person Transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we (including any of our subsidiaries) were, are or will be a participant and the amount involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect interest.

A “Related Person,” as defined in the Related Person Transaction Policy, means any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of JFI or a nominee to become a director of JFI; any person who is known to be the beneficial owner of more than five percent of our common stock; any immediate family member of any of the foregoing persons, including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than five percent beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than five percent beneficial owner; and any firm, corporation or other entity in which any of the foregoing persons is a general partner or, for other ownership interests, a limited partner or other owner in which such person has a beneficial ownership interest of ten percent or more.

Relationship with Prudential Following the Demerger

We are presently an indirect majority-owned subsidiary of Prudential and have been part of Prudential’s consolidated business operations. Following the Demerger, we expect that Prudential will hold shares of our outstanding Class A common stock representing approximately 19.9% of the total combined voting power and approximately 19.7% of the total common stock of the Company.

As part of the Demerger, we have entered into the Demerger Agreement and Registration Rights Agreement with Prudential to effect the Demerger and to provide a framework for our relationship with Prudential after the Demerger. The agreements summarized in this section are included as exhibits to the Form 10 registration statement of which this information statement forms a part, and the following summaries of those agreements are qualified in their entirety by reference to those agreements.

Demerger Agreement

We have entered into the Demerger Agreement with Prudential in connection with the Demerger. The Demerger Agreement was entered into to effect the Demerger and to govern the post-Demerger obligations of the Prudential Group and the Company in respect of, among other things, data sharing and their respective indemnity obligations. We expect that the Demerger will be effective on             , 2021, the Distribution Date for Prudential Shareholders on the UK Register, provided that the following conditions have been satisfied:

•	the approval of the Demerger by Prudential Shareholders at the Prudential General Meeting;

•	the approval of the Demerger by the Prudential Board;

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completion of the pre-completion reorganization (whereby all of the shares of Class A common stock held by PUSH are distributed to PCAL, and then such shares are distributed from PCAL to Prudential to ensure that, immediately prior to completion of the Demerger, JFI is a direct majority-owned subsidiary of Prudential) and the reclassification of our common stock;

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that the Form 10, of which this information statement is a part, has been declared effective by the SEC under the Exchange Act, no stop order suspending the effectiveness of the Form 10 will be in effect and no proceedings for that purpose will be pending before or threatened by the SEC;

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any regulatory approvals that have been obtained and which are required for the implementation of the Demerger not having been withdrawn, revoked or rescinded (and such regulatory approvals not having lapsed);

•	Prudential’s sponsor’s agreement with Goldman Sachs International not having terminated;

•	acceptance by the NYSE of our Class A common stock for listing, subject to official notice of issuance; and

•	the no objection letter issued by the Hong Kong Stock Exchange regarding the Demerger pursuant to Practice Note 15 of the Hong Kong Listing Rules has not be withdrawn.

The Demerger Agreement provides that Prudential and the Company will pay for their own costs incurred as a result of, or incidental to, the Demerger. The Demerger Agreement also contains mutual indemnification provisions pursuant to which JFI indemnifies Prudential against losses, costs, damages and expenses of any kind suffered or arising, directly or indirectly, from or in consequence of the business carried on by the Company prior to the separation and Prudential indemnifies JFI against losses, costs, damages and expenses of any kind suffered or arising, directly or indirectly, from or in consequence of the business carried on by Prudential and its affiliates other than the Company prior to the separation. Claims made under these mutual cross indemnification provisions by the indemnified party will be subject to the right of the indemnifying party to defend any such claim and are required to be paid by the indemnifying party. In addition, Prudential and the Company will be permitted access to each other’s corporate data and corporate personal data for a specified period following the separation and each have agreed to keep such information confidential, subject to certain exemptions.

Treatment of Outstanding Equity Awards

Outstanding incentive compensation awards with respect to Prudential equity granted under the Prudential Long Term Incentive Plan 2013, the Prudential Group Deferred Bonus Plan 2010, the Prudential Deferred Annual Incentive Plan 2013 and the Prudential Restricted Stock Plan 2015 (the “Prudential Share Schemes”) are expected to be adjusted in connection with the Demerger. It is expected that, with respect to awards of equity granted under the Prudential Share Schemes that are outstanding on the distribution date, for awards held by current and former employees (the “Prudential Employees”) or non-employee directors of Prudential as of the separation, the number of Prudential shares subject to such awards will be adjusted to reflect the distribution, but awards will otherwise remain outstanding and subject to the same general terms and conditions. Outstanding Prudential Share Scheme awards held by any individual who is a current or former employee of the Company (each, a “Company Employee”) will be converted into awards that will be denominated in shares of JFI common stock and will be adjusted in a manner intended to preserve the intrinsic value of the award.

Time-Vesting Restricted Stock Units. It is expected that restricted share units (“RSUs”) granted under the Prudential Share Schemes that are subject solely to time-based vesting conditions and are held by Company Employees and outstanding on the distribution date will be converted into RSUs that will be denominated in Company common stock, on terms and conditions that are generally the same as, or no less favorable than, the Prudential RSUs, with appropriate adjustments to the number of shares subject to such RSUs in order to preserve their value immediately following the separation.

Performance-Vesting Restricted Stock Units. It is expected that performance share units (“PSUs”) granted under the Prudential Share Schemes that are subject to both time-vesting and performance-based vesting conditions and are held by Company Employees and outstanding on the distribution date will be converted into PSUs that will be denominated in Company common stock, on terms and conditions that are generally the same, or are no less favorable than, the Prudential PSUs, with appropriate adjustments to (i) the number of shares subject to such PSUs in order to preserve their value immediately following the separation and (ii) the performance conditions applicable to such PSUs.

Deferred Restricted Stock Units. It is expected that deferred restricted share units (“Deferred RSUs”) granted under Prudential equity plans that are held by Company Employees and outstanding on the distribution

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date will be converted into Deferred RSUs that will be denominated in Company common stock, on terms and conditions that are generally the same, or are no less favorable than, the Prudential Deferred RSUs, including settlement dates and applicable holding periods, with appropriate adjustments to the number of shares subject to such Deferred RSUs in order to preserve their value immediately following the separation.

Prudential Group Share Incentive Plan Awards and Prudential Savings-Related Share Option Scheme. Company Employees participating in the Prudential Group Share Incentive Plan will be treated as good leavers under the relevant plan rules and their Prudential Shares will be transferred to them following the Demerger. Company Employees will not be able to acquire any further Prudential Shares under this plan following the Demerger. Company Employees participating in the Prudential Savings-Related Share Option Scheme will be treated as good leavers and may exercise their option(s) until the end of their original exercise period. To the extent not exercised, options will lapse upon the expiration of the exercise period.

Registration Rights Agreement

We have entered into a Registration Rights Agreement with Prudential and Athene in connection with the Demerger. The Registration Rights Agreement provides Prudential and permitted transferees certain registration rights relating to shares of Class A common stock beneficially owned by Prudential whereby, at any time following the completion of the Demerger, Prudential and permitted transferees may require us to register under the Securities Act all or any portion of these shares, a so-called “demand registration,” subject to certain limitations. We will not be obligated to effect more than one demand registration in any 90-day period. Prudential and permitted transferees will also have “piggyback” registration rights, such that Prudential and permitted transferees may include their respective shares in any future registrations of our equity securities, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our stockholders.

The Registration Rights Agreement sets forth customary registration procedures, including an agreement by us to make our management reasonably available to participate in road show presentations in connection with any underwritten offerings. We have also agreed to indemnify Prudential and permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us for use in a registration statement by Prudential or any permitted transferee.

Certain Insurance Regulatory Governance Restrictions on Prudential

In connection with disposition of control filings with DIFS and NYSDFS as part of the Demerger process, Prudential has agreed that it will not, directly or indirectly:

•	Acquire or retain shares of our common stock in a manner that would cause Prudential’s ownership to exceed 19.9% of the shares of our common stock;

•	Purchase our common stock other than solely for investment purposes, and not for the purposes of acquiring or seeking to acquire control over the Company or our insurance subsidiaries;

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By any means direct or cause the direction, or attempt to direct or cause the direction, of the management or policies of, including exercising or attempting to exercise a controlling influence over the management or policies of the Company or otherwise exercise or attempt to exercise control over the Company;

•	Propose a director or slate of directors for election to our board of directors in opposition to a nominee or slate of nominees proposed by the management or our board of directors;

•	Seek or accept representation on our board of directors;

•	Solicit or participate in soliciting proxies with respect to any matter presented to our stockholders; or

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•	Dispose or threaten to dispose of an equity interest in the Company in any manner as a condition or inducement of specific action or non-action by the Company.

Other Transactions with Prudential

Surplus Note

On November 6, 2019, JFI, through its subsidiary, Brooke Life, issued a 4.5% surplus note payable to Prudential, in the principal amount of $2.0 billion, due November 6, 2059. In exchange, JFI remitted a return of capital of $2.0 billion to Prudential. In June 2020, JFI formed a new subsidiary, Jackson Finance, a Michigan limited liability company. Subsequently, Prudential and Jackson Finance entered into an Assignment and Assumption Agreement, whereby Prudential assigned to Jackson Finance all of its right, title and interest in a $2.0 billion surplus note previously issued by an affiliate of JFI to Prudential in exchange for Jackson Finance giving an undertaking to Prudential to pay the JF Receivable. Subsequently, JFI issued 374 shares of Class A common stock to a Prudential affiliate, before giving effect to the stock split to be effected prior to the Demerger, pursuant to a share subscription and accepted the JF Receivable in settlement of the share subscription, ultimately resulting in a cashless transaction in which the surplus note was contributed to JFI. Interest expense paid to Prudential was $14 million and $41 million in 2019 and 2020, respectively.

Bank Loan

On November 7, 2019, we issued a $350.0 million short-term note payable to Standard Chartered Bank, which was guaranteed by Prudential. In exchange, we paid a special dividend of $350.0 million to Prudential. On June 24, 2020, we transferred the loan to a Prudential affiliate in connection with the Debt Restructuring, ultimately resulting in a cashless transaction, whereby the note was transferred to a Prudential affiliate and stockholders’ equity increased by $350 million.

Investment Management Agreements

PPM provides investment management services to Prudential affiliates directly or through affiliate-appointed service providers through various investment management and investment sub-advisory agreements. PPM is paid management fees in accordance with the fee schedules set forth in the various agreements. The management fees vary depending on the nature of the investment strategy and the services PPM provides. For the years ended December 31, 2020, 2019 and 2018, payments under these investment management arrangements from Prudential affiliates totaled $39.6 million, $35.3 million and $74.2 million (2018 included payments from a Prudential affiliate that was demerged in 2019), respectively.

Administrative Services

Pursuant to an Administrative Services Agreement, PPM provides certain basic administration services, such as facilities, information technology support, human resources assistance and local finance and accounting administrative assistance to Eastspring Investments Inc., an Eastspring satellite office located in Chicago, which is an affiliate of Prudential. Eastspring Investments Inc. pays PPM an annual fee for these services. In anticipation of the Demerger, PPM and Eastspring are currently reviewing the shared services operating model with an intent to separate these services in the second quarter of 2021. For the years ended December 31, 2020, 2019 and 2018, these payments totaled $0.1 million, $0.1 million and $0.1 million, respectively.

Revolving Credit Facility

On March 17, 2020, Prudential and PPM entered into a loan agreement pursuant to which Prudential made available to PPM a revolving credit facility for $50.0 million in aggregate principal amount. On June 3, 2020, PPM provided Prudential its notice of its intent to repay Prudential the outstanding principal balance of the loan, plus all accrued interest and commitment fees. Upon repayment, the loan agreement was terminated. For the year ended December 31, 2020, payments to Prudential totaled $0.04 million.

Information Security & Data Center Services

On October 1, 2017, one of our subsidiaries entered into a master services agreement with an affiliate of M&G plc to provide for information technology services and data storage. In connection with the demerger of M&G plc

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from Prudential in October 2019, the affiliate of M&G plc ceased to be an affiliate of Prudential and the master services agreement remained with M&G plc. For the years ended December 31, 2019 and 2018, fees billed by our subsidiary pursuant to the master services agreement totaled $3.6 million and $2.8 million, respectively.

On October 9, 2020, Intra-Group Service Terms setting forth basic terms and conditions pertaining to any intra-group services agreement to be entered into between Prudential affiliates were issued. Our subsidiary entered into two intra-group services agreements with Prudential affiliates for the provision of information security services, both of which had January 1, 2020 effective dates, that incorporated the Intra-Group Service Terms. For the years ended December 31, 2020 and 2019, fees payable to our subsidiary pursuant to the two intra-group services agreements totaled $4.6 million and $2.9 million, respectively.

Relationship with Athene

Reinsurance Agreement

On June 18, 2020, we entered into a funds withheld coinsurance agreement with Athene effective June 1, 2020 to reinsure a 100% quota share of a block of our in-force fixed and fixed index annuity liabilities in exchange for approximately $1.2 billion in ceding commissions. We allocated investments with a book value of approximately $25.6 billion in support of reserves associated with the transaction to segregated funds withheld accounts, which investments are subject to an investment management agreement between the Company and Apollo Insurance Solutions Group LP. To further support its obligations under the reinsurance agreements, Athene procured $1.2 billion in letters of credit for our benefit and established a trust account for our benefit funded with assets with a book value of approximately $69.5 million at December 31, 2020.

Investment Agreement

On June 18, 2020, we entered into an investment agreement with Athene pursuant to which Athene agreed to invest $500 million in the Company for Class A common stock and Class B common stock, representing approximately 9.9% of the total combined voting power and approximately 11.1% of the total common stock of the Company. The investment closed on July 17, 2020.

Stockholder Agreement

On July 17, 2020, we entered into a stockholder agreement with Athene governing the relationship between the Company and Athene, including matters related to corporate governance, terms and conditions regarding the ownership of common stock of the Company, including restrictions on the transfer of common stock owned by Athene, and certain consent and information rights. Pursuant to the stockholder agreement, so along as Athene owns at least 8% of the outstanding common stock of the Company, it will have the right to designate one individual to attend in person or join telephonically all meetings of the board of directors, the audit committee and the risk committee in a non-voting, observer capacity. Athene’s board observer right and provisions regarding transfer of common stock (including transfer restrictions and any right of first refusal, tag-along right or drag-along right), and all consent and information rights of Athene will terminate automatically upon the consummation of the Demerger.

Registration Rights Agreement

We have entered into a Registration Rights Agreement with Prudential and Athene in connection with the Demerger. The Registration Rights Agreement provides Athene certain registration rights relating to shares of our common stock held by Athene whereby, at any time following the expiration of the lock-up period, Athene and its permitted transferees may require us to register under the Securities Act, all or any portion of these shares, a so-called “demand registration,” subject to certain limitations. Athene’s lock-up period will end on the earlier of (x) the first anniversary of the completion date of the Demerger and (y) the 90th day following the completion date of the first SEC-registered secondary offering by Prudential. We will not be obligated to effect more than one demand registration in any 90-day period. Athene also has “piggyback” registration rights, such that Athene and its permitted transferees may include their respective shares in any future registrations of our equity securities whenever we propose to register any of our equity securities for our own account.

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The Registration Rights Agreement also sets forth customary registration procedures, including an agreement by us to make our management reasonably available to participate in road show presentations in connection with any underwritten offerings. We will also agree to indemnify Athene and its permitted transferees with respect to liabilities resulting from untrue statements or omissions of material facts in any registration statement used in any such registration or any violation by us of any rule or regulation promulgated under the Securities Act or any state securities laws applicable to us, other than untrue statements or omissions resulting from information furnished to us for use in a registration statement by Athene or any permitted transferee.

Letter Agreement

We have entered into a Letter Agreement with Prudential and Athene in connection with the Demerger pursuant to which Athene (i) has the right to participate in private sales by Prudential of our Class A common stock, (ii) has agreed to consent to the amendment and restatement of our certificate of incorporation and our entry into the Demerger Agreement and the Registration Rights Agreement in connection with the Demerger, (iii) will have consent rights over certain matters pursuant to the Demerger Agreement and (iv) will, in Prudential’s sole discretion, have the right to participate in demand registrations requested by Prudential pursuant to the Registration Rights Agreement.

Director Indemnification Agreements

Prior to the completion of the Demerger, we will enter into indemnification agreements with our directors. The indemnification agreements will provide the directors with contractual rights to indemnification and expense rights. See “Description of Capital Stock—Limitations on Liability and Indemnification.”

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DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock will consist of 900,000,000 shares of Class A common stock, par value $0.01 per share, 100,000,000 shares of Class B common stock, par value $0.01 per share, and 100,000,000 shares of undesignated preferred stock, par value $1.00 per share. Immediately following the completion of the Demerger, approximately                 shares of our Class A common stock and approximately                 shares of our Class B common stock will be issued and                 outstanding.

Common Stock

Except as otherwise expressly provided in our certificate of incorporation or as required by applicable law and as described herein, our Class A common stock and Class B common stock have the same rights, are equal in all respects and are treated by us as if they were one class of shares.

Voting Rights

Shares of Class A common stock are entitled to one vote per share and shares of Class B common stock are entitled to one-tenth of one vote per share. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except as otherwise required by applicable law and as specified in our certificate of incorporation. All of our Class B common stock is owned by Athene for insurance regulatory purposes.

Conversion Rights

At any time that a holder of shares of Class B common stock, together with its affiliates and permitted transferees, does not beneficially own at least 9.9% of the total combined voting power of our outstanding common stock, all of such holder’s shares of Class B common stock shall automatically convert into shares of Class A common stock on a one-to-one basis as specified in our certificate of incorporation, except that, if following such conversion, such holder would beneficially own more than 9.9% of the total combined voting power of our outstanding common stock, the number of shares of Class B common stock that shall automatically convert into shares of Class A common stock shall equal the number that, when added to the number of shares of Class A common stock owned by such holder and its affiliates and permitted transferees prior to such conversion and the number of shares of Class B common stock owned by such holder and its affiliates and permitted transferees following such conversion, equals nine and nine-tenths percent (9.9%) of the total combined voting power of the outstanding shares of our common stock following such conversion (rounded down to the nearest whole share). Shares of Class B Common Stock shall automatically convert into shares of Class A Common Stock on a one-to-one basis upon any person other than Athene or its affiliates or permitted transferees becoming the owner of such shares.

Dividends

Any dividend paid or payable to the holders of shares of Class A common stock and Class B common stock will be paid on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon and by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon, each voting separately as a class, provided, however, that if a dividend is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of Class A common stock will receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock will receive Class B common stock (or rights to acquire shares of Class B common stock), with holders of Class A common stock and Class B common stock receiving an identical number of shares of Class A common stock or Class B common stock (or rights to acquire such

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stock, as the case may be), unless approved by the affirmative vote of a majority of the voting power of the then outstanding shares of Class A common stock entitled to vote thereon and by the affirmative vote of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon, each voting separately as a class. For the avoidance of doubt, shares of Class A common stock or rights to acquire Class A common stock may not be issued, paid or otherwise distributed to holders of Class B common stock or rights to acquire Class B common stock unless approved by the affirmative vote of a majority of the then-outstanding shares of Class A common stock entitled to vote thereon.

A dividend payable in shares of any class or series of securities of the Company or any other person, other than shares of Class A common stock or Class B common stock (or rights to acquire Class A common stock or rights to acquire Class B common stock) may be declared and paid on the basis of a distribution of (i) identical securities, on an equal per share basis, to holders of Class A common stock and Class B common stock or (ii) a separate class or series of securities to the holders of shares of Class A common stock and a different class or series of securities to the holders of shares of Class B common stock, on an equal per share basis to such holders; provided that, in connection with a dividend payable in shares pursuant to (ii) above, such separate classes or series of securities do not differ in any respect other than their relative voting rights, with holders of Class B common stock receiving the class or series of securities having less relative voting rights and the holders of shares of Class A common stock receiving securities having greater relative voting rights; provided that the highest relative voting rights are no more than 10 times greater than the lesser relative voting rights; provided further, that unless approved by the affirmative vote of a majority of the voting power of the then-outstanding shares of Class A common stock, entitled to vote thereon, the class or series of securities received by the holders of the Class A common stock shall provide for one vote per share.

Our ability to pay dividends on our common stock is subject to our subsidiaries’ ability to pay dividends to us. See “Dividend Policy.”

Change of Control or Merger Transaction

The holders of Class A common stock will not be entitled to receive economic consideration for their shares in excess of that payable to the holders of Class B common stock in the event of a change of control transaction (as defined in the certificate of incorporation), unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class A Common Stock entitled to vote thereon and by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class B Common Stock entitled to vote thereon, each voting separately as a class. However, in any such event involving consideration in the form of securities of another corporation or other entity, then the holders of shares of Class A common stock shall have their shares of Class A common stock converted into, or may otherwise be paid or distributed, such securities with a greater number of votes per share (but in no event greater than 10 times, provided that, unless otherwise approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon, the class or series of securities received by the holders of Class A common stock shall provide for one vote per share) than such securities into which shares of Class B common stock are converted, or which are otherwise paid or distributed to the holders of shares of Class B common stock, without any requirement that such different treatment be approved by the holders of shares of Class A common stock and Class B common stock, each voting separately as a class.

Any merger or consolidation that is not a change of control transaction will require approval by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon and by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon, each voting separately as a class, unless (i) the shares of Class A common stock and Class B common stock outstanding immediately prior to such merger or consolidation are treated equally, identically and ratably, on a per share basis, including whether such shares remain outstanding and with respect to any consideration into which such shares are converted or any consideration paid or otherwise distributed to stockholders or (ii) such shares are converted on a pro rata basis into shares of the surviving entity or its parent in such transaction having identical rights, powers

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and privileges to the shares of Class A common stock and Class B common stock in effect immediately prior to such merger or consolidation, respectively; provided that if the voting power of the Class A common stock, including the voting power of the Class A common stock relative to the voting power of the Class B common stock, would be adversely affected by such merger or consolidation, the approval by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class A common stock shall be required.

Liquidation

In the event of our dissolution, liquidation or winding-up of our affairs, whether voluntary or involuntary, after payment of all our preferential amounts required to be paid to the holders of any series of preferred stock, our remaining assets legally available for distribution, if any, will be distributed among the holders of the shares of Class A common stock and Class B common stock, treated as a single class, pro rata based on the number of shares held by each such holder, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding Class A common stock and a majority of the voting power of the then-outstanding Class B common stock, voting separately.

Reclassification

We will not reclassify, subdivide or combine one class of our common stock without reclassifying, subdividing or combining each other class of our common stock in a manner that maintains the same proportionate equity ownership and voting rights between the holders of the outstanding shares of Class A common stock and the holders of the outstanding shares of Class B common stock on the record date for such reclassification, split, subdivision or combination, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class A common stock entitled to vote thereon and by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class B common stock entitled to vote thereon, each voting separately as a class; provided that if the voting power of the Class A common stock, including the voting power of the Class A common stock relative to the voting power of the Class B common stock, would be adversely affected by such reclassification, split, subdivision or combination, the approval by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of Class A common stock shall be required.

Other Provisions

The holders of our common stock will not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock will not be subject to future calls or assessments by us. The rights and privileges of holders of our common stock are subject to any series of preferred stock that we may issue in the future, as described below.

There is currently no public trading market for our Class A common stock.

As of March 31, 2021, we had 887 shares of Class A common stock outstanding and 13 shares of Class B common stock outstanding, before giving effect to the stock split to be effected prior to the Demerger, and two holders of record of Class A common stock and one holder of record of Class B common stock.

Preferred Stock

Under our certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. Upon the completion of the Demerger, no shares of our authorized preferred stock will be outstanding.

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Because the board of directors will have the power to establish the preferences and rights of the shares of any additional series of preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting and dividend rights, senior to the rights of holders of our common stock, which could adversely affect the holders of the common stock and could delay, discourage or prevent a takeover of us even if a change of control of our company would be beneficial to the interests of our stockholders.

Annual Stockholders Meeting

Our bylaws will provide that annual stockholders meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.

Special Meeting of Stockholders

Our certificate of incorporation will provide that a special meeting of stockholders may be called only by the Chair of our board of directors, by a resolution adopted by a majority of our board of directors or by the Secretary upon written request of one or more record holders representing ownership of 25% or more of the total combined voting power of our outstanding shares of common stock entitled to vote on the business to be brought before the proposed special meeting.

Voting

The affirmative vote of a plurality of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote on the election of directors will decide the election of any directors, and the affirmative vote of a majority of the shares of our common stock present, in person or by proxy, at the meeting and entitled to vote at any annual or special meeting of stockholders will decide all other matters voted on by stockholders, unless the question is one upon which, by express provision of law, under our certificate of incorporation, or under our bylaws, a different vote is required, in which case such provision will control.

Amendments to our Certificate of Incorporation and Bylaws

Our certificate of incorporation may be amended by both the affirmative vote of a majority of our board of directors and the affirmative vote of the holders of a majority of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders.

In addition, our bylaws may be amended or repealed, or new bylaws may be adopted, by the affirmative vote of a majority of our board of directors, or by the affirmative vote of the holders of a majority of the outstanding shares of our common stock then entitled to vote at any annual or special meeting of stockholders.

Anti-Takeover Effects of our Certificate of Incorporation and Bylaws

The provisions of our certificate of incorporation and bylaws summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that you might consider in your best interest, including an attempt that might result in your receipt of a premium over the market price for your shares. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which could result in an improvement of their terms.

Authorized but Unissued Shares of Common Stock. After the completion of the Demerger,                  shares of our common stock will be outstanding. The remaining shares of authorized and unissued common stock will be available for future issuance without additional stockholders approval. While the additional shares are not designed to deter or prevent a change of control, under some circumstances we could use the additional shares to create voting impediments or to frustrate persons seeking to effect a takeover or otherwise gain control by, for example, issuing those shares in private placements to purchasers who might side with our board of directors in opposing a hostile takeover bid.

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Authorized but Unissued Shares of Preferred Stock. Under our certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and the relative participating, optional or other special rights and qualifications, limitations and restrictions of each series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series. The existence of authorized but unissued preferred stock could reduce our attractiveness as a target for an unsolicited takeover bid since we could, for example, issue shares of preferred stock to parties who might oppose such a takeover bid or shares that contain terms the potential acquiror may find unattractive. This may have the effect of delaying or preventing a change of control, may discourage bids for the common stock at a premium over the market price of the common stock, and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock.

Removal of Directors. Our bylaws will provide that directors may be removed, with or without cause, at any time upon the affirmative vote of holders of at least a majority of the outstanding shares of common stock then entitled to vote at an election of directors. Any vacancy in the Board shall be filled by an affirmative vote of at least a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

Stockholders Advance Notice Procedure. Our bylaws will establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting of our stockholders. The bylaws will provide that any stockholders wishing to nominate persons for election as directors at, or bring other business before, an annual meeting must deliver to our corporate secretary a written notice of the stockholder’s intention to do so. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company. To be timely, the stockholder’s notice must be delivered to our corporate secretary at our principal executive offices not less than 90 days nor more than 120 days before the first anniversary date of the annual meeting for the preceding year; provided, however, that in the event that the annual meeting is set for a date that is more than 30 days before or more than 70 days after the first anniversary date of the preceding year’s annual meeting, a stockholder’s notice must be delivered to our corporate secretary (x) not less than 90 days nor more than 120 days prior to the meeting or (y) no later than the close of business on the 10th day following the day on which a public announcement of the date of the meeting is first made by us.

No Stockholders Action by Written Consent. Our certificate of incorporation will provide that stockholders action may be taken only at an annual meeting or special meeting of stockholders.

Delaware Anti-Takeover Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or subsidiary with an interested stockholder including a person or group who beneficially owns 15% or more of the corporation’s voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Section 203 permits corporations, in their certificate of incorporation, to opt out of the protections of Section 203. We have not opted out of Section 203 and will be governed by Section 203.

Insurance Regulations. The insurance laws and regulations of the various states in which our insurance subsidiaries are organized may delay or impede a business combination or other strategic transaction involving us. State insurance laws prohibit an entity from acquiring control of an insurance company without the prior approval of the domestic insurance regulator. Under most states’ statutes, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. These regulatory restrictions may delay, deter or prevent a potential merger or sale of our company, even if the Board decides that it is in the best interests of stockholders for us to merge or be sold. These restrictions also may delay sales by us or acquisitions by third parties of our subsidiaries. See “Business—Regulation—Insurance Regulation.”

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Limitations on Liability and Indemnification

Our certificate of incorporation will contain provisions relating to the liability of directors. These provisions will eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except in circumstances involving:

•	any breach of the director’s duty of loyalty;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derives an improper personal benefit.

The principal effect of the limitation on liability provision is that stockholders will be unable to prosecute an action for monetary damages against a director unless the stockholders can demonstrate a basis for liability for which indemnification is not available under the DGCL. These provisions, however, should not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws. The inclusion of this provision in our certificate of incorporation may discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. In addition, your investment may be adversely affected to the extent we pay costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Our bylaws will require us to indemnify and advance expenses to our directors and officers to the fullest extent not prohibited by the DGCL and other applicable law, except in the case of a proceeding instituted by the director without the approval of our board of directors. Our bylaws will provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest and, with respect to any criminal proceeding, have had no reasonable cause to believe his or her conduct was unlawful.

Prior to the completion of the Demerger, we will enter into an indemnification agreement with each of our directors. The indemnification agreement will provide our directors with contractual rights to the indemnification and expense advancement rights provided under our bylaws, as well as contractual rights to additional indemnification as provided in the indemnification agreement.

Choice of Forum

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternate forum, the Court of Chancery of the State of Delaware will, to the fullest extent provided by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed to us or our stockholders by any of our directors, officers, other employees, agents or stockholders, (iii) any action asserting a claim against us arising under the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware (including, without limitation, any action asserting a claim arising out of or pursuant to our bylaws) or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine. Although our certificate of incorporation will contain the exclusive forum provisions described above, it is possible that a court could find that such provision is unenforceable. As permitted by Delaware law, our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any

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complaint asserting a cause of action arising under the Securities Act, the Exchange Act, and the rules and regulations thereunder. To the fullest extent permitted by law, by becoming a stockholder in our company, you will be deemed to have notice of and have consented to the provisions of our certificate of incorporation related to choice of forum. Neither this provision nor the exclusive forum provision will mean that stockholders have waived our compliance with federal securities laws and the rules and regulations thereunder.

Market Listing

We intend to apply to have our Class A common stock approved for listing on the NYSE under the symbol “JXN”.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock will be Equiniti Trust Company.

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SHARES AVAILABLE FOR FUTURE SALE

There is currently no public trading market for our Class A common stock. Sales of substantial amounts of Class A common stock in the public market, or the perception that these sales could occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Immediately following the completion of the Demerger, approximately                  shares of our Class A common stock and approximately                  shares of our Class B common stock will be issued and outstanding. All of the approximately      shares of Class A common stock distributed in the Demerger, based on      Prudential ordinary shares issued and outstanding as of                             , will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Persons who can be considered our affiliates after the Demerger generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with us, and may include certain of our officers and directors. In addition, individuals who are affiliates of Prudential on the Distribution Date may be deemed to be affiliates of ours. Our affiliates may sell shares of Class A common stock received in the Demerger only:

•	pursuant to a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In addition, upon the completion of the Demerger, all approximately                  shares outstanding of our Class B common stock will be deemed “restricted securities” as that term is defined under Rule 144.

Stock Options

Upon the completion of the Demerger, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our stock option plans and, as a result, all shares of common stock acquired upon exercise of stock options and other equity-based awards granted under these plans will also be freely tradable under the Securities Act unless purchased by our affiliates.

Registration Rights Agreement

Prudential will have the right to require us to register shares of common stock for resale in some circumstances. See “Certain Relationships and Related Party Transactions—Relationship with Prudential Following the Demerger—Registration Rights Agreement.” In addition, Athene has the right to require us to register shares of common stock for resale in some circumstances. See “Certain Relationships and Related Party Transactions—Relationship with Athene—Registration Rights Agreement.”

Rule 144

In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without registration, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of Class A common stock then outstanding, which will equal approximately shares immediately after the completion of the Demerger; and

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•

the average reported weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks preceding the date of filing a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after the completion of the Demerger because a great supply of shares would be, or would be perceived to be, available for sale in the public market.

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DESCRIPTION OF CERTAIN INDEBTEDNESS

Credit Facilities

On February 22, 2021, we and a syndicate of banks entered into a credit agreement consisting of a $1.0 billion 3-year senior unsecured revolving credit facility, and a credit agreement consisting of a $1.7 billion 364-Day senior unsecured delayed draw term loan facility and a $1.0 billion 2-year senior unsecured delayed draw term loan facility. On and after the date of completion of the Demerger, the Revolving Facility provides for borrowings to be available for working capital and other general corporate purposes with aggregate commitments of $1.0 billion, with a sublimit of $500 million available for letters of credit. The Revolving Facility further provides for the ability to request, subject to customary terms and conditions, an increase in commitments thereunder by an additional $500 million. On or prior to the date that is the six-month anniversary of our entry into the credit agreements, the DDTL Term Facilities provide for a single drawing under each for general corporate purposes and, subject to a reduction in commitments and borrowings as set forth below, provides for aggregate commitments for borrowings of up to $1.7 billion under the 364-Day DDTL Term Facility and $1.0 billion under the 2-Year DDTL Term Facility.

The Revolving Facility matures on the earliest of (x) August 23, 2021, if the Demerger has not yet occurred, (y) the date that is 18 days from the funding under the 364-Day DDTL Term Facility or the 2-Year DDTL Term Facility, if the Demerger has not occurred on or prior to such date and (z) February 22, 2024, with our option subject to customary terms and conditions for up to two one-year extensions for commitments of consenting lenders. The 364-Day DDTL Term Facility matures on (x) the date that is three months from the funding of commitments thereunder, if the Demerger has not occurred on or prior to such date or (y) otherwise, February 22, 2022. The 2-Year DDTL Term Facility matures on (x) the date that is three months from the funding of commitments thereunder, if the Demerger has not occurred on or prior to such date or (y) otherwise, February 22, 2023.

Under the terms of credit agreement for the DDTL Facilities, subject to certain exceptions, 100% of the net cash proceeds from any debt issuance, preferred equity issuance or hybrid instrument issuance by us or our subsidiaries is required to be applied (i) first to prepay the then outstanding principal amount and accrued interest thereon, if any, under the 364-Day DDTL Term Facility (or, to the extent such issuance occurs prior to any borrowing under the 364-Day DDTL Term Facility, to reduce on a dollar for dollar basis (or, if applicable, terminate) the then undrawn portion of the commitments thereunder) and (ii) thereafter, to prepay the then outstanding principal amount and accrued interest thereon, if any, under the 2-Year DDTL Term Facility (or, to the extent such issuance occurs prior to any borrowing under the 2-Year DDTL Term Facility, to reduce on a dollar for dollar basis (or, if applicable, terminate) the then undrawn portion of the commitments thereunder). In addition, under the terms of such credit agreement, subject to certain exceptions and limitations, 100% of the net cash proceeds from non-ordinary course asset dispositions by us or our subsidiaries (including arising out of certain insurance and condemnation events) in excess of $50.0 million per transaction or series of transactions and $100.0 million per fiscal year, and subject to the right to reinvest such proceeds within a specified time period, is required to be applied (i) first to prepay the then outstanding principal amount and accrued interest thereon, if any, under the 364-Day DDTL Term Facility and (ii) thereafter, to prepay the then outstanding principal amount and accrued interest thereon, if any, under the 2-Year DDTL Term Facility.

Borrowings under the Facilities shall bear interest at a rate equal to, at our option, (i) adjusted LIBOR plus an applicable margin ranging from 1.25% to 3.00% per annum or (ii) an alternate base rate plus an applicable margin ranging from 0.25% to 2.00% per annum, in each case with the applicable margin determined based on our long term unsecured senior, non-credit enhanced, debt ratings. Each Facility is additionally subject to an unused line fee, on or after the date that is 60 days after entry into the credit agreements (or in the case of the Revolving Facility, if earlier, the date of availability of commitments thereunder) on the average daily undrawn commitments under such Facility, payable quarterly in arrears. Such unused line fees range from 0.175% to 0.50% per annum for the Revolving Facility and from 0.150% to 0.475% per annum for each DDTL Term Facility, in each case based on our long term unsecured senior, non-credit enhanced, debt ratings.

The credit agreements for the Facilities contain a number of customary representations and warranties, affirmative and negative covenants and events of default (including a change of control provision). Such

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covenants, among other things, restrict, subject to certain exceptions, our ability to pay dividends and distributions or repurchase common shares if a default or event of default has occurred and is continuing (with such negative covenant dropping away if our long term unsecured senior, non-credit enhanced, debt ratings are either (x) BBB+ or better from S&P or (y) Baa1 or better from Moody’s), incur additional indebtedness, create liens on our or our subsidiaries’ assets and make fundamental changes. The credit agreements for the Facilities contain financial maintenance covenants, including a minimum adjusted consolidated net worth test of no less than 70% of our adjusted consolidated net worth as of the date of the Demerger (taking into account 50% of the proceeds of any additional equity issuances) and a maximum consolidated indebtedness to total capitalization ratio test not to exceed 35%. Such financial maintenance covenants will be tested on the last day of each fiscal quarter, commencing with the first full fiscal quarter ending after, in the case of the credit agreement for the Revolving Facility, the date of availability of commitments thereunder and, in the case of the credit agreement for the DDTL Term Facilities, the first funding date of a DDTL Term Facility thereunder. The credit agreement for the DDTL Facilities also contains a covenant that requires we maintain minimum long term unsecured senior, non-credit enhanced, debt ratings of at least (x) BBB– from S&P and (y) Baa3 from Moody’s.

Surplus Notes

On March 15, 1997, our subsidiary, Jackson National Life, issued 8.15% surplus notes in the principal amount of $250 million due March 15, 2027. These surplus notes were issued pursuant to Rule 144A under the Securities Act of 1933, and are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims and may not be redeemed at our option or by any holder prior to maturity. Interest is payable semiannually on March 15th and September 15th of each year. Interest expense on the notes was $20.5 million, $20.4 million, and $20.4 million in 2020, 2019, and 2018, respectively.

On November 6, 2019, JFI, through its subsidiary, Brooke Life, issued a 4.5% surplus note payable to Prudential, in the principal amount of $2.0 billion, due November 6, 2059. In exchange, JFI remitted a return of capital of $2.0 billion to Prudential. The surplus note was issued pursuant to Rule 144A under the Securities Act of 1933, and is unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims. The surplus note may be redeemed subject to prior approval of DIFS and at the mutual agreement of the Company and the holder after the thirtieth anniversary of the surplus note’s issuance. Interest is payable semi-annually on March 15th and September 15th of each year.

In June 2020, JFI formed a new subsidiary, Jackson Finance, a Michigan limited liability company. Subsequently, Prudential and Jackson Finance entered into an Assignment and Assumption Agreement, whereby Prudential assigned to Jackson Finance all of its right, title and interest in a $2.0 billion surplus note previously issued by an affiliate of JFI to Prudential in exchange for Jackson Finance giving an undertaking to Prudential to pay the JF Receivable. Subsequently, JFI issued 374 shares of Class A common stock to a Prudential affiliate, before giving effect to the stock split to be effected prior to the Demerger, pursuant to a share subscription and accepted the JF Receivable in settlement of the share subscription, ultimately resulting in a cashless transaction in which the surplus note was contributed to JFI. Interest expense paid to Prudential was $14 million and $41 million in 2019 and 2020, respectively.

Under Michigan Insurance Law, for statutory reporting purposes, the surplus notes are not part of the legal liabilities of the Company and are considered surplus funds. Payments of interest or principal may only be made with the prior approval of the commissioner of insurance of the state of Michigan and only out of surplus earnings which the commissioner determines to be available for such payments under Michigan Insurance Law.

Federal Home Loan Bank

Jackson National Life is a member of the regional FHLBI primarily for the purpose of participating in its collateralized loan advance program with short-term and long-term funding facilities. Membership requires us to purchase and hold a minimum amount of FHLBI capital stock, plus additional stock based on outstanding advances. Advances are in the form of either short-term or long-term notes or funding agreements issued to FHLBI. At December 31, 2020, Jackson National Life had short-term borrowings of $380 million and a bank

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loan with an outstanding balance of $72.3 million at December 31, 2020. Jackson National Life held a bank loan with an outstanding balance of $77.3 million at December 31, 2019.

Bank Loans

On November 7, 2019, we issued a $350 million short-term note payable to Standard Chartered Bank, which was guaranteed by Prudential. In exchange, we paid a dividend of $350 million to Prudential. This note accrued interest at LIBOR plus 0.20% per annum and was due November 7, 2020.

On June 24, 2020, we transferred the loan to a Prudential affiliate in connection with the Debt Restructuring, ultimately resulting in a cashless transaction, whereby the note was transferred to a Prudential affiliate and stockholders’ equity increased by $350 million.

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CERTAIN MATERIAL TAX CONSIDERATIONS

Any discussion of taxation and related matters contained within this information statement does not purport to be a comprehensive description of all the tax considerations that may be relevant to the receipt of our Class A common stock and, in particular, does not address the tax considerations in any jurisdiction not specifically covered below. Shareholders in jurisdictions outside of the UK, Hong Kong, Singapore and the United States should consult with their own legal and tax advisers with respect to the tax consequences in their particular circumstances under the relevant legislation and regulations.

U.S. Holders

The following is a discussion of certain U.S. federal income tax considerations relating to the Demerger for U.S. Holders (as defined below) that hold Prudential ordinary shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder, administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, U.S. Holders that hold Prudential ordinary shares as part of a straddle, hedge, conversion or other integrated transaction, U.S. Holders that have a “functional currency” other than the U.S. dollar, and U.S. Holders that own (or are deemed to own) 10% or more (by vote or value) of the Prudential ordinary shares). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Prudential ordinary shares (including a Prudential ADR Holder) that, for U.S. federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax regardless of its source or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds Prudential ordinary shares, the U.S. federal income tax considerations relating to such holding will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the Demerger.

EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSIDERATIONS RELATING TO THE DEMERGER IN LIGHT OF SUCH PERSON’S PARTICULAR CIRCUMSTANCES.

U.S. Tax Treatment of Demerger

For U.S. federal income tax purposes, the Demerger is expected to be treated as a taxable distribution of shares of Class A common stock to the holders of the Prudential ordinary shares, with respect to their Prudential ordinary shares. This discussion assumes that the tax treatment set out in the preceding sentence will apply to the Demerger and holders of the Prudential ordinary shares.

U.S. Tax Treatment of Demerger to U.S. Holders

A U.S. Holder that receives shares of Class A common stock in the Demerger generally will be treated as receiving a taxable distribution in respect of its Prudential ordinary shares equal to the fair market value of such

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shares of Class A common stock (including any fractional shares). A U.S. Holder generally will be required to include the amount of such distribution in gross income as a dividend to the extent of Prudential’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent such amount exceeds such current and accumulated earnings and profits, it generally will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in its Prudential ordinary shares and then as gain. Prudential has not maintained and does not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount in income as a dividend. A U.S. Holder will have a tax basis in the shares of Class A common stock equal to their fair market value as of the Distribution Date, and their holding period in the shares of Class A common stock will begin the day after the Demerger. Each U.S. Holder that receives cash in lieu of fractional shares or sells shares of Class A common stock pursuant to the Share Sale Option will recognize gain or loss on such shares computed based on the difference between the amount received and such U.S. Holder’s basis in such shares.

The foregoing discussion of the U.S. tax consequences of the Demerger for U.S. Holders assumes that Prudential is not and has not been a passive foreign investment company (“PFIC”) within the meaning of the Code. If Prudential is or has been a PFIC in any year in which a U.S. Holder held Prudential ordinary shares, adverse consequences could result for such U.S. Holder upon the receipt of shares of Class A common stock. Based on the nature of its business activities and its expectations regarding such activities in the future, Prudential believes that it was not treated as a PFIC within the meaning of the Code with respect to its 2020 taxable year. In December 2020 the U.S. Department of the Treasury issued proposed and final regulations amending the PFIC rules under sections 1291, 1297 and 1298 of the Code. Prudential is monitoring the development of these regulations.

Under certain circumstances, information reporting and/or backup withholding may apply to U.S. Holders with respect to the Demerger (or any sale pursuant to the Share Sale Option or amounts received as cash in lieu of fractional shares, as described in “—Treatment of Fractional Shares” above), unless an applicable exemption is satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

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U.S. Taxation of Non-U.S. Holders of Shares of Class A Common Stock

The following is a discussion of certain U.S. federal income tax considerations relating to the ownership and disposition of shares of Class A common stock by Non-U.S. Holders (as defined below) that receive shares of Class A common stock in the Demerger and hold such shares of Class A common stock as a capital asset. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated or proposed thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Non-U.S. Holders in light of their particular circumstances or to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Non-U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes, foreign governments, international organizations, tax-exempt entities, certain former citizens or residents of the United States, or Non-U.S. Holders that hold shares of Class A common stock as part of a straddle, hedge, conversion or other integrated transaction). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal gift or alternative minimum tax considerations.

As used in this discussion, the term “Non-U.S. Holder” means a beneficial owner of shares of Class A common stock that, for U.S. federal income tax purposes, is:

•	an individual who is neither a citizen nor a resident of the United States;

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•	a corporation that is not created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate that is not subject to U.S. federal income tax on income from non-U.S. sources that is not effectively connected with the conduct of a trade or business in the United States; or

•

a trust unless (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes receives shares of Class A common stock in the Demerger, the U.S. federal income tax considerations relating to the shares of Class A common stock will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the ownership and disposition of shares of Class A common stock.

NON-U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE OWNERSHIP AND DISPOSITION OF JACKSON SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Distributions on Shares of Class A common stock

If the Company makes a distribution of cash or other property (other than certain pro rata distributions of our common stock or rights to acquire our common stock) with respect to a share of our Class A common stock, the distribution generally will be treated as a dividend to the extent it is paid from the Company’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of such distribution exceeds the Company’s current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in such share of our Class A common stock, and then as capital gain (which will be treated in the manner described below under “—Sale, Exchange or Other Disposition of shares of Class A common stock”). Distributions treated as dividends on shares of Class A common stock that are paid to or for the account of a Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Holder provides the documentation (generally, Internal Revenue Service (“IRS”), Form W-8BEN or W-8BEN-E) required to claim benefits under such tax treaty to the applicable withholding agent. Even if the Company’s current or accumulated earnings and profits are less than the amount of the distribution, the applicable withholding agent may elect to treat the entire distribution as a dividend for U.S. federal withholding tax purposes. Each Non-U.S. Holder should consult its own tax advisor regarding U.S. federal withholding tax on distributions, including such Non-U.S. Holder’s eligibility for a lower rate and the availability of a refund of any excess U.S. federal tax withheld.

If a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Holder, such dividend generally will not be subject to the 30% U.S. federal withholding tax if such Non-U.S. Holder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Holder generally will be subject to U.S. federal income tax on such dividend in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty). In addition, a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected income for the taxable year, subject to certain adjustments.

The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding.”

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Sale, Exchange or Other Disposition of shares of Class A common stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on the sale, exchange or other disposition of shares of Class A common stock unless:

(i)

such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, in which event such Non-U.S. Holder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. person (except as provided by an applicable tax treaty) and, if it is treated as a corporation for U.S. federal income tax purposes, may also be subject to a branch profits tax at a rate of 30% (or a lower rate if provided by an applicable tax treaty), subject to certain adjustments;

(ii)

such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other disposition and certain other conditions are met, in which event such gain (net of certain U.S. source losses) generally will be subject to U.S. federal income tax at a rate of 30% (except as provided by an applicable tax treaty); or

(iii)

the Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (x) the five-year period ending on the date of such sale, exchange or other disposition and (y) such Non-U.S. Holder’s holding period with respect to such common stock, and certain other conditions are met.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). The Company believes that it presently is not, and the Company does not presently anticipate that it will become, a United States real property holding corporation. However, because this determination is made from time to time and is dependent upon a number of factors, some of which are beyond the Company’s control, including the value of its assets, there can be no assurance that it will not become a United States real property holding corporation. If the Company were a United States real property holding corporation during the period described in clause (iii) above, gain recognized by a Non-U.S. Holder generally would be treated as income effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Holder, with the consequences described in clause (i) above (except that the branch profits tax would not apply), unless such Non-U.S. Holder owned (directly and constructively) five percent or less of our common stock during such period and the Company’s common stock is treated as “regularly traded on an established securities market” at any time during the calendar year of such sale, exchange or other disposition.

The foregoing discussion is subject to the discussion below under “—FATCA Withholding” and “—Information Reporting and Backup Withholding.”

FATCA Withholding

Under the Foreign Account Tax Compliance Act provisions of the Code and related U.S. Treasury guidance (“FATCA”), a withholding tax of 30% will be imposed in certain circumstances on payments of dividends on shares of Class A common stock. In the case of payments made to a “foreign financial institution” (such as a bank, a broker, an investment fund or, in certain cases, a holding company), as a beneficial owner or as an intermediary, this tax generally will be imposed, subject to certain exceptions, unless such institution (i) has agreed to (and does) comply with the requirements of an agreement with the United States, or an “FFI Agreement,” or (ii) is required by (and does comply with) applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction, or an “IGA,” in either case to, among other things, collect and provide to the U.S. tax authorities or other relevant tax authorities certain information regarding U.S. account holders of such institution and, in either case, such institution provides the withholding agent with a certification as to its FATCA status. In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification as to its FATCA status and, in certain cases, identifies any “substantial” U.S. owner (generally, any specified U.S. person that directly or

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indirectly owns more than a specified percentage of such entity). If shares of Class A common stock are held through a foreign financial institution that has agreed to comply with the requirements of an FFI Agreement or is subject to similar requirements under applicable foreign law enacted in connection with an IGA, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments made to (i) a person (including an individual) that fails to provide any required information or documentation or (ii) a foreign financial institution that has not agreed to comply with the requirements of an FFI Agreement and is not subject to similar requirements under applicable foreign law enacted in connection with an IGA. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the ownership and disposition of shares of Class A common stock.

Information Reporting and Backup Withholding

Distributions on shares of Class A common stock made to a Non-U.S. Holder and the amount of any U.S. federal tax withheld from such distributions generally must be reported annually to the IRS and to such Non-U.S. Holder by the applicable withholding agent.

The information reporting and backup withholding rules that apply to payments of dividends to certain U.S. persons generally will not apply to payments of dividends on our common stock to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption.

Proceeds from the sale, exchange or other disposition of shares of Class A common stock by a Non-U.S. Holder effected outside the United States through a non-U.S. office of a non-U.S. broker generally will not be subject to the information reporting and backup withholding rules that apply to payments to certain U.S. persons, provided that the proceeds are paid to the Non-U.S. Holder outside the United States. However, proceeds from the sale, exchange or other disposition of shares of Class A common stock by a Non-U.S. Holder effected through a non-U.S. office of a non-U.S. broker with certain specified U.S. connections or a U.S. broker generally will be subject to these information reporting rules (but generally not to these backup withholding rules), even if the proceeds are paid to such Non-U.S. Holder outside the United States, unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption. Proceeds from the sale, exchange or other disposition of shares of Class A common stock by a Non-U.S. Holder effected through a U.S. office of a broker generally will be subject to these information reporting and backup withholding rules unless such Non-U.S. Holder certifies under penalties of perjury that it is not a U.S. person (generally by providing an IRS Form W-8BEN or W-8BEN-E to the applicable withholding agent) or otherwise establishes an exemption. The foregoing is also expected to apply to sales of Class A common stock pursuant to the Share Sale Option and amounts received as cash in lieu of fractional shares, as described in “—Treatment of Fractional Shares” above.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability if the required information is furnished by such Non-U.S. Holder on a timely basis to the IRS.

U.S. Federal Estate Tax

Shares of Class A common stock owned or treated as owned by an individual Non-U.S. Holder at the time of such Non-U.S. Holder’s death will be included in such Non-U.S. Holder’s gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UK Holders

The following paragraphs are intended only as a general guide to current UK law and Her Majesty’s Revenue & Customs’ (“HMRC”) current published practice, which are both subject to change at any time,

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possibly with retroactive effect. Furthermore, the following paragraphs are not exhaustive and relate only to certain limited aspects of the UK tax consequences of holding or disposing of Prudential ordinary shares and our Class A common stock.

The paragraphs below are intended to apply only to shareholders: (i) who are for UK tax purposes resident and, if individuals, domiciled in the UK; (ii) to whom split-year treatment does not apply; (iii) who are the absolute beneficial owners of their Prudential ordinary shares and any dividends paid in respect of them; and (iv) who hold their Prudential ordinary shares as investments (otherwise than through an individual savings account or a pension arrangement) and not as securities to be realized in the course of a trade.

The paragraphs below may not apply to certain shareholders, such as dealers in securities, broker dealers, insurance companies and collective investment schemes, pension schemes, persons who are otherwise exempt from UK taxation and persons who have (or are deemed to have) acquired their Prudential ordinary shares by virtue of an office or employment or persons who are treated as holding their Prudential ordinary shares as carried interest. Such shareholders may be subject to special rules.

The material set out in the paragraphs below does not constitute tax advice. Any person who is in any doubt as to their tax position or who is subject to tax in a jurisdiction other than the UK should consult an appropriate professional adviser.

Demerger

For shareholders who are resident in the UK for UK tax purposes (a “UK Tax Shareholder”), the distribution of our Class A common stock as a part of the Demerger will be treated as a dividend, irrespective of whether they utilize the Share Sale Option. The value of the dividend will be equal to the market value on the date of the transfer of our Class A common stock to shareholders of the Class A common stock to which they are entitled (including any fractional shares). Further information will be included in a document entitled “Guidance as to market value of Jackson shares for United Kingdom tax reporting purposes” which will be uploaded to Prudential’s website on or before                 , 2021.

Impact on individual shareholders within the charge to UK income tax (an “Individual UK Tax Shareholder”)

The distribution of our Class A common stock as a part of the Demerger will not carry a tax credit. All dividends received by an Individual UK Tax Shareholder will, except to the extent that they are earned through an ISA, self-invested pension plan or other regime which exempts the dividends from tax, form part of the Individual UK Tax Shareholder’s total income for income tax purposes and will represent the highest part of that income.

A nil rate of income tax will apply to the first £2,000 of taxable dividend income received by an Individual UK Tax Shareholder in a tax year (the “Nil Rate Amount”), regardless of what tax rate would otherwise apply to that dividend income. Any taxable dividend income received by an Individual UK Tax Shareholder in a tax year in excess of the Nil Rate Amount will be taxed at a special rate, as set out below.

Where an Individual UK Tax Shareholder’s taxable dividend income for a tax year exceeds the Nil Rate Amount, the excess amount (the “Relevant Dividend Income”) will be subject to income tax:

•	at the rate of 7.5%, to the extent that the Relevant Dividend Income falls below the threshold for the higher rate of income tax;

•	at the rate of 32.5%, to the extent that the Relevant Dividend Income falls above the threshold for the higher rate of income tax but below the threshold for the additional rate of income tax; and

•	at the rate of 38.1%, to the extent that the Relevant Dividend Income falls above the threshold for the additional rate of income tax.

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In determining whether and, if so, to what extent the Relevant Dividend Income falls above or below the threshold for the higher rate of income tax or, as the case may be, the additional rate of income tax, the Individual UK Tax Shareholder’s total taxable dividend income for the tax year in question (including the part within the Nil Rate Amount) will, as noted above, be treated as the highest part of the Individual UK Tax Shareholder’s total income for income tax purposes.

Impact on corporate UK Tax Shareholders within the charge to UK corporation tax

UK Tax Shareholders within the charge to UK corporation tax which are ‘small companies’ for the purposes of UK taxation of dividends will not generally be subject to UK tax on the distribution of our Class A common stock to them.

Other UK Tax Shareholders within the charge to UK corporation tax will not be subject to tax on the distribution of our Class A common stock to them so long as the distribution falls within an exempt class and certain conditions are met and the UK Tax Shareholder has not elected for dividends not to be exempt. For example, dividends paid on shares that (i) do not carry any present or future preferential right to dividends or to assets on a winding-up and (ii) are not redeemable, and dividends paid to a person holding less than 10% of the issued share capital of the payer (or any class of that share capital), are generally dividends that fall within an exempt class.

Share Sale Option

For UK Tax Shareholders who are Small Shareholders who elect to use the Share Sale Option, there will be two separate transactions for UK tax purposes. Firstly, the distribution of our Class A common stock as a part of the Demerger will be treated as a dividend irrespective of the fact that our Class A common stock will be sold on their behalf. The value of the dividend receipt will not be the sales proceeds received from the Share Sale Option but will instead be equal to the market value on the date of the transfer of our Class A common stock to shareholders of the Class A common stock to which they are entitled (including any fractional shares).

Secondly, UK Tax Shareholders who are Small Shareholders and elect to use the Share Sale Option will be treated as immediately disposing of the Class A common stock that they are entitled to receive as part of the Demerger. For these purposes, the base cost in the Class A common stock for such UK Tax Shareholders will be equal to the market value of the Class A common stock at the time of the transfer of our Class A common stock to shareholders. Accordingly, such UK Tax Shareholders may make a chargeable gain or chargeable loss equal to the difference between the sales proceeds realized pursuant to the Share Sale Option and the base cost in the Class A common stock sold.

For Individual UK Tax Shareholders who make a chargeable gain, capital gains tax is charged at a rate of 10% or 20% depending on the Individual UK Tax Shareholder’s total taxable gains and income in a given year. However each individual has an annual exemption (£12,300 for the tax year 2021-22) such that capital gains tax is only chargeable on gains arising from all sources during the tax year in excess of that figure.

For corporate UK Tax Shareholders who make a chargeable gain, corporation tax is charged on chargeable gains at the rate of corporation tax applicable to that corporate.

UK Tax Shareholders who are Small Shareholders and elect to use the Share Sale Option are advised to consult their independent tax adviser to confirm the specific UK taxation implications of participating in the Share Sale Option, in light of their particular circumstances.

UK tax implications of holding Class A common stock after the Demerger: taxation of dividends

Dividends payable on the Class A common stock should be subject to UK income tax or UK corporation tax on income under the rules applicable to dividends. The current UK tax treatment of dividends is as outlined in the sections above headed “Impact on individual shareholders within the charge to UK income tax (an “Individual UK Tax Shareholder”)” and “Impact on corporate UK Tax Shareholders within the charge to UK corporation tax”.

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As described in “—Distributions on Shares of Class A common stock” above, distributions received on Class A common stock will generally be subject to U.S. withholding tax to the extent treated as dividends for U.S. tax purposes. The normal rate of U.S. withholding tax is 30% of the gross amount of the dividend. However, this rate may be reduced under an applicable double tax treaty. The rate of withholding tax on dividends for UK residents who are entitled to claim (and make a valid claim) under the United States-United Kingdom Double Tax Treaty is generally 15%.

UK Tax Shareholders wishing to claim a reduced rate of withholding under the United States-United Kingdom Double Tax Treaty should provide a properly completed and executed IRS Form W-8BEN or W-8BEN-E (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting) to the payer or withholding agent prior to payment of the dividend.

If a UK Tax Shareholder receives a dividend on Class A common stock and the dividend is paid subject to U.S. tax, credit for such U.S. withholding tax may be available for set-off against a liability to UK corporation tax or UK income tax on the dividend. The amount of such credit will normally be equal to the lesser of the amount withheld and the liability to UK tax on the dividend. Such credit will not normally be available for set-off against a Shareholder’s liability to UK tax other than on the dividend and, to the extent that such credit is not set off against UK tax on the dividend, the credit will be lost.

For the rates of tax applicable to a dividend on Class A common stock received by Individual UK Tax Shareholders, see the section of the paragraph above headed “Impact on individual Shareholders within the charge to UK income tax (an “Individual UK Tax Shareholder”). In relation to a dividend received from the Company, the amount of the dividend within the charge to UK income tax will be equal to the dividend received and the U.S. withholding tax on such dividend.

Individual UK Tax Shareholders who hold our Class A common stock through an individual savings account (ISA) or a pension arrangement should note that dividends received will also generally be subject to US withholding tax and should refer to the above paragraphs for information on how a claim may be made to reduce the rate of US withholding tax which applies.

UK tax implications of selling Class A common stock after the Demerger

All UK Tax Shareholders who receive Class A common stock will have a base cost in the Class A common stock equal to the market value of the Class A common stock at the time of the transfer of our Class A common stock to shareholders. For further guidance as to the market value of the Class A common stock, please refer to the “Guidance as to market value of Jackson shares for United Kingdom tax reporting purposes” which can be found at                 .

A disposal of our Class A common stock by a UK Tax Shareholder may, depending on the circumstances and subject to any available exemption or relief, give rise to a chargeable gain (or allowable loss).

For Individual UK Tax Shareholders who make a chargeable gain, capital gains tax is charged at a rate of 10% or 20% depending on the Individual UK Tax Shareholder’s total taxable gains and income in a given year. However each individual has an annual exemption (£12,300 for the tax year 2021-22) such that capital gains tax is only chargeable on gains arising from all sources during the tax year in excess of that figure.

For corporate UK Tax Shareholders who make a chargeable gain, corporation tax is charged on chargeable gains at the rate of corporation tax applicable to that corporate.

UK stamp duty and stamp duty reserve tax

No UK stamp duty or stamp duty reserve tax should be payable by the UK Tax Shareholders in respect of the distribution of our Class A common stock to them as a result of the Demerger.

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No UK stamp duty will be payable in respect of the paperless transfer of our Class A common stock. No UK stamp duty will be payable on a transfer of our Class A common stock held in certificated form if such transfer is executed and retained outside the UK and provided that such transfer does not relate to any property situated in the UK or to any other matter or thing done or to be done in the UK.

No United Kingdom stamp duty reserve tax will arise in respect of any transfer of, or agreement to transfer, Class A common stock.

Hong Kong tax considerations

The following paragraphs are intended only as a general guide to current Hong Kong law and the Inland Revenue Department’s current published practice, which are both subject to change at any time, possibly with retroactive effect. Furthermore, the following paragraphs are not exhaustive and relate only to certain limited aspects of the Hong Kong tax consequences of the Demerger.

The material set out in the paragraphs below does not constitute tax advice. Any person who is in any doubt as to their tax position or who is subject to tax in a jurisdiction other than Hong Kong should consult an appropriate professional adviser.

Profits tax

For the purpose of Hong Kong profits tax, capital gains are not subject to tax and dividends are generally not taxable. Therefore, irrespective of whether the receipt of our Class A common stock as a part of the Demerger is treated as a capital gain or a dividend, it would generally not be taxable in the hands of recipients.

Even though capital gains are not subject to profits tax in Hong Kong, capital gains are not defined in the Hong Kong profits tax legislation but are determined based on facts and circumstances. Generally speaking, assets held for long-term investment purposes and not for taking short term profits would generally be considered capital in nature but the tax status of shareholders can also be a determining factor.

Whilst we would not expect shareholders to incur a Hong Kong profits tax liability as a result of the Demerger of the Class A common stock pursuant to the Demerger, shareholders should seek advice from their tax advisers to ascertain their tax position.

Stamp duty

Hong Kong stamp duty is payable on the transfer of Hong Kong stock. “Hong Kong stock” is defined as “stock” the transfer of which is required to be registered in Hong Kong. The Class A common stock will neither be listed nor registered in Hong Kong at the time the Class A common stock are distributed pursuant to the Demerger. As such, no Shareholder should incur any liability to Hong Kong stamp duty as a result of the Demerger to such Shareholder of the Class A common stock pursuant to the Demerger.

Singapore tax considerations

The following paragraphs are intended only as a general guide to current Singapore law and the Inland Revenue Authority of Singapore’s current published practice, which are both subject to change at any time, possibly with retroactive effect. These laws and published practice are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. Furthermore, the following paragraphs are not exhaustive and relate only to certain limited aspects of the Singapore tax issues that may be relevant to Singapore Holders in relation to the Demerger and the holding and disposal of our Class A common stock.

The paragraphs below are intended to apply only to Singapore Holders: (i) who are resident in Singapore for Singapore tax purposes; (ii) who are the absolute beneficial owners of their Prudential ordinary shares and Class A common stock, and any dividends paid in respect of their Prudential ordinary shares and Class A common stock; and (iii) who hold their Prudential ordinary shares for long-term investment purposes.

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The paragraphs below may not apply to all categories of Singapore Holders, some of which may be subject to special rules.

The material set out in the paragraphs below does not constitute legal or tax advice. Any person who is in any doubt as to their tax position or who is subject to tax in a jurisdiction other than Singapore should consult an appropriate professional adviser. It is emphasized that neither Prudential, the Company nor any other persons involved in this document accepts responsibility for any tax effects or liabilities resulting from the Demerger and the holding or disposal of our Class A common stock.

Income tax

Class A common stock that are not transferred to Singapore Holders

Where Class A common stock are not transferred to a Singapore Holder, Class A common stock to which a Singapore Holder will be entitled upon completion of the Demerger will be sold (on their behalf) and the gross cash proceeds (ultimately) paid to the Singapore Holder (such Class A common stock shall, for the purposes of this section, be referred to as “Class A common stock for Sale”).

Foreign-sourced dividends

To the extent that the distribution of our Class A common stock (including in the form of our Class A common stock for Sale) is regarded as a foreign-sourced dividend paid by Prudential to the Singapore Holders, foreign-sourced dividends received or deemed received in Singapore by any Singapore tax resident individual shall be exempt from Singapore income tax if the Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the individual, but excluding such income received by them through a partnership in Singapore.

Foreign-sourced dividends received or deemed received in Singapore by any Singapore tax resident individual through a partnership in Singapore or by any Singapore tax resident non-individual shall be exempt from Singapore income tax if certain conditions are met, including the following:

(i)    the foreign-sourced dividend is subject to tax of a similar character to income tax (by whatever name called) under the law of the territory from which the foreign-sourced dividend is received;

(ii)    at the time the foreign-sourced dividend is received in Singapore by the person tax resident in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the foreign-sourced dividend is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%; and

(iii)    the Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the person tax resident in Singapore.

Certain concessions and clarifications have also been announced by the Inland Revenue Authority of Singapore with respect to such conditions.

Gains on disposal of our Class A common stock

When Class A common stock (including Class A common stock for Sale) are sold (whether pursuant to the Share Sale Option or otherwise), any gains on such disposal should not be taxable if these gains are treated as capital gains. However, there are no specific laws or regulations which deal with the characterization of capital gains, and hence, gains arising from the disposal of our Class A common stock may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which the Comptroller of Income Tax would regard as the carrying on of a trade or business in Singapore.

Singapore Holders who apply, or are required to apply, Financial Reporting Standard (“FRS”) 109 or Singapore Financial Reporting Standard (International) 9 (Financial Instruments) (“SFRS(I) 9”) for Singapore

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income tax purposes may be required to recognize gains or losses on Class A common stock, irrespective of disposal, in accordance with FRS 109 or SFRS(I) 9, even though no sale or disposal is made. Please see the section below on “Adoption of FRS 109 or SFRS(I) 9 for Singapore Income Tax Purposes”.

Adoption of FRS 109 or SFRS(I) 9 for Singapore Income Tax Purposes

FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after 1 January 2018. Section 34AA of the Income Tax Act (Cap. 134) (“SITA”), requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case may be), subject to certain exceptions. The IRAS has also issued a circular entitled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109 – Financial Instruments (Second Edition)”.

Singapore Holders who may be subject to the tax treatment under Section 34AA of the SITA should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding or disposal of our Class A common stock.

Class A common stock that are transferred to Singapore Holders

Where a Singapore Holder receives a distribution in the form of our Class A common stock or dividends on Class A common stock, then to the extent that such Class A common stock and dividends on Class A common stock are regarded as foreign-sourced dividends for such Singapore Holder, please refer to the section above on “Foreign-sourced dividends” for further information as to how such foreign-sourced dividends are treated.

In relation to any future disposal of such Class A common stock, please refer to the section above on “Gains on disposal of our Class A common stock” for further information.

Stamp duty

Stamp duty should generally not be payable by a Singapore Holder on any instrument of conveyance, transfer or assignment of our Class A common stock to Singapore Holders pursuant to the Demerger or any disposal of our Class A common stock, as the Company is incorporated in Delaware, United States, and further assuming that (i) the Company does not maintain any share register or register of members in Singapore and (ii) Class A common stock do not constitute equity interests in any entity with (direct or indirect) interest in “prescribed immovable property” in Singapore as prescribed under Paragraph 5 of the Stamp Duties (Section 23) Order 2017.

Goods and services tax (“GST”)

To the extent that the Demerger and any disposal of our Class A common stock is regarded as an issue, allotment or transfer of ownership of an equity security, such issue, allotment or transfer of ownership of an equity security (i.e. any interest in or right to a share in the capital of a body corporate or any option to acquire any such interest or right but excluding a contract of insurance and an estate or interest in land, other than an estate or interest as mortgagee or chargeholder) is generally regarded as an exempt supply not subject to GST under the Goods and Services Tax Act (Cap. 117A).

Singapore Holders should consult their own tax advisers if they are in any doubt as to the treatment that would be applicable.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10, of which this information statement forms a part, with respect to the shares of our common stock being distributed in the Demerger. This information statement does not contain all of the information set forth in the registration statement and the exhibits thereto. You will find additional information about us and the common stock being distributed in the Demerger in the registration statement and the exhibits thereto. For further information with respect to JFI and the common stock being distributed in the Demerger, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this information statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains an internet site (http://www.sec.gov), from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto. Copies of the registration statement, including the exhibits and schedules thereto, are also available at your request, without charge from:

Jackson Financial Inc.

1 Corporate Way

Lansing, Michigan 48951

Attention: Investor Relations

Upon the effectiveness of the registration statement of which this information statement forms a part, we will become subject to the informational requirements of the Exchange Act and, accordingly, will file annual reports containing financial statements audited by an independent registered public accounting firm, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC. You will be able to access these reports, proxy statements and other information without charge at the SEC’s website, which is listed above. You will also be able to access, free of charge, our reports filed with the SEC (for example, our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K and any amendments to those forms) through our website (http://www.jackson.com). Reports filed with or furnished to the SEC will be available as soon as reasonably practicable after they are filed with or furnished to the SEC. None of the information contained on, or that may be accessed through our website or any other website identified herein is part of, or incorporated into, this information statement. All website addresses in this information statement are intended to be inactive textual references only.

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GLOSSARY

Glossary of Selected Financial Terms

Account value	The amount of money in a customer’s account. The value increases with additional premiums and investment gains, and it decreases with withdrawals, investment losses and fees.

Alternative investments	Investments in private equity, real estate and real estate joint ventures and other limited partnerships.

AOCI	Accumulated Other Comprehensive Income.

Assets under management (“AUM”)	General account investments and separate account assets.

Deferred acquisition costs (“DAC”)	Represent the incremental costs related directly to the successful acquisition of new and certain renewal insurance policies and annuity contracts and which have been deferred on the balance sheet as an asset.

Deferred sales inducements (“DSI”)	Represent amounts that are credited to a policyholder’s account balance that are higher than the expected crediting rates on similar contracts without such an inducement and that are an incentive to purchase a contract and also meet the accounting criteria to be deferred as an asset that is amortized over the life of the contract.

Deferred tax asset or Deferred tax liability	Assets or liabilities that are recorded for the difference between book basis and tax basis of an asset or a liability.

ECR ratio	The available statutory economic capital and surplus as a percentage of its enhanced capital requirement under the Bermuda Insurance Act.

ERISA	Employment Retirement Income Act of 1974.

ETF	Exchange traded fund.

FYP	First year premium and deposits.

General account	The assets held in the general accounts of our insurance companies as well as assets held in our separate accounts on which we bear the investment risk.

Gross premiums	FYP and Renewal premium and deposits.

Invested assets	Primarily includes fixed-income securities and loans, primarily publicly-traded corporate and government bonds, asset-backed securities, commercial mortgage loans and derivative instruments.

Premium and deposits	Amounts a policyholder agrees to pay for an insurance policy or annuity contract that may be paid in one or a series of payments as defined by the terms of the policy or contract.

Reinsurance	Insurance policies purchased by insurers to limit the total loss they would experience from an insurance claim.

G-1

Renewal premium and deposits	Premiums and deposits after the first twelve months of the policy or contract.

Risk-based capital (“RBC”)	Rules to determine insurance company statutory capital requirements. It is based on rules published by the National Association of Insurance Commissioners (“NAIC”).

Statutory accounting principles (“SAP”)	Accounting standards issued by the NAIC for the preparation of insurance companies’ financial statements.

SECURE Act	Setting Every Community Up for Retirement Enhancement Act of 2019.

Total adjusted capital	Primarily consists of capital and surplus, and the asset valuation reserve.

U.S. Generally Accepted Accounting Principles (“U.S. GAAP”)	Accounting standards issued by the Financial Accounting Standards Board (“FASB”) for the preparation of financial statements in accordance with the SEC.

Value of business acquired (“VOBA”)	Present value of estimated future gross profits from in-force policies of acquired businesses.

Glossary of Product Terms

401(k)	A tax-deferred retirement savings plan sponsored by an employer. 401(k) refers to the section of the Internal Revenue Code of 1986, as amended (the “Code”) pursuant to which these plans are established.

Accumulation phase	The phase of a variable annuity contract during which assets accumulate based on the policyholder’s lump sum or periodic deposits and reinvested interest, capital gains and dividends that are generally tax-deferred.

Annuitant	The person who receives annuity payments or the person whose life expectancy determines the amount of annuity payments upon annuitization of an annuity to be paid for life.

Annuitization	The process of converting an annuity investment from the accumulation into a series of periodic income payments, generally for life.

Benefit base	A notional amount (not actual cash value) used to calculate the owner’s guaranteed benefits within an annuity contract. The death benefit and living benefit within the same contract may have different benefit bases.

Deferred annuity	An annuity purchased with premiums paid either over a period of years or as a lump sum, for which savings accumulate prior to annuitization or surrender, and upon annuitization, such savings are exchanged for periodic payments for a specified length of time or for a lifetime.

Fixed Annuity	An annuity that guarantees a set annual rate of return with interest at rates we determine, subject to specified minimums. Credited interest rates are guaranteed not to change for certain limited periods of time.

Fixed Index Annuity	An annuity that provides for asset accumulation and asset distribution needs with an ability to share in the upside from certain financial markets such as equity indices, or an interest rate benchmark. With an index-linked annuity, the policyholder’s AV can grow or decline due to various external financial market indices performance.

G-2

Future policy benefits

Future policy benefits for the annuities business are comprised mainly of liabilities for life-contingent income annuities, and liabilities for the variable annuity guaranteed minimum benefits accounted for as insurance.

Future policy benefits for the life business are comprised mainly of liabilities for traditional life and certain liabilities for universal and variable life insurance contracts (other than the policyholder account balance).

Guarantee Fees	Fees charged on variable annuities for optional benefit guarantees.

Guaranteed minimum accumulation benefits (“GMAB”)	An optional benefit (available for an additional cost) which entitles an annuitant to a minimum payment, typically in lump-sum, after a set period of time, typically referred to as the accumulation period. The minimum payment is based on the benefit base, which could be greater than the underlying AV.

Guaranteed minimum death benefits (“GMDB”)	An optional benefit that guarantees an annuitant’s beneficiaries are entitled to a minimum payment based on the benefit base, which could be greater than the underlying AV, upon the death of the annuitant.

Guaranteed minimum income benefits (“GMIB”)	An optional benefit (available for an additional cost) where an annuitant is entitled to annuitize the policy and receive a minimum payment stream based on the benefit base, which could be greater than the payment stream resulting from current annuitization of the underlying AV.

Guaranteed minimum withdrawal benefits (“GMWB”)	An optional benefit (available for an additional cost) where an annuitant is entitled to withdraw a maximum amount of his benefit base each year, for which cumulative payments to the annuitant could be greater than the underlying AV.

Guaranteed minimum withdrawal benefit for life (“GMWB for Life”)	An optional benefit (available for an additional cost) where an annuitant is entitled to withdraw a maximum amount of the annuitant’s benefit base each year, for the duration of the policyholder’s life, regardless of account performance.

IRA	Individual retirement account.

LIMRA	Life Insurance Marketing and Research Association International, Inc.

Mortality and expense fee (“M&E fee”)	A fee charged by insurance companies to compensate for the risk they take by issuing life insurance and variable annuity contracts.

Net flows	Net flows represent the net change in customer account balances in a period including, but not limited to, gross premiums, surrenders, withdrawals and benefits. Net flows exclude investment performance, interest credited to customer accounts and policy charges.

Optional guarantee benefits	A general reference to all forms of variable annuity guaranteed benefits, including living benefits (such as GMWB, GMWB for Life, GMIB and GMAB), and guaranteed minimum death benefits, or GMDB (inclusive of return of premium death benefit guarantees).

Policyholder account balances	Annuities. Policyholder account balances are held for fixed deferred annuities, the fixed account portion of variable annuities and non-life contingent income annuities. Interest is credited to the policyholder’s account at interest rates we determine, subject to specified minimums.

G-3

Life Insurance Policies. Policyholder account balances are held for retained asset accounts, universal life policies and the fixed account of universal variable life insurance policies. Interest is credited to the policyholder’s account at interest rates we determine, subject to specified minimums.

Return of premium (“ROP”) death benefit	This death benefit pays the greater of the account value at the time of a claim following the owner’s death or the total contributions to the contract (subject to adjustment for withdrawals). The charge for this benefit is usually included in the M&E fee that is deducted daily from the net assets in each variable investment option. We also refer to this death benefit as the Return of Principal death benefit.

Separate Account	Refers to the separate account investment assets of our insurance subsidiaries.

Step up	Optional guarantee feature that can increase the benefit base amount if the variable annuity AV is higher than the benefit base on specified dates.

Surrender charge	A fee paid by a contract owner for the early withdrawal of an amount that exceeds a specific percentage or for cancellation of the contract within a specified amount of time after purchase.

Surrender rate	Represents annualized surrenders and withdrawals as a percentage of average AV.

Surrender value	The amount an insurance company pays (minus any surrender charge) to the policyholder when the contract or policy is voluntarily terminated prematurely.

Variable annuity	A type of annuity that offers guaranteed periodic payments for a defined period of time or for life and gives purchasers the ability to invest in various markets though the underlying investment options, which may result in potentially higher, but variable, returns.

G-4

Consolidated Financial Statement Schedules

Schedule I—Summary of Investments—Other Than Investments in Related Parties as of December 31, 2020	F-88
Schedule II—Financial Statements of Jackson Financial Inc. (Parent Only) as of December 31, 2020 and 2019 and for the Years Ended December 31, 2020, 2019, and 2018	F-89
Schedule III—Supplemental Insurance Information for the Years Ended December 31, 2020, 2019, and 2018	F-92
Schedule IV—Reinsurance for the Years Ended December 31, 2020, 2019, and 2018	F-93
Schedule V—Valuation and Qualifying Accounts for the Years Ended December 31, 2020 and 2019	F-94

KPMG LLP

Suite 1400

2323 Ross Avenue

Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Jackson Financial Inc. and Subsidiaries:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Jackson Financial Inc. and Subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedules I to V (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for the recognition and measurement of credit losses as of January 1, 2020 due to the adoption of ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.

Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.

significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Liability for future policy benefits for certain variable annuity guarantees

Variable annuity contracts issued by the Company offer guaranteed minimum death benefits (GMDBs) and guaranteed minimum withdrawal benefits (GMWBs). The liability for the non-life contingent component of GMWBs is considered an embedded derivative and reported at fair value. The liability for GMDBs is measured in accordance with the measurement guidance for death and other insurance benefits. As of December 31, 2020, the liability for the non-life contingent component of GMWBs was estimated to be $5.6 billion and the liability for GMDBs was estimated to be $1.4 billion. These liabilities are reported within reserves for future policy benefits and claims payable in the Company’s consolidated balance sheets. As described in Notes 2, 5, and 9 to the consolidated financial statements, the Company estimates the liabilities for the GMDBs and non-life contingent component of the GMWBs using subjective judgments related to capital market assumptions, as well as actuarially determined assumptions related to expectations of future policyholder behavior. The Company regularly evaluates and updates these assumptions, causing adjustment to the estimated liability, if actual experience or other evidence suggests that earlier assumptions should be revised.

We identified the evaluation of certain assumptions used to estimate the value of these liabilities as a critical audit matter. Due the significant measurement uncertainty, this evaluation involved subjective auditor judgment and required specialized skills and knowledge related to the assumptions for mortality, benefit utilization, lapse, and discount rates (for non-life contingent GMWB liabilities) and mortality, lapse, fund performance, and discount rates (for GMDB liabilities).

The following are the primary procedures we performed to address this critical audit matter. With the assistance of actuarial professionals with specialized skills and industry knowledge, we evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s development and selection of assumptions used in the estimation of these liabilities. We involved actuarial professionals with specialized skills and industry knowledge, who assisted in:

•	evaluating the appropriateness, and consistency with prior periods, of the Company’s methodology for selecting capital market and policyholder behavior assumptions

•

comparing the selected assumptions with the Company’s emerging experience or market trends and evaluating the reasonableness of selected assumptions where deviations from Company experience or market trends were identified

•

testing the application of the Company’s estimation methodology and confirming the use of selected assumptions by recalculating the estimated reserve for a selection of policies and comparing the results to the Company’s estimates.

Amortization of deferred acquisition costs

For the year ended December 31, 2020, the Company reported amortization of deferred acquisition costs (DAC) of $0.5 billion. A substantial portion of this amortization and the unamortized DAC balance as of December 31, 2020, relates to variable annuity contracts, including contracts with guaranteed benefit riders, which is amortized into income in proportion to estimated gross profits of the relevant contracts. As discussed in Note 2 to the consolidated financial statements, assumptions impacting estimated future gross profits used in the calculation of the amortization of deferred acquisition costs include but are not limited to policyholder behavior assumptions, mortality rates, investment returns and projected hedging costs. The Company regularly evaluates and updates these assumptions, causing adjustments to the estimated gross profits, if actual experience or other evidence suggests that earlier assumptions should be revised.

We identified the evaluation of certain assumptions used to estimate gross profits used in the amortization of DAC as a critical audit matter. Specifically, a high degree of subjective auditor judgment, as well as specialized skills and industry knowledge, were required in evaluating the appropriateness of certain assumptions, including mortality, lapse, benefit utilization rates, investment returns, and projected hedging costs.

The following are the primary procedures we performed to address this critical audit matter. With the assistance of professionals with specialized skills and industry knowledge, we evaluated the design and implementation and tested the operating effectiveness of certain internal controls over the Company’s process for the development and selection of the assumptions used to estimate future gross profits. We involved professionals with specialized skills and industry knowledge, who assisted in:

•	evaluating the appropriateness, and consistency with prior periods, of the Company’s methodology for selecting these assumptions

•

comparing each of the selected assumptions with the Company’s emerging experience or market trends and evaluating the reasonableness of selected assumptions where deviations from Company experience or market trends were identified

•

testing the application of the Company’s estimation methodology and confirming the use of selected assumptions by recalculating the estimates of future gross profits for a selection of policies and comparing the results to the Company’s estimates.

We have served as the Company’s auditor since 1999.

Dallas, Texas

February 26, 2021

Jackson Financial Inc. and Subsidiaries

Consolidated Balance Sheets

(In millions, except per share data)

	December 31,
	2020	2019
Assets
Investments:
Debt Securities, available for sale (amortized cost: 2020 $32,373.1; 2019 $54,781.2; including $1,108.9 and $1,286.8 at fair value under the fair value option and allowance for credit losses of $13.6 and nil at December 31, 2020 and 2019, respectively)	$35,759.7	$58,267.2
Debt Securities, trading, at fair value	105.7	110.3
Equity securities, at fair value	2,017.3	1,967.0
Commercial mortgage loans, net of allowance for credit losses of $131.9 and $8.9 at December 31, 2020 and 2019, respectively	7,742.0	9,903.6
Policy loans	1,052.7	1,120.7
Freestanding derivative instruments	2,219.6	1,486.4
Other invested assets	375.4	382.2

Total investments	49,272.4	73,237.4
Cash and cash equivalents	1,624.5	1,911.1
Accrued investment income	367.9	594.2
Deferred acquisition costs	13,343.0	11,667.6
Reinsurance recoverable, net of allowance for credit losses of $12.6 and nil at December 31, 2020 and 2019, respectively	35,222.2	8,372.4
Funds withheld reinsurance assets, including $3,622.1 and $3,736.9 at fair value under fair value option at December 31, 2020 and 2019, respectively	3,626.5	3,760.3
Deferred income taxes, net	1,026.3	699.5
Other assets	1,519.8	1,617.0
Separate account assets	219,062.9	195,070.5

Total assets	$325,065.5	$296,930.0

Liabilities and Equity
Liabilities
Reserves for future policy benefits and claims payable	$21,380.9	$19,136.4
Other contract holder funds	64,538.4	64,304.5
Funds held under reinsurance treaties, at fair value under fair value option	3,626.5	3,760.3
Debt	322.0	2,691.8
Securities lending payable	13.3	48.3
Freestanding derivative instruments	43.1	24.3
Other liabilities	6,041.3	4,637.1
Separate account liabilities	219,062.9	195,070.5

Total liabilities	315,028.4	289,673.2

Commitments, Contingencies, and Guarantees (Note 14)
Equity
Common stock, (i) Class A common stock 1,000 shares authorized, $0.01 and $125.00 par value per share and 887 and 360 shares issued and outstanding at December 31, 2020 and 2019, respectively (ii) Class B common stock 1,000 shares authorized, $0.01 par value per share and 13 and nil shares issued and outstanding at December 31, 2020 and 2019, respectively	—	—
Additional paid-in capital	5,927.8	3,077.8
Shares held in trust	(4.3)	(4.3)
Equity compensation reserve	7.7	0.5
Accumulated other comprehensive income, net of tax expense of $438.6 in 2020 and $333.6 in 2019	2,634.1	2,332.9
Retained earnings	978.2	1,365.8

Total stockholders’ equity	9,543.5	6,772.7
Noncontrolling interests	493.6	484.1

Total equity	10,037.1	7,256.8

Total liabilities and equity	$325,065.5	$296,930.0

See accompanying Notes to Consolidated Financial Statements.

Jackson Financial Inc. and Subsidiaries

Consolidated Income Statements

(In millions, except per share data)

	For the Years Ended December 31,
	2020	2019	2018
Revenues
Fee income	$6,604.0	$6,412.9	$6,259.9
Advisory and wealth management fees	—	—	47.8
Premium	159.5	567.4	5,153.8
Net investment income	2,038.4	2,813.2	2,649.7
Net losses on derivatives and investments	(3,999.4)	(6,383.9)	(498.8)
Other income	64.0	68.8	65.0

Total revenues	4,866.5	3,478.4	13,677.4

Benefits and Expenses
Death, other policy benefits and change in policy reserves, net of deferrals	1,283.8	1,464.4	6,967.0
Interest credited on other contract holder funds, net of deferrals	1,210.0	1,640.5	1,556.2
Interest expense	88.4	98.5	86.2
Operating costs and other expenses, net of deferrals	984.1	2,067.0	1,583.9
Cost of reinsurance	2,520.1	—	—
Amortization of deferred acquisition and sales inducement costs	(389.2)	(980.7)	1,091.5

Total benefits and expenses	5,697.2	4,289.7	11,284.8

Pretax (loss) income before noncontrolling interests	(830.7)	(811.3)	2,392.6
Income tax (benefit) expense	(495.0)	(368.9)	338.3

Net (loss) income	(335.7)	(442.4)	2,054.3
Less: Net (loss) income attributable to noncontrolling interests	(3.6)	54.7	68.7

Net (loss) income attributable to Jackson Financial Inc.	$(332.1)	$(497.1)	$1,985.6

Earnings per share
Earnings per share-common stock:
Basic	$(527,142.86)	$(1,380,833.33)	$5,515,555.56
Diluted	$(527,142.86)	$(1,380,833.33)	$5,515,555.56

See accompanying Notes to Consolidated Financial Statements.

Jackson Financial Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

(In millions)

	For the Years Ended December 31,
	2020	2019	2018
Net (loss) income	$(335.7)	$(442.4)	$2,054.3

Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on securities not impaired net of tax expense
((benefit) of: 2020 $414.3; 2019 $692.3; 2018 $(354.9))	1,464.8	2,604.3	(1,335.1)
Change in unrealized losses on securities for which an allowance for credit losses has been recorded (net of tax expense of: 2020 $1.2)	4.4	—	—
Net unrealized losses on other-than-temporarily impaired securities (net of tax benefit of: 2019 $0.1; 2018 $0.1)	—	(0.5)	(0.4)
Reclassification adjustment for gains (losses) included in net income
(net of tax (benefit) expense of: 2020 $(310.5); 2019 $17.4; 2018 $(23.8))	(1,168.0)	65.2	(89.4)

Total other comprehensive income (loss)	301.2	2,669.0	(1,424.9)

Comprehensive (loss) income	(34.5)	2,226.6	629.4
Less: Comprehensive (loss) income attributable to noncontrolling interests	(3.6)	54.7	68.7

Comprehensive (loss) income attributable to Jackson Financial Inc.	$(30.9)	$2,171.9	$560.7

See accompanying Notes to Consolidated Financial Statements.

Jackson Financial Inc. and Subsidiaries

Consolidated Statements of Equity

(In millions)

	Common Stock	Additional Paid-In Capital	Shares Held In Trust	Equity Compensation Reserve	Accumulated Other Comprehensive Income	Retained Earnings	Total Jackson Financial Inc. Equity	Non- Controlling Interests	Total Equity
Balances as of December 31, 2017	$—	$5,077.8	$(18.8)	$11.6	$947.5	$1,348.1	$7,366.2	$302.9	$7,669.1
Net income	—	—	—	—	—	1,985.6	1,985.6	68.7	2,054.3
Change in unrealized investment gains and losses, net of tax	—	—	—	—	(1,424.9)	—	(1,424.9)	—	(1,424.9)
Change in equity of noncontrolling interests	—	—	—	—	—	—	—	18.6	18.6
Dividends paid	—	—	—	—	—	(450.0)	(450.0)	—	(450.0)
Cumulative effect of adoption of ASU 2018-02	—	—	—	—	141.3	(141.3)	—	—	—
Cumulative effect of adoption of ASU 2014-09	—	—	—	—	—	(4.5)	(4.5)	—	(4.5)
Shares acquired at cost	—	—	(5.4)	—	—	—	(5.4)	—	(5.4)
Shares distributed at cost	—	—	12.8	—	—	—	12.8	—	12.8
Reserve for equity compensation plans	—	—	—	(1.1)	—	—	(1.1)	—	(1.1)
Fair value of shares issued under equity compensation plans	—	—	—	(6.3)	—	—	(6.3)	—	(6.3)

Balances as of December 31, 2018	—	5,077.8	(11.4)	4.2	(336.1)	2,737.9	7,472.4	390.2	7,862.6

Net loss	—	—	—	—	—	(497.1)	(497.1)	54.7	(442.4)
Change in unrealized investment gains and losses, net of tax	—	—	—	—	2,669.0	—	2,669.0	—	2,669.0
Change in equity of noncontrolling interests	—	—	—	—	—	—	—	39.2	39.2
Dividends paid	—	—	—	—	—	(875.0)	(875.0)	—	(875.0)
Return of Capital	—	(2,000.0)	—	—	—	—	(2,000.0)		(2,000.0)
Shares acquired at cost	—	—	(2.8)	—	—	—	(2.8)	—	(2.8)
Shares distributed at cost	—	—	9.9	—	—	—	9.9	—	9.9
Reserve for equity compensation plans	—	—	—	0.6	—	—	0.6	—	0.6
Fair value of shares issued under equity compensation plans	—	—	—	(4.3)	—	—	(4.3)	—	(4.3)

Balances as of December 31, 2019	—	3,077.8	(4.3)	0.5	2,332.9	1,365.8	6,772.7	484.1	7,256.8

Net loss	—	—	—	—	—	(332.1)	(332.1)	(3.6)	(335.7)
Change in unrealized investment gains and losses, net of tax	—	—	—	—	301.2	—	301.2	—	301.2
Change in equity of noncontrolling interests	—	—	—	—	—	—	—	13.1	13.1
Common stock issuance—debt restructure	—	2,350.0	—	—	—	—	2,350.0	—	2,350.0
Common stock issuance—Athene	—	500.0	—	—	—	—	500.0	—	500.0
Change in accounting principle, net of tax	—	—	—	—	—	(55.5)	(55.5)	—	(55.5)
Shares acquired at cost	—	—	(17.6)	—	—	—	(17.6)	—	(17.6)
Shares distributed at cost	—	—	17.6	—	—	—	17.6	—	17.6
Reserve for equity compensation plans	—	—	—	7.6	—	—	7.6	—	7.6
Fair value of shares issued under equity compensation plans	—	—	—	(0.4)	—	—	(0.4)	—	(0.4)

Balances as of December 31, 2020	$—	$5,927.8	$(4.3)	$7.7	$2,634.1	$978.2	$9,543.5	$493.6	$10,037.1

See accompanying Notes to Consolidated Financial Statements.

Jackson Financial Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In millions)

	For the Years Ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net (loss) income	$(335.7)	$(442.4)	$2,054.3
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized (gains) losses on investments	(479.3)	(197.3)	18.8
Net losses on derivatives	7,369.7	6,578.1	479.9
Interest credited on other contract holder funds, gross	1,213.2	1,648.0	1,564.8
Mortality, expense and surrender charges	(593.2)	(641.0)	(663.2)
Amortization of discount and premium on investments	46.5	19.2	7.3
Deferred income tax (benefit) expense	(417.3)	(673.7)	226.3
Share-based compensation	55.9	78.9	38.6
Cash (paid to) received from reinsurance transaction	(31.7)	36.6	321.9
Change in:
Accrued investment income	48.4	38.2	35.2
Deferred acquisition costs and sales inducements	(1,358.6)	(1,787.9)	332.4
Other assets and liabilities, net	(248.6)	279.4	801.2

Net cash provided by operating activities	5,269.3	4,936.1	5,217.5

Cash flows from investing activities:
Sales, maturities and repayments of:
Debt securities	15,124.6	10,123.0	5,582.8
Equity securities	45.3	423.0	103.4
Commercial mortgage loans	1,127.1	1,242.8	1,028.6
Purchases of:
Debt securities	(16,684.6)	(11,067.9)	(8,665.7)
Equity securities	(56.3)	(119.8)	(552.2)
Commercial mortgage loans	(827.1)	(1,750.1)	(1,070.4)
Other investing activities	(4,924.6)	(7,738.2)	2,345.4

Net cash used in investing activities	(6,195.6)	(8,887.2)	(1,228.1)

Cash flows from financing activities:
Policyholders’ account balances:
Deposits	19,635.0	22,636.2	21,011.3
Withdrawals	(23,176.1)	(23,132.6)	(22,010.5)
Net transfers to separate accounts	2,560.6	2,646.2	(225.0)
Proceeds from repurchase agreements	1,100.0	—	—
Net proceeds from (payments on) Federal Home Loan Bank notes	79.9	300.1	(600.1)
Net proceeds from (payments on) borrowings	(59.7)	2,345.0	(5.0)
Disposition of shares held in trust at cost, net	—	7.1	7.4
Dividends paid	—	(875.0)	(450.0)
Capital distribution to Parent	—	(2,000.0)	—
Common stock issuance—Athene	500.0	—	—

Net cash provided by (used in) financing activities	639.7	1,927.0	(2,271.9)

Net (decrease) increase in cash and cash equivalents	(286.6)	(2,024.1)	1,717.5
Cash and cash equivalents, beginning of year	1,911.1	3,935.2	2,217.7

Total cash and cash equivalents, end of year	$1,624.5	$1,911.1	$3,935.2

Supplemental cash flow information
Income tax paid	$4.0	$395.1	$22.8
Interest paid	$81.1	$30.8	$33.0

See accompanying Notes to Consolidated Financial Statements.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

1.	Business and Basis of Presentation

Jackson Financial Inc. (“Jackson Financial”) along with its subsidiaries (collectively, the “Company”), is a financial services company focused on helping Americans grow and protect their retirement savings and income to enable them to pursue financial freedom for life in the United States (“U.S.”). Jackson Financial, domiciled in the U.S., is a majority-owned subsidiary of Prudential plc (“Prudential”), London, England and is the holding company for Prudential’s U.S. operations. Jackson Financial’s primary life insurance subsidiary, Jackson National Life Insurance Company and its insurance subsidiaries (“Jackson”), is licensed to sell group and individual annuity products (including immediate, index linked, deferred fixed, and variable annuities), guaranteed investment contracts (“GICs”) and individual life insurance products, including variable universal life, in all 50 states and the District of Columbia. In addition to Jackson, Jackson Financial’s primary operating subsidiaries are as follows:

•

PPM Holdings, Inc. (“PPM”), is the Company’s investment management operation that manages the life insurance companies’ general account investment funds. PPM also provides investment services to other affiliated and unaffiliated institutional clients.

•	Brooke Life Insurance Company (“Brooke Life”), Jackson’s direct parent, is a life insurance company licensed to sell life insurance and annuity products in the state of Michigan.

Other subsidiaries, which are wholly owned by Jackson, consist of the following:

•

Life insurers: Jackson National Life Insurance Company of New York (“JNY”), Squire Reassurance Company LLC (“Squire Re”), Squire Reassurance Company II, Inc. (“Squire Re II”), VFL International Life Company SPC, LTD and Jackson National Life (Bermuda) LTD;

•	Broker-dealer, investment management and investment advisor subsidiaries: Jackson National Life Distributors, LLC; Jackson National Asset Management, LLC;

•	PGDS (US One) LLC (“PGDS”), which provides certain services to the Company and certain affiliates; and

•	Other insignificant wholly owned subsidiaries.

The consolidated financial statements also include other insignificant partnerships, limited liability companies (“LLCs”) and variable interest entities (“VIEs”) in which the Company is deemed the primary beneficiary.

Other

As a result of the spread of the COVID-19 coronavirus, economic uncertainties have arisen which may have an impact on the Company’s capital position. As the economic uncertainties are on-going, the potential impact continues to vary and is unknown at this time. The Company has implemented business continuity plans that were already in place to ensure the availability of services for our customers, work at home capabilities for our staff, where appropriate, and other ongoing risk management activities related to the current ongoing market stress.

On January 28, 2021, Prudential announced that they plan to pursue the separation of its US business operations in the second quarter of 2021 through a demerger. The demerger, which is subject to shareholder and regulatory approval, would result in a significantly earlier separation of the US business operations than originally announced in 2020. At the point of demerger, Prudential is anticipated to retain a 19.9 percent non-controlling interest in the Company.

On June 18, 2020, the Company’s subsidiary, Jackson, announced that it had entered into a funds withheld coinsurance agreement with Athene Life Re Ltd. (“Athene”) effective June 1, 2020 to reinsure on 100% quota share basis, a block of Jackson’s in-force fixed and fixed-index annuity product liabilities in exchange

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

for a $1.2 billion ceding commission, which was subject to a post-closing adjustment. Jackson allocated investments with a book value of approximately $25.6 billion in support of reserves associated with the transaction to a segregated custody account, which investments are subject to an investment management agreement between Jackson and Apollo Insurance Solutions Group LP (“Apollo”), an Athene affiliate. The Company retains title to the custody account and assets therein, however Apollo manages all of the assets held in the related custody account and the total returns of the assets ultimately inure to the benefit of Athene under the terms of the coinsurance agreement. To further support its obligations under the reinsurance agreements, Athene procured $1.2 billion in letters of credit for Jackson’s benefit and established a trust account for Jackson’s benefit, which had a book value of approximately $69.5 million. In September 2020, the post-closing settlement resulted in ceded premium of $6.3 million and a decrease of $28.5 million in ceding commission.

On June 18, 2020, the Company entered into an investment agreement with Athene Life Re Ltd., pursuant to which Athene would invest $500.0 million of capital into the Company in return for a 9.9 percent voting interest corresponding to a 11.1 percent economic interest in the Company. The transaction was completed on July 17, 2020. Subsequently, in August 2020, the Company contributed the $500.0 million, as a capital contribution, to its insurance company subsidiary, Jackson.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Intercompany accounts and transactions have been eliminated upon consolidation. Certain amounts in the 2019 notes to the consolidated financial statements have been reclassified to conform to the 2020 presentation, as further described below.

In 2020, the Company revised its income statement presentation of derivatives to include all cash settlements and changes in fair value within one line item. In prior years, the periodic cash settlements with respect to interest rate swap derivatives of $72.6 million and $126.2 million in 2019 and 2018, respectively, were included in net investment income. As a result of this change, the Company has amended the income statement line item description to “Net losses on derivatives and investments” and has reflected this change accordingly within the Company’s Investments (Note 3), Derivative Instruments (Note 4), and Fair Value Measurements (Note 5) disclosures. In addition, this change has also been reflected in Segment Information (Note 13), as the cash settlement portion of the derivative income was previously reflected in net investment income and, therefore, was included in pretax adjusted operating earnings. The Company believes this presentation to be correct and have added a line to include these settlements in operating revenues. This change was a presentational change only, it did not impact total revenue or operating revenues. The Company concluded this change to be an immaterial correction of an error.

In 2020, the Company updated its disclosure within Investments (Note 3) to disclose the carrying value and maximum exposure to loss for unconsolidated VIEs. The Company determined that the maximum exposure to loss of $2,266.9 million and $2,112.3 million as of December 31, 2019 and 2018, respectively, was not explicitly stated in the Company’s prior financial statements. Additionally, amortized cost was not explicitly stated to be the maximum exposure to loss related to mutual funds in the Company’s prior financial statements. Based on the qualitative disclosures that were provided previously in the Company’s notes to consolidated financial statements, the prior omission of the quantitative information was not deemed to be material.

The Company concluded the correction of the disclosure errors noted above are immaterial. In addition, the Company concluded these errors did not have any impact on its consolidated balance sheets or consolidated statement of cashflows.

In 2020, the Company revised its balance sheet presentation with respect to assets held as collateral for reinsurance and has determined to separately report these assets within a single line item. As a result, the

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Company has reclassified the $3.6 billion and $3.7 billion of funds withheld assets at December 31, 2020 and 2019, respectively, into one line item called “Funds withheld reinsurance assets,” within its consolidated balance sheets. In addition, the Company has reflected this change accordingly within its Investments (Note 3) and Fair Value Measurements (Note 5) disclosures, as applicable. This change was a presentational change only and did not have any impact on total assets.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the use of estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and the accompanying notes. Significant estimates or assumptions, as further discussed in the notes, include: 1) valuation of investments and derivative instruments, including fair values of securities deemed to be in an illiquid market and the determination of when an impairment is necessary; 2) assessments as to whether certain entities are variable interest entities, the existence of reconsideration events and the determination of which party, if any, should consolidate the entity; 3) assumptions impacting estimated future gross profits, including but not limited to, policyholder behavior, mortality rates, expenses, projected hedging costs, investment returns and policy crediting rates, used in the calculation of amortization of deferred acquisition costs and deferred sales inducements; 4) assumptions used in calculating policy reserves and liabilities, including but not limited to, policyholder behavior, mortality rates, expenses, investment returns and policy crediting rates; 5) assumptions as to future earnings levels being sufficient to realize deferred tax benefits; 6) estimates related to expectations of credit losses on certain financial assets and off balance sheet exposures; 7) assumptions and estimates associated with the Company’s tax positions, including an estimate of the dividends received deduction, which impact the amount of recognized tax benefits recorded by the Company; 8) value of guaranteed benefits; and 9) value of business acquired, its recoverability and amortization. These estimates and assumptions are based on management’s best estimates and judgments. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors deemed appropriate. As facts and circumstances dictate, these estimates and assumptions may be adjusted. Since future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in estimates, including those resulting from continuing changes in the economic environment, will be reflected in the consolidated financial statements in the periods the estimates are changed.

2.	Summary of Significant Accounting Policies

Changes in Accounting Principles—Adopted in Current Year

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments,” which provides a new current expected credit loss (“CECL”) model to account for credit losses on certain financial assets and off-balance sheet exposures. The model requires an entity to estimate lifetime credit losses related to such financial assets and exposures based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The guidance also modified the current other-than-temporary impairment guidance for available for sale debt securities to require the use of an allowance rather than a direct write down of the investment and replaces existing guidance for purchased credit deteriorated loans and debt securities. The guidance also requires enhanced disclosures. Effective January 1, 2020, the Company adopted ASU 2016-13 and all related amendments with a cumulative effect pre-tax adjustment of $70.2 million to reduce retained earnings, primarily related to the Company’s commercial mortgage loans and reinsurance recoverable.

In August 2018, the FASB issued ASU No. 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract,” which align the requirements for

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. Effective January 1, 2020, the Company prospectively adopted ASU 2018-15 and all related amendments to implementation costs incurred during the year. The adoption of ASU 2018-15 did not have a significant effect on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Changes to the Disclosure Requirements for Fair Value Measurements,” which modifies the disclosure requirements on fair value measurements. Effective January 1, 2020, the Company adopted ASU No. 2018-13, resulting in revised disclosures within the Company’s consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. The new guidance provides optional expedients for applying GAAP to contracts and other transactions affected by reference rate reform, and is effective for contract modifications made between March 12, 2020 and December 31, 2022. If certain criteria are met, an entity will not be required to remeasure or reassess contracts impacted by reference rate reform. This standard may be elected and applied prospectively as reference rate reform unfolds, but no contracts were modified prior to year-end. The adoption of the new guidance did not have an impact on the consolidated financial statements. The Company will continue to evaluate the impacts of reference rate reform on contract modifications and other transactions through December 31, 2022.

Changes in Accounting Principles—Issued but Not Yet Adopted

In August 2018, the FASB issued ASU No. 2018-12, “Targeted Improvements to the Accounting for Long Duration Contracts,” which includes changes to the existing recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. The amendments in this Update contain four significant changes: 1) For the calculation of the liability for future policy benefits of nonparticipating traditional and limited-payment insurance and reinsurance contracts, cash flow assumptions and discount rates will be required to be updated at least annually; 2) Market risk benefits, a new term for certain contracts or features that provide for potential benefits in addition to the account balance which exposes the insurer to other than nominal market risk, will be measured at fair value; 3) deferred acquisition costs (“DAC”) will be amortized on a constant-level basis, independent of profitability; and 4) enhanced disclosures, including quantitative information in rollforwards for balance sheet accounts, as well as information about significant inputs, judgments, assumptions and methods used in measurement will be required. ASU No. 2018-12 is effective for fiscal years beginning after December 15, 2022, with required retrospective application to January 1, 2021. Early adoption is permitted. The Company has begun its implementation efforts and is currently assessing the impact of the new guidance. Given the nature and extent of the required changes, the adoption of this standard is expected to have a significant impact on the Company’s consolidated financial statements and disclosures. In addition to the initial balance sheet impact upon adoption, the Company also expects a change in the pattern of future profit emergence.

Comprehensive Income

Comprehensive income includes all changes in stockholders’ equity (except those arising from transactions with owners/stockholders) and, in the Company’s case, includes net income and net unrealized gains or losses on available for sale securities.

Investments

Debt securities consist primarily of bonds, notes, and asset-backed securities. Acquisition discounts and premiums on debt securities are amortized into investment income through call or maturity dates using the

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

effective interest method. Discounts and premiums on asset-backed securities are amortized over the estimated redemption period. Certain asset-backed securities are considered to be other than high quality or otherwise deemed to be high-risk, meaning the Company might not recover substantially all of its recorded investment due to unanticipated prepayment events. For these securities, changes in investment yields due to changes in estimated future cash flows are accounted for on a prospective basis. The carrying value of such securities was $40.5 million and $220.8 million as of December 31, 2020 and 2019, respectively.

Debt securities are generally classified as available for sale and are carried at fair value. For debt securities in an unrealized loss position, for which the Company deems an impairment necessary, the amortized cost may be written down to fair value through net losses on derivatives and investments, or an allowance for credit loss (“ACL”) may be recorded along with a charge to net losses on derivatives and investments. This is further described in Note 3.

Certain debt securities included from consolidation of certain variable interest entities are classified as available for sale and are carried at fair value under the fair value option with changes in fair value included in net investment income. Other debt securities included from consolidation of certain variable interest entities are classified as trading securities and are carried at fair value with the changes in fair value included in net investment income.

Equity securities include common stocks, preferred stocks, mutual funds, and limited partnerships (“LPs”). Carrying values for limited partnership investments are generally determined by using the proportion of the Company’s investment in each fund (Net Asset Value (“NAV”) equivalent) as a practical expedient for fair value. All equity securities are carried at fair value with changes in value included in net investment income.

Commercial mortgage loans are carried at the aggregate unpaid principal balance, adjusted for any applicable unamortized discount or premium, or ACL. Acquisition discounts and premiums on mortgage loans are amortized into investment income through maturity dates using the effective interest method. Interest income is accrued on the principal balance of the loan based on the loan’s contractual interest rate. Interest income and amortization of premiums and discounts are reported in net investment income along with prepayment fees and mortgage loan fees, which are recorded as incurred.

The Company reviews mortgage loans on a quarterly basis to estimate the ACL with changes in the ACL recorded in net losses on derivatives and investments. Apart from an ACL recorded on individual mortgage loans where the borrower is experiencing financial difficulties, the Company records an ACL on the pool of mortgage loans based on lifetime expected credit losses. The process for determining the ACL is further described in Note 3.

Unfunded commitments are included in the model and an ACL is determined accordingly. Credit loss estimates are pooled by property type and the Company does not include accrued interest in the determination of ACL.

Mortgage loans on real estate deemed uncollectible are charged against the ACL, and subsequent recoveries, if any, are credited to the ACL.

Accrued interest receivables are presented separate from the amortized cost of debt securities and mortgage loans. An ACL is not estimated on an accrued interest receivable, rather receivable balances that are deemed uncollectable are written off with a corresponding reduction to net investment income.

Policy loans are loans the Company issues to contract holders that use the cash surrender value of their life insurance policy or annuity contract as collateral. At both December 31, 2020 and 2019, the Company had $1.1 billion of policy loans, which were carried at the unpaid principal balances.

Other invested assets primarily include investments in Federal Home Loan Bank capital stock and real estate. Federal Home Loan Bank capital stock is carried at cost and adjusted for any impairment. Real estate is carried at the lower of depreciated cost or fair value.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The Company’s involvement with variable interest entities (“VIEs”) is primarily to invest in assets that gain exposure to a broadly diversified portfolio of asset classes. A VIE is an entity that does not have sufficient equity to finance the activities of the entity without additional subordinated financial support or where investors lack certain characteristics of a controlling financial interest. The Company performs ongoing qualitative assessments of variable interests in VIEs to determine whether it has a controlling financial interest and would therefore be considered the primary beneficiary of the VIE. If the Company determines it is the primary beneficiary of a VIE, it consolidates the assets and liabilities of the VIE in its consolidated financial statements.

Realized gains and losses on sales of investments are recognized in income at the date of sale and are determined using the specific cost identification method.

The changes in unrealized gains and losses on certain investments that are classified as available for sale and the non-credit related portion of other-than-temporary impairment charges, prior to adoption of ASU 2016-13, are excluded from net income and included as a component of other comprehensive income and total equity, net of tax and the effect of the adjustment for deferred acquisition costs and deferred sales inducements. The changes in unrealized gains and losses on investments for which the Company elected the fair value option are included in net investment income.

Freestanding Derivative Instruments

The Company enters into financial derivative transactions, including, but not limited to, swaps, put-swaptions, futures and options to reduce and manage business risks. These transactions manage the risk of a change in the value, yield, price, cash flows, credit quality or degree of exposure with respect to assets, liabilities or future cash flows which the Company has acquired or incurred. The Company does not account for freestanding derivatives as either fair value or cash flow hedges as might be permitted if specific hedging documentation requirements were followed. As a result, freestanding derivatives are carried at fair value with settlements and changes in fair value recorded in net losses on derivatives and investments, as further detailed in Note 4.

With respect to the Company’s interest rate swaps and cross-currency swaps, which are further described in Note 4, the Company records the income related to periodic interest payment settlements within net losses on derivatives and investments. Although the Company does not account for these as cash flow hedges, the income from these settlements is considered operating income due to the cash settlement nature and is reported, as such, within the Company’s segment related disclosure within pretax adjusted operating earnings.

The Company manages the potential credit exposure for over-the-counter derivative contracts through evaluation of the counterparty credit standing, collateral agreements, and master netting agreements. The Company is exposed to credit-related losses in the event of nonperformance by counterparties, however, it does not anticipate nonperformance. There were no charges due to nonperformance by derivative counterparties in 2020, 2019, or 2018.

Embedded Derivatives

Certain liabilities, including trust instruments supported by funding agreements, fixed index annuities and guarantees offered in connection with variable or fixed index annuities issued by the Company, may contain embedded derivatives. Derivatives embedded in certain host insurance contracts that have been separated for accounting and financial reporting purposes, are carried at fair value. The results from changes in value of embedded derivatives are reported in net income, as further detailed in Note 4.

See “Variable Annuity Guarantees” and “Fixed Index Annuities” for additional information on the accounting policies for embedded derivatives bifurcated from insurance host contracts.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Variable Annuity Guarantees

Variable annuity contracts issued by the Company offer various guaranteed minimum death, withdrawal, income and accumulation benefits. Certain benefits, including non-life contingent components of guaranteed minimum withdrawal benefits (“GMWB”) and guaranteed minimum withdrawal benefits for life (“GMWB for Life”), guaranteed minimum accumulation benefits (“GMAB”) and the reinsurance recoverable on the Company’s guaranteed minimum income benefits (“GMIB”), are recorded at fair value. Guaranteed benefits that are not subject to fair value accounting are accounted for as insurance benefits. Variable annuity embedded derivatives are carried at fair value on the Company’s balance sheet as a component of reserves for future policy benefits and claims payable. The Company discontinued offering the GMIB in 2009 and GMAB in 2011.

The non-life contingent component of GMWB and GMWB for Life contracts consists of those guaranteed withdrawal amounts paid to the contract holder in excess of the account value of the contract, up to the amount of the living benefit base. Withdrawal amounts paid to the contract holder in excess of the living benefit base are considered life contingent, and are accounted for as insurance benefits. GMABs and non-life contingent components of GMWB and GMWB for Life contracts are recorded at fair value with changes in fair value recorded in net losses on derivatives and investments. The fair value of the reserve is based on the expectations of future benefit payments and certain future fees associated with the benefits. At the inception of the contract, the Company attributes to the embedded derivative a portion of rider fees collected from the contract holder, which is then held static in future valuations. Those fees, generally referred to as the attributed fees, are set such that the present value of the attributed fees is equal to the present value of future claims expected to be paid under the guaranteed benefit at the inception of the contract. In subsequent valuations, both the present value of future benefits and the present value of attributed fees are revalued based on current market conditions and policyholder behavior assumptions. The difference between each of the two components represents the fair value of the embedded derivative. Thus, when unfavorable equity market movements cause declines in the contract holder’s account value relative to the guarantee benefit, the valuation of future expected claims would generally increase relative to the measurement performed at the inception of the contract, resulting in an increase in the fair value of the embedded derivative liability (and vice versa).

Fair values for GMWB, GMWB for Life, and GMAB embedded derivatives, as well as GMIB reinsurance recoverables, are calculated using internally developed models because active, observable markets do not exist for those guaranteed benefits.

The fair value calculation is based on the present value of future cash flows comprised of future expected benefit payments, less future attributed rider fees, over the lives of the contracts. Estimating these cash flows requires numerous estimates and subjective judgments related to capital market inputs, as well as actuarially determined assumptions related to expectations regarding policyholder behavior. Capital market inputs include expected market rates of return, market volatility, correlations of market index returns to funds, fund performance and discount rates. The more significant actuarial assumptions include benefit utilization by policyholders, lapse, mortality, and withdrawal rates. Best estimate assumptions plus risk margins are used as applicable.

At each valuation date, the fair value calculation reflects expected returns based on the greater of LIBOR swap rates and constant maturity treasury rates as of that date to determine the value of expected future cash flows produced in a stochastic process. Volatility assumptions are based on available market data for implied market volatility for durations up to 10 years, grading to a historical volatility level by year 15, where such long-term historical volatility levels contain an explicit risk margin. Risk margins are also incorporated into the model assumptions, particularly for policyholder behavior. Estimates of future policyholder behavior are subjective and are based primarily on the Company’s experience.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The fair value of a liability reflects the effect of nonperformance risk. Nonperformance risk includes, but may not be limited to, a reporting entity’s own credit risk. The Company incorporates nonperformance risk into the fair value calculation through the use of discount rates based on a blend of observed market yields on debt for life insurers with similar credit ratings to the Company and matrix pricing data for expected yields on Jackson Financial debt (either actual debt issuance or indicative quotes) adjusted to operating company levels.

As markets change, mature and evolve and actual policyholder behavior emerges, management regularly evaluates the appropriateness of its assumptions for this component of the fair value model.

The use of the models and assumptions described above requires a significant amount of judgment. Management believes the aggregation of each of these components results in an amount that the Company would be required to transfer for a liability, or receive for an asset, to or from a willing buyer or seller, if one existed, for those market participants to assume the risks associated with the guaranteed benefits and the related reinsurance. However, the ultimate settlement amount of the asset or liability, which is currently unknown, could be significantly different than this fair value.

Fixed Index Annuities

The equity-linked option associated with fixed index annuities issued by the Company is accounted for at fair value as an embedded derivative on the Company’s consolidated balance sheets as a component of other contract holder funds, with changes in fair value recorded in net income. The fair value is determined using an option-budget method with capital market inputs of market index returns and discount rates as well as actuarial assumptions including lapse, mortality and withdrawal rates. Thus, favorable equity market movements cause increases in future contract holder benefits, resulting in an increase in the fair value of the embedded derivative liability (and vice versa). The Company also establishes a host contract reserve to support the underlying guaranteed account value growth. This host reserve is a component of other contract holder funds on the Company’s consolidated balance sheets. In addition, longevity riders may be issued on fixed index annuities. The benefits for these riders are reserved for as insurance benefits similarly to the life-contingent variable annuity guaranteed benefits described above, and are a component of reserves for future policy benefits and claims payable on the Company’s consolidated balance sheets.

Cash and Cash Equivalents

Cash and cash equivalents primarily include money market instruments and bank deposits.

Fair Value Measurement

Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s view of market assumptions in the absence of observable market information. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. All financial assets and liabilities measured at fair value are required to be classified into one of the following categories:

Level 1	Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 1 securities include U.S. Treasury securities and exchange traded equity securities and derivative instruments.

Level 2	Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Most debt securities that are model priced using observable inputs are classified within Level 2. Also included are freestanding and embedded derivative instruments that are priced using models with observable market inputs.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Level 3	Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Embedded derivatives that are valued using unobservable inputs are included in Level 3. Because Level 3 fair values, by their nature, contain unobservable market inputs, considerable judgment may be used to determine the Level 3 fair values. Level 3 fair values represent the Company’s best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

In many situations, inputs used to measure the fair value of an asset or liability may fall into different levels of the fair value hierarchy. In these situations, the Company determines the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value. As a result, both observable and unobservable inputs may be used in the determination of fair values that the Company has classified within Level 3.

The Company determines the fair values of certain financial assets and liabilities based on quoted market prices, where available. The Company may also determine fair value based on estimated future cash flows discounted at the appropriate current market rate. When appropriate, fair values reflect adjustments for counterparty credit quality, the Company’s credit standing, liquidity and risk margins on unobservable inputs.

Where quoted market prices are not available, fair value estimates are made at a point in time, based on relevant market data, as well as the best information about the individual financial instrument. At times, illiquid market conditions may result in inactive markets for certain of the Company’s financial instruments. In such instances, there may be no or limited observable market data for these assets and liabilities. Fair value estimates for financial instruments deemed to be in an illiquid market are based on judgments regarding current economic conditions, liquidity discounts, currency, credit and interest rate risks, loss experience and other factors. These fair values are estimates and involve considerable uncertainty and variability as a result of the inputs selected and may differ materially from the values that would have been used had an active market existed. As a result of market inactivity, such calculated fair value estimates may not be realizable in an immediate sale or settlement of the instrument. In addition, changes in the underlying assumptions used in the fair value measurement technique could significantly affect these fair value estimates.

Refer to Note 5 for further discussion of the methodologies used to determine fair values of the Company’s financial instruments.

Deferred Acquisition Costs

Under current accounting guidance, certain costs that are directly related to the successful acquisition of new or renewal insurance business are capitalized as deferred acquisition costs. These costs primarily pertain to commissions and certain costs associated with policy issuance and underwriting. All other acquisition costs are expensed as incurred.

Deferred acquisition costs are increased by interest thereon and amortized into income in proportion to anticipated premium revenues for traditional life policies and in proportion to estimated gross profits, including net losses on derivatives and investments, for annuities and interest-sensitive life products. Due to volatility of certain factors that affect gross profits, including net losses on derivatives and investments, amortization may be a benefit or a charge in any given period. In the event of negative amortization, the related deferred acquisition cost balance is capped at the initial amount capitalized, plus interest. Unamortized deferred acquisition costs are written off when a contract is internally replaced and substantially changed.

As certain available for sale debt securities are carried at fair value, an adjustment is made to deferred acquisition costs equal to the change in amortization that would have occurred if such securities had been

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

sold at their stated fair value and the proceeds reinvested at current yields. This adjustment, along with the change in net unrealized gains (losses) on available for sale debt securities, net of applicable tax, is credited or charged directly to equity as a component of other comprehensive income. At December 31, 2020 and 2019, deferred acquisition costs decreased by $174.2 million and $578.7 million, respectively, to reflect this adjustment.

For variable annuity business, the Company employs a mean reversion methodology that is applied with the objective of adjusting the amortization of deferred acquisition costs that would otherwise be highly volatile due to fluctuations in the level of future gross profits arising from changes in equity market levels. The mean reversion methodology achieves this objective by applying a dynamic adjustment to the assumption for short-term future investment returns. Under this methodology, the projected returns for the next five years are set such that, when combined with the actual returns for the current and preceding two years, the average rate of return over the eight-year period is 7.15% for 2020 and 7.4% for 2019, after external investment management fees. The mean reversion methodology does, however, include a cap and a floor of 15% and 0% per annum, respectively, on the projected return for each of the next five years. At December 31, 2020 and 2019, projected returns under mean reversion were within the range bound by the 15% cap and 0% floor. At December 31, 2020 and 2019, projected returns after the next five years were set at 7.15% and 7.4%, respectively.

In 2020, amortization of deferred acquisition costs included a write-off of $625.8 million related to the blocks of fixed and fixed-index annuity business, as a result of the Athene transaction. Subsequently, amortization of deferred acquisition costs increased $9.5 million as a result of changes in spread due to the transfer of Athene related investments to a funds withheld custody account.

Deferred acquisition costs are reviewed periodically to ensure that the unamortized portion does not exceed the expected recoverable amounts. Any amount deemed unrecoverable is written off with a charge through deferred acquisition costs amortization. No such write-offs were required for 2020, 2019, and 2018.

Deferred Sales Inducements

Under current accounting guidance, certain sales inducement costs that are directly related to the successful acquisition of new or renewal insurance business are capitalized as deferred sales inducement costs. Bonus interest on deferred fixed annuities and contract enhancements on fixed index annuities and variable annuities are capitalized as deferred sales inducements and included in other assets. Deferred sales inducements are increased by interest thereon and amortized into income in proportion to estimated gross profits, including net losses on derivatives and investments. Due to volatility of certain factors that affect gross profits, including net losses on derivatives and investments, amortization may be a benefit or a charge in any given period. In the event of negative amortization, the related deferred sales inducements balance is capped at the initial amount capitalized, plus interest. Unamortized deferred sales inducements are written off when a contract is internally replaced and substantially changed.

As certain debt securities available for sale are carried at fair value, an adjustment is made to deferred sales inducements equal to the change in amortization that would have occurred if such securities had been sold at their stated fair value and the proceeds reinvested at current yields. This adjustment, along with the change in net unrealized gains (losses) on debt securities available for sale, net of applicable tax, is credited or charged directly to equity as a component of other comprehensive income. At December 31, 2020 and 2019 deferred sales inducements decreased by $1.0 million and $88.6 million, respectively, to reflect this adjustment.

For variable annuity business, the Company employs the same mean reversion methodology as is employed for deferred acquisition costs as described above.

In 2020, amortization of deferred sales inducements included a write-off of $138.2 million related to the blocks of fixed and fixed-index annuity business, as a result of the Athene transaction.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Deferred sales inducements are reviewed periodically to ensure that the unamortized portion does not exceed the expected recoverable amounts. Any amount deemed unrecoverable is written off with a charge through deferred sales inducements amortization. No such write-offs were required for 2020, 2019 and 2018.

Actuarial Assumption Changes (Unlocking)

Annually, or as circumstances warrant, the Company conducts a comprehensive review of the assumptions used for its estimates of future gross profits underlying the amortization of deferred acquisition costs and deferred sales inducements, as well as the valuation of the embedded derivatives and reserves for life insurance and annuity products with living benefit and death benefit guarantees. These assumptions include, but may not be limited to, policyholder behavior, mortality rates, expenses, projected hedging costs, investment returns and policy crediting rates. Based on this review, the cumulative balances of deferred acquisition costs, deferred sales inducements and life and annuity guaranteed benefit reserves are adjusted with a corresponding benefit or charge to net income.

Reinsurance and Funds Held Under Reinsurance Treaties

The Company’s insurance subsidiaries enter into assumed and ceded reinsurance agreements with other companies in the normal course of business. Ceded reinsurance agreements are reported on a gross basis on the Company’s consolidated balance sheets as an asset for amounts recoverable from reinsurers or as a component of other assets or liabilities for amounts, such as premiums, owed to or due from reinsurers. Reinsurance assumed and ceded premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premium income and benefit expenses are reported net of reinsurance assumed and ceded.

Athene Reinsurance

As previously mentioned above, the Company’s subsidiary, Jackson, entered into a funds withheld coinsurance agreement with Athene effective June 1, 2020 to reinsure on 100% quota share basis, a block of Jackson’s in-force fixed and fixed-index annuity product liabilities. In connection with this reinsurance transaction, the Company transferred assets to a segregated custody account. The Company assessed the criteria under ASC 860 “Transfers and Servicing” with respect to the derecognition of assets and concluded the transfer met the criteria. As a result, the Company recognized a realized gain of $2.9 billion on these assets at the time of transfer. The Company also recorded a cost of reinsurance of $2.5 billion. Cost of reinsurance included the net impact of the ceded premium of $30.1 billion and ceded reserves of $27.6 billion.

The following table summarizes the impact of the Athene transaction on the consolidated statements of income for the year ended December 31, 2020 (in millions):

2020
Contractual ceding commission	$1,202.6
Cost of reinsurance	(2,520.2)
DAC write-off	(764.0)
Realized gain	2,891.0

Total pretax gain on Athene	$809.4

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Swiss Re Reinsurance

The Company has three retrocession reinsurance agreements (“retro treaties”) with Swiss Reinsurance Company Ltd. (“SRZ”). Pursuant to these retro treaties, the Company ceded to SRZ on a 100% coinsurance basis, subject to pre-existing reinsurance with other parties, certain blocks of business.

As a result, the Company holds certain assets as collateral for the reinsurance recoverable. Investment income and net losses on derivatives and investments earned on assets held as collateral are paid by the Company to the reinsurer, pursuant to the terms of the agreements. Investment income and net losses on derivatives and investments are reported net of investment income and net losses on derivatives and investments on funds held under reinsurance treaties, with no net impact on the Company’s consolidated income statements.

The Company elected the fair value option for assets which are held as collateral for reinsurance, as further described below. Accordingly, the Company established a funds held liability, for which the Company also elected the fair value option. The value of the funds held liability is equal to the fair value of the assets held as collateral.

The income credited to reinsurers on the funds held for the reinsurance agreements is based on the income earned on those assets, which results in an embedded derivative (total return swap). However, the Company elected the fair value option for the funds held liability, which is carried at fair value with changes in fair value reported in net investment income. Accordingly, the embedded derivative is not bifurcated or separately valued.

Value of Business Acquired

The Company has an intangible asset representing the value of business acquired (“VOBA”), which is included in other assets. In connection with the acquisition of insurance policies and investment contracts in the acquisition of a business, a portion of the purchase price is assigned to the right to receive future gross profits from previously acquired insurance policies and investment contracts. This intangible asset, or VOBA, represents the actuarially estimated present value of future cash flows from the acquired policies. The Company established a VOBA intangible asset for the acquired traditional life insurance products and deferred annuity contracts. This intangible asset is amortized over the life of the business, which approximates 20 years. The unamortized VOBA balance is subject to recoverability testing at the end of each reporting period to ensure that the balance does not exceed the present value of anticipated gross profits.

Income Taxes

The Company files separate non-life and life insurance consolidated federal income tax returns with the U.S. federal government and various state and local jurisdictions, as well as certain foreign jurisdictions.

Jackson Financial and its non-life insurance subsidiaries, Jackson Holdings, LLC and PPM, file a consolidated non-life federal income tax return. Brooke Life files a consolidated life insurance company tax return with Jackson, JNY, and Squire Re II. Jackson National Life (Bermuda) LTD and VFL International Life Company SPC, LTD are taxed as controlled foreign corporations of Jackson. With the exception of several insignificant wholly-owned subsidiaries that are not included in the Brooke Life consolidated tax return, all other subsidiaries of Jackson are limited liability companies with all of their interests owned by Jackson. Accordingly, they are not considered separate entities for income tax purposes and, therefore, are taxed as part of the operations of Jackson. Income tax expense is calculated on a separate company basis.

Jackson Financial, Jackson Holdings LLC, and PPM have entered into written tax sharing agreements. These tax sharing agreements are generally based on a separate return basis with benefits for credits and losses.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Brooke Life, Jackson, JNY, and Squire RE II have entered into written tax sharing agreements. These tax sharing agreements are generally based on a separate return basis with benefits for credits and losses.

Deferred federal income taxes arise from the recognition of temporary differences between the basis of assets and liabilities determined for financial reporting purposes and the basis determined for income tax purposes. Such temporary differences are principally related to the effects of recording certain invested assets at market value, the deferral of acquisition costs and sales inducements and the provisions for future policy benefits and expenses. Deferred tax assets and liabilities are measured using the tax rates expected to be in effect when such benefits are realized. The Company is required to test the value of deferred tax assets for realizability. Deferred tax assets are reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. In determining the need for a valuation allowance, the Company considers the carryback eligibility of losses, reversal of existing temporary differences, estimated future taxable income and tax planning strategies.

The determination of the valuation allowance for the Company’s deferred tax assets requires management to make certain judgments and assumptions regarding future operations that are based on historical experience and expectations of future performance. In order to recognize a tax benefit in the consolidated financial statements, there must be a greater than fifty percent chance of success of the Company’s position being sustained by the relevant taxing authority with regard to that tax position. Management’s judgments are potentially subject to change given the inherent uncertainty in predicting future performance, which is impacted by such factors as policyholder behavior, competitor pricing and other specific industry and market conditions.

The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits as a component of tax expense.

Reserves for Future Policy Benefits and Claims Payable and Other Contract Holder Funds

For traditional life insurance contracts, which include term and whole life, reserves for future policy benefits are determined using the net level premium method and assumptions as of the issue date or acquisition date as to mortality, interest, lapse and expenses, plus provisions for adverse deviations. These assumptions are not unlocked unless the reserve is determined to be deficient. Interest rate assumptions range from 2.5% to 6.0%. Lapse, mortality, and expense assumptions for recoverability are based primarily on Company experience. The Company’s liability for future policy benefits also includes net liabilities for guaranteed benefits related to certain nontraditional long-duration life and annuity contracts, which are further discussed in Note 9.

Group payout annuities consist of a closed block of defined benefit annuity plans. The liability for future benefits for these limited payment contracts is calculated using assumptions as of the acquisition date as to mortality and expense plus provisions for adverse deviation.

In conjunction with a prior acquisition, the Company recorded a fair value adjustment at acquisition related to certain annuity and interest sensitive liability blocks of business to reflect the cost of the interest guarantees within the in-force liabilities, based on the difference between the guaranteed interest rate and an assumed new money guaranteed interest rate at acquisition. This adjustment was recorded in reserves for future policy benefits and claims payable. This reserve is reassessed at the end of each period, taking into account changes in the in-force block. Any resulting change in the reserve is recorded as a change in policy reserve through the consolidated income statements.

For the Company’s interest-sensitive life contracts, liabilities approximate the policyholder’s account value, plus the remaining balance of the fair value adjustment related to previously acquired business. For fixed deferred annuities, the fixed option on variable annuities, guaranteed investment contracts and other

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

investment contracts, the liability is the policyholder’s account value, plus, as applicable, the unamortized balance of the previously mentioned fair value adjustment. The liability for fixed index annuities is based on three components, 1) the imputed value of the underlying guaranteed host contract, 2) the fair value of the embedded option component of the contract, and 3) the liability for guaranteed benefits related to the minimum payments for life rider.

The Company has formed both a special purpose vehicle and a statutory business trust, solely for the purpose of issuing Medium Term Note instruments to institutional investors, the proceeds of which are deposited with the Company and secured by the issuance of funding agreements.

Those Medium Term Note instruments issued in a foreign currency have been economically hedged for changes in exchange rates using cross-currency swaps. The fair value of derivatives embedded in funding agreements, including unrealized foreign currency gains and losses, are included in the carrying value of the trust instruments supported by funding agreements.

Trust instrument liabilities are adjusted to reflect the effects of foreign currency gains and losses using exchange rates as of the reporting date. Foreign currency gains and losses are included in net losses on derivatives and investments.

Jackson and Squire Re are members of the Federal Home Loan Bank of Indianapolis (“FHLBI”) primarily for the purpose of participating in the bank’s mortgage-collateralized loan advance program with short-term and long-term funding facilities. Members are required to purchase and hold a minimum amount of FHLBI capital stock, plus additional stock based on outstanding advances. Advances are in the form of short-term or long-term notes or funding agreements issued to FHLBI.

The Company’s institutional products business is comprised of the guaranteed investment contracts, funding agreements and FHLBI funding agreement advances described above.

Contingent Liabilities

The Company is a party to legal actions and, at times, regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate their impact on the Company’s financial position. A reserve is established for contingent liabilities if it is probable that a loss has been incurred and the amount is reasonably estimable. It is possible that an adverse outcome in certain of the Company’s contingent liabilities, or the use of different assumptions in the determination of amounts recorded, could have a material effect upon the Company’s financial position. However, it is the opinion of management that the ultimate disposition of contingent liabilities is unlikely to have a material adverse effect on the Company’s financial position.

Separate Account Assets and Liabilities

The Company maintains separate account assets, which are reported at fair value. The related liabilities are reported at an amount equivalent to the separate account assets. At December 31, 2020 and 2019, the assets and liabilities associated with variable life and annuity contracts were $219.1 billion and $195.1 billion, respectively. Investment risks associated with market value changes are borne by the contract holders, except to the extent of minimum guarantees made by the Company. Refer to Note 14 for additional information regarding the Company’s contractual guarantees. Separate account net investment income, net investment realized and unrealized gains and losses, and the related liability changes are offset within the same line item in the consolidated income statements. Amounts assessed against the contract holders for mortality, variable annuity benefit guarantees, administrative, and other services are reported in revenue as fee income.

Included in the above mentioned assets and liabilities is a Jackson issued group variable annuity contract designed for use in connection with and issued to the Company’s Defined Contribution Retirement Plan.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

These deposits are allocated to the Jackson National Separate Account – II, which had balances of $364.5 million and $316.3 million at December 31, 2020 and 2019, respectively. The Company receives administrative fees for managing the funds. These fees are recorded as earned and included in fee income in the consolidated income statements.

Debt

Liabilities for the Company’s debt are primarily carried at an amount equal to the unpaid principal balance. Original issuance discount or premium and any debt issue costs, if applicable, are recognized as a component of interest expense over the period the debt is expected to be outstanding. Refer to Note 10 for further information regarding the Company’s debt.

Share-Based Compensation

As more fully described in Note 16, the Company has certain share award plans that are either equity settled or liability settled. The Company recognizes compensation expense based on a grant-date award fair value, ratably over the requisite service period of each individual grant, which generally equals the vesting period. Additional compensation expense is recognized based on the change in fair value of the award at the end of each reporting period.

Earnings per Share

Basic earnings per share is calculated by dividing net (loss) income attributable to Jackson Financial Inc. shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share includes the effect of all potentially dilutive instruments, such as share-based awards. Refer to Note 23 for further information regarding the Company’s earnings per share.

Revenue and Expense Recognition

Premiums for traditional life insurance are reported as revenues when due. Benefits, claims and expenses are associated with earned revenues in order to recognize profit over the lives of the contracts. This association is accomplished through provisions for future policy benefits and the deferral and amortization of certain acquisition costs.

Deposits on interest-sensitive life products and investment contracts, principally deferred annuities and guaranteed investment contracts, are treated as policyholder deposits and excluded from revenue. Revenues consist primarily of investment income and charges assessed against the account value for mortality charges, surrenders, variable annuity benefit guarantees and administrative expenses. Fee income also includes revenues related to asset management fees and certain service fees. Surrender benefits are treated as repayments of the policyholder account. Annuity benefit payments are treated as reductions to the policyholder account. Death benefits in excess of the policyholder account are recognized as an expense when incurred. Expenses consist primarily of the interest credited to policyholder deposits. Underwriting and other direct acquisition expenses are associated with gross profit in order to recognize profit over the life of the business. This is accomplished through deferral and amortization of acquisition costs and sales inducements. Expenses not related to policy acquisition are recognized when incurred.

Advisory and wealth management fees are primarily related to commission revenue earned by the Company’s independent broker-dealer subsidiaries, which is recorded as earned at the time of sale. The related commission expense is also recognized at the time of sale and is recorded in operating costs and other expenses, net of deferrals.

Investment income is not accrued on securities in default and otherwise where the collection is uncertain. In these cases, receipts of interest on such securities are used to reduce the cost basis of the securities.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Management Fees Based on a Formula

PPM receives an investment management fee for services as an asset manager for various entities. These investment management fees are recognized ratably over the period that assets are managed. The Company also receives performance-based incentive fees from certain entities for which it invests based on predetermined formulas. These performance fees are recorded as revenue as the amount that would be due under the formula at any point in time if the contract was terminated at that date. Performance related management fees are typically earned over a three-year period or, for certain collateralized debt obligation (“CDO”) entities, over the life of the agreement, and can result in additional fees, or fee rebates. During the performance period, revenue is recognized based on projected performance and asset levels. Actual results may vary and could lead to a significant difference from amounts previously recorded as earned and could result in negative performance fee revenue in a reporting period.

Subsequent Events

The Company has evaluated events through February 26, 2021, which is the date the consolidated financial statements were available to be issued.

On February 10, 2021, senior leadership changes were announced appointing Laura Prieskorn as Chief Executive Officer and Marcia Wadsten as Chief Financial Officer of the Company.

On February 22, 2021, the Company closed loan facilities including a $1.0 billion revolving credit facility and $2.7 billion delayed draw term loans with a syndicate of banks. The revolving credit facility provides liquidity backstop after separation from Prudential and delayed draw term loans will be used for general corporate purposes, including liquidity at the holding company and capitalization of the insurance subsidiaries.

3.	Investments

Investments are comprised primarily of fixed-income securities and loans, primarily publicly-traded corporate and government bonds, asset-backed securities and commercial mortgage loans. Asset-backed securities include mortgage-backed and other structured securities. The Company generates the majority of its general account deposits from interest-sensitive individual annuity contracts, life insurance products and guaranteed investment contracts on which it has committed to pay a declared rate of interest. The Company’s strategy of investing in fixed-income securities and loans aims to ensure matching of the asset yield with the amounts credited to the interest-sensitive liabilities and to earn a stable return on its investments.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Debt Securities

The following table sets forth the composition of the fair value of debt securities at December 31, 2020, classified by rating categories as assigned by nationally recognized statistical rating organizations (“NRSRO”), the National Association of Insurance Commissioners (“NAIC”), or if not rated by such organizations, the Company’s consolidated investment advisor. At December 31, 2020, the carrying value of investments rated by the Company’s consolidated investment advisor totaled $459.8 million. For purposes of the table, if not otherwise rated higher by a NRSRO, NAIC Class 1 investments are included in the A rating; Class 2 in BBB; Class 3 in BB and Classes 4 through 6 in B and below.

Investment Rating	Percent of Total Debt Securities Carrying Value December 31, 2020
AAA	22.0%
AA	6.0%
A	35.3%
BBB	31.3%

Investment grade	94.6%

BB	1.5%
B and below	3.9%

Below investment grade	5.4%

Total debt securities	100.0%

At December 31, 2020, based on ratings by NRSROs, of the total carrying value of debt securities in an unrealized loss position, 88% were investment grade, 1% were below investment grade and 11% were not rated. Unrealized losses on debt securities that were below investment grade or not rated were approximately 18% of the aggregate gross unrealized losses on available for sale debt securities.

Corporate securities in an unrealized loss position were diversified across industries. As of December 31, 2020, the industries accounting for the largest percentage of unrealized losses included financial services (57% of corporate gross unrealized losses) and energy (15%). The largest unrealized loss related to a single corporate obligor was $14.0 million at December 31, 2020.

In accordance with guidance adopted January 1, 2020 regarding expected credit loss, securities that incurred a credit loss after December 31, 2019 and were still held at December 31, 2020, are presented net of ACL. In accordance with previous guidance, the non-credit other-than-temporary impairment (“OTTI”) loss is presented for securities, where applicable. At December 31, 2020 and 2019, the amortized cost, gross unrealized gains and losses, fair value and OTTI of debt securities or ACL, including $1,108.9 million and $1,286.8 million in securities carried at fair value under the fair value option, were as follows (in millions):

December 31, 2020	Amortized Cost (1)	Allowance for Credit Loss	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt Securities
U.S. government securities	$4,920.6	$—	$162.0	$114.9	$4,967.7
Other government securities	941.6	—	172.8	—	1,114.4
Public utilities	4,466.7	—	822.3	0.8	5,288.2
Corporate securities	19,071.2	—	2,217.4	26.5	21,262.1
Residential mortgage-backed	249.3	—	15.3	—	264.6
Commercial mortgage-backed	1,465.6	—	124.1	1.8	1,587.9
Other asset-backed securities	1,363.8	13.6	34.0	3.7	1,380.5

Total debt securities	$32,478.8	$13.6	$3,547.9	$147.7	$35,865.4

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

December 31, 2019	Amortized Cost (1)	Gross Unrealized Gains	Gross Unrealized Losses	Gross Fair Value	Non-credit OTTI (2)
Debt Securities
U.S. government securities	$5,662.2	$427.5	$0.7	$6,089.0	$—
Other government securities	1,513.5	140.2	0.1	1,653.6	—
Public utilities	6,191.1	604.3	2.4	6,793.0	—
Corporate securities	35,690.3	2,153.1	16.7	37,826.7	—
Residential mortgage-backed	1,011.5	60.8	1.5	1,070.8	(24.6)
Commercial mortgage-backed	2,980.5	102.9	3.5	3,079.9	0.2
Other asset-backed securities	1,842.4	30.2	8.1	1,864.5	(10.8)

Total debt securities	$54,891.5	$3,519.0	$33.0	$58,377.5	$(35.2)

(1)	Amortized cost, apart from the carrying value for securities carried at fair value under the fair value option.
(2)	Represents the amount of cumulative non-credit OTTI gains (losses) recognized in other comprehensive income for which credit impairments have been recorded.

The amortized cost, allowance for credit losses, gross unrealized gains and losses, and fair value of debt securities at December 31, 2020, by contractual maturity, are shown below (in millions). Actual maturities may differ from contractual maturities where securities can be called or prepaid with or without early redemption penalties.

	Amortized (1) Cost	Allowance for Credit Loss	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Due in 1 year or less	$923.7	$—	$13.0	$—	$936.7
Due after 1 year through 5 years	6,327.9	—	444.6	11.5	6,761.0
Due after 5 years through 10 years	11,263.3	—	1,257.2	15.5	12,505.0
Due after 10 years through 20 years	5,834.8	—	920.6	38.1	6,717.3
Due after 20 years	5,050.4	—	739.1	77.1	5,712.4
Residential mortgage-backed	249.3	—	15.3	—	264.6
Commercial mortgage-backed	1,465.6	—	124.1	1.8	1,587.9
Other asset-backed securities	1,363.8	13.6	34.0	3.7	1,380.5

Total	$32,478.8	$13.6	$3,547.9	$147.7	$35,865.4

(1)	Amortized cost, apart from the carrying value for securities carried at fair value under the fair value option.

Securities with a carrying value of $123.4 million and $117.8 million at December 31, 2020 and 2019, respectively, were on deposit with regulatory authorities, as required by law in various states in which business is conducted.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Residential mortgage-backed securities (“RMBS”) include certain RMBS, which are collateralized by residential mortgage loans and are neither explicitly nor implicitly guaranteed by U.S. government agencies (“non-agency RMBS”). The Company’s non-agency RMBS include investments in securities backed by prime, Alt-A, and subprime loans as follows (in millions):

	Amortized Cost (1)	Allowance for Credit Loss	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2020
Prime	$52.1	$—	$2.2	$—	$54.3
Alt-A	9.8	—	2.1	—	11.9
Subprime	21.2	—	7.9	—	29.1

Total non-agency RMBS	$83.1	$—	$12.2	$—	$95.3

	Amortized Cost (1)	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2019
Prime	$325.1	$13.3	$0.1	$338.3
Alt-A	90.8	25.0	—	115.8
Subprime	80.1	13.0	0.1	93.0

Total non-agency RMBS	$496.0	$51.3	$0.2	$547.1

(1)	Amortized cost, apart from carrying value for securities carried at fair value under the fair value option.

The Company defines its exposure to non-agency residential mortgage loans as follows. Prime loan-backed securities are collateralized by mortgage loans made to the highest rated borrowers. Alt-A loan-backed securities are collateralized by mortgage loans made to borrowers who lack credit documentation or necessary requirements to obtain prime borrower rates. Subprime loan-backed securities are collateralized by mortgage loans made to borrowers that have a FICO score of 680 or lower.

The following table summarizes the number of securities, fair value and the gross unrealized losses of debt securities for which an allowance for credit losses has not been recorded, aggregated by investment category and length of time that individual debt securities have been in a continuous loss position (dollars in millions):

	December 31, 2020			December 31, 2019
	Less than 12 months			Less than 12 months
	Gross Unrealized Losses	Fair Value	# of securities	Gross Unrealized Losses	Fair Value	# of securities
U.S. government securities	$114.9	$3,944.7	7	$0.4	$35.3	1
Other government securities	—	5.0	3	0.1	4.0	1
Public utilities	0.8	51.6	7	2.0	177.4	22
Corporate securities	26.0	533.6	56	13.2	1,304.7	93
Residential mortgage-backed	—	3.9	5	0.8	251.3	27
Commerical mortgage-backed	1.5	76.6	8	3.4	361.9	35
Other asset-backed securities	0.4	322.2	32	8.0	669.4	72

Total temporarily impaired securities	$143.6	$4,937.6	118	$27.9	$2,804.0	251

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

	12 months or longer			12 months or longer
	Gross Unrealized Losses	Fair Value	# of securities	Gross Unrealized Losses	Fair Value	# of securities
U.S. government securities	$—	$—	—	$0.3	$104.7	2
Other government securities	—	—	—	—	—	—
Public utilities	—	—	—	0.4	8.7	1
Corporate securities	0.5	2.9	3	3.5	109.0	22
Residential mortgage-backed	—	1.8	4	0.7	62.9	43
Commerical mortgage-backed	0.3	9.7	1	0.1	10.5	2
Other asset-backed securities	3.3	29.8	4	0.1	23.1	13

Total temporarily impaired securities	$4.1	$44.2	12	$5.1	$318.9	83

	Total			Total
	Gross Unrealized Losses	Fair Value	# of securities	Gross Unrealized Losses	Fair Value	# of securities
U.S. government securities	$114.9	$3,944.7	7	$0.7	$140.0	3
Other government securities	—	5.0	3	0.1	4.0	1
Public utilities	0.8	51.6	7	2.4	186.1	23
Corporate securities	26.5	536.5	59	16.7	1,413.7	115
Residential mortgage-backed	—	5.7	9	1.5	314.2	70
Commerical mortgage-backed	1.8	86.3	9	3.5	372.4	37
Other asset-backed securities	3.7	352.0	36	8.1	692.5	85

Total temporarily impaired securities	$147.7	$4,981.8	130	$33.0	$3,122.9	334

Debt securities in an unrealized loss position as of December 31, 2020 did not require an impairment recognized in earnings as the Company did not intend to sell these debt securities; it is not more likely than not that the Company will be required to sell these securities before recovery of their amortized cost basis; and the difference in the fair value compared to the amortized cost was due to factors other than credit loss. Based upon this evaluation, the Company believes it has the ability to generate adequate amounts of cash from normal operations to meet cash requirements with a reasonable margin of safety without requiring the sale of impaired securities.

As of December 31, 2020, unrealized losses associated with debt securities are primarily due to widening credit spreads or rising risk free rates since purchase. The Company performed a detailed analysis of the financial performance of the underlying issues in an unrealized loss position and determined that recovery of the entire amortized cost of each impaired security is expected. In addition, mortgage-backed and asset-backed securities were assessed for credit impairment using a cash flow model that incorporates key assumptions including default rates, severities, and prepayment rates. The Company estimated losses for a security by forecasting the underlying loans in each transaction. The forecasted loan performance was used to project cash flows to the various tranches in the structure, as applicable. The forecasted cash flows also considered, as applicable, independent industry analyst reports and forecasts, and other independent market data. Based upon this assessment of the expected credit losses of the security given the performance of the underlying collateral compared to subordination or other credit enhancement, the Company expects to recover the entire amortized cost of each impaired security.

Evaluation of Available For Sale Debt Securities for Credit Loss

For debt securities in an unrealized loss position, management first assesses whether the Company has the intent to sell, or whether it is more likely than not it will be required to sell the security before the amortized cost basis is fully recovered. If either criteria is met, the amortized cost is written down to fair value through net losses on derivatives and investments as an impairment.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Debt securities in an unrealized loss position for which the Company does not have the intent to sell or is not more likely than not to sell the security before recovery to amortized cost are evaluated to determine if the cause of the decline in fair value resulted from credit losses or other factors and includes estimates about the operations of the issuer and future earnings potential.

The credit loss evaluation may consider the extent to which the fair value is below amortized cost; changes in ratings of the security; whether a significant covenant related to the security has been breached; or an issuer has filed or indicated a possibility of filing for bankruptcy, has missed or announced it intends to miss a scheduled interest or principal payment, or has experienced a specific material adverse change that may impair its creditworthiness; judgments about an obligor’s current and projected financial position; an issuer’s current and projected ability to service and repay its debt obligations; the existence of, and realizable value of, any collateral backing the obligations; and the macro-economic and micro-economic outlooks for specific industries and issuers.

In addition to the above, the credit loss review of investments in asset-backed securities includes the review of future estimated cash flows, including expected and stress case scenarios, to identify potential shortfalls in contractual payments. These estimated cash flows are developed using available performance indicators from the underlying assets including current and projected default or delinquency rates, levels of credit enhancement, current subordination levels, vintage, expected loss severity and other relevant characteristics. These estimates reflect a combination of data derived by third parties and internally developed assumptions. Where possible, this data is benchmarked against third-party sources.

For mortgage-backed securities, credit losses are assessed using a cash flow model that estimates the cash flows on the underlying mortgages, using the security-specific collateral characteristics and transaction structure. The model estimates cash flows from the underlying mortgage loans and distributes those cash flows to various tranches of securities, considering the transaction structure and any subordination and credit enhancements existing in that structure. The cash flow model incorporates actual cash flows on the mortgage-backed securities through the current period and then projects the remaining cash flows using a number of assumptions, including prepayment speeds, default rates and loss severity. Specifically, for prime and Alt-A RMBS, the assumed default percentage is dependent on the severity of delinquency status, with foreclosures and real estate owned receiving higher rates, but also includes the currently performing loans. These estimates reflect a combination of data derived by third parties and internally developed assumptions. Where possible, this data is benchmarked against other third-party sources. In addition, these estimates are extrapolated along a default timing curve to estimate the total lifetime pool default rate.

When a credit loss is determined to exist and the present value of cash flows expected to be collected is less than the amortized cost of the security, an allowance for credit loss is recorded along with a charge to net losses on derivatives and investments, limited by the amount that the fair value is less than amortized cost. Any remaining unrealized loss after recording the allowance for credit loss is the non-credit amount and is recorded to other comprehensive income.

The allowance for credit loss for specific debt securities may be increased or reversed in subsequent periods due to changes in the assessment of present value of cash flows that are expected to be collected. Any changes to the allowance for credit loss is recorded as a provision for (or reversal of) credit loss expense in net losses on derivatives and investments.

When all, or a portion, of a security is deemed uncollectible, the uncollectible portion is written-off with an adjustment to amortized cost and a corresponding reduction to the allowance for credit losses.

Accrued interest receivables are presented separate from the amortized cost basis of debt securities. Accrued interest receivables that are determined to be uncollectible are written off with a corresponding reduction to net investment income.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The rollforward of ACL for available for sale securities by sector is as follows (in millions):

December 31, 2020	US government securities	Other government securities	Public utilities	Corporate securities	Residential mortgage- backed	Commercial mortgage- backed	Other asset-backed securities	Total
Balance, beginning of period	$—	$—	$—	$—	$—	$—	$—	$—
Additions for which credit loss was not previously recorded	—	—	—	—	0.3	—	17.2	17.5
Changes for securities with previously recorded credit loss	—	—	—	—	(0.3)	—	(3.6)	(3.9)
Additions for purchases of PCD debt securities (1)	—	—	—	—	—	—	—	—
Reductions for securities disposed	—	—	—	—	—	—	—	—
Securities intended/required to be sold before recovery of amortized cost basis	—	—	—	—	—	—	—	—

Balance, end of period (2)	$—	$—	$—	$—	$—	$—	$13.6	$13.6

(1)	Represents purchased credit-deteriorated (“PCD”) fixed maturity AFS securities.
(2)	Accrued interest receivable on debt securities totaled $255.5 million as of December 31, 2020 and was excluded from the estimate of credit losses.

The following table summarizes net losses on derivatives and investments (in millions):

	For the Years ended December 31,
	2020	2019	2018
Available-for-sale securities
Realized gains on sale	$777.7	$306.9	$52.4
Realized losses on sale	(195.7)	(107.3)	(60.1)
Credit loss expense	(13.6)	—	—
Gross impairments	(27.3)	(2.5)	(11.9)
Credit loss expense on mortgage loans	(61.1)	—	—
Other	(0.7)	0.2	0.8

Net realized gains on non-derivative investments	479.3	197.3	(18.8)
Net losses on derivative instruments	(7,369.7)	(6,581.2)	(480.0)
Net realized gain on Athene transaction	2,891.0	—	—

Total net losses on derivatives and investments	$(3,999.4)	$(6,383.9)	$(498.8)

The net losses on derivative instruments included in the above table are further detailed in Note 4.

The aggregate fair value of securities sold at a loss for years ended December 31, 2020, 2019, and 2018, was $7,325.8 million, $2,312.1 million and $3,918.5 million, respectively, which was approximately 97%, 96%, and 99% of book value, respectively.

The following summarizes the activity for credit losses recognized in net income on securities where an other-than-temporary impairment was identified and the non-credit portion of the other-than-temporary

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

impairment was included in other comprehensive income for the year ended December 31, 2019 (in millions):

2019
Cumulative credit loss beginning balance	$201.1
Additions:
New credit losses	1.1
Incremental credit losses	1.5
Reductions:
Securities sold, paid down or disposed of	(20.8)
Securities where there is intent to sell	(1.1)

Cumulative credit loss ending balance	$181.8

There are inherent uncertainties in assessing the fair values assigned to the Company’s investments and in determining whether a decline in fair value is other-than-temporary. The Company’s reviews of net present value and fair value involve several criteria including economic conditions, credit loss experience, other issuer-specific developments and estimated future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in the cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealized losses currently reported in accumulated other comprehensive income may be recognized in the consolidated income statements in future periods.

The Company currently has no intent to sell securities with unrealized losses considered to be temporary until they mature or recover in value and believes that it has the ability to do so. However, if the specific facts and circumstances surrounding an individual security, or the outlook for its industry sector change, the Company may sell the security prior to its maturity or recovery and realize a loss.

Equity Securities

At December 31, 2020 and 2019, investments in limited partnerships had carrying values of $1,866.5 million and $1,686.0 million, respectively.

Consolidated VIEs

In 2017, the Company funded PPM Loan Holding Management Company, LLC, an affiliated investment entity facilitating the issuance of collateralized loan obligations. The Company concluded that PPM Loan Management Holding Company, LLC is a VIE and that the Company is the primary beneficiary as they have the power to direct the most significant activities affecting the performance of the fund as well as the obligation to absorb losses or the right to receive benefits that could potentially be significant to the fund. In 2020, PPM Loan Holding Management Company, LLC sold the interest in one of the four CLO issuances resulting in the reduction of consolidated assets and liabilities.

The Company’s exposure to loss is limited to the capital invested and unfunded commitments related to PPM Loan Holding Management Company, LLC.

Private Equity Funds III – VII are limited partnership structures that invest the ownership capital in portfolios of various other limited partnership structures. The Company concluded that the Private Equity Funds are VIEs and that the Company is the primary beneficiary as they have the power to direct the most significant activities affecting the performance of the funds as well as the obligation to absorb losses or the right to receive benefits that could potentially be significant to the funds.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The Company’s exposure to loss is limited to the capital invested and unfunded commitments related to Private Equity Funds III – VII.

In 2018, PPM created and began managing institutional share class mutual funds. Jackson seeds new funds, or new share classes within a fund, when deemed necessary to develop the requisite track record prior to allowing investment by external parties. Jackson may sell its interest in the fund once opened to investment by external parties. The Company concluded that these funds are VIEs and that the Company is the primary beneficiary as they have both the power to direct the most significant activities of the VIE as well as the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

Asset and liability information for the consolidated VIEs included on the consolidated balance sheets are as follows (in millions):

	December 31,
	2020	2019
Assets
Debt securities, available for sale	$1,108.9	$1,176.6
Debt securities, trading	105.7	110.3
Equity securities	1,084.5	1,054.2
Cash	57.1	45.1
Other assets	10.2	5.6

Total assets	$2,366.4	$2,391.8

Liabilities
Debt owed to non-controlling interests	$994.1	$1,043.8
Other liabilities	199.5	186.1

Total other liabilities	1,193.6	1,229.9
Securities lending payable	1.0	—

Total liabilities	$1,194.6	$1,229.9

Equity
Noncontrolling equity	$493.6	$484.1

Unconsolidated VIEs

The Company invests in certain LPs and LLCs that they have concluded are VIEs. Based on the analysis of these entities, the Company is not the primary beneficiary of the VIEs as it does not have the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. In addition, the Company does not have the obligation to absorb losses or the right to receive benefits that could potentially be significant to the entities. The carrying amounts of the Company’s investments in the LPs and LLCs are recognized in equity securities on the consolidated balance sheets and were $1,866.5 and $1,686.0 million as of December 31, 2020 and 2019, respectively. Unfunded commitments for these investments are detailed in Note 14. The Company’s exposure to loss is limited to the capital invested and unfunded commitments related to the LPs/LLCs, which was $2,353.9 million and $2,266.9 million as of December 31, 2020 and 2019, respectively. The capital invested in an LP or LLC equals the original capital contributed, increased for additional capital contributed after the initial investment, and reduced for any returns of capital from the LP or LLC. LPs and LLCs are carried at fair value as described in Note 2.

The Company invests in certain mutual funds that it has concluded are VIEs. Based on the analysis of these entities, the Company is not the primary beneficiary of the VIEs. Mutual funds for which the Company does not have the obligation to absorb losses or the right to receive benefits that could potentially be significant to

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

the entities are recognized in equity securities on the consolidated balance sheets and were $23.6 million and $34.6 million as of December 31, 2020 and 2019, respectively. The Company’s maximum exposure to loss on these mutual funds is limited to the amortized cost for these investments.

The Company makes investments in structured debt securities issued by VIEs for which they are not the manager. These structured securities include RMBS, CMBS, and ABS. The Company has not provided financial or other support with respect to these VIEs other than the original investment. The Company has determined that it is not the primary beneficiary of these VIEs due to the relative size of the investment in comparison to the principal amount of the structured debt securities issued by the VIEs and the level of credit subordination that reduces the Company’s obligation to absorb losses or right to receive benefits that could potentially be significant to the entities. The Company’s maximum exposure to loss on these structured debt securities is limited to the amortized cost for these investments. The Company recognizes the variable interest in these VIEs at fair value on the consolidated balance sheets.

Commercial Mortgage Loans

Commercial mortgage loans of $7.7 billion and $9.9 billion at December 31, 2020 and 2019, respectively, are reported net of an allowance for credit losses of $131.9 million and $8.9 million at each date, respectively. At December 31, 2020, commercial mortgage loans were collateralized by properties located in 37 states and the District of Columbia. The Company’s commercial mortgage loan portfolio does not include single-family residential mortgage loans, and is therefore not exposed to the risk of defaults associated with residential subprime mortgage loans.

Commercial Mortgage Loan Concessions

In response to the adverse economic impact of the COVID-19 Pandemic, the Company granted concessions to certain of its commercial mortgage loan borrowers, including payment deferrals and other loan modifications. The Company has elected the option under the Coronavirus Aid, Relief, and Economic Security Act, the Consolidated Appropriations Act of 2021, and the Interagency Statement on Loan Modifications and Reporting for Financial Institutions Working with Customers Affected by the Coronavirus (Revised) issued by bank regulatory agencies, not to account for or report qualifying concessions as troubled debt restructurings and does not classify such loans as past due during the payment deferral period. Additionally, in accordance with the FASB’s published response to a COVID-19 Pandemic technical inquiry, the Company continues to accrue interest income on such loans that have deferred payment. For some commercial mortgage loan borrowers (principally in the hotel and retail sectors), the Company granted concessions which were primarily interest and/or principal payment deferrals generally ranging from 6 to 14 months and, to a much lesser extent, maturity date extensions. Repayment periods are generally within one year but may extend until maturity date. Deferred commercial mortgage loan interest and principal payments were $16.2 million at December 31, 2020. The concessions granted had no impact on the Company’s results of operations or financial position as the Company has not granted concessions that would have been disclosed and accounted for as troubled debt restructurings.

Evaluation for Credit Losses on Commercial Mortgage Loans

The Company reviews mortgage loans on a quarterly basis to estimate the ACL with changes in the ACL recorded in net losses on derivatives and investments. Apart from an ACL recorded on individual mortgage loans where the borrower is experiencing financial difficulties, the Company records an ACL on the pool of mortgage loans based on lifetime expected credit losses. The Company utilizes a third-party forecasting model to estimate lifetime expected credit losses at a loan level. The model forecasts net operating income and property values for the economic scenario. The debt service coverage ratios (“DSCR”) and loan to

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

values (“LTV”) are calculated over the forecastable period by comparing the projected net operating income and property valuations to the loan payment and principal amounts of each loan.    The model utilizes historical mortgage loan performance based on DSCRs and LTV to derive probability of default and expected losses based on the economic scenario that is similar to the Company’s expectations of economic factors such as unemployment, GDP growth, and interest rates. The Company determined the forecastable period to be reasonable and supportable for a period of two years beyond the end of the reporting period. Over the following one-year period, the model reverts to the historical performance of the portfolio for the remainder of the contractual term of the loans. In cases the Company does not have an appropriate length of historical performance, the relevant historical rate from an index or the lifetime expected credit loss calculated from the model may be used.

Unfunded commitments are included in the model and an ACL is determined accordingly. Credit loss estimates are pooled by property type and the Company does not include accrued interest in the determination of ACL.

Mortgage loans on real estate deemed uncollectible are charged against the ACL, and subsequent recoveries, if any, are credited to the ACL, limited to the aggregate of amounts previously charged-off and expected to be charged-off.

Mortgage loans on real estate are presented net of the allowance for credit losses on the consolidated balance sheets.

The following table provides a summary of the allowance for credit losses in the Company’s commercial mortgage loan portfolio at December 31, 2020 and 2019 (in millions):

2020	Apartment	Hotel	Office	Retail	Warehouse	Total
Balance at beginning of year	$3.7	$0.8	$1.1	$2.0	$1.3	$8.9
Cumulative effect of change in accounting principle	23.6	5.0	7.8	10.3	15.3	62.0
Charge offs, net of recoveries	—	—	—	—	—	—
Additions from purchase of PCD mortgage loans	—	—	—	—	—	—
Provision	19.4	22.9	6.9	8.9	2.9	61.0

Balance at end of year (1)	$46.7	$28.7	$15.8	$21.2	$19.5	$131.9

2019	Apartment	Hotel	Office	Retail	Warehouse	Total
Balance at beginning of year	$1.9	$0.7	$0.9	$1.5	$0.4	$5.4
Charge offs, net of recoveries	—	—	—	—	—	—
Additions from purchase of PCD mortgage loans	—	—	—	—	—	—
Provision	1.8	0.1	0.2	0.5	0.9	3.5

Balance at end of year (1)	$3.7	$0.8	$1.1	$2.0	$1.3	$8.9

(1)	Accrued interest receivable totaled $23.9 million and $31.4 million as of December 31, 2020 and 2019, respectively, and was excluded from the estimate of credit losses.

As of December 31, 2020 and 2019, the Company’s commercial mortgage loan portfolio is current and accruing interest. Delinquency status is determined from the date of the first missed contractual payment.

At December 31, 2020 and 2019, there was no recorded investment, no unpaid principal balance, no related loan allowance, no average recorded investment, and no investment income recognized on impaired loans.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The following tables provide information about the credit quality and vintage year of commercial mortgage loans (in millions):

	2020	2019	2018	2017	2016	Prior	Revolving Loans	Total	% of Total
Loan to value ratios:
Less than 70%	$501.8	$1,007.7	$1,511.8	$1,290.1	$1,023.4	$1,524.8	$4.0	$6,863.6	89%
70% - 80%	66.2	348.1	127.9	80.0	68.3	35.0	—	725.5	9%
80% - 100%	—	91.7	4.9	46.8	—	9.5	—	152.9	2%

Total	$568.0	$1,447.5	$1,644.6	$1,416.9	$1,091.7	$1,569.3	$4.0	$7,742.0	100%

Debt service coverage ratios:
Greater than 1.20x	$529.0	$1,353.9	$1,511.2	$1,405.8	$1,085.7	$1,448.4	$4.0	$7,338.0	95%
1.00x - 1.20x	39.0	78.4	75.5	11.1	—	88.8	—	292.8	4%
Less than 1.00x		15.2	57.9	—	6.0	32.1	—	111.2	1%

Total	$568.0	$1,447.5	$1,644.6	$1,416.9	$1,091.7	$1,569.3	$4.0	$7,742.0	100%

	December 31, 2020
	In Good Standing (1)	Restructured	Greater than 90 Days Delinquent	In the Process of Foreclosure	Total Carrying Value
Apartment	$2,655.7	$—	$—	$—	$2,655.7
Hotel	753.3	—	—	—	753.3
Office	961.5	—	—	—	961.5
Retail	1,728.6	—	—	—	1,728.6
Warehouse	1,642.9	—	—	—	1,642.9

Total	$7,742.0	$—	$—	$—	$7,742.0

	December 31, 2019
	In Good Standing (1)	Restructured	Greater than 90 Days Delinquent	In the Process of Foreclosure	Total Carrying Value
Apartment	$3,776.3	$—	$—	$—	$3,776.3
Hotel	818.1	—	—	—	818.1
Office	1,256.1	—	—	—	1,256.1
Retail	1,777.0	—	—	—	1,777.0
Warehouse	2,276.1	—	—	—	2,276.1

Total	$9,903.6	$—	$—	$—	$9,903.6

(1)	At December 31, 2020 and 2019, includes mezzanine loans of $3.7 million and $3.8 million in the Apartment category and $64.9 milllion and $66.0 million in the Office category, repectively.

During 2020 and 2019, there were no commercial mortgage loans involved in troubled debt restructuring. During 2020 and 2019, there were no stressed loans for which the Company is dependent, or expects to be dependent, on the underlying property to satisfy repayment.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Other Invested Assets

Other invested assets primarily include investments in Federal Home Loan Bank capital stock and real estate. At both December 31, 2020 and 2019, Federal Home Loan Bank capital stock had carrying value of $125.4 million. At December 31, 2020 and 2019, real estate totaling $250.0 million and $256.8 million, respectively, included foreclosed properties with a book value of $0.7 million at both December 31, 2020 and 2019.

Securities Lending

The Company has entered into securities lending agreements with agent banks whereby blocks of securities are loaned to third parties, primarily major brokerage firms. As of December 31, 2020 and 2019, the estimated fair value of loaned securities was $12.9 million and $46.4 million, respectively. The agreements require a minimum of 102 percent of the fair value of the loaned securities to be held as collateral, calculated on a daily basis. To further minimize the credit risks related to these programs, the financial condition of counterparties is monitored on a regular basis. At December 31, 2020 and 2019, cash collateral received in the amount of $13.3 million and $48.3 million, respectively, was invested by the agent banks and included in cash and cash equivalents of the Company. A securities lending payable for the overnight and continuous loans is included in liabilities in the amount of cash collateral received. Securities lending transactions are used to generate income. Income and expenses associated with these transactions are reported as net investment income.

Repurchase Agreements

The Company routinely enters into repurchase agreements whereby the Company agrees to sell and repurchase securities. These agreements are accounted for as financing transactions, with the assets and associated liabilities included in the consolidated balance sheets. As of December 31, 2020 and 2019, short-term borrowings under such agreements averaged $454.9 million and $77.0 million, respectively, with weighted average interest rates of 0.16% and 2.29%, respectively. At December 31, 2020 and 2019, the outstanding repurchase agreement balance was $1,100.0 million and nil, respectively, collateralized with US Treasury notes and maturing within 30 days, and was included within other liabilities in the consolidated balance sheets. In the event of a decline in the fair value of the pledged collateral under these agreements, the Company may be required to transfer cash or additional securities as pledged collateral. Interest expense totaled $0.8 million, $1.8 million, and $6.8 million during 2020, 2019, and 2018, respectively. The highest level of short-term borrowings at any month end was $1,485.6 million in 2020 and $410.6 million in 2019.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Investment Income

The sources of net investment income were as follows (in millions):

	Years Ended December 31,
	2020	2019	2018
Debt securities	$1,617.3	$2,164.3	$1,952.9
Equity securities	90.8	263.2	254.6
Commercial mortgage loans	364.9	392.3	340.6
Policy loans	78.7	89.3	86.1
Other investment income	13.3	56.2	50.2

Total investment income	2,165.0	2,965.3	2,684.4
Less: investment expenses
Derivative trading commission	(5.2)	(3.7)	(3.0)
Depreciation on real estate	(10.8)	(10.9)	(10.8)
Expenses related to consolidated entities (1)	(43.0)	(52.4)	(11.1)
Other investment expenses (2)	(67.6)	(85.1)	(9.8)

Total investment expenses	(126.6)	(152.1)	(34.7)

Net investment income	$2,038.4	$2,813.2	$2,649.7

(1)	Includes management fees, administrative fees, legal fees, and other expenses related to the consolidation of certain investments.
(2)

Includes interest expense and market appreciation on deferred compensation; investment software expense, custodial fees, and other bank fees; institutional product issuance related expenses; and other expenses.

Unrealized gains included in investment income that were recognized on equity securities held were $102.6 million, $253.9 million, and $241.8 million, respectively, at December 31, 2020, 2019, and 2018. Investment loss of $27.2 million, $44.8 million, and $8.1 million, was recognized on securities carried at fair value recorded through income at December 31, 2020, 2019, and 2018, respectively.

4. Derivative	Instruments

The Company’s business model includes the acceptance, monitoring and mitigation of risk. Specifically, the Company considers, among other factors, exposures to interest rate and equity market movements, foreign exchange rates and other asset or liability prices. The Company uses derivative instruments to mitigate or reduce these risks in accordance with established policies and goals. The Company’s derivative holdings, while effective in managing defined risks, are not structured to meet accounting requirements to be designated as hedging instruments. As a result, freestanding derivatives are carried at fair value with changes recorded in net losses on derivatives and investments.

Cross-currency total return swaps, which embody spot and forward currency swaps and, in some cases, interest rate and equity index swaps, are entered into for the purpose of hedging the Company issued foreign currency denominated trust instruments supported by funding agreements. Cross-currency total return swaps serve to hedge foreign currency exchange risk embedded in the funding agreements and are carried at fair value. The fair value of derivatives embedded in funding agreements, including unrealized foreign currency translation gains and losses, are included in the carrying value of the trust instruments supported by funding agreements. Amounts paid or received are netted with amounts paid or received on the hedged foreign currency denominated trust agreements supported by funding agreements. Foreign currency translation gains and losses associated with funding agreement hedging activities are included in net losses on derivatives and investments.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Cross-currency swaps are over-the-counter agreements to exchange interest and principal payments denominated in different currencies. These contracts are entered into for the purpose of hedging the foreign currency exposure on certain debt securities held in the investment portfolio. Cross-currency swaps are carried at fair value.

Credit default swaps, with maturities up to five years, are agreements where the Company has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow the Company to sell the protected bonds at par value to the counterparty if a defined “default event” occurs, in exchange for periodic payments made by the Company for the life of the agreement. Credit default swaps are carried at fair value. The Company does not currently sell default protection using credit default swaps or other similar derivative instruments.

Put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-term interest rate swap at future exercise dates. The Company purchases and writes put-swaptions for hedging purposes with original maturities of up to 10 years. Put-swaptions hedge against movements in interest rates. Written put-swaptions may be entered into in conjunction with associated put-swaptions purchased from the same counterparties, referred to as linked put-swaptions. Linked put-swaptions have identical notional amounts and strike prices, but have different underlying swap terms. Linked put-swaptions are presented at the fair value of the net position for each pair of contracts. Non-linked put-swaptions are carried at fair value.

Equity index futures contracts and equity index options (including various call and put options, interest rate-contingent options, currency-contingent options, and put spreads), which are used to hedge the Company’s equity risk, including obligations associated with its fixed index annuities and guarantees in variable annuity products, are carried at fair value.

Total return swaps, for which the Company receives returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes, and are carried at fair value.

Interest rate swap agreements used for hedging purposes generally involve the exchange of fixed and floating payments based on a notional contract amount over the period for which the agreement remains outstanding without an exchange of the underlying notional amount. Interest rate swaps are carried at fair value.

Treasury futures contracts are used to hedge movements in interest rates, and are carried at fair value.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

A summary of the aggregate contractual or notional amounts and fair values of the Company’s freestanding and embedded derivative instruments are as follows (in millions):

	December 31, 2020
	Assets		Liabilities		Net Fair Value
	Contractual/ Notional Amount (1)	Fair Value	Contractual/ Notional Amount (1)	Fair Value
Freestanding derivatives
Cross-currency swaps	$108.7	$3.0	$395.5	$(32.5)	$(29.5)
Cross-currency total return swaps	1,119.4	90.0	120.5	(1.5)	88.5
Equity index call options	26,300.0	1,127.3	—	—	1,127.3
Equity index futures (2)	—	—	27,651.0	—	—
Equity index put options	27,000.0	178.0	—	—	178.0
Interest rate swaps	4,250.0	721.8	500.0	(0.9)	720.9
Interest rate swaps—cleared (2)	—	—	1,500.0	(8.2)	(8.2)
Put-swaptions	1,000.0	99.5	—	—	99.5
Treasury futures (2)	8,520.5	—	3.8	—	—
Credit default swaps	0.5	—	—	—	—

Total freestanding derivatives	68,299.1	2,219.6	30,170.8	(43.1)	2,176.5
Embedded derivatives
VA embedded derivatives (3)	N/A	—	N/A	5,592.1	5,592.1
FIA embedded derivatives (4)	N/A	—	N/A	1,483.9	1,483.9

Total embedded derivatives	N/A	—	N/A	7,076.0	7,076.0

Total	$68,299.1	$2,219.6	$30,170.8	$7,032.9	$9,252.5

	December 31, 2019
	Assets		Liabilities		Net Fair Value
	Contractual/ Notional Amount (1)	Fair Value	Contractual/ Notional Amount (1)	Fair Value
Freestanding derivatives
Cross-currency swaps	$154.1	$4.8	$125.6	$(1.4)	$3.4
Cross-currency total return swaps	541.7	7.6	389.0	(20.6)	(13.0)
Equity index call options	31,000.0	561.4	—	—	561.4
Equity index futures (2)	—	—	19,065.3	—	—
Equity index put options	44,500.0	323.3	—	—	323.3
Interest rate swaps	8,750.0	501.7	1,000.0	(2.3)	499.4
Put-swaptions	3,000.0	87.6	—	—	87.6
Treasury futures (2)	2,572.4	—	—	—	—

Total freestanding derivatives	90,518.2	1,486.4	20,579.9	(24.3)	1,462.1
Embedded derivatives
VA embedded derivatives (3)	N/A	—	N/A	2,790.4	2,790.4
FIA embedded derivatives (4)	N/A	—	N/A	1,381.5	1,381.5

Total embedded derivatives	N/A	—	N/A	4,171.9	4,171.9

Total	$90,518.2	$1,486.4	$20,579.9	$4,147.6	$5,634.0

(1)

The notional amount for swaps and put-swaptions represents the stated principal balance used as a basis for calculating payments. The contractual amount for futures and options represents the market exposure of open positions.

(2)	Variation margin is considered settlement resulting in the netting of cash received/paid for variation margin against the fair value of the trades.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(3)	Included within reserves for future policy benefits and claims payable on the consolidated balance sheets. The nonperformance risk adjustment is included in the 2020 balance above.
(4)	Included within other contract holder funds on the consolidated balance sheets. The nonperformance risk adjustment is included in the 2020 balance above.

The following tables reflect the results of the Company’s derivatives, including gains (losses) and change in fair value of freestanding derivative instruments and embedded derivatives (in millions):

	Years Ended December 31,
	2020	2019	2018
Cross-currency swaps	$(27.7)	$2.6	$—
Equity index call options	1,468.2	103.6	(700.1)
Equity index futures	(8,285.9)	(6,390.8)	2,080.4
Equity index put options	(217.9)	(1,278.7)	(510.6)
Fixed index annuity embedded derivatives	30.2	(309.9)	42.2
Interest rate swaps	577.4	427.0	(145.7)
Interest rate swaps—cleared	1.0	—	—
Put-swaptions	199.2	64.8	13.7
Treasury futures	1,649.9	540.2	30.2
Credit default swaps	—	(1.5)	—
Variable annuity embedded derivatives	(2,764.1)	261.5	(1,290.1)

Total net derivative gains/(losses)	$(7,369.7)	$(6,581.2)	$(480.0)

All of the Company’s trade agreements for freestanding, over-the-counter derivatives contain credit downgrade provisions that allow a party to assign or terminate derivative transactions if the counterparty’s credit rating declines below an established limit. At December 31, 2020 and 2019, the fair value of the Company’s net non-cleared, over-the-counter derivative assets by counterparty were $2,184.7 million and $1,462.1 million, respectively, and held collateral was $2,124.2 million and $1,752.1 million, respectively, related to these agreements. At both December 31, 2020 and 2019, the fair value of the Company’s net non-cleared, over-the-counter derivative liabilities by counterparty was nil, and provided collateral was nil related to these agreements. If all of the downgrade provisions had been triggered at December 31, 2020 or 2019, in aggregate, the Company would have had to disburse nil and $290.0 million, respectively, to counterparties, representing the net fair values of derivatives by counterparty, less collateral held.

Offsetting Assets and Liabilities

The Company’s derivative instruments, repurchase agreements and securities lending agreements are subject to master netting arrangements and collateral arrangements. A master netting arrangement with a counterparty creates a right of offset for amounts due to and due from that same counterparty that is enforceable in the event of a default or bankruptcy. The Company recognizes amounts subject to master netting arrangements on a gross basis within the consolidated balance sheets.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The following tables present the gross and net information about the Company’s financial instruments subject to master netting arrangements (in millions):

	December 31, 2020
	Gross Amounts Recognized	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts Presented in the Consolidated Balance Sheets	Gross Amounts Not Offset in the Consolidated Balance Sheets			Net Amount
				Financial Instruments(1)	Cash Collateral	Securities Collateral (2)
Financial Assets:
Freestanding derivative assets	$2,219.6	$—	$2,219.6	$34.9	$1,097.9	$890.0	$196.8
Financial Liabilities:
Freestanding derivative liabilities	$43.1	$—	$43.1	$34.9	$—	$—	$8.2
Securities loaned	13.3	—	13.3	—	13.3	—	—
Repurchase agreements	1,100.0	—	1,100.0	—	—	1,100.0	—

Total financial liabilities	$1,156.4	$—	$1,156.4	$34.9	$13.3	$1,100.0	$8.2

	December 31, 2019
	Gross Amounts Recognized	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts Presented in the Consolidated Balance Sheets	Gross Amounts Not Offset in the Consolidated Balance Sheets			Net Amount
				Financial Instruments(1)	Cash Collateral	Securities Collateral (2)
Financial Assets:
Freestanding derivative assets	$1,486.4	$—	$1,486.4	$24.3	$820.7	$617.8	$23.6
Financial Liabilities:
Freestanding derivative liabilities	$24.3	$—	$24.3	$24.3	$—	$—	$—
Securities loaned	48.3	—	48.3	—	48.3	—	—

Total financial liabilities	$72.6	$—	$72.6	$24.3	$48.3	$—	$—

(1)	Represents the amount that could be offset under master netting or similar arrangements that management elects not to offset on the consolidated balance sheets.
(2)	Excludes initial margin amounts for exchange-traded derivatives.

In the above tables, the amounts of assets or liabilities presented in the Company’s consolidated balance sheets are offset first by financial instruments that have the right of offset under master netting or similar arrangements with any remaining amount reduced by the amount of cash and securities collateral. The actual amount of collateral may be greater than amounts presented in the tables. The above tables exclude

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

net embedded derivative liabilities of $7,076.0 million and $4,172.0 million for 2020 and 2019, respectively, as these derivatives are not subject to master netting arrangements. In addition, repurchase agreements are presented within other liabilities in the consolidated balance sheets.

5.	Fair Value Measurements

The following table summarizes the fair value and carrying value of the Company’s financial instruments (in millions).

	December 31, 2020		December 31, 2019
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Debt securities	$35,865.4	$35,865.4	$58,377.5	$58,377.5
Equity securities	2,017.3	2,017.3	1,967.0	1,967.0
Commercial mortgage loans	7,742.0	8,251.8	9,903.6	10,232.1
Policy loans	1,052.7	1,052.7	1,120.7	1,120.7
Freestanding derivative instruments	2,219.6	2,219.6	1,486.4	1,486.4
FHLBI capital stock	125.4	125.4	125.4	125.4
Cash and cash equivalents	1,624.5	1,624.5	1,911.1	1,911.1
GMIB reinsurance recoverable	340.4	340.4	302.8	302.8
Funds withheld reinsurance assets (1)	3,625.9	3,625.9	3,760.3	3,760.3
Separate account assets	219,062.9	219,062.9	195,070.5	195,070.5
Liabilities
Annuity reserves (2)	$45,638.8	$54,005.7	$41,071.0	$48,230.3
Reserves for guaranteed investment contracts (3)	1,275.5	1,332.1	1,529.6	1,569.4
Trust instruments supported by funding agreements (3)	8,383.9	8,701.8	8,852.6	9,086.8
Federal Home Loan Bank funding agreements (3)	1,478.4	1,421.3	1,904.9	1,925.0
Funds held under reinsurance treaties	3,625.9	3,625.9	3,760.3	3,760.3
Debt	322.0	412.3	2,691.8	2,711.8
Securities lending payable	13.3	13.3	48.3	48.3
Freestanding derivative instruments	43.1	43.1	24.3	24.3
Repurchase agreements	1,100.0	1,100.0	—	—
Federal Home Loan Bank advances	380.0	380.0	300.1	300.1
Separate account liabilities	219,062.9	219,062.9	195,070.5	195,070.5

(1)	Carried at fair value under the fair value option, for which there is a corresponding liability within funds held under reinsurance treaties.
(2)	Annuity reserves represent only the components of other contract holder funds and reserves for future policy benefits and claims payable that are considered to be financial instruments.
(3)	Included as a component of other contract holder funds on the consolidated balance sheets.

The following is a discussion of the methodologies used to determine fair values of the financial instruments measured on both a recurring and nonrecurring basis reported in the following tables.

Debt and Equity Securities

The fair values for debt and equity securities (excluding limited partnerships, further described below) are determined using information available from independent pricing services, broker-dealer quotes, or

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

internally derived estimates. Priority is given to publicly available prices from independent sources, when available. Securities for which the independent pricing service does not provide a quotation are either submitted to independent broker-dealers for prices or priced internally. Typical inputs used by these three pricing methods include, but are not limited to, reported trades, benchmark yields, credit spreads, liquidity premiums and/or estimated cash flows based on default and prepayment assumptions.

As a result of typical trading volumes and the lack of specific quoted market prices for most debt securities, independent pricing services will normally derive the security prices through recently reported trades for identical or similar securities, making adjustments through the reporting date based upon available market observable information as outlined above. If there are no recently reported trades, the independent pricing services and broker-dealers may use matrix or pricing model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at relevant market rates. Certain securities are priced using broker-dealer quotes, which may utilize proprietary inputs and models. Additionally, the majority of these quotes are non-binding.

Included in the pricing of asset-backed securities are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and prepayment assumptions believed to be relevant for the underlying collateral. Actual prepayment experience may vary from these estimates.

Internally derived estimates may be used to develop a fair value for securities for which the Company is unable to obtain either a reliable price from an independent pricing service or a suitable broker-dealer quote. These fair value estimates may incorporate Level 2 and Level 3 inputs and are generally derived using expected future cash flows, discounted at market interest rates available from market sources based on the credit quality and duration of the instrument. For securities that may not be reliably priced using these internally developed pricing models, a fair value may be estimated using indicative market prices. These prices are indicative of an exit price, but the assumptions used to establish the fair value may not be observable or corroborated by market observable information and, therefore, represent Level 3 inputs.

The Company performs a monthly analysis on the prices and credit spreads received from third parties to ensure that the prices represent a reasonable estimate of the fair value. This process involves quantitative and qualitative analysis and is overseen by investment and accounting professionals. Examples of procedures performed include, but are not limited to, initial and ongoing review of third-party pricing service methodologies, review of pricing statistics and trends, back testing recent trades and monitoring of trading volumes. In addition, the Company considers whether prices received from independent broker-dealers represent a reasonable estimate of fair value through the use of internal and external cash flow models, which are developed based on spreads and, when available, market indices. As a result of this analysis, if the Company determines there is a more appropriate fair value based upon the available market data, the price received from the third party may be adjusted accordingly.

For those securities that were internally valued at December 31, 2020 and 2019, the pricing model used by the Company utilizes current spread levels of similarly rated securities to determine the market discount rate for the security. Furthermore, appropriate risk premiums for illiquidity and non-performance are incorporated in the discount rate. Cash flows, as estimated by the Company using issuer-specific default statistics and prepayment assumptions, are discounted to determine an estimated fair value.

On an ongoing basis, the Company reviews the independent pricing services’ valuation methodologies and related inputs, and evaluates the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy distribution based upon trading activity and the observability of market inputs. Based on the results of this evaluation, each price is classified into Level 1, 2, or 3. Most prices provided by independent pricing services, including broker-dealer quotes, are classified into Level 2 due to their use of market observable inputs.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Limited Partnerships

Fair values for limited partnership interests, which are included in equity securities, is generally determined using the proportion of the Company’s investment in each fund (“NAV equivalent”) as a practical expedient for fair value. No adjustments to these amounts were deemed necessary at December 31, 2020 or 2019. As a result of using the net asset value per share practical expedient, limited partnership interests are not classified in the fair value hierarchy.

The Company’s limited partnership interests are not redeemable and distributions received are generally the result of liquidation of the underlying assets of the partnerships. The Company generally has the ability under the partnership agreements to sell its interest to another limited partner with the prior written consent of the general partner. In cases when the Company expects to sell the limited partnership interest, the estimated sales price is used to determine the fair value. These limited partnership interests are classified as Level 2 in the fair value hierarchy.

In cases when a limited partnership’s financial statements are unavailable and a NAV equivalent is not available or practical, an internally developed model is used to determine fair value for that fund. These investments are classified as Level 3 in the fair value hierarchy.

Commercial Mortgage Loans

Fair values are generally determined by discounting expected future cash flows at current market interest rates, inclusive of a credit spread, for similar quality loans. For loans whose value is dependent upon the underlying property, fair value is determined to be the estimated value of the collateral. Certain characteristics considered significant in determining the spread or collateral value may be based on internally developed estimates. As a result, these investments have been classified as Level 3 within the fair value hierarchy.

Policy Loans

Policy loans are funds provided to policyholders in return for a claim on the policies values and function like demand deposits which are redeemable upon repayment, death or surrender, and there is only one market price at which the transaction could be settled – the then current carrying value. The funds provided are limited to the cash surrender value of the underlying policy. The nature of policy loans is to have a negligible default risk as the loans are fully collateralized by the value of the policy. Policy loans do not have a stated maturity and the balances and accrued interest are repaid either by the policyholder or with proceeds from the policy. Due to the collateralized nature of policy loans and unpredictable timing of payments, the Company believes the carrying value of policy loans approximates fair value.

Freestanding Derivative Instruments

Freestanding derivative instruments are reported at fair value, which reflects the estimated amounts, net of payment accruals, which the Company would receive or pay upon sale or termination of the contracts at the reporting date. Changes in fair value are included in net losses on derivatives and investments. Freestanding derivatives priced using third party pricing services incorporate inputs that are predominantly observable in the market. Inputs used to value derivatives include, but are not limited to, interest rate swap curves, credit spreads, interest rates, counterparty credit risk, equity volatility and equity index levels.

Freestanding derivative instruments classified as Level 1 include futures, which are traded on active exchanges. Freestanding derivative instruments classified as Level 2 include interest rate swaps, cross currency swaps, credit default swaps, put-swaptions and certain equity index call and put options. These derivative valuations are determined by third-party pricing services using pricing models with inputs that are

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

observable in the market or can be derived principally from, or corroborated by, observable market data. Freestanding derivative instruments classified as Level 3 include interest rate contingent options that are valued by third-party pricing services utilizing significant unobservable inputs.

FHLBI Capital Stock

FHLBI capital stock, which is included in other invested assets, can only be sold to FHLBI at a constant price of $100 per share. Due to the lack of valuation uncertainty, the investment has been classified as Level 1.

Cash and Cash Equivalents

Cash and cash equivalents primarily include money market instruments and bank deposits. Certain money market instruments are valued using unadjusted quoted prices in active markets and are classified as Level 1.

Funds Held Assets and Liabilities Under Reinsurance Treaties

The Company elected the fair value option for certain assets, which are held as collateral for reinsurance. Accordingly, the Company established a funds held liability, for which the Company also elected the fair value option. The value of the funds held liability is equal to the fair value of the assets held as collateral. The income and any changes in unrealized gains and losses on these assets and the corresponding funds held liability are included in net investment income and have no impact on the Company’s consolidated income statements.

Separate Account Assets and Liabilities

Separate account assets are comprised of investments in mutual funds that transact regularly, but do not trade in active markets as they are not publicly available, and, are categorized as Level 2 assets. The values of separate account liabilities are set equal to the values of separate account assets.

Other Contract Holder Funds

Fair values for immediate annuities without mortality features are derived by discounting the future estimated cash flows using current market interest rates for similar maturities. Fair values for deferred annuities, including fixed index annuities, are determined using projected future cash flows discounted at current market interest rates.

The fair value of the fixed index annuities embedded option, incorporating such factors as the volatility of returns, the level of interest rates and the time remaining until the option expires, is calculated using the closed form Black-Scholes Option Pricing model or Monte Carlo simulations, as appropriate for the type of option. Additionally, assumed withdrawal rates are used to estimate the expected volume of embedded options that will be realized by policyholders.

Fair values for guaranteed investment contracts are based on the present value of future cash flows discounted at current market interest rates.

Fair values for trust instruments supported by funding agreements are based on the present value of future cash flows discounted at current market interest rates, plus the fair value of any embedded derivatives that are not required to be reported separately.

Fair values of the FHLBI funding agreements are based on the present value of future cash flows discounted at current market interest rates.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Variable Annuity Guarantees

Variable annuity contracts issued by the Company offer various guaranteed minimum death, withdrawal, income and accumulation benefits. Certain benefits, including non-life contingent components of GMWB and GMWB for Life, GMAB, and the reinsurance recoverable on the Company’s GMIB, are recorded at fair value. Guaranteed benefits that are not subject to fair value accounting are accounted for as insurance benefits. The Company discontinued offering the GMIB in 2009 and GMAB in 2011.

GMABs and non-life contingent components of GMWB and GMWB for Life contracts are recorded at fair value with changes in fair value recorded in net losses on derivatives and investments. The fair value of the reserve is based on the expectations of future benefit payments and certain future fees associated with the benefits. At the inception of the contract, the Company attributes to the embedded derivative a portion of rider fees collected from the contract holder, which is then held static in future valuations. Those fees, generally referred to as the attributed fees, are set such that the present value of the attributed fees is equal to the present value of future claims expected to be paid under the guaranteed benefit at the inception of the contract. In subsequent valuations, both the present value of future benefits and the present value of attributed fees are revalued based on current market conditions and policyholder behavior assumptions. The difference between each of the two components represents the fair value of the embedded derivative. Thus, when unfavorable equity market movements cause declines in the contract holder’s account value relative to the guarantee benefit, the valuation of future expected claims would generally increase relative to the measurement performed at the inception of the contract, resulting in an increase in the fair value of the embedded derivative liability (and vice versa).

The Company’s GMIB book is reinsured through an unrelated party, and due to the net settlement provisions of the reinsurance agreement, this contract meets the definition of a derivative. Accordingly, the GMIB reinsurance agreement is recorded at fair value, with changes in fair value recorded in net losses on derivatives and investments. Due to the inability to economically reinsure or hedge new issues of the GMIB, the Company discontinued offering the benefit in 2009.

Fair values for GMWB, GMWB for Life, and GMAB embedded derivatives, as well as GMIB reinsurance recoverables, are calculated using internally developed models because active, observable markets do not exist for those guaranteed benefits.

The fair value calculation is based on the present value of future cash flows comprised of future expected benefit payments, less future attributed rider fees, over the lives of the contracts. Estimating these cash flows requires numerous estimates and subjective judgments related to capital market inputs, as well as actuarially determined assumptions related to expectations concerning policyholder behavior.    Capital market inputs include expected market rates of return, market volatility, correlations of market index returns to funds, fund performance and discount rates. The more significant actuarial assumptions include benefit utilization by policyholders, lapse, mortality, and withdrawal rates. Best estimate assumptions plus risk margins are used as applicable.

At each valuation date, the fair value calculation reflects expected returns based on the greater of LIBOR swap rates and constant maturity treasury rates as of that date to determine the value of expected future cash flows produced in a stochastic process. Volatility assumptions are based on a weighting of available market data for implied market volatility for durations up to 10 years, grading to a historical volatility level by year 15, where such long-term historical volatility levels contain an explicit risk margin. Additionally, non-performance risk is incorporated into the calculation through the use of discount rates based on a blend of observed market yields on debt for life insurers with similar credit ratings to the Company and matrix pricing data for expected yields on Jackson Financial debt (either actual debt issuance or indicative quotes) adjusted to operating company levels. Risk margins are also incorporated into the model assumptions, particularly for policyholder behavior. Estimates of future policyholder behavior are subjective and are based primarily on the Company’s experience.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

As markets change, mature and evolve and actual policyholder behavior emerges, management continually evaluates the appropriateness of its assumptions for this component of the fair value model.

The use of the models and assumptions described above requires a significant amount of judgment. Management believes the aggregation of each of these components results in an amount that the Company would be required to transfer for a liability, or receive for an asset, to or from a willing buyer or seller, if one existed, for those market participants to assume the risks associated with the guaranteed benefits and the related reinsurance. However, the ultimate settlement amount of the asset or liability, which is currently unknown, could likely be significantly different than this fair value.

Debt

Fair values for the Company’s surplus notes and other long-term debt are generally determined by prices obtained from independent broker dealers or discounted cash flow models. Such prices are derived from market observable inputs and are classified as Level 2.

Securities Lending Payable

The Company’s securities lending payable is set equal to the cash collateral received. Due to the short-term nature of the loans, carrying value is a reasonable estimate of fair value and is classified as Level 2.

Repurchase Agreements

Carrying value of the Company’s repurchase agreements, which are included in other liabilities, is considered a reasonable estimate of fair value due to their short-term maturities and are classified as Level 2.

Federal Home Loan Bank Advances

Carrying value of the Company’s Federal Home Loan Bank advances, which are included in other liabilities, is considered a reasonable estimate of fair value due to their short-term maturities and are classified as Level 2.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables summarize the Company’s assets and liabilities that are carried at fair value by hierarchy levels (in millions):

	December 31, 2020
	Total	Level 1	Level 2	Level 3
Assets
Debt securities
U.S. government securities	$4,967.7	$4,967.7	$—	$—
Other government securities	1,114.4	—	1,114.4	—
Public utilities	5,288.2	—	5,288.2	—
Corporate securities	21,262.1	—	21,233.4	28.7
Residential mortgage-backed	264.6	—	264.6	—
Commercial mortgage-backed	1,587.9	—	1,587.9	—
Other asset-backed securities	1,380.5	—	1,380.5	—
Equity securities	151.6	23.2	24.0	104.4
Funds withheld reinsurance assets	3,625.9	162.2	9.5	3,454.2
Freestanding derivative instruments	2,219.6	—	2,219.6	—
Cash and cash equivalents	1,624.5	1,624.5	—	—
GMIB reinsurance recoverable	340.4	—	—	340.4
Separate account assets	219,062.9	—	219,062.9	—

Total	$262,890.3	$6,777.6	$252,185.0	$3,927.7

Liabilities
Embedded derivative liabilities (1)	$7,076.0	$—	$1,483.9	$5,592.1
Funds held under reinsurance treaties	3,625.9	—	—	3,625.9
Freestanding derivative instruments	43.1	—	43.1	—

Total	$10,745.0	$—	$1,527.0	$9,218.0

(1)

Includes the embedded derivative liabilities of $5,592.1 million related to GMWB reserves included in reserves for future policy benefits and claims payable and $1,483.9 million of fixed index annuities included in other contract holder funds on the consolidated balance sheets.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

	December 31, 2019
	Total	Level 1	Level 2	Level 3
Assets
Debt securities
U.S. government securities	$6,143.0	$6,143.0	$—	$—
Other government securities	1,653.6	—	1,653.6	—
Public utilities	6,793.1	—	6,793.1	—
Corporate securities	37,826.6	—	37,826.6	—
Residential mortgage-backed	1,070.8	—	1,070.8	—
Commercial mortgage-backed	3,079.9	—	3,079.9	—
Other asset-backed securities	1,864.5	—	1,864.5	—
Equity securities	283.1	64.3	34.8	184.0
Funds withheld reinsurance assets	3,760.3	83.5	91.0	3,585.8
Freestanding derivative instruments	1,486.4	—	1,486.4	—
Cash and cash equivalents	1,911.1	1,911.1	—	—
GMIB reinsurance recoverable	302.8	—	—	302.8
Separate account assets	195,070.5	—	195,070.5	—

Total	$261,245.7	$8,201.9	$248,971.2	$4,072.6

Liabilities
Embedded derivative liabilities (1)	$4,171.9	$—	$1,381.5	$2,790.4
Funds held under reinsurance treaties	3,760.3	—	—	3,760.3
Freestanding derivative instruments	24.3	—	24.3	—

Total	$7,956.5	$—	$1,405.8	$6,550.7

(1)

Includes the embedded derivative liabilities of $2,790.4 million related to GMWB reserves included in reserves for future policy benefits and claims payable and $1,381.5 million of fixed index annuities included in other contract holder funds on the consolidated balance sheets.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

Level 3 Assets and Liabilities by Price Source

The table below presents the balances of Level 3 assets and liabilities measured at fair value with their corresponding pricing sources (in millions):

	December 31, 2020
	Total	Internal	External
Assets
Debt securities:
Corporate	$28.7	$—	$28.7
Equity securities	104.4	2.0	102.4
Funds withheld reinsurance assets	3,454.2	3,454.2	—
GMIB reinsurance recoverable	340.4	340.4	—

Total	$3,927.7	$3,796.6	$131.1

Liabilities
Embedded derivative liabilities (1)	$5,592.1	$5,592.1	$—
Funds held under reinsurance treaties	3,625.9	3,625.9	—

Total	$9,218.0	$9,218.0	$—

	December 31, 2019
	Total	Internal	External
Assets
Equity securities	$184.0	$2.4	$181.6
Funds withheld reinsurance assets	3,585.8	3,585.8	—
GMIB reinsurance recoverable	302.8	302.8	—

Total	$4,072.6	$3,891.0	$181.6

Liabilities
Embedded derivative liabilities (1)	$2,790.4	$2,790.4	$—
Funds held under reinsurance treaties	3,760.3	3,760.3	—

Total	$6,550.7	$6,550.7	$—

(1)	Includes the embedded derivative related to GMWB reserves.

External pricing sources for securities represent unadjusted prices from independent pricing services and independent indicative broker quotes where pricing inputs are not readily available.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Quantitative Information Regarding Internally-Priced Level 3 Assets and Liabilities

The table below presents quantitative information on significant internally-priced Level 3 assets and liabilities (in millions):

	As of December 31, 2020
	Fair Value	Valuation Technique(s)	Significant Unobservable Input(s)	Assumption or Input Range	Impact of Increase in Input on Fair Value
Assets
GMIB reinsurance recoverable	$340.4	Discounted cash flow	Mortality(1)	0.01% - 23.52%	Decrease
			Lapse(2)	3.30% - 9.20%	Decrease
			Utilization(3)	0.00% - 20.00%	Increase
			Withdrawal(4)	3.75% - 4.50%	Increase
			Nonperformance risk(5)	0.33% - 1.57%	Decrease
			Long-term Equity Volatility(6)	18.50% -22.47%	Increase
Funds withheld reinsurance assets	3,454.2	Outstanding balance	N/A	N/A	N/A

Total	$3,794.6

Liabilities
Embedded derivative liabilities	$5,592.1	Discounted cash flow	Mortality(1)	0.04% - 21.53%	Decrease
			Lapse(2)	0.20% - 30.30%	Decrease
			Utilization(3)	5.00% - 100.00%	Increase
			Withdrawal(4)	56.00% -95.00%	Increase
			Nonperformance risk(5)	0.33% - 1.57%	Decrease
			Long-term Equity Volatility(6)	18.50% -22.47%	Increase
Funds held under reinsurance treaties	3,625.9	Carrying value of asset	N/A	N/A	N/A

Total	$9,218.0

(1)

Mortality rates vary by attained age, tax qualification status, GMWB benefit election, and duration. The range displayed reflects ages from the minimum issue age for the benefit through age 95, which corresponds to the typical maturity age. A mortality improvement assumption is also applied.

(2)

Base lapse rates vary by contract-level factors, such as product type, surrender charge schedule and optional benefits election. Lapse rates are further adjusted based on the degree to which a guaranteed benefit is in-the-money, with lower lapse applying when contracts are more in-the-money. Lapse rates are also adjusted to reflect lower lapse expectations when GMWB benefits are utilized.

(3)

The utilization rate represents the expected percentage of contracts that will utilize the benefit through annuitization (GMIB) or commencement of withdrawals (GMWB). Utilization may vary by benefit type, attained age, duration, tax qualification status, benefit provision, and moneyness.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

(4)

The withdrawal rate represents the utilization rate of the contract’s free partial withdrawal provision (GMIB) or the percentage of annual withdrawal assumed relative to the maximum allowable withdrawal amount (GMWB). Withdrawal rates on contracts with a GMIB vary based on the product type and duration. Withdrawal rates on contracts with a GMWB vary based on attained age, tax qualification status, GMWB type and GMWB benefit provisions.

(5)	Nonperformance risk spread varies by duration.
(6)	Long-term equity volatility represents the equity volatility beyond the period for which observable equity volatilities are available.

	As of December 31, 2019
	Fair Value	Valuation Technique(s)	Significant Unobservable Input(s)	Assumption or Input Range	Impact of Increase in Input on Fair Value
Assets
GMIB reinsurance recoverable	$302.8	Discounted cash flow	Mortality(1)	0.01% - 19.69%	Decrease
			Lapse(2)	3.30% - 9.30%	Decrease
			Utilization(3)	0.00% - 20.00%	Increase
			Withdrawal(4)	3.75% - 4.50%	Increase
			Nonperformance risk(5)	0.00% - 1.18%	Decrease
			Long-term Equity Volatility(6)	18.50% - 21.42%	Increase
Funds withheld reinsurance assets	3,585.8	Outstanding balance	N/A	N/A	N/A

Total	$3,888.6

Liabilities
Embedded derivative liabilities	$2,790.4	Discounted cash flow	Mortality(1)	0.04% - 18.64%	Decrease
			Lapse(2)	0.10% - 29.30%	Decrease
			Utilization(3)	5.00% - 100.00%	Increase
			Withdrawal(4)	56.00% - 94.00%	Increase
			Nonperformance risk(5)	0.00% - 1.18%	Decrease
			Long-term Equity Volatility(6)	18.50% - 21.42%	Increase
Funds held under reinsurance treaties	3,760.3	Carrying value of asset	N/A	N/A	N/A

Total	$6,550.7

(1)

Mortality rates vary by attained age, tax qualification status, GMWB benefit election, and duration. The range displayed reflects ages from the minimum issue age for the benefit through age 95, which corresponds to the typical maturity age. A mortality improvement assumption is also applied.

(2)

Base lapse rates vary by contract-level factors, such as product type, surrender charge schedule and optional benefits election. Lapse rates are further adjusted based on the degree to which a guaranteed

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

benefit is in-the-money, with lower lapse applying when contracts are more in-the-money. Lapse rates are also adjusted to reflect lower lapse expectations when GMWB benefits are utilized.
(3)

The utilization rate represents the expected percentage of contracts that will utilize the benefit through annuitization (GMIB) or commencement of withdrawals (GMWB). Utilization may vary by benefit type, attained age, duration, tax qualification status, benefit provision, and moneyness.

(4)

The withdrawal rate represents the utilization rate of the contract’s free partial withdrawal provision (GMIB) or the percentage of annual withdrawal assumed relative to the maximum allowable withdrawal amount (GMWB). Withdrawal rates on contracts with a GMIB vary based on the product type and duration. Withdrawal rates on contracts with a GMWB vary based on attained age, tax qualification status, GMWB type and GMWB benefit provisions.

(5)	Nonperformance risk spread varies by duration.
(6)	Long-term equity volatility represents the equity volatility beyond the period for which observable equity volatilities are available.

Sensitivity to Changes in Unobservable Inputs

The following is a general description of sensitivities of significant unobservable inputs and their impact on the fair value measurement for the assets and liabilities reflected in the table above.

As of December 31, 2020 and December 31, 2019, securities of $2.0 million and $2.4 million, respectively are fair valued using techniques incorporating unobservable inputs and are classified in Level 3 of the fair value hierarchy. For these assets, their unobservable inputs and ranges of possible inputs do not materially affect their fair valuations and have been excluded from the quantitative information in the table above.

The GMIB reinsurance recoverable fair value calculation is based on the present value of future cash flows comprised of future expected reinsurance benefit receipts, less future attributed premium payments to reinsurers, over the lives of the contracts. Estimating these cash flows requires actuarially determined assumptions related to expectations concerning policyholder behavior and long-term market volatility. The more significant policyholder behavior actuarial assumptions include benefit utilization, fund allocation, lapse, and mortality.

Embedded derivative liabilities classified in Level 3 represent the fair value of GMWB and GMAB liabilities. These fair value calculations are based on the present value of future cash flows comprised of future expected benefit payments, less future attributed rider fees, over the lives of the contracts. Estimating these cash flows requires actuarially determined assumptions related to expectations concerning policyholder behavior and long-term market volatility. The more significant policyholder behavior actuarial assumptions include benefit utilization, fund allocation, lapse, and mortality.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The tables below provide rollforwards for 2020 and 2019 of the financial instruments for which significant unobservable inputs (Level 3) are used in the fair value measurement. Gains and losses in the table below include changes in fair value due partly to observable and unobservable factors. The Company utilizes derivative instruments to manage the risk associated with certain assets and liabilities. However, the derivative instruments hedging the related risks may not be classified within the same fair value hierarchy level as the associated assets and liabilities. Therefore, the impact of the derivative instruments reported in Level 3 may vary significantly from the total income effect of the hedged instruments.

		Total Realized/Unrealized Gains (Losses) Included in
(in millions)	Fair Value as of January 1, 2020	Net Income	Other Comprehensive Income	Purchases, Sales, Issuances and Settlements	Transfers in and/or (out of) Level 3	Fair Value as of December 31, 2020
Assets
Debt securities
Corporate securities	$—	$0.4	$—	$8.4	$19.9	$28.7
Other asset-backed securities	—	0.5	(1.1)	(0.5)	1.1	—
Equity securities	184.0	(44.3)	—	(35.2)	(0.1)	104.4
GMIB reinsurance recoverable	302.8	37.6	—	—	—	340.4
Funds withheld reinsurance assets	3,585.8	(1.7)	—	(129.9)	—	3,454.2

Liabilities
Embedded derivative liabilities	$(2,790.4)	$(2,801.7)	$—	$—	$—	$(5,592.1)
Funds held under reinsurance treaties	(3,760.3)	(1.5)	0.4	135.5	—	(3,625.9)

		Total Realized/Unrealized Gains (Losses) Included in
(in millions)	Fair Value as of January 1, 2019	Net Income	Other Comprehensive Income	Purchases, Sales, Issuances and Settlements	Transfers in and/or (out of) Level 3	Fair Value as of December 31, 2019
Assets
Equity securities	$163.6	$8.8	$—	$9.7	$1.9	$184.0
Freestanding derivative instruments	8.5	(8.5)	—	—	—	—
GMIB reinsurance recoverable	300.6	2.2	—	—	—	302.8
Funds withheld reinsurance assets	3,543.7	0.5	—	41.6	—	3,585.8

Liabilities
Embedded derivative liabilities	$(3,049.7)	$259.3	$—	$—	$—	$(2,790.4)
Funds held under reinsurance treaties	(3,745.1)	(3.5)	(3.8)	(7.9)	—	(3,760.3)

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The components of the amounts included in purchases, sales, issuances and settlements for the years ended December 31, 2020 and 2019 shown above are as follows (in millions):

December 31, 2020	Purchases	Sales	Issuances	Settlements	Total
Assets
Debt securities
Corporate securities	$9.6	$(1.2)	$—	$—	$8.4
Other asset-backed securities	—	(0.5)	—	—	(0.5)
Equity securities	1.6	(36.8)	—	—	(35.2)
Funds withheld reinsurance assets	—	—	270.6	(400.5)	(129.9)

Total	$11.2	$(38.5)	$270.6	$(400.5)	$(157.2)

Liabilities
Funds held under reinsurance treaties	$—	$—	$(474.5)	$610.0	$135.5

December 31, 2019	Purchases	Sales	Issuances	Settlements	Total
Assets
Equity securities	$10.1	$(0.4)	$—	$—	$9.7
Funds withheld reinsurance assets	—	—	274.7	(233.1)	41.6

Total	$10.1	$(0.4)	$274.7	$(233.1)	$51.3

Liabilities
Funds held under reinsurance treaties	$—	$—	$(313.8)	$305.9	$(7.9)

In 2020, there were no transfers from Level 3 to NAV. In 2019, $1.8 million was transferred from NAV to Level 3 as a result of using significant unobservable inputs since a NAV was not available. In 2020, transfers from Level 3 to Level 2 of the fair value hierarchy were $0.1 million and transfers from Level 2 to Level 3 were $21.0 million. There were no transfers to or from Level 3 during 2019.

The portion of gains (losses) included in net income or other comprehensive income attributable to the change in unrealized gains and losses on Level 3 financial instruments still held at December 31, 2020 and 2019, was as follows (in millions):

	2020		2019
	Included in Net Income	Included in AOCI	Included in Net Income
Assets
Debt securities
Corporate securities	$0.2	$—	$—
Other asset-backed securities	—	(0.5)	—
Equity securities	(44.3)	—	8.4
GMIB reinsurance recoverable	37.6	—	2.2
Liabilities
Embedded derivative liabilities	$(2,801.7)	$—	$259.3
Funds withheld reinsurance liabilities	0.4	—	(3.8)

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Fair Value of Financial Instruments Carried at Other Than Fair Value

The table below presents the carrying amount and fair value by fair value hierarchy level of certain financial instruments that are not reported at fair value (in millions).

		December 31, 2020		December 31, 2019
	Fair Value Hierarchy Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Commercial mortgage loans	Level 3	$7,742.0	$8,251.8	$9,903.6	$10,232.1
Policy loans	Level 3	1,052.7	1,052.7	1,120.7	1,120.7
FHLB capital stock	Level 1	125.4	125.4	125.4	125.4
Liabilities
Annuity reserves (1)	Level 3	$38,562.8	$46,929.7	$36,899.1	$44,058.4
Reserves for guaranteed investment contracts (2)	Level 3	1,275.5	1,332.1	1,529.6	1,569.4
Trust instruments supported by funding agreements (2)	Level 3	8,383.9	8,701.8	8,852.6	9,086.8
Federal Home Loan Bank funding agreements (2)	Level 3	1,478.4	1,421.3	1,904.9	1,925.0
Debt—Surplus Note to Parent	Level 2	—	—	2,013.7	2,013.7
Debt—all other	Level 2	322.0	412.3	678.1	698.1
Securities lending payable	Level 2	13.3	13.3	48.3	48.3
Federal Home Loan Bank advances	Level 2	380.0	380.0	300.1	300.1
Repurchase agreements	Level 2	1,100.0	1,100.0	—	—
Separate Account Liabilities (3)	Level 2	219,062.9	219,062.9	195,070.5	195,070.5

(1)	Annuity reserves represent only the components of other contract holder funds that are considered to be financial instruments.
(2)	Included as a component of other contract holder funds on the consolidated balance sheets.
(3)	The values of separate account liabilities are set equal to the values of separate account assets.

Fair Value Option

The Company elected the fair value option for certain assets, which are held as collateral for reinsurance, as previously discussed above. Income and changes in unrealized gains and losses on other assets for which the Company has elected the fair value option are immaterial to the Company’s consolidated financial statements.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

6.	Deferred Acquisition Costs and Deferred Sales Inducements

The balances of and changes in deferred acquisition costs, as of and for the years ended December 31, were as follows (in millions):

	2020	2019	2018
Balance, beginning of year	$11,667.6	$10,420.8	$10,453.9
Deferrals of acquisition costs	738.1	797.0	747.0
Amortization related to:
Operations	(416.8)	(236.0)	(912.1)
Derivatives	1,582.3	1,247.5	(148.1)
Net realized gains	(6.9)	(9.0)	0.5
Write-off related to Athene transaction	(625.8)	—	—

Total amortization	532.8	1,002.5	(1,059.7)
Unrealized investment losses (gains)	404.5	(552.7)	279.6

Balance, end of year	$13,343.0	$11,667.6	$10,420.8

The balances of and changes in deferred sales inducements, which are reported in other assets, as of and for the years ended December 31, were as follows (in millions):

	2020	2019	2018
Balance, beginning of year	$579.1	$670.5	$644.0
Deferrals of sales inducements	3.6	10.2	12.1
Amortization related to:
Operations	(6.0)	(20.9)	(31.8)
Derivatives	0.5	0.2	(0.1)
Net realized gains	0.1	(1.1)	0.1
Write-off related to Athene transaction	(138.2)	—	—

Total amortization	(143.6)	(21.8)	(31.8)
Unrealized investment losses (gains)	87.5	(79.8)	46.2

Balance, end of year	$526.6	$579.1	$670.5

7.	Reinsurance

The Company assumes and cedes reinsurance from and to other insurance companies in order to limit losses from large exposures. However, if the reinsurer is unable to meet its obligations, the originating issuer of the coverage retains the liability. The Company reinsures certain of its risks to other reinsurers under a coinsurance, modified coinsurance, or yearly renewable term basis. The Company regularly monitors the financial strength rating of its reinsurers.

The Company has also acquired certain lines of business that are wholly ceded to non-affiliates. These include both direct and assumed accident and health business, direct and assumed life insurance business, and certain institutional annuities.

Effective October 1, 2018, the Company entered into a reinsurance agreement with John Hancock to assume its U.S. Group Payout Annuity business. The initial transaction was structured as indemnity reinsurance by Jackson of John Hancock’s approximately 186,000 Group Payout Annuity certificates representing $5.0 billion of assumed premiums, ceding commission income of $555.0 million and $5.5 billion of reserves.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

On March 15, 2019, the Company closed on a 90% reinsurance agreement with John Hancock Life Insurance Company of New York (“JHNY”), effective January 1, 2019, to assume its Group Payout Annuity business. The initial transaction was structured as indemnity reinsurance by Jackson of JHNY’s approximately 18,000 Group Payout Annuity certificates representing $0.5 billion of reserves.

On May 29, 2019, the Michigan Department of Insurance and Financial Services revoked the status of Scottish RE (U.S.), Inc. as an accredited reinsurer in Michigan. The Company wrote off $6.1 million of paid claims recoverable in 2019 as it was deemed probable that the Company would not recover the balance. At December 31, 2020 and 2019, an allowance of $16.7 million and $42.5 million was established for the ceded reserve.

As indicated in Note 2, on June 18, 2020, the Company’s subsidiary, Jackson, entered into a funds withheld coinsurance agreement with Athene effective June 1, 2020 to reinsure on 100% quota share basis, a block of Jackson’s in-force fixed and fixed-index annuity product liabilities in exchange for a $1.2 billion ceding commission, which was subject to a post-closing adjustment. Jackson allocated investments with a book value of approximately $25.6 billion in support of reserves associated with the transaction to a segregated custody account, which investments are subject to an investment management agreement between Jackson and Apollo. To further support its obligations under the reinsurance agreements, Athene procured $1.2 billion in letters of credit for Jackson’s benefit and has established a trust account for Jackson’s benefit funded with assets with a book value of approximately $69.5 million. In September 2020, the post-closing settlement resulted in ceded premium of $6.3 million and a decrease of $28.5 million in ceding commission.

Pursuant to the Athene coinsurance agreement, the Company holds certain assets as collateral. At December 31, 2020, assets held as collateral in the segregated custody account were $28.3 billion.

The Company’s GMIBs are reinsured with an unrelated party and due to the net settlement provisions of the reinsurance agreement, meet the definition of a derivative. Accordingly, the GMIB reinsurance agreement is recorded at fair value on the Company’s consolidated balance sheets, with changes in fair value recorded in net losses on derivatives and investments. GMIB reinsured benefits are subject to aggregate annual claim limits. Deductibles also apply on reinsurance of GMIB business issued since March 1, 2005.

The Company has three retro treaties with SRZ. Pursuant to these retro treaties, the Company ceded to SRZ on a 100% coinsurance basis, subject to pre-existing reinsurance with other parties, certain blocks of business. These blocks of business include disability income and accident and health business, a mix of life and annuity insurance business, and corporate owned life insurance business.

Pursuant to the retro treaties, the Company holds certain assets as collateral, which are reported as funds withheld reinsurance assets with a corresponding liability reported as funds held under reinsurance treaties on the consolidated balance sheets. At December 31, 2020 and 2019, the funds held asset and liability were $3.6 billion and $3.8 billion, which consisted of policy loans including accrued interest of $3.5 billion and $3.6 billion, debt securities of $167.9 million and $151.1 million, cash and cash equivalents of $3.8 million and $23.4 million, and accrued investment income of $0.6 million and nil, respectively.

In 2020, the Company adopted ASU No. 2016-13, and established an ACL of $9.5 million on its reinsurance recoverables, which are reported net of ACL on the consolidated balance sheets. The ACL considers the credit quality of the reinsurer and is generally determined based on probability of default and loss given default assumptions, after considering any applicable collateral arrangements. Additions to or releases of the allowance were reported in death, other policyholder benefits, and changes in reserves, net of deferrals in the consolidated income statements. The ACL on reinsurance recoverables was $12.6 million at December 31, 2020.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The effect of reinsurance on premium was as follows (in millions):

	For the Years Ended December 31,
	2020	2019	2018
Direct premium:
Life	$272.7	$517.7	$459.0
Accident and health	35.9	40.1	43.9
Plus reinsurance assumed:
Life	42.1	44.3	41.6
Group payout annuity	—	406.1	4,983.2
Accident and health	4.9	5.9	6.9
Less reinsurance ceded:
Life	(142.6)	(387.2)	(315.7)
Annuity guaranteed benefits	(12.7)	(13.5)	(14.3)
Accident and health	(40.8)	(46.0)	(50.8)

Total premium	$159.5	$567.4	$5,153.8

The effect of reinsurance on benefits was as follows (in millions):

	For the Years Ended December 31,
	2020	2019	2018
Direct benefits:
Life	$1,236.6	$1,183.7	$1,208.7
Accident and health	135.3	125.2	139.5
Annuity guaranteed benefits	151.5	132.4	103.2
Plus reinsurance assumed:
Life	226.1	244.9	239.6
Group payout annuity	500.5	523.5	125.0
Accident and health	22.9	25.1	24.2
Less reinsurance ceded:
Life	(507.6)	(514.5)	(533.3)
Accident and health	(158.2)	(150.4)	(163.7)
Deferral of contract enhancements	(1.2)	(3.1)	(3.6)
Group payout annuity reserves assumed	(321.2)	59.1	5,482.5
Change in reserves, net of reinsurance	(0.9)	(161.5)	344.9

Total benefits	$1,283.8	$1,464.4	$6,967.0

Components of the Company’s reinsurance recoverable were as follows (in millions):

	December 31,
	2020	2019
Reserves:
Life	$5,963.9	$6,401.9
Accident and health	568.7	588.8
Guaranteed minimum income benefits	340.3	302.8
Other annuity benefits (1)	27,488.5	178.8
Claims liability and other	860.8	900.1

Total	$35,222.2	$8,372.4

(1)	Other annuity benefits primarily attributable to fixed and fixed index annuities reinsured with Athene.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

At December 31, 2020, the largest amount ceded to any reinsurer totaled $27.4 billion, which was related to Athene and is fully collateralized.

The following table sets forth the Company’s net life insurance in-force (in billions):

	December 31,
	2020	2019
Direct life insurance in-force	$118.3	$142.2
Amounts assumed from other companies	17.0	18.2
Amounts ceded to other companies	(72.1)	(88.4)

Net life insurance in-force	$63.2	$72.0

8.	Reserves for Future Policy Benefits and Claims Payable and Other Contract Holder Funds

The following table sets forth the Company’s reserves for future policy benefits and claims payable balances (in millions):

	December 31,
	2020	2019
Traditional life	$4,535.3	$4,999.7
Guaranteed benefits (1)	8,399.3	5,378.1
Claims payable	1,109.5	1,023.6
Accident and health	1,257.2	1,290.1
Group payout annuities	5,220.3	5,541.5
Other	859.3	903.4

Total	$21,380.9	$19,136.4

(1)	Includes the embedded derivative liabilities related to the GMWB reserve.

For traditional life insurance contracts, which include term and whole life, reserves are determined using the net level premium method and assumptions as of the issue date or acquisition date as to mortality, interest rates, lapse and expenses plus provisions for adverse deviation. These assumptions are not unlocked unless the reserve is determined to be deficient.

The Company’s liability for future policy benefits also includes liabilities for guaranteed benefits related to certain nontraditional long-duration life and annuity contracts, which are further discussed in Note 9.

The following table sets forth the Company’s liabilities for other contract holder funds balances (in millions):

	December 31,
	2020	2019
Interest-sensitive life	$11,835.5	$12,268.9
Variable annuity fixed option	10,609.6	8,230.6
Fixed annuity	16,746.3	17,459.3
Fixed index annuity (1)	14,209.2	14,058.6
GICs, funding agreements and FHLB advances	11,137.8	12,287.1

Total	$64,538.4	$64,304.5

(1)	At December 31, 2020 and 2019, includes the embedded derivative liabilities related to fixed index annuity of $1,483.9 million and $1,381.5 million, respectively.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

For interest-sensitive life contracts, liabilities approximate the policyholder’s account value, plus the remaining balance of the fair value adjustment related to previously acquired business, which is further discussed below. The liability for fixed index annuities is based on three components, 1) the imputed value of the underlying guaranteed host contract, 2) the fair value of the embedded option component of the contract, and 3) the liability for guaranteed benefits related to the optional lifetime income rider. For fixed annuities, variable annuity fixed option, and other investment contracts, as detailed in the above table, the liability is the policyholder’s account value, plus the unamortized balance of the fair value adjustment related to previously acquired business. At December 31, 2020, the Company had interest sensitive life business with minimum guaranteed interest rates ranging from 2.5% to 6.0% with a 4.68% average guaranteed rate and fixed interest rate annuities with minimum guaranteed rates ranging from 1.0% to 5.5% and a 2.01% average guaranteed rate.

The Company recorded a fair value adjustment at acquisition related to certain annuity and interest sensitive liability blocks of business to reflect the cost of the interest guarantees within the in-force liabilities, based on the difference between the guaranteed interest rate and an assumed new money guaranteed interest rate at acquisition. This adjustment was recorded in reserves for future policy benefits and claims payable. This reserve is reassessed at the end of each period, taking into account changes in the in-force block. Any resulting change in the reserve is recorded as a change in reserve through the consolidated income statements.

At December 31, 2020 and 2019, approximately 95% and 88%, respectively, of the Company’s fixed annuity account values correspond to crediting rates that are at the minimum guaranteed interest rates. The following tables show the distribution of the fixed interest rate annuities’ account values within the presented ranges of minimum guaranteed interest rates (in millions):

	December 31, 2020
Minimum	Account Value
Guaranteed Interest Rate	Fixed	Fixed Index	Variable	Total
1.0%	$92.1	$164.5	$6,501.6	$6,758.2
>1.0% - 2.0%	63.3	2.7	235.7	301.7
>2.0% - 3.0%	1,162.1	189.9	3,356.6	4,708.6
>3.0% - 4.0%	622.5	—	—	622.5
>4.0% - 5.0%	280.3	—	—	280.3
>5.0% - 5.5%	73.2	—	—	73.2

Subtotal	2,293.5	357.1	10,093.9	12,744.5
Ceded reinsurance	12,923.7	13,852.1	—	26,775.8

Total	$15,217.2	$14,209.2	$10,093.9	$39,520.3

	December 31, 2019
Minimum	Account Value
Guaranteed Interest Rate	Fixed	Fixed Index	Variable	Total
1.0%	$2,800.5	$4,151.2	$—	$6,951.7
>1.0% - 2.0%	1,718.5	6,068.9	5,206.2	12,993.6
>2.0% - 3.0%	7,302.2	3,838.5	2,560.3	13,701.0
>3.0% - 4.0%	1,561.4	—	—	1,561.4
>4.0% - 5.0%	2,236.4	—	—	2,236.4
>5.0% - 5.5%	278.2	—	—	278.2

Total	$15,897.2	$14,058.6	$7,766.5	$37,722.3

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

At December 31, 2020 and 2019, approximately 80% and 81%, respectively, of the Company’s interest sensitive life business account values correspond to crediting rates that are at the minimum guaranteed interest rates. The following table shows the distribution of the interest sensitive life business account values within the presented ranges of minimum guaranteed interest rates, excluding the business that is subject to the previously mentioned retro treaties (in millions):

	December 31,
	2020	2019
	Account Value - Interest Sensitive Life
>2.0% - 3.0%	$269.6	$270.6
>3.0% - 4.0%	2,819.5	3,017.6
>4.0% - 5.0%	2,488.2	2,596.5
>5.0% - 6.0%	2,044.6	2,031.2

Subtotal	7,621.9	7,915.9
Retro treaties	4,213.6	4,353.0

Total	$11,835.5	$12,268.9

The Company has established a European Medium Term Note program, with up to $5.8 billion in aggregate principal amount outstanding at any one time. Jackson National Life Funding, LLC was formed as a special purpose vehicle solely for the purpose of issuing Medium Term Note instruments to institutional investors, the proceeds of which are deposited with Jackson and secured by the issuance of funding agreements. The remaining series under this program matured in August 2019.

The Company has established a $23.0 billion aggregate Global Medium Term Note program. Jackson National Life Global Funding was formed as a statutory business trust, solely for the purpose of issuing Medium Term Note instruments to institutional investors, the proceeds of which are deposited with the Company and secured by the issuance of funding agreements. The carrying values at December 31, 2020 and 2019 totaled $8.4 billion and $8.9 billion, respectively.

Those Medium Term Note instruments issued in a foreign currency have been hedged for changes in exchange rates using cross-currency swaps. The fair value of derivatives embedded in funding agreements, as well as unrealized foreign currency transaction gains and losses, are included in the carrying value of the trust instruments supported by funding agreements.

Trust instrument liabilities are adjusted to reflect the effects of foreign currency translation gains and losses using exchange rates as of the reporting date. Foreign currency translation gains and losses are included in net losses on derivatives and investments.

Jackson and Squire Re are members of the FHLBI primarily for the purpose of participating in the bank’s mortgage-collateralized loan advance program with short-term and long-term funding facilities. Advances are in the form of short-term or long-term notes or funding agreements issued to FHLBI. At both December 31, 2020 and 2019, the Company held $125.4 million of FHLBI capital stock, supporting $1.9 billion and $2.3 billion in funding agreements, short-term and long-term borrowing capacity in 2020 and 2019, respectively.

9.	Certain Nontraditional Long-Duration Contracts and Variable Annuity Guarantees

The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder (“traditional variable annuities”). The Company also issues variable annuity and life contracts through separate accounts where the Company contractually guarantees to the contract holder (“variable contracts with guarantees”) either a) return of no less than total deposits made to the account adjusted for any partial

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

withdrawals, b) total deposits made to the account adjusted for any partial withdrawals plus a minimum return, or c) the highest account value on a specified anniversary date adjusted for any withdrawals following the contract anniversary. These guarantees include benefits that are payable in the event of death (GMDB), at annuitization (GMIB), upon the depletion of funds (GMWB) or at the end of a specified period (GMAB).

The assets supporting the variable portion of both traditional variable annuities and variable contracts with guarantees are carried at fair value and reported as summary total separate account assets with an equivalent summary total reported for separate account liabilities. Liabilities for guaranteed benefits are general account obligations and are reported in reserves for future policy benefits and claims payable. Amounts assessed against the contract holders for mortality, administrative, and other services are reported in revenue as fee income. Changes in liabilities for minimum guarantees are reported within death, other policy benefits and change in policy reserves within the consolidated income statements with the exception of changes in embedded derivatives, which are included in net losses on derivatives and investments. Separate account net investment income, net investment realized and unrealized gains and losses, and the related liability changes are offset within the same line item in the consolidated income statements.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

At December 31, 2020 and 2019, the Company provided variable annuity contracts with guarantees, for which the net amount at risk (“NAR”) is defined as the amount of guaranteed benefit in excess of current account value, as follows (dollars in millions):

December 31, 2020	Minimum Return	Account Value	Net Amount at Risk	Weighted Average Attained Age	Average Period until Expected Annuitization
Return of net deposits plus a minimum return
GMDB	0-6%	$170,510.2	$2,339.5	67.3 years
GMWB—Premium only	0%	2,858.1	11.7
GMWB	0-5%*	247.5	10.8
GMAB—Premium only	0%	39.4	—
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		13,511.9	86.1	68.3 years
GMWB—Highest anniversary only		3,459.2	41.1
GMWB		646.0	55.4
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	8,890.8	614.8	70.5 years
GMIB	0-6%	1,675.3	555.5		0.5 years
GMWB	0-8%*	159,856.9	5,655.7

December 31, 2019	Minimum Return	Account Value	Net Amount at Risk	Weighted Average Attained Age	Average Period until Expected Annuitization
Return of net deposits plus a minimum return
GMDB	0-6%	$150,575.7	$2,477.3	66.9 years
GMWB—Premium only	0%	2,752.7	15.7
GMWB	0-5%*	257.3	13.8
GMAB—Premium only	0%	36.5	—
Highest specified anniversary account value minus withdrawals post-anniversary
GMDB		12,546.8	68.5	67.7 years
GMWB—Highest anniversary only		3,232.4	50.9
GMWB		697.6	55.2
Combination net deposits plus minimum return, highest specified anniversary account value minus withdrawals post-anniversary
GMDB	0-6%	8,158.8	686.6	70.0 years
GMIB	0-6%	1,688.1	615.8		0.5 years
GMWB	0-8%*	140,528.5	7,159.6

*

Ranges shown based on simple interest. The upper limits of 5% or 8% simple interest are approximately equal to 4.1% and 6%, respectively, on a compound interest basis over a typical 10-year bonus period. The combination GMWB category also includes benefits with a defined increase in the withdrawal percentage under pre-defined non-market conditions.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Amounts shown as GMWB above include a ‘not-for-life’ component up to the point at which the guaranteed withdrawal benefit is exhausted, after which benefits paid are considered to be ‘for-life’ benefits. The liability related to this ‘not-for-life’ portion is valued as an embedded derivative, while the ‘for-life’ benefits are valued as an insurance liability (see below). For this table, the net amount at risk of the ‘not-for-life’ component is the undiscounted excess of the guaranteed withdrawal benefit over the account value, and that of the ‘for-life’ component is the estimated value of additional life contingent benefits paid after the guaranteed withdrawal benefit is exhausted.

Account balances of contracts with guarantees were invested in variable separate accounts as follows (in millions):

	December 31,
	2020	2019
Fund type:
Equity	$132,213.0	$121,520.3
Bond	20,202.9	19,340.4
Balanced	39,626.1	30,308.3
Money market	1,861.6	956.2

Total	$193,903.6	$172,125.2

GMDB liabilities reflected in the general account were as follows (in millions):

	2020	2019
Balance at January 1	$1,282.9	$1,371.6
Incurred guaranteed benefits	270.2	24.7
Paid guaranteed benefits	(134.9)	(113.4)

Balance at December 31	$1,418.2	$1,282.9

The GMDB liability is determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the liability balance through the consolidated income statement, within death, other policy benefits and change in policy reserves, if actual experience or other evidence suggests that earlier assumptions should be revised.

The following assumptions and methodology were used to determine the GMDB liability at both December 31, 2020 and 2019 (except where otherwise noted):

1)	Use of a series of stochastic investment performance scenarios, based on historical average market volatility.

2)	Mean investment performance assumption of 7.15% (2020) and 7.4% (2019), after investment management fees, but before external investment advisory fees and mortality and expense charges.

3)	Mortality equal to 38% to 100% of the IAM 2012 basic table improved using Scale G through 2019 (2019: 24% to 100% of the Annuity 2000 table).

4)	Lapse rates varying by contract type, duration and degree the benefit is in-the-money and ranging from 0.3% to 27.9% (before application of dynamic adjustments).

5)	Discount rates: 7.15% on 2020 and later issues, 7.4% on 2013 through 2019 issues, 8.4% on 2012 and prior issues.

Most GMWB reserves are considered to be derivatives under current accounting guidance and are recognized at fair value, as previously defined, with the change in fair value reported in net income (as net

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

losses on derivatives and investments). The fair value of these liabilities is determined using stochastic modeling and inputs as further described in Note 5. The fair valued GMWB had a reserve liability of $5,592.1 million and $2,790.5 million at December 31, 2020 and 2019, respectively, and was reported in reserves for future policy benefits and claims payable.

The Company has also issued certain GMWB products that guarantee payments over a lifetime. Reserves for the portion of these benefits after the point where the guaranteed withdrawal balance is exhausted are calculated using assumptions and methodology similar to the GMDB liability. At December 31, 2020 and 2019, these GMWB reserves totaled $181.3 million and $161.3 million, respectively, and were reported in reserves for future policy benefits and claims payable.

GMAB benefits were offered on some variable annuity plans. However, the Company no longer offers these benefits. The GMAB had an asset value that was immaterial to the consolidated financial statements at both December 31, 2020 and 2019, respectively.

The direct GMIB liability is determined at each period end by estimating the expected value of the annuitization benefits in excess of the projected account balance at the date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The assumptions used for calculating the direct GMIB liability are consistent with those used for calculating the GMDB liability. At December 31, 2020 and 2019, GMIB reserves before reinsurance totaled $86.9 million and $86.6 million, respectively.

Other Liabilities – Insurance and Annuitization Benefits

The Company has established additional reserves for life insurance business for universal life plans with secondary guarantees, interest-sensitive life plans that exhibit “profits followed by loss” patterns and account balance adjustments to tabular guaranteed cash values on one interest-sensitive life plan.

Liabilities for these benefits have been established according to the methodologies described below:

	December 31, 2020			December 31, 2019
Benefit Type	Liability (in millions)	Net Amount at Risk (in millions)	Weighted Average Attained Age	Liability (in millions)	Net Amount at Risk (in millions)	Weighted Average Attained Age
Insurance benefits *	$939.6	$19,483.0	63.5 years	$904.1	$20,620.5	62.8 years
Account balance adjustments	133.6	n/a	n/a	127.8	n/a	n/a

*	Amounts for the UL benefits are for the total of the plans containing any policies having projected non-zero excess benefits, and thus may include some policies with zero projected excess benefits.

The following assumptions and methodology were used to determine the UL insurance benefit liability at December 31, 2020 and 2019:

1)	Use of a series of deterministic premium persistency scenarios.

2)	Other experience assumptions similar to those used in amortization of deferred acquisition costs.

3)	Discount rates equal to credited interest rates, approximately 3.0% to 5.5% in both 2020 and 2019.

The Company also has a small closed block of two-tier annuities, where different crediting rates are used for annuitization and surrender benefit calculations. A liability is established to cover future annuitization benefits in excess of surrender values, and was immaterial to the consolidated financial statements at both December 31, 2020 and 2019. The Company also offers an optional lifetime income rider with certain of its fixed index annuities. The liability established for this rider before reinsurance was $18.1 million and $3.3 million at December 31, 2020 and 2019, respectively.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

10.	Debt

The aggregate carrying value of borrowings was as follows (in millions):

	December 31,
	2020	2019
Surplus notes	$249.7	$249.6
Surplus note to Parent	—	2,013.7
FHLBI bank loans	72.3	77.4
Bank loan	—	351.1

Total	$322.0	$2,691.8

At December 31, 2020, the above borrowings were all due after five years.

Surplus Notes

Under Michigan Insurance Law, for statutory reporting purposes, the surplus notes are not part of the legal liabilities of the Company and are considered surplus funds. Payments of interest or principal may only be made with the prior approval of the commissioner of insurance of the state of Michigan and only out of surplus earnings which the commissioner determines to be available for such payments under Michigan Insurance Law.

On March 15, 1997, the Company, through its subsidiary, Jackson, issued 8.15% surplus notes in the principal amount of $250.0 million due March 15, 2027. These surplus notes were issued pursuant to Rule 144A under the Securities Act of 1933, and are unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims and may not be redeemed at the option of the Company or any holder prior to maturity. Interest is payable semi-annually on March 15th and September 15th of each year. Interest expense on the notes was $20.5 million in 2020, $20.4 million in 2019, and $20.4 million in 2018.

On November 6, 2019, the Company, through its subsidiary, Brooke Life, issued a 4.5% surplus note payable to its ultimate parent, Prudential, plc, in the principal amount of $2.0 billion due November 6, 2059. In exchange, the Company remitted a return of capital of $2.0 billion to Prudential, plc. In 2020, Prudential transferred this note to the Company’s newly formed subsidiary, Jackson Finance. As settlement, the Company issued shares as further described in Note 22. As a result of the transfer, this note is considered intercompany and is eliminated in consolidation. This surplus note was issued pursuant to Rule 144A under the Securities Act of 1933, and is unsecured and subordinated to all present and future indebtedness, policy claims and other creditor claims. This note may be redeemed subject to prior approval of the Michigan Department of Insurance and Financial Services and at the mutual agreement of the Company and the holder after the thirtieth anniversary of the note’s issuance. Interest is payable semi-annually on March 15th and September 15th of each year. Interest expense was $41.0 million and $13.7 million in 2020 and 2019.

Federal Home Loan Bank Loans

The Company received loans of $50.0 million from the FHLBI under its community investment program in both 2015 and 2014, which amortize on a straight line basis over the loan term. The weighted average interest rate on these loans was 0.48% in 2020 and 2.20% in 2019. The outstanding balance on these loans was $72.3 million and $77.3 million at December 31, 2020 and 2019, respectively. During 2020, 2019, and 2018, interest expense for these loans totaled $0.5 million, $1.8 million, and $1.6 million, respectively. At December 31, 2020, the loans were collateralized by mortgage-related securities and commercial mortgage loans with a carrying value of $96.3 million.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Bank Loan

On November 7, 2019, the Company, issued a $350.0 million short-term note payable to Standard Chartered Bank, which was guaranteed by the Company’s ultimate parent, Prudential, plc. In exchange, the Company paid a dividend of $350.0 million to Prudential, plc. This note accrued interest at LIBOR plus 0.20% per annum and was due November 7, 2020. In 2020, the Company transferred this note, plus all outstanding interest due, to Prudential and in turn the Company issued shares as further described in Note 22. Interest expense was $3.6 million and $1.1 million in 2020 and 2019.

11.	Federal Home Loan Bank Advances

The Company, through its subsidiary, Jackson, entered into a short-term advance program with the FHLBI in which interest rates were either fixed or variable based on the FHLBI cost of funds or market rates. Advances of $380.0 million and $300.1 million were outstanding at December 31, 2020 and 2019, respectively, and were recorded in other liabilities. The Company paid interest of $0.3 million, $2.1 million, and $2.6 million on such advances during 2020, 2019, and 2018, respectively.

12.	Income Taxes

On March 27, 2020, H.R. 748, the Coronavirus Aid, Relief, and Economic Security Act, “the CARES ACT”, was signed into legislation which includes tax provisions relevant to businesses that during 2020 will impact taxes related to 2018 and 2019. Some of the significant changes are reducing the interest expense disallowance for 2019 and 2020, allowing the five year carryback of net operating losses for 2018-2020, suspension of the 80% limitation of taxable income for net operating loss carryforwards for 2018-2020, and the acceleration of depreciation expense from 2018 and forward on qualified improvement property. In 2020, the Company recognized a tax benefit of $16.3 million as a result of the CARES ACT. In addition, the Taxpayer Certainty & Disaster Tax Relief Act was enacted on December 27, 2020. There was no impact to taxes from this legislation.

The components of the provision for federal, state and local income taxes were as follows (in millions):

	For the Years Ended December 31,
	2020	2019	2018
Current tax (benefit) expense	$(77.7)	$304.8	$112.0
Deferred tax (benefit) expense	(417.3)	(673.7)	226.3

Income tax (benefit) expense	$(495.0)	$(368.9)	$338.3

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The federal income tax provisions differ from the amounts determined by multiplying pretax income attributable to the Company by the statutory federal income tax rate of 21% were as follows (in millions):

	For the Years Ended December 31,
	2020	2019	2018
Income taxes at statutory rate	$(173.7)	$(181.9)	$488.0
State income taxes	(46.1)	0.1	(3.1)
Dividends received deduction	(157.8)	(170.9)	(114.6)
Valuation allowance	0.5	0.8	(1.8)
U.S. federal tax reform impact (1)	(16.3)	—	(11.8)
Provision for uncertain tax benefit	—	—	4.8
Other tax credits	(60.7)	(39.8)	(33.4)
Prior year deferred tax benefit	(52.9)	—	—
Other	12.0	22.8	10.2

Income tax (benefit) expense	$(495.0)	$(368.9)	$338.3

Effective tax rate	59.9%	42.6%	14.6%

(1)

For the year ended December 31, 2020, the benefit is the result of the CARES Act. For the year ended December 31, 2018, the benefit is the result of change in tax rates under the Tax Cuts and Jobs Act.

For 2019 and 2018, the rate reconciling items for other tax credits and other items included a reclassification to conform with the current year presentation.

Federal income taxes paid were $4.0 million, $395.1 million, and $23.0 million in 2020, 2019, and 2018, respectively.

The tax effects of significant temporary differences that gave rise to deferred tax assets and liabilities were as follows (in millions):

	December 31,
	2020	2019
Gross deferred tax asset
Difference between financial reporting and the tax basis of:
Policy reserves and other insurance items	$3,259.1	$2,986.6
Employee benefits	165.3	155.6
Derivative investments	1,120.6	863.2
Net operating loss carryforward	28.8	48.1
Other	54.4	69.0

Total gross deferred tax asset	4,628.2	4,122.5
Valuation allowance	(1.6)	(1.1)

Gross deferred tax asset, net of valuation allowance	4,626.6	4,121.4

Gross deferred tax liability
Difference between financial reporting and the tax basis of:
Deferred acquisition costs and sales inducements	(2,812.0)	(2,485.5)
Other investment items	(29.8)	(295.8)
Net unrealized gains on available for sale securities	(697.1)	(592.0)
Other	(61.4)	(48.6)

Total gross deferred tax liability	(3,600.3)	(3,421.9)

Net deferred tax asset	$1,026.3	$699.5

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The Company is required to evaluate the recoverability of its deferred tax assets and establish a valuation allowance, if necessary, to reduce its deferred tax asset to an amount that is more likely than not to be realizable. Considerable judgment and the use of estimates are required when determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. When evaluating the need for a valuation allowance, the Company considers many factors, including: the nature and character of the deferred tax assets and liabilities; taxable income in prior carryback years; future reversals of temporary differences; the length of time carryovers can be utilized; and any tax planning strategies the Company would employ to avoid a tax benefit from expiring unused.

Concluding that a valuation allowance is not required is difficult when there has been significant negative evidence, such as cumulative losses in recent years. The Company utilized a three year rolling calculation of actual income before taxes adjusted for permanent items to measure the cumulative losses in recent years. The total historical cumulative loss includes significant increases in the dividend received deduction (“DRD”) benefit for 2018 and 2019 due to the majority of funds in separate accounts converting regulated investment companies (“RICs”) to partnerships. The conversion resulted in two years of DRD from RIC distributions being deducted in each of 2018 and 2019. Significant increases in the DRD from fund conversions are not expected to continue as there are a limited number of RIC funds that could still be converted. The Company considered this as well as a one-time hedge loss related to managing to risk limits prior to the adoption of VM-21 in 2019, in assessing the sources of taxable income available to realize the benefit of deferred tax assets.

In 2020, the Company recorded a valuation allowance in the amount of $1.6 million against the deferred tax assets associated with both realized and unrealized losses on capital assets, in the non-life insurance group, where management no longer believes that it is more likely than not that the full tax benefit of the losses will be realized.

The Company evaluated each component of the deferred tax asset and assessed the effects of limitations and/or interpretations on the value of such components to be fully recognized in the future. The Company also evaluated the likelihood of sufficient taxable income in the future to offset the available deferred tax assets based on evidence considered to be objective and verifiable. Based on the analysis at December 31, 2020, the Company concluded that it is more likely than not, that the $999.0 million of net deferred tax assets for the life insurance group and $27.3 million net deferred tax assets for the non-life insurance group will be realized through future projected taxable income.

In 2016, the Company reached an agreement with the IRS regarding the taxation of hedging activities. This agreement requires the current taxation of all unrealized gains and losses on hedge-related investments, but then defers two-thirds of the amount ratably over the following two years. Accordingly, there is an acceleration of taxes incurred currently and a related offset to the taxes being deferred.

At December 31, 2020, the Company had a federal tax ordinary loss carryforward of $137.0 million attributable to a previous acquisition, which begins to expire in 2026. Section 382 of the Internal Revenue Code imposes limitations on the utilization of net operating loss carryforwards. The Section 382 limitation is an annual limitation on the amount of pre-acquisition net operating losses that a corporation may use to offset post-acquisition income. Section 382 further limits certain unrealized built-in losses at the time of acquisition. The annual limitation is approximately $21.0 million. At December 31, 2020 and 2019, the Company had Foreign Tax Credit and Alternative Minimum Tax Credit (subject to 382 limitations) carryforwards of $6.2 million and $44.4 million, respectively.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The Company has considered both permanent and temporary positions in determining the unrecognized tax benefit rollforward. At December 31, 2020 and 2019, the Company held reserves related to the exclusion of short-term capital gains from the separate account DRD calculation and a change in the calculation of its tax basis reserves. The DRD was agreed to through the IRS Fast Track Settlement process in 2020 and the unrecognized benefit has been recorded to FIT payable included in other liabilities on the consolidated balance sheets. The following table summarizes the changes in the Company’s unrecognized tax benefits (in millions):

	December 31,
	2020	2019
Unrecognized tax benefit, beginning of year	$33.0	$33.0
Additions for tax positions identified	—	—
Decrease for DRD short-term gain position	(30.7)	—

Unrecognized tax benefit, end of year	$2.3	$33.0

The Company recognizes interest and penalties accrued, if any, related to unrecognized tax benefits as a component of income tax (benefit) expense. The Company did not recognize any interest and penalty expense in 2020 or 2019. In 2018, the Company recognized interest and penalty expense of $2.1 million. For both 2020 and 2019 the Company had accrued total interest of $4.9 million. The Company did not record any amounts for penalties related to unrecognized tax benefits during 2020, 2019 or 2018.

Based on information available as of December 31, 2020, the Company believes that, in the next 12 months, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease.

The Company is generally no longer subject to U.S. federal tax examinations by tax authorities for years prior to 2012. The Brooke Life federal consolidated tax return is currently under examination by the Internal Revenue Service for the 2017 tax year. The JFI non-life federal consolidated return is currently under examination by the Internal Revenue Service for the 2018 tax year. Certain of the Company’s subsidiaries’ state income tax returns are currently under examination by various jurisdictions for years ranging from 2011 to 2017. The Company does not anticipate any material changes from any of these audits.

13.	Segment Information

In 2020, management elected to revise the reportable segments for its businesses following the completion of the reinsurance transaction with Athene. As a result, the Company has retrospectively adjusted its previously reported segments. With this revision, the Company has three reportable segments consisting of Retail Annuities, Institutional Products, Closed Life and Annuity Block, plus its Corporate and Other segment. These segments reflect the manner by which the Company’s chief operating decision maker views and manages the business. The following is a brief description of the Company’s reportable segments.

Retail Annuities

The Company’s Retail Annuities segment offers a variety of retirement income and savings products through its diverse suite of products, consisting primarily of variable annuities, fixed index annuities, and fixed annuities. These products are distributed through various wirehouses, insurance brokers and independent broker-dealers, as well as through banks and financial institutions, primarily to high net worth investors and the mass and affluent markets.

The Company’s variable annuities, represent an attractive option for retirees and soon-to-be retirees, providing access to equity market appreciation and add-on benefits, including guaranteed lifetime income. A fixed index annuity is designed for investors who desire principal protection with the opportunity to

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

participate in capped upside investment returns linked to a reference market index. The Company also provides access to guaranteed lifetime income as an add-on benefit. A fixed annuity is a guaranteed product designed to build wealth without market exposure, through a crediting rate that is likely to be superior to interest rates offered from banks or money market funds.

The financial results of the variable annuity business within the Company’s Retail Annuities segment are largely dependent on the performance of the contract holder account value, which impacts both the level of fees collected and the benefits paid to the contract holder. The financial results of the Company’s fixed annuities, including the fixed portion of its variable annuity account values and fixed index annuities, are largely dependent on the Company’s ability to earn a spread between earned investment rates on general account assets and the interest credited to contract holders.

Institutional Products

The Company’s Institutional Products consists of traditional guaranteed investment contracts (“GICs”), funding agreements (including agreements issued in conjunction with the Company’s participation in the US Federal Home Loan Bank of Indianapolis program) and Medium Term Note funding agreements. The Company’s GIC products are marketed to defined contribution pension and profit sharing retirement plans. Funding agreements are marketed to institutional investors, including corporate cash accounts and securities lending funds, as well as money market funds, and are issued to the FHLBI in connection with its program.

The financial results of the Company’s institutional products business are primarily dependent on the Company’s ability to earn target spreads on general account assets.

Closed Life and Annuity Blocks

Although the Company historically offered traditional life insurance products, it discontinued new sales of life insurance products in 2012. The Company’s Closed Life and Annuity Blocks segment includes life insurance products offered through that point, including various protection products, such as whole life, universal life, variable universal life and term life insurance products that provide financial safety for individuals and their families. This segment distributed these products primarily through independent insurance agents; independent broker-dealers; regional broker-dealers; wirehouses; registered investment advisers; and banks, credit unions and other financial institutions, primarily to the mass market. This segment also includes acquired closed blocks consisting primarily of life insurance.

The Company’s Closed Life and Annuity Blocks segment also includes group pay-out annuities, consisting of a closed block of defined benefit annuity plans assumed from John Hancock USA and John Hancock Life Insurance Company of New York through a reinsurance agreement. A single premium payment from an employer (contract holder) funds the pension benefits for its employees (participants). The contracts are tailored to meet the requirements of the specific pension plan being covered.

The profitability of the Company’s Closed Life and Annuity Blocks segment is largely driven by its historical ability to appropriately price its products and purchase appropriately priced blocks of business, as realized through underwriting, expense and net losses on derivatives and investments, and the ability to earn an assumed rate of return on the assets supporting that business.

Corporate and Other

The Company’s Corporate and Other segment primarily consists of the operations of its investment management company, VIE’s and unallocated corporate income and expenses.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The Company, through its subsidiary NPH, sold its independent broker-dealer business to LPL. For 2018, the Company’s Corporate and Other segment include the results of this business. For segment reporting purposes, the Company has reflected $(50.4) million in 2018 as non-operating income.

The Corporate and Other segment also includes certain eliminations and consolidation adjustments.

Segment Performance Measurement

Segment operating revenues and pretax adjusted operating earnings are non-GAAP financial measures that management believes are critical to the evaluation of the financial performance of the Company’s segments. The Company uses the same accounting policies and procedures to measure segment pretax adjusted operating earnings as used in its reporting of consolidated net income. Its primary measure is pretax adjusted operating earnings, which is defined as net income recorded in accordance with GAAP, excluding certain items that may be highly variable from period to period due to accounting treatment under GAAP, or that are non-recurring in nature, as well as certain other revenues and expenses which are not considered to drive underlying profitability. Operating revenues and pretax adjusted operating earnings should not be used as a substitute for net income as calculated in accordance with GAAP.

Pretax adjusted operating earnings equals net income adjusted to eliminate the impact of the following items:

•

Fees attributable to guarantee benefits: fees paid in conjunction with guaranteed benefit features offered for certain of the Company’s variable annuities and fixed index annuities are set at a level intended to mitigate the cost of hedging and funding the liabilities associated with such guaranteed benefit features. The full amount of the fees attributable to guarantee benefit features have been excluded from pretax adjusted operating earnings as the related net movements in freestanding derivatives and net reserve and embedded derivative movements, as described below, have been excluded from pretax adjusted operating earnings. This presentation of earnings is intended to directly align revenue and related expenses associated with the guaranteed benefit features;

•

Net movement in freestanding derivatives, except earned income (periodic settlements and changes in settlement accruals) on derivatives that are hedges of investments, but do not quality for hedge accounting treatment: changes in the fair value of freestanding derivatives used to manage the risk associated with life and annuity reserves, including those arising from the guaranteed benefit features offered for certain variable annuities and fixed index annuities. Net movements in freestanding derivatives have been excluded from pretax adjusted operating earnings because the market value of these derivatives may vary significantly from period to period as a result of near-term market conditions and therefore are not directly comparable or reflective of the underlying profitability of the business;

•

Net reserve and embedded derivative movements: changes in the valuation of certain life and annuity reserves, a portion of which are accounted for as embedded derivative instruments and which are primarily comprised of variable and fixed index annuity reserves, including those guaranteed benefit features offered for certain of the Company’s variable annuities. Net reserve and embedded derivative movements have been excluded from pretax adjusted operating earnings because the carrying values of these derivatives may vary significantly from period to period as the result of near-term market conditions and policyholder behavior-related inputs and therefore are not directly comparable or reflective of the underlying profitability of the business. Movements in reserves attributable to the current period claims and benefit payments in excess of a customer’s account value on these policies are also excluded from pretax adjusted operating earnings as these benefit payments are affected by near-term market conditions and policyholder behavior-related inputs and therefore may vary significantly from period to period;

•	Net losses on derivatives and investments: realized investment gains and losses associated with periodic sales or disposals of securities, excluding those held within the Company’s trading portfolio,

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

as well as valuation allowances, and impairments of securities, after adjustment for the non-credit component of the impairment charges;

•	DAC and DSI impact: amortization of deferred acquisition costs and deferred sales inducements associated with the items excluded from pretax adjusted operating earnings;

•	Assumption changes: the impact on the valuation of net derivative and reserve movements, including amortization on DAC, arising from changes in underlying actuarial assumptions;

•	Gain on Athene—the impact of the Athene reinsurance transaction;

•

Other items: one-time or other non-recurring items, such as costs relating to the Company’s separation from Prudential, the impact of discontinued operations and investments that are consolidated on the financial statements due to U.S. GAAP accounting requirements, such as investments in collateralized loan obligations, but for which the consolidation effects are not aligned with the Company’s economic interest or exposure to those entities; and

•	Income taxes.

As detailed above, the fees attributed to guaranteed benefits, the associated movements in optional guaranteed benefit liabilities, and related claims and benefit payments are excluded from pretax adjusted operating earnings, as the Company believes this approach appropriately removes the impact to both revenue and expenses associated with the guaranteed benefit features that are offered for certain variable annuities and fixed index annuities.

Set forth in the tables below is certain information with respect to the Company’s segments, as described above (in millions).

For the Year Ended December 31, 2020	Retail Annuities	Closed Life and Annuity Blocks	Institutional Products	Corporate and Other	Intersegment Eliminations	Total Consolidated
Operating Revenues
Fee income	$3,470.2	$512.5	$—	$165.5	$(65.9)	$4,082.3
Premium	—	172.3	—	—	—	172.3
Net investment income	930.4	758.8	354.8	(142.7)	163.2	2,064.5
Income on operating derivatives	48.0	58.3	—	21.2	—	127.5
Other income	29.9	24.9	1.6	7.6	—	64.0

Total Operating Revenues	4,478.5	1,526.8	356.4	51.6	97.3	6,510.6
Operating Benefits and Expenses
Death, other policy benefits and change in policy reserves, net of deferrals	54.4	915.6	—	—	—	970.0
Interest credited on other contract holder funds, net of deferrals	531.8	428.2	250.0	—	—	1,210.0
Interest expense	27.3	—	16.5	44.6	—	88.4
Operating costs and other expenses, net of deferrals	1,797.2	165.8	4.8	201.4	—	2,169.2
Deferred acquisition and sales inducements amortization	61.9	17.0	—	—	19.8	98.7

Total Operating Benefits and Expenses	2,472.6	1,526.6	271.3	246.0	19.8	4,536.3

Pretax Adjusted Operating Earnings	$2,005.9	$0.2	$85.1	$(194.4)	$77.5	$1,974.3

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

For the Year Ended December 31, 2019	Retail Annuities	Closed Life and Annuity Blocks	Institutional Products	Corporate and Other	Intersegment Eliminations	Total Consolidated
Operating Revenues
Fee income	$3,406.4	$528.3	$—	$180.7	$(92.8)	$4,022.6
Premium	—	580.8	—	—	—	580.8
Net investment income	1,504.1	802.2	449.7	(56.5)	98.0	2,797.5
Income on operating derivatives	38.6	26.5	—	7.5	—	72.6
Other income	0.5	57.9	—	10.5	—	68.9

Total Operating Revenues	4,949.6	1,995.7	449.7	142.2	5.2	7,542.4
Operating Benefits and Expenses
Death, other policy benefits and change in policy reserves, net of deferrals	26.7	1,424.5	—	—	—	1,451.2
Interest credited on other contract holder funds, net of deferrals	905.5	444.3	290.6	—	—	1,640.4
Interest expense	34.8	—	48.8	14.9	—	98.5
Operating costs and other expenses, net of deferrals	1,757.7	107.0	4.7	197.6	—	2,067.0
Deferred acquisition and sales inducements amortization	(61.6)	19.5	—	—	1.4	(40.7)

Total Operating Benefits and Expenses	2,663.1	1,995.3	344.1	212.5	1.4	5,216.4

Pretax Adjusted Operating Earnings	$2,286.5	$0.4	$105.6	$(70.3)	$3.8	$2,326.0

For the Year Ended December 31, 2018	Retail Annuities	Closed Life and Annuity Blocks	Institutional Products	Corporate and Other	Intersegment Eliminations	Total Consolidated
Operating Revenues
Fee income	$3,384.3	$545.4	$—	$167.7	$(91.0)	$4,006.4
Premium	—	5,168.1	—	—	—	5,168.1
Net investment income	1,503.4	658.8	381.3	(75.0)	112.6	2,581.1
Income on operating derivatives	67.4	49.0	—	9.8	—	126.2
Other income	0.3	54.8	—	5.6	—	60.7

Total Operating Revenues	4,955.4	6,476.1	381.3	108.1	21.6	11,942.5
Operating Benefits and Expenses
Death, other policy benefits and change in policy reserves, net of deferrals	(9.3)	6,326.6	—	—	—	6,317.3
Interest credited on other contract holder funds, net of deferrals	863.3	462.6	230.4	—	—	1,556.3
Interest expense	42.3	—	43.9	—	—	86.2
Operating costs and other expenses, net of deferrals	1,689.8	(407.8)	5.0	193.5	(2.2)	1,478.3
Deferred acquisition and sales inducements amortization	620.8	22.4	—	—	(53.3)	589.9

Total Operating Benefits and Expenses	3,206.9	6,403.8	279.3	193.5	(55.5)	10,028.0

Pretax Adjusted Operating Earnings	$1,748.5	$72.3	$102.0	$(85.4)	$77.1	$1,914.5

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Included in the intersegment eliminations in the above tables, is an elimination of investment fees paid by Jackson to PPM, and the elimination of investment income between Retail Annuities and the Corporate and Other segments.

In addition for 2018, the intersegment eliminations also included an elimination of the deferral of commissions and related amortization paid by Jackson and retained by NPH.

The following table summarizes the reconciling items from operating revenues to total revenues attributable to the Company (in millions):

	Years Ended December 31,
	2020	2019	2018
Total operating revenues	$6,510.6	$7,542.4	$11,942.5
Fees attributed to variable annuity benefit reserves	2,509.0	2,376.8	2,239.2
Net losses on derivatives and investments	(7,017.9)	(6,456.5)	(625.0)
Net investment income related to noncontrolling interests	(3.6)	54.7	68.7
Consolidated investments	(22.6)	(39.0)	(0.8)
Realized gains related to Athene	2,891.0	—	—
Other items	—	—	52.8

Total revenues	$4,866.5	$3,478.4	$13,677.4

The following table summarizes the reconciling items from operating benefits and expenses to total benefits and expenses attributable to the Company (in millions):

	Years Ended December 31,
	2020	2019	2018
Total operating benefits and expenses	$4,536.3	$5,216.4	$10,028.0
Benefits attributed to variable annuity benefit reserves	150.1	131.7	102.5
Amortization of DAC and DSI related to non-operating revenues and expenses	(1,251.8)	(939.9)	501.6
SOP 03-1 reserve movements	163.6	(118.5)	547.2
Athene reinsurance transaction	2,081.6	—	—
Other items	17.4	—	105.5

Total benefits and expenses	$5,697.2	$4,289.7	$11,284.8

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The following table summarizes the reconciling items, net of deferred acquisition costs and deferred sales inducements, from pretax adjusted operating earnings to net income attributable to the Company (in millions):

	Years Ended December 31,
	2020	2019	2018
Pretax adjusted operating earnings	$1,974.3	$2,326.0	$1,914.5
Non-operating adjustments:
Fees attributable to guarantee benefit reserves	2,509.0	2,376.8	2,239.2
Net movement in freestanding derivatives	(4,763.3)	(6,603.9)	641.5
Net reserve and embedded derivative movements	(3,183.5)	60.3	(1,588.3)
Net realized investment gains/(losses)	479.3	197.3	(18.8)
DAC and DSI impact	1,260.5	898.4	(612.4)
Assumption changes	127.5	(80.5)	(198.5)
Gain on Athene	809.4	—	—
Other items	(40.3)	(40.4)	(53.3)

Pretax (loss) income attributable to Jackson Financial Inc.	(827.1)	(866.0)	2,323.9
Income tax (benefit) expense	(495.0)	(368.9)	338.3

Net (loss) income attributable to Jackson Financial Inc.	$(332.1)	$(497.1)	$1,985.6

The following table summarizes total assets by segment (in millions):

	December 31,
	2020	2019
Retail Annuities	$275,915.3	$250,113.9
Closed Life and Annuity Blocks	34,161.1	30,676.6
Institutional Products	13,687.6	14,735.3
Corporate and Other	1,301.5	1,404.2

Total Assets	$325,065.5	$296,930.0

14.	Commitments, Contingencies, and Guarantees

The Company and its subsidiaries are involved in litigation arising in the ordinary course of business. It is the opinion of management that the ultimate disposition of such litigation will not have a material adverse effect on the Company’s financial condition. Jackson has been named in civil litigation proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers including allegations of misconduct in the sale of insurance products. The Company accrues for legal contingencies once the contingency is deemed to be probable and reasonably estimable. At December 31, 2020 and 2019, the Company recorded accruals totaling $13.1 million and $30.7 million, respectively.

State guaranty funds provide payments for policyholders of insolvent life insurance companies. These guaranty funds are financed by assessing solvent insurance companies based on location, volume and types of business. The Company estimated its reserve for future state guaranty fund assessments based on data received from the National Organization of Life and Health Insurance Guaranty Associations. Based on data received, the Company’s reserve for future state guaranty fund assessments was $2.3 million and $2.6 million at the end of 2020 and 2019, respectively. At December 31, 2020 and 2019, related premium tax offsets were $0.5 million and $0.8 million, respectively. While the Company cannot predict the amount and timing of any future assessments, the Company believes the reserve is adequate for all anticipated payments for known insolvencies.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

At December 31, 2020, the Company had unfunded commitments related to its investments in limited partnerships and limited liability companies totaling $830.6 million. At December 31, 2020, unfunded commitments related to fixed-rate commercial mortgage loans and other debt securities totaled $185.4 million.

The Company has two separate service agreements with third party administrators to provide policyholder administrative services. These agreements, subject to certain termination provisions, have ten and twelve-year terms and expire in 2021 and 2030.

15.	Leases

The Company leases office space and equipment under several operating leases that expire at various dates through 2051. The Company determines if a contract is a lease at inception or modification. Lease terms may include options to extend or terminate the lease and are included in the lease measurement when it is reasonably certain that the Company will exercise that option. Right-of-use (“ROU”) assets represent the right to use an underlying asset for the lease term and corresponding lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and liabilities are determined using the Company’s incremental borrowings rate based upon information available at lease commencement. Certain lease incentives such as free rent periods are recorded as a reduction of the ROU asset. Lease costs for operating leases are recognized on a straight-line basis over the life of the lease.

The Company has lease agreements with both lease and non-lease components. The Company elected the practical expedient to combine lease and non-lease components for certain real estate leases.

Variable lease expenses may include changes in index-linked lease payments and certain variable operating expenses associated with real estate leases. These payments are recognized in operating expenses in the period incurred.

At December 31, 2020 and 2019, the Company had operating lease net ROU assets of $37.0 million and $46.4 million and associated lease liabilities of $51.3 million and $61.6 million, respectively, classified within other assets and other liabilities, respectively. Net lease expense was $27.8 million, $35.5 million, and $43.3 million in 2020, 2019, and 2018, respectively, including expenses associated with software leases.

In 2018, the Company announced the closing of its Denver office as part of a strategic reorganization of the distribution platform. The Company determined that the lease obligation for this building exceeded the economic benefit for the remainder of the contract, resulting in an expense accrual of $8.6 million in 2018. Upon adoption of ASU 2016-02 in 2019, this expense accrual was recorded as an impairment of the associated ROU asset.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The following table summarizes the components of operating lease costs and other information related to operating leases recorded within operating costs and other expenses, net of deferrals, (in millions):

	Years Ended December 31,
	2020	2019
Lease Cost:
Operating leases (1)	$11.8	$14.2
Variable lease costs	4.6	4.4
Sublease income	(4.6)	(3.4)

Net Lease Cost	$11.8	$15.2

Other Information:
Cash paid for amounts included in the measurement of operating lease liability	$12.3	$15.0
ROU assets obtained in exchange for new lease liabilities	$0.1	$0.1
Weighted average lease term	7 years	7 years
Weighted average discount rate	3.8%	3.7%

(1)	Operating lease costs exclude software leases, as intangible assets are excluded from the scope of Accounting Standard Codification 842, Leases.

At December 31, 2020, the maturities of operating lease liabilities were as follows (in millions):

2021	$10.3
2022	9.1
2023	9.0
2024	7.7
2025	6.0
Thereafter	16.8

Total	$58.9

Less: interest	7.6

Present value of lease liabilities	$51.3

16.	Share-Based Compensation

Certain employees participate in various share award plans relating to Prudential shares and/or American Depositary Receipts (“ADRs”) that are tradable on the New York Stock Exchange and are described below.

At certain times, the Company may grant one-off type retention awards to certain key senior executives within Jackson and PPM. These awards are subject to the prior approval of the respective Jackson and PPM Remuneration Committees (collectively, “REMCO”) and are nil cost awards with a contingent right to receive Prudential ADRs. The awards are contingent upon continued employment of the recipient through the award vesting date. There are no performance measurements with these awards.

The Company classifies the above plan as an equity settled plan and, therefore, reflects the net reserve related to the compensation expense and the value of the shares distributed under this plan within the consolidated statements of equity. At December 31, 2020 and 2019, the Company had $7.7 million and $0.5 million, respectively, reserved for future payments under this plan.

The Company either acquires shares/ADRs or reimburses Prudential for the costs of any shares/ADRs that were distributed to participants in the above plan, or may be distributed in the future. The shares/ADRs

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

acquired for all the share-award plans are held at cost in a trust account for future distributions. The Company reflects the costs of shares/ADRs held within the consolidated balance sheet as shares held in trust. At both December 31, 2020 and 2019, the Company had $4.3 million of shares/ADRs held at cost in the trust, respectively.

The PLTIP is a Prudential incentive plan in which the Company may grant share awards to eligible employees in the form of a contingent right to receive Prudential ADRs, or a conditional allocation of Prudential ADRs, subject to the prior approval of REMCO. These share awards vest based on the achievement of planned International Financial Reporting Standards (“IFRS”) pretax operating income for the U.S. business, have vesting periods of three years and are at nil cost to the employee. Share awards vest between 0% (less than 90% of plan) and 100% (more than 110% of plan) of the grant amounts dependent on IFRS pretax operating income attained over the performance period. Award holders do not have any right to dividends or voting rights attached to the ADRs granted during the performance period. Upon vesting, a number of ADRs equivalent to the value of dividends that otherwise would have been received over the performance period are added to vested awards.

The Company classifies the above plan as liability settled plans and, therefore, reflects the accrued compensation expense and the value of the shares distributed within other liabilities. At December 31, 2020 and 2019, the Company had $118.9 million and $120.0 million, respectively, accrued for future payments under this plan.

The Company recognizes share-based compensation expense associated with the above plans based on the grant-date award fair value ratably over the requisite service period of each individual grant, which generally equals the vesting period. Additional compensation expense is recognized based on the change in fair value of the award at the end of each reporting period. The Company estimates forfeitures when calculating share-based compensation expense.

Total expense related to these share-based performance related compensation plans was as follows (in millions):

	For the Years Ended December 31,
	2020	2019	2018
Prudential LTIP plan	$48.4	$77.6	$38.9
Retention Share Plan	7.5	1.3	(0.3)

Total compensation expense related to incentive plans	$55.9	$78.9	$38.6

Income tax benefit	$11.7	$16.6	$8.1

The total unrecognized compensation expense related to all share-based plans at December 31, 2020 was $126.0 million with a weighted average remaining period of 1.56 years.

During both 2020 and 2019, certain one-off type retention awards were issued.

The weighted average share/ADR fair values of share-based awards granted by the PLTIP during 2020, 2019, and 2018 were $25.89, $39.72, and $49.44, respectively.

The weighted average fair value for the Jackson and PPM performance awards represents the average Prudential ADR price for the thirty days following Prudential’s unaudited annual earnings release date. The fair value amounts relating to the equity settled plans were determined using either the Black-Scholes or Monte Carlo option-pricing models. These models are used to calculate fair values for options and awards at the grant date based on the quoted market price of the stock at the measurement date, the dividend yield, expected volatility, risk-free interest rates and expected term.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Outstanding non-vested Prudential ADRs granted were as follows:

	Prudential LTIP plan
	ADR’s	Weighted Average Grant Date Fair Value
At December 31, 2018	5,382,064	$42.46

Granted	2,628,330	39.72
Exercised	1,817,870	37.27
Forfeited	689,980	43.89

At December 31, 2019	5,502,544	$42.69

Granted	2,865,582	25.89
Exercised	1,899,846	42.12
Forfeited	226,433	40.12

At December 31, 2020	6,241,847	$35.51

At December 31, 2020 and 2019 there were 785,205 and 33,435, respectively, non-vested Prudential ADR grants related to the one-off retention award plan, with a weighted average grant date price of $26.39 and $35.89.

17.	Other Related Party Transactions

The Company’s investment management operation, PPM, provides investment services to other non-consolidated Prudential affiliated entities. The Company recognized revenue of $37.2 million, $68.7 million, and $70.7 million, associated with these investment services during the 2020, 2019, and 2018, respectively. This revenue is included in fee income in the accompanying consolidated income statements.

The Company, through its PGDS subsidiary, provides various information security and technology services to certain non-consolidated Prudential affiliates. The Company recognized $4.7 million, $3.4 million, and $2.8 million of revenue associated with these services during 2020, 2019, and 2018, respectively. This revenue is included in other income in the accompanying consolidated income statements, and is substantially equal to the costs incurred to provide the services, which are reported in operating costs and other expenses in the consolidated income statements.

As a result of the previously mentioned investment management agreement between Jackson and Apollo, an affiliate of Athene, the Company pays Apollo management fees which are calculated and paid monthly in arrears. The Company incurred $59.8 million associated with these services during 2020.

18.	Statutory Accounting and Regulatory Matters

The Company’s insurance subsidiaries are required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile. Statutory accounting practices primarily differ from GAAP by charging policy acquisition costs to expense as incurred and establishing future policy benefit liabilities using different actuarial assumptions, as well as valuing investments and certain assets and accounting for deferred income taxes on a different basis.

At both December 31, 2020 and 2019 Jackson’s statutory capital and surplus was $4.8 billion, which included an adjustment of $83.3 million, as further described below. Jackson had statutory net (loss) income of $(1,933.5) million, $(1,057.6) million, and $1,896.3 million, in 2020, 2019, and 2018, respectively. Furthermore, at December 31, 2020 and 2019, Brooke Life’s statutory capital and surplus was $4.7 billion

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

and $4.8 billion, respectively, which includes its investment in Jackson of $4.8 billion, in both 2020 and 2019, respectively. Brooke Life’s statutory net (loss) income was $(85.1) million, $511.3 million, and $461.5 million in 2020, 2019, and 2018, respectively. Brooke Life’s statutory net income included dividend payments from Jackson of nil, $525.0 million, and $451.9 million in 2020, 2019, and 2018, respectively. Brooke Life paid dividends of nil, $525.0 million, and $450.0 million to its parent in 2020, 2019, and 2018, respectively.

At December 31, 2019, Jackson early adopted the provisions of the National Association of Insurance Commissioners Valuation Manual Minimum Standards No. VM-21: Requirements for Principle-Based Reserves for Variable Annuities (“VM-21”). During 2020, Jackson determined that a simplifying modelling assumption was not consistent with its intent in the adoption of VM-21. The adjustment resulting from this correction and related modelling changes would have reduced after-tax unassigned funds (surplus) by $83.3 million as of December 31, 2019. The Company determined this adjustment to be a correction of an error that was not material to the current year or the 2019 annual financial statements and, therefore, included the adjustment related to the prior year, in the current year change in surplus.

The Company’s consolidated assets are primarily those of its life insurance subsidiary, Jackson. Under Michigan Insurance Law, Jackson must provide notification to the Michigan commissioner of insurance prior to payment of any dividend. Ordinary dividends on capital stock may only be distributed out of earned surplus, excluding any unrealized capital gains and the effect of permitted practices (referred to as adjusted earned surplus). At December 31, 2020, Jackson had no adjusted earned surplus available for dividends. Ordinary dividends are also limited to the greater of 10% of statutory surplus as of the preceding year end, excluding any increase arising from the application of permitted practices, or the statutory net income, excluding any net realized investment gains, for the twelve month period ended on the preceding December 31. The commissioner may approve payment of dividends in excess of these amounts, which would be deemed an extraordinary dividend. The maximum amount that would qualify as an ordinary dividend, which would consequently be free from restriction and available for payment of dividends to Brooke Life in 2021, is estimated to be $456.3 million, subject to the availability of adjusted earned surplus as of the dividend date. Furthermore, at December 31, 2020, Brooke Life had adjusted earned surplus of $1,259.1 million. The maximum amount that would qualify as an ordinary dividend, which would consequently be free from restriction and available for payment of dividends to Brooke Life’s parent in 2021, is estimated to be $377.1 million, subject to the availability of adjusted earned surplus as of the dividend date.

Effective December 31, 2020, the Company received approval from the Department of Insurance and Financial Services regarding the use of a permitted practice which allows early adoption of an exemption for ordinary life insurance certificates issued during 2020 that would be subject to VM-20 of the NAIC Valuation Manual. The exemption for companies meeting the conditions of APF 2020-09 will be part of the 2022 Valuation Manual. The permitted practice does not result in differences in net income or capital and surplus between NAIC SAP and practices prescribed or permitted by the state of Michigan, as reserves are established utilizing the same methodology as prior years. However, the additional PBR requirements are eliminated.

Jackson had been granted a permitted practice that allowed Jackson to carry interest rate swaps at book value, as if the requirements for statutory hedge accounting were in place, instead of at fair value as would have been otherwise required. Jackson was required to demonstrate the effectiveness of its interest rate swap program pursuant to the Michigan Insurance Code. The permitted practice was annually renewed and was in place until September 30, 2019, at which time, with the approval of the Department of Insurance and Financial Services, it was terminated.

Under Michigan Insurance Law, VOBA is reported as an admitted asset if certain criteria are met. Pursuant to Michigan Insurance Law, Jackson reported $81.9 million and $131.0 million of statutory basis VOBA, at December 31, 2020 and 2019, respectively, which is fully admissible.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The NAIC has developed certain risk-based capital (“RBC”) requirements for life insurance companies. Under those requirements, compliance is determined by a ratio of a company’s total adjusted capital (“TAC”), calculated in a manner prescribed by the NAIC to its authorized control level RBC, calculated in a manner prescribed by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice the authorized control level RBC (“Company action level RBC”). At December 31, 2020, Jackson and Brooke Life’s TAC remained well in excess of the Company action level RBC.

In addition, on the basis of statutory financial statements that insurers file with the state insurance regulators, the NAIC annually calculates twelve financial ratios to assist state regulators in monitoring the financial condition of insurance companies. A usual range of results for each ratio is used as a benchmark and departure from the usual range on four or more of the ratios can lead to inquiries from individual state insurance departments. In 2020 and 2019, there were no significant exceptions with any ratios.

19.	Benefit Plans

The Company has a defined contribution retirement plan covering substantially all employees and certain affiliates. Effective January 1, 2020, employees are immediately eligible to participate in the Company’s matching contribution. To be eligible to participate in the Company’s profit sharing contribution, an employee must have attained the age of 21, completed at least 1,000 hours of service in a 12-month period and passed their 12-month employment anniversary. In addition, the employee must be employed on the applicable January 1 or July 1 entry date. The Company’s annual profit sharing contributions, as declared by Jackson’s board of directors, are based on a percentage of eligible compensation paid to participating employees during the year. In addition, the Company matches a participant’s elective contribution, up to 6 percent of eligible compensation, to the plan during the year. The Company’s expense related to this plan was $33.8 million, $31.9 million, and $35.9 million in 2020, 2019, and 2018, respectively.

The Company maintains non-qualified voluntary deferred compensation plans for certain agents and employees. At December 31, 2020 and 2019, the liability for such plans totaled $594.8 million and $592.5 million, respectively, and is reported in other liabilities. The Company’s expense (income) related to these plans, including a match of elective deferrals for the agents’ deferred compensation plan and the change in value of participant elected deferrals, was $55.7 million, $69.9 million, and $(1.3) million in 2020, 2019, and 2018, respectively.

20.	Operating Costs and Other Expenses

The following table is a summary of the Company’s operating costs and other expenses (in millions):

	For the Years Ended December 31,
	2020	2019	2018
Commission expenses	$1,927.0	$1,935.1	$1,836.1
John Hancock ceding commission	—	(65.2)	(555.0)
Athene ceding commission	(1,202.6)	—	—
General and administrative expenses	996.5	994.1	1,049.9
Deferral of acquisition costs	(736.8)	(797.0)	(747.1)

Total operating costs and other expenses	$984.1	$2,067.0	$1,583.9

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

21.	Reclassifications Out of Accumulated Other Comprehensive Income

The following table represents changes in the balance of AOCI, net of income tax, related to unrealized investment gains (losses) (in millions):

	December 31,
	2020	2019	2018
Balance, beginning of year	$2,332.9	$(336.1)	$947.5
OCI before reclassifications	1,469.2	2,603.8	(1,335.5)
Amounts reclassified from AOCI	(1,168.0)	65.2	(89.4)
Cumulative effect of changes in accounting principles	—	—	141.3

Balance, end of year	$2,634.1	$2,332.9	$(336.1)

The following table represents amounts reclassified out of AOCI (in millions):

AOCI Components	Amounts Reclassified from AOCI			Affected Line Item in the Consolidated Income Statement
	December 31,
	2020	2019	2018
Net unrealized investment gain (loss):
Net realized gain (loss) on investments	$(1,486.6)	$83.6	$(111.4)	Net losses on derivatives and investments
Other impaired securities	8.1	(1.0)	(1.8)	Net losses on derivatives and investments

Net unrealized gain (loss), before income taxes	(1,478.5)	82.6	(113.2)
Income tax (expense) benefit	310.5	(17.4)	23.8

Reclassifications, net of income taxes	$(1,168.0)	$65.2	$(89.4)

22.	Equity

Common Stock

The Company has two classes of common stock: Class A common stock and Class B common stock. Both classes have a par value of $0.01 per share. Each share of Class A common stock is entitled to ten votes per share. Each share of Class B common stock is entitled to one vote per share. Except for voting rights, the Company’s Class A common stock and Class B common stock have the same dividend rights, are equal in all respects, and are treated as if they were one class of shares.

At December 31, 2020 and 2019, the Company was authorized to issue up to 2,000 shares and 1,000 shares of common stock, respectively. On July 17, 2020, the Company’s certificate of incorporation was amended to increase the authorized shares. The amendment designated 1,000 shares as Class A common stock and 1,000 shares as Class B common stock. At December 31, 2020 and 2019, there were 887 and 360 shares of Class A common stock and 13 and nil shares of Class B common stock issued and outstanding, respectively.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

The following table represents changes in the balance of common shares outstanding:

	2020	2019
Shares outstanding at January 1,	360	360
Shares issued—debt restructuring	440	—
Shares issued—investment from Athene (1)	100	—
Shares repurchased	—	—

Shares outstanding at December 31,	900	360

(1)	Shares issued included 13 shares of Class B common stock.

On June 12, 2020, the Company formed a new subsidiary, Jackson Finance, LLC (“Jackson Finance”), a Michigan limited liability company. Subsequently, on June 17, 2020, the Company’s ultimate parent, Prudential, and Jackson Finance, entered into an Assignment and Assumption Agreement, whereby Prudential assigned to Jackson Finance all of its right, title, and interest in the surplus note issued by Brooke Life, and in exchange Jackson Finance gave an undertaking to Prudential to pay the $2.0 billion principal (“JF Receivable”) and interest due on the JF Receivable in September 2020. The Company issued 374 shares to its parent pursuant to a subscription agreement and has accepted the JF Receivable in settlement of the share subscription under a deed of assignment and settlement, ultimately resulting in a cashless transaction.

On June 24, 2020, the Company entered into a Supplemental Agreement in respect to its outstanding $350.0 million loan with Standard Chartered Bank, as disclosed in Note 10, pursuant to which the Company transferred the loan to its ultimate parent, Prudential, the former guarantor of the loan. The Company established a payable to Prudential (“Payable”) for the $350.0 million, plus all outstanding interest due, and Prudential, in turn, set up a receivable (“Receivable”), which was contributed to the Company’s parent. Subsequently, the Company issued 66 shares to its parent pursuant to a subscription agreement and accepted the Receivable in settlement of the share subscription under a deed of assignment and settlement, ultimately resulting in a cashless transaction.

On June 18, 2020, the Company entered into an investment agreement with Athene Life Re Ltd., pursuant to which Athene would invest $500.0 million of capital into the Company in return for a 9.9 percent voting interest corresponding to a 11.1 percent economic interest in the Company. The agreement was completed on July 17, 2020 and the Company issued 87 shares of Class A common stock and 13 shares of Class B common stock to Athene. Subsequently, in August 2020, the Company ultimately contributed the $500.0 million, as a capital contribution, to its insurance company subsidiary, Jackson.

Effective July 17, 2020, the 800 shares of Class A common stock issued to the Company’s parent, Prudential, with a par value of $125.00 per share, were reclassified and converted into Class A common stock with a par value of $0.01 per share.

Dividends to Shareholders

Dividends declared and paid to the Company’s ultimate parent, Prudential, were nil and $875.0 million for the years ended 2020 and 2019, respectively. Dividends paid in 2019 consisted of $525.0 million of ordinary dividends and $350.0 million in exchange for the short-term note payable to Standard Charter Bank, as previously mentioned in Note 10.

Cumulative Effect of Changes in Accounting Principles

The Company adopted ASU No. 2016-13 and all related amendments with a cumulative effect pre-tax adjustment of $70.2 million to reduce retained earnings, primarily related to the Company’s commercial mortgage loans and reinsurance recoverable.

Jackson Financial Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

23.	Earnings Per Share

Basic earnings per share is calculated by dividing net (loss) income attributable to Jackson Financial Inc. shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share would be calculated by dividing the net (loss) income attributable to Jackson Financial Inc. shareholders, by the weighted-average number of common shares outstanding for the period, plus shares representing the dilutive effect of share-based awards. In 2020, 2019 and 2018, the Company did not have any share-based plans involving the issuance of the Company’s equity and, therefore, no impact to the diluted earnings per share calculation.

The following table sets forth the calculation of earnings per common share:

	Years Ended December 31,
	2020	2019	2018
	(in millions, except share and per share data)
Net (loss) income attributable to Jackson Financial Inc.	$(332.1)	$(497.1)	$1,985.6
Weighted average shares of common stock outstanding—basic (1)	630	360	360
Weighted average shares of common stock outstanding—diluted	630	360	360
Earnings per share—common stock
Basic	$(527,142.86)	$(1,380,833.33)	$5,515,555.56
Diluted	$(527,142.86)	$(1,380,833.33)	$5,515,555.56

(1)	Includes Class B shares issued in 2020, as noted above.

Schedule I

Jackson Financial Inc.

Summary of Investments—Other Than Investments in Related Parties

(In millions)

	As of December 31, 2020
Type of Investment	Cost or Amortized Cost	Fair Value	Amount at Which Shown on Balance Sheet
Debt securities:
Bonds:
U.S. government securities	$4,920.6	$4,967.7	$4,967.7
Other government securities	941.6	1,114.4	1,114.4
Public utilities	4,466.7	5,288.2	5,288.2
Corporate securities	19,071.2	21,262.1	21,262.1
Residential mortgage-backed	249.3	264.6	264.6
Commercial mortgage-backed	1,465.6	1,587.9	1,587.9
Other asset-backed securities	1,363.8	1,380.5	1,380.5

Total debt securities	32,478.8	35,865.4	35,865.4

Equity securities	2,009.9	2,017.3	2,017.3
Commercial mortgage loans	7,742.0		7,742.0
Policy loans	1,052.7		1,052.7
Derivative instruments	2,219.6		2,219.6
Other invested assets	375.4		375.4

Total investments	$45,878.4		$49,272.4

Schedule II

Jackson Financial Inc.

(Parent Company Only)

Balance Sheets

(In millions, except share data)

	December 31,
	2020	2019
Assets
Investment in subsidiaries	$7,546.9	$7,125.6
Cash and cash equivalents	2.1	2.2
Intercompany receivables	2,026.5	0.4

Total assets	$9,575.5	$7,128.2

Liabilities and Equity
Liabilities
Debt	$—	$351.1
Intercompany payables	31.4	0.1
Other liabilities	0.6	4.3

Total liabilities	32.0	355.5

Equity
Common stock, (i) Class A common stock 1,000 shares authorized, $0.01 and $125.00 par value per share and 887 and 360 shares issued and outstanding at December 31, 2020 and 2019, respectively (ii) Class B common stock 1,000 shares authorized, $0.01 par value per share and 13 and nil shares issued and outstanding at December 31, 2020 and 2019, respectively	—	—
Additional paid-in capital	5,927.8	3,077.8
Shares held in trust	(4.3)	(4.3)
Equity compensation reserve	7.7	0.5
Accumulated other comprehensive income	2,634.1	2,332.9
Retained earnings	978.2	1,365.8

Total equity	9,543.5	6,772.7

Total liabilities and equity	$9,575.5	$7,128.2

Schedule II

Jackson Financial Inc.

(Parent Company Only)

Statements of Income

(In millions)

	For the Years Ended December 31,
	2020	2019	2018
Revenues
Net investment income	$—	$—	$—
Dividends from subsidiaries	—	525.0	450.0
Interest income from subsidiaries	49.0	—	—

Total revenues	49.0	525.0	450.0

Benefits and Expenses
Interest expense	3.6	1.1	—
Operating costs and other expenses	17.6	0.7	0.1

Total benefits and expenses	21.2	1.8	0.1

Pretax income	27.8	523.2	449.9
Income tax benefit (expense)	9.5	(0.4)	—
Subsidiary equity earnings	(350.4)	(1,020.7)	1,535.7

Net (loss) income	$(332.1)	$(497.1)	$1,985.6

Schedule II

Jackson Financial Inc.

(Parent Company Only)

Statements of Cash Flows

(In millions)

	For the Years Ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net income	$ (332.1)	$ (497.1)	$1,985.6
Adjustments to reconcile net income to net cash provided by operating activities:
Subsidiary equity earnings	350.4	1,020.7	(1,535.7)
Interest expense	3.6	1.1	—
Change in other assets and liabilities, net	4.0	0.2	—

Net cash provided by operating activities	25.9	524.9	449.9

Cash flows from financing activities:
Net (payments on) proceeds from borrowings	—	350.0	—
Dividends paid	—	(875.0)	(450.0)
Capital distribution to subsidiary	(526.0)	—	—
Common stock issuance—Athene	500.0	—	—

Net cash used in financing activities	(26.0)	(525.0)	(450.0)

Net (decrease) increase in cash and short-term investments	(0.1)	(0.1)	(0.1)

Cash and cash equivalents, beginning of year	2.2	2.3	2.4

Total cash and cash equivalents, end of year	$2.1	$2.2	$2.3

Schedule III

Jackson Financial Inc.

Supplemental Insurance Information

(In millions)

	Deferred Acquisition Costs	Reserves for Future Policy Benefits and Claims Payable	Other Contract Holder Funds
December 31, 2020
Retail Annuities	$13,185.4	$7,846.5	$40,084.3
Closed Life and Annuity Blocks	133.8	13,534.4	13,316.3
Institutional Products	—	—	11,137.8
Corporate and Other	23.8	—	—

Total	$13,343.0	$21,380.9	$64,538.4

December 31, 2019
Retail Annuities	$11,567.0	$4,808.8	$38,182.1
Closed Life and Annuity Blocks	149.2	14,327.6	13,835.3
Institutional Products	—	—	12,287.1
Corporate and Other	(48.6)	—	—

Total	$11,667.6	$19,136.4	$64,304.5

December 31, 2018
Retail Annuities	$10,365.8	$5,185.6	$35,642.3
Closed Life and Annuity Blocks	177.2	14,434.6	14,178.2
Institutional Products	—	—	10,900.1
Corporate and Other	(122.2)	—	—

Total	$10,420.8	$19,620.2	$60,720.6

	Premium	Net Investment Income	Interest Credited on Other Contract Holder Funds	Deferred Acquisition and Sales Inducements Amortization	Operating Costs and Other Expenses
December 31, 2020
Retail Annuities	$—	$930.4	$531.8	$61.9	$1,797.2
Closed Life and Annuity Blocks	172.3	758.8	428.2	17.0	165.8
Institutional Products	—	354.8	250.0	—	4.8
Corporate and Other	—	(142.7)	—	—	201.4
Intersegment eliminations	—	163.2	—	19.8	—

Total	$172.3	$2,064.5	$1,210.0	$98.7	$2,169.2

December 31, 2019
Retail Annuities	$—	$1,504.1	$905.5	$(61.6)	$1,757.7
Closed Life and Annuity Blocks	580.8	802.2	444.3	19.5	107.0
Institutional Products	—	449.7	290.6	—	4.7
Corporate and Other	—	(56.5)	—	—	197.6
Intersegment eliminations	—	98.0	—	1.4	—

Total	$580.8	$2,797.5	$1,640.4	$(40.7)	$2,067.0

December 31, 2018
Retail Annuities	$—	$1,503.4	$863.3	$620.8	$1,689.8
Closed Life and Annuity Blocks	5,168.1	658.8	462.6	22.4	(407.8)
Institutional Products	—	381.3	230.4	—	5.0
Corporate and Other	—	(75.0)	—	—	193.5
Intersegment eliminations	—	112.6	—	(53.3)	(2.2)

Total	$5,168.1	$2,581.1	$1,556.3	$589.9	$1,478.3

Schedule IV

Jackson Financial Inc.

Reinsurance

For the Years Ended December 31, 2020, 2019, and 2018

(In millions)

	Gross Amount	Ceded	Assumed	Net Amount	% Amount Assumed to Net
2020
Life insurance in-force	$118,328.4	$72,187.8	$17,034.1	$63,174.7	27.0%

Insurance premium
Life insurance	$272.7	$142.6	$42.1	$172.2	24.5%
Group payout annuity	—	—	—	—
Accident and health	35.9	40.8	4.9	—
Annuity guaranteed benefits		12.7		(12.7)

Total insurance premium	$308.6	$196.1	$47.0	$159.5	29.5%

2019
Life insurance in-force	$142,233.3	$88,435.1	$18,206.2	$72,004.4	25.3%

Insurance premium
Life insurance	$517.7	$387.2	$44.3	$174.8	25.4%
Group payout annuity	—	—	406.1	406.1
Accident and health	40.1	46.0	5.9	—
Annuity guaranteed benefits	—	13.5	—	(13.5)

Total insurance premium	$557.8	$446.7	$456.3	$567.4	80.4%

2018
Life insurance in-force	$165,033.2	$102,974.6	$19,213.7	$81,272.3	23.6%

Insurance premium
Life insurance	$459.0	$315.7	$41.6	$184.9	22.5%
Group payout annuity	—	—	4,983.2	4,983.2
Accident and health	43.9	50.8	6.9	—
Annuity guaranteed benefits	—	14.3	—	(14.3)

Total insurance premium	$502.9	$380.8	$5,031.7	$5,153.8	97.6%

Schedule V

Jackson Financial Inc.

Valuation and Qualifying Accounts

For the Years Ended December 31, 2020 and 2019

(In millions)

	Balance at Beginning of Period	Charged to Costs and Expenses		Deductions		Balance at End of Period
2020
Allowance for credit losses on debt securities	$—	$13.6		$—		$13.6
Allowances for credit losses on commercial mortgage and other loans	8.9	123.0	(1)	—	(2)	131.9
Allowance for credit losses on reinsurance recoverable	—	12.6	(3)	—		12.6
Valuation allowance on deferred tax asset	1.1	0.5		—		1.6

	$10.0	$149.7		$—		$159.7

2019
Allowances for losses on commercial mortgage and other loans	$5.4	$3.5	(4)	$—	(2)	$8.9
Valuation allowance on deferred tax asset	0.4	0.7		—		1.1

	$5.8	$4.2		$—		$10.0

(1)	Includes cumulative effect adjustment related to the adoption of ASU 2016-13 of $62.0 million.
(2)	Represents release of allowance for write-offs.
(3)	Includes cumulative effect adjustment related to the adoption of ASU 2016-13 of $9.5 million.
(4)	Represents additions to allowance for losses.